 Exhibit 99.2
HUT 8 MINING CORP.
NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON
SEPTEMBER 12, 2023
WITH RESPECT TO A PROPOSED
BUSINESS COMBINATION
INVOLVING
HUT 8 MINING CORP. AND U.S. DATA MINING GROUP, INC.
DATED AS OF AUGUST 11, 2023

The members of the board of directors of Hut 8 Mining Corp. unanimously recommend that shareholders vote IN FAVOUR of the Hut 8 Resolutions.
These materials are important and require your immediate attention. They require shareholders of Hut 8 Mining Corp. to make an important decision. If you are in doubt as to how to make such decision, please contact your financial, legal or other professional advisor. This document does not constitute an offer or a solicitation of securities or proxies to any Person in any jurisdiction in which such offer or solicitation is unlawful.
If you have any questions or require more information with regard to the procedures for voting or have questions regarding the information contained in this document please contact our proxy solicitation agents, Alliance Advisors at 1-888-511-2641 toll free in North America or by email at Hut8@allianceadvisors.com if you are a retail Hut 8 Shareholder or Morrow Sodali at 1-888-777-2059 toll free in North America, 1-289-695-3075 call collect outside of North America or by email at assistance@morrowsodali.com if you are an institutional Hut 8 Shareholder.
No securities regulatory authority or stock exchange in Canada, the United States or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. No securities regulatory authority or stock exchange in Canada, the United States, or elsewhere has approved or registered this document, and this document is not required to be registered with a securities regulatory authority or stock exchange in any such jurisdiction.

HUT 8 MINING CORP.
Suite 500, 24 Duncan Street,
Toronto, Ontario
M5V 2B8
August 11, 2023
Dear Hut 8 Shareholders:
You are invited to attend a special meeting of holders (the “Hut 8 Shareholders”) of common shares (“Hut 8 Shares”) of Hut 8 Mining Corp. (“Hut 8”) at 10 a.m. (Toronto time) on September 12, 2023, subject to any adjournments or postponements thereof (the “Meeting”). The Meeting will be held at Bennett Jones LLP, located at 3400 One First Canadian Place, Toronto, Ontario M5X 1A4.
The Transaction
On February 6, 2023, Hut 8 entered into a business combination agreement (the “Business Combination Agreement”) by and among Hut 8, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp.” (“USBTC”), and Hut 8 Corp., a Delaware corporation (“New Hut”). Pursuant to the Business Combination Agreement, (i) Hut 8 and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, will, as part of a court-sanctioned plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “BCBCA”), be amalgamated (the “Amalgamation”) to continue as one British Columbia corporation (“Hut 8 Amalco”), with the capital of Hut 8 Amalco being the same as the capital of Hut 8, (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut 8 Amalco (other than any shares held by dissenting shareholders) will be exchanged for 0.2000 of a share of New Hut common stock (the “Hut 8 Exchange Ratio”), which will effectively result in a consolidation of the Hut 8 Shares on a five-to-one (5:1) basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut will merge with and into USBTC, with each share of common stock and preferred stock (on an as-converted basis) of USBTC (“USBTC Stock”) being exchanged for 0.6716 of a share of New Hut common stock (the “USBTC Exchange Ratio”) in a merger executed under the laws of the State of Nevada (the “Merger”, and together with the Arrangement, the “Business Combination”).
Based on the number of Hut 8 Shares and USBTC Stock issued and outstanding as of February 6, 2023, it is expected that upon completion of the Business Combination the Hut 8 Shareholders collectively and the USBTC stockholders collectively will each, as a group, own approximately 50% of the common stock of New Hut on a fully-diluted in-the-money basis. New Hut will operate under the name “Hut 8 Corp.”, and intends to list its shares on the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX. A copy of the Business Combination Agreement is available for inspection by the Hut 8 Shareholders on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com or on the Electronic Data Gathering, Analysis, and Retrieval System of the United States Securities and Exchange Commission (“EDGAR”) at www.sec.gov under Hut 8’s profile.
The accompanying management information circular of Hut 8 (the “Circular”) contains important information about the Business Combination, the Business Combination Agreement, other information relating to Hut 8, USBTC and New Hut, and certain related matters, and you should read it carefully.
Voting and Support Agreements
In connection with Hut 8’s entry into the Business Combination Agreement, each member of the board of directors of Hut 8 (the “Board”) and each senior officer of Hut 8 who hold Hut 8 Shares (the “Hut 8 Supporting Shareholders”) have entered into voting and support agreements (the “Hut 8 Support Agreements”) with USBTC to, among other things, (i) vote in favour of the resolutions to approve the transactions contemplated under the Business Combination Agreement in accordance with the terms of the voting and support agreements, and (ii) not, without having first obtained the prior written consent of USBTC, directly or indirectly, sell, transfer, grant a security interest in or otherwise dispose of any right or interest in their Hut 8 Shares, all in accordance with the terms of the Hut 8 Support Agreements, as further described in the Circular.
In addition, USBTC directors, executive officers, and certain existing holders of USBTC stock (the “USBTC Stockholders”) (who collectively owned, as of the date of the Business Combination Agreement, approximately 41.4% of the outstanding voting securities of USBTC) (the “USBTC Supporting Stockholders”) have entered into a stockholder support agreement (the “USBTC Support Agreement”) with USBTC and Hut 8 pursuant to which each USBTC Supporting Stockholder agreed to, among other things, vote at any meeting of the USBTC Stockholders, and execute any action by written consent of the USBTC Stockholders, all of such USBTC Stockholder’s USBTC securities beneficially owned by such USBTC Stockholder at such time in favour of the approval of the Business Combination Agreement as the plan of merger for the Merger and all other transactions contemplated by the Business Combination Agreement. The Hut 8 Support Agreements and the USBTC Support Agreement are available for inspection by the Hut 8 Shareholders on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov under Hut 8’s profile.

Approval Requirements
Hut 8
At the Meeting, the Hut 8 Shareholders will be asked to consider and vote on a special resolution to approve the Arrangement (the “Arrangement Resolution”). In order for the Business Combination to become effective, the Arrangement Resolution must be approved by the affirmative vote of not less than 66⅔% of the votes cast by the Hut 8 Shareholders present or represented by proxy and entitled to vote at the Meeting. The Business Combination is also subject to certain other conditions, including the approval of the Arrangement by the Supreme Court of British Columbia, the approval by the Hut 8 Shareholders of the New Hut Resolution (defined herein) and the approval by the Hut 8 Shareholders of the Incentive Plan Resolution (defined herein).
In addition to the Arrangement Resolution, the Hut 8 Shareholders will be asked to consider and vote on two ordinary resolutions related to the completion of the Business Combination:
(a)
The Hut 8 Shareholders will be asked to approve the issuance of up to 49,665,834 shares of common stock of New Hut (the “New Hut Shares”) to be issued to USBTC Stockholders in connection with the Merger and registered under the Registration Statement filed by New Hut with the United States Securities and Exchange Commission, representing approximately 50% of the common stock of New Hut expected to be outstanding upon completion of the Business Combination on a fully diluted in-the-money basis plus an additional 2% buffer to account for clerical and administrative matters (the “New Hut Resolution”); and

(b)
The Hut 8 Shareholders will be asked to approve the adoption of the New Hut incentive plan (the “Incentive Plan Resolution”).

in each case, as further described in the Circular.
The New Hut Resolution is sought pursuant to Section 611(c) of the TSX Company Manual, whereby a listed company is required to obtain the approval of its shareholders by ordinary resolution passed by at least a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote in connection with a business combination transaction when the number of securities issued or issuable for the transaction exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. The New Hut Resolution approves the issuance of up to 49,665,834 New Hut Shares to USBTC Stockholders, such number consisting of: (i) up to 44,161,669 New Hut Shares issuable to USBTC Stockholders pursuant to the Merger, (ii) up to 4,530,326 New Hut Shares issuable upon the exercise of USBTC replacement options to be issued to USBTC Stockholders in exchange for their USBTC options outstanding immediately prior to the Merger Effective Time, and (iii) 973,839 New Hut Shares to account for clerical and administrative matters.
USBTC
The Merger must be approved by at least (i) a majority of the voting power of the outstanding USBTC capital stock, voting together as a single class on an as-converted basis, and (ii) separately, the holders of a majority of the outstanding shares of the Series A preferred stock of USBTC (voting together as a single and separate class on an as-converted basis) including the affirmative vote of JHS Bitcoin Mining LLC (the “USBTC Stockholder Approval”). Following the effectiveness of the Registration Statement, USBTC intends to solicit the USBTC Stockholder Approval by way of a written consent of the USBTC Stockholders.
Board Recommendation
The Board, having received opinions from Stifel Nicolaus Canada Inc. (“Stifel GMP”) and Kroll, LLC (“Duff & Phelps” or “Kroll”) as to the fairness of the USBTC Exchange Ratio to Hut 8 from a financial point of view, and after consultation with its legal and financial advisors, has unanimously determined that the Business Combination is fair to the Hut 8 Shareholders and that the Business Combination is in the best interests of Hut 8, and the Board therefore unanimously recommends that the Hut 8 Shareholders vote IN FAVOUR of the Arrangement Resolution, the New Hut Resolution, and the Incentive Plan Resolution (collectively, the “Hut 8 Resolutions”). It is a condition to the completion of the Business Combination that the Hut 8 Resolutions be approved at the Meeting.
The accompanying Circular describes the Arrangement and includes certain additional information to assist you in considering how to vote on the Hut 8 Resolutions. This information is important and you are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax and other professional advisors.
Voting
Registered Hut 8 Shareholders of record on August 8, 2023 or their duly appointed proxyholders will be entitled to attend and vote at the Meeting. Non-registered Hut 8 Shareholders (being Hut 8 Shareholders who hold their Hut 8 Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary or depository, such as CDS & Co., in Canada, and the Depository Trust Company, in the United States (“DTC”), of which an intermediary is a participant) who have not duly appointed themselves as proxyholder will not be able to attend, listen to, participate in or vote at the Meeting.
Your vote is important regardless of the number of Hut 8 Shares you own. Even if you are a registered Hut 8 Shareholder and plan to attend the Meeting, we encourage you to take the time now to follow the instructions on the enclosed form of proxy so that your Hut 8 Shares can be voted at the Meeting in accordance with your instructions. We encourage you to use the internet voting option to ensure your vote is received prior to the voting deadline. Alternatively, you can complete, sign, date and return the enclosed form of proxy by mail, email, telephone, internet or facsimile. We encourage non-registered Hut 8 Shareholders to carefully follow instructions received from their intermediary or depository so that your Hut 8 Shares can be voted at the Meeting.
A Hut 8 Shareholder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered Hut 8 Shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions in the attached Circular and on their form of proxy or voting instruction form.
Only registered Hut 8 Shareholders or their duly appointed proxyholders will be able to vote by telephone. A Hut 8 Shareholder may vote by telephone at 1-866-732-8683 (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America) or by internet using the 15 digit control number located at the bottom of the Hut 8 Shareholder’s proxy at www.investorvote.com. A Hut 8 Shareholder’s form of proxy or voting instructions must be received no later than 4 p.m. (Toronto time) on September 8, 2023 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting. The Chair of the Meeting may waive or extend the proxy cut-off without notice.
Letter of Transmittal
If you are a registered Hut 8 Shareholder, we also encourage you to complete, sign, date and return the enclosed Letter of Transmittal along with the share certificate(s) and/or DRS advice(s) (if applicable) representing your Hut 8 Shares so that, if the Hut 8 Resolutions are approved and the Business Combination is completed, the consideration for your Hut 8 Shares can be sent to you at the correct address as soon as possible following the implementation of the Business Combination. Only registered Hut 8 Shareholders will receive a Letter of Transmittal. Non-registered Hut 8 Shareholders will receive instructions from their intermediaries as to how to receive New Hut Shares in exchange for their Hut 8 Shares following the completion of the Business Combination.
It is expected that the Business Combination will be completed in the third quarter of 2023, subject to the receipt of all required regulatory approvals and the satisfaction of all other conditions to closing set forth in the Business Combination Agreement.
We urge you to carefully consider all of the information in the Circular, including any documents incorporated by reference therein. If you require assistance, please consult your financial, legal or other professional advisors.
Sincerely,
On behalf of the board of directors of Hut 8 Mining Corp.
(Signed) “Bill Tai”
Bill Tai, Chair of the Board

HUT 8 MINING CORP.
NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS
NOTICE IS HEREBY GIVEN THAT a special meeting (the “Meeting”) of holders (the “Hut 8 Shareholders”) of common shares (“Hut 8 Shares”) in the capital of Hut 8 Mining Corp. (“Hut 8”) will be held at 10 a.m. (Toronto time) on September 12, 2023, at Bennett Jones LLP, located at 3400 One First Canadian Place, Toronto, Ontario M5X 1A4.
The Meeting is held for the following purposes:
1.
to consider and, if deemed advisable, to pass, with or without variation, pursuant to an interim order of the Supreme Court of British Columbia dated August 11, 2023 (the “Interim Order”), a special resolution (the “Arrangement Resolution”), the full text of which is set forth in “Schedule “C” — Arrangement Resolution” to the accompanying management information circular (the “Circular”), approving a plan of arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”), involving, among others, Hut 8, Hut 8 Holdings Inc., its direct wholly-owned subsidiary existing under the laws of British Columbia, and Hut 8 Corp., a Delaware corporation (“New Hut”), in accordance with the terms of the business combination agreement dated February 6, 2023 by and among Hut 8, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp.” (“USBTC”), and New Hut (the “Business Combination Agreement”);

2.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in “Schedule “D” — New Hut Resolution” to the accompanying Circular, to authorize and direct Hut 8 to cause New Hut to issue up to 49,665,834 shares of common stock of New Hut (the “New Hut Shares”), consisting of: (i) up to 44,161,669 New Hut Shares issuable to USBTC stockholders pursuant to the Business Combination Agreement and up to 4,530,326 New Hut Shares issuable upon the exercise of USBTC replacement options to be issued to USBTC stockholders in exchange for their USBTC options outstanding immediately prior to the Merger Effective Time, which figures represent approximately 50% of the common stock of New Hut expected to be outstanding upon completion of the Business Combination on a fully diluted in-the-money basis, and (ii) and up to 973,839 New Hut Shares, which represents an additional 2% buffer to account for clerical and administrative matters (the “New Hut Resolution”);

3.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in “Schedule “E” — Incentive Plan Resolution” to the accompanying Circular, to approve the adoption of the New Hut incentive plan (the “Incentive Plan Resolution”, together with the Arrangement Resolution and New Hut Resolution, the “Hut 8 Resolutions”); and

4.
to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The board of directors of Hut 8 unanimously recommends that the Hut 8 Shareholders vote IN FAVOUR of the Arrangement Resolution, the New Hut Resolution and the Incentive Plan Resolution. It is a condition to the completion of the Business Combination that the Arrangement Resolution, the New Hut Resolution and the Incentive Plan Resolution be approved at the Meeting. If these resolutions are not approved by the Hut 8 Shareholders, the Business Combination cannot be completed.
The nature of the business to be transacted at the Meeting is described in further detail in the Circular which accompanies this notice. A copy of the Business Combination Agreement is available for inspection by the Hut 8 Shareholders on SEDAR+ at www.sedarplus.com or on EDGAR at www.sec.gov under Hut 8’s profile, and is included in this Circular as “Schedule “A” — Business Combination Agreement”.
The Arrangement Resolution, to be effective, must be passed by an affirmative vote of not less than 66⅔% of the votes cast by the Hut 8 Shareholders present or represented by proxy and entitled to vote at the Meeting. The Incentive Plan Resolution and New Hut Resolution must be passed by at least a simple majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting.
The record date for the determination of the Hut 8 Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is August 8, 2023 (the “Record Date”). The Hut 8 Shareholders whose names have been entered in the register of Hut 8 Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.
A Hut 8 Shareholder may attend the Meeting in person or may be represented by proxy. The Hut 8 Shareholders who are unable to attend the Meeting, or any adjournments or postponements thereof, in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting (or any adjournments or postponements thereof). If you are a non-registered Hut 8 Shareholder (being a Hut 8 Shareholder who holds their Hut 8 Shares through an intermediary) and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the applicable instructions set out in the Circular and voting instruction form. Failure to do so may result in your Hut 8 Shares not being eligible to be voted at the Meeting.
All proxies must be executed by a Hut 8 Shareholder or their attorney duly authorized in writing or, if a Hut 8 Shareholder is a non-individual entity, by an authorized signatory or attorney thereof duly authorized. The completed form of proxy must be deposited with Computershare Investor Services Inc. (i) by mail using the enclosed return envelope or (ii) by hand delivery to Computershare Investor

Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Alternatively, a Hut 8 Shareholder may vote by telephone at 1-866-732-8683 (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America) or by internet using the 15 digit control number located at the bottom of the Hut 8 Shareholder’s proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. A Hut 8 Shareholder’s form of proxy or voting instructions must be received no later than 4 p.m. (Toronto time) on September 8, 2023 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting. The Chair of the Meeting may waive or extend the proxy cut-off without notice.
Pursuant to the Interim Order, registered Hut 8 Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Hut 8 Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the plan of arrangement (“Plan of Arrangement”) implementing the Arrangement. A registered Hut 8 Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to Hut 8 a written objection to the Arrangement Resolution, which written objection must be received by Hut 8 at 24 Duncan Street, Suite 500, Toronto, Ontario M5V 2B8, Attention: Corporate Secretary, not later than 4:00 p.m. (Toronto time) on September 8, 2023, being two (2) Business Days immediately preceding the date of the Meeting (or, if the Meeting is adjourned or postponed, 4:00 p.m. (Toronto time) two (2) Business Days preceding the beginning of any adjournment or postponement of the Meeting), and must otherwise strictly comply with the dissent procedures prescribed by the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Hut 8 Shareholder’s right to dissent is more particularly described in the Circular under the heading “Dissenting Shareholder Rights”. Copies of the Plan of Arrangement, the Interim Order and the text of Sections 237 to 247 of the BCBCA are set forth in “Schedule “B” — Plan of Arrangement”, “Schedule “F” — Interim Order” and “Schedule “M” — Dissent Provisions of the BCBCA”, respectively, to the Circular.
Persons who are non-registered Hut 8 Shareholders who wish to dissent should be aware that only registered Hut 8 Shareholders are entitled to dissent. Accordingly, a beneficial Hut 8 Shareholder desiring to exercise this right must make arrangements for the Hut 8 Shares beneficially owned by such beneficial Hut 8 Shareholder to be registered in the beneficial Hut 8 Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Hut 8 or, alternatively, make arrangements for the registered holder of such Hut 8 Shares to dissent on the beneficial Hut 8 Shareholder’s behalf.
Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. It is strongly suggested that any Hut 8 Shareholder wishing to dissent seek independent legal advice.
If you have any questions or require more information with respect to the procedures for voting, please contact our proxy solicitation agents, Alliance Advisors at 1-888-511-2641 toll free in North America or by email at Hut8@allianceadvisors.com if you are a retail Hut 8 Shareholder or Morrow Sodali at 1-888-777-2059 toll free in North America, 1-289-695-3075 call collect outside of North America or by email at assistance@morrowsodali.com if you are an institutional Hut 8 Shareholder.
DATED this 11th day of August, 2023.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Bill Tai”
Bill Tai
Chair of the Board
Toronto, Ontario

TO BE COUNTED PROXIES MUST BE RECEIVED BY COMPUTERSHARE NO LATER THAN 4 P.M. (TORONTO TIME) ON SEPTEMBER 8, 2023.
In order to ensure that your proxy is received in time for the Hut 8 Mining Corp.’s Special Meeting of Shareholders to be held on September 12, 2023, we recommend that you vote in any of the following ways:
VOTING METHOD	REGISTERED SHAREHOLDERS If your shares are held in your name and represented by a physical certificate or DRS statement	NON-REGISTERED SHAREHOLDERS If your shares are held with a broker, bank or other intermediary
INTERNET	Visit www.investorvote.com and enter the 15-digit control number on your proxy form. If you vote by Internet, do not mail the proxy form.	Visit www.proxyvote.com and enter your 16-digit control number located on the voting instruction form.
TELEPHONE
Call 1-866-732-VOTE (8683) (toll-free in North America) or 1-312-588-4290 (outside of North America) from a touch-tone phone and follow the voice instructions. You will need your 15-digit control number which is noted on your proxy form.
Canada: English: 1-800-474-7493 French: 1-800-474-7501 United States: 1-800-454-8683 and key in your 16-digit control number located on the voting instruction form.
FACSIMILE	Complete, sign and date your proxy form and send it by fax to Computershare Investor Services at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside of North America).	Complete, sign and date your voting instruction form and send it by fax to: Canada: 905-507-7793 or toll free to 1-866-623-5305 United States: N/A
MAIL	Complete, sign and date your proxy form in the reply envelope provided.	Complete, sign and date your voting instruction form in the reply envelope provided.

i

ii

iii

MANAGEMENT INFORMATION CIRCULAR
Introduction
This Circular is furnished in connection with the solicitation by and on behalf of management of Hut 8 of proxies to be used at the Meeting referred to in the accompanying Notice of Meeting to be held on September 12, 2023, at the time and place and for the purposes set forth in the Notice of Meeting. Capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in “Schedule “U” — Glossary of Defined Terms” in this Circular.
The Meeting will be held at Bennett Jones LLP, located at 3400 One First Canadian Place, Toronto, Ontario M5X 1A4. For more information on how to attend and participate in the Meeting, please see the Notice of Meeting.
No Person has been authorized to give any information or make any representation in connection with the Business Combination and the issuance of New Hut Shares in connection with the Business Combination, or any other matters to be considered at the Meeting or discussed in or incorporated by reference in this Circular other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Hut 8 or USBTC and should not be relied upon in making a decision as to how to vote on the resolutions to be considered at the Meeting. For greater certainty, to the extent that any information contained or provided on Hut 8’s or USBTC’s websites or by Hut 8’s or USBTC’s strategic shareholder advisors and proxy solicitation agents is inconsistent with this Circular, you should rely on the information provided in this Circular.
Information contained on Hut 8’s or USBTC’s websites is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon in making a decision as to how to vote on the resolutions to be considered at the Meeting.
This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer, tax advisors or other professional advisor.
Information Contained in this Circular
Information contained in this Circular is given as of the date first written above, unless otherwise specifically stated and except for information contained in documents incorporated by reference herein, which is given as at the respective dates stated in such documents. All summaries of, and references to, the Plan of Arrangement, the Arrangement Resolution, the Business Combination Agreement, and the Fairness Opinions in this Circular are qualified in their entirety by reference to the complete text of these documents, each of which is either included as a schedule to this Circular or filed under Hut 8’s profile on SEDAR+ at www.sedarplus.com or EDGAR at www.sec.gov.
This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such an offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, imply or represent that there has been no change in the information set forth herein since the currency date of such information as set out in this Circular.
THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE BUSINESS COMBINATION AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
Information Concerning USBTC and New Hut
The information concerning USBTC and New Hut incorporated by reference or contained in this Circular has been provided by USBTC and New Hut and is qualified by such documents incorporated by reference herein. Although Hut 8 has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, Hut 8 does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by USBTC, New Hut or any of their respective affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Hut 8. In accordance with the Business Combination Agreement, USBTC and New Hut provided Hut 8 with all necessary information concerning USBTC, New Hut and their respective affiliates that is required by law to be included in this Circular and ensured that such information does not contain any Misrepresentations (as such term is defined in the Business Combination Agreement).
Registration Statement
New Hut will file the Registration Statement with the United States Securities and Exchange Commission under the U.S. Securities Act, which, when deemed effective will register the New Hut Shares to be issued to the USBTC Stockholders in connection with the Merger.

Solicitation of Proxies
To encourage your vote participation, you may be contacted by directors, officers, employees, consultants or agents of Hut 8 by telephone, email, internet, facsimile, in person or by other means of communication or by the strategic shareholder advisors and proxy solicitation agents, Alliance Advisors and Morrow Sodali, who have been engaged by Hut 8 in connection with the Circular.
Hut 8 may utilize Broadridge’s QuickVote™ system. If so, non-objecting beneficial owners of Hut 8 Shares may be contacted by Alliance Advisors to obtain voting instructions over the telephone, with such instructions to be relayed to Broadridge on behalf of such Hut 8 Shareholder’s intermediary. While representatives of Alliance Advisors are soliciting proxies on behalf of management, which is recommending that Hut 8 Shareholders vote in favour of the Hut 8 Resolutions, Hut 8 Shareholders are not required to vote in the manner recommended by management. The QuickVote™ system is intended to assist Hut 8 Shareholders in placing their votes; however, there is no obligation to any Hut 8 Shareholders to vote using the QuickVote™ system, and Hut 8 Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Hut 8 Shareholder will be recorded and such Hut 8 Shareholder will receive a letter from Broadridge (on behalf of the Hut 8 Shareholder’s intermediary) as confirmation that their voting instructions have been accepted.
In connection with communicating to the Hut 8 Shareholders in respect of the Business Combination, Alliance Advisors is expected to receive an estimated fee of C$112,000 — C$150,000 for services provided, as well as the reimbursement of its reasonable out-of-pocket expenses. Morrow Sodali is expected to receive an estimated fee of at least C$50,000 for services provided, plus a success fee of C$20,000 should the Hut 8 Resolutions be approved at the Meeting, as well as the reimbursement of its reasonable out-of-pocket expenses. The cost of solicitation by management will be borne by Hut 8.
Hut 8 will pay for intermediaries to deliver copies of the proxy-related materials in connection with the Meeting to “objecting beneficial owners”.
The persons named in the enclosed form of proxy are directors and/or officers of Hut 8. Each Hut 8 Shareholder has the right to appoint a person, who need not be a Hut 8 Shareholder, other than the persons named in the enclosed form of proxy, to represent such Hut 8 Shareholder at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting such Person’s name in the blank space provided and striking out the names of management’s nominees in the enclosed form of proxy or by completing another proper form of proxy.
Enforcement in Canada
Certain of the directors of Hut 8 as well as certain experts referenced in this Circular and the documents incorporated by reference herein reside outside of Canada. It may not be possible for Hut 8 Shareholders to effect service of process within Canada upon such persons. Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.
Information for United States Shareholders
THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The issuance of New Hut Shares issuable to the Hut 8 Shareholders in exchange for their Hut 8 Shares (the “Hut 8 Consideration Shares”) and the issuance of the Hut 8 Replacement Options issuable in exchange for Hut 8 Options, in each case pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or any U.S. Securities Laws, and such securities will be issued in reliance upon the Section 3(a)(10) exemption and exemptions from applicable U.S. Securities Laws. The Section 3(a)(10) exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.
The Final Order of the Court approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to the Section 3(a)(10) exemption, with respect to the issuance of the Hut 8 Consideration Shares issuable to the Hut 8 Shareholders in exchange for their Hut 8 Shares and the issuance of Hut 8 Replacement Options to holders of Hut 8 Options in exchange for their Hut 8 Options, pursuant to the Plan of Arrangement upon completion of the Arrangement. The Court will be informed of this effect of the Final Order.
The solicitation of proxies for the Meeting by means of this Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act, based upon exemptions from the SEC’s proxy solicitation rules applicable to “foreign private issuers” (as such term is defined in

Rule 3b-4 under the U.S. Exchange Act). Accordingly, the solicitation of proxies and transactions contemplated in this Circular are being made in the United States in accordance with Canadian corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. The Hut 8 Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The Hut 8 Consideration Shares received by the Hut 8 Shareholders pursuant to the Arrangement (which, for avoidance of doubt, does not include the New Hut shares issuable upon exercise of the Hut 8 Replacement Options) will be freely tradable under the U.S. Securities Act after the completion of the Arrangement, except by Persons who are “affiliates” (as defined in Rule 144 of the U.S. Securities Act) of Hut 8 following completion of the Arrangement or who were affiliates of Hut 8 within 90 days prior to the completion of the Arrangement. The Hut 8 Consideration Shares issued to the Hut 8 Shareholders who are such affiliates (or former affiliates) of Hut 8 may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S. See “Description of the Business Combination — U.S. Securities Law Matters”.
The historical financial statements of Hut 8 included or incorporated by reference in this Circular have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Hut 8’s financial statements are audited in accordance with Canadian generally accepted audit standards. This Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and U.S. GAAP. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and of how those differences might affect the financial information presented herein.
The Hut 8 Shareholders subject to United States federal taxation should be aware that the Business Combination and the acquisition, ownership and disposition of Hut 8 Consideration Shares may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations”. The Hut 8 Shareholders should consult their own tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Hut 8 Consideration Shares acquired pursuant to the Arrangement.
Information for Shareholders not Resident in Canada
Hut 8 is a corporation organized under the laws of the Province of British Columbia. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities laws in Canada. The Hut 8 Shareholders should be aware that the requirements applicable to Hut 8 under Canadian corporate and securities laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.
The enforcement of civil liabilities under the securities laws of other jurisdictions outside Canada may be affected adversely by the fact that Hut 8 is organized under the laws of the Province of British Columbia, the majority of its assets are located in Canada and the majority of its directors and executive officers are residents of Canada. You may not be able to sue Hut 8 and its directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel Hut 8 to subject itself to a judgment of a court outside Canada. The Hut 8 Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such foreign jurisdictions in which they are resident. This Circular does not contain a summary of the non-Canadian federal income and non-U.S. federal income tax considerations of the Arrangement for the Hut 8 Shareholders who are subject to income tax outside of Canada or the United States. Such Hut 8 Shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.
Cautionary Statement Regarding Forward-Looking Statements
This Circular and the documents incorporated by reference into this Circular contain forward-looking statements within the meaning of applicable Canadian and U.S. securities legislation that involve risks and uncertainties, as well as assumptions, that, if proven incorrect or do not materialize, could cause the results of Hut 8, USBTC or New Hut following the Business Combination to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements generally are identified by the words “intend,” “plan,” “may,” “should,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and the closing related to the Business Combination; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing.
Forward-looking statements in this Circular may include, for example, statements about:
•
expectations related to the terms and timing of the completion of the Business Combination;

•
the occurrence of any event giving rise to the right of a party to terminate the Business Combination Agreement;

•
expectations related to the projected capitalization of New Hut following the completion of the Business Combination;

•
projections relating to the future financial performance of Hut 8, USBTC and New Hut;

•
the expected directors and officers of New Hut after the completion of the Business Combination;

•
the expected benefits of the Business Combination;

•
the expected financial and business performance following the completion of the Business Combination;

•
New Hut’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, and plans;

•
the ability to expand the business of New Hut and provide new offerings, services and features and make enhancements to its business;

•
potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions;

•
developments and projections relating to New Hut’s competitors and industries;

•
the ability to compete with existing and new competitors in existing and new markets and offerings;

•
the ability to acquire new businesses or pursue strategic transactions;

•
the ability to protect patents, trademarks, and other intellectual property rights;

•
the effect of the substantial additional indebtedness New Hut will incur in connection with the Business Combination;

•
the expectations regarding the effects of existing and developing laws and regulations; and

•
global and domestic economic conditions and their impact on demand for New Hut’s markets and offerings.

The following factors or events, among others, could cause actual results to differ materially from those described in the forward-looking statements:
•
Hut 8’s and USBTC’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements;

•
the timing to consummate the Business Combination;

•
the failure to satisfy the conditions to the Closing;

•
the inherent uncertainty associated with financial or other projections;

•
the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Business Combination, or the risk that the anticipated benefits and synergies of the Business Combination may not be fully realized or take longer to realize than expected;

•
unexpected costs, liabilities or delays in connection with or with respect to the Business Combination;

•
the diversion of Hut 8 and USBTC management time on issues related to the Business Combination;

•
the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•
the failure to consummate or delay in consummating the Business Combination;

•
the effect of the announcement or pendency of the Business Combination on Hut 8’s or USBTC’s customers, employees and business relationships, operating results, ability to retain and hire key personnel and businesses generally;

•
changes in the financial or operating performance of Hut 8 or USBTC or more generally due to broader stock market movements and the performance of peer group companies;

•
competitive pressures in the markets in which Hut 8 and USBTC operate;

•
the risk that the anticipated tax treatment of the Business Combination is not obtained;

•
potential legal proceedings relating to the Business Combination and the outcome of any such legal proceeding;

•
changes in laws or regulations; and

•
changes in general economic conditions.

For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the section titled “Risk Factors”.
The risks and uncertainties described and referred to above are not exclusive and further information concerning Hut 8, USBTC and New Hut and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. You are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. The forward-looking statements in this Circular speak only as of the date of this Circular. Except as required by law, none of New Hut, Hut 8 or USBTC assumes any obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

EXECUTIVE SUMMARY
Business Combination Overview
On February 6, 2023, Hut 8, USBTC and New Hut entered into the Business Combination Agreement whereby the parties agreed to undertake the Arrangement and Merger, together referred to as the Business Combination.
Based on the number of Hut 8 Shares and USBTC Stock issued and outstanding as of February 6, 2023, it is expected that upon completion of the transactions contemplated under the Business Combination Agreement the Hut 8 Shareholders collectively and the USBTC Stockholders collectively will each, as a group, own approximately 50% of the common stock of New Hut on a fully-diluted in-the-money basis. New Hut will become the ultimate parent of Hut 8, USBTC, and their respective subsidiaries, which will operate under the name “Hut 8 Corp.”. New Hut intends to list its shares on the Nasdaq and the TSX under the trading symbol “HUT” following the completion of the business combination, subject to the approval of Nasdaq and the TSX.
The Business Combination is expected to create a strengthened player in the digital asset mining, hosting, managed infrastructure operations, and high performance computing infrastructure space with strong financial and operating metrics. New Hut will be led by a combined board of directors and management team of Bitcoin miners, energy experts, and business leaders, bringing together the cultures, strengths, and capabilities of both Hut 8 and USBTC.
Business Combination Details
Pursuant to the Business Combination Agreement, (i) Hut 8 and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, will, as part of a court-sanctioned plan of arrangement under the BCBCA, be amalgamated to continue as one British Columbia corporation, Hut 8 Amalco, with the capital of Hut 8 Amalco being the same as the capital of Hut 8, (ii) following the Amalgamation, and pursuant to the Arrangement, each Hut 8 Share (other than any shares held by Dissenting Shareholders) will be exchanged for 0.2000 of a New Hut Share, which will effectively result in a consolidation of the Hut 8 Shares on a 5:1 basis, and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut will merge with and into USBTC, with each share of common stock and preferred stock (on an as-converted basis) of USBTC being exchanged for 0.6716 of a New Hut Share in a merger executed under the laws of the State of Nevada.
The accompanying management information circular of Hut 8 contains important information about the Business Combination, the Business Combination Agreement, and certain related matters, and should be read carefully.
Strategic Rationale
The Business Combination is expected to unlock significant shareholder value, including for the following reasons:
•
A Strengthened Financial Position and Flexibility.   New Hut’s combined balance sheet is expected to provide New Hut with greater financial stability, enhance its ability to navigate market cycles and increase its ability to expand and invest in new opportunities. New Hut anticipates being included in new stock indices and having improved access to capital as a result of its increased scale and new U.S. headquarters. New Hut expects to benefit from a combined installed self-mining capacity of 7.5 EH/s and 253 MW of total energy available at six sites with current self-mining operations: Medicine Hat, Alberta; Drumheller, Alberta; Niagara Falls, New York; Kearney, Nebraska, Granbury, Texas; and King Mountain, Texas. The 1.7 EH/s installed self-mining production at the King Mountain, Texas site is owned by the King Mountain JV in which USBTC has a 50% membership interest alongside NextEra.

•
An Accelerated Diversification Strategy for New Hut.   New Hut is expected to have an enhanced revenue profile from distinct business lines, including from hardware equipment sales to customers, and the MicroBT-certified repair center business serving customers across North America and Northern Europe. New Hut is expected to generate monthly recurring revenue from hosting services denominated in fiat from existing long-term clients and managed infrastructure operations for Bitcoin mining sites looking to maximize the potential of their facilities.

•
Maintaining Commitment to Advancing the High Performance Computing Traditional Data Centre Business.   New Hut will be committed to the continued advancement of the high performance computing business, which will continue to be a key focus of New Hut’s diversified strategy and is expected to generate monthly recurring revenue from approximately 330 North American customers.

•
A Strengthened, Proven, and Trusted Senior Leadership Team and Board of Directors with a Track Record of Value Creation.   The combined New Hut executive team will lead a team of approximately 210 members with the objective of executing New Hut’s strategy of growing long-term sustainable operations.

•
A Growing Pipeline of Opportunities.   New Hut expects to benefit from a strong pipeline of growth opportunities at existing, greenfield and brownfield sites.

•
Enhancing New Hut’s Position in one of the World’s High-Potential Bitcoin Mining Regions.   The Business Combination will result in New Hut becoming a Bitcoin mining entity with expanded operating capacity at high-quality sites in Alberta, Canada, and Texas, Nebraska, and New York in the United States.

•
Advancing Commitment to Driving Improvements Across All ESG Metrics.   The Business Combination will expand New Hut’s overall energy mix to include wind, hydro and nuclear sources, reflecting the Hut 8 and USBTC management teams’ commitment and focus on ESG goals.

•
Improving New Hut’s Energy Expertise and Hedging Capabilities.   The USBTC management team will bring significant experience in energy origination, development, demand response, hedging, grid stabilization and analytics to New Hut, which will enhance New Hut’s ability to manage energy usage and mitigate fluctuating prices across markets.

Fairness Opinions
Hut 8 retained Stifel GMP and Kroll to act as its financial advisors in connection with the Business Combination.
On February 6, 2023, Stifel GMP rendered its opinion to the Board to the effect that, as of that date and based upon and subject to the assumptions, limitations and qualifications and other matters set forth therein, the USBTC Exchange Ratio was fair, from a financial point of view, to Hut 8.
On February 6, 2023, Kroll, operating through its Duff & Phelps Opinions Practice, rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, subject to the assumptions, qualifications, limitations and other matters considered by Kroll in connection with the preparation of its opinion, as of such date, the USBTC Exchange Ratio in the proposed Business Combination was fair, from a financial point of view, to Hut 8.
Shareholder Approvals
In order for the Business Combination to become effective, the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by the Hut 8 Shareholders present in person or represented by proxy at the Meeting.
In addition to the approval of the Arrangement Resolution, an ordinary resolution approving the issuance of up to 49,665,834 New Hut Shares to the USBTC Stockholders and an ordinary resolution approving the adoption of the New Hut Incentive Plan must be approved by a simple majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy at the Meeting. The Hut 8 Resolutions must receive the requisite shareholder approval in order for Hut 8 to consummate the Business Combination.
Board Recommendation
The Board, having received the Fairness Opinions and after consultation with its legal and financial advisors, has unanimously determined that (i) the Business Combination is fair to the Hut 8 Shareholders and (ii) the Business Combination is in the best interests of Hut 8, and the Board therefore unanimously recommends that the Hut 8 Shareholders vote IN FAVOUR of the Hut 8 Resolutions.
Vote Your Shares for the Arrangement
We urge you to vote IN FAVOUR of the Hut 8 Resolutions necessary to implement the Arrangement, the New Hut Incentive Plan and the issuance of New Hut Shares, by promptly submitting your signed and dated proxy or voting instruction form in the postage-paid envelope provided, or alternatively, voting by telephone or via the internet as described in the easy instructions included on your form of proxy or voting instruction form.
Voting Instructions for Hut 8 Shareholders
Registered Hut 8 Shareholders may vote using the following methods:
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Internet:   Go to www.investorvote.com and enter the 15-digit control number printed on the form of proxy or scan the QR Code on the Hut 8 form of proxy to access the website and follow the instructions on the screen.

•
Telephone:   Call the toll-free telephone number provided on the form of proxy and follow the prompted voting instructions. You will need to enter the 15-digit control number.

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Fax:   Complete, sign and date the proxy form and fax it to: 1-866-249-7775 (toll free in Canada or the United States) or 416-263-9524 (outside Canada and the United States).

•
Mail:   Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

Computershare Investor Services Inc.
Attn: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
If you hold your Hut 8 Shares through an intermediary, please follow the instructions on the voting instruction form provided by such intermediary to ensure that your vote is counted at the Meeting.

VOTE YOUR SHARES TODAY
If you are a retail Hut 8 Shareholder and have questions or require assistance with voting, you may contact our proxy solicitation agent Alliance Advisors at 1-888-511-2641 toll free in North America or by email at Hut8@allianceadvisors.com.
If you are an institutional Hut 8 Shareholder and have questions or require assistance with voting, you may contact our proxy solicitation agent, Morrow Sodali at 1-888-777-2059 toll free in North America, 1-289-695-3075 call collect outside of North America or by email at assistance@morrowsodali.com.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
The following is a summary of certain information contained in this Circular, together with some of the questions that you, as a Hut 8 Shareholder, may have and answers to those questions. You are urged to read the remainder of the Circular, the form of proxy and the Letter of Transmittal carefully, because the information contained below is of a summary nature only and therefore is not complete, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the form of proxy, the Letter of Transmittal and the attached appendices, all of which are important and should be reviewed carefully. Capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the glossary of defined terms contained in this Circular as “Schedule “U” — Glossary of Defined Terms”.
Q.
Why am I receiving this Circular?

A.
You are receiving this Circular because you will be asked to vote on the Hut 8 Resolutions to approve the Arrangement, the New Hut Incentive Plan and the issuance of New Hut Shares to holders of capital stock of USBTC in connection with the Business Combination pursuant to the Business Combination Agreement.

Q.
What is the proposed transaction?

A.
On February 6, 2023, Hut 8, USBTC and New Hut entered into the Business Combination Agreement whereby the parties agreed to undertake the Arrangement and Merger, together referred to as the Business Combination. If the Hut 8 Resolutions are passed and all other conditions to closing of the Business Combination are satisfied, then pursuant to the Arrangement (i) Hut 8 and its wholly-owned subsidiary Hut 8 Holdings Inc. will be amalgamated by way of a short-form vertical amalgamation, with the amalgamated corporation having the same capital as the capital of Hut 8 immediately prior to the Amalgamation, and (ii) following the Amalgamation, the Hut 8 Shares (other than any shares in respect of which registered Hut 8 Shareholders have validly exercised dissent rights) will be exchanged for New Hut Shares based on the Hut 8 Exchange Ratio. Following the completion of the Arrangement, pursuant to the Merger, Merger Subco will be merged with and into USBTC, with USBTC surviving the Merger as a subsidiary of New Hut. Pursuant to the Merger, holders of USBTC capital stock will receive New Hut Shares based on the USBTC Exchange Ratio. As a result of the Business Combination, among other things, New Hut will become the ultimate parent of Hut 8, USBTC, and their respective subsidiaries. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT”, subject to the approval of both exchanges. Consequently, following the consummation of the Business Combination, New Hut stockholders are expected to be able to trade their New Hut Shares on either exchange.

Q.
What are the reasons for the proposed transaction?

A.
The Business Combination is expected to create a strengthened player in the digital asset mining, hosting, managed infrastructure operations and high performance computing infrastructure space, with strong financial and operating metrics. New Hut will be led by a combined board of directors and management team of Bitcoin miners, energy experts and business leaders, bringing together the cultures, strengths, and capabilities of both Hut 8 and USBTC.

Key strategic advantages of the Business Combination include:
A strengthened financial position and flexibility
New Hut expects that its combined balance sheet will provide it with greater financial stability, enhance its ability to navigate market cycles and allow it to grow and invest in new opportunities. New Hut anticipates being included in new stock indexes and having improved access to capital in response to its increased scale and new U.S. headquarters.
New Hut expects to benefit from a combined installed self-mining capacity of 7.5 EH/s and 253 MW of total energy available at six sites with current self-mining operations: Medicine Hat, Alberta; Drumheller, Alberta; Niagara Falls, New York; Kearney, Nebraska, Granbury, Texas; and King Mountain, Texas. The 1.7 EH/s installed self-mining production at the King Mountain, Texas site is owned by the King Mountain JV in which USBTC has a 50% membership interest alongside NextEra.
An accelerated diversification strategy for New Hut
New Hut is expected to have an enhanced revenue profile from distinct business lines, including from hardware equipment sales to customers, and the MicroBT-certified repair center business serving customers across North America and Northern Europe. New Hut is expected to generate monthly recurring revenue from hosting services denominated in fiat from existing long-term clients and managed infrastructure operations for Bitcoin mining sites looking to maximize the potential of their facilities.
Maintaining commitment to advancing the high performance computing traditional data center business
New Hut will be committed to the continued advancement of the high performance computing business, which will continue to be a key focus of New Hut’s diversified strategy and is expected to generate monthly recurring revenue from approximately 330 North American customers.

An enhanced and trusted senior leadership team and board of directors with a track record of value creation
The New Hut executive team will lead a team of approximately 210 members focussed on executing Hut 8’s strategy of growing long-term sustainable operations.
A growing pipeline of opportunities
New Hut is expected to benefit from a strong pipeline of growth opportunities at existing, greenfield and brownfield sites.
Enhancing New Hut’s position in one of the world’s high-potential Bitcoin mining regions
The Business Combination will result in New Hut becoming a Bitcoin mining entity with expanded operating capacity at high-quality sites in Alberta, Canada, and Texas, Nebraska, and New York in the United States.
Advancing commitment to driving improvements across all ESG metrics
The Business Combination will diversify New Hut’s overall energy mix to include wind, hydro and nuclear sources, reflecting the Hut 8 and USBTC management teams’ commitment and focus on ESG goals.
Improving New Hut’s energy expertise and hedging capabilities
The USBTC management team will bring significant experience in energy origination, development, demand response, hedging, grid stabilization and analytics to New Hut, which will enhance New Hut’s ability to manage energy usage and mitigate fluctuating prices across markets.
To review the reasons for the Business Combination in greater detail, see the section titled “Description of the Business Combination — Hut 8’s Reasons for the Business Combination” of this Circular.
Q.
What am I voting on?

A.
You are being asked to consider and vote on the Hut 8 Resolutions, which include (i) the Arrangement Resolution approving the Arrangement, (ii) the New Hut Resolution approving the issuance of New Hut Shares to the USBTC Stockholders in connection with the Merger, and (iii) the Incentive Plan Resolution approving the adoption of the New Hut Incentive Plan.

The Arrangement Resolution must be approved by at least 66 2∕3% of the votes cast by the Hut 8 Shareholders present in person or represented by proxy at the Meeting. The New Hut Resolution and the Incentive Plan Resolution must be approved by a simple majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy at the Meeting.
Q.
Has the Board unanimously approved the Business Combination?

A.
Yes. The Board, having undertaken a thorough review of, and having carefully considered the terms of the Business Combination and the Business Combination Agreement, and after consultation with representatives of Hut 8’s senior management, its financial and legal advisors, and having received and taken into account the Stifel GMP Opinion and Kroll Opinion and such other matters as it considered necessary and relevant, including the factors set out below under the headings “Description of the Business Combination — Background to the Business Combination Agreement” and “Description of the Business Combination — Hut 8’s Reasons for the Business Combination”, unanimously determined that the Business Combination and the entering into the Business Combination is in the best interest of Hut 8, and the Board authorized Hut 8 to enter into the Business Combination Agreement and all related agreements.

Q
Does the Board recommend I vote IN FAVOUR of the Hut 8 Resolutions?

A.
Yes. The Board unanimously recommends that the Hut 8 Shareholders vote IN FAVOUR of the Hut 8 Resolutions put before the Hut 8 Shareholders.

Q
What steps have Hut 8 and the Board undertaken to protect the interests of Hut 8 and the Hut 8 Shareholders in connection with the Business Combination?

A.
In making its determinations and recommendations, the Board ensured that a number of procedural safeguards were in place and present to permit the Board to represent the interests of Hut 8, the Hut 8 Shareholders, and other stakeholders of Hut 8. These include, among others:

•
Fairness Opinions.   The Board received the Stifel GMP Opinion and the Kroll Opinion from Stifel GMP and Kroll, respectively, to the effect that, as of February 6, 2023, and based upon the assumptions, limitations, qualifications and other matters set out therein, the USBTC Exchange Ratio in the proposed Business Combination was fair, from a financial point of view, to Hut 8. See “Schedule “K” — Stifel GMP Fairness Opinion” and “Schedule “L” — Kroll, LLC Fairness Opinion”.

•
Advice from Stifel GMP.   Hut 8 engaged Stifel GMP to provide financial advice in connection with the Business Combination and the Board relied on such advice in its assessment of the Business Combination.

•
Support of boards and management teams.   All of the directors and executive management of each of Hut 8 have entered into support and voting agreements pursuant to which they have agreed, among other things, to vote in favour of the Hut 8 Resolutions.

•
Arm’s length transaction.   The terms of the Business Combination Agreement and the Business Combination are the result of a comprehensive negotiation process, undertaken with the oversight of the Board, and Hut 8’s legal counsel and financial advisors.

•
Conduct of Hut 8’s business.   The Board believes that the restrictions imposed on Hut 8’s business and operations during the interim period of the Business Combination are reasonable and not unduly burdensome.

•
Ability to respond to superior proposals.   Notwithstanding the limitations contained in the Business Combination Agreement on Hut 8’s ability to solicit interest from third parties, the Business Combination Agreement allows the Board, in the exercise of its fiduciary duties, to engage in discussions or negotiations regarding any unsolicited competing proposal for Hut 8 received prior to the Meeting that constitutes or may reasonably be expected to constitute a Superior Proposal.

•
Reasonable termination fee.   The amount of the Termination Amount, being US$10 million, payable under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Business Combination.

•
Shareholder Approval.   The Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting. In addition to the Arrangement Resolution, the New Hut Resolution and the Incentive Plan Resolution must be approved by the affirmative vote of at least a majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

•
Court Approvals.   The Arrangement is subject to a judicial determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the Hut 8 Shareholders and other affected persons.

•
Dissent Rights.   Registered Hut 8 Shareholders entitled to vote at the Meeting have the ability to exercise Dissent Rights and to receive fair value for their Hut 8 Shares as determined by the Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights.

Q.
Who has agreed to support the Business Combination?

A.
Each member of the Board and each senior officer of Hut 8 who holds Hut 8 Shares has entered into a voting and support agreement with USBTC to, among other things, vote their Hut 8 Shares in favour of the Hut 8 Resolutions in accordance with the terms of the voting and support agreements as further described in the Circular.

Q.
What percentage of New Hut will Hut 8 Shareholders and USBTC Stockholders own, respectively, following completion of the Business Combination?

A.
Based on the number of Hut 8 Shares and USBTC Stock issued and outstanding as of February 6, 2023, it is expected that, on a fully-diluted in-the-money basis, the former Hut 8 Shareholders will collectively hold approximately 50%, and the former USBTC Stockholders will collectively hold approximately 50%, of the New Hut Shares outstanding immediately after consummation of the Business Combination.

As a result of the issuance of New Hut Shares to the USBTC Stockholders in connection with the Business Combination, your ownership and voting interests in New Hut will be diluted relative to your current interests in Hut 8, however the joint asset base of the combined company will be significantly larger.
Q.
What will happen to Hut 8 if the Business Combination is completed?

A.
If the Hut 8 Resolutions are passed and all other conditions to closing of the Business Combination are satisfied, then pursuant to the Arrangement (i) Hut 8 and its wholly-owned subsidiary, Hut 8 Holdings Inc., will be amalgamated by way of a short-form vertical amalgamation, with the amalgamated corporation having the same capital as the capital of Hut 8 immediately prior to the Amalgamation, and (ii) following the Amalgamation, the Hut 8 Shares (other than any Dissent Shares) will be exchanged for New Hut Shares based on the Hut 8 Exchange Ratio. Following the completion of the Arrangement, pursuant to the Merger, Merger Subco will be merged with and into USBTC, with USBTC surviving the Merger as a subsidiary of New Hut. Pursuant to the Merger, the USBTC Stockholders will receive New Hut Shares based on the USBTC Exchange Ratio. As a result of the Business Combination, among other things, New Hut will become the ultimate parent of Hut 8, USBTC, and their respective subsidiaries. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX. Consequently, following the Merger Effective Time, New Hut stockholders are expected to be able to trade their New Hut Shares on either exchange, in either currency.

Q.
What will I receive for my Hut 8 Shares under the Business Combination?

A.
In accordance with the Business Combination Agreement, pursuant to the Arrangement each Hut 8 Share outstanding immediately prior to the effective time of the Arrangement (other than any Dissent Shares) will be exchanged for 0.2000 of a New Hut Share. The Hut 8 Exchange Ratio effectively results in a consolidation of the existing Hut 8 Shares on a five-to-one (5:1) basis.
Q.
What will happen to my equity-based awards and Hut 8 Warrants under the Business Combination?

A.
In accordance with the Business Combination Agreement, pursuant to the Arrangement each Hut 8 Option outstanding immediately prior to the Arrangement Effective Time shall automatically be exchanged for a Hut 8 Replacement Option entitling the holder to purchase that number of New Hut Shares equal to the product obtained when the number of Hut 8 Shares subject to such Hut 8 Options immediately prior to the Arrangement Effective Time is multiplied by the Hut 8 Exchange Ratio (rounded down to the nearest whole share), at an exercise price for each New Hut Share equal to the quotient obtained when the exercise price per Hut 8 Share, as of immediately prior to the Arrangement Effective Time, under the applicable exchanged Hut 8 Option is divided by the Hut 8 Exchange Ratio (rounded up to the nearest whole cent).

In accordance with the Business Combination Agreement, pursuant to the Arrangement the terms of each Hut 8 RSU outstanding immediately prior to the Arrangement Effective Time will be adjusted so that upon settlement the holder of a Hut 8 RSU shall be entitled to receive either (i) a cash payment equal to the product obtained when the market value of a New Hut Share is multiplied by the Hut 8 Exchange Ratio, (ii) that number of New Hut Shares equal to the Hut 8 Exchange Ratio or (iii) a combination of cash and New Hut Shares.
In accordance with the Business Combination Agreement, pursuant to the Arrangement the terms of each Hut 8 DSU outstanding immediately prior to the Arrangement Effective Time will be adjusted so that upon settlement the holder of a Hut 8 DSU shall be entitled to receive either (i) a cash payment equal to the product obtained when the market value of a New Hut Share is multiplied by the Hut 8 Exchange Ratio, (ii) that number of New Hut Shares equal to the Hut 8 Exchange Ratio or (iii) a combination of cash and New Hut Shares.
In accordance with the Business Combination Agreement, pursuant to the Arrangement each holder of a Hut 8 Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Hut 8 Warrant, in lieu of Hut 8 Shares to which such holder was theretofore entitled upon such exercise, that number of New Hut Shares equal to the product obtained when the number of Hut 8 Shares subject to such Hut 8 Warrant immediately prior to the Arrangement Effective Time is multiplied by the Hut 8 Exchange Ratio, at an exercise price for each New Hut Share equal to the quotient obtained when the exercise price per Hut 8 Share under the Hut 8 Warrant is divided by the Hut 8 Exchange Ratio (provided that (A) no fractional New Hut Share will be issued upon any particular exercise of Hut 8 Warrants, and the aggregate number of New Hut Shares to be issued upon exercise by a holder of one or more Hut 8 Warrants shall be rounded down to the nearest whole number, and (B) the aggregate exercise price payable on any particular exercise of Hut 8 Warrants shall be rounded up to the nearest whole cent). For more information, please see “The Business Combination Agreement — Treatment of Hut 8 Securities; Plan of Arrangement”.
Based on the number of Hut 8 Shares and USBTC Stock issued and outstanding as of February 6, 2023, it is expected that upon completion of the Business Combination the Hut 8 Shareholders collectively and the USBTC Stockholders collectively will each, as a group, own approximately 50% of the common stock of New Hut on a fully-diluted in-the-money basis. The below chart illustrates the impact of the Hut 8 Exchange Ratio and the USBTC Exchange Ratio on a fully-diluted basis, assuming the exercise of all fully vested in-the-money derivative securities that were outstanding on August 11, 2023:

HUT 8

Common Shares/Capital Stock Outstanding
221,691,708

Fully Diluted In-the-Money Shares Outstanding
222,060,185

Exchange Ratio with New Hut
0.2000

New Hut Shares Outstanding Following the Transaction
44,412,032 (50%)

US BITCOIN CORP

Common Shares/Capital Stock Outstanding
65,755,911

Fully Diluted In-the-Money Shares Outstanding
67,526,844

Exchange Ratio with New Hut
0.6716

New Hut Shares Outstanding Following the Transaction
45,351,028 (50%)

The Plan of Arrangement provides that where the aggregate number of New Hut Shares that a Hut 8 Shareholder is otherwise entitled to receive pursuant to the Arrangement includes a fraction of a New Hut Share, the number of New Hut Shares to be received by such Hut 8 Shareholder will be rounded down to the nearest whole New Hut Share.

Q.
When will I receive New Hut Shares in exchange for my Hut 8 Shares?

A.
As soon as practical after the Arrangement Effective Time and upon return to the Depositary of a properly completed Letter of Transmittal together with the Hut 8 Share Certificate or DRS Advice, the Depositary shall deliver to each holder entitled to receive New Hut Shares a certificate or DRS Advice representing the number of New Hut Shares that each such holder is entitled to receive.

Q.
What is required for the Arrangement and Business Combination to become effective?

A.
The obligations of Hut 8, USBTC and New Hut to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement are subject to the satisfaction or waiver of a number of conditions, including, among others: (a) approval of the Arrangement Resolution by the required vote of the Hut 8 Shareholders at the Meeting in accordance with the Interim Order and applicable Law; (b) approval of the New Hut Resolution and the Incentive Plan Resolution by the required vote of the Hut 8 Shareholders at the Meeting in accordance with applicable Law; (c) receipt of the Final Order on terms consistent with the Business Combination Agreement; (d) no Law or Order is in effect that makes the completion of the Business Combination illegal or otherwise prohibits or enjoins the Parties from completing the Business Combination; (e) the USBTC Stockholder Approval shall have been obtained by way of the USBTC Consent in accordance with applicable Law; (f) each of the Required Regulatory Approvals shall have been made, given or obtained, on terms satisfactory to Hut 8, USBTC and New Hut, each acting reasonably, and each such Required Regulatory Approval shall be in full force and effect; (g) the Hut 8 Consideration Shares and Hut 8 Replacement Options to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; (h) the Stock Exchange Approvals shall have been made, given or obtained, on terms satisfactory to the Parties, subject only to the customary listing conditions of the Nasdaq and the TSX, as applicable; (i) not more than 5% of the issued and outstanding Hut 8 Shares shall have exercised Dissent Rights, (j) not more than 5% of the USBTC Shares shall be Dissenting USBTC Shares, (k) the New Hut Incentive Plan shall have been approved by the TSX and Nasdaq, as applicable, and (l) the Registration Statement shall have become effective, and no stop order and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

Q.
When do you expect the Arrangement and Business Combination to be complete?

A.
Subject to the receipt of required court orders and regulatory approvals and the satisfaction (or, to the extent permitted by applicable law, waiver) of the other conditions to the Business Combination contained in the Business Combination Agreement, Hut 8 and USBTC currently expect the Arrangement and the Business Combination to be completed in the third quarter of 2023.

Q.
Where will the shares of New Hut be listed?

A.
It is a condition to completion of the Business Combination that the New Hut Shares to be issued to the Hut 8 Shareholders and the USBTC Stockholders pursuant to the Business Combination be approved for listing on both Nasdaq and the TSX.

Q.
What are the impacts to me as a Hut 8 Shareholder if New Hut is a U.S.-domicile company?

A.
Following the completion of the Business Combination, former Hut 8 Shareholders will be stockholders of New Hut, a U.S.-domiciled Delaware company, and will be subject to certain U.S. operation considerations, tax matters and Delaware legal rights. New Hut expects to maintain the existing physical operations of Hut 8 and USBTC in Canada and the United States, respectively. However, New Hut’s principal executive offices will be located in the United States. Certain existing Hut 8 relationships, including with employees, suppliers, contract research organizations, partners, collaborators, governments and other stakeholders, may be subject to disruption as a result of this shift in management and operations to the United States. See “Risk Factors” for further information. From a tax perspective, Canadian Resident Holders will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Hut 8 Shares immediately before the time of the exchange and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses see “Taxation of Capital Gains and Capital Losses” of this Circular. In addition, the rights of New Hut stockholders will be governed by Delaware law and differ from the rights associated with Hut 8 Shares under the BCBCA. For additional information, please read the section titled “Schedule “N” — Comparison of Rights of Hut 8 Shareholders and New Hut Shareholders”.

Q.
Who are the directors and officers of New Hut following the completion of the Business Combination?

A.
The board of directors of New Hut will consist of 10 directors, comprised of 5 directors from Hut 8 and 5 directors from USBTC, and is expected to include: (i) Jaime Leverton, (ii) Asher Genoot, (iii) Michael Ho, (iv) Stanley O’Neal, (v) Mayo Shattuck, (vi) Amy Wilkinson, (vii) Rick Rickertsen, (viii) Alexia Hefti, (ix) Joseph Flinn, and (x) Bill Tai as Chair.

The executive officers are expected to include: (i) Jaime Leverton as Chief Executive Officer, (ii) Asher Genoot as President, (iii) Michael Ho as Chief Strategy Officer, and (iv) Shenif Visram as Chief Financial Officer.
Q.
Why am I being asked to approve the Arrangement?

A.
Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least 66 2∕3% of the votes cast by the Hu t 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting. If the Arrangement Resolution approval is not obtained, the Arrangement will not be completed.

Q.
Why am I being asked to approve the issuance of up to 49,665,834 New Hut Shares to be issued to the holders of capital stock of USBTC in connection with the Merger?

A.
Pursuant to Section 611(c) of the TSX Company Manual, a listed company is generally required to obtain the approval of its shareholders by ordinary resolution passed by at least a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote in connection with a business combination transaction where the number of securities issued or issuable for the transaction exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. As the Business Combination will result in New Hut issuing up to 49,665,834 New Hut Shares in exchange for all of the issued and outstanding USBTC Stock (based on the number of USBTC Stock issued and outstanding as of the date of this Circular and including the New Hut Shares issuable to holders of USBTC Replacement Options), representing approximately 50% of the New Hut Shares expected to be outstanding upon completion of the Business Combination on a fully diluted in-the-money basis plus an additional 2% buffer to account for clerical and administrative matters, Hut 8 Shareholder approval is required.

Q.
Why am I being asked to approve the New Hut Incentive Plan?

A.
Pursuant to Section 613 of the TSX Company Manual, a listed company is generally required to obtain the approval of its shareholders by ordinary resolution passed by at least a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote in connection with the institution and amendment of all security based compensation arrangements.

Q.
What will happen if the Hut 8 Resolutions are not approved or the Business Combination is not completed for any reason?

A.
If the Hut 8 Resolutions are not approved or the Business Combination is not completed for any reason, the Business Combination Agreement may be terminated and Hut 8 will continue to operate independently. In addition, if the Business Combination Agreement is terminated under certain circumstances, Hut 8 may be required to pay a termination fee of US$10,000,000 to USBTC. See “The Business Combination Agreement — Termination Fee Payable by Hut 8”.

Hut 8 may also be negatively impacted if the Business Combination Agreement is terminated and the Board is unable to find another business combination or strategic transaction offering equivalent or more attractive consideration than the consideration to be provided in the Business Combination, or if Hut 8 becomes subject to litigation related to entering into or failing to consummate the Business Combination, including direct actions by the Hut 8 Shareholders or the USBTC Stockholders, as applicable, against the directors and/or officers of Hut 8 or USBTC for breaches of fiduciary duty, or derivative actions brought by the Hut 8 Shareholders or the USBTC Stockholders in the name of the respective companies.
Q.
Are there any risks I should consider in connection with the Business Combination?

A.
Yes. There are a number of risk factors relating to Hut 8’s and USBTC’s business and operations, the Arrangement, and New Hut’s business and operations following completion of the Business Combination, all of which should be carefully considered by the Hut 8 Shareholders in evaluating whether to approve the Hut 8 Resolutions. See “Risk Factors” for a non-exhaustive list of certain risk factors relating to the Business Combination and the business and operations of New Hut. Please refer to Hut 8’s annual information form for the year-end December 31, 2022 and section titled “Schedule “H” — Information Relating to Hut 8 — Risk Factors” for risks related to Hut 8’s business and the section titled “Schedule “I” — Information Relating to USBTC — Risk Factors” for risks related to USBTC’s business.

Q.
Is USBTC common stock listed on a stock exchange?

A.
No. The USBTC common stock is not currently listed on any stock exchange.

Q.
What are the Canadian federal income tax consequences of the Business Combination?

A.
The Hut 8 Shareholders who are residents of Canada for purposes of the Tax Act will generally dispose of their Hut 8 Shares on a taxable basis under the Arrangement. Shareholders who are not residents of Canada for purposes of the Tax Act and whose Hut 8 Shares are not “taxable Canadian property” for purposes of the Tax Act will generally not be subject to tax under the Tax Act on the disposition of their Hut 8 Shares under the Arrangement. See “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular Hut 8 Shareholder. The Hut 8 Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Q.
What are the U.S. federal income tax consequences of the Business Combination?

A.
New Hut, Hut 8 and USBTC each intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, be treated as an exchange by the Hut 8 Shareholders and the USBTC Stockholders, respectively, that qualifies under Section 351(a) of the Code (the “Intended Tax Treatment”). As discussed in more detail under “Certain U.S. Federal Income Tax Considerations”, there is significant uncertainty as to whether the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code. The Arrangement and the Merger are not conditioned on the receipt of an opinion of counsel that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify for the Intended Tax Treatment, and there can be no assurance that such an opinion of counsel can or will be obtained. In addition, neither Hut 8 nor USBTC has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Arrangement and the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Assuming that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify for the Intended Tax Treatment, Hut 8 Shareholders that are United States persons for U.S. federal income tax purposes will generally not recognize gain or loss on the Hut 8 Share Exchange, subject to the applicable passive foreign investment company rules. Hut 8 Shareholders should carefully read “Certain U.S. Federal Income Tax Considerations”. Such summary is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular Hut 8 Shareholder. The Hut 8 Shareholders should consult their own tax advisors as to the tax consequences of the Business Combination to them with respect to their particular circumstances.
Q.
Are Hut 8 Shareholders entitled to Dissent Rights?

A.
Yes. Registered Hut 8 Shareholders may exercise rights of dissent in connection with the Arrangement under Section 238 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement (the “Dissent Rights”), provided that the written objection to Arrangement Resolution to be adopted by the Hut 8 Shareholders at the Meeting must be provided not later than 4:00 p.m. Toronto time two Business Days immediately preceding the date of the Meeting.

Non-registered Hut 8 Shareholders who wish to dissent should be aware that only registered Hut 8 Shareholders entitled to vote at the Meeting are entitled to exercise Dissent Rights. Accordingly, a non-registered Hut 8 Shareholder desiring to exercise Dissent Rights must make arrangements for the Hut 8 Shares beneficially owned by such non-registered Hut 8 Shareholder to be registered in such non-registered Hut 8 Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Hut 8 or, alternatively, make arrangements for the registered holder of such Hut 8 Shares to exercise Dissent Rights on the non-registered Hut 8 Shareholder’s behalf.
A Hut 8 Shareholder’s right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of section 238 of the BCBCA are set forth in “Schedule “F” — Interim Order” and “Schedule “M” — Dissent Provisions of the BCBCA”, respectively, to the Circular. It is recommended that any registered Hut 8 Shareholder wishing to avail themselves of the Dissent Rights seek legal advice, as failure to comply with the provisions of the BCBCA, as so modified by the Plan of Arrangement and the Interim Order, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.
Q.
Where and when will the Meeting be held?

A.
The Meeting will be held at Bennett Jones LLP, located at 3400 One First Canadian Place, Toronto, Ontario M5X 1A4 at 10 a.m. (Toronto time) on September 12, 2023, subject to any adjournments or postponements thereof.

Q.
How do I vote on the Hut 8 Resolutions?

A.
You should carefully read and consider the information contained in this Circular. Registered Hut 8 Shareholders should vote by completing the enclosed form of proxy or, alternatively, over the internet, facsimile or by telephone, in each case in accordance with the enclosed instructions. All proxies must be executed by a Hut 8 Shareholder or their attorney duly authorized in writing or, if a Hut 8 Shareholder is a non-individual entity, by an authorized signatory or attorney thereof duly authorized.

The completed form of proxy must be deposited with Computershare by mail using the enclosed return envelope or by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Alternatively, a Hut 8 Shareholder may vote by telephone at 1-866-732-8683 (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America) or by internet using the 15 digit control number located at the bottom of the shareholder’s proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. A Hut 8 Shareholder’s form of proxy or voting instructions must be received no later than 4 p.m. (Toronto time) on September 8, 2023, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting. The Chair of the Meeting may waive or extend the proxy cut-off without notice.
If you hold your Hut 8 Shares through an intermediary, please follow the instructions on the voting instruction form provided by such intermediary to ensure that your vote is counted at the Meeting. An intermediary will vote the Hut 8 Shares held by you only if you provide instructions to such intermediary on how to vote. If you fail to give proper instructions, those Hut 8 Shares will not be voted.
Q.
Should I send in my proxy now?

A.
Yes. To ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 4 p.m. (Toronto time) on September 8, 2023, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Q.
Should I send in my Letter of Transmittal and Hut 8 Share Certificates/DRS Advices now?

A.
Yes. It is recommended that all registered Hut 8 Shareholders complete, sign and return the Letter of Transmittal with accompanying Hut 8 share certificate(s) and/or DRS advice(s), if any, to Computershare as soon as possible. Registered Hut 8 Shareholders that hold their Hut 8

Shares in book-entry or other uncertificated form may deliver their Hut 8 Shares to Computershare by noting their respective holder account number(s) in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal.
Q.
What happens if I send in my Hut 8 Share Certificate(s) and/or DRS Advice and the Arrangement is not completed?

A.
If the Hut 8 Resolutions are not approved or if the Arrangement is not otherwise completed, your Hut 8 share certificate(s) and/or DRS advice(s), if any, will be returned promptly to you by Computershare.

Q.
Can I revoke my vote after I voted by proxy?

A.
Yes. A Hut 8 Shareholder executing the enclosed form of proxy has the right to revoke it by providing a new proxy dated as at a later date, provided that the new proxy is received by Computershare before 4 p.m. (Toronto time) on September 8, 2023, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting. A registered Hut 8 Shareholder may also revoke any prior proxy without providing new voting instructions by clearly indicating in writing that such Hut 8 Shareholder wants to revoke his, her or its proxy and delivering this signed written document to (i) Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 before 4 p.m. (Toronto time) on September 8, 2023, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting, or (ii) the Chair of the Meeting at the Meeting or any postponement or adjournment thereof and prior to the vote in respect of the Arrangement Resolution or in any other way permitted by law.

Only registered Hut 8 Shareholders have the right to directly revoke a proxy. If you hold your Hut 8 Shares through an intermediary, the methods to revoke your proxy may be different and you should carefully follow the instructions provided to you by your intermediary.
Q.
Who can help answer further questions?

A.
If you are a retail Hut 8 Shareholder and have questions or require assistance with voting, you may contact our proxy solicitation agent Alliance Advisors at 1-888-511-2641 toll free in North America or by email at Hut8@allianceadvisors.com. If you are an institutional Hut 8 Shareholder and have questions or require assistance with voting, you may contact our proxy solicitation agent, Morrow Sodali at 1-888-777-2059 toll free in North America, 1-289-695-3075 call collect outside of North America or by email at assistance@morrowsodali.com.

BUSINESS OF THE MEETING
Arrangement Resolution
As set out in the Notice of Meeting at the Meeting, the Hut 8 Shareholders will be asked to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The Arrangement, the Plan of Arrangement and the terms of the Business Combination Agreement are summarized in this Circular, see “Description of the Business Combination” and “The Business Combination Agreement”. The summary of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, which is filed under Hut 8’s SEDAR+ profile www.sedarplus.com or Hut 8’s EDGAR profile at www.sec.gov, and the Plan of Arrangement, which is attached to this Circular as “Schedule “B” — Plan of Arrangement”.
If the Hut 8 Resolutions are passed and all other conditions to closing of the Business Combination are satisfied, then pursuant to the Arrangement (i) Hut 8 and its wholly-owned subsidiary, Hut 8 Holdings Inc., will be amalgamated by way of a short-form vertical amalgamation, with the amalgamated corporation having the same capital as the capital of Hut 8 immediately prior to the Amalgamation, and (ii) following the Amalgamation, the Hut 8 Shares (other than any Dissent Shares) will be exchanged for New Hut Shares based on the Hut 8 Exchange Ratio. Following the completion of the Arrangement, pursuant to the Merger, Merger Subco will be merged with and into USBTC, with USBTC surviving the Merger as a subsidiary of New Hut. Pursuant to the Merger, the USBTC Stockholders will receive New Hut Shares based on the USBTC Exchange Ratio. As a result of the Business Combination, among other things, New Hut will become the ultimate parent of Hut 8, USBTC, and their respective subsidiaries. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX. Consequently, following the closing, New Hut stockholders are expected to be able to trade their New Hut Shares on either exchange, in either currency.
Based on the number of Hut 8 Shares and USBTC Stock issued and outstanding as of February 6, 2023, it is expected that the former Hut 8 Shareholders, collectively, and the former USBTC Stockholders, collectively, will each, as a group, own approximately 50% of the New Hut Shares (on a non-diluted basis) immediately following completion of the Business Combination.
In order for the Arrangement to be effective, the Arrangement Resolution must be approved by the affirmative vote of not less than 66⅔% of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting. The full text of the Arrangement Resolution is set forth in “Schedule “C” — Arrangement Resolution” of this Circular.
If the Arrangement Resolution is not approved by the Hut 8 Shareholders at the Meeting by the affirmative vote of at least 66⅔% of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting, the Arrangement and Business Combination cannot be completed.
Unless otherwise directed, it is management’s intention to vote in favour of the Arrangement Resolution. If you do not specify how you want your Hut 8 Shares voted, the persons named as proxyholders in the accompanying form of proxy will cast the votes represented by your proxy at the Meeting IN FAVOUR of the Arrangement Resolution.
See “Dissenting Shareholder Rights” for information concerning the rights of Registered Hut 8 Shareholders to dissent in respect of the Arrangement Resolution.
The Board unanimously recommends that the Hut 8 Shareholders vote IN FAVOUR of the Arrangement Resolution.
New Hut Resolution
As set out in the Notice of Meeting, the Hut 8 Shareholders will be asked to consider and vote on the New Hut Resolution, which authorizes and directs Hut 8 to cause New Hut to issue up to 49,665,834 New Hut Shares to the USBTC Stockholders, such number consisting of: (i) up to 44,161,669 New Hut Shares issuable to USBTC Stockholders pursuant to the Merger, and up to 4,530,326 New Hut Shares issuable upon the exercise of USBTC Replacement Options to be issued in exchange for USBTC Options, which figures represent approximately 50% of the common stock of New Hut expected to be outstanding upon completion of the Business Combination on a fully diluted in-the-money basis, and (ii) up to 973,839 New Hut Shares, which represents an additional 2% buffer to account for clerical and administrative matters. There is no applicable premium to USBTC Stockholders as USBTC did not trade on any applicable stock exchange at the time of signing the Business Combination Agreement. This approval is required under to section 611(c) of the TSX Company Manual, pursuant to which a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.
Officers and directors of Hut 8, collectively holding approximately 0.79% of the Hut 8 Shares as at the Record Date, have entered into voting and support agreements with USBTC pursuant to which each such individual has agreed to, among other things, support the Arrangement and vote all their Hut 8 Shares in favour of the Hut 8 Resolutions, if applicable, subject to the terms and conditions of such agreements.
In order for the Business Combination to be completed, the New Hut Resolution must be approved by the affirmative vote of a majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting. The full text of the New Hut Resolution is set forth in “Schedule “D” — New Hut Resolution” of this Circular.

It is a condition of the Business Combination Agreement that the New Hut Resolution be approved by the requisite voting threshold at the Meeting. If the New Hut Resolution is not approved by the Hut 8 Shareholders at the Meeting by the affirmative vote of the majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting, the Business Combination will not be completed.
Unless otherwise directed, it is management’s intention to vote in favour of the New Hut Resolution. If you do not specify how you want your Hut 8 Shares voted, the persons named as proxyholders in the accompanying form of proxy will cast the votes represented by your proxy at the Meeting IN FAVOUR of the New Hut Resolution.
The Board unanimously recommends that the Hut 8 Shareholders vote IN FAVOUR of the New Hut Resolution.
Incentive Plan Resolution
In connection with the Business Combination, New Hut will establish an omnibus equity incentive plan which will, among other things, govern the Hut 8 Replacement Options. See “Schedule “O” — New Hut Incentive Plan”.
Pursuant to section 613 of the TSX Company Manual, a listed company is generally required to obtain the approval of its shareholders by ordinary resolution passed by at least a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote in connection with the institution and amendment of all security-based compensation arrangements.
The purposes of the New Hut Incentive Plan is to strengthen the commitment of certain persons to New Hut or its affiliates, motivate such persons to diligently perform their responsibilities, and attract and retain competent and dedicated persons whose efforts will result in long-term growth and profitability of New Hut or its affiliates.
New Hut may grant options, stock appreciation rights, restricted stock, restricted stock units, performance stock units, deferred stock units, stock bonuses, other stock-based awards, or awards payable solely in cash, or any combination of the foregoing (collectively, “Awards”). Eligible participants under the New Hut Incentive Plan include any officer, employee, non-employee director, independent contractor or consultant of New Hut or any of its affiliates who has been selected as an eligible participant by the Board or any committee of the Board, as applicable, subject to certain tax considerations (a “Participant”).
The maximum number of New Hut Shares reserved and available for issuance under the New Hut Incentive Plan shall not exceed 6.85% of the number of issued and outstanding New Hut Shares, from time to time, calculated on a non-diluted basis and subject to certain adjustment under the New Hut Incentive Plan.
The New Hut Incentive Plan will not result at any time in (i) a number of New Hut Shares issuable to all non-employee directors exceeding 1% of the issued and outstanding New Hut Shares at such time, (ii) a number of New Hut Shares issuable to any one non-employee director will be subject to an annual grant limit of C$150,000 worth of Awards (other than Awards granted in lieu of cash fees payable for serving as a non-employee director) and New Hut Options, in aggregate, per such non-employee director, of which no more than C$100,000 may be issued in the form of New Hut Options, (iii) a number of New Hut Shares issuable to all insiders of New Hut exceeding 10% of the issued and outstanding New Hut Shares at such time, or (iv) a number of New Hut Shares issued to all insiders of New Hut, within any one-year period, exceeding 10% of the issued and outstanding New Hut Shares at such time.
Options
Each eligible Participant who is granted an option to purchase New Hut Shares (a “New Hut Option”) shall enter into an award agreement with New Hut, containing such terms and conditions setting forth, among other things, the exercise price, term, provisions regarding exercisability of the New Hut Option, and vesting provisions.
The exercise price shall be determined at the time of the grant, but in no event shall the exercise price be less than 100% of the fair market value of the related New Hut Shares on the date of the grant. Notwithstanding the foregoing, the exercise price of any Hut 8 Replacement Options shall be the exercise price determined in accordance with the Plan of Arrangement. The maximum term shall be fixed by the Board or applicable committee, but no New Hut Option shall be exercisable more than 10 years after the New Hut Option is granted. If the expiration date of a New Hut Option falls within a black-out period or within 9 Business Day following a black-out period, such expiration date shall be automatically extended to the 10th Business Day after the end of the black-out period, subject to certain exceptions. Each New Hut Option shall be exercisable at such time as determined in the applicable award agreement and subject to the attainment of performance criteria.
Unless otherwise set out in an applicable award agreement or employment agreement, in the event of termination of employment or service with New Hut and all its affiliates, the New Hut Options held by such Participant shall continue to vest and may be exercised in accordance with its terms at any time during the period that terminates on the earlier of (i) the 30th day after the termination of the Participants termination date, and (ii) the expiration of the term of the New Hut Option as set forth in the award agreement.
Stock Appreciation Rights
Stock appreciation rights may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any New Hut Option (“Related Rights”) (Free Standing Rights together with Related Rights, the “Stock Appreciation Rights”). The Board or applicable committee shall determine who may receive Stock Appreciation Rights, the time of the grant of such rights, the number of New Hut Shares to be awarded, the base price, and all other conditions. No Related Right may be granted more New Hut Shares than are subject to the New Hut Option to which it relates.
Each Stock Appreciation Right shall be granted a base price that is not less than 100% of the fair market value of the related New Hut Shares on the date of the grant. The fair market value shall be determined by the Board, provided that if the New Hut Shares or other security is trading on a national securities exchange, the fair market value on any date shall be the closing sale price reported on such date or the preceding date, as applicable. The Participant is eligible for payment in New Hut Shares or in cash, subject to the terms of the applicable award agreement. Free Standing Rights shall be exercisable at such time and subject to the conditions in the applicable award agreement. Related Rights shall only be exercisable at such time and to the extent the New Hut Options to which they relate shall be exercisable. No Stock Appreciation Right shall be exercisable more than 10 years after the date such right is granted.
Unless otherwise set out in an applicable award agreement or employment agreement, in the event of termination of employment or service with New Hut and all its affiliates, a Participant who has been granted Free Standing Rights shall be able to exercise such right may be exercised in accordance with its terms at any time, subject to compliance with applicable black-out periods, during the period that terminates on the 30th day after the termination of the Participant’s termination date.
Restricted Stock, Restricted Stock Units, and Performance Stock Units
The Board (or a committee of the Board) shall determine who may receive restricted stock (the “Restricted Stock”), restricted stock units (the “Restricted Stock Units”), and performance stock units (the “Performance Stock Units”), the number of New Hut Shares to be awarded, the price, if any, to be paid by the Participant for the acquisition of Restricted Stock, Restricted Stock Units or Performance Stock Units, the period prior to vesting, the applicable performance criteria, and all other conditions. If the restrictions, performance criteria and/or conditions are not attained, a Participant shall forfeit that Participant’s applicable Restricted Stock, Restricted Stock Units or Performance Stock Units.
For Canadian Participants, the date on which a particular Restricted Stock Unit may vest shall in all cases be no later than December 15th of the calendar year which is 3 years after the calendar year in which the Restricted Stock Unit is granted. The New Hut Shares or cash, as applicable, shall be promptly issued or paid to the Canadian Participant before the end of such calendar year. A Canadian Participant may not be issued Restricted Stock unless determined by the Board or applicable committee and consented to by the Canadian Participant.
For all other Participants, New Hut Shares or cash, as applicable, shall promptly be issued to the Participant, unless otherwise deferred in accordance with the Code, no later than March 15th of the calendar year following the year of vesting or within such other period required under the Code.
Except as provided for in the applicable award agreement and subject to the rules and policies of the TSX, the Participant shall generally have the rights of a stockholder of New Hut with respect to shares of Restricted Stock during the period of time prior to which the Restricted Stock becomes vested and free of restrictions (the “Restricted Period”), including the right to vote and receive any dividends. Participants shall generally not have the rights of stockholders of New Hut with respect to Restricted Stock Units during the Restricted Period, subject to certain tax exceptions under the Code.
The rights of Participants granted Restricted Stock or Restricted Stock Units upon termination of employment or service with New Hut and all affiliates for any reason during the Restricted Period shall be governed by the award agreement.
Deferred Stock Units
The Board (or a committee of the Board) shall determine, subject to the Income Tax Act (Canada) (the “Tax Act”), who may receive deferred stock units (“Deferred Stock Units”), the number of New Hut Shares to be awarded, the price, if any, to be paid by the Participant for the acquisition of Deferred Stock Units, and all other conditions.
The aggregate amount to be received by a Participant in respect of Deferred Stock Units shall depend on the fair market value of the New Hut Shares at a time within the period that commences 1 year before such Participant’s employment termination date and ends at the time the amount is received.
Each Participant shall be entitled to redeem their Deferred Stock Units on up to 2 specified dates during the period commencing on the business day immediately following their employment termination date and ending on December 15th of the first calendar year following such termination date, or any shorter redemption period set out in the relevant award agreement. No payments shall be made until after the Participant’s termination date and all amounts payable shall be paid on or before December 31st of the calendar year commencing immediately after the Participant’s termination date.
Other Stock-Based Awards
Subject to the rules and policies of the TSX, other forms of Awards value in whole or in part by reference to New Hut Shares, including dividends, may be granted either alone or in addition to other Awards (other than in connection with New Hut options or Stock Appreciation

Rights). The Board or applicable committee shall have the sole and complete authority to determine the individuals to whom and the times at which such other Awards may be granted, including the conditions attached thereto.
Stock Bonuses
Participants may receive a bonus payable in fully vested New Hut Shares.
Cash Awards
Participants may receive Awards that are payable solely in cash and such cash Awards may be granted with value and payment contingent upon the achievement of performance criteria.
No Awards shall be granted pursuant to the New Hut Incentive Plan on or after the 10th anniversary of the effective date, but Awards granted prior to this date may extend beyond that date. Until such time as the Awards are fully vested and/or exercisable in accordance with the New Hut Incentive Plan, Participants cannot transfer such Awards in violation of the applicable award agreement without the prior consent of the Board, which may be withheld or granted in its sole discretion.
In the event of a change of control and (i) an outstanding Award is not assumed or substituted in connection therewith or (ii) an outstanding Award is assumed or substituted in connection therewith and the Participant’s employment or service is terminated by New Hut, its successor or an affiliate thereof without cause or for good reason on or after the effective date of the change of control but prior to 12 months following the change of control, then (a) any unvested or unexercisable portion of any Award carrying a right to exercise shall become fully vested and exercisable with respect to any purely time-based conditions, and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the New Hut Incentive Plan shall lapse with respect to any purely time-based conditions and such Awards shall be deemed fully vested with respect to any purely time-based conditions, and (c) any performance conditions imposed with respect to any Award shall be deemed to be achieved at the greater of target and actual performance levels (as determined by the Board, or a committee of the Board, in its discretion) and any Award (or portion thereof) that remain unvested or exercisable shall be forfeited.
An Award shall be considered to be assumed or substituted if, following the change of control, the Award remains subject to the same terms and conditions that were applicable to the Award immediately prior to the change of control.
The Board or any committee, as applicable, may not alter or terminate the New Hut Incentive Plan in a manner that would impair the rights of a Participant under any outstanding Award without such Participant’s consent. Unless the Board determines otherwise, the Board shall obtain approval from New Hut stockholders for any amendment to the New Hut Incentive Plan that is required in order to satisfy the rules of the applicable stock exchanges or other applicable law. New Hut stockholder approval is specifically required for: (i) any changes to the maximum number of New Hut Shares issuable under the New Hut Incentive Plan, (ii) any amendment to the terms of outstanding New Hut Options, Stock Appreciation Rights or other entitlements to reduce the exercise price or base price, as applicable, (iii) any cancellation of outstanding New Hut Options, Stock Appreciation Rights or other entitlements in exchange for New Hut Options, Stock Appreciation Rights or other entitlements with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original New Hut Options, Stock Appreciation Rights or other entitlements, (iv) any cancellation of any outstanding New Hut Options, Stock Appreciation Rights or other entitlements with an exercise price that is less than 100% of the fair market value of the related New Hut Shares in exchange for cash or cash Awards, (v) any amendment which extends the term of any New Hut Option or Stock Appreciation Right or any other Award beyond the original expiry, (vi) any amendments to eligible Participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation, (vii) any amendment which would permit New Hut Options and Awards granted under the New Hut Incentive Plan to be transferable or assignable other than for normal estate settlement purposes, and (viii) any amendment to the amendment provisions of the New Hut Incentive Plan. The terms of Awards may be amended without Participant consent where it is necessary or advisable for the purpose of conforming the Award to any applicable law, government regulation or stock exchange listing requirements.
In accordance with section 613(p) of the TSX Company Manual, issuers are required to provide burn rate details with respect to new securities compensation arrangements adopted in replacement of similar arrangements. The New Hut Incentive Plan shall replace the Hut 8 Omnibus Incentive Plan for new awards granted. As such, the burn rate for the last three fiscal years of the Hut 8 Omnibus Incentive Plan is provided in the table below.
	2022	2021	2020
Hut 8 Omnibus Incentive Plan Burn Rate(1)	4.09%	2.47%	0.49%

(1)
The burn rate is calculated pursuant to section 613(p) of the TSX Company Manual, whereby the number of securities granted under the Hut 8 Omnibus Plan during the applicable fiscal year is divided by the weighted average number of securities outstanding for the applicable fiscal year.

As of the date of this Circular, there are: (i) 115,000 Hut 8 Options issued and outstanding; (ii) 7,389,325 Hut 8 RSUs issued and outstanding; and (iii) 368,477 Hut 8 DSUs issued and outstanding. Hut 8 will not issue any additional incentive awards between the date of this Circular and the date of the Meeting. The 115,000 Hut 8 Options issued and outstanding as of the date of this Circular have a weighted average exercise price of C$5.00 and weighted average remaining term of 5.02 years.

In order for the Business Combination to be completed, the Incentive Plan Resolution must be approved by the affirmative vote of a majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting. The full text of the Incentive Plan Resolution is set forth in “Schedule “E” — Incentive Plan Resolution” of this Circular.
The preceding summary is qualified by the full text of the New Hut Incentive Plan found at “Schedule “O” — New Hut Incentive Plan”.
If the Incentive Plan Resolution is not approved by the Hut 8 Shareholders at the Meeting by the affirmative vote of the majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy and entitled to vote at the Meeting, the Business Combination will not be completed.
The New Hut Incentive Plan must also be approved by the TSX, and such approval is conditional upon the New Hut Incentive Plan being approved by the USBTC Stockholders.
New Hut will also adopt an equity incentive plan which shall govern the USBTC Replacement Options (the “New Hut Legacy Plan”) in connection with the Merger. The New Hut Legacy Plan will be identical to the USBTC Equity Incentive Plan other than conforming changes to take into account the Merger; however, no new equity awards are issuable under the New Hut Legacy Plan. The Hut 8 Shareholders are not being asked to vote on or approve the New Hut Legacy Plan.
Unless otherwise directed, it is management’s intention to vote in favour of the Incentive Plan Resolution. If you do not specify how you want your Hut 8 Shares voted, the persons named as proxyholders in the accompanying form of proxy will cast the votes represented by your proxy at the Meeting IN FAVOUR of the Incentive Plan Resolution.
The Board unanimously recommends that the Hut 8 Shareholders vote IN FAVOUR of the Incentive Plan Resolution.
Other Business
As of the date of this Circular, the management of Hut 8 knows of no amendment, variation or other matter to come before the Meeting, other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the Person voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

INFORMATION CONCERNING THE MEETING
The Meeting will be held on September 12, 2023, subject to any adjournment or postponement thereof, at Bennett Jones LLP, located at 3400 One First Canadian Place, Toronto, Ontario M5X 1A4. The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, email, Internet, fax transmission or other electronic means of communication or in person by the directors, officers, employees and representatives of Hut 8. The total cost of soliciting proxies and mailing the materials in connection with the Meeting will be borne by Hut 8.
Officers and directors of Hut 8 have entered into voting and support agreements with USBTC pursuant to which each such individual has agreed to, among other things, support the Arrangement and vote all their Hut 8 Shares in favour of the Hut 8 Resolutions, if applicable, subject to the terms and conditions of such agreements.
Purpose of the Meeting
This Circular is furnished in connection with the solicitation of proxies by the management of Hut 8 for the use at the Meeting. As set out in the Notice of Meeting, the Hut 8 Shareholders will be asked to consider and vote on the Hut 8 Resolutions, consisting of the Arrangement Resolution, the New Hut Resolution and the Incentive Plan Resolution, and will be asked to consider such other business as may properly come before the Meeting.
In order for the Business Combination to be completed, the Hut 8 Shareholders must approve the Hut 8 Resolutions by the requisite approval.
Appointment and Revocation of Proxies
Hut 8’s named proxyholders are Jaime Leverton, Shenif Visram and Aniss Amdiss. A Hut 8 Shareholder that wishes to appoint another person or entity (who need not be a Hut 8 Shareholder) to represent such Hut 8 Shareholder at the Meeting may either insert the person or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy, submit the form of proxy and register such proxyholder with Computershare after submitting the form of proxy. If you appoint and register a non-management proxyholder, please ensure that they attend the Meeting for your vote to count.
All proxies must be executed by a Hut 8 Shareholder or their attorney duly authorized in writing or, if a Hut 8 Shareholder is a non-individual entity, by an authorized signatory or attorney thereof duly authorized. A proxy will only be valid if it is duly completed, signed, dated and received at the office of Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, by 4 p.m. (Toronto time) on September 8, 2023 (or by 4 p.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Meeting). The Chair of the Meeting may waive or extend the proxy cut-off without notice.
A registered Hut 8 Shareholder who has voted by proxy may revoke it any time prior to the Meeting. To revoke a proxy, a registered Hut 8 Shareholder may: (a) deliver a written notice to Hut 8’s office at 24 Duncan Street, Suite 500, Toronto, ON M5V 2B8, or to the offices of Computershare at 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at any time up to and including the close of business on the last Business Day preceding the day of the Meeting, or any adjournment or postponement thereof; (b) vote again on the Internet or by phone at any time up to 4 p.m. (Toronto time) on September 8, 2023 (or by 4 p.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Meeting); or (c) complete a form of proxy that is dated later than the form of proxy being changed, and mailing it or faxing it as instructed on the form of proxy so that it is received before 4 p.m. (Toronto time) on September 8, 2023 (or by 4 p.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Meeting). If you attend the Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot at the Meeting you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting. In addition, the proxy may be revoked by any other method permitted by Law. The written notice of revocation may be executed by the Hut 8 Shareholder or by an attorney who has the Hut 8 Shareholder’s written authorization. If the Hut 8 Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only registered Hut 8 Shareholders have the right to directly revoke a proxy. Non-registered Hut 8 Shareholders that wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.
Voting of Proxies and Exercise of Discretion
The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, or any adjournment or postponement thereof. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the Hut 8 Shares in respect of which they are appointed in accordance with the direction of the Hut 8 Shareholder appointing them and if the Hut 8 Shareholder specifies a choice with respect to any matter to be voted upon, such Hut 8 Shareholders’ Hut 8 Shares will be voted accordingly. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or specify that you want your Hut 8 Shares withheld from voting, the Hut 8 representatives named in the form of proxy will vote your Hut 8 Shares IN FAVOUR of the Hut 8 Resolutions.
IN THE ABSENCE OF ANY SUCH INSTRUCTION, HUT 8 SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE HUT 8 RESOLUTIONS.

Voting by Registered Hut 8 Shareholders
You are a registered Hut 8 Shareholder if your name appears on a share certificate or if you are registered as the holder of your Hut 8 Shares in book-entry form. In either case, your name will be shown on the register of Hut 8 Shareholders kept by Computershare.
Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your form of proxy the authority to vote your Hut 8 Shares for you at the Meeting or any adjournment or postponement. If you are a registered Hut 8 Shareholder, you will receive a form of proxy from Computershare with this Circular.
If you are a registered Hut 8 Shareholder you can attend the Meeting in person to vote. If you are not able to attend, you may vote by submitting your proxy before the Proxy Submission Deadline or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario) before any adjournment or postponement of the Meeting, in any of the following ways:
By Telephone	Call 1-866-732-8683 (toll free in Canada or the United States)
By Internet	Go to www.investorvote.com
By Mail	Complete, sign and date the proxy and return it in the envelope provided or otherwise to: Computershare, Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1
By Fax	Complete, sign and date the proxy and fax it to: 1-866-249-7775 (toll free in Canada or the United States) or 416-263-9524 (outside Canada and the United States)
By Appointing Another Person as Representative	Insert the name of the person or company you are appointing in the blank space provided in the enclosed form of proxy. Complete your voting instructions, date and sign the proxy and return it to Computershare using one of the methods outlined here. The person does not have to be a Hut 8 Shareholder but please ensure that they know that you have appointed them and they are available to act as your representative.
Even if you currently plan to participate in person at the Meeting, you should consider voting your Hut 8 Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason. If you access and vote on any matter at the Meeting, you will automatically revoke any previously submitted proxy.
If you are not sure whether you are a registered Shareholder, please contact Computershare using the contact information set forth in this Circular.
Voting by Non-Registered Hut 8 Shareholders
These securityholder materials are being sent to both registered and non-registered Hut 8 Shareholders. However, only registered Hut 8 Shareholders, or the Persons they duly appoint as their proxies, are permitted to vote at the Meeting.
The Hut 8 Shareholders whose Hut 8 Shares are not registered in their own name are referred to in this Circular as “non-registered Hut 8 Shareholders”.There are two kinds of non-registered Hut 8 Shareholders: those who have objected to their name being made known to Hut 8 (called “OBOs” for Objecting Beneficial Owners) and those who have not objected (called “NOBOs” for Non-Objecting Beneficial Owners). The intermediaries will be responsible for providing instructions to both OBOs and NOBOs.
Intermediaries are required to forward the Meeting materials to non-registered Hut 8 Shareholders unless a non-registered Hut 8 Shareholder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting materials to non-registered Hut 8 Shareholders. Generally, a non-registered Hut 8 Shareholders who has not waived the right to receive Meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered Hut 8 Shareholders to direct the voting of the Hut 8 Shares they beneficially own. Non-registered Hut 8 Shareholders should follow the procedures set out below, in addition, if applicable, to the procedures for appointing a third party as one’s proxy described above, depending on the type of form they receive:
1.
Voting Instruction Form.   In most cases, a non-registered Hut 8 Shareholder will receive, as part of the Meeting materials, a voting instruction form (“VIF”). If the non-registered Hut 8 Shareholder does not wish to attend and vote at the Meeting (or have another Person attend and vote on the non-registered Hut 8 Shareholder’s behalf), but wishes to direct the voting of the Hut 8 Shares they beneficially own, the VIF must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a non-registered Hut 8 Shareholder wishes to attend and vote at the Meeting (or have another Person attend and vote on the non-registered Hut 8 Shareholder’s behalf), the non-registered Hut 8 Shareholder must complete, sign and return the VIF in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered Hut 8 Shareholder.

2.
Form of Proxy.   Less frequently, a non-registered Hut 8 Shareholder may receive, as part of the Meeting materials, a form of proxy that has already been signed by the intermediary that the non-registered Hut 8 Shareholder deals with in respect of the Hut 8 Shares (typically by facsimile, stamped signature) which is restricted to the number of Hut 8 Shares beneficially owned by the non-registered

Hut 8 Shareholder but which is otherwise uncompleted. If the non-registered Hut 8 Shareholder does not wish to attend and vote at the Meeting (or have another Person attend and vote on the non-registered Hut 8 Shareholder’s behalf), but wishes to direct the voting of the Hut 8 Shares they beneficially own, the non-registered Hut 8 Shareholder must complete the form of proxy and submit it to Computershare as described above. If a non-registered Hut 8 Shareholder wishes to attend and vote at the Meeting (or have another Person attend and vote on the non-registered Hut 8 Shareholder’s behalf), the non-registered Hut 8 Shareholder must strike out the Person(s) named in the proxy and insert the non-registered Hut 8 Shareholder’s (or such other Person’s) name in the blank space provided.
In either case, non-registered Hut 8 Shareholders should carefully follow the instructions of their intermediaries, including those regarding when and where the proxy or the VIF is to be delivered. In addition, if applicable, non-registered Hut 8 Shareholders should follow the procedures for appointing a third party as one’s proxy described above.
If you are a non-registered Hut 8 Shareholder and Hut 8 or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Hut 8 (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.
If you have received Hut 8’s form of proxy, you may return it to the Computershare in accordance with the instructions set out in this Circular by mail using the enclosed return envelope or by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Alternatively, a Hut 8 Shareholder may vote by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-588-4290 (outside North America), by facsimile to 1-866-249-7775 or 1-416-263-9524 (if outside North America) or by internet using the 15 digit control number located at the bottom of the form of proxy at www.investorvote.com. All instructions are listed in the enclosed form of proxy. A Hut 8 Shareholder’s form of proxy or voting instructions must be received no later than the Proxy Submission Deadline or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting.
In either case, the purpose of this procedure is to permit non-registered Hut 8 Shareholders to direct the voting of the Hut 8 Shares they beneficially own. Should a non-registered Hut 8 Shareholder who receives a form of proxy or VIF wish to vote at the Meeting in person, the non-registered Hut 8 Shareholder should strike out the Persons named in the form of proxy or VIF and insert the non-registered Hut 8 Shareholder’s name in the blank space provided. Non-registered Hut 8 Shareholders should carefully follow the instructions of their intermediary including those regarding when and where the form of proxy or VIF is to be delivered.
Non-registered Hut 8 Shareholders located in the United States who wish to attend, submit questions or vote at the Meeting or, if permitted, appoint a third party as their proxyholder, must obtain a valid legal proxy from their intermediary. Non-registered Hut 8 Shareholders located in the United States must follow the instructions from their intermediary included with the legal proxy form and the voting instruction form sent to them, or contact their intermediary to request a legal proxy form if they have not received one. The legal proxy form will be mailed to the Person and address written on the voting instruction form. After obtaining a valid legal proxy from their intermediary, the non-registered Hut 8 Shareholders located in the United States must then submit such legal proxy to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Requests for registration from non-registered Hut 8 Shareholders located in the United States that wish to attend, submit questions or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by fax to 1-866-249-7775 or 1-416-263-9524 (if outside North America) and in both cases, must be labeled as “legal proxy” and received by no later than 4 p.m. (Toronto time) on September 8, 2023. Sufficient time must be given for the mailing and return of the legal proxy by this deadline.
Record Date
The record date for determining the Hut 8 Shareholders entitled to receive notice of and to vote at the Meeting, or any adjournments or postponements thereof is August 8, 2023 (the “Record Date”). Only Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Meeting (or any adjournments or postponements thereof).
Quorum
A quorum is required for the Meeting. The Hut 8 Shareholders present in person or represented by proxy who, in the aggregate, hold at least 25% of the voting rights attached to issued Hut 8 Shares entitled to be voted at the Meeting will constitute a quorum, irrespective of the number of Persons actually present at the Meeting.
Hut 8 Shares and Principal Holders Thereof
On the Record Date, there were 221,691,708 outstanding Hut 8 Shares. Each Hut 8 Share carries the right to one vote.
There are no Hut 8 Shareholders that, to the knowledge of Hut 8 management, owned beneficially, or exercised control or direction over, more than 10% of the total outstanding Hut 8 Shares. On the Record Date, directors and executive officers of Hut 8 and their affiliates beneficially owned and had the right to vote 1,658,481 Hut 8 Shares, representing 0.79% of the total outstanding Hut 8 Shares.

FINANCIAL INFORMATION
Financial Statement Presentation
All financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Hut 8 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are audited in accordance with Canadian generally accepted auditing standards, and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to USBTC and its 50% interest in the King Mountain JV have been prepared and presented in accordance with generally accepted accounting principles of the United States (U.S. GAAP) and audited in accordance with the standards of the Public Company Accounting Oversight Board. Certain measurements set forth in the consolidated financial statements of USBTC and King Mountain JV, as calculated in accordance with U.S. GAAP, may have different values than if such measurements were calculated in accordance with IFRS. If you have any questions in respect of such potential measurement differences, please contact your financial, tax and/or other professional advisors.
Pro Forma Financial Statements
The unaudited pro forma combined statement of comprehensive income for the nine months ended March 31, 2023 and the unaudited pro forma combined statement of comprehensive income for the year ended June 30, 2022 have been prepared to give effect to the Business Combination as if it occurred on July 1, 2021.
The unaudited pro forma combined statement of financial position as at March 31, 2023 has been prepared to give effect to the Business Combination as if it had occurred on March 31, 2023.
The unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting for business combinations under U.S. GAAP, with USBTC being the accounting acquirer. The information should be read in conjunction with the respective audited consolidated financial statements of Hut 8 and USBTC for the year ended December 31, 2022 and June 30, 2022, respectively, including the respective notes thereto, the historical unaudited financial statements of Hut 8 for the six months ended June 30, 2021 and June 30, 2022, the unaudited financial statements of Hut 8 for the three months ended March 31, 2023, the historical unaudited financial statements of USBTC for the nine months ended March 31, 2023, the historical audited consolidated financial statements of the King Mountain JV for the period from November 24, 2021 (inception) through December 31, 2021 and the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022, which are either incorporated by reference into this Circular or referred to in this Circular.
The pro forma condensed combined financial data, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of New Hut and the accompanying notes appearing in “Schedule “P” — Unaudited Pro Forma Combined Financial Statements”.The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of what New Hut’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial data does not purport to project the future financial position or operating results of New Hut. The actual adjustments to the consolidated financial statements of New Hut upon the completion of the Business Combination will depend on a number of factors, including, among others, the actual expenses of the Business Combination and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material.
Non-GAAP Financial Performance Measures
Certain financial performance measures referenced in this Circular, namely EBITDA and Adjusted EBITDA, are not prescribed by IFRS or U.S. GAAP, as applicable. These non-GAAP financial performance measures are used because USBTC used the information to analyze the combined business performance and financial position of New Hut. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized meaning under IFRS or U.S. GAAP, as applicable, and may not be comparable to similar measures presented by other companies. These non-GAAP financial performance measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS or U.S. GAAP, as applicable.
Currency and Currency Exchange Rates
Except as otherwise indicated, references in this Circular to “dollars”, “$”, and “US$” are to the currency of the United States. References in this Circular to “C$” are to the currency of Canada.
The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Year Ended December 31		Year Ended June 30		Six Months Ended December 31		Three Months Ended March 31
(expressed in Canadian dollars)	2022	2021	2022	2021	2022	2021	2023	2022
High	1.3856	1.2942	1.3039	1.3616	1.3856	1.2942	1.3807	1.2867
Low	1.2451	1.2040	1.2329	1.2040	1.2753	1.2329	1.3312	1.2470
Average	1.3011	1.2535	1.2659	1.2823	1.3315	1.2601	1.3525	1.2662
Closing	1.3544	1.2678	1.2886	1.2394	1.3544	1.2678	1.3533	1.2496
On August 10, 2023, the Business Day immediately prior to the date of this Circular, the average daily exchange rate as reported by the Bank of Canada was $1.00 = C$1.34 or C$1.00 = $0.74.

SUMMARY
This summary highlights the key aspects of the matters to be considered at the Meeting, but does not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer you to for a more complete understanding of the matters being considered at the meetings. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices (which are incorporated into and form part of this Circular).
The Parties to the Business Combination Agreement
Hut 8
Through innovation, imagination, and passion, Hut 8’s seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8’s infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally.
Hut 8 Mining Corp.
24 Duncan Street, Suite 500
Toronto, ON M5V 2B8
Phone: (647) 256-1992
Hut 8’s Shares are listed on Nasdaq and the TSX under the symbol “HUT”.
For additional information about Hut 8, see “Information Relating to Hut 8” and “Schedule “H” — Information Relating to Hut 8” of this Circular.
USBTC
USBTC is an industrial-scale operator of Bitcoin mining sites. The company’s strategy is to design, build and operate sites where there is access to low-cost and sustainable sources of electricity. The company operates four sites across the United States with access to approximately 730 megawatts (“MW”) of electricity and fully built out rack space.
USBTC has several revenue streams: self-mining, hosting, managed infrastructure operations and equipment sales. Self-mining refers to all USBTC-owned machines that contribute computing power to mining pools in exchange for Bitcoin. Hosting refers to USBTC operating third party-owned machines at its sites in exchange for a hosting fee. Managed infrastructure operations refers to USBTC operating third-party-owned Bitcoin mining sites, leveraging its purpose-built site management software along with the curtailment platform, in exchange for a property management fee. Equipment sales refers to USBTC selling mining or infrastructure equipment to third-parties.
USBTC owns and operates a Bitcoin mining facility in Niagara Falls, New York with access to approximately 50 MW of electricity (the “Alpha Site”). In December 2022, USBTC acquired from Compute North Member LLC their entire membership interest in TZRC LLC (“TZRC”), representing 50% of all issued and outstanding membership interests in the King Mountain JV with NextEra Energy, Inc. (“NextEra”). The King Mountain JV owns a Bitcoin mining site in Upton County, Texas with access to approximately 280 MW of electricity (the “Echo Site”). The Echo Site is co-located behind-the-meter at a wind farm.
USBTC is the site operator for three Bitcoin mining sites through its US Mining Infrastructure Operations subsidiaries (“USMIO”). USMIO leads all aspects of site operations, including accounting, curtailment and customer relations if the site owner is also a hosting provider. The first site is located in Kearney, Nebraska and has access to approximately 100 MW of electricity (the “Charlie Site”). The second site is located in Granbury, Texas and has access to approximately 300 MW of electricity (the “Delta Site”). The third site is the Echo Site owned by the King Mountain JV, which has access to approximately 280 MW of electricity.
USBTC views its managed infrastructure operations business as a strategic partnership with its clients; the company structures its property management agreements to incentivize the long-term growth and sustainability of its clients’ sites.
U.S. Data Mining Group, Inc. dba US BITCOIN CORP.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131
Phone: (305) 224-6427
For additional information about USBTC, see “Information Relating to USBTC” and “Schedule “I” — Information Relating to USBTC” of this Circular.
New Hut
New Hut is a corporation incorporated in the State of Delaware on January 27, 2023 for the purpose of effecting the Business Combination. To date, New Hut has not conducted any activities other than those incident to its formation, the execution of the Business Combination Agreement, the preparation of regulatory filings made in connection with the transactions contemplated by the Business Combination

Agreement and other matters related to such transactions. After completion of the transactions contemplated by the Business Combination Agreement, New Hut will be the parent entity and successor corporation to Hut 8 and USBTC. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.
New Hut is expected to benefit from a combined installed self-mining capacity of 7.5 EH/s and 253 MW of total energy currently available from six sites with current self-mining operations: Medicine Hat, Alberta; Drumheller, Alberta; Niagara Falls, New York; Kearney, Nebraska, Granbury, Texas; and King Mountain, Texas. The 1.7 EH/s installed self-mining capacity at the King Mountain, Texas site is owned by the King Mountain JV in which USBTC has a 50% membership interest alongside NextEra.
Hut 8 Corp.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131
Phone: (305) 224-6427
For additional information about New Hut, see “Information Relating to New Hut” and “Schedule “P” — Unaudited Pro Forma Combined Financial Statements” of this Circular.
Background to the Business Combination
On February 6, 2023, Hut 8, USBTC and New Hut entered into the Business Combination Agreement, which sets out the terms and conditions for implementing the Arrangement and the Business Combination. The Business Combination Agreement is the result of extensive arm’s length negotiations among representatives of Hut 8 and USBTC.
A summary of the material events leading to the negotiation of the Business Combination and the material meetings, negotiations and discussions between Hut 8 and USBTC and their respective advisors that preceded the execution of the Business Combination Agreement and public announcement of the Business Combination is included in this Circular under “Description of the Business Combination — Background to the Business Combination”.
Reasons for the Business Combination
The Business Combination is expected to create a strengthened player in the digital asset mining, hosting, managed infrastructure operations, high performance computing infrastructure space with strong financial and operating metrics. New Hut will be led by a combined board of directors and management team of Bitcoin miners, energy experts, and business leaders, bringing together the powerful cultures, strengths, and capabilities of both Hut 8 and USBTC.
Key strategic advantages of the Business Combination include:
A strengthened financial position and flexibility
New Hut expects that its combined balance sheet will provide it with greater financial stability, enhance its ability to navigate market cycles and allow it to grow and invest in new opportunities. New Hut anticipates being included in new stock indexes and having improved access to capital in response to its increased scale and new U.S. headquarters.
New Hut expects to benefit from a combined installed self-mining capacity of 7.5 EH/s and 253 MW of total energy available at six sites with current self-mining operations: Medicine Hat, Alberta; Drumheller, Alberta; Niagara Falls, New York; Kearney, Nebraska, Granbury, Texas; and King Mountain, Texas. The 1.7 EH/s installed self-mining production at the King Mountain, Texas site is owned by the King Mountain JV in which USBTC has a 50% membership interest alongside NextEra.
An accelerated diversification strategy for New Hut
New Hut is expected to have an enhanced revenue profile from distinct business lines, including from hardware equipment sales to customers, and the MicroBT-certified repair center business serving customers across North America and Northern Europe. New Hut is expected to generate monthly recurring revenue from hosting services denominated in fiat from existing long-term clients and managed infrastructure operations for Bitcoin mining sites looking to maximize the potential of their facilities.
Maintaining commitment to advancing the high performance computing traditional data center business
New Hut will be committed to the continued advancement of the high performance computing business, which will continue to be a key focus of New Hut’s diversified strategy and is expected to generate monthly recurring revenue from approximately 330 North American customers.
An enhanced and trusted senior leadership team and board of directors with a track record of value creation
The New Hut executive team will lead a team of approximately 210 members focussed on executing Hut 8’s strategy of growing long-term sustainable operations.

A growing pipeline of opportunities
New Hut is expected to benefit from a strong pipeline of growth opportunities at existing, greenfield and brownfield sites.
Enhancing New Hut’s position in one of the world’s high-potential Bitcoin mining regions
The Business Combination will result in New Hut becoming a Bitcoin mining entity with expanded operating capacity at high-quality sites in Alberta, Canada, and Texas, Nebraska, and New York in the United States.
Advancing commitment to driving improvements across all ESG metrics
The Business Combination will diversify New Hut’s overall energy mix to include wind, hydro and nuclear sources, reflecting the Hut 8 and USBTC management teams’ commitment and focus on ESG goals.
Improving New Hut’s energy expertise and hedging capabilities
The USBTC team will bring significant experience in energy origination, development, demand response, hedging, grid stabilization and analytics to New Hut, which will enhance New Hut’s ability to manage energy usage and mitigate fluctuating prices across markets.
To review Hut’s reasons for the Business Combination in greater detail, see “Description of the Business Combination — Hut 8’s Reasons for the Business Combination”.
Recommendations of the Board
At a meeting held on February 6, 2023, the Board unanimously determined that (i) the Business Combination was consistent with and in furtherance of the long-term business strategy of Hut 8 and in the best interests of Hut 8, and (ii) consummation of the Business Combination on the terms and conditions substantially as set forth in the Business Combination Agreement were advisable and in the best interests of Hut 8. In evaluating and ultimately approving the transactions contemplated by the Business Combination Agreement, the Board engaged in numerous discussions, including with Hut 8’s management and its financial and legal advisors, held meetings, received materials for review and consideration and considered a variety of alternatives available to the company.
The Board unanimously recommends that the Hut 8 Shareholders vote IN FAVOUR of the Hut 8 Resolutions.
For additional information, please read the section titled “Description of the Business Combination — Hut 8’s Reasons for the Business Combination”.
Fairness Opinion of Stifel GMP
Hut 8 retained Stifel GMP to act as its financial advisor in connection with the Business Combination. On February 6, 2023, Stifel GMP rendered its opinion to the Board to the effect that, as of that date and based on and subject to the matters described in Stifel GMP’s opinion, the USBTC Exchange Ratio in connection with the Business Combination (in accordance with the terms of the Business Combination Agreement, dated as of February 6, 2023) was fair, from a financial point of view, to Hut 8.
Stifel GMP is a full service brokerage and investment banking firm. Stifel GMP assessed the USBTC Exchange Ratio using publicly available and other information provided by Hut 8, such as financial information including financial performance and operating data of Hut 8 and USBTC. In addition, Stifel GMP engaged in discussions with management of Hut 8 with respect to past and current operations and financial condition and prospects of Hut 8 and USBTC and the strategic rationale for, and the potential benefits of, the Business Combination.
The full text of Stifel GMP’s written opinion, which is included as “Schedule “K” — Stifel GMP Fairness Opinion” of this Circular, describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Stifel GMP. The summary of the Stifel GMP Opinion set forth in this Circular is qualified in its entirety by reference to the full text of its written opinion. The opinion was furnished for the benefit of the Board (solely in its capacity as such) in connection with the Board’s consideration of the proposed Business Combination, and is not intended to, and does not, confer any rights or remedies upon any other Person, and is not intended to be used, and may not be used, by any other Person or for any other purpose, without Stifel GMP’s express consent. The holders of Hut 8 Shares are urged to read the Stifel GMP Opinion carefully and in its entirety. Neither Stifel GMP’s opinion nor the summary of its opinion and the related analyses set forth in this Circular is intended to be or constitutes a recommendation to any Hut 8 Shareholder as to how such holder should act with respect to the proposed Business Combination.
For additional information, see “Description of the Business Combination — Fairness Opinion of Stifel GMP”.
Fairness Opinion of Kroll, LLC
On February 6, 2023, Kroll, operating through its Duff & Phelps Opinions Practice, rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, subject to the assumptions, qualifications, limitations and other matters considered by Kroll in connection with the preparation of its opinion, as of such date, the USBTC Exchange Ratio in the proposed Business Combination was fair, from a financial point of view, to Hut 8.

The full text of Kroll’s opinion, which is included as “Schedule “L” — Kroll, LLC Fairness Opinion” of this Circular, describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Kroll. The summary of Kroll’s opinion in this Circular is qualified in its entirety by reference to the full text of the opinion. The opinion was furnished for the benefit of the Board (solely in its capacity as such) in connection with the Board’s consideration of the proposed Business Combination, and is not intended to, and does not, confer any rights or remedies upon any other Person, and is not intended to be used, and may not be used, by any other Person or for any other purpose, without Kroll’s express consent. Neither Kroll’s opinion nor the summary of its opinion and the related analyses set forth in this Circular is intended to be or constitutes a recommendation to any Hut 8 Shareholder as to how such holder should act with respect to the proposed Business Combination.
For additional information, see “Description of the Business Combination — Fairness Opinion of Kroll, LLC”.
Interests of Directors and Management in the Arrangement
Certain of Hut 8’s directors and executive officers may have interests in the Business Combination that may be different from, or in addition to, the interests of the Hut 8 Shareholders generally. The Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation of, the Business Combination and in approving the Business Combination Agreement. These interests include, among other things, rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the Business Combination.
Hut 8 has considered whether these interests may constitute a “collateral benefit” for purposes of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), such that the Business Combination would therefore constitute a “business combination” under MI 61-101. Hut 8 has determined that none of these interests are a “collateral benefit” for the purposes of MI 61-101 as, among other things, each Hut 8 recipient thereof beneficially owns, or exercises control or direction over, less than 1% of Hut 8’s outstanding equity securities and the full particulars of the entitlements have been disclosed herein. Hut 8 has also determined that no related party of Hut 8 is entitled to consideration for its Hut 8 Shares that is not identical in amount and form to the entitlement of the Hut 8 Shareholders generally. Accordingly, the Business Combination is not considered to be a “business combination” (as such term is defined in MI 61-101) in respect of Hut 8, and as a result, no “minority approval” is required for the Hut 8 Resolutions. In addition, since the Business Combination does not constitute a “business combination” under MI 61-101, no formal valuation of Hut 8 is required for the Business Combination under MI 61-101.
For additional information, see “Description of the Business Combination — Interests of Hut 8’s Directors and Management in the Business Combination”.
Court Approval
On August 11, 2023, the Court granted the Interim Order ratifying and confirming the calling of the Meeting and confirming certain procedural matters in respect of the Meeting, and other matters. A copy of the Interim Order is attached as “Schedule “F” — Interim Order” to this Circular.
An arrangement under the BCBCA requires Court approval. Subject to the terms of the Business Combination Agreement, and upon obtaining the Hut 8 Shareholder Approval in the manner required by the Interim Order, Hut 8 will apply to the Court for the Final Order. The application for the Final Order approving the Arrangement is scheduled for September 15, 2023 at 9:45 a.m. (Pacific Time), or as soon after that date as is practicable. At the Final Order hearing, any Hut 8 Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Hut 8 a notice of appearance in accordance with the terms of the Interim Order. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those Persons having previously served a notice of appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. Such Persons should consult their legal advisors as to the necessary requirements. See “Schedule “G” — Notice of Hearing of Final Order”.
The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement to the parties affected, including the Hut 8 Shareholders and holders of Hut 8 Options, Hut 8 RSUs, Hut 8 DSUs, Hut 8 Warrants and other stakeholders as the Court determines appropriate, both from a substantive and a procedural point of view. The Court may approve the Arrangement as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.
For additional information, see “Description of the Business Combination — Court Approval”.
Letter of Transmittal
A Letter of Transmittal has been mailed, together with this Circular, to each Person who was a registered holder of Hut 8 Shares on the Record Date. Each registered Hut 8 Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying certificate(s) and/or DRS advice(s) representing Hut 8 Shares, if any, and all other required documents, in order to receive the New Hut Shares to which such Hut 8 Shareholder is entitled under the Arrangement. It is recommended that the Hut 8 Shareholders complete, sign and return the Letter of Transmittal with accompanying certificate(s) and/or DRS advice(s) representing their Hut 8 Shares, if any, to the Depositary as soon as possible. Registered Hut 8 Shareholders that hold their Hut 8 Shares in book-entry or other uncertificated form may deliver their Hut 8 Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal.

Any Letter of Transmittal, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Hut 8 Shareholder, except that all Letters of Transmittal will be automatically revoked if the Depositary is notified in writing by Hut 8 and USBTC that the Business Combination Agreement has been terminated. If a Letter of Transmittal is automatically revoked, the certificate(s) and/or DRS advice(s) representing the Hut 8 Shares, if any, received with the Letter of Transmittal will be promptly returned to the registered Hut 8 Shareholder submitting the same to the address specified in the Letter of Transmittal. See “Description of the Business Combination — Letter of Transmittal”.
Regulatory Matters
The Parties are required to execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental entity, whether federal, state, local or foreign, that may be reasonably required, or that Hut 8 or USBTC may reasonably request, in connection with the Business Combination.
Specifically, Hut 8 and USBTC are required to make all applicable filings under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in connection with the Business Combination by February 16, 2023, and it is a condition to the consummation of the Business Combination that neither the Antitrust Division of the United States Department of Justice nor the United States Federal Trade Commission shall object to the consummation of the Business Combination. Hut 8 and USBTC filed the required notifications with the Antitrust Division and the United States Federal Trade Commission on February 8, 2023, and the waiting period expired on March 10, 2023. The expiration of the waiting period means the Parties have satisfied the regulatory requirements under the HSR Act.
The Competition Act (Canada) (“Competition Act”) requires that certain classes of transactions be notified to the Canadian Commissioner of Competition (the “Commissioner”) (“Notifiable Transactions”). The Business Combination constitutes a Notifiable Transaction. Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that the Commissioner has not notified the parties that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). If there is a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that the Commissioner does not, at such time, intend to challenge the transaction. Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or a “no-action” letter, which may be issued by the Commissioner in respect of a proposed transaction if the Commissioner is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction. The Parties applied to the Commissioner for an ARC or a “no-action” letter and a waiver under paragraph 113(c) of the Competition Act on February 13, 2023. On March 8, 2023, the Commissioner issued a “no-action” letter to Hut 8 in respect of the Business Combination. Receipt of the “no-action” letter constitutes Competition Act Approval under the Business Combination Agreement.
It is a mutual condition to the completion of the Business Combination that Nasdaq and the TSX will have conditionally approved or authorized the listing of the New Hut Shares to be issued pursuant to the Business Combination, subject only to customary listing conditions. The Parties have applied to list the New Hut Shares to be issued in connection with the Business Combination on Nasdaq and the TSX.
Neither Hut 8 nor USBTC can provide assurance that any such regulatory approvals will not result in the delay or abandonment of the Business Combination. For additional information, see “Description of the Business Combination — Regulatory Matters”.
Registration Statement
New Hut has filed with the United States Securities and Exchange Commission the Registration Statement, as amended, under the U.S. Securities Act, which, when deemed effective will register the New Hut Shares to be issued to the USBTC Stockholders in connection with the Merger.
Stock Exchange Listing
New Hut expects to obtain approval to list the New Hut Shares to be issued pursuant to the Business Combination Agreement on Nasdaq and the TSX, which approvals are conditions to the Closing. Accordingly, the Parties have submitted an application to Nasdaq and to the TSX to have the New Hut Shares to be issued pursuant to the Business Combination approved for listing on Nasdaq and the TSX, respectively, under the symbol “HUT”. See “Description of the Business Combination —  Stock Exchange Listing”.
Treatment of Hut 8 Shares, Equity-Based Awards and Hut 8 Warrants
Under the Plan of Arrangement, each Hut 8 Share (other than any Dissent Shares) outstanding immediately prior to the Arrangement Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to New Hut, and in exchange thereof such holder shall be entitled to receive from New Hut for each such transferred Hut 8 Share that number of fully-paid and non-assessable New Hut Shares equal to the Hut 8 Exchange Ratio, being 0.2000 of a New Hut Share for each Hut 8 Share, all in accordance with the Plan of Arrangement. Upon such transfer and exchange becoming effective, the former holder of Hut 8 Shares will cease to be the holder thereof and shall only have the right to receive the New Hut Shares that such holder is entitled to receive pursuant to the Arrangement. The former holders of such exchanged Hut 8 Shares shall be removed from Hut 8’s central securities register and New Hut will be the legal and beneficial owner of such transferred Hut 8 Shares.

In accordance with the Business Combination Agreement, pursuant to the Arrangement each Hut 8 Option outstanding immediately prior to the Arrangement Effective Time shall automatically be exchanged for a Hut 8 Replacement Option entitling the holder to purchase that number of New Hut Shares equal to the product obtained when the number of Hut 8 Shares subject to such Hut 8 Option immediately prior to the effective time of the Arrangement is multiplied by the Hut 8 Exchange Ratio (rounded down to the nearest whole share), at an exercise price per New Hut Share equal to the quotient obtained when the exercise price per Hut 8 Share, as of immediately prior to the effective time of the Arrangement, under the applicable exchanged Hut 8 Option is divided by the Hut 8 Exchange Ratio (rounded up to the nearest whole cent).
In accordance with the Business Combination Agreement, pursuant to the Arrangement the terms of each Hut 8 RSU outstanding immediately prior to the Arrangement Effective Time will be adjusted so that upon settlement the holder of a Hut 8 RSU shall be entitled to receive either (i) a cash payment equal to the product obtained when the market value of a New Hut Share is multiplied by the Hut 8 Exchange Ratio, (ii) that number of New Hut Shares equal to the Hut 8 Exchange Ratio or (iii) a combination of cash and New Hut Shares.
In accordance with the Business Combination Agreement, pursuant to the Arrangement the terms of each Hut 8 DSU outstanding immediately prior to the Arrangement Effective Time will be adjusted so that upon settlement the holder of a Hut 8 DSU shall be entitled to receive either (i) a cash payment equal to the product obtained when the market value of a New Hut Share is multiplied by the Hut 8 Exchange Ratio, (ii) that number of New Hut Shares equal to the Hut 8 Exchange Ratio or (iii) a combination of cash and New Hut Shares.
In accordance with the Business Combination Agreement, pursuant to the Arrangement each holder of a Hut 8 Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Hut 8 Warrant, in lieu of the Hut 8 Shares to which such holder was theretofore entitled upon such exercise, that number of New Hut Shares equal to the product obtained when the number of Hut common shares subject to such Hut 8 Warrant immediately prior to the Arrangement Effective Time is multiplied by the Hut 8 Exchange Ratio, at an exercise price for each New Hut Share equal to the quotient obtained when the exercise price per Hut 8 Share under such Hut 8 Warrant is divided by the Hut 8 Exchange Ratio (provided that (A) no fractional New Hut Shares will be issued upon any particular exercise of Hut 8 Warrants, and the aggregate number of New Hut Shares to be issued upon exercise by a holder of one or more Hut 8 Warrants shall be rounded down to the nearest whole number, and (B) the aggregate exercise price payable on any particular exercise of Hut 8 Warrants shall be rounded up to the nearest whole cent).
No fractional New Hut Shares will be delivered to the Hut 8 Shareholders pursuant to the Arrangement, and the aggregate number of New Hut Shares a Hut 8 Shareholder is entitled to receive pursuant to the Arrangement will be rounded down to the nearest whole number of New Hut Shares. See “The Business Combination Agreement — Treatment of Hut 8 Securities; Plan of Arrangement” for additional information.
The Business Combination Agreement
The terms and conditions of the Business Combination described below are contained in the Business Combination Agreement, which is attached to this Circular as “Schedule “A” — Business Combination Agreement” and is incorporated by reference herein in its entirety. You are encouraged to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination.
If the Arrangement Resolution is passed and all other conditions to closing of the Business Combination are satisfied, then pursuant to the Arrangement (i) Hut 8 and its wholly-owned subsidiary Hut 8 Holdings Inc. will be amalgamated by way of a short-form vertical amalgamation, with the amalgamated corporation having the same capital as the capital of Hut 8 immediately prior to the Amalgamation, and (ii) following the Amalgamation, the Hut 8 Shares (other than any Dissent Shares) will be exchanged for New Hut Shares based on the Hut 8 Exchange Ratio. Following the completion of the Arrangement, pursuant to the Merger, Merger Subco will be merged with and into USBTC, with USBTC surviving the Merger as a subsidiary of New Hut. Pursuant to the Merger, holders of USBTC capital stock will receive New Hut Shares based on the USBTC Exchange Ratio. As a result of the Business Combination, among other things, New Hut will become the ultimate parent of Hut 8, USBTC, and their respective subsidiaries. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT”, subject to the approval of both exchanges. Consequently, following the consummation of the Business Combination, New Hut stockholders are expected to be able to trade their New Hut Shares on either exchange.
For more information, see “The Business Combination Agreement”.
Termination
The Business Combination Agreement may be terminated in certain circumstances, including the following (among others):
•
by the mutual written agreement of Hut 8 and USBTC;

•
subject to certain limitations, by either Hut 8 or USBTC if the Business Combination is not consummated by September 30, 2023;

•
by either Hut 8 or USBTC following a failure to obtain shareholder consent or stockholder approval, as applicable;

•
subject to certain limitations, by either Hut 8 or USBTC upon breach of certain representations, warranties, covenants, agreements, or other obligations of the Parties contained in the Business Combination Agreement;

•
subject to certain limitations, by either Hut 8 or USBTC upon the occurrence of a Material Adverse Effect; and

•
by Hut 8 if the Board authorizes Hut 8 to enter into a written agreement with respect to a superior proposal as defined in the Business Combination Agreement, subject to certain limitations.

For additional information, see “The Business Combination Agreement — Termination”.

Except as otherwise provided in the Business Combination Agreement, New Hut is required to pay all costs and expenses incurred by Hut 8 and USBTC in connection with the Business Combination. If the Business Combination Agreement is terminated under certain circumstances and conditions, Hut 8 and USBTC, as applicable, may be required to pay the other party an expense reimbursement payment for reasonable documented expenses incurred in connection with the Business Combination in an amount not to exceed C$500,000 or C$2,000,000, respectively, depending on the circumstances of termination.
If the Business Combination Agreement is terminated under certain circumstances and conditions, Hut 8 may be required to pay USBTC a termination fee of US$10,000,000.
For additional information, see “The Business Combination Agreement — Termination Fee Payable by Hut 8” and “The Business Combination Agreement — Fees and Expenses”.
Procedure for the Arrangement to Become Effective
The Arrangement will be implemented by way of a Court-approved plan of arrangement under the BCBCA pursuant to the terms of the Plan of Arrangement. The following procedural steps must be taken in order for the Arrangement to become effective:
•
the Arrangement must be approved by the Hut 8 Shareholders in the manner set forth in the Interim Order;

•
the Court must grant the Final Order approving the Arrangement; and

•
all other conditions precedent to the Arrangement set out in the Business Combination Agreement, including the regulatory approvals, must have been satisfied or waived by the appropriate party.

For additional information, see “The Business Combination Agreement — The Arrangement”.
Effect of the Arrangement
If the Arrangement Resolution is passed and all other conditions to the consummation of the Arrangement are satisfied or waived and the Arrangement is completed, among other things, (i) Hut 8 and its wholly-owned subsidiary Hut 8 Holdings Inc. will be amalgamated by way of a short-form vertical amalgamation, with the amalgamated corporation Amalco having the same capital as the capital of Hut 8 immediately prior to the Amalgamation, and (ii) following the Amalgamation, the Hut 8 Shares (other than any Dissent Shares) will be exchanged for New Hut Shares based on the Hut 8 Exchange Ratio, which will effectively result in a consolidation of Hut 8 Shares on a five-to-one (5:1) basis. For additional information, see “The Business Combination Agreement — The Arrangement”.
Board of Directors of New Hut
The Board of Directors of New Hut will consist of 10 directors, comprised of 5 directors from Hut 8 and 5 directors from USBTC. The key senior management team and directors will include: (i) Bill Tai as Chair of the Board, (ii) Jaime Leverton as Chief Executive Officer, (iii) Asher Genoot as President, (iv) Michael Ho as Chief Strategy Officer, and (v) Shenif Visram as Chief Financial Officer.
For additional information, see “Schedule “J” — Information Relating to New Hut — Structure of Board” in this Circular.
Support and Voting Agreements
Hut 8 Support Agreements
In connection with Hut 8’s entry into the Business Combination Agreement, each member of the Board and each senior officer of Hut (the “Hut 8 Supporting Shareholders”) who holds Hut 8 Shares entered into a voting and support agreement (the “Hut 8 Support Agreements”) with USBTC to, among other things, (i) vote their Hut 8 Shares in favor of the Arrangement Resolution, and (ii) not, without having first obtained the prior written consent of USBTC, directly or indirectly, sell, transfer, grant a security interest in or otherwise dispose of any right or interest in their Hut 8 Shares, all in accordance with the terms of the Hut 8 Support Agreements as further described in this Circular.
For additional information, see “The Business Combination Agreement — The Support Agreements — Hut 8 Support Agreements”.
USBTC Stockholder Support Agreement
In connection with USBTC’s entry into the Business Combination Agreement, USBTC directors, executive officers and Jordan Levy and Mario Germano Giuliani (“Germano”), two existing USBTC Stockholders (along with all other stockholders that they beneficially control, which includes JHS Bitcoin Mining LLC and MGG Strategic SICAF SIF) who collectively owned, as of July 10, 2023, approximately 41.4% of the outstanding voting securities of USBTC (the “USBTC Supporting Stockholders”) have entered into a stockholder support agreement (the “USBTC Stockholder Support Agreement”) with USBTC and Hut 8, pursuant to which each USBTC Supporting Stockholder agreed to, among other things, following the effectiveness of the Registration Statement, vote at any meeting of the USBTC Stockholders, and execute any action by written consent of the USBTC Stockholders, all of such USBTC Stockholder’s USBTC securities beneficially owned by such USBTC Stockholder at such time in favor of the approval of the Business Combination Agreement as the plan of merger for the Merger and all other transactions contemplated by the Business Combination Agreement.
For additional information, see “The Business Combination Agreement — The Support Agreements — USBTC Stockholder Support Agreement”.

Hut 8 Shareholder Approval
The Arrangement Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast by the Hut 8 Shareholders present in person or represented by proxy at the Meeting, and the New Hut Resolution and Incentive Plan Resolution must be approved by a simple majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy at the Meeting (collectively, the “Hut 8 Shareholder Approval”).
The Hut 8 Resolutions must receive the applicable Hut 8 Shareholder Approval in order for Hut 8 to consummate the Business Combination.
For additional information, please read the section titled “Description of the Business Combination — Shareholder Approvals”.
USBTC Stockholder Approval
Pursuant to USBTC’s fourth amended and restated articles of incorporation (the “USBTC Articles”), the Merger must be approved by at least (i) a majority of the voting power of the outstanding USBTC capital stock, voting together as a single class on an as-converted basis, as applicable, and (ii) separately, the holders of a majority of the outstanding shares of the Series A preferred stock (voting together as a single and separate class on an as-converted basis) including the affirmative vote of JHS Bitcoin Mining LLC.
Following the effectiveness of the Registration Statement, USBTC intends to solicit the USBTC Stockholder Approval by way of a written consent of the USBTC Stockholders.
USBTC cannot provide assurance that the USBTC Stockholder Approval will be obtained or will not result in the delay or abandonment of the Business Combination.
For additional information, please read the section titled “Description of the Business Combination — Shareholder Approvals”.
Dissenting Shareholder Rights
Registered holders of Hut 8 Shares may exercise Dissent Rights in connection with the Arrangement under Section 238 of the BCBCA (each a “Dissenting Shareholder”), as modified by the Interim Order and the Plan of Arrangement, provided that the written objection to the Arrangement Resolution must be provided not later than 4:00 p.m. Toronto time two Business Days immediately preceding the date of the Meeting.
Neither Hut 8 nor New Hut nor any other Person will be required to recognize a Person exercising Dissent Rights after the Arrangement Effective Time. Each Dissenting Shareholder will cease to be entitled to the rights of a Hut 8 Shareholder in respect of Hut 8 Shares in relation to which such Dissenting Shareholder has exercised its Dissent Rights.
Failure to strictly comply with the requirements with respect to the Dissent Rights set forth in the BCBCA, the Plan of Arrangement and the Interim Order will result in the loss of any right to dissent. Anyone who is a beneficial owner of Hut 8 Shares registered in the name of an intermediary and who wishes to dissent should be aware that only registered Hut 8 Shareholders are entitled to exercise Dissent Rights.
None of the following are entitled to exercise Dissent Rights: (i) holders of Hut 8 Options, (ii) holders of Hut 8 RSUs, (iii) holders of Hut 8 DSUs, (iv) holders of Hut 8 Warrants, (v) holders of Hut 8 Shares who vote, or have instructed a proxyholder to vote, in favor of the Arrangement Resolution, and (vi) Persons who have not strictly complied with the procedures for exercising Dissent Rights or Persons who have withdrawn their exercise of Dissent Rights prior to the Arrangement Effective Time.
For additional information, see “Description of the Business Combination — Dissent Rights”, “The Business Combination Agreement — Dissenting Shares” and “Dissenting Shareholder Rights”.
No Fractional Shares
No fractional New Hut Shares shall be delivered to the Hut 8 Shareholders pursuant to the Arrangement or to the USBTC Stockholders pursuant to the Merger. The aggregate number of New Hut Shares a Hut 8 Shareholder or a USBTC Stockholder is entitled to receive will be rounded down to the nearest whole number of New Hut Shares.
For additional information, see “The Business Combination Agreement — Treatment of Hut 8 Securities; Plan of Arrangement”.
Risk Factors
In evaluating the Business Combination Agreement and the Business Combination, you should carefully read this Circular and the documents incorporated herein by reference. In particular, you should consider the factors discussed in the section titled “Risk Factors”.
Certain Canadian Federal Income Tax Considerations
The Hut 8 Shareholders who are residents of Canada for purposes of the Tax Act will generally dispose of their Hut 8 Shares on a taxable basis under the Arrangement. The Hut 8 Shareholders who are not residents of Canada for purposes of the Tax Act and whose Hut 8 Shares are not “taxable Canadian property” for purposes of the Tax Act will generally not be subject to tax under the Tax Act on the exchange of their Hut 8 Shares for New Hut Shares under the Arrangement.

The Hut 8 Shareholders should carefully read the information in this Circular under “Certain Canadian Federal Income Tax Considerations” which qualifies the information set out above, and should consult their own tax advisors.
Certain U.S. Income Tax Considerations
New Hut, Hut 8 and USBTC each intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, be treated as an exchange by the Hut 8 Shareholders and the USBTC Stockholders, respectively, that qualifies under Section 351(a) of the Code.
As discussed in more detail under “Certain U.S. Federal Income Tax Considerations”, there is significant uncertainty as to whether the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code. The Arrangement and the Merger are not conditioned on the receipt of an opinion of counsel that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify for the Intended Tax Treatment, and there can be no assurance that such an opinion of counsel can or will be obtained. In addition, neither Hut 8 nor USBTC has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Arrangement and the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.
Assuming that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify for the Intended Tax Treatment, Hut 8 Shareholders that are U.S. persons for U.S. federal income tax purposes will generally not recognize gain or loss the Hut 8 Share Exchange, subject to the applicable for the passive foreign investment company rules. Hut 8 Shareholders should carefully read “Certain U.S. Federal Income Tax Considerations”. Such summary is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular Hut 8 Shareholder. The Hut 8 Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.
Accounting Treatment of the Business Combination
The Business Combination will be accounted for using the acquisition method in accordance with U.S. GAAP. USBTC has preliminarily been identified as the “acquirer” and as a result will obtain control over Hut 8 upon consummation of the Business Combination. Pursuant to the Business Combination, New Hut, which is currently a wholly-owned subsidiary of USBTC incorporated for the purpose of effecting the Business Combination, will issue New Hut Shares to the Hut 8 Shareholders and the USBTC Stockholders to acquire 100% of the share capital of both Hut 8 and USBTC. The Business Combination will be carried out by exchanging equity interests and there is no other consideration being exchanged. The determination of the accounting acquirer where equity interests are exchanged is sometimes unclear, and in the case of the Business Combination requires consideration of factors such as the relative voting rights of the Parties, existence of large minority interests, the composition of the governing body and senior management, terms of the exchange of the equity interests, relative sizes of the combining entities and other factors. The purchase consideration will be allocated to the fair value of the acquired assets and liabilities and will be based on management’s best estimate of the fair value based on currently available information. The actual amount allocated to certain identifiable assets could vary as the purchase price allocation is finalized. The preliminary assessment of the accounting acquirer is subject to evaluation and may be impacted by matters such as New Hut board rights related to tie-break votes, the relative fair values of USBTC and Hut 8 at Closing and other considerations set out in Accounting Standards Codification No. 805 (“ASC 805”). A change in the determination of the accounting acquirer would significantly impact the pro forma financial information included in this Circular as well as the actual accounting for the Business Combination at Closing. For additional information, see “Description of the Business Combination — Accounting Treatment of the Business Combination”.
Selected Historical Consolidated Financial Data of Hut 8
You should read the following summary historical financial data of Hut 8 together with Hut 8’s consolidated financial statements and the related notes and Hut 8’s management discussion and analysis for the year ended December 31, 2022, and Hut 8’s management discussion and analysis for the three months ended March 31, 2023, each incorporated by reference in this Circular. The summary consolidated statements of operations and comprehensive income (loss) information for the years ended December 31, 2022 and 2021 and the summary consolidated statements of financial position information as of December 31, 2022 have been derived from Hut 8’s audited consolidated financial statements and related notes incorporated by reference in this Circular. The summary consolidated interim financial statements of operations and comprehensive income (loss) information for the three months ended March 31, 2023 and 2022 and the summary consolidated interim statements of financial position as of March 31, 2023 have been derived from Hut 8’s unaudited consolidated interim financial statements for the three months ended March 31, 2023 and 2022. Hut 8’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and are presented in Canadian dollars. Hut 8’s historical results are not necessarily indicative of the results it expects in the future, and its results for any interim period are not necessarily indicative of results that may be expected for any full year. See “Schedule “H” — Information Relating to Hut 8 — Documents Incorporated by Reference”.

(in thousands of Canadian dollars, except share numbers) Consolidated Statements of Operations and Comprehensive Income	Three Months Ended March 31		Year Ended December 31
	2023	2022	2022	2021
Revenue	$19,021	$53,333	$150,682	$173,774
Cost of revenue	(25,228)	(36,878)	(175,649)	(84,976)
Gross (loss) profit	(6,207)	16,455	(24,967)	88,798
General and administrative expenses	(24,346)	(11,534)	(49,821)	(40,265)
Gain on disposition of digital assets	4,955	—	—	182
Impairment of mining infrastructure and servers	—	—	(113,876)	—
Operating (loss) income	(25,598)	4,921	(188,664)	48,715
Foreign exchange gain (loss)	(7)	(711)	(1,276)	(3,143)
Net finance (expense) income	(1,432)	(1,292)	(6,670)	1,498
Amortization	(177)	(229)	(648)	—
Gain (loss) on revaluation of warrants liability	(127)	54,140	98,810	(114,161)
Net (loss) income before tax and revaluation on digital assets	(27,341)	56,829	(98,448)	(67,091)
Gain (loss) on revaluation of digital asset	134,772	—	(134,772)	—
Deferred income tax (expense) recovery	1,072	(1,121)	(9,593)	(5,620)
Net (loss) income	$108,503	$55,708	$(242,813)	$(72,711)
Other comprehensive (loss) income
Revaluation (loss) gain on digital assets, net of tax	7,705	(4,949)	(103,540)	57,859
Totals comprehensive (loss) income	$116,208	$50,759	$(346,353)	$(14,852)
Net income per common share
Basic	$0.49	$0.33	$(1.29)	$(0.54)
Diluted	$0.47	$0.31	$(1.29)	$(0.54)
(in thousands of Canadian dollars) Consolidated Statements of Financial Position	As at March 31, 2023	As at December 31, 2022
Cash	$15,904	$30,515
Digital assets	352,436	203,627
Total assets	541,453	412,937
Total liabilities	70,811	61,547
Total shareholder’s equity	$470,642	$351,390
Selected Historical Consolidated Financial Data of USBTC
You should read the following summary historical financial data of USBTC together with USBTC’s consolidated financial statements and the related notes incorporated by reference in this Circular and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of USBTC” incorporated by reference in this Circular (see “Schedule “I” — Information Relating to USBTC– Documents Incorporated by Reference”.) USBTC has derived the consolidated statement of operations data for the year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021 from USBTC’s audited consolidated financial statements for the year ended June 30, 2022 incorporated by reference in this Circular. The consolidated statement of operations data for the nine months ended March 31, 2023 and 2022 (restated) and the consolidated balance sheet data as of March 31, 2023 have been derived from USBTC’s unaudited condensed consolidated financial statements for the nine months ended March 31, 2023 incorporated by reference in this Circular. USBTC’s unaudited interim condensed consolidated financial statements were prepared on the same basis as its audited consolidated financial statements and, in USBTC’s opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary to present fairly in all material respects its financial position and results of operations for such periods in accordance with United States generally accepted accounting principles (“U.S. GAAP”). USBTC’s historical results are not necessarily indicative of the results that may be expected in the future, and its results for any interim period are not necessarily indicative of results that may be expected for any full year. See “Schedule “I” — Information Relating to USBTC — Documents Incorporated by Reference”.

Consolidated Statement of Operations Data:
(in thousands of US dollars) Consolidated Statement of Operations Data:	Nine Months Ended March 31		Year Ended June 30 2022	December 4, 2020 through June 30 2021
	2023	2022 (restated)(2)
Revenue:
Revenue, net – cryptocurrency mining	$33,389	$47,147	$68,164	$4,272
Mining equipment sales	3,635	—	—	—
Management fees	4,453	—	—	—
Cost reimbursements	3,674	—	—	—
Hosting services	16,480	58	5,566	—
Total revenue	61,631	47,205	73,730	4,272
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)
Services	29,886	13,504	25,783	1,464
Mining Equipment	3,112	—	—	—
Depreciation and amortization	14,715	5,458	11,591	391
General and administrative	20,704	21,671	31,325	12,144
Impairment of cryptocurrency	2,835	12,019	30,301	1,254
Realized (gain) on sale of cryptocurrency	(3,573)	—	(5,455)	—
Impairment of long-lived assets	63,574	—	—	—
Total costs and expenses	131,253	52,652	93,545	15,253
Operating loss	(69,622)	(5,447)	(19,815)	(10,981)
Other expense:
Interest expense	(22,278)	(3,401)	(6,919)	(200)
Equity in earnings (losses) of unconsolidated joint venture	2,774		—	—
Gain on debt extinguishment	23,683	—	—	—
Total other income (expense)	4,179	(3,401)	(6,919)	(200)
Loss before income tax benefit (provision)	(65,443)	(8,848)	(26,734)	(11,181)
Income tax benefit (provision)	1,519	2,332	(5,069)	2,097
Net loss	$(63,924)	$(6,516)	$(31,803)	$(9,084)
Basic and diluted net loss per share	$(1.51)	$(0.19)	$(0.91)	$(0.32)
Basic and diluted weighted average number of shares outstanding	42,281,945	34,394,667	34,863,338	27,959,039
Additional Financial Data
Adjusted EBITDA(1)	$23,530	$13,735	$7,240	$(94)

(1)
Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to USBTC’s most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, please read “Selected Historical Consolidated Financial Data of USBTC—Non-GAAP Financial Measure” below.

(2)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022, included elsewhere in this Circular.

Consolidated Balance Sheet Data: (in thousands of US dollars)	As of March 31, 2023
Cash and cash equivalents	$8,670
Cryptocurrency, net	1,004
Total assets	194,025
Long term debt	155,906
Total liabilities	165,279
Additional paid-in capital	35,054
Accumulated deficit	(104,811)
Total stockholders’ equity	28,746
Total capitalization	184,652

Non-GAAP Financial Measure
Adjusted EBITDA
USBTC relies on Adjusted EBITDA to evaluate its business, measure its performance, and make strategic decisions. Adjusted EBITDA is a non-GAAP financial measure. USBTC defines Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by USBTC’s share of depreciation and amortization embedded in the equity in earnings (losses) from USBTC’s unconsolidated joint venture, removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented (“Adjusted EBITDA”).
The USBTC board and management team use Adjusted EBITDA to assess its financial performance because it allows them to compare its operating performance on a consistent basis across periods by removing the effects of USBTC’s capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and amortization) and other items (such as one-time costs mentioned above) that impact the comparability of financial results from period to period. USBTC presents Adjusted EBITDA because it believes it provides useful information regarding the factors and trends affecting USBTC’s business in addition to measures calculated under U.S. GAAP. Adjusted EBITDA is not a financial measure presented in accordance with U.S. GAAP. USBTC believes that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing its financial performance and results of operations across reporting periods by excluding items it does not believe are indicative of its core operating performance. Net income (loss) is the U.S. GAAP measure most directly comparable to Adjusted EBITDA. USBTC’s non-GAAP financial measure should not be considered as an alternative to the most directly comparable U.S. GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons USBTC considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future USBTC may incur expenses that are the same as or similar to some of the adjustments in such presentation. USBTC’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of USBTC’s results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in USBTC’s industry, USBTC’s definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.
The following table presents a reconciliation of Adjusted EBITDA to the U.S. GAAP financial measure of net income (loss) for the period from December 4, 2020 (inception) through June 30, 2021, the fiscal year ended June 30, 2022 and for the six months ended December 31, 2022 and 2021.
	Nine Months Ended March 31		Year Ended June 30 2022	December 4, 2020 through June 30 2021
(in thousands of US dollars) Adjusted EBITDA:	2023	2022 (restated)(3)
Net loss	$(63,924)	$(6,516)	$(31,803)	$(9,084)
Interest	22,278	3,401	6,919	200
Income tax (benefit) provision	(1,519)	(2,332)	5,069	(2,097)
Depreciation and amortization	14,715	5,458	11,591	391
Share of unconsolidated joint venture depreciation and amortization	7,792	—	—	—
One-time costs(1)	—	6,288	6,288	—
Impairment of long-lived assets(2)	63,574	—	—	—
Gain on debt extinguishment	(23,683)	—	—	—
Stock-based compensation expense	4,297	7,435	9,176	10,496
Adjusted EBITDA	$23,530	$13,734	$7,240	$(94)

(1)
One-time costs represent cash payments of approximately $5.3 million for certain employees and advisors related to their personal income taxes on the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer (as defined below). For more information, see the section titled “Schedule “I” — Information Relating to USBTC — Risk Factors”.

(2)
During the nine-month period ended March 31, 2023, adverse changes in business climate, including decreases in the price of Bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the USBTC’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $63.6 million was recognized, decreasing the net carrying value of USBTC’s assets to their estimated fair value.

(3)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022 included elsewhere in this Circular.

Selected Historical Unaudited Pro Forma Condensed Combined Financial Data
The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting for business combinations under U.S. GAAP, with USBTC being the accounting acquirer. The following information should be read in conjunction with the respective audited consolidated financial statements of Hut 8 and USBTC for the year ended December 31, 2022 and June 30, 2022, respectively, including the respective notes thereto, the historical unaudited financial statements of Hut 8 for the six months ended June 30, 2021 and June 30, 2022, the unaudited financial statements of Hut 8 for the three months ended March 31, 2023, the historical unaudited financial statements of USBTC for the nine months ended March 31, 2023, the historical audited consolidated financial statements of the King Mountain JV for the period from November 24, 2021 (inception) through December 31, 2021 and the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022, which are either incorporated by reference into this Circular or referred to in this Circular.
The selected unaudited pro forma combined statement of comprehensive income for the nine months ended March 31, 2023 and for the year ended June 30, 2022 has been prepared to give effect to the Business Combination as if it occurred on July 1, 2021. The selected unaudited pro forma combined statement of financial position as at March 31, 2023 has been prepared to give effect to the Business Combination as if it had occurred on March 31, 2023.
The selected pro forma condensed combined financial data, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company and the accompanying notes appearing in “Schedule “P” — Unaudited Pro Forma Combined Financial Statements”. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what New Hut’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial data does not purport to project the future financial position or operating results of the combined company.
(thousands of US dollars) Unaudited Pro Forma Combined Statement of Operations	For the Nine Months Ended March 31, 2023	For the Year Ended June 30, 2022
Revenue	$116,535	$238,119
Operating income (loss)	(252,434)	(108,653)
Earnings/(loss) before income tax benefit	(250,755)	(132,069)
Net earnings/(loss)	(245,157)	(146,038)
Earnings/(loss) per common share – basic & diluted	(3.51)	(2.59)
(thousands of US dollars) Unaudited Pro Forma Combined Balance Sheet	As at March 31, 2023
Total assets	$1,068,538
Total liabilities	210,141
Net assets	858,397

DESCRIPTION OF THE BUSINESS COMBINATION
Background to the Business Combination
Each of the Board and the USBTC board of directors (the “USBTC Board”) and their respective senior management regularly review and discuss their company’s performance, business strategy and competitive position in the digital asset mining industry. In addition, such boards and senior management regularly review and evaluate various strategic alternatives, including acquisitions, dispositions, capital raising, and other strategic transactions, as part of ongoing efforts to strengthen their respective overall business and enhance shareholder value. In particular, the USBTC Board previously considered pursuing an initial public offering in the United States but determined not to proceed, primarily due to market conditions.
As part of this ongoing evaluation, each of the Board and USBTC Board, together with their senior management teams, have from time to time considered various strategic options to accelerate growth and drive value for shareholders, including the possibility of a strategic combination with other companies in the digital asset industry. A number of factors are considered, including the potential for industry consolidation, the highly competitive digital asset mining industry, the large number of existing and new competitors in the industry, and the significant scaling obstacles that are hindering widespread acceptance of digital assets as a means of payment.
In addition, in the course of each of Hut 8 and USBTC conducting their own strategic reviews and planning, representatives of Hut 8 and USBTC have, from time to time, discussed with various companies in the digital asset mining industry potential business combination transactions that might expand their respective businesses, improve their respective paths to scale, and enhance stockholder value.
On May 9, 2022, Stifel GMP prepared a presentation for Hut 8’s management that highlighted a number of potential acquisition and merger partners. Following the meeting, Hut 8 management continued to evaluate options.
Over the course of the summer in 2022, Jaime Leverton, Chief Executive Officer of Hut 8, and Stifel GMP continued to discuss various strategic alternatives for Hut 8, exploring organic growth and inorganic growth by reviewing the universe of various potential partners for a business combination transaction, as Hut 8 had received a number of queries indicating a preliminary high level of interest for a discussion between parties. Stifel GMP continued to evaluate potential options for the company.
Over the course of the summer in 2022, USBTC management undertook a comprehensive strategic planning process for the company. USBTC explored various models to scale the business, including greenfield site expansion, partnerships and joint ventures, and M&A. Michael Ho, co-founder and Chief Executive Officer of USBTC, and Asher Genoot, co-founder and President of USBTC, commenced exploratory conversations with industry peers.
On June 15, 2022, Mr. Ho, USBTC’s CEO, and Joel Block, USBTC’s CFO, had an introductory meeting with the CEO and CFO of another industry participant (“Company A”) to discuss the industry in which their respective companies operated. Each of the parties concluded that there may be future interest in a potential strategic transaction.
On July 18, 2022, Stifel GMP connected Ms. Leverton with Mr. Ho and Mr. Genoot, and the parties discussed the industry in which their respective companies operated. Each of the parties concluded that there was interest in a potential strategic transaction, and following the meeting the parties continued to have further discussions.
On August 13, 2022, Ms. Leverton received a request from a third-party industry participant (“Company B”) to discuss the potential benefits of a business combination between Hut 8 and Company B. Stifel GMP prepared initial views on the potential transaction to members of Hut 8’s management, which was shared with the Board.
On August 18, 2022, Stifel GMP prepared a presentation for Hut 8 in regard to a potential business combination with another industry participant (“Company C”). Hut 8 held preliminary discussions with Company C and such discussions did not progress, due to the fact Company C was determined not to be an attractive option by Hut 8 management.
During the balance of August 2022, Hut 8 explored potential joint venture initiatives with a third industry participant (“Company D”). During this period, Hut 8 management and representatives of Stifel GMP were in contact with Company D and exchanged additional documentation with Company D’s management and representatives. Discussions with Company D did not progress past a preliminary stage.
During August and September 2022, USBTC explored potential strategic transactions with another industry participant (“Company E”). Discussions with Company E did not progress past a preliminary stage.
On September 5, 2022, representatives of Stifel GMP delivered an updated presentation to Ms. Leverton, which presentation was shared with the Board, and provided a broad analysis of various potential partners for a potential acquisition or business combination.
On September 9, 2022 representatives of Stifel GMP verbally explored the idea of a potential business combination of USBTC and Hut 8 with USBTC management. USBTC management expressed interest and the parties continued to have further discussions.
On September 15, 2022, Mr. Ho and Mr. Block had a follow-up meeting with the CEO and CFO of Company A, and the parties discussed potential strategic transactions, including a partnership and a business combination transaction. Discussions with Company A did not progress past a preliminary stage.

On September 20, 2022, Hut 8 management and representatives of Stifel GMP delivered a presentation to the Board which identified Company B as a strategic fit to Hut 8’s existing and future operations. The Board supported continuing to pursue advanced discussions with respect to a potential business combination transaction with Company B.
On October 3, 2022, USBTC engaged NYDIG ABL LLC (“NYDIG”) via videoconference to discuss its current financial position and debt obligations with NYDIG and to propose a restructuring of its debt obligations with NYDIG. The parties continued to have further discussions in subsequent months to reach a resolution.
On October 6, 2022, USBTC engaged Anchorage Lending CA, LLC (“Anchorage”) via videoconference to discuss its current financial position and debt obligations with Anchorage and to propose a restructuring of its debt obligations with Anchorage. The parties continued to have further discussions in subsequent months to reach a resolution.
On October 6, 2022, Mr. Genoot and Mr. Block met in-person with the CEO of another industry participant (“Company F”) to discuss a potential strategic transaction. Discussions with Company F did not progress past a preliminary stage.
On October 18, 2022, USBTC was selected by an institutional investor focused on renewable energy assets to operate two digital asset mining sites in Kearney, Nebraska and Granbury, Texas formerly owned and operated by a third party industry participant. USBTC management recognized an opportunity to build a standalone business unit focused on managed infrastructure operations and formed the USMIO business upon being selected as the strategic operator of these sites. USBTC entered into these agreements following a formal request for proposal (RFP)-driven process in connection with the Chapter 11 bankruptcy filing of Compute North LLC (“Compute North”), through which the institutional investor became the owner of two digital asset mining sites.
On November 3, 2022, Hut 8 determined it was not going to come to an acceptable agreement with Company B, and instructed representatives of Stifel GMP to inform representatives of Company B of the decision and to suspend further discussions with Company B.
On November 4, 2022, USBTC entered into property management agreements at the Kearney, Nebraska and Granbury, Texas sites under two USBTC subsidiaries, formalizing USMIO as a revenue-generating business.
On November 15, 2022, USBTC won a bid to acquire from Compute North, via their Chapter 11 bankruptcy process, a 50% membership interest in a joint venture with one of the world’s largest renewable energy producers at the King Mountain, Texas digital asset mining site and assume a senior note in the amount of $96.8 million pursuant to the acquisition. The transaction closed on December 6, 2022 as noted below.
During November 2022, USBTC emerged to Hut 8 as a potential strategic partner after USBTC was selected to operate significant data center assets in Kearney, Nebraska and Granbury, Texas under its USMIO and shortly thereafter won a bid to acquire significant data center assets in King Mountain, Texas from a third party industry participant.
Over the course of several days in November 2022, representatives of Stifel GMP updated the previous presentations for Ms. Leverton, which alternatives were shared with the Board. Further discussions did not materialize with parties other than USBTC, as the potential transactions with these various parties were determined to not be suitable either from a strategic or financial perspective.
On November 10, 2022, a mutual non-disclosure agreement was signed between Hut 8 and USBTC to discuss a potential working relationship between the parties.
Between November 18, 2022 and November 20, 2022, Ms. Leverton, Mr. Ho, and representatives of Stifel GMP held a series of in-person meetings to explore and further discuss the benefits and considerations and mechanics of a potential business combination. During the meetings the individuals noted the potential strategic fit between Hut 8 and USBTC as a critical element of a successful integration, highlighting that the operational scale of USBTC and balance sheet of Hut 8 could achieve operational and capital efficiencies. During the meetings, the individuals noted that the businesses presented similar corporate cultures and a complementary geographic presence. The parties further discussed, at a high-level, certain contributions that each company could bring to a potential business combination. With preliminary financial input being provided by Stifel GMP to Hut 8, the parties agreed, subject to further financial diligence, to further consider and explore a potential business combination that could result in a possible merger of relative equals for the shareholders of Hut 8 and the stockholders of USBTC in a combined company. The parties also discussed certain management and governance matters recognizing the minimal overlap in management and the importance of the continued leadership of Bill Tai, Chairman of Hut 8, in any combined company.
On November 19, 2022, Ms. Leverton and Sue Ennis, Vice President of Corporate Development of Hut 8, met with Mr. Ho and the parties reaffirmed their interest in engaging in discussions regarding a strategic transaction.
On November 21, 2022, USBTC’s management and the USBTC Board convened for the company’s monthly board meeting. Mr. Ho and Mr. Genoot updated the USBTC Board on a potential business combination with Hut 8, and a discussion ensued regarding the merits of the potential transaction.
On November 23, 2022, representatives of Stifel GMP and representatives of Bennett Jones LLP, Canadian legal counsel to Hut 8 (“Bennett Jones”), and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to Hut 8 (“Skadden”), held a meeting via videoconference to discuss a potential business combination between Hut 8 and USBTC. The parties discussed a number of matters relating to a potential transaction, including valuation considerations, related tax and structuring considerations, and regulatory review.

On November 23, 2022, Mr. Ho, Mr. Genoot, and representatives of Stifel GMP held a meeting via videoconference during which Mr. Genoot reaffirmed interest in continuing to pursue a possible business combination involving a merger of relative equals, noting the relative contributions of each entity.
On November 23, 2022, Hut 8 and USBTC provided each other’s representatives access to a mutual electronic data room containing due diligence information for each company. This data room was updated regularly throughout the due diligence period.
On November 24, 2022, Ms. Leverton, Mr. Ho, and Mr. Genoot began the first of a series of standing meetings to discuss the status of effecting a proposed transaction.
On December 1, 2022, representatives of Stifel GMP and representatives of USBTC convened an update call via videoconference to discuss matters relating to the legal due diligence for a potential transaction, including the type of diligence materials that would be requested.
On December 5, 2022, Ms. Leverton, Mr. Ho, Mr. Genoot, and representatives from Stifel GMP held a meeting via videoconference to further discuss their interest in pursuing a potential transaction. The parties noted that initial results from their respective business, financial and legal due diligence investigations were positive and generally supported a business combination involving a possible merger of relative equals. At this meeting, representatives of USBTC indicated they would be pursuing financing for shipment of additional miners and raised the possibility of Hut 8 providing a bridge loan for such financing.
On December 6, 2022, USBTC closed its acquisition of a 50% membership interest in a joint venture and assumed a senior note in the amount of $96.8 million pursuant to the acquisition. For further details, see section titled “Schedule “I” — Information Relating to USBTC — Business Overview” of this Circular.
On December 15, 2022, representatives of Stifel GMP held a video conference call with the Board and discussed the mutual indications of interest between Hut 8 and USBTC and provided their initial views on a possible transaction involving the companies based on discussions and communications between the parties to date and other commercial considerations.
On December 20, 2022, Stifel GMP delivered an initial form of non-binding written letter of intent for a proposed strategic transaction between Hut 8 and USBTC (the “Letter of Intent”).
Between December 20, 2022 and December 30, 2022, representatives of Hut 8, USBTC, and Stifel GMP convened a series of meetings via video conference to discuss and negotiate the terms of the Letter of Intent.
On December 21, 2022, USBTC’s senior management and the USBTC Board convened for the USBTC’s monthly board meeting via videoconference. Mr. Ho and Mr. Genoot updated the USBTC Board on the status of the potential transaction.
On December 30, 2022, USBTC engaged Needham & Company, LLC (“Needham”) to act as its financial advisor.
On December 30, 2022, Hut 8 and USBTC signed the Letter of Intent setting out the major commercial terms of the transaction.
Starting on January 3, 2023, standing meetings were held via videoconference on a regular basis to generally discuss the progress of the proposed transaction. In addition to the attendees from senior management of each of Hut 8 and USBTC and representatives from Stifel GMP and Needham, representatives of Canadian and U.S. legal counsel to Hut 8 and USBTC attended the majority of these meetings.
During the balance of January 2023, representatives of Hut 8 and USBTC participated in various business and legal due diligence sessions, along with numerous in-person site visits across both companies’ various operating locations. Representatives of Hut 8 visited USBTC sites in New York, Texas, and Nebraska. Representatives of USBTC visited Hut 8 sites in Mississauga, Vaughan, North Bay, Medicine Hat, Drumheller, Kelowna, and Vancouver.
Between January 6, 2023 and January 8, 2023, representatives of Hut 8, USBTC, Bennett Jones LLP, Skadden, Greenberg Traurig, LLP, U.S. legal counsel to USBTC (“Greenberg”), Stikeman Elliott LLP, Canadian legal counsel to USBTC (“Stikeman”), Stifel GMP, and Needham held a series of meetings via videoconference to discuss tax matters relating to the transaction, including different structuring approaches and the tax implications of different types of consideration.
On January 9, 2023, Hut 8 signed an engagement letter with Stifel GMP to govern the relationship between the parties in respect of a potential transaction between Hut 8 and USBTC.
On January 12, 2023, Hut 8’s legal counsel delivered an initial draft of a Business Combination Agreement to USBTC’s legal counsel.
On January 16, 2023, representatives of Hut 8, USBTC, and their respective legal and financial advisors, held a meeting via videoconference to continue discussions regarding the terms of the transaction.
On January 17, 2023, USBTC’s legal counsel delivered a revised draft of a Business Combination Agreement to Hut 8’s legal counsel. Over the following days, legal counsel for Hut 8 and USBTC continued discussions of the Business Combination Agreement and the other transaction agreements.

On January 22, 2023, the USBTC Board, senior management of USBTC, and representatives of Needham held a meeting via videoconference to provide the USBTC Board with an update regarding Needham’s diligence on the potential synergies, competitive positioning, and pro forma financials of the combined company.
On January 23, 2023, the Board held a meeting via videoconference to discuss the status of the potential transaction.
On January 23, 2023, the USBTC Board and senior management of USBTC convened for the company’s monthly board meeting via videoconference. Mr. Ho and Mr. Genoot updated the USBTC Board on the status of the transaction.
On January 24, 2023, Hut 8 signed an engagement letter with Kroll to govern the relationship between the parties in respect of a potential transaction between Hut 8 and USBTC.
On January 28, 2023, the USBTC Board and senior management held a meeting via videoconference to discuss the status of the potential transaction.
On January 30, 2023, Ms. Leverton, the USBTC Board, and senior management of USBTC held a meeting via videoconference to introduce Ms. Leverton to the USBTC Board and to discuss the status of the potential transaction.
On February 3, 2023, USBTC entered into a Loan, Guaranty and Security Agreement with Anchorage in connection with a restructuring of its debt obligations with Anchorage. On the same day, USBTC entered into an Asset Purchase Agreement with NYDIG, pursuant to which USBTC transferred certain of its assets, including certain of its equipment, real estate, and contracts to NYDIG in full satisfaction of the master equipment financing debt owed by USBTC to NYDIG.
On February 4, 2023, representatives from Hut 8, USBTC, and their respective advisors held a meeting via videoconference to conduct a final discussion on the progress of the potential transaction and its documentation.
On February 6, 2023, the Board, senior management of Hut 8, representatives of Stifel GMP, Kroll, Bennett Jones, and Skadden held a meeting via videoconference to provide the Board with an update regarding the key terms of the potential transaction and to discuss various transactional matters. Legal counsel to Hut 8 also presented an overview on the current draft of the Business Combination Agreement and discussed the transaction agreement and other transaction issues. During this meeting, following a review of the process and methodologies considered by Stifel GMP in evaluating the financial terms of the Business Combination, the Hut Board received oral opinions from Stifel GMP and Kroll that, as of the date of such opinions and subject to the scope of review, assumptions and limitations contained therein, the USBTC Exchange Ratio was fair, from a financial point of view, to Hut 8. Following discussion and consideration of the alternatives available to Hut 8, the Board determined that the transaction with USBTC was in the best interest of Hut 8 as well as Hut 8’s shareholders and approved the Business Combination Agreement and Hut 8’s entry into the agreements related to the transaction.
On February 6, 2023, the USBTC Board held a meeting to consider the proposed transaction, which was attended by members of USBTC senior management, and representatives of Needham, Greenberg, and Stikeman. Following a review of the terms of the Business Combination Agreement and other material terms of the transaction, the USBTC Board approved USBTC’s entry into the agreements related to the transaction, as well as certain transfers of USBTC common stock in connection with the transactions contemplated under the Business Combination Agreement which were deemed necessary in order for the Merger to proceed.
On February 6, 2023, representatives from each of Hut 8 and USBTC signed the Business Combination Agreement and other transaction documentation.
Hut 8’s Reasons for the Business Combination
In evaluating the Business Combination, the Board, in consultation with Hut 8’s management and financial and legal advisors, engaged in numerous discussions regarding the Business Combination and received various materials for review and consideration.
In reaching its decision to approve the Business Combination, the Board considered a variety of factors, including its knowledge of USBTC’s business, operations, financial condition, results of operations and prospects, as well as the risks in achieving those prospects, including uncertainties associated with achieving financial forecasts. In making its determination, the Board considered a number of factors, including, but limited to, the following:
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the Board’s belief that the Business Combination would enhance Hut 8’s competitive position by increasing its operating scale and scope, diversifying its business model, and strengthening its balance sheet;

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the Board’s belief that the Business Combination creates greater financial stability to withstand market cycles and allows Hut 8 to grow and invest in new opportunities, including managed infrastructure operations;

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the Board’s belief that through increased scale and U.S. headquarters, Hut 8 would be included in additional stock indices and enjoy improved access to capital;

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the Board’s belief that the Business Combination would optimize data center and self-mining operations;

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the Board’s belief that USBTC’s purpose-built energy and site management software would provide additional opportunities for efficiencies, especially at Hut 8’s Canadian sites;

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the Board’s belief that the combined organization would be led by members of the current management teams of both Hut 8 and USBTC, each of whom would bring distinct and complementary experience and expertise to the management of New Hut;

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the Board’s belief that the USBTC team brings significant leadership in energy origination, development, demand response, hedging, grid stabilization, and analytics significantly enhancing Hut 8’s ability to mitigate fluctuating energy prices across markets;

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the Board’s belief that Hut 8 and USBTC have complementary environmental, social and governance (“ESG”) strategies, are both dedicated to accelerating the global transition to renewable energy, and that the Business Combination would introduce additional renewable and zero carbon emission energy sources to New Hut’s energy portfolio;

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the Board’s expectation that, upon completion of the Business Combination, current Hut 8 Shareholders will own approximately 50% of the New Hut Shares on a fully-diluted in-the-money basis;

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the Board’s understanding of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of USBTC and Hut 8; and

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the result of Hut 8’s commercial, financial, and legal due diligence of USBTC and the reputation, business practices, and experience of USBTC and its management.

The Board also considered a number of uncertainties and risks in its deliberations concerning the Business Combination, including the following:
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the expenses incurred and to be incurred in connection with the Business Combination;

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the possible volatility, at least in the short term, of the trading price of the Hut 8 Shares resulting from the announcement of the Business Combination;

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the risk that the Business Combination might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Business Combination or on the delay or failure to complete the Business Combination on the reputation of Hut 8;

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the risk to the business of Hut 8, operations, and financial results in the event that any of the Business Combination is not consummated as planned;

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the Business Combination consideration, which is in the form of equity and not cash;

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the risk in connection with obtaining the Hut 8 Shareholder Approval; and

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various other risks associated with the combined organization and the Business Combination, including those described in the section entitled “Risk Factors”.

Recommendation of the Board
The Board, after consultation with its legal and financial advisors, has unanimously determined that the Business Combination is fair to the Hut 8 Shareholders and that the Business Combination is in the best interests of Hut 8, and recommends that you vote “IN FAVOUR” of the Hut 8 Resolutions necessary to implement the Business Combination and the proposals set forth in this Circular.
Fairness Opinion of Stifel GMP
Engagement of Stifel GMP
Pursuant to an engagement letter (the “Stifel GMP Engagement Letter”) dated as of January 9, 2023 between Hut 8 and Stifel GMP, Stifel GMP was retained to act as financial advisor to Hut 8 and to prepare and deliver to the Board its opinion as to whether the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8.
At the meeting of the Board held on February 6, 2023, Stifel GMP presented its opinion stating that, as of the date of the opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8 (the “Stifel GMP Opinion”). The Stifel GMP Opinion was provided to the Board in connection with their evaluation of the fairness of the USBTC Exchange Ratio to Hut 8 pursuant to the Business Combination, and does not address any other aspect of the Business Combination and does not constitute a recommendation as to how the Board, the Hut 8 Shareholders or the USBTC Stockholders, should vote or act with respect to the Business Combination.
Stifel GMP has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of Hut 8 or USBTC, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Stifel GMP Opinion should not be construed as such. Further, the Stifel GMP Opinion only considers the USBTC Exchange Ratio as applied to USBTC Options that have vested and are in-the-money as of the date of the opinion. Any USBTC Options that remain either unvested or out-the-money as of such date are specifically excluded from the conclusions reached in the opinion.
Stifel GMP is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Hut 8, USBTC or New Hut or any of their respective associates or affiliates. Stifel GMP has in the past provided certain financial advisory services and participated in financings for Hut 8 and USBTC, as applicable, as further described in the Stifel GMP Opinion. There are no understandings, agreements or commitments between Stifel GMP and either Hut 8, USBTC or New Hut with respect to any future business dealings. Stifel GMP may, however, in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. In the ordinary course of its business, Stifel GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Hut 8, USBTC or New Hut and, from time to time, may have executed or may execute transactions on behalf of Hut 8, USBTC or New Hut or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Hut 8, USBTC or New Hut and/or their respective affiliates or associates.
The Stifel GMP Engagement Letter provides, among other things, that Stifel GMP will be paid by Hut 8 for the services provided thereunder, including (i) a success fee of C$5,250,000 if, during the term of the Stifel GMP Engagement Letter, or within 12 months thereafter, a merger, business combination, carve out, amalgamation, arrangement, reorganization or similar transaction involving Hut 8 and USBTC is completed or announced and subsequently completed (the “Transaction Fee”), (ii) a monthly work fee of C$50,000 lasting for three months, which amount shall be credited against the Transaction Fee, and (iii) an opinion fee of C$250,000 payable upon delivery of the Stifel GMP Opinion, which amount shall be credited against the Transaction Fee. In the event the Business Combination is not completed and Hut 8 receives a termination fee, Stifel GMP shall be entitled to 10% of such fee up to a maximum of C$1,000,000. Hut 8 shall also reimburse Stifel GMP for all its reasonable out-of-pocket expenses, subject to certain notice and consent requirements. In addition, Stifel GMP and its affiliates and their respective directors, officers, employees, shareholders, partners and duly authorized agents are to be indemnified by Hut 8 under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Hut 8.
Scope of Review
In connection with rendering the Stifel GMP Opinion, Stifel GMP reviewed and relied upon, or carried out, among other things, the following:
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a draft of the Business Combination Agreement dated February 2, 2023;

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a draft of the Plan of Arrangement dated February 2, 2023;

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certain publicly available information relating to the business, operations, financial condition and security trading history of Hut 8, USBTC and New Hut, as applicable, and other selected companies Stifel GMP considered relevant;

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certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Hut 8, USBTC and New Hut, as applicable, relating to the business, operations and financial condition of Hut, USBTC and New Hut, as applicable;

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internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Hut 8 and USBTC;

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discussions with management of Hut 8 relating to Hut 8, USBTC and New Hut’s current business, plan, financial condition and prospects;

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public information with respect to selected precedent transactions Stifel GMP considered relevant;

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various reports published by equity research analysts and industry sources Stifel GMP considered relevant;

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a certificate with respect to certain factual matters and the completeness and accuracy of certain information upon which the Stifel GMP Opinion is based, addressed to Stifel GMP and dated as of the date of the Stifel GMP Opinion, provided by senior officers of Hut 8 (the “Hut 8 Officers Certificate”); and

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such other information, investigations, analyses and discussions as Stifel GMP considered necessary or appropriate in the circumstances.

Stifel GMP did not meet with the auditors of Hut 8 or USBTC and, as stipulated below, has assumed, without independent investigation, the accuracy and fair presentation of the audited financial statements of Hut 8 and USBTC and the reports of the auditors thereon, and of the unaudited interim financial statements of Hut 8 and USBTC.
Approach to Financial Fairness
In support of the Stifel GMP Opinion, Stifel GMP performed a variety of financial and comparative analyses. The following is a summary of the material financial analyses performed by Stifel GMP in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Stifel GMP’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Stifel GMP assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, Stifel GMP did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Stifel GMP has not attributed any particular weight to any specific analysis or factor but rather based the opinion on a number of qualitative and quantitative factors deemed appropriate by Stifel GMP based on Stifel GMP’s experience in rendering such opinions. Therefore, Stifel GMP believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by Stifel GMP in preparing the opinion.
Discounted Cash Flow Analysis
A discounted cash flow analysis uses projected future free cash flows discounted back to the present value using a risk-adjusted rate in order to determine the value of an asset. Hut 8 and USBTC provided Stifel GMP with internally prepared financial projections. These projections formed the basis for Stifel GMP’s discounted cash flow analysis and are subject to the assumptions and risks set forth therein.
Selected Companies Analysis
Stifel GMP considered certain financial data for Hut 8, USBTC and New Hut and selected companies with publicly traded equity securities Stifel GMP deemed relevant.
Selected Transactions Analysis
Stifel GMP considered the financial terms of business transactions Stifel GMP deemed relevant. None of the target companies or transactions in the selected transactions have characteristics identical to the proposed Business Combination. Accordingly, an analysis of selected business combinations is not exact; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the respective acquisition values of the transactions reviewed.
Equity Contribution Analysis
Stifel GMP reviewed and compared the expected financial contribution of Hut 8 to the pro forma company against Hut 8’s expected ownership percentage of the pro forma company implied by the USBTC Exchange Ratio.
Qualitative Rationale
Stifel GMP considered certain other qualitative factors with respect to the Business Combination, including but not limited to, the expected diversification of Hut 8’s business lines and the expertise of the combined board and management teams.
Assumptions and Limitations
With Hut 8’s approval and as provided for in the Stifel GMP Engagement Letter, Stifel GMP has relied upon and has assumed, without independent investigation, the completeness, accuracy and fair presentation of all financial, technical and other information, data, documents, advice, opinions, budgets, projections, estimates, forecasts, representations and other materials obtained by Stifel GMP from public sources, including information relating to Hut 8, USBTC, New Hut and the Business Combination, or provided to Stifel GMP by Hut 8, USBTC and their respective affiliates or advisors or otherwise pursuant to the engagement (collectively, the “Relied Upon Information”) and the Stifel GMP Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, Stifel GMP has not attempted to verify independently the accuracy or completeness of any such Relied Upon Information. Furthermore, Stifel GMP has not assumed any obligation to conduct, and has conducted only very limited, physical inspections of the properties or facilities of Hut 8 or USBTC.
The Hut 8 Officers Certificate includes, among other things, representations that: (i) the Relied Upon Information provided to Stifel GMP orally by, or in the presence of, an officer or employee of Hut 8 or any of its subsidiaries or in writing by Hut 8 or any of its subsidiaries or any of its or their representatives in connection with the engagement was, at the date the Relied Upon Information was provided, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which such Relied Upon Information was provided to Stifel GMP, except as disclosed in writing to Stifel GMP, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Hut 8 or any of its subsidiaries, and no change has occurred in such Relied Upon Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Stifel GMP Opinion.
The Stifel GMP Opinion is rendered as of February 6, 2023 on the basis of securities markets, economic, financial and general business conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Hut 8 and USBTC as they were reflected in the Relied Upon Information and as they were represented to Stifel GMP in discussions with the management of Hut 8 and USBTC. In rendering the opinion, Stifel GMP has assumed that there are no material changes or material facts relating to Hut 8 or USBTC, or their respective businesses, operations, capital or future prospects which have not been generally disclosed. Any changes therein may affect the opinion and, although Stifel GMP reserves the right to change or withdraw the opinion in such event, Stifel GMP disclaims any obligation to advise any Person of any change that may come to its attention or to update the opinion after the date hereof. Stifel GMP has also assumed that the executed Business Combination Agreement, along with any ancillary documents to be entered into by Hut 8, USBTC or New Hut in connection with the Business Combination, will not differ in any material respect from the drafts of such documents that Stifel GMP has reviewed.
Stifel GMP is not a legal, tax, accounting or regulatory advisor or expert. Stifel GMP is a financial advisor only and has relied upon, without independent verification, the assessment of Hut 8 and USBTC and their respective legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. Stifel GMP has not made any independent valuation or appraisal of the assets or liabilities of Hut 8 or USBTC, nor has Stifel GMP been furnished with any such appraisals. As such, Stifel GMP was not engaged to review any legal, tax, accounting or regulatory aspects of the Business Combination and accordingly expresses no view thereon. The Business Combination is subject to a number of conditions outside the control of Hut 8 and USBTC, and Stifel GMP has assumed that all conditions precedent to the completion of the Business Combination can and will be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification and that the Business Combination can and will be completed as currently planned without additional material costs or liabilities to Hut 8 or USBTC. Stifel GMP has also assumed that the Business Combination will be completed in accordance with the terms and conditions of the Business Combination Agreement without waiver of, or amendment to, any term or condition that is any way material to the analyses or the opinion, that the Business Combination will be completed in compliance with applicable laws and that the disclosure relating to Hut 8, USBTC and the Business Combination in any disclosure documents will be accurate and will comply with the requirements of applicable laws. In rendering the opinion, Stifel GMP expresses no view as to the likelihood that the conditions respecting the Business Combination will be satisfied or waived or that the Business Combination will be implemented on a timely basis or at all. The Stifel GMP Opinion does not address the relative merits of the Business Combination as compared to other transaction or business strategies that might be available to Hut 8 or Hut 8’s underlying business decision to effect the Business Combination.
In the analyses and in connection with the preparation of the opinion, Stifel GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination. While, in the professional opinion of Stifel GMP, the assumptions used in preparing the opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.
The summary of the Stifel GMP Opinion described above is qualified in its entirety by the full text of the Stifel GMP Opinion, which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Stifel GMP in rendering its opinion. Stifel GMP has consented to the inclusion of this summary in this Circular and the inclusion of its opinion as “Schedule “K” — Stifel GMP Fairness Opinion” of this Circular.
Fairness Opinion of Kroll, LLC
On February 6, 2023, Kroll, operating through its Duff & Phelps Opinions Practice, rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of its written opinion dated the same date) to the effect that, subject to the assumptions, qualifications, limitations and other matters considered by Kroll in connection with the preparation of its opinion, as of such date, the USBTC Exchange Ratio in the proposed Business Combination was fair, from a financial point of view, to Hut 8 (the “Kroll Opinion”).
The full text of Kroll’s opinion, which is included as “Schedule “L” — Kroll, LLC Fairness Opinion” of this Circular, describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Kroll. The summary of the Kroll Opinion in this Circular is qualified in its entirety by reference to the full text of the opinion. The opinion was furnished for the benefit of the Board (solely in its capacity as such) in connection with the Board’s consideration of the proposed Business Combination, and is not intended to, and does not, confer any rights or remedies upon any other Person, and is not intended to be used, and may not be used, by any other Person or for any other purpose, without Kroll’s express consent. Neither Kroll’s opinion nor the summary of its opinion and the related analyses set forth in this Circular is intended to be or constitutes a recommendation to any shareholder of Hut 8 as to how such holder should act with respect to the proposed Business Combination.
Kroll’s opinion (i) did not address the merits of the underlying business decision to enter into the proposed Business Combination versus any alternative strategy or transaction; (ii) did not address any transaction related to the proposed Business Combination; (iii) was not a recommendation as to how the Board or any shareholder should vote or act with respect to any matters relating to the proposed Business Combination, or whether to proceed with the proposed Business Combination or any related transaction, and (iv) did not indicate that the USBTC Exchange Ratio was the best possibly attainable under any circumstances; instead, it merely stated whether the USBTC Exchange Ratio in the proposed Business Combination was within a range suggested by certain financial analyses. The decision as to whether to proceed with the proposed Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Kroll’s opinion was based. Kroll’s opinion should not be construed as creating any fiduciary or other duty on the part of Kroll to any party.
Scope of Analysis
In connection with its opinion, Kroll made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Kroll also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Kroll’s procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:
Reviewed the following documents:
•
Hut 8’s annual reports and audited financial statements included in Hut 8’s Form 40-F filed with the SEC for the year ended December 31, 2021 and Hut 8’s unaudited interim financial statements for the quarter ended September 30, 2022 included in Hut 8’s Form 6-K filed with the SEC;

•
Unaudited internal financial information for Hut 8 for the twelve months ended December 31, 2022, which Hut 8 management identified as being the most current financial statements available;

•
USBTC’s audited financial statements for the period from December 4, 2020 (inception) through June 30, 2021 included in USBTC’s draft registration statement on Form S-1 as amended and filed with the SEC on August 12, 2022, and USBTC’s internal unaudited financial statements for the fiscal year ended June 30, 2022 and for the three months ended September 30, 2022;

•
USBTC’s internal unaudited balance sheet as of December 31, 2022 and pro forma balance sheet as of January 31, 2023, which USBTC management identified as being the most current financial statements available;

•
Financial projections for Hut 8 for the years ending December 31, 2023 through 2025 as shown in the file named “Hut 8 Operating Model vF,” prepared and provided to Kroll by management of Hut 8 (the “Management Projections — Hut 8”);

•
Financial projections for USBTC for the years ending December 31, 2023 through 2025 as shown in the file named “USBTC Operating Model — vF,” prepared by management of USBTC and provided to Kroll and approved by management of Hut 8 (the “Management Projections — USBTC”);

•
Financial projections for New Hut after giving effect to the proposed Business Combination for the years ending December 31, 2023 through 2025 as shown in the file named “CombineCo Model VF,” provided to Kroll by management of Hut 8 and prepared and approved by the managements of Hut 8 and USBTC (the “Management Projections — New Hut,” and together with the Management Projections — Hut 8 and the Management Projections — USBTC, the “Management Projections”);

•
Information regarding the equity capitalization of Hut 8 and USBTC prepared by the managements of Hut 8 and USBTC;

•
Other internal documents relating to the history, current operations, and probable future outlook of Hut 8 and USBTC provided to Kroll by the management of Hut 8;

•
A letter dated the date of Kroll’s opinion, from the management of Hut 8 addressed to Kroll which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for Hut 8, USBTC and New Hut (on a post-transaction basis);

•
The Confidential Non-Binding Letter of Intent by and between Hut 8 and USBTC dated December 30, 2022; and

•
A draft dated February 2, 2023 of the Business Combination Agreement, including the Plan of Arrangement;

•
Discussed the information referred to above and the background and other elements of the proposed Business Combination with the management of Hut 8;

•
Discussed with the management of Hut 8 the plans and intentions with respect to the management and operation of Hut 8 and USBTC;

•
Reviewed the historical trading price and trading volume of the common shares of Hut 8, and the publicly traded securities of certain other companies that Kroll deemed relevant;

•
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis and an analysis of selected public companies that Kroll deemed relevant; and

•
Conducted such other analyses and considered such other factors as Kroll deemed appropriate.

Assumptions, Qualifications and Limiting Conditions
In performing its analyses and rendering its opinion with respect to the proposed Business Combination, Kroll, with Hut 8’s consent:
•
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the managements of Hut 8 and USBTC, and did not independently verify such information;

•
Relied upon the fact that the Board and Hut 8 were advised by counsel as to all legal matters with respect to the proposed Business Combination, including whether all procedures required by law to be taken in connection with the proposed Business Combination were duly, validly and timely taken;

•
Assumed that any estimates, evaluations, forecasts and projections furnished to Kroll by or on behalf of Hut 8 or USBTC, including without limitation, projections, forward looking statements and underlying assumptions, were reasonably prepared and based upon the best currently available information and good faith judgment of the Person furnishing the same, and Kroll expressed no opinion with respect to such projections or the underlying assumptions;
•
Assumed that information supplied and representations made by the managements of Hut 8 and USBTC were substantially accurate regarding Hut 8, USBTC, and the proposed Business Combination;

•
Assumed that the representations and warranties made in the Business Combination Agreement were accurate;

•
Assumed that the final versions of all documents reviewed by Kroll in draft form conformed in all material respects to the drafts reviewed;

•
Assumed that there had been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Hut 8 or USBTC since the date of the most recent financial statements and other information made available to Kroll, and that there was no information or facts that would make the information reviewed by Kroll incomplete or misleading;

•
Assumed that all of the conditions required to implement the proposed Business Combination would be satisfied and that the proposed Business Combination would be completed in accordance with the Business Combination Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Business Combination would be obtained without any adverse effect on Hut 8, USBTC or New Hut.

To the extent that any of the foregoing assumptions or any of the facts on which Kroll’s opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon. Furthermore, in Kroll’s analysis and in connection with the preparation of its opinion, Kroll made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the proposed Business Combination.
Kroll prepared its opinion effective as of the date thereof. Kroll’s opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion, and Kroll disclaimed any undertaking or obligation to advise any Person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Kroll after the date of Kroll’s opinion. In particular, volatility in the price of Bitcoin on any date after the date of Kroll’s opinion could affect the outcome of the opinion were it given on such date. As Hut 8 was aware, the credit, financial and stock markets had been experiencing unusual volatility and Kroll expressed no opinion or view as to any potential effects of such volatility on Hut 8, USBTC, or the proposed Business Combination.
Kroll did not evaluate Hut 8’s or USBTC’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Kroll was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the proposed Business Combination, the assets, businesses or operations of Hut 8 or USBTC, or any alternatives to the proposed Business Combination, (ii) negotiate the terms of the proposed Business Combination, and therefore, Kroll assumed that such terms were the most beneficial terms, from Hut 8’s perspective, that could, under the circumstances, be negotiated among the parties to the Business Combination Agreement and the proposed Business Combination, or (iii) advise Hut 8, the Board or any other party with respect to alternatives to the proposed Business Combination.
Kroll did not express any opinion as to the market price or value of Hut 8’s common shares, USBTC’s common stock or preferred stock or New Hut’s common stock (or anything else), including after the announcement or the consummation of the proposed Business Combination. Kroll’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the creditworthiness of Hut 8 or USBTC, as tax advice, or as accounting advice. Kroll expressed no opinion as to projections, forward-looking statements or underlying assumptions provided in connection with its opinion. Without limiting the generality of the foregoing, Kroll further did not express an opinion as to the reasonableness or attainability of any projection, forward-looking statement or underlying assumption provided or prepared by or on behalf of Hut 8’s management or USBTC’s management. Kroll did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.
In rendering its opinion, Kroll did not express any opinion with respect to the amount or nature of any compensation to any of Hut 8’s, USBTC’s or New Hut’s officers, directors, or employees, or any class of such Persons, relative to the consideration to be received by the public shareholders of Hut 8 in the proposed Business Combination, or with respect to the fairness of any such compensation.
Kroll’s opinion was furnished solely for the use and benefit of the Board in connection with its consideration of the proposed Business Combination and was not intended to, and did not, confer any rights or remedies upon any other Person, and was not intended to be used, and may not be used, by any other Person or for any other purpose, without Kroll’s express consent. However, Kroll has consented to the inclusion of this summary in this Circular and the inclusion of its opinion as “Schedule “L” — Kroll, LLC Fairness Opinion” of this Circular.
Summary of Material Financial Analyses by Kroll
Set forth below is a summary of the material financial analyses performed by Kroll in connection with providing its opinion to the Board. While this summary describes the analyses and factors that Kroll deemed material in its presentation to the Board, it is not a comprehensive description of all analyses and factors considered by Kroll. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances.

Therefore, neither its opinion nor Kroll’s underlying analysis is susceptible to partial analysis or summary description. In arriving at its opinion, Kroll did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Kroll’s analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it in rendering its opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Kroll was based on all analyses and factors taken as a whole, and also on the application of Kroll’s own experience and judgment.
The financial analyses summarized below include information presented in tabular format. In order for Kroll’s financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses undertaken by Kroll. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Kroll’s financial analyses.
Discounted Cash Flow Analysis of Hut 8.   Kroll performed a discounted cash flow analysis of Hut 8 by calculating the estimated net present value of the projected unlevered free cash flows of Hut 8. For purposes of this analysis, Kroll took into account the Management Projections — Hut 8, which were approved for use in Kroll’s analyses by Hut 8. In addition, for purposes of this analysis, Kroll applied a range of terminal value multiples of 85.0x to 95.0x to Hut 8’s terminal year hashrate and discount rates ranging from 20.0% to 25.0%. The discounted cash flow analysis indicated an implied aggregate enterprise value reference range for Hut 8 of approximately $212,000,000 to $273,000,000.
Discounted Cash Flow Analysis of USBTC.   Kroll performed a discounted cash flow analysis of USBTC on a sum-of-the parts basis by calculating the estimated net present value of the projected unlevered free cash flows of USBTC’s mining operations and the estimated net present value of the projected unlevered free cash flows of USBTC’s non-mining operations. For purposes of this analysis, Kroll took into account the Management Projections — USBTC, which were approved for use in Kroll’s analyses by Hut 8. With respect to USBTC’s mining operations, Kroll applied a range of terminal value multiples of 85.0x to 95.0x to USBTC’s terminal year hashrate and discount rates ranging from 20.0% to 25.0%. With respect to USBTC’s non-mining operations, Kroll applied a perpetuity growth rate of 3.0% for purposes of calculating a terminal value and discount rates ranging from 18.0% to 22.0%. The discounted cash flow analysis indicated an implied aggregate enterprise value reference range of approximately $242,000,000 to $302,000,000 for USBTC’s mining operations, $227,000,000 to $282,000,000 for USBTC’s non-mining operations and $469,000,000 to $584,000,000 for USBTC.
Selected Public Companies Analysis.   Kroll reviewed certain financial data for selected companies with publicly traded equity securities that Kroll deemed relevant. Share prices used in the selected public companies analysis were based on the closing price of the common stock of the selected companies listed below as of February 2, 2023, and the current hashrates for the selected companies listed below were based on the hashrates most recently reported publicly by such companies. The selected companies and corresponding financial data were:
Enterprise Value/ Hashrate (in exahashes per second)
Argo Blockchain plc	88.0x
Bit Digital, Inc.	28.5x
Bitfarms Ltd.	64.5x
Cipher Mining Inc.	98.9x
CleanSpark, Inc.	39.9x
Coinbase Global, Inc.	—
DMG Blockchain Solutions Inc.	37.1x
HIVE Blockchain Technologies Ltd.	153.4x
Iris Energy Limited	64.8x
Marathon Digital Holdings, Inc.	147.9x
Northern Data AG	36.8x
Riot Platforms, Inc.	90.6x
Mean	77.3x
Median	64.8x
Hut 8.   Taking into account the results of the selected companies analysis, Kroll applied a selected range of 65.0x to 85.0x to Hut 8’s current hashrate (assuming Hut 8’s North Bay site was back online). The selected companies analysis indicated an implied aggregate enterprise value reference range for Hut 8 of approximately $212,000,000 to $277,000,000.
USBTC.   Taking into account the results of the selected companies analysis, Kroll applied a selected range of 70.0x to 90.0x to the current hashrate of USBTC’s mining operations (including USBTC’s 50% share of the Echo Site). The selected companies analysis indicated an implied aggregate enterprise value reference range for USBTC’s mining operations of approximately $257,000,000 to $330,000,000. Adding the implied value reference range for USBTC’s non-mining operations indicated by the discounted cash flow analysis of USBTC’s non-mining operations resulted in an implied aggregate enterprise value reference range for USBTC of approximately $484,000,000 to $612,000,000.

New Hut.   Taking into account the results of the selected companies analysis, Kroll applied a selected range of 75.0x to 95.0x to the proforma hashrate of New Hut’s mining operations (assuming Hut 8’s North Bay site was back online). The selected companies analysis indicated an implied aggregate enterprise value reference range for New Hut’s mining operations of approximately $520,000,000 to $658,000,000. Adding the implied value reference range for USBTC’s non-mining operations indicated by the discounted cash flow analysis of USBTC’s non-mining operations resulted in an implied aggregate enterprise value reference range for New Hut of approximately $747,000,000 to $940,000,000.
None of the selected public companies are identical to Hut 8, USBTC or New Hut, and Kroll does not have access to non-public information regarding these companies. Accordingly, a complete analysis cannot be limited to a quantitative review of the selected public companies and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to Hut 8, USBTC and New Hut.
Implied Aggregate Equity and Per Share Value Reference Ranges.   Taking into account the results of its discounted cash flow and selected companies analyses of Hut 8 and USBTC, Kroll calculated implied aggregate equity value reference ranges of approximately $428,407,000 to $491,407,000 for Hut 8 and $387,607,000 to $508,607,000 for USBTC and implied per share value reference ranges of approximately $9.69 to $11.11 for Hut 8 and $5.89 to $7.72 for USBTC.
Implied Relative Equity Value Contribution.   Comparing (i) the low end of the implied aggregate equity value reference range of USBTC to the low end of the implied aggregate equity value reference range of Hut 8 and (ii) the high end of the implied aggregate equity value reference range of USBTC to the high end of the implied aggregate equity value reference range of Hut 8 resulted in an implied relative aggregate equity value contribution of approximately 52.5% to 49.1% for Hut 8 and 47.5% to 50.9% for USBTC, as compared to the aggregate equity ownership percentage resulting from the proposed Business Combination of 50.0% for former Hut 8 Shareholders and 50.0% for former USBTC Stockholders on a fully-diluted in-the-money basis.
Implied Exchange Ratio Reference Range.   Dividing (i) the low end of the implied per share value reference range of USBTC by the low end of the implied per share value reference range of Hut 8 and (ii) the high end of the implied per share value reference range of USBTC by the high end of the implied per share value reference range of Hut 8 resulted in an implied exchange ratio reference range of approximately 0.6077 to 0.6951, as compared to the USBTC Exchange Ratio in the proposed Business Combination of 0.6716.
Implied Equity Value of Hut 8 and New Hut.   Taking into account the aggregate equity ownership percentage resulting from the proposed Business Combination, Kroll multiplied the implied aggregate equity value reference range of New Hut indicated by its financial analysis of New Hut by 50.0% and compared the resulting range of approximately $437,007,000 to $533,507,000 to the aggregate implied equity value reference range for Hut 8 of approximately $428,407,000 to $491,407,000.
Other Matters
Kroll is the premier global valuation and corporate finance advisor with expertise in complex valuation, dispute and legal management consulting, M&A, restructuring, and compliance and regulatory consulting. Since 2005, Kroll has rendered over 1,100 fairness opinions in transactions aggregating more than $560 billion and is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.
Kroll was retained by Hut 8 to provide an opinion to the Board as to the fairness, from a financial point of view, to Hut 8 of the USBTC Exchange Ratio in the proposed Business Combination. Pursuant to the terms of its engagement, Kroll became entitled to a fee of $350,000 for its services, half of which became payable in connection with its engagement and the remainder of which became payable upon Kroll informing the Board that it was prepared to deliver its opinion. No portion of Kroll’s fee is contingent upon either the conclusion expressed in its opinion or whether the proposed Business Combination is successfully consummated. Furthermore, Kroll is entitled to be paid additional fees at Kroll’s standard hourly rates for any time incurred should Kroll be called upon to support its findings subsequent to the delivery of its opinion. Hut 8 has also agreed to reimburse Kroll for its out-of-pocket expenses and reasonable fees and expenses of counsel, consultants and advisors retained by Kroll in connection with the engagement. Hut 8 has also agreed to indemnify Kroll for certain liabilities arising out of its engagement.
Other than this engagement, during the two years preceding the date of its opinion, Kroll provided compliance consulting services to an affiliate of USBTC, for which Kroll received aggregate compensation of less than $50,000, and valuation services to Hut 8, for which Kroll received aggregate compensation of less than $50,000.
Certain Projected Financial Information Utilized by Hut 8’s Financial Advisors
Certain Financial Projections Related to Hut 8
Hut 8 does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the Board’s consideration of the Business Combination, Hut 8’s management prepared or approved certain financial projections regarding Hut 8’s future performance for the years December 31, 2023 through 2025 on a standalone basis without giving effect to the Business Combination, which are referred to above as the “Management Projections — Hut 8,” and provided these management projections to the Board and to Hut’s financial advisors for their use and reliance in connection with their respective financial analyses and opinions. See the sections in this Circular entitled

“Description of the Business Combination — Fairness Opinion of Stifel GMP” and “Description of the Business Combination — Fairness Opinion of Kroll, LLC”.   The projected financial information of Hut 8 was prepared by the management of Hut 8 in January 2023 based on assumptions that management believed were reasonable and that, at the time, reflected management’s best available estimates of the future financial performance of Hut 8.
The inclusion of this projected financial information should not be regarded as an indication that any of Hut 8, the Board, the financial advisors or any other recipient of this information considered, or now considers, such projected financial information to be necessarily predictive of actual future results, and this projected financial information should not be relied upon as such.
The projected financial information was based on numerous variables, qualitative estimates and assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Such estimates and assumptions are inherently uncertain and may be beyond the control of Hut 8. The projected financial information constitutes forward-looking statements, and important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, Hut 8’s ability to obtain power at each of its operational sites at favorable rates, Hut 8’s ability to maintain operations at its existing operational sites, Hut 8’s remediation testing at the Drumheller site, Hut 8’s ability to relocate and re-energize miners from its North Bay site, volatility in the price of Bitcoin, increases in Bitcoin network difficulty, the effect of any halving, including the halving expected to occur in 2024, the potential future regulation of the digital asset industry, the state of the market for digital assets generally, and other factors described under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Circular. You are encouraged to review the risks and uncertainties described under these captions in this Circular. The projected results may not be realized and the actual results may be significantly higher or lower than estimated. Since the projected financial information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, the projected financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
On January 28, 2023, Hut 8 provided Stifel GMP and Kroll with certain projected financial information relating to Hut 8’s revenue, year-over-year revenue growth, Adjusted EBITDA and Adjusted EBITDA Margin. This projected financial information is summarized in the table below and does not take into account any circumstances or events occurring after the date it was provided. See “Cautionary Statement Regarding Forward-Looking Statements”.
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Revenue	82,623	127,610	131,171
Year-over-Year Revenue Growth	—	54%	3%
Adjusted EBITDA(1)	723	25,349	24,823
Adjusted EBITDA Margin(2)	1%	20%	19%

(1)
Adjusted EBITDA is a non-IFRS measure and is calculated as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by the removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented.

(2)
Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of total revenue.

In addition, the following table shows the estimated amounts of free cash flow of Hut 8, which management of Hut 8 provided to its financial advisors to use in connection with their analyses summarized in the sections entitled “Description of the Business Combination — Fairness Opinion of Stifel GMP” and “Description of the Business Combination — Fairness Opinion of Kroll, LLC”. The information below was based on the projected financial information provided by Hut 8 and set forth above.
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Free Cash Flow(1)	(37,017)	8,682	24,823

(1)
Free cash flow is a non-IFRS financial measure and is determined based on the forecasted net income (loss) adjusted for interest, taxes, depreciation and amortization, and capital expenditures. The most comparable IFRS measure to free cash flow is net cash provided by operating activities. Free cash flow should be considered in addition to, rather than as a substitute for, net cash provided by operating activities as a measure of Hut 8’s liquidity, which is an IFRS financial measure. Hut 8 believes the use of free cash flow provides an additional tool for investors and potential investors to use in evaluating its ongoing liquidity results and trends, but caution that free cash flow should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The following material assumptions were made in arriving at Hut 8’s projected financial information:
•
Hut 8’s North Bay site would come back online in April 2023, all other Hut 8 mining sites would be operating, and $50.0 million of expansion capital expenditures would be incurred over the course of the first two years;

•
Expansion capital expenditures would be used primarily to acquire new miners, which would be deployed at a hosted site in order to mine Bitcoin, and expected to add 2 EH/s to Hut 8’s hashrate once fully deployed;

•
Average Bitcoin price assumptions of $22,722 per Bitcoin in 2023, $39,764 per Bitcoin in 2024, and $45,444 per Bitcoin in 2025, with the increase in average Bitcoin price attributed to the next halving event forecasted to occur in April 2024;

•
Bitcoin total network hashrate assumptions of 275 EH/s in the initial month of the projection period, increasing to 327 EH/s in the last month, representing an approximate 0.50% sequential increase month over month, reflecting the trend of rising ASIC production;

•
Total Hut 8 installed mining hashrate of 2.5 EH/s in the initial month of the projection period, increasing to 5.3 EH/s in the second half of 2024, representing the impact of the full deployment of expansion capital expenditures and Hut 8’s North Bay site coming back online;

•
Assumed additional growth in Hut 8’s high performance computing business due to the impact of web 3.0 and blockchain projects expected to be launched in 2023, contributing approximately $600,000 of Adjusted EBITDA per year in 2024 and 2025;

•
Cost of power assumptions at each site based on regionally available historic information, each site’s individual specifications and ability to manage load, as well as the gradual normalization of costs assumptions to the respective long term expectation over the projection period;

•
An assumption that Hut 8 will restart its yield enhancement program in the second half of 2023, putting 2,000 Bitcoin on loan at a 3.0% yield to generate additional income; and

•
Assumptions that in the normal course of business, Hut 8 will manage its liquidity and cash flow position to ensure it is able to meet all of its ongoing obligations. Options available to Hut 8 to fund its operations may include, but are not limited to, selling a portion of its Bitcoin mined, selling a portion of its Bitcoin holdings, or capital raised through debt or equity.

Hut 8 believes that the material assumptions described above were reasonable at the time the projected financial information was prepared. The assumptions that management of Hut 8 made in preparing the foregoing projected financial information may not reflect actual future conditions. The estimates and assumptions underlying the projected financial information involve judgments with respect to, among other things, risks and uncertainties relating to Hut 8’s business, industry performance, digital asset market conditions, the competitive environment, changes in technology, and general business and economic conditions. Various assumptions underlying the foregoing projected financial information may prove to not have been, or may no longer be, accurate. Specifically, the projected financial information did not take into account the remediation efforts at Hut 8’s Drumheller site, the continued shut down of Hut 8’s North Bay site and Hut 8’s attempt to relocate and re-energize the miners from Hut 8’s North Bay site at a different location, delays in Hut 8’s expansion capital expenditures, and the deferral of the restart of Hut 8’s yield enhancement program.
The projected financial information did not take into account remediation efforts at Hut 8’s Drumheller site. Hut 8 has encountered issues at the Drumheller site since the time the projections were prepared, primarily stemming from high energy input levels that have been causing miners to fail. Remediation began in March 2023 and has continued throughout June 2023. Repair staff have remained focused on re-installation and energization of repaired miners while continuing to complete repairs on the remaining affected miners. This has materially reduced operations and has resulted in more miners being offline at the site than projected. The impact on Hut 8 is expected to be lower EBITDA and revenue in 2023 and into 2024.
The projected financial information assumed that the North Bay site would be operational by April 1, 2023. The expectation of Hut 8 was that a commercial resolution to Hut 8’s dispute with Validus Power Corp. and its subsidiary, Bay Power Corp. (collectively, “Validus”) would be reached, however the litigation is ongoing. For more information on the Validus dispute, see “Schedule “H” — Recent Developments” of this Circular. Hut 8 is currently looking to move the disabled miners to a third-party hosted site, however the economics of a hosted site operation are less favorable than the economics at the North Bay site as anticipated when the projections were prepared. The result of the ongoing dispute is that Hut 8 will generate less revenue due to lost revenue from April 1, 2023 until the date that the miners are running again; EBITDA will also be negatively affected once the miners are running again given that the economics of a third-party hosted site operation compare unfavorably to projected operations at the North Bay site.
The projected financial information did not take into account delays in Hut 8’s expansion capital expenditures, which have yet to occur. The length of delay regarding such expenditures will be determined by the timing of the closing of the Business Combination.
The projected financial information assumed that a yield enhancement program, whereby Hut 8 may loan digital assets to a borrower for a specific period of time in exchange for a fee, would begin to generate yield in the middle of the 2023 calendar year. The restarting of the yield enhancement program was assumed to coincide with the consummation of the Business Combination, allowing New Hut to decide how best to leverage its Bitcoin stack. With delays to the consummation of the Business Combination, Hut 8 has not implemented any yield enhancement strategies at this time. Any future implementation of a yield enhancement strategy would be decided upon with reference to the timing of the consummation of the Business Combination.
In addition, the average price of Bitcoin and the Bitcoin total network hash rate have increased to levels higher than what was assumed when the projected financial information was prepared in January 2023. The projections are also subject to significant uncertainty given (i) the passage of time since they were first formulated, and (ii) broad market volatility in the digital asset markets. Therefore, Hut 8’s management does not believe that the projected financial information included herein represents a reliable current forecast of the near-term results that Hut 8 may achieve. Except as may be required in order to comply with applicable securities laws, none of Hut 8 or any of its representatives intend to update, or otherwise revise, the above projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or change. In addition, the above projected financial information does not reflect the impact of the Business Combination, nor does it take into account the effect of any failure of the Business Combination to occur.
Certain Financial Projections Related to USBTC
USBTC does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with USBTC’s consideration of the Business Combination, USBTC’s management prepared or approved certain financial projections regarding USBTC’s future performance for the years December 31, 2023 through 2025 on a standalone basis without giving effect to the Business Combination, which are referred to above as the “Management Projections — USBTC,” and provided these management projections to Hut 8 for Hut 8’s financial advisors use and reliance in connection with their respective financial analyses and opinions. See the sections in this Circular entitled “Description of the Business Combination — Fairness Opinion of Stifel GMP” and “Description of the Business Combination — Fairness Opinion of Kroll, LLC”. The projected financial information of USBTC was prepared by the management of USBTC in January 2023 based on assumptions that management believed were reasonable and that, at the time, reflected management’s best available estimates of the future financial performance of USBTC.
The inclusion of this projected financial information should not be regarded as an indication that any of USBTC, Hut 8, the financial advisors or any other recipient of this information considered, or now considers, such projected financial information to be necessarily predictive of actual future results, and this projected financial information should not be relied upon as such.
The projected financial information was based on numerous variables, qualitative estimates and assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Such estimates and assumptions are inherently uncertain and may be beyond the control of USBTC. The projected financial information constitutes forward-looking statements, and important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, USBTC’s ability to obtain power at each of its operational sites at favorable rates, USBTC’s ability to maintain operations at its existing operational sites, volatility in the price of Bitcoin, increases in Bitcoin network difficulty, the effect of any halving, including the halving expected to occur in 2024, the potential future regulation of the digital asset industry and the state of the market for digital assets generally and other factors described under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Circular. You are encouraged to review the risks and uncertainties described under these captions in this Circular. The projected results may not be realized and the actual results may be significantly higher or lower than estimated. Since the projected financial information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, the projected financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
On January 28, 2023, USBTC provided Hut 8 with certain projected financial information relating to USBTC’s revenue, year-over-year revenue growth, Adjusted EBITDA and Adjusted EBITDA Margin, which was provided to Stifel GMP and Kroll. This projected financial information is summarized in the table below and does not take into account any circumstances or events occurring after the date it was provided. See “Cautionary Statement Regarding Forward-Looking Statements”.
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Revenue	95,793	110,333	127,121
Year-over-Year Revenue Growth	—	15%	15%
Adjusted EBITDA(1)	62,667	67,226	71,863
Adjusted EBITDA Margin(2)	65%	61%	57%

(1)
Adjusted EBITDA is a non-GAAP measure and is calculated as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by depreciation and amortization embedded in the equity in earnings (losses) from USBTC’s unconsolidated joint venture, the removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented.

(2)
Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of total revenue.

In addition, the following table shows the estimated amounts of free cash flow of USBTC provided to Hut 8 by USBTC, which amounts management of Hut 8 provided to its financial advisors to use in connection with their analyses summarized in the sections “Description of the Business Combination—Fairness Opinion of Stifel GMP” and “Description of the Business Combination—Fairness Opinion of Kroll, LLC”. The information below was based on the projected financial information provided by USBTC and set forth above.
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Free Cash Flow(1)	62,667	32,851	68,738

(1)
Free cash flow is a non-GAAP financial measure and is determined based on the forecasted net income (loss) adjusted for interest, taxes, depreciation and amortization, USBTC’s share of depreciation and amortization embedded in the equity in earnings (losses) from USBTC’s unconsolidated joint venture, and capital expenditures. The most comparable GAAP measure to free cash flow is net cash provided by operating activities. Free cash flow should be considered in addition to, rather than as a substitute for, net cash provided by operating activities as a measure of USBTC’s liquidity, which is a GAAP financial measure. USBTC believes the use of free cash flow provides an additional tool for investors and potential investors to use in evaluating its ongoing liquidity results and trends, but caution that free cash flow should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP.
The following material assumptions were made in arriving at USBTC’s projected financial information:
•
Approximately 35,000 miners operating at the beginning of January 2023, with the remaining 10,000 mining machines being delivered and energized at a third-party hosting facility at the beginning of February, no new mining sites built and $37.5 million of expansion capital expenditures incurred over the course of the first two years;

•
Expansion capital expenditures would be used primarily to acquire new miners, which would be deployed at third-party hosting facilities in order to mine Bitcoin, and expected to add 1.5 EH/s to USBTC’s hashrate once fully deployed;

•
Average Bitcoin price assumptions of $22,722 per Bitcoin in 2023, $39,764 per Bitcoin in 2024, and $45,444 per Bitcoin in 2025, with the increase in average Bitcoin price attributed to the next halving event forecasted to occur in April 2024;

•
Bitcoin total network hashrate assumptions of 275 EH/s in the initial month of the projection period, increasing to 327 EH/s in the last month, representing an approximate 0.50% sequential increase month over month, reflecting the trend of rising ASIC production;

•
Total USBTC installed mining hashrate of 4.6 EH/s in the second month of the projection period after full deployment of the remaining approximately 10,000 mining machines, increasing to 6.1 EH/s by February 2025, representing the impact of the full deployment of expansion capital expenditures;

•
Revenues generated from USBTC’s USMIO business were based on USBTC’s contracts as of January 2023 and were projected to be approximately $17.0 million annually, consisting of a mixture of fixed fees and variable incentives related to onboarding new hosting clients and energy management;

•
USBTC generated approximately $7.0 million in annual revenue related to the resale of mining equipment and infrastructure assets;

•
Approximately 23,000 mining machines are hosted at a third-party facility for $60/MWh, increasing to approximately 34,000 mining machines by February 2025, representing the impact of the full deployment of expansion capital expenditures;

•
Cost of power assumptions at USBTC’s Alpha and Echo sites based on publicly available forward curves produced by third parties and national trading exchanges; and

•
Assumptions that in the normal course of business, USBTC will manage its liquidity and cash flow position to ensure it is able to meet all of its ongoing obligations. Options available to USBTC to fund its operations may include, but are not limited to, selling a portion of its Bitcoin mined, selling a portion of its Bitcoin holdings, or capital raised through debt or equity.

USBTC believes that the material assumptions described above were reasonable at the time the projected financial information was prepared. The assumptions that management of USBTC made in preparing the foregoing projected financial information may not reflect actual future conditions. The estimates and assumptions underlying the projected financial information involve judgments with respect to, among other things, risks and uncertainties relating to USBTC’s business, industry performance, digital asset market conditions, the competitive environment, changes in technology, and general business and economic conditions. Various assumptions underlying the foregoing projected financial information may prove to not have been, or may no longer be, accurate. Specifically, the projected financial information did not take into account the average price of Bitcoin and the Bitcoin total network hash rate having increased to levels higher than what was assumed when the projected financial information was prepared. The projections are also subject to significant uncertainty given (i) the passage of time since they were first formulated, and (ii) broad market volatility in the digital asset markets. Therefore, USBTC’s management does not believe that the projected financial information included herein should be relied upon as a current forecast of the near-term results that USBTC may achieve. Except as may be required in order to comply with applicable securities laws, none of USBTC or any of its representatives intend to update, or otherwise revise, the above projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or change. In addition, the above projected financial information does not reflect the impact of the Business Combination, nor does it take into account the effect of any failure of the Business Combination to occur.
Certain Financial Projections Related to the Combined Company, New Hut
Using the Management Projections — Hut 8 and the Management Projections — USBTC, Hut 8 and their respective managements prepared financial projections for the combined company, New Hut, after completion of the Business Combination for the fiscal years ending December 31, 2023 through 2025, referred to above as the “Management Projections — New Hut”. The Board utilized these financial projections in connection with its review and evaluation of the Business Combination, and Hut 8’s financial advisors were provided these projections for their use and reliance in connection with their respective financial analyses and opinions. See the sections in this Circular entitled “Description of the Business Combination — Fairness Opinion of Stifel GMP” and “Description of the Business Combination — Fairness Opinion of Kroll, LLC”. The projected financial information relating to New Hut was prepared by Hut 8 and USBTC management in January 2023 based on assumptions believed to be reasonable and that, at the time, reflected the best available estimates of the future financial performance of New Hut.

The forecasted financial information contained in this section was not prepared for public disclosure. The inclusion of this projected financial information should not be regarded as an indication that any of New Hut, Hut 8, the Board or Hut 8’s financial advisors or any other recipient of this information considered, or now considers, such projected financial information to be necessarily predictive of actual future results, and this projected financial information should not be relied upon as such.
The projected financial information was based on numerous variables, qualitative estimates and assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Such estimates and assumptions are inherently uncertain and may be beyond the control of Hut 8, USBTC and New Hut. The projected financial information constitutes forward-looking statements, and important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, closing of the Business Combination and the timing thereof, the ability to successfully integrate Hut 8 and USBTC, New Hut’s ability to obtain power at each of its operational sites at favorable rates and ability to maintain operations at its existing operational sites and relocate and re-energize the miners from Hut 8’s North Bay site, volatility in the price of Bitcoin and the state of the market for digital assets generally, and other factors described under the captions “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in this Circular. You are encouraged to review the risks and uncertainties described under these captions in this Circular. The projected results may not be realized and the actual results may be significantly higher or lower than estimated. Since the projected financial information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, the projected financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
On January 28, 2023, Hut 8 provided Stifel GMP and Kroll with certain projected financial information relating to New Hut’s revenue, year-over-year revenue growth, Adjusted EBITDA and Adjusted EBITDA margin. This projected financial information is summarized in the table below and does not take into account any circumstances or events occurring after the date it was provided. See “Cautionary Statement Regarding Forward-Looking Statements”.
$ (in thousands of U.S. dollars)	2023E	2024E	2025E
Revenue	176,959	220,771	222,953
Year-over-Year Revenue Growth	—	25%	1%
Adjusted EBITDA(1)	62,647	84,184	79,671
Adjusted EBITDA Margin(2)	35%	38%	36%

(1)
Adjusted EBITDA is a non-IFRS measure and is calculated as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by depreciation and amortization embedded in the equity in earnings (losses) from New Hut’s unconsolidated joint venture, the removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented.

(2)
Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of total revenue.

The financial projections include Adjusted EBITDA and Adjusted EBITDA Margin, both of which are non-GAAP financial measures. These measures were included in the financial projections because they were believed to be useful in evaluating, on a prospective basis, the potential operating performance of New Hut’s business. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the financial projections may not be comparable to similarly titled amounts used by other companies.
The following material assumptions were made in arriving at New Hut’s projected financial information:
•
The Business Combination was assumed to close in June 2023;

•
Hut 8’s North Bay site would come back online in April 2023, all other mining sites of Hut 8 and USBTC are operating, no new mining sites are built and $50.0 million of expansion capital expenditures would be incurred over the course of the first two years;

•
Expansion capital expenditures would be used primarily to acquire new miners, which would be deployed at Hut 8 and USBTC’s existing sites’ available capacity in order to mine Bitcoin, and are expected to add 2 EH/s to New Hut’s hashrate once fully deployed;

•
Average Bitcoin price assumptions of $22,722 per Bitcoin in 2023, $39,764 per Bitcoin in 2024, and $45,444 per Bitcoin in 2025, with the increase in average Bitcoin price attributed to the next halving event forecasted to occur in April 2024;

•
Bitcoin total network hashrate assumptions of 275 EH/s in the initial month of the projection period, increasing to 327 EH/s in the last month, representing an approximate 0.50% sequential increase month over month, reflecting the trend of rising ASIC production;

•
Revenues generated from USBTC’s USMIO business were based on USBTC’s contracts as of January 2023 and were projected to be approximately $17.0 million annually, consisting of a mixture of fixed fees and variable incentives related to onboarding new hosting clients and energy management;

•
USBTC generated approximately $7.0 million in annual revenue related to the resale of mining equipment and infrastructure assets;

•
Total New Hut installed mining hashrate of 5.6 EH/s in the initial month of the projection period, increasing to 9.0 EH/s in the second half of 2024, representing the impact of the full deployment of expansion capital expenditures, delivery of existing miner orders, and Hut 8’s existing North Bay site coming back online;

•
Assumed additional growth in Hut 8’s high performance computing business due to the impact of web 3.0 and blockchain projects expected to be launched in 2023, contributing approximately $600,000 of Adjusted EBITDA per year in 2024 and 2025;

•
An assumption that Hut 8 will restart its yield enhancement program in the second half of 2023, putting 2,000 Bitcoin on loan at a 3.0% yield to generate additional income;

•
Cost of power assumptions at each site based on regionally available historic information, publicly available forward curves produced by third parties, each site’s individual specifications and ability to manage load, as well as the gradual normalization of costs assumptions to the respective long term expectation over the projection period; and

•
Assumptions that in the normal course of business, New Hut will manage its liquidity and cash flow position to ensure it is able to meet all of its ongoing obligations. Options available to New Hut to fund its operations may include, but are not limited to, selling a portion of its Bitcoin mined, selling a portion of its Bitcoin holdings, or capital raised through debt or equity.

Each of Hut 8, USBTC and New Hut management believes that the material assumptions described above were reasonable at the time the prospective financial information was prepared. The assumptions made in preparing the foregoing projected financial information may not reflect actual future conditions. The estimates and assumptions underlying the projected financial information involve judgments with respect to, among other things, risks and uncertainties relating to closing of the Business Combination and timing thereof, New Hut, Hut 8 and USBTC’s businesses, industry performance, digital asset market conditions, the competitive environment, changes in technology, and general business, economic and regulatory conditions. Various assumptions underlying the foregoing projected financial information may prove to not have been, or may no longer be, accurate. Specifically, the projected financial information did not take into account the remediation efforts at Hut 8’s Drumheller site, the continued shut down of Hut 8’s North Bay site and Hut 8’s attempt to relocate and re-energize the miners from Hut 8’s North Bay site at a different location, delay’s in Hut 8’s expansion capital expenditures, or the deferral of the restart of Hut 8’s yield enhancement program. In addition, the average price of Bitcoin and the Bitcoin total network hash rate have increased to levels higher than what was assumed when the projected financial information was prepared in January 2023. Therefore, Hut 8 and USBTC’s management do not believe that the projected financial information included herein should be relied upon as a reliable current forecast of the near-term results that New Hut, Hut 8, and USBTC may achieve. Except as may be required in order to comply with applicable securities laws, none of New Hut, Hut 8, USBTC or any of their respective representatives intend to update, or otherwise revise, the projected financial information, or the specific portions presented, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or change.
The Arrangement and Plan of Arrangement
The Arrangement will be implemented in accordance with and subject to the terms and conditions of the Business Combination Agreement, the Plan of Arrangement, the Interim Order and the Final Order.
Under the Plan of Arrangement, commencing at the Arrangement Effective Time, each of the events set out below shall occur, and shall be deemed to occur, in the following order, all as more particularly provided for in the Plan of Arrangement:
•
The notice of articles of Hut 8 Holdings Inc. shall be altered so that Hut 8 Holdings Inc. shall become an unlimited liability company.

•
The capital of the common shares of Hut 8 Holdings Inc. shall be reduced to C$1.00 in the aggregate, without any payment thereon.

•
Hut 8 and Hut 8 Holdings Inc. shall be amalgamated and shall continue as one limited company under the name “Hut 8 Mining Corp.”. The notice of articles and articles of the amalgamated corporation will be the notice of articles and articles of Hut 8. The issued and outstanding Hut 8 Shares immediately prior to the Arrangement Effective Time will continue to be the issued and outstanding common shares in the capital of the amalgamated corporation. The common shares of Hut 8 Holdings Inc. issued and outstanding immediately prior to the Arrangement Effective Time will be cancelled without any repayment of capital. The registered office of Hut 8 will become the registered office of Hut 8 Amalco, and all the rights and liabilities of Hut 8 and Hut 8 Holdings Inc. will become the rights and liabilities of Hut 8 Amalco.

•
Each Hut 8 Share held by a Dissenting Shareholder in respect of which such Dissenting Shareholder has validly exercised Dissent Rights and is ultimately determined to be entitled to be paid the fair value of such Hut 8 Share (a “Dissent Share”) shall be transferred to Hut 8 for cancellation.

•
Each Hut 8 Share (other than a Dissent Share) shall be exchanged for that number of New Hut Shares equal to the Hut 8 Exchange Ratio, being 0.2000 of a New Hut Share for each Hut 8 Share.

•
Concurrently, (a) each outstanding Hut 8 Option shall be exchanged for an option to acquire New Hut Shares, as more particularly provided for in the Plan of Arrangement, and (b) each outstanding Hut 8 RSU and each outstanding Hut 8 DSU shall be adjusted so that upon settlement the holder shall be entitled to receive, instead of a Hut 8 Share or the cash equivalent of one Hut 8 Share, either (i) a cash payment equal to the product obtained when the Market Value (as defined in the Plan of Arrangement) of one New Hut Share is multiplied by the Hut 8 Exchange Ratio, or (ii) that number of New Hut shares equal to the Hut 8 Exchange Ratio, or (iii) a combination of cash and New Hut Shares, based on the terms in the Plan of Arrangement.

•
The Hut 8 Warrants will be adjusted in accordance with their terms, so that upon exercise a holder of a Hut 8 Warrant will instead be entitled to receive New Hut Shares in lieu of Hut 8 Shares, all as more specifically provided in the Plan of Arrangement.

•
The Hut 8 ESPP shall be terminated.

The Merger
On the Effective Date, immediately following the filing of the Arrangement Filings with the Registrar and the completion of the Arrangement, USBTC and Merger Subco shall file the Articles of Merger with the Nevada Secretary of State. The Merger shall become effective at the time the Articles of Merger are duly filed with the Nevada Secretary State (or at such later time permitted under the NRS as USBTC and Hut shall agree and specify in the Articles of Merger) (the “Merger Effective Time”).
At the Merger Effective Time, Merger Subco shall merge with and into USBTC. As a result of the Merger, the separate corporate existence of Merger Subco shall cease and USBTC shall continue as the Surviving Corporation. All property, rights, privileges, and other similar authorities shall vest in the Surviving Corporation, and all debts, liabilities, and other obligations shall be debts, liabilities and other obligations of the Surviving Corporation.
The articles of incorporation and bylaws of USBTC shall be amended and restated to be in substantially the form of articles of incorporation and bylaws of Merger Subco as in effect immediately prior to the Merger Effective Time and shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended. The directors and officers of Merger Subco immediately prior to the Merger Effective Time shall be the directors and officer of the Surviving Corporation until their respective successors are duly appointed or elected.
USBTC will, promptly following the date of effectiveness of the Registration Statement under U.S. Securities Laws, seek to obtain the USBTC Stockholder Approval in accordance with the USBTC Organizational Documents pursuant to the USBTC Consent. USBTC will prepare and complete, in consultation with Hut 8, the USBTC Information Statement together with any other documents required by law in connection with the USBTC Consent and the Merger. The USBTC Information Statement shall include (i) an advance notice statement to the USBTC Stockholders; (ii) a statement that the USBTC Board has unanimously, after consultation with its legal and financial advisors, determined that the Merger is in the best interest of USBTC and the USBTC Stockholders, and a recommendation that the USBTC Stockholders vote in favour of the USBTC Resolution; (iii) and a statement that each of the directors and officers of USBTC or Persons who are a party to the USBTC Support Agreement intends to vote all of their USBTC Stock in favour of the USBTC Resolution. Hut 8 will provide to USBTC in writing all information concerning Hut 8 reasonably requested by USBTC to be included in the USBTC Information Statement or other related documents.
Timing for Completion of the Business Combination
Hut 8 and USBTC currently expect the Business Combination to close in the third quarter of 2023, subject to the receipt of required Court orders and regulatory approvals and the satisfaction (or, to the extent permitted by applicable law, waiver) of the other conditions to the Business Combination contained in the Business Combination Agreement. However, it is possible that factors outside the control of Hut 8 and USBTC could require Hut 8 and USBTC to complete the Business Combination at a later time or not complete the Business Combination at all.
Interests of Hut 8’s Directors and Management in the Business Combination
Certain of Hut 8’s directors and executive officers may have interests in the Business Combination that may be different from or in addition to the interests of Hut 8 securityholders generally. The Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and in overseeing the negotiation of, the Business Combination and in approving the Business Combination Agreement and Plan of Arrangement. These interests may include, among other things, the interests described below:
Equity Awards
Directors
As part of Hut 8’s director compensation program, non-employee directors receive awards of Hut 8 DSUs, which are rights to receive Hut 8 Shares, a cash payment based on the value of Hut 8 Shares or a combination of the foregoing, upon the payment date described in the underlying agreement. Certain of the Hut 8 DSUs awarded to directors are subject to a vesting schedule, contingent upon the director’s continued service on the Board. Pursuant to the terms of the Business Combination Agreement and Plan of Arrangement, the Hut 8 DSUs will be adjusted so as to be payable in New Hut Shares (or a cash equivalent or combination) with an aggregate intrinsic value equal to the aggregate intrinsic value of the Hut 8 DSUs immediately prior to the effective time of the Arrangement.
One member of the Board, Joseph Flinn, also holds 115,000 vested Hut 8 Options with a per-share exercise price of C$5.00; such Hut 8 Options will be automatically exchanged for Hut 8 Replacement Options with an aggregate intrinsic value equal to the aggregate intrinsic value of the corresponding Hut 8 Options immediately prior to the effective time of the Arrangement; those Hut 8 Replacement Options will continue to be vested.
The following chart sets forth a summary of the Hut 8 DSUs and Hut 8 Options held by the non-employee members of the Board as of August 10, 2023.

Director	Hut 8 DSUs	Hut 8 Options
Rick Rickertsen Florida, United States	55,402	—
Bill Tai California, United States	122,280	—
Alexia Hefti Abu Dhabi, United Arab Emirates	68,515	—
Joseph Flinn Halifax, Canada	122,280	115,000
Executive Officers
Hut 8’s executive officers hold Hut 8 RSUs. In connection with the Business Combination, such Hut 8 RSUs will be adjusted so as to be payable in New Hut Shares (or a cash equivalent or combination) with an aggregate intrinsic value equal to the aggregate intrinsic value of such Hut 8 RSUs immediately prior to the effective time of the Arrangement, but will otherwise generally remain subject to their existing terms and conditions (including vesting; there will not be any accelerated vesting of Hut 8 RSUs awards in connection with the Business Combination).
The following chart sets forth a summary of the Hut 8 RSUs held by the Hut 8 executive officers (including their vesting status) as of August 10, 2023. There are no Hut 8 DSUs or Hut 8 Options held by Hut 8 executive officers.
Executive	Hut 8 RSUs (all unvested)
Jaime Leverton Ontario, Canada	3,516,198
Shenif Visram Ontario, Canada	500,000
Erin Dermer Ontario, Canada	667,241
James Beer Ontario, Canada	667,241
Suzanne Ennis Ontario, Canada	667,241
Joshua Rayner Ontario, Canada	394,828
Aniss Amdiss Ontario, Canada	677,241
Executive Employment Agreements
Certain executive officers of Hut 8 are parties to employment agreements with Hut 8 which provide for severance benefits upon a qualifying termination of employment (by Hut 8 without cause or by the executive for good reason), including in connection with a change in control (although the severance benefits payable to such executives do not vary based upon whether or not the qualifying termination of employment is in connection with a change in control and the Business Combination may or may not result in a change in control of Hut 8). Upon such a qualifying termination, the executive will generally be entitled (in addition to accrued compensation and expense reimbursement) to the following in connection with termination: (i) any bonus awarded in the year preceding the year of termination, if not yet paid, (ii) a pro-rata bonus, to the extent earned, for the year of termination (except in the cases of Mr. Visram, for whom the bonus payment is 100% of his target annual bonus, and Mr. Amdiss, for whom the bonus payment is 75% of his target annual bonus), (iii) payment of base salary with respect to a period of either 9 months (for Mr. Amdiss) or twelve months (for the other executives) following the date of termination, and (iv) certain benefit continuation entitlements. The following chart sets forth a summary of the estimated severance payments and benefits to which the Hut 8 executive officers in the event of a qualifying termination, whether or not in connection with the Business Combination:
	Payment in Respect of Bonus(1)	Severance	Total
Jaime Leverton	$125,000	$500,000	$625,000
James Beer	$66,249	$265,000	$331,249
Shenif Visram	$275,000	$275,000	$550,000
Aniss Amdiss	$220,833	$220,833	$441,666
Erin Dermer	$56,250	$225,000	$281,250
Suzanne Ennis	—	$7,692	$7,692
Joshua Rayner	$50,000	$200,000	$250,000

(1)
Assumes a qualifying termination as of March 31, 2023 for executives other than Mr. Visram and Mr. Amdiss.

New Agreements
Subject to the provisions of the Business Combination Agreement, certain executive officers of Hut 8 are expected to enter into new agreements or compensation arrangements in connection with the Business Combination, before the consummation of the Business Combination, including, without limitation, with respect to cash compensation, short and long term incentives, severance or other employment terms and conditions. No such agreements or arrangements have been entered into as of the date hereof and the terms of any such new agreement or arrangement cannot be determined at this time.
Indemnification and Liability Insurance
The Business Combination provides that prior to the Effective Date, Hut 8 and USBTC shall purchase customary non-cancellable and fully pre-paid “tail” policies of directors’ and officers’ liability, employment practices liability and fiduciary liability insurance providing protection no less favorable in the aggregate to the protection provided by the policies maintained by Hut 8 or USBTC and any of their respective subsidiaries, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage and that if such insurance coverage is unavailable, then as promptly as practicable following the consummation of the transaction, New Hut will, or if the cost of such a tail policy will exceed such amount, will cause Hut 8 and USBTC and any of their respective subsidiaries, to purchase such tail policies with the best available insurance coverage whose cost will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage. New Hut will, or will cause Hut 8 and USBTC and any of their respective subsidiaries, to, continuously maintain such tail policies in full force and effect without any reduction in scope or coverage for six (6) years from the Effective Date and to abide by their obligations thereunder.
The Business Combination Agreement provides that, from and after the effective time, New Hut agrees that it shall cause Hut 8 and USBTC to honor all rights to indemnification or exculpation presently existing in favor of present and former officers and directors of Hut 8 and USBTC and any of their respective subsidiaries, each referred to as an indemnified party, as of the Effective Date to the extent such indemnified parties have been provided under applicable law, the organizational documents of Hut 8 and USBTC and any of their respective subsidiaries, or under any indemnification agreements in existence and made available as of 12:00 p.m. EST on February 5, 2023. New Hut acknowledges that such rights shall survive the consummation of the transaction and shall continue in full force and effect and shall not be amended in any manner adverse to such indemnified parties for at least six (6) years following the Effective Date.
Multilateral Instrument 61-101
Hut 8 is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure fair and equal treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding “interested parties” or “related parties” (as such terms are defined in MI 61-101), independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as such term is defined in MI 61-101) that terminate the interests of securityholders without their consent and related party transactions in circumstances where a related party is entitled to consideration for security that is not identical in amount and form to the entitlement of shareholders generally or is entitled to a “collateral benefit” (as such term is defined in MI 61-101). If the transaction were a “business combination”, MI 61-101 would require that, in addition to the approval of the transaction by at least two-thirds of the votes cast by all shareholders present or represented by proxy at a shareholders meeting, the transaction would also require the approval of a simple majority of the votes cast by shareholders, excluding votes cast in respect of shares held by “related parties” who receive a “collateral benefit” as a consequence of the transaction.
A “collateral benefit” includes any benefit that a “related party” of Hut 8 is entitled to receive as a consequence of the Business Combination, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to services as an employee, director or consultant of Hut 8. MI 61-101 excludes from the meaning of “collateral benefit” a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada or securities of the same class, as well as certain benefits to a related party that is received solely in connection with the related party’s service as an employee, director or consultant of the issuer, of an affiliated entity of the issuer or of a successor to the business of the issuer where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transactions; (b) the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) the related party and his or her associated entities beneficially owns, or exercises control or direction over, less than 1% of each class of the outstanding securities of the issuer.
In connection with the Business Combination, Hut 8’s outstanding incentive awards will be treated as set forth under “The Business Combination Agreement — Treatment of Hut 8 Securities; Plan of Arrangement” in this Circular, and certain officers of Hut 8 are entitled to certain rights upon and/or following a change in control followed by a termination or resignation as set forth under “Description of the Business Combination —  Interests of Hut 8’s Directors and Management in the Business Combination” in this Circular. Hut 8 has considered whether these entitlements may constitute a “collateral benefit” for purposes of MI 61-101, such that the Business Combination would therefore constitute a “business combination” under MI 61-101. Hut 8 has determined that none of these entitlements is a “collateral benefit” for the purposes of MI 61-101 as, among other things, each Hut 8 recipient thereof beneficially owns, or exercises control or direction over, less than 1% of Hut 8’s outstanding equity securities and the full particulars of the entitlements have been disclosed herein. Hut 8 has also determined that no related party of Hut 8 is entitled to consideration for its Hut 8 Shares that is not identical in amount and form to the entitlement of the Hut 8 Shareholders generally. Accordingly, the Business Combination is not considered to be a “business combination” in respect of Hut 8, and as a result, no “minority approval” is required for the Hut 8 Resolutions. In addition, since the Business Combination does not constitute a “business combination” under MI 61-101, no formal valuation of Hut 8 is required for the Business Combination under MI 61-101.
To the knowledge of the directors and executive officers of Hut 8, as at the date hereof, no Persons or companies beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Hut 8 Shares. Accordingly, no determination is required to be made by the Board as to whether such Hut 8 Shareholders will receive any benefits or payments that fall within the definition of “collateral benefit” for the purposes of MI 61-101.
Court Approval
Interim Order
The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. Prior to the mailing of this Circular, Hut 8 obtained the Interim Order providing for the calling and holding of the Meeting, the grant of Dissent Rights and other procedural matters. A copy of the Interim Order is attached hereto as “Schedule “F” — Interim Order”. A copy of the Notice of Hearing for the Final Order is attached hereto as “Schedule “G” — Notice of Hearing of Final Order”.
Hut 8 shall prepare, file and diligently pursue an application for the Interim Order which shall provide, among other things, (i) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting, and the manner for which notice is to be provided; (ii) the record date; (iii) that the requisite approval for the Arrangement Resolution shall be at least 66⅔% of the votes, and if applicable, a majority of the votes excluding votes attached to Hut 8 Shares held by interested parties; (iv) for the grant of Dissent Rights as contemplated under the Plan of Arrangement; (v) for the notice requirements with respect of the application to the Court for the Final Order; (vi) that the Meeting may be adjourned or postponed by Hut 8 without the need for additional Court approval; (vii) that the Meeting may be held in-person, virtually or hybrid; (viii) that in all other respects, Hut 8’s Organization Documents will apply to the Meeting; and (ix) that each Hut 8 Shareholder shall have the right to appear before the Court at the hearing to approve the Final Order.
In seeking the Interim Order, Hut 8 shall advise the Court of the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of New Hut Shares and Hut 8 Replacement Options issued pursuant to the Arrangement. Holders entitled to receive New Hut Shares or Hut 8 Replacement Options pursuant to the Arrangement will be advised that such shares and options have not been registered under the U.S. Securities Act.
Upon receipt of the Interim Order, Hut 8 will convene and conduct the Meeting in accordance with the terms of the Business Combination Agreement and the Interim Order. Hut 8 will use commercially reasonable efforts to solicit proxies in favor of the approval of the Hut 8 Resolutions and against any resolutions that are inconsistent with the completion of the Business Combination.
Final Order
If the Interim Order is obtained and the Hut 8 Resolutions are passed in accordance with the Business Combination Agreement, Hut 8 shall as soon as reasonably practical thereafter, and in any event, within three Business Days, take all steps necessary to submit the Arrangement to the Court for approval pursuant to the Final Order.
The hearing of Hut 8’s application for the Final Order is expected to take place on September 15, 2023 at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, or at any other date and time and by any method as the Court may direct. Any Hut 8 Shareholder who wishes to participate, appear, to be represented, and to present evidence or arguments at the hearing must file and serve a response to petition and satisfy the other requirements of the Court, as directed in the Interim Order and as the Court may direct in the future. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a response to the petition in compliance with the Interim Order will be given notice of the new date. Participation in the hearing of Hut 8’s application for the Final Order, including those who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.
At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. If the Court approves the Arrangement with amendments, depending on the nature of the amendments, Hut 8 or USBTC may determine not to complete the transaction contemplated by the Business Combination Agreement.
The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement (and determination of the fairness thereof), will constitute the basis for reliance on the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, with respect to the issuance and distribution of the New Hut Shares to be issued to the Hut 8 Shareholders pursuant to the Arrangement and with respect to the issuance and distribution of the Hut 8 Replacement Options to be issued to holders of Hut 8 Options. See “Description of the Business Combination — U.S. Securities Law Matters”.

Assuming the Final Order is granted and the other conditions to closing contained in the Business Combination Agreement are satisfied or waived to the extent legally permissible, then Hut 8 will file the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order to give effect to the Arrangement.
USBTC may make submissions on the hearing for a motion for the Interim Order and the application for the Final Order, provided that USBTC advises Hut 8 of the nature of such submissions prior to the hearing and such submissions are consistent with the Business Combination Agreement and the Plan of Arrangement.
Shareholder Approvals
Arrangement Resolution
Pursuant to the Interim Order, unless varied by the Court, the Arrangement Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast on the Arrangement Resolution by the Hut 8 Shareholders present in person or represented by proxy at the Meeting. The Arrangement Resolution must receive such shareholder approval in order for Hut 8 to seek the final approval of the Final Order and implement the Arrangement in accordance with the Final Order. See “Schedule “C” — Arrangement Resolution” and “Business of the Meeting — Arrangement Resolution”.
New Hut Resolution
The New Hut Resolution must be approved by a simple majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy at the Meeting. The New Hut Resolution is required pursuant to section 611 of the TSX Company Manual, as the number of New Hut Shares to be issued to the USBTC Stockholders pursuant to the Business Combination exceeds 25% of the number of Hut 8 Shares issued and outstanding. Should the Hut 8 Shareholders fail to approve the New Hut Resolution by the requisite majority, the Business Combination will not be completed. See “Schedule “D” — New Hut Resolution” and “Business of the Meeting — New Hut Resolution”.
Incentive Plan Resolution
The Incentive Plan Resolution must be approved by a simple majority of the votes cast by the Hut 8 Shareholders present in person or represented by proxy at the Meeting. The Incentive Plan Resolution is required pursuant to section 613 of the TSX Company Manual, as a listed company is generally required to obtain approval in connection with the institution and amendment of all security based compensation arrangements. Should the Hut 8 Shareholders fail to approve the Incentive Plan Resolution by the requisite majority, the Business Combination will not be completed. See “Schedule “E” — Incentive Plan Resolution” and “Business of the Meeting — Incentive Plan Resolution”.
USBTC Resolution
Pursuant to the USBTC Articles, the Merger must be approved by at least (i) a majority of the voting power of the outstanding USBTC capital stock, voting together as a single class on an as-converted basis, as applicable, and (ii) separately, the holders of a majority of the outstanding shares of the Series A preferred stock (voting together as a single and separate class on an as-converted basis) including the affirmative vote of JHS Bitcoin Mining LLC.
Following the effectiveness of the Registration Statement, USBTC intends to solicit the USBTC Stockholder Approval by way of a written consent of the USBTC Stockholders.
USBTC cannot provide assurance that the USBTC Stockholder Approval will be obtained or will not result in the delay or abandonment of the Business Combination.
Letter of Transmittal
A Letter of Transmittal has been mailed, together with this Circular, to each Person who was a registered holder of Hut 8 Shares on the Record Date. Each registered Hut 8 Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying certificate(s) and/or DRS advice(s) representing Hut 8 Shares, if any, and all other required documents, in order to receive the New Hut Shares to which such Hut 8 Shareholder is entitled under the Arrangement. It is recommended that the Hut 8 Shareholders complete, sign and return the Letter of Transmittal with accompanying certificate(s) and/or DRS advice(s) representing their Hut 8 Shares, if any, to the Depositary as soon as possible. Registered Hut 8 Shareholders that hold their Hut 8 Shares in book-entry or other uncertificated form may deliver their Hut 8 Shares to the Depositary by noting their respective holder account number(s) in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal.
Any Letter of Transmittal, once deposited with the Depositary, will be irrevocable and may not be withdrawn by a Hut 8 Shareholder, except that all Letters of Transmittal will be automatically revoked if the Depositary is notified in writing by Hut 8 and USBTC that the Business Combination Agreement has been terminated. If a Letter of Transmittal is automatically revoked, the certificate(s) and/or DRS advice(s) representing the Hut 8 Shares, if any, received with the Letter of Transmittal will be promptly returned to the registered Hut 8 Shareholder submitting the same to the address specified in the Letter of Transmittal.

Whether or not the Hut 8 Shareholders forward the share certificate(s) and/or DRS advice(s) representing their Hut 8 Shares, upon implementation of the Arrangement the Hut 8 Shareholders will, as of the Arrangement Effective Time, cease to be holders of Hut 8 Shares and will only be entitled to receive that number of New Hut Shares to which they are entitled under the Arrangement or, in the case of the Hut 8 Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Hut 8 Shares in accordance with the dissent procedures. See “Dissenting Shareholder Rights”.
Regulatory Matters
The Parties are required to execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental entity, whether federal, state, local or foreign, that may be reasonably required, or that Hut 8 or USBTC may reasonably request, in connection with the Business Combination.
Neither Hut 8 nor USBTC can provide assurance that any such regulatory approvals will not result in the delay or abandonment of the Business Combination.
U.S. Regulatory Approvals
Under the HSR Act, Hut 8 and USBTC cannot consummate the mergers until Hut 8 and USBTC have notified the Department of Justice’s Antitrust Division and the Federal Trade Commission of the mergers and furnished them with certain information and materials relating to the mergers and the applicable waiting period has terminated or expired. Hut 8 and USBTC filed the required notifications with the Antitrust Division and the United States Federal Trade Commission on February 8, 2023, and the waiting period expired on March 10, 2023. The expiration of the waiting period means the Parties have satisfied the regulatory requirements under the HSR Act.
In connection with the Business Combination, the Parties have submitted an application to Nasdaq regarding the listing of the New Hut Shares that will be issued under the Arrangement or registered pursuant to the Registration Statement.
Canadian Regulatory Approvals
The Business Combination is subject to the receipt of the approval of the TSX, which includes the listing of New Hut Shares that will be issued under the Arrangement (including any New Hut Shares issuable upon the exercise of any convertible securities of New Hut) or registered pursuant to the Registration Statement, in each case subject only to customary listing conditions and post-closing deliveries.
See “Description of the Business Combination — Court Approval” above for Court approvals required in connection with the Business Combination.
Competition Act
The Competition Act requires that certain classes of transactions be notified to the Commissioner and the Business Combination constitutes such a Notifiable Transaction.
Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties of a Supplementary Information Request. In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion of the transaction at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that the Commissioner does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act.
Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an ARC or a “no-action” letter, which may be issued by the Commissioner in respect of a proposed transaction if he is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction under Section 92 of the Competition Act. Parties applying for an ARC or “no-action” letter can seek a waiver under paragraph 113(c) from filing the prescribed information pursuant to subsection 114(1) of the Competition Act. The Parties applied to the Commissioner for an ARC or a “no-action” letter and a waiver under paragraph 113(c) of the Competition Act on February 13, 2023. On March 8, 2023, the Commissioner issued a “no action” letter to Hut 8 in respect of the Business Combination. Receipt of the “no-action” letter constitutes the Competition Act Approval under the Business Combination Agreement.
Stock Exchange Listing
Hut 8 and USBTC expect to obtain approval to list the New Hut Shares to be issued pursuant to the Business Combination Agreement on Nasdaq and the TSX, which approval is a condition to the Closing. Accordingly, the Parties have submitted an application to Nasdaq and to the TSX to have the New Hut Shares to be issued pursuant to the Business Combination approved for listing on Nasdaq and the TSX under the symbol “HUT”.

New Hut Incentive Plan
In connection with the Business Combination, New Hut will adopt an omnibus equity incentive plan, to be established by New Hut prior to the Effective Date, which shall be substantially in the form of the Hut 8 Omnibus Incentive Plan, subject to such changes as Hut 8 and USBTC, each acting reasonably, may agree to (the “New Hut Incentive Plan”). See “Business of the Meeting — Incentive Plan Resolution”.
New Hut will also adopt the New Hut Legacy Plan for the purposes of governing the USBTC Replacement Options issued in connection with the Merger. No new equity-based incentive awards will be issued under the New Hut Legacy Plan. The New Hut Legacy Plan will be identical to the USBTC Equity Incentive Plan other than conforming changes to take into account the Merger. The Hut 8 Shareholders are not being asked to vote on or approve the New Hut Legacy Plan. Pursuant to the New Hut Legacy Plan, an aggregate 4,530,326 New Hut Shares may be issued pursuant to the exercise of USBTC Replacement Options, which is equal to the number of USBTC Stock underlying outstanding USBTC Options as of the date of this Circular multiplied by the USBTC Exchange Ratio (rounded down to the nearest whole share). Following completion of the Business Combination, the New Hut Shares issuable upon exercise of such USBTC Replacement Options will represent, in the aggregate, approximately 4.79% of the aggregate number of New Hut Shares issued and outstanding on a fully-diluted basis.
The Hut 8 RSUs and Hut 8 DSUs will continue to be governed by the Hut 8 Omnibus Incentive Plan on the same terms and conditions as were applicable to such Hut 8 RSUs and Hut 8 DSUs immediately prior to the Arrangement Effective Time, except that the market value of a Hut 8 RSU or Hut 8 DSU, as applicable, will be determined with reference to the market value of a New Hut Share multiplied by the Hut 8 Exchange Ratio.
As of the date of this Circular, assuming each of the Hut 8 Resolutions are approved at the Meeting and the Business Combination was completed using the Hut 8 Exchange Ratio: (i) 23,000 Hut Replacement Options will be issued and outstanding, representing 23,000 underlying New Hut Shares; (ii) 1,479,665 Hut 8 RSUs will be issued and outstanding, representing 1,479,665 underlying New Hut Shares; (iii) 73,695 Hut 8 DSUs will be issued and outstanding, representing 73,695 underlying New Hut Shares; and (iv) 1,895 Hut 8 Warrants will be issued and outstanding, representing 1,895 underlying New Hut Shares, which will represent, in the aggregate, approximately 1.66% of the aggregate number of New Hut Shares issued and outstanding on a fully-diluted basis.
Dissent Rights
Registered holders of Hut 8 Shares may exercise rights of dissent in connection with the Arrangement under Section 238 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, provided that the written objection to the Arrangement Resolution to be adopted by the Hut 8 Shareholders at the Meeting must be provided not later than 4:00 p.m. Toronto time two Business Days immediately preceding the date of the Meeting. See the section entitled “Dissenting Shareholder Rights”.
Canadian Securities Law Matters
Canadian Reporting Obligations of Hut 8 and New Hut
Hut 8 is a reporting issuer (or the equivalent) in all of the provinces and territories of Canada.
Upon completion of the Business Combination, the New Hut will become a reporting issuer in all of the provinces and territories of Canada by virtue of the completion of the Business Combination. New Hut will be permitted to satisfy certain of its Canadian statutory and financial reporting obligations by complying with applicable U.S. securities laws so long as certain conditions are satisfied, including the filing by New Hut with the relevant Canadian securities regulatory authorities copies of reports and other materials filed with the SEC.
Qualification — Resale of New Hut Shares
The issue of New Hut Shares pursuant to the Business Combination will constitute distributions of securities which are exempt from the prospectus requirements of the Canadian Securities Laws and, subject to the satisfaction of certain conditions, will not be subject to resale restrictions. Recipients of New Hut Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable Canadian Securities Laws.
There will be no restrictions on the first trade of New Hut Shares issued under the Business Combination, so long as New Hut continues to be a reporting issuer in any Canadian jurisdiction after the completion of the Business Combination, and provided that (i) such first trade is not a trade by a “control person”, (ii) no unusual effort is made to prepare the market or to create a demand therefor, (iii) no extraordinary commission or consideration is paid to a person or company in respect thereto, and (iv) if the selling shareholder is an insider or officer of New Hut, the selling shareholder has no reasonable grounds to believe that New Hut is in default of securities legislation.
U.S. Securities Law Matters
The Hut 8 Replacement Options and Hut 8 Consideration Shares issuable in exchange for Hut 8 Options and Hut 8 Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions under applicable state securities laws. The Court will be advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of such securities to the holders of Hut 8 Options and Hut 8 Shares, as applicable, pursuant to the Arrangement.
Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any security issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) of the U.S. Securities Act. As a result, the New Hut Shares issuable upon exercise of the Hut 8 Replacement Options issued in exchange for Hut 8 Options pursuant to the Arrangement may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to a registration statement under the U.S. Securities Act.
The New Hut Shares to be issued to the Hut 8 Shareholders pursuant to the Arrangement will be freely tradable under U.S. federal securities laws except by Persons who are, or within 90 days prior to the consummation of the Arrangement were, “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of New Hut. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any such New Hut Shares issued pursuant to the Arrangement and held by such an affiliate (or, if applicable, former affiliate) will be subject to certain restrictions on resale imposed by the U.S. Securities Act, such that they may not resell such securities in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemption contained in Rule 144.
The foregoing discussion is only a general overview of certain provisions of United States securities law matters applicable to the issuance of Hut 8 Replacement Options and New Hut Shares to holders of Hut 8 Options and Hut 8 Shares pursuant to the Plan of Arrangement. All recipients of such securities are urged to consult with counsel to ensure that any subsequent transfer of such securities or securities underlying such securities complies with applicable securities legislation.
Depositary
Prior to the Closing, New Hut will appoint Computershare Investor Services Inc., or another depositary mutually agreed to by Hut 8 and USBTC, as the depositary for purposes of exchanging certain consideration to be paid under the Business Combination Agreement.
After receipt by the Depositary from a Hut 8 Shareholder of (i) a Letter of Transmittal and (ii) the share certificate(s) and/or DRS advice(s) (if applicable) representing the holder’s Hut 8 Shares, New Hut will cause the Depositary, following completion of the Arrangement, to issue to such holder the number of New Hut Shares that such Hut 8 Shareholder has the right to receive pursuant to the Arrangement.
Share Ownership of New Hut Following the Business Combination
Based on the number of Hut 8 Shares and USBTC Stock issued and outstanding as of February 6, 2023, it is expected that upon completion of the Business Combination the former Hut 8 Shareholders collectively and former USBTC Stockholders collectively will each, as a group, hold approximately 50% of the common stock of New Hut on a fully-diluted in-the-money basis. To the knowledge of the directors and executive officers of Hut 8, as of the date hereof, it is not anticipated that any securityholder will own of record or beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the New Hut Shares following completion of the Business Combination.

The below chart illustrates the expected impact of the Hut 8 Exchange Ratio and the USBTC Exchange Ratio on a fully-diluted in-the-money basis, assuming the exercise of all fully vested in-the-money derivative securities that were outstanding on August 11, 2023:
Accounting Treatment of the Business Combination
The Business Combination will be accounted for using the acquisition method in accordance with U.S. GAAP. USBTC has preliminarily been identified as the “acquirer” and as a result will obtain control over Hut 8 upon consummation of the Business Combination. Pursuant to the Business Combination, New Hut, which is currently a wholly-owned subsidiary of USBTC incorporated for the purpose of effecting the Business Combination, will issue New Hut Shares to the Hut 8 Shareholders and the USBTC Stockholders to acquire 100% of the outstanding share capital of both Hut 8 and USBTC. The Business Combination will be carried out by exchanging equity interests and there is no other consideration being exchanged. The determination of the accounting acquirer where equity interests are exchanged is sometimes unclear, and in the case of the Business Combination requires consideration of factors such as the relative voting rights of the parties, existence of large minority interests, the composition of the governing body and senior management, terms of the exchange of the equity interests, relative sizes of the combining entities and other factors. The purchase consideration will be allocated to the fair value of the acquired assets and liabilities and will be based on management’s best estimate of the fair value based on currently available information. The actual amount allocated to certain identifiable assets could vary as the purchase price allocation is finalized. The preliminary assessment of the accounting acquirer is subject to evaluation and may be impacted by matters such as New Hut board rights related to tie-break votes, the relative fair values of USBTC and Hut 8 at Closing and other considerations set out in ASC 805. A change in the determination of the accounting acquirer would significantly impact the pro forma financial information included in this Circular as well as the actual accounting for the Business Combination at Closing.

THE BUSINESS COMBINATION AGREEMENT
Explanatory Note Regarding the Business Combination Agreement
The following section summarizes material provisions of the Business Combination Agreement, which is included as “Schedule “A” — Business Combination Agreement” of this Circular and is incorporated by reference herein in its entirety. The summary of the material provisions of the Business Combination Agreement below and elsewhere in this Circular is qualified in its entirety by reference to the Business Combination Agreement. This summary does not purport to be complete and may not contain all of the information about the Business Combination Agreement that is important to you. The rights and obligations of New Hut, Hut 8 and USBTC are governed by the Business Combination Agreement and not by this summary or any other information contained in or incorporated by reference into this Circular..
The terms of the Business Combination Agreement were the result of arm’s length negotiation between Hut 8 and USBTC, and their respective advisors. Capitalized terms used in the following section but not otherwise defined in this Circular shall have the respective meanings ascribed to such terms in the Business Combination Agreement, unless otherwise noted.
Structure of the Business Combination
On February 6, 2023, Hut 8, USBTC and New Hut entered into the Business Combination Agreement pursuant to which, among other things, (i) pursuant to the Arrangement (A) Hut 8 and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., will be amalgamated and continue as one British Columbia limited company (Hut 8 Amalco) under the BCBCA, with the capital of the amalgamated corporation being the same as the capital of Hut 8, and (B) following the Amalgamation, each Hut 8 Share (other than any Dissent Shares) will being exchanged for 0.2000 of a New Hut Share, and (ii) following the completion of the Arrangement, Merger Subco, a newly-formed direct wholly-owned Delaware subsidiary of New Hut, shall merge with and into USBTC, with each share of USBTC Stock being exchanged for 0.6716 of a New Hut Share in a merger executed in accordance with the relevant provisions of the NRS. As a result of the Business Combination, both Hut 8 and USBTC will become wholly-owned subsidiaries of New Hut. Based on the number of Hut 8 Shares and USBTC Stock issued and outstanding as of February 6, 2023, it is expected that upon completion of the Business Combination the former Hut 8 Shareholders, collectively, and the former USBTC Stockholders, collectively, will each, as a group, own approximately 50% of the New Hut Shares on a fully-diluted in-the-money basis.
The Business Combination Agreement does not contain any provision that would adjust the Hut 8 Exchange Ratio or the USBTC Exchange Ratio based on fluctuations in the market value of either company’s capital stock. Because of this, the implied value of the stock consideration to the Hut 8 Shareholders and the USBTC Stockholders will fluctuate between now and the completion of the Business Combination and will depend on the market value of New Hut Shares at the time the Business Combination is completed.
In connection with the execution of the Business Combination Agreement, certain directors and officers and such other Persons who are Hut 8 Shareholders or USBTC Stockholders have agreed to enter into Hut 8 Support Agreements and the USBTC Support Agreement, respectively, pursuant to which such directors, officers or Persons agree to vote all of their Hut 8 Shares or USBTC Stock in favor of the Hut 8 Resolutions and USBTC Resolutions, as applicable, as described in section entitled “The Support Agreements”.
Closing & Effective Time
Subject to obtaining the Final Order approving the Arrangement and the satisfaction of each of the conditions (other than the conditions that by their terms cannot be satisfied until the Effective Date) set out in the Business Combination Agreement, the Closing will occur on the date on which the Arrangement Filings are filed with the Registrar (the “Effective Date”), which date shall be no later than three Business Days after receipt of the Final Order of the Court approving the Arrangement (unless another date is agreed to in writing by the Parties).
Subject to the terms and conditions of the Business Combination Agreement, at the Closing and on the Effective Date, the Parties shall cause the consummation of the Arrangement and the Merger to occur in the following order: (i) Hut 8 shall cause the Arrangement Filings to be filed with the Registrar, and (ii) following the completion of the Arrangement, USBTC and Merger Subco shall cause the Articles of Merger to be filed with the Nevada Secretary of State. The Merger Effective Time shall not occur until after the completion of each of the steps of the Arrangement that commence upon the occurrence of the Arrangement Effective Time, being the time on the Effective Date the Arrangement Filings are filed with the Registrar.
The Arrangement
The Arrangement will be implemented in accordance with and subject to the terms and conditions of the Business Combination Agreement, the Plan of Arrangement, the Interim Order and the Final Order.
Pursuant to the Plan of Arrangement, commencing at the Arrangement Effective Time, each of the events set out below shall occur, and shall be deemed to occur, in the following order and sequence, in each case as more specifically provided for in the Plan of Arrangement:
•
The notice of articles of Hut 8 Holdings Inc. shall be altered so that Hut 8 Holdings Inc. shall become an unlimited liability company.

•
The capital of the common shares of Hut 8 Holdings Inc. shall be reduced to C$1.00 in the aggregate, without any payment thereon.

•
Hut 8 and Hut 8 Holdings Inc. shall be amalgamated and shall continue as one limited company under the name “Hut 8 Mining Corp.”. Upon the Amalgamation, the notice of articles and articles of Hut 8 will become the notice of articles and articles of Hut 8 Amalco, and the issued and outstanding Hut 8 Shares immediately prior to the Arrangement Effective Time will continue to be the issued and outstanding common shares in the capital of Hut 8 Amalco. The common shares of Hut 8 Holdings Inc. issued and outstanding immediately prior to the Arrangement Effective Time will be cancelled without any repayment of capital. The registered office of Hut 8 will become the registered office of Hut 8 Amalco, and all the rights and liabilities of Hut 8 and Hut 8 Holdings Inc. will become the rights and liabilities of Hut 8 Amalco.

•
Each Hut 8 Share held by a Dissenting Shareholder in respect of which such Dissenting Shareholder has validly exercised Dissent Rights and is ultimately determined to be entitled to be paid the fair value of such Hut 8 Share shall be transferred to Hut 8 for cancellation.

•
Each Hut 8 Share (other than a Dissent Share) shall be exchanged for that number of New Hut Shares equal to the Hut 8 Exchange Ratio, being 0.2000 of a New Hut Share for each Hut 8 Share.

•
Concurrently, (a) each outstanding Hut 8 Option shall be exchanged for an option to acquire New Hut Shares, as more particularly provided for in the Plan of Arrangement, and (b) each outstanding Hut 8 RSU and each outstanding Hut 8 DSU shall be adjusted so that upon settlement the holder shall be entitled to receive, instead of a Hut 8 Share or the cash equivalent of one Hut 8 Share, either (i) a cash payment equal to the product obtained when the Market Value (as defined in the Plan of Arrangement) of one New Hut Share is multiplied by the Hut 8 Exchange Ratio, or (ii) that number of New Hut shares equal to the Hut 8 Exchange Ratio, or (iii) a combination of cash and New Hut Shares, based on the terms in the Plan of Arrangement.

•
The Hut 8 Warrants will be adjusted in accordance with their terms, so that upon exercise a holder of a Hut 8 Warrant will instead be entitled to receive New Hut Shares in lieu of Hut 8 Shares, all as more specifically provided in the Plan of Arrangement.

•
The Hut EPSS shall be terminated.

The Interim Order
Hut 8 shall prepare, file and diligently pursue an application for the Interim Order which shall provide, among other things, (i) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting, and the manner for which notice is to be provided; (ii) the record date; (iii) that the requisite approval for the Arrangement Resolution shall be at least 66⅔% of the votes, and if applicable, a majority of the votes excluding votes attached to Hut 8 Shares held by interested parties; (iv) for the grant of Dissent Rights as contemplated under the Plan of Arrangement; (v) for the notice requirements with respect of the application to the Court for the Final Order; (vi) that the Meeting may be adjourned or postponed by Hut 8 without the need for additional Court approval; (vii) that the Meeting may be held in-person, virtually or hybrid; (viii) that in all other respects, Hut 8’s Organization Documents will apply to the Meeting; and (ix) that each Hut 8 Shareholder shall have the right to appear before the Court at the hearing to approve the Final Order.
In seeking the Interim Order, Hut shall advise the Court of the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of New Hut Shares and Hut 8 Replacement Options issued pursuant to the Arrangement. Holders entitled to receive New Hut Shares or Hut 8 Replacement Options pursuant to the Arrangement will be advised that such shares and options have not been registered under the U.S. Securities Act.
The Meeting
Upon receipt of the Interim Order, Hut 8 will convene and conduct the Meeting in accordance with the terms of the Business Combination Agreement and the Interim Order. Hut will use commercially reasonable efforts to solicit proxies in favor of the approval of the Hut 8 Resolutions and against any resolutions that are inconsistent with the completion of the Business Combination.
Hut 8 will consult with USBTC with regards to the Meeting and the record date of the Meeting. Hut will inform USBTC as to the aggregate tally of proxies with respect to the Hut 8 Resolutions, advise USBTC of any communication from any Person in opposition of the Arrangement, allow Representatives of USBTC to attend the Meeting, and provide USBTC with certain information of Hut 8 Shareholders as requested by USBTC. Hut 8 shall not change the record date for the Hut 8 Shareholders unless required by law or Court, or without the prior written consent of USBTC.
USBTC may move the Meeting date not later than ten Business Days after the originally scheduled date if it falls within the Matching Period for which USBTC may match a Superior Proposal received by Hut from a bona fide Person and which has not been obtained in breach of the Business Combination Agreement.
The Final Order
If the Interim Order is obtained and the Hut 8 Resolutions are passed in accordance with the Interim Order and Business Combination Agreement, Hut 8 shall as soon as reasonably practical thereafter, and in any event, within three Business Days, take all steps necessary to submit the Arrangement to the Court for approval pursuant to the Final Order.

USBTC may make submission on the hearing for a motion for the Interim Order and the application for the Final Order provided that USBTC advises Hut 8 of the nature of such submissions prior to the hearing and such submissions are consistent with the Business Combination Agreement and the Plan of Arrangement.
The Merger
On the Effective Date, immediately following the filing of the Arrangement Filings with the Registrar and the completion of the Arrangement, USBTC and Merger Subco shall file the Articles of Merger with the Nevada Secretary of State. The Merger shall become effective at the Merger Effective Time.
At the Merger Effective Time, Merger Subco shall merge with and into USBTC. As a result of the Merger, the separate corporate existence of Merger Subco shall cease and USBTC shall continue as the Surviving Corporation. All property, rights, privileges, and other similar authorities shall vest in the Surviving Corporation, and all debts, liabilities, and other obligations shall be debts, liabilities and other obligations of the Surviving Corporation.
The articles of incorporation and bylaws of USBTC shall be amended and restated to be in substantially the form of articles of incorporation and bylaws of Merger Subco as in effect immediately prior to the Merger Effective Time and shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended. The directors and officers of Merger Subco immediately prior to the Merger Effective Time shall be the directors and officer of the Surviving Corporation until their respective successors are duly appointed or elected.
USBTC will, promptly following the date of effectiveness of the Registration Statement under U.S. Securities Laws, seek to obtain the USBTC Stockholder Approval in accordance with the USBTC Organizational Documents pursuant to the USBTC Consent. USBTC will prepare and complete, in consultation with Hut 8, the USBTC Information Statement together with any other documents required by law in connection with the USBTC Consent and the Merger. The USBTC Information Statement shall include (i) an advance notice statement to the USBTC Stockholders; (ii) a statement that the USBTC Board has unanimously, after consultation with its legal and financial advisors, determined that the Merger is in the best interest of USBTC and the USBTC Stockholders, and a recommendation that the USBTC Stockholders vote in favour of the USBTC Resolution; (iii) and a statement that each of the directors and officers of USBTC or Persons who are a party to the USBTC Support Agreement intends to vote all of their USBTC Stock in favour of the USBTC Resolution. Hut 8 will provide to USBTC in writing all information concerning Hut 8 reasonably requested by USBTC to be included in the USBTC Information Statement or other related documents.
Treatment of Hut 8 Securities; Plan of Arrangement
Hut 8 Shares
Under the Plan of Arrangement, each Hut 8 Share (other than a Dissent Share) outstanding immediately prior to the Arrangement Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to New Hut, and in exchange thereof such holder shall be entitled to receive from New Hut for each such transferred Hut 8 Share that number of fully-paid and non-assessable New Hut Shares equal to the Hut 8 Exchange Ratio, being 0.2000 of a New Hut Share for each Hut 8 Share, all in accordance with the Plan of Arrangement.
Upon such transfer and exchange becoming effective, (i) a former holder of Hut 8 Shares will cease to be the holder thereof and shall only have the right to receive the New Hut Shares that such holder is entitled to receive pursuant to the Arrangement, and (ii) the former holders of such exchanged Hut 8 Shares shall be removed from Hut 8’s central securities register and New Hut will be the legal and beneficial owner of such transferred Hut 8 Shares.
Hut 8 Options
Under the Plan of Arrangement, each Hut 8 Option that is outstanding immediately prior to the Arrangement Effective Time shall be disposed of by the holder and cancelled, and as the sole consideration therefore New Hut shall grant such holder a Hut 8 Replacement Option entitling the holder to purchase that number of New Hut Shares equal to the product obtained when the number of Hut 8 Shares subject to the replaced Hut 8 Option immediately prior to the Arrangement Effective Time is multiplied by the Hut 8 Exchange Ratio, at an exercise per New Hut Share equal to the Hut 8 Replacement Option Exercise Price. The Hut 8 Replacement Options shall be governed by the New Hut Incentive Plan, and, other than the exercise price and number and kind of shares that may be purchased, shall otherwise have the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to the replaced Hut 8 Options immediately prior to the Arrangement Effective Time.
The exchange of Hut 8 Options for Hut 8 Replacement Options is intended to occur on a tax-deferred basis for Canadian and United States income tax purposes, as applicable. If necessary to satisfy the requirements of the Tax Act or the Code, the Plan of Arrangement provides that the Hut 8 Replacement Option Exercise Price shall automatically be adjusted so that the In-The-Money Amount of the Hut 8 Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the replaced Hut 8 Option immediately before such exchange.

Hut 8 RSUs and DSUs
Under the Plan of Arrangement and concurrently with the exchange of Hut 8 Options, the Hut 8 Omnibus Incentive Plan shall be amended and the terms of each Hut 8 RSU and Hut 8 DSU outstanding immediately prior to the Arrangement Effective Time shall be adjusted so that upon settlement of such Hut 8 RSU or Hut 8 DSU, the holder shall be entitled to receive, instead of the cash equivalent of one Hut 8 Share or a Hut 8 Share (or a combination of cash and Hut 8 Shares), either (i) a cash payment equal to the product obtained when the Market Value (as defined in the Plan of Arrangement) of one New Hut Share is multiplied by the Hut 8 Exchange Ratio, or (ii) that number of New Hut Shares equal to the Hut 8 Exchange Ratio, or (iii) a combination of cash and New Hut Shares, in each case as determined by Hut 8 or New Hut in its sole discretion. Apart from the foregoing amendments, the Hut 8 RSUs and Hut 8 DSUs outstanding immediately prior to the Arrangement Effective Time will continue to be governed by the Hut 8 Omnibus Incentive Plan on the same terms and conditions as were applicable to such Hut 8 RSUs and Hut 8 DSUs immediately prior to the Arrangement Effective Time.
Hut 8 Warrants
Each holder of a Hut 8 Warrant shall be entitled to receive, upon the exercise of such Hut 8 Warrant, in lieu of Hut 8 Shares, that number of New Hut Shares equal to the product obtained when the number of Hut 8 Shares subject to such Hut 8 Warrant immediately prior to the Arrangement Effective Time is multiplied by the Hut 8 Exchange Ratio, at an exercise per New Hut Share equal to the quotient obtained when the exercise price per Hut 8 Share under such Hut 8 Warrant is divided by the Hut 8 Exchange Ratio (with the aggregate exercise price rounded up to the nearest whole cent). No fractional New Hut Shares will be issued upon exercise of a Hut 8 Warrant, and the aggregate number of New Hut Shares issuable on any such exercise will be rounded down to the nearest whole number.
Apart from the foregoing amendments, each Hut 8 Warrant shall continue to be governed by and be subject to the terms of the certificates in respect of the Hut 8 Warrants and New Hut shall assume in writing all of the obligations of Hut 8 under the Hut 8 Warrants.
Hut 8 Employee Share Purchase Plan
Pursuant to the Plan of Arrangement, the Hut 8 ESPP will be terminated. Subject to the terms and conditions of the Hut 8 ESPP, Hut 8 has, promptly following the execution of the Business Combination Agreement, suspended all future participation under the ESPP and provided participants with notice of intention of Hut 8 to terminate the ESPP effective immediately prior to the Merger Effective Time. Hut 8 shall comply with all of its existing obligations incurred or accrued in connection with the ESPP prior to the time of termination.
Other Rights
Any other rights of any Person in respect of Hut 8 Shares or Hut 8 Options will be extinguished.
Treatment of USBTC Securities
By virtue of the Merger, all USBTC common stock, USBTC Preferred Stock and USBTC Options issued and outstanding immediately prior to the Merger Effective Time shall be cancelled or otherwise exchanged for securities of New Hut.
On the Effective Date at the time of filing the Articles of Merger, each USBTC Share (other than dissenting USBTC common stock and treasury USBTC common stock) issued and outstanding prior to the Merger shall be exchanged for 0.6716 of a New Hut Share. Each USBTC Option outstanding immediately prior to the Merger Effective Time shall automatically be exchanged for an option entitling the holder to purchase that number of New Hut Shares equal to the number of shares of USBTC common stock subject to such USBTC Option multiplied by 0.6716 (rounded down to the nearest whole share). Such replacement option shall have an exercise price equal to the exercise price per share of USBTC common stock immediately prior to the Merger Effective Time divided by 0.6716 (rounded up to the nearest whole cent).
The replacement options shall have the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to such USBTC Options immediately prior to the Merger, other than the exercise price and number and kind of changes that may be purchased and conforming changes to take into account the Merger. Subject to TSX approval, the replacement options shall be governed by a plan adopted by New Hut which is identical to the USBTC Equity Incentive Plan other than conforming changes to take into account the Merger.
All USBTC common stock held in the treasury of USBTC immediately prior to the Merger Effective Time shall be automatically cancelled without any conversion thereof and cease to exist and no payment of distribution shall be made with respect thereof.
Dissenting Shares
Dissenting Hut 8 Shares
Registered holders of Hut 8 Shares may exercise rights of dissent in connection with the Arrangement under Section 238 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, provided that the written objection to the Arrangement Resolution must be provided not later than 4:00 p.m. Toronto time two Business Days immediately preceding the date of the Meeting.

Pursuant to the Plan of Arrangement, each Dissent Share outstanding immediately prior to the Arrangement Effective Time shall be deemed to be transferred by the holder thereof for cancellation and shall be cancelled, and upon such transfer: (a) such Dissenting Shareholder will cease to be the holder of such Dissent Share or have any rights as a holder in respect thereof, other than the right to be paid the fair value of such Dissent Share determined in accordance with the terms of the Plan of Arrangement, and (b) the former holders of such Dissent Shares shall be removed from Hut 8’s central securities register.
Dissenting Shareholders entitled to be paid the fair value of their Dissent Shares will not be entitled to any other payment or consideration pursuant to the Arrangement. Dissenting Shareholders who are ultimately determined not to be entitled to be paid fair value for the Hut 8 Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as the Hut 8 Shareholders who do not exercise Dissent Rights.
Neither Hut 8 nor New Hut nor any other Person will be required to recognize a Person exercising Dissent Rights after the Arrangement Effective Time. Each Dissenting Shareholder will cease to be entitled to the rights of a Hut 8 Shareholder in respect of Hut 8 Shares in relation to which such Dissenting Shareholder has exercised its Dissent Rights.
None of the following are entitled to exercise Dissent Rights: (i) holders of Hut 8 Options, (ii) holders of Hut 8 RSUs, (iii) holders of Hut 8 DSUs, (iv) holders of Hut 8 Warrants, (v) holders of Hut 8 Shares who vote, or have instructed a proxyholder to vote, in favor of the Arrangement Resolution, and (vi) Persons who have not strictly complied with the procedures for exercising Dissent Rights or Persons who have withdrawn their exercise of Dissent Rights prior to the Arrangement Effective Time.
Dissenting USBTC Shares
Each Dissenting USBTC Share shall cease to be outstanding, shall be cancelled and shall cease to exist. Such Dissenting USBTC Stockholders shall only have such rights, if any, available under the Nevada Dissenter’s Rights Statutes. Each Dissenting USBTC Stockholder shall only be entitled to receive the payment of fair value of the Dissenting USBTC Shares formerly owned by such securityholder as determined by the applicable Nevada Dissenter’s Rights Statutes. Dissenting USBTC Stockholders shall not be entitled to receive any New Hut Shares payable pursuant to the Merger. USBTC shall give Hut 8 and New Hut prompt notice and copies of any written demands for dissenter’s rights under the Nevada Dissenter’s Rights Statutes and the opportunity to participate in any negotiations or other proceedings with respect to such demands. USBTC shall not make any payments, settle such demands or approve any withdrawal of such demands without the prior written consent of the other Parties. If any Dissenting USBTC Stockholder withdraws its assertion or demand for dissenter’s rights, such USBTC common stock shall be deemed to have converted as of the Merger Effective Time into the right to receive the applicable New Hut Shares in accordance with the terms of the Business Combination Agreement.
New Hut Shares Exchange Procedure; Withholding
Prior to the Effective Date, New Hut shall deliver to the Depositary, in trust pending the Arrangement Effective Time, sufficient New Hut Shares to satisfy the aggregate number of such shares to be delivered to the Hut 8 Shareholders pursuant to the Arrangement.
A Letter of Transmittal has been mailed, together with this Circular, to each Person who was a registered holder of Hut 8 Shares on the Record Date. Each registered Hut 8 Shareholder must forward a properly completed and signed Letter of Transmittal, with accompanying certificate(s) and/or DRS advice(s) representing Hut 8 Shares, if any, and all other required documents, in order to receive the New Hut Shares to which such Hut 8 Shareholder is entitled under the Arrangement. Upon surrender of the shareholder’s record of Hut 8 Shares (i.e. Hut 8 Share Certificate, DRS Advice, or Hut 8 Book-Entry Share) as applicable, and the executed Letter of Transmittal to the Depositary, the holder of such shares shall be entitled to receive in exchange thereof that number of New Hut Shares as provided for in the Plan of Arrangement. After the Arrangement Effective Time, until either the Hut 8 Share Certificate, DRS Advice or Hut 8 Book-Entry Share is surrendered in accordance with the steps described above, such evidence of record of Hut 8 Shares shall be deemed to represent only the right to receive upon surrender the applicable New Hut Shares.
Any portion of the New Hut Shares made available to the Depositary that remains undistributed for one year after the Merger Effective Time shall be delivered by the Depositary to New Hut, and any holders of Hut 8 Share Certificates or Hut 8 Book-Entry Shares who have not complied with the exchange procedures shall only be entitled to look to New Hut for payment of claim for any New Hut Shares. Any amounts remaining unclaimed by such holders that would otherwise escheat to or become property of any Governmental Entity shall become, immediately prior to such time, the property of New Hut, free and clear of all claims of any Person previously entitled thereto.
Under the Plan of Arrangement, any Hut 8 Share Certificate or Hut 8 Book-Entry Share representing one or more Hut 8 Shares acquired by New Hut and which are not deposited with the Depositary in accordance with the provisions of the Plan of Arrangement before 4:00 p.m. (Toronto time) on the second anniversary of the Effective Date shall cease to represent a claim of any kind against any of the Parties, the Depositary or any other Person.
If any Hut 8 Share Certificate is lost, stolen or destroyed, the Depositary shall deliver New Hut Shares in exchange for such certificate where the Person claiming such certificate provides an affidavit stating that fact and, if required by the Depositary, the posting of a bond in such reasonable amount to act as an indemnity against any claim that may be made against New Hut or the Depositary with respect to such certificate.

No fractional New Hut Shares shall be delivered to the Hut 8 Shareholders pursuant to the Arrangement or to the USBTC Stockholders pursuant to the Merger. The aggregate number of New Hut Shares a Hut 8 Shareholder or a USBTC Stockholder is entitled to receive will be rounded down to the nearest whole number of New Hut Shares.
USBTC Stockholders will receive their New Hut Shares following the Merger Effective Time directly from New Hut’s transfer agent, Computershare Services Inc.
Hut 8, USBTC, New Hut, Merger Subco or the Depositary shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement, the Merger or the Business Combination Agreement, such amounts as is required to be deducted or withheld under the Tax Act, the Code or any provision of any other applicable Law. Hut 8, USBTC, New Hut, Merger Subco or the Depositary is authorized to sell or otherwise dispose of, on behalf of such Person, any security deliverable to such Person as is necessary to provide sufficient funds to comply with deduction or withholding requirements. Such Person shall be notified of such remittance.
U.S. Tax Matters
The Hut 8 Share Exchange under the Plan or Arrangement and the Merger are intended to be treated as an exchange that qualifies under Section 351(a) of the Code. Each Party agrees to treat the Hut 8 Share Exchange and the Merger consistently with the intended treatment under the Code and not to take any position inconsistent with such treatment. New Hut will file the required IRS Form 8937.
At Closing, USBTC shall deliver to New Hut, a certificate signed by an officer of USBTC certifying that no interest in USBTC is, or has been during the relevant period specified in the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and shall deliver a notice to the IRS. The sole remedy for the failure of USBTC to provide the foregoing at Closing shall be the application of withholding pursuant to Section 2.6 of the Business Combination Agreement (see section entitled “The Business Combination Agreement — New Hut Shares Exchange Procedure; Withholding”).
For a more complete discussion of the United States federal income tax consequences of the Arrangement, see the section entitled “Certain U.S. Federal Income Tax Considerations”.
Representations and Warranties
The Business Combination Agreement contains representations and warranties made by Hut 8, USBTC and New Hut. These representations and warranties have been made by each Party solely for the benefit of the other Parties and:
•
were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

•
have been qualified by certain confidential disclosures that were made to the other Parties in connection with the negotiation of the Business Combination Agreement, which disclosures are not reflected in the Business Combination Agreement; and

•
may apply standards of materiality that may be different from that considered material to the Hut 8 Shareholders or the USBTC Stockholders, or that may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts.

Moreover, information concerning the subject matter of the representations and warranties in the Business Combination Agreement were made as of specific dates specified therein and may have changed since the date of the Business Combination Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Business Combination Agreement as statements of factual information at the time they were made or otherwise.
The Business Combination Agreement contains generally reciprocal representations and warranties, expect as otherwise indicated below. Each of Hut and USBTC has made representation and warranties regarding, among other things:
•
corporate organization and standing;

•
capital structure;

•
corporate power and authority with respect to the execution, delivery and performance of the Business Combination Agreement and the transactions contemplated thereunder;

•
ownership of subsidiaries;

•
requisite consents and approvals;

•
absence of conflicts with, or violations of, organization documents, contracts and applicable laws;

•
required regulatory filings and consents and approvals of governmental entities;

•
compliance with applicable securities laws;

•
financial statements;

•
conduct of business in ordinary course;

•
restrictions on business activities;

•
absence of certain changes;

•
absence of undisclosed liabilities;

•
absence of certain legal proceedings, investigations and governmental orders;

•
employment and labor matters;

•
employee benefit plans;

•
compliance with applicable law;

•
certain contracts;

•
real property;

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environmental matters;

•
tax matters;

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insurance matters;

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intellectual property, information technology and data protection and privacy;

•
related party transactions;

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brokers and transaction-related fees and expenses;

•
receipt of an opinion from financial advisors;

•
compliance with anti-corruption and anti-money-laundering laws and absence of economic sanctions;

•
accuracy and completeness of the information supplied; and

•
reliance on additional representations.

The Business Combination Agreement contains additional representations and warranties of Hut 8 relating to documents filed with securities authorities and other matters related to public company filings. The Business Combination Agreement also contains representations and warranties by New Hut relating to organization and standing; capitalization; corporate authority and approvals; absence of conflicts with organizational documents, contracts or laws; and ownership of assets and matters related to business activities.
The representations and warranties of Hut 8 and USBTC contained in the Business Combination Agreement shall not survive the completion of the Business Combination and shall expire and be terminated on the earlier of the Merger Effective Time and the commencement date on which the Business Combination Agreement is terminated in accordance with its terms.
Certain of the representations and warranties made by the Parties are qualified by a “materiality” or “material adverse effect” standard. For the purposes of the Business Combination Agreement, “Material Adverse Effect” means, in relation to a Party, any change, effect, event, occurrence, state of facts or circumstance, that, individually or in the aggregate with other such changes, effects, events, occurrences, state of facts or circumstances, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of that Party and its Subsidiaries, taken as a whole, except for and excluding any change, effect, event, occurrence, state of facts or circumstance resulting from or arising in connection with:
(a)
any change, effect, event, occurrence, state of fact or circumstance generally affecting the industries (taking into account relevant geographies) in which such Party or any of its Subsidiaries operate;

(b)
any change in global, national or regional political conditions or in general economic, business, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital, energy or other commodity market conditions, in each case whether national or global;

(c)
any act of terrorism or any outbreak of hostilities or declared or undeclared war, cyberterrorism, civil unrest, civil disobedience, sabotage, cybercrime, national or international calamity, military action, declaration of a state of emergency or any other similar event (including the current conflict between the Russian Federation and Ukraine), or any change, escalation or worsening thereof;

(d)
any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19 and the implementation of any COVID-19 Measures), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural or man-made disasters or acts of God;

(e)
any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Entity, or proposed change in Law or interpretation of Law, in each case including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, data centers, digital assets or other blockchain technology, in each case after the date hereof;
(f)
any generally applicable change in applicable accounting principles, including IFRS and U.S. GAAP after the date hereof;

(g)
the failure in and of itself of the Party to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of such Party or of any securities analysts (it being understood that the causes underlying such failure may, if not otherwise excluded from this definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred);

(h)
the announcement of the Business Combination Agreement or the pendency of the Business Combination, including the impact thereof on relationships with employees, customers, suppliers and distributors to the extent resulting from such announcement or existence;

(i)
in respect of Hut only, any decrease in and of itself in the market price or any decline in and of itself in the trading volume of the equity securities of Hut (it being understood that the causes underlying such change in trading price or trading volume may, if not otherwise excluded from this definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether a Material Adverse Effect in respect of Hut has occurred); or

(j)
any actions taken (or omitted to be taken) (1) at the written request, or with the prior written consent, of the other Party hereto; (2) as required by law; or (3) in accordance the terms of the Business Combination Agreement, but provided that (A) in the case of clauses (a) through (f), such change, effect, event, occurrence, state of facts or circumstance may be taken into account to the extent it has a materially adverse disproportionate impact or effect on the Party and its Subsidiaries taken as a whole, as compared to companies in comparable industries of comparable economic size, during the same period of time (in which case the extent (and only the extent) of the disproportionate impact or effect may be taken into account in determining whether there has been a Material Adverse Effect); and (B) references in certain sections of the Business Combination Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.
Covenants Regarding the Conduct of the Business
Each of Hut 8 and USBTC has agreed to certain covenants in the Business Combination Agreement restricting the conduct of its business between the date of the Business Combination Agreement until the earlier of the Merger Effective Time or the date the Business Combination Agreement is terminated in accordance with its terms (the “Pre-Closing Period”).
In general, except as contemplated by the Business Combination Agreement, the Plan of Arrangement, the Articles of Merger, the Party’s disclosure letter or with the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), each of Hut 8 and USBTC will, and will cause the Hut 8 Subsidiaries or USBTC Subsidiaries, as applicable, to, (i) conduct its business and operations in all material respects in the Ordinary Course and in accordance with applicable Laws, including Economic Sanctions/Trade Laws; and (ii) use commercially reasonable efforts to maintain all permits necessary to conduct its business as now conducted and maintain and preserve its business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which either Party or any of its Subsidiaries has material business relations.
Each of Hut 8 and USBTC has also agreed that, except as provided for in the Party’s respective disclosure letter or as otherwise permitted under the Business Combination Agreement, during the Pre-Closing Period, Hut 8 or USBTC shall not and shall cause its Subsidiaries not to, directly or indirectly:
•
amend or propose to amend its or their respective Organizational Documents;

•
declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any securities or any equity or voting interests of any Hut 8’s or USBTC’s Subsidiaries, except for any such action solely between or among Hut 8 or USBTC and its wholly-owned Subsidiaries, or among Hut 8 wholly-owned Subsidiaries or USBTC wholly-owned Subsidiaries, as applicable;

•
issue or otherwise dispose of any securities or voting interests or any rights to acquire such interest other than pursuant to the exercise of options that are outstanding as of the date of the Business Combination Agreement in accordance with its term or any such action between Hut or USBTC and its wholly-owned Subsidiaries (other than New Hut), or among Hut 8 wholly-owned Subsidiaries or USBTC wholly-owned Subsidiaries, as applicable;

•
sub-divide, split, combine or reclassify any outstanding Hut 8 Shares or USBTC common stock or the securities of any of the Hut 8 Subsidiaries or USBTC Subsidiaries;

•
redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Hut 8 Shares or USBTC common stock or other securities of either Party or its Subsidiaries other than purchases of Hut 8 Shares or USBTC common stock in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of Hut 8 Options or USBTC Options that are outstanding as of the date of the Business Combination Agreement in accordance with their terms;

•
amend the terms of any securities of Hut 8, USBTC, Hut 8 Subsidiaries or USBTC Subsidiaries;

•
adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Hut 8, USBTC, Hut 8 Subsidiaries or USBTC Subsidiaries;

•
reorganize, amalgamate or merge Hut 8, USBTC, Hut 8 Subsidiaries or USBTC Subsidiaries with any other Person;

•
incur any capital expenditures or enter into any agreement obligating Hut 8, USBTC, Hut 8 Subsidiaries or USBTC Subsidiaries to provide for future capital expenditures exceeding US$5,000,000 in the aggregate;

•
incur any indebtedness for borrowed money, or guarantee any such indebtedness of another Person, or in the case of Hut 8, guarantee any debt securities of another Person; or (B) make any loans or advances (other than any advances to employees in the Ordinary Course and subject to applicable Law) to any other Person;

•
make any changes in financial accounting methods, principles, policies or practices, except as required or permitted, in each case, by U.S. GAAP, IFRS or by applicable Law;

•
reduce the stated capital of the Hut 8 Shares or USBTC common stock or any securities of the Hut 8 Subsidiaries or USBTC Subsidiaries;

•
acquire or agree to acquire any Person, or make any investment or agree to make any investment, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Hut 8 Subsidiaries or USBTC Subsidiaries of the applicable Party (other than New Hut)), property transfer or purchase of any property or assets of any other Person (including any real property), other than:

•
for consideration less than US$1,000,000 individually or US$2,000,000 in the aggregate; or

•
transactions between two or more wholly-owned Hut 8 Subsidiaries or USBTC Subsidiaries of the applicable Party (other than New Hut) or between USBTC or Hut 8 and one or more wholly-owned Hut 8 Subsidiaries or USBTC Subsidiaries (other than New Hut), as applicable;

•
sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Hut 8 or USBTC or any of Hut 8 Subsidiaries or USBTC Subsidiaries, as applicable, or any interest in any assets of Hut 8 or USBTC or any of Hut 8 Subsidiaries or USBTC Subsidiaries, as applicable, other than (A) Permitted Liens, (B) sales of assets that do not exceed, individually or in the aggregate, a fair market value of US$5,000,000, (C) any such action solely between or among Hut 8 or USBTC and wholly-owned Hut 8 Subsidiaries or USBTC Subsidiaries (other than New Hut), as applicable, or between or among one or more wholly-owned Hut 8 Subsidiaries or USBTC Subsidiaries of the Party (other than New Hut), (D) sales of Bitcoin mined by USBTC or Hut or any wholly-owned Hut 8 Subsidiaries or USBTC Subsidiaries, or (E) investments permitted by the preceding paragraph;

•
pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation by any Governmental Entity) other than the payment, discharge or satisfaction of current liabilities in the Ordinary Course and liabilities reflected or reserved against in the USBTC Financial Statements or Hut 8 Financial Statements, as applicable;

•
enter into any agreement that, if entered into prior to the date hereof, would have been a USBTC Material Contract, or a Hut Material Contract, or modify, amend in any material respect, transfer or terminate any USBTC Material Contract or Hut Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

•
enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the Ordinary Course consistent with USBTC’s or Hut’s financial risk management policy, as applicable;

•
materially change the business carried on by either Party and its Subsidiaries, taken as a whole;

•
except as required by the terms of the Hut 8 Benefit Plan or USBTC Benefit Plan in effect on the date of the Business Combination Agreement or as disclosed in either Party’s disclosure letter: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any USBTC Employees or Hut 8 Employees or director of either Party or its Subsidiaries; (B) grant, accelerate, or increase any bonus or equity incentive award payable to, or for the benefit of, any USBTC Employees or Hut 8 Employees or director of either Party or its Subsidiaries or adjust any incentive performance goals or payment eligibility levels in respect of the foregoing; (C) materially increase the coverage (or expand participation eligibility), contributions, funding requirements or benefits available under any USBTC Benefit Plan or Hut 8 Benefit Plan or create any new plan which would be considered to be a material USBTC Benefit Plan or Hut 8 Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual independent contractor of either Party or its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases in the Ordinary Course of up to 10% of an employee’s base salary and corresponding increase in target bonus amounts; (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement, other labor-related agreement or recognize or certify any labor union, labor organization or group of employees as the bargaining representative for any USBTC Employee or Hut 8 Employee; (F) hire or terminate the employment or engagement of any USBTC Employee or Hut 8 Employee or individual independent contractor of either Party or its Subsidiaries with an annual base salary or fees greater than or equal to US$150,000 or at the level of Vice President or above, other than terminations for cause, (G) recall any laid off or furloughed USBTC Employees or Hut 8 Employees to the workplace, or return any USBTC Employees or Hut 8 Employees to the workplace, other than in compliance with applicable Laws or; (H) promote any USBTC Employee or Hut 8 Employee into a newly created position at the level of Vice President or above;
•
take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any USBTC Permits or Hut Permits necessary to conduct its businesses as now conducted;

•
waive, release, amend or fail to enforce the restrictive covenant obligations of any member of the senior executive team of USBTC or Hut 8;

•
fail to maintain any material Intellectual Property owned by either Party or its Subsidiaries, or maintain rights in material Intellectual Property, provided that the foregoing shall not require either Party or its Subsidiaries to take any action to alter the terms of any license or other Contract with respect to material Intellectual Property;

•
other than the settlement of any Actions reflected or reserved against on the USBTC Balance Sheet or the Hut Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Action, except for (A) any Action involving solely the payment of monetary damages by either Party or its Subsidiaries not in excess of US$500,000 individually or US$1,000,000 in the aggregate, provided, however, that neither Party nor its Subsidiaries shall settle or compromise any Action if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by either Party or its Subsidiaries or (3) has a materially restrictive impact on the business of either Party or its Subsidiaries; or (B) any shareholder litigation against either Party or its Subsidiary or their respective directors or officers relating to the Business Combination;

•
enter into any lease for real property or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material USBTC Lease or Hut Lease;

•
make (other than in the Ordinary Course), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where USBTC or Hut 8 has the authority to make such binding election), (B) amend any Tax Return that is reasonably likely to result in a material increase to a Tax liability, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, or surrender any right to claim a refund, offset or other reduction in Tax liability, except where the amount of any such settlements or compromises or foregone refunds does not exceed US$1,000,000 in the aggregate, (D) change any material method of Tax accounting or any Tax accounting period from those employed in the preparation of its Tax Returns that have been filed for prior taxable years, or (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file);

•
fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of either Party or its Subsidiaries;

•
enter into any new line of business outside of the businesses being conducted by either Party or its Subsidiaries as of the date of the Business Combination Agreement; or

•
agree to take any action that is prohibited as described in the preceding paragraphs.

Except to the extent reasonably necessary to comply with applicable Law, as expressly contemplated in the Business Combination Agreement, Plan of Arrangement or Articles of Merger, or with the prior written consent of Hut 8 and USBTC, during the Pre-Closing Period, New Hut shall not:
•
amend or propose to amend its Organizational Documents;

•
issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber (i) any New Hut shares or other equity or voting interests or other securities of New Hut; or (ii) any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any New Hut shares or other equity or voting interests or other securities of New Hut;

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sub-divide, split, combine or reclassify any outstanding New Hut shares;

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amend the terms of any securities of New Hut;

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adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of New Hut;

•
reorganize, amalgamate or merge New Hut;

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acquire (whether by merger, consolidation, acquisition of securities or assets or otherwise) or lease any property (whether real or intangible) or assets, including any investment in any other Person;

•
enter into any Contract, whether written, oral or otherwise, relating to the employment of any Person or the provision of services by any Person;

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carry on any business or otherwise engage in any activities, other than any activities reasonably necessary to implement the Business Combination;

•
incur any liabilities, except to the extent reasonably necessary to implement the Business Combination; or

•
agree to take any action that is prohibited as described in the preceding paragraphs.

Other Covenants and Agreements Related to the Business Combination
Covenants of the Parties to Consummate the Business Combination
Each of the Parties covenants and agrees that from the date of the Business Combination Agreement until the end of the Pre-Closing Period, each of the Parties shall do all such reasonable acts as may be necessary in order to consummate the transactions contemplated by the Business Combination Agreement, and, without limiting the generality of the foregoing, the Parties shall and, where applicable, shall cause each of its Subsidiaries to:
•
use commercially reasonable efforts to satisfy (or cause the satisfaction of) the condition precedents in the Business Combination Agreement to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly (i) obtain all necessary waivers, consents and approvals required from, and provide all required notices to, Persons party to USBTC Material Contracts or Hut Material Contracts, as the case may be; and (ii) obtain or maintain in force, as applicable, all necessary Permits (or consents thereunder) as are required to be obtained by it under all Laws; and (iii) cooperate with the other Parties in connection with the performance by them and their Subsidiaries of their obligations thereunder;

•
use all commercially reasonable efforts to carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Business Combination Agreement, the Arrangement and the Merger;

•
use commercially reasonable efforts to oppose any Order seeking to restrain or otherwise prohibit or adversely affect the consummation of the Arrangement, the Merger or the transactions contemplated by the Business Combination Agreement and defend any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Merger or the Business Combination Agreement; and

•
not take any action or permit any action to be taken or not taken, which would reasonably be expected to prevent or otherwise impede the consummation of the Arrangement, the Merger or the transactions contemplated by the Business Combination Agreement.

USBTC and New Hut covenant and agree that from the date of the Business Combination Agreement until the end of the Pre-Closing Period, they shall take such commercial reasonable actions as are necessary to:
•
cause the Amended New Hut Organizational Documents in a form satisfactory to Hut 8 and USBTC (each acting reasonably) to become effective prior to the Merger Effective Time; and

•
cause Merger Subco to be incorporated and duly organized as a direct, wholly-owned Subsidiary of New Hut prior to the Effective Date.

During the Pre-Closing Period, the Parties shall take all such steps reasonably necessary for the New Hut Incentive Plan, in a form acceptable to Hut 8 and USBTC, each acting reasonably, to become effective prior to the Effective Date.
As soon as reasonably practical after the date of the Business Combination Agreement, Hut 8 and USBTC will use commercially reasonable efforts to enter into the Bridge Loan Agreement.
Except as provided for in the Hut Disclosure Letter and USBTC Disclosure Letter, neither Hut 8 nor USBTC has, nor shall accelerate, the vesting or time to exercise any outstanding stock options, restricted share unit, deferred share unit, or any other employee or director awards of any Party in connection with the Business Combination Agreement or the Plan of Arrangement.
Hut 8 and New Hut covenants and agrees that from the date of the Business Combination Agreement until the end of the Pre-Closing Period, Hut 8 and New Hut shall use commercially reasonable efforts to obtain and maintain in force the Stock Exchange Approvals (as applicable).
USBTC covenants and agrees that it will use commercially reasonable efforts to, prior to the Effective Date, complete and provide to Hut the items and other deliverables as set forth in the USBTC Disclosure Letter.
USBTC shall perform an analysis of the potential effects of the transactions contemplated by the Business Combination Agreement under Sections 280G and 4999 of the Code, as amended. In the event USBTC determiners that any payments or benefits would result in “parachute payments” in connection with the transactions contemplated by the Business Combination Agreement, prior to the Merger Effective Time, USBTC shall: (i) seek a waiver from the recipient of such “parachute payments” pursuant to which such recipient would agree to forego any payments or benefits to the extent necessary, and (ii) to the extent such waivers are obtained, seek shareholder approval of the waived amounts from the USBTC Stockholders in a manner intended to comply with Treasury Regulation Section 1.280G-1, Q&A-7.

Upon consummation of the Arrangement and the Merger, New Hut shall take all steps reasonably necessary to cause the Hut 8 Replacement Options that remain outstanding (and, to the extent applicable, adjusted Hut RSUs and adjusted Hut DSUs) and USBTC Replacement Options to be issued in accordance with the Business Combination Agreement (and, where applicable, in accordance with the Plan of Arrangement).
New Hut shall take all steps in advance of the Effective Date reasonably required by Hut 8 to facilitate the registration under the U.S. Securities Act of the issuance of the New Hut Shares underlying the Replacement Securities.
Covenants to Provide Notice
Hut 8 and USBTC covenant and agree that from the date of the Business Combination Agreement until the end of the Pre-Closing Period, Hut and USBTC shall promptly notify the other Party in writing of:
•
any events that would cause any of the representations or warranties of Hut 8 or USBTC to be inaccurate or its failure to comply with any covenants, conditions or other obligations under the Business Combination Agreement;

•
any Material Adverse Effect in respect of Hut 8, USBTC or New Hut, as applicable;

•
any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with the Business Combination Agreement or the Business Combination;

•
any notice or other communication from any Person that has a material business relationship with such Party and its Subsidiaries (taken as a whole) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with Hut or USBTC or any of its Subsidiaries as a result of the Business Combination Agreement or the Business Combination;

•
any notice or other communication from any Governmental Entity in connection with the Business Combination Agreement or the Arrangement (and Hut 8 or UBSTC, as applicable, shall promptly following the receipt thereof provide a copy of any such written notice or communication to the other Party); or

•
any material filing, Actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Hut 8 or USBTC, or any of the Hut 8 Subsidiaries or USBTC Subsidiaries.

Each Party shall give the other Parties prompt written notice of any securityholder litigation against such Party or its directors, officers or other representatives relating to the Business Combination Agreement or the Business Combination, shall keep the other Parties reasonably informed regarding any such litigation, and shall give the other Parties the opportunity to participate (at such other’s Party’s expense) in the defense or settlement of any such litigation. Each Party has the right to review and comment on any filings or responses in connection with such litigation. No Party shall offer to or agree to settle any such litigation without the other Parties’ prior written consent. Each of the Parties shall comply in all respects with the applicable provisions of the Nevada Dissenter’s Rights Statutes.
Regulatory Approvals
Each Party shall make all notifications, filings, applications and submission with Governmental Entities as required in connection with the Regulatory Approvals, including the Stock Exchange Approvals (conditional approval of Nasdaq and the TSX to list the New Hut shares), HSR Approval and the Competition Act Approval. The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required. The Parties shall cooperate to keep one another fully informed of the status and process related to obtaining the Regulatory Approvals and notify each other of any correspondence form any Governmental Entity in respect of the Arrangement or the Business Combination Agreement. The Parties shall not make any submissions or filings to any Governmental Entity unless it consults with the other Parties in advance. Please see section entitled “Summary — Regulatory Matters” of the Circular for the status of certain regulatory approvals.
Solicitation
USBTC Non-Solicitation
From the date of the Business Combination Agreement until the earlier of the Merger Effective Time or the date the Business Combination Agreement is terminated in accordance with its terms, USBTC shall, and shall cause its Subsidiaries and Representations to: (a) cease all existing discussions and negotiations with any Person with respect to any offer or proposal or indication of interest in any purchase of an equity interest in USBTC, New Hut or any of their respective Subsidiaries or a merger, consolidation, share exchange or other business combination involving USBTC, New Hut or any of their respective Subsidiaries or any equity interest therein, or any purchase of a substantial portion of the assets of USBTC, New Hut and their respective Subsidiaries, taken as a whole (collectively, an “Alternative Transaction”), and (b) termination access by any Person to any physical or electronic data room in connection with any Alternative Transaction.
USBTC and New Hut shall not, and shall cause their respective Representatives not to, directly or indirectly, (i) solicit or otherwise knowingly facilitate any proposal or offer from any third party with respect to an Alternative Transaction, (ii) enter into any letter of intent or similar agreement with respect to an Alternative Transaction, or (iii) participate or knowingly assist in any negotiations or discussions with any Person relating to any Alternative Transactions, in each case other than with Hut or its Affiliates.

As soon as reasonably practical after the date of the Business Combination Agreement, USBTC will instruct all Persons in possession of confidential information in connection with any actual or potential proposal to acquire USBTC to promptly return or destroy all such information.
USBTC shall notify Hut 8 in writing of requests for information in relation to a proposed Alternative Transaction. Such notice shall include a description of the material terms of the proposed Alternative Transaction and the identity of all Persons making the proposed Alternative Transaction. USBTC shall keep Hut informed of the status of such proposed Alternative Transaction.
USBTC represents and warrants that, since January 1, 2022, neither USBTC, its Subsidiaries nor any of their Representatives, has waived any confidentiality, standstill or other similar agreement to which USBTC or its Subsidiaries is a party. USBTC covenants and agrees that it will take all necessary action to enforce any confidentiality, standstill or other similar agreement and will not release any Person or waive, amend or otherwise modify any Person’s obligations respecting USBTC or its Subsidiaries under any confidentiality, standstill or other similar agreement.
Hut 8 Non-Solicitation
Hut 8 and its Subsidiaries shall not, directly or indirectly, do or authorize or permit any of its Subsidiaries or Representatives to do, any of the following:
•
solicit or otherwise knowingly facilitate any Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal or that may reasonably be expected to constitute or lead to an Acquisition Proposal;

•
enter into or otherwise participate in any discussions or negotiations with any Person (other than USBTC) regarding any Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal or that may reasonably be expected to constitute or lead to an Acquisition Proposal;

•
withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify of qualify, the Board Recommendation;

•
accept, approve, endorse or recommend, execute or enter into, or publicly propose to do any of the foregoing, any letter of intent, agreement in principle, agreement, arrangement, offer or understanding in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement contemplated under the Business Combination Agreement); and

•
accept, approve, endorse or recommend, or publicly propose to do any of the foregoing, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that taking no position or a neutral position to a publicly disclosed Acquisition Proposal is not a violation of the solicitation provisions provided that the Board rejects such Acquisition Proposal and affirms the Board Recommendation before the end of the fifth Business Day of such publicly announced Acquisition Proposal).

Hut 8 shall, and shall cause its Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any Person (other than USBTC) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and without limiting the generality of the foregoing, Hut 8 will:
•
immediately discontinue access to and disclosure of any of its confidential information, including any data room and any confidential information, properties, facilities, books and records of Hut or of any of its Subsidiaries; and

•
within two Business Days of the date of the Business Combination Agreement, request and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding Hut or any of its Subsidiaries provided to any Person (other than USBTC) in connection with any Acquisition Proposal or inquiries thereof, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Hut 8 or its Subsidiaries.

Hut 8 represents and warrants that, since January 1, 2022, neither Hut, its Subsidiaries nor any of their Representatives, has waived any confidentiality, standstill or other similar agreement to which Hut 8 or its Subsidiaries is a party. Hut 8 covenants and agrees that it will take all necessary action to enforce any confidential standstill or other similar agreement and will not release any Person or waive, amend or otherwise modify any Person’s obligations respecting Hut 8 or its Subsidiaries under any confidentiality, standstill or other similar agreement.
Hut 8 shall notify USBTC of any Acquisition Proposal or any inquiry that could lead to an Acquisition Proposal at first orally, and then within twenty-four hours in writing. Hut 8 shall provide USBTC with copies of all documents received in respect of such Acquisition Proposal. Such notice shall include a description of the material terms of the proposed Acquisition Proposal and the identity of all Persons making the Acquisition Proposal. Hut 8 may contact the Person making such Acquisition Proposal to determine whether such proposal or inquiry would reasonably be expected to lead to a Superior Proposal. Hut 8 shall keep USBTC reasonably informed of the status of such Acquisition Proposal.
If Hut receives, an Acquisition Proposal that constitutes a Superior Proposal that was not solicited in breach of the Business Combination Agreement and was made prior to the approval of the Hut 8 Resolutions, Hut may, subject to the terms of the Business Combination Agreement, enter into a definitive agreement with respect to such Superior Proposal, if an only if:
•
the Person making the Superior Proposal was not subject to any standstill, non-disclosure or other agreement that would restrict it from making such Superior Proposal;

•
Hut 8 has not breached any of the terms of the solicitation covenants in the Business Combination Agreement;

•
Hut 8 has delivered a Superior Proposal Notice to USBTC indicating its intention to enter into the definitive agreement and the financial terms of such Superior Proposal;

•
Hut 8 has delivered a copy of the definitive agreement and all other agreements related thereto, including financing documents, to USBTC;

•
at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date USBTC received the Superior Proposal Notice and the date USBTC receive all materials as required by the Business Combination Agreement;

•
during any Matching Period, USBTC has had the opportunity to offer to amend the Business Combination Agreement and the Business Combination in order for such Acquisition Proposal to cease to be a Superior Proposal, including by adjusting the Hut 8 Exchange Ratio or the USBTC Exchange Ratio;

•
after the Matching Period, the Board has determined in good faith, after consultation with legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal and the failure of the Board to take such action would be inconsistent with its fiduciary duties; and

•
prior to or concurrently with entering into such definitive agreement, Hut 8 terminates the Business Combination Agreement in accordance with its terms and pays the Termination Amount.

Hut shall consider and negotiate in good faith with USBTC any offer made to amend the Business Combination Agreement as a result of a Superior Proposal. Hut shall reaffirm the Board Recommendation by press release after any Acquisition Proposal is publicly announced and determined not to be a Superior Proposal. If a Superior Proposal Notice is provided to USBTC less than ten Business Days before the Meeting, USBTC will be entitled to require Hut to postpone such Meeting to a date specified by USBTC that is not more than ten Business Days after the schedule Meeting or a date mutually agreed by the Parties.
Conditions to Completion of the Business Combination
The respective obligations of the Parties to complete the Business Combination are subject to the fulfillment or waiver (to the extent permissible under applicable Law), on or before the Effective Date, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:
•
the Interim Order and Final Order are obtained on terms consistent with the Business Combination Agreement;

•
no Law or Order is in effect that makes the completion of the Business Combination illegal or otherwise prohibits or enjoins the Parties from completing the Business Combination;

•
the Arrangement Resolution shall have been passed by the Hut 8 Shareholders at the Meeting in accordance with the Interim Order and applicable Law;

•
the New Hut Resolution and Incentive Plan Resolution shall have been passed by the Hut 8 Shareholders at the Meeting in accordance with applicable Law;

•
the USBTC Stockholder Approval shall have been obtained by way of the USBTC Consent in accordance with applicable Law;

•
each of the Required Regulatory Approvals shall have been made, given or obtained, on terms satisfactory to the Parties, each acting reasonably, and each such Required Regulatory Approval shall be in full force and effect;

•
the New Hut Shares and Hut 8 Replacement Options to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

•
the Stock Exchange Approvals shall have been made, given or obtained, on terms satisfactory to the Parties, subject only to the customary listing conditions of Nasdaq and the TSX, as applicable;

•
the Registration Statement shall have become effective, and no stop order and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•
Dissent Rights have not been exercised with respect to more than 5.0% of the issued and outstanding Hut 8 Shares;

•
not more than 5.0% of the USBTC common stock shall be Dissenting USBTC Shares;

•
the New Hut Incentive Plan shall have been approved by the TSX and Nasdaq, as applicable;

•
the Amended New Hut Organizational Documents, providing for an increase in the authorized share capital of New Hut, among other things, shall have been filed and become effective, in form and substance satisfactory to Hut 8 and USBTC;

•
the actions required to be taken by the Parties pursuant to governance provisions under the Business Combination Agreement, with effect as of and from the Merger Effective Time, shall have been taken; and

•
New Hut shall have complied with its obligations under the Business Combination to deposit the New Hut Shares issuable pursuant to the Arrangement and the Merger, and the Depositary shall have confirmed receipt of the Hut 8 Consideration Shares and USBTC Consideration Shares contemplated thereby.

Under the terms of the Business Combination Agreement, the Parties may by mutual consent waive any of the foregoing conditions so long as such waiver is permissible by Law.
In addition to the conditions that may be waived by mutual consent, the obligations of the Parties to complete the Business Combination shall also be subject to the fulfillment or waiver of certain conditions precedent for the exclusive benefit of either Hut 8 or USBTC.
The following conditions precedent may not be waived by mutual consent and may only be waived by USBTC in whole or in part at any time in its sole discretion (to the extend permissible under applicable Law):
•
all covenants of Hut 8 which have not been waived have been duly performed and USBTC has received a certificate on behalf of Hut 8 by a senior executive officer confirming the same;

•
the representation and warranties in Schedule “C” of the Business Combination Agreement for the following sections are true and correct as of the date of the Business Combination Agreement and the Effective Date, except as otherwise stated: (i) Section (1) [Organization and Qualification], Section (2) [Capitalization], and Section (3) [Corporate Authority; Approval], are true and correct except for such failures that are de minimis, (ii) Section (4) [Subsidiaries] are true and correct in all material respects, and (iii) all other representations and warranties are true and correct in all respects except where any failure of any such representation or warranty would not reasonably be expected to have a Material Adverse Effect in respect of Hut 8, and USBTC has received a certificate on behalf of Hut by a senior executive officer of Hut confirming the same;

•
executive employment agreements for the senior leadership of New Hut shall have been executed and delivered, in form and substance satisfactory to USBTC; and

•
since the date of the Business Combination Agreement, there shall not have occurred any Material Adverse Effect in respect of Hut that is continuing.

The following conditions precedent may not be waived by mutual consent and may only be waived by Hut 8 in whole or in part at any time in its sole discretion (to the extend permissible under applicable Law):
•
all covenants of USBTC which have not been waived have been duly performed and Hut 8 has received a certificate on behalf of USBTC by a senior executive officer confirming the same;

•
all covenants of New Hut which have not been waived have been duly performed and Hut 8 has received a certificate on behalf of New Hut by a director of New Hut confirming the same;

•
the representation and warranties in Schedule “D” of the Business Combination Agreement for the following sections are true and correct as of the date of the Business Combination Agreement and the Effective Date, except as otherwise stated: (i) Section (1) [Organization and Qualification], Section (2) [Capitalization], and Section (3) [Corporate Authority; Approval], are true and correct except for such failures that are de minimis, (ii) Section (4) [Subsidiaries] are true and correct in all material respects, and (iii) all other representations and warranties are true and correct in all respects except where any failure of any such representation or warranty would not reasonably be expected to have a Material Adverse Effect in respect of USBTC, and Hut 8 has received a certificate on behalf of USBTC by a senior executive officer of USBTC confirming the same;

•
the representations and warranties of New Hut set forth in Schedule “E” of the Business Combination Agreement for the following sections are true and correct as of the date of the Business Combination Agreement and the Effective Date, except as otherwise stated: (i) Section (1) [Organization and Qualification], Section (2) [Capitalization], and Section (3) [Corporate Authority; Approval], are true and correct except for such failures that are de minimis; and (ii) all other representations and warranties are true and correct in all respects except where any failure of any such representation or warranty would not reasonably be expected to have a Material Adverse Effect in respect of New Hut, and Hut 8 has received a certificate on behalf of New Hut by a director of New Hut confirming the same;

•
employment agreements for the senior leadership of New Hut shall have been executed and delivered, in form and substance satisfactory to Hut; and

•
since the date of the Business Combination Agreement, there shall not have occurred any Material Adverse Effect in respect of USBTC that is continuing.

The conditions precedent set out above shall be conclusively deemed to have been satisfied, waived or released at the Merger Effective Time.
Each Party will give prompt notice to the other Parties where any event or failure of such event would reasonably be likely to, (i) cause any of the representation or warranties to be untrue, or (ii) result in the failure by such Party to comply with or satisfy any covenant, condition or agreement under the Business Combination Agreement by such Party prior to the Merger Effective Time.
Each Party shall take all necessary action to ensure that, at the Merger Effective Time: (i) the New Hut Board shall be comprised of ten directors, (ii) the members of the New Hut Board, the Chief Executive Officer, the President and the Chief Strategy Officer of New Hut shall be set out in the disclosure letters of USBTC and Hut 8, and (iii) the individuals listed in Section 8.6 of the USBTC Disclosure Letter shall have executed and delivered customary lock-up and voting agreements, with effect from the Merger Effective Time, on the terms set at Section 8.6 of the USBTC Disclosure Letter. The Parties agree to work cooperatively to implement the foregoing, including by providing any information as required by law for inclusion in the Registration Statement, USBTC Information Statement and Circular. The Parties shall obtain all resignations and pass any resolutions of the New Hut Board and take all other action as may be required to ensure that the New Hut Board is comprised of ten directors, as contemplated above, at the Merger Effective Time.
Termination
The Business Combination Agreement may be terminated at any time prior to the Merger Effective Time by mutual agreement of the Parties or by either Hut 8 or USBTC if (i) the Merger Effective Time shall not have occurred on or before the Outside Date, being September 30, 2023 or such later date as may be agreed upon, as long as the Party terminating the agreement is not responsible for the failure of the Merger Effective Time to occur due to its breach of any representations or warranties or other obligations, (ii) any Law or Order makes the consummation of the Business Combination illegal and such Law or Order is final, (iii) the Hut 8 Resolutions shall not have been passed by the Hut 8 Shareholders at the Meeting in accordance with the Interim Order, as applicable, and applicable Law, or (iv) the USBTC Stockholder Approval shall not have been obtained by way of the USBTC Consent in accordance with applicable Law.
USBTC may terminate the Business Combination Agreement if:
•
the Board (i) fails to unanimously recommend or withdraws in a manner adverse to USBTC the Board Recommendation, (ii) accepts or states an intention to accept an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five Business Days, (iii) accepts or states an intention to accept or enter into any agreement, letter of intent, agreement in principle or other understanding with respect to an Acquisition Proposal, or (iv) fails to publicly reaffirm by press release the Board Recommendation within five Business Days after having been requested by USBTC to do so;

•
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hut under the Business Combination Agreement that would cause any of Hut’s conditions not to be satisfied and such breach or failure is not cured, provided that USBTC is not itself in breach under the Business Combination Agreement;

•
Hut 8 breaches any of the non-solicitation provisions under the Business Combination Agreement in any material respects; or

•
since the date of the Business Combination Agreement there has occurred and is continuing a Material Adverse Effect in respect of Hut.

Hut 8 may terminate the Business Combination Agreement if:
•
prior to the approval by the Hut 8 Shareholders of the Hut 8 Resolutions, the Board authorizes Hut to enter into a written agreement with respect to a Superior Proposal, provided Hut is in compliance with the terms of the Business Combination Agreement and has paid the Termination Amount;

•
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of USBTC under the Business Combination Agreement that would cause any of USBTC’s conditions not to be satisfied and such breach or failure is not cured, provided that Hut is not itself in breach under the Business Combination Agreement;

•
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of New Hut under the Business Combination Agreement that would cause any of New Hut’s conditions not to be satisfied and such breach or failure is not cured, provided that Hut is not itself in breach under the Business Combination Agreement; or

•
since the date of the Business Combination Agreement there has occurred and is continuing a Material Adverse Effect in respect of USBTC.

Hut 8 and USBTC may not exercise their right to terminate the Business Combination Agreement for the other Party’s breach of any representation or warranty unless the Party intending to rely thereon has delivered a written notice to the other Party setting out the breaches of covenants, representations and warranties, or other matters the Party is relying on as the basis for termination. Provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the other Party may not terminate the Business Combination Agreement pursuant to these terms until the earlier of (a) the Outside Date, and (b) the date that is twenty Business Days from the date a written notice was delivered.
The Party desiring to terminate the Business Combination Agreement pursuant to the terms described above shall give written notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right. If the Business Combination Agreement is terminated subject to the terms therein, the Business Combination Agreement shall become void and of no effect without liability of any Party to any other Party hereto, except that the provisions regarding insurance and indemnification under Section 6.7 shall survive for a period of six years in the event of termination under Section 9.1(2) as a result of Merger Effective Time occurring. In addition, the provisions of the Confidentiality Agreement, Section 9.1(4), Section 9.2, Section 9.3 and Article 10 shall survive in the event the Business Combination Agreement is terminated under Section 9.1. Notwithstanding anything to the contrary in the Business Combination Agreement, no Party shall be relived of any liability for fraud.

Termination Fee Payable by Hut 8
USBTC shall be entitled to the Termination Amount, being US$10,000,000 (free and clear of, and without reduction for any applicable withholding Taxes), upon the occurrence of any of the following events, which shall be paid by Hut to USBTC within the time specified below in each case:
•
the Business Combination Agreement is terminated by USBTC because (a) Hut 8 fails to unanimously recommend or withdraws, in a manner adverse to USBTC, the Board Recommendation (Section 9.1(2)(c)(i) [Change in Recommendation]); or (b) Hut 8 breaches any of its non-solicitation covenants under the Business Combination Agreement (Section 9.1(2)(c)(iii) [Material Breach of Article 7]), in which case the Termination Amount shall be paid within two Business Days following such termination;

•
the Business Combination Agreement is terminated by Hut 8 because the Board authorizes Hut 8 to enter into a written agreement with respect to a Superior Proposal (Section 9.1(2)(d)(i) [Superior Proposal]), in which case the Termination Amount shall be paid prior to or concurrently with such termination;

•
the Business Combination Agreement is terminated by USBTC because (a) Hut 8 breaches any representation or warranty or fails to perform any covenant and such breach is not cured (Section 9.1(2)(c)(ii) [Hut Breach of Reps or Covenants]), or (b) by either USBTC or Hut if the Merger Effective Time shall not have occurred before the Outside Date (Section 9.1(2)(b)(i) [Outside Date]) or the Hut 8 Resolutions have not been passed by the Hut 8 Shareholders at the Meeting (Section 9,1(2)(b)(iii)[No Hut 8 Shareholder Approval]), but only if:

•
prior to such termination, an Acquisition Proposal or intention to make an Acquisition Proposal is made or publicly announced by any Person; and

•
within twelve months following the date of termination, (1) an Acquisition Proposal (whether or not it is the same Acquisition Proposal referred to above) is consummated or (2) Hut or its Subsidiaries enters into a Contract in respect of an Acquisition Proposal (whether or not it is the same Acquisition Proposal referred to above) and such Acquisition Proposal is later consummated (whether or not within twelve months after the termination), in which case the Termination Amount shall be payable on or prior to the consummation of the Acquisition Proposal referred to therein. The definition of Acquisition Proposal in the preceding paragraph, and for the purposes of this termination option, shall have the meaning ascribed thereto in Section 1.1 of the Business Combination Agreement, except that references to 20% therein shall be deemed to be references to 50%.
The Termination Amount shall be paid by Hut 8 by wire transfer in immediately available funds to an account specified by USBTC. Hut 8 shall not be required to pay the Termination Amount on more than one occasion. The Termination Amount represents liquidated damages, including opportunity costs, which USBTC will suffer or incur as a result of the event giving rise to such termination under the Business Combination Agreement. In the event the Termination Amount is paid to USBTC, USBTC shall be precluded from any other remedy against Hut at law or in equity, except as provided for under Section 9.2(4) as it relates to liability for fraud, among other things.
Fees and Expenses
Except as described below, New Hut shall pay all fees, costs and expenses incurred by Hut 8 and USBTC in connection with the Business Combination Agreement and the Business Combination. If the Business Combination Agreement is terminated prior to the Merger Effective Time, each Party shall pay all fees, costs and expenses incurred by such Party, provided that each of Hut 8 and USBTC shall pay 50% of any filing fees and applicable Taxes payable in respect of any regulatory process for the transaction contemplated by thereunder, including any fees, costs and expenses in connection with the preparation, filing and approval by SEC of the Registration Statement.
If the Business Combination Agreement is terminated by USBTC because (a) the Hut 8 Resolutions shall not have been passed by the Hut 8 Shareholders at the Meeting in accordance with the Interim Order and applicable Law (Section 9.1(2)(b)(iii) [No Hut 8 Shareholder Approval]), or (b) Hut breaches any representation or warranty or fails to perform any covenant and such breach is not cured (Section 9.1(2)(c)(ii) [Hut Breach of Reps or Covenants]), then Hut 8 shall pay to USBTC an expense reimbursement payment for reasonable, documented expenses incurred in connection with the Business Combination Agreement and the Arrangement of, in the case of a termination pursuant to (a) described above, in an amount not to exceed C$500,000 (less any applicable withholding Tax), and in the case of a termination pursuant to (b) described above, in an amount not to exceed C$2,000,000 (less any applicable withholding Tax), no later than two Business Days after the date of such termination, provided that Hut 8 shall not be required to pay in aggregate, an mount in excess of the Termination Amount.
If the Business Combination Agreement is terminated by Hut 8 because (a) the USBTC Stockholder Approval shall not have been obtained by way of the USBTC Consent in accordance with applicable Law (Section 9.1(2)(b)(iv) [No USBTC Stockholder Approval]), (b) USBTC breaches any representation or warranty or fails to perform any covenant and such breach is not cured (Section 9.1(2)(d)(ii) [Hut Breach of Reps or Covenants]), or (c) New Hut breaches any representation or warranty or fails to perform any covenant and such breach is not cured (Section 9.1(2)(d)(iii) [New Hut Breach of Reps or Covenants]) then USBTC shall pay to Hut 8 an expense reimbursement payment for reasonable, documented expenses incurred in connection with the Business Combination Agreement and the Arrangement of, in the case of a termination pursuant to (a) described above, in an amount not to exceed C$500,000 (less any applicable withholding Tax), and in the case of a termination pursuant to (b) or (c) described above, in an amount not to exceed C$2,000,000 (less any applicable withholding Tax), no later than two Business Days after the date of such termination.
Neither USBTC nor Hut 8 shall pay a broker, finder, or investment banker fee in connection with the transactions contemplated by the Business Combination Agreement, except as otherwise provided for in the USBTC Disclosure Letter and Hut Disclosure Letter, respectively.
Employee Matters
During the one-year period commencing on the Effective Date, New Hut shall pay each USBTC Employee or Hut 8 Employee who was employed by USBTC or USBTC Subsidiaries or Hut 8 or Hut 8 Subsidiaries immediately prior to the Merger Effective Time and who remain employed with New Hut or any of its Subsidiaries (the “Company Employees”), a base compensation with annual cash bonus opportunities that, with respect to each such Company Employee, are no less favorable than the base salary and annual cash bonus opportunities of such Company Employee immediately prior to the Merger Effective Time. In addition, New Hut shall provide employee benefits that, with respect to each such Company Employee, are at least substantially comparable in the aggregate to the employee benefits provided to such Company Employee immediately prior to the Closing.
Each Company Employee shall be given full credit for such Company Employee’s service with either USBTC, Hut 8 or its respective Subsidiaries for the purposes of eligibility, vesting and determination of the level of benefits (but not for purposes of benefit accruals other than vacation pay, statutory severance, termination notice or pay in lieu or any other entitlement required by law) under any benefit plans made generally available to employees by New Hut or its Subsidiaries in which a Company Employee participates following the Closing (any such plan a “New Plan”) to the same extent recognized by USBTC, Hut 8 or their respective Subsidiaries immediately prior to the Closing; provided, however, that such service shall not be recognized to the extent it would result in a duplication of benefits.
New Hut shall use commercially reasonable efforts to (i) waive any pre-existing condition or limitations under any New Plan, other than any limitations that were in effect with respect to such employees as of the Closing, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement prior to the Closing.
The Business Combination Agreement shall not (i) create any right in any Company Employee to continued employment or preclude the ability of New Hut or any Subsidiary to terminate the employment of any employee for any reason, (ii) require New Hut or any Subsidiary to continue any benefit plan or prevent the amendment, modification or termination thereof after the Closing, (iii) confer upon any Company Employee any rights or remedies under or by reason of the Business Combination Agreement or (iv) be treated as an amendment to any particular employee benefit plan of USBTC, Hut or any respective Subsidiary.
Specific Performance
Neither Party shall be precluded from seeking injunction relief to enforce the other Party’s obligation to consummate the transaction contemplated by the Business Combination Agreement, to restrain any breach of the covenants or otherwise obtain specific performance of any such covenants. Any requirement for proof of damage or the securing or posting of any bond in connection with obtaining such injunction or specific performance is being waived. No Party shall be permitted to receive both a grant of specific performance and any monetary damages (including all or any portion of the Termination Amount).
Third Party Beneficiaries
The Business Combination Agreement will not benefit or create any right or cause of action in favor of any Person, other than the Parties or as described below as it relates to indemnification, and no Person shall be entitled to rely on the provisions of the Business Combination Agreement in any action, suit, proceeding, hearing or other forum.
The Business Combination Agreement provides that prior to the Effective Date, Hut 8 and USBTC shall purchase customary non-cancellable and fully pre-paid “tail” policies of directors’ and officers’ liability, employment practices liability and fiduciary liability insurance providing protection no less favorable in the aggregate to the protection provided by the policies maintained by Hut 8 or USBTC and any of their respective subsidiaries, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage and that if such insurance coverage is unavailable, then as promptly as practicable following the consummation of the transaction, New Hut will, or if the cost of such a tail policy will exceed such amount, will cause Hut 8 and USBTC and any of their respective subsidiaries, to purchase such tail policies with the best available insurance coverage whose cost will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage. New Hut will, or will cause Hut 8 and USBTC and any of their respective subsidiaries, to, continuously maintain such tail policies in full force and effect without any reduction in scope or coverage for six (6) years from the Effective Date and to abide by their obligations thereunder.

The Business Combination Agreement provides that, from and after the Merger Effective Time, New Hut agrees that it shall cause Hut 8 and USBTC to honor all rights to indemnification or exculpation presently existing in favor of present and former officers and directors of Hut 8 and USBTC and any of their respective subsidiaries, each referred to as an indemnified party, as of the Effective Date to the extent such indemnified parties have been provided under applicable law, the organizational documents of Hut 8 and USBTC and any of their respective subsidiaries, or under any indemnification agreements in existence and made available as of 12:00 p.m. EST on February 5, 2023. New Hut acknowledges that such rights shall survive the consummation of the transaction and shall continue in full force and effect and shall not be amended in any manner adverse to such indemnified parties for at least six (6) years following the Effective Date.
Governing Law
The Business Combination Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Except as provided below, the Parties irrevocably attorn to the exclusive jurisdiction of the Court of the Province of British Columbia situated in the City of Vancouver in respect of all matters arising under and in relation to the Business Combination Agreement.
Notwithstanding the foregoing, the provisions in the Business Combination Agreement with respect to the Merger (the “Merger Provisions”) shall be governed by the laws of the State of Nevada without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. Any proceeding or action based upon, arising out of or related to the Merger Provisions or the transactions contemplated thereby must be brought in the Eighth Judicial District Court of the State of Nevada sitting in Clark County, Nevada, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Nevada. Each Party waives any right such Party may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to the Merger Provisions or any of the transaction contemplated thereby.
The Support Agreements
Hut 8 Support Agreements
The following section summarizes material provisions of the Hut 8 Support Agreements, copies of which can be found on Hut 8’s SEDAR+ profile at www.sedarplus.com and the form of which is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of USBTC and the Hut 8 Supporting Shareholders are governed by the Hut 8 Support Agreements and not by this summary or any other information contained in or incorporated by reference into this Circular. You are urged to read the form of the Hut 8 Support Agreement carefully and in its entirety, as well as this Circular and the information incorporated by reference into this Circular.
Concurrent with the entry into the Business Combination Agreement, USBTC entered into the Hut 8 Support Agreements with each of the Hut 8 Supporting Shareholders with respect to the Hut 8 Shares and Hut 8 Shares issuable under Hut 8 Options, Hut 8 DSUs, and Hut 8 RSUs (together with the Hut 8 Shares, collectively, the “Hut 8 Subject Securities”) that each such Hut 8 Supporting Shareholder owned as of the date thereof, or thereafter.
In addition, the Hut 8 Supporting Shareholders have agreed, among other things, and subject to the terms and conditions of the Hut 8 Support Agreements, until the termination of the Hut 8 Support Agreements:
(a)
not to, without having first obtained the prior written consent of USBTC, directly or indirectly, sell, transfer, grant a security interest in or otherwise dispose of any right or interest in (or any similar transaction) any of the Hut 8 Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith;

(b)
not to, without having first obtained the prior written consent of USBTC, requisition or join in the requisition of any meeting of any of the Hut 8 Shareholders;

(c)
not to, without having first obtained the prior written consent of USBTC, directly or indirectly, grant or agree to grant any proxy or other right to vote any Hut 8 Common Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote;

(d)
to vote in favor of the approval, consent, ratification and adoption of the Arrangement and the transaction contemplated by the Business Combination Agreement;

(e)
to vote or not vote the Hut 8 Subject Securities in a manner which could reasonably be expected to (i) prevent, hinder or delay the successful completion of the Arrangement or the transactions contemplated by the Business Combination Agreement, or (ii) support an Acquisition Proposal;

(f)
to cease and cause to be terminated any existing solicitation, discussion or negotiation with respect to any potential Acquisition Proposal; and

(g)
to irrevocably waive to the fullest extent permitted by law any and all rights of the Hut 8 Supporting Shareholders to dissent with respect to the Arrangement, and not exercise any such rights with respect to the Arrangement or the transactions contemplated by the Business Combination Agreement.

The Hut 8 Support Agreements may be terminated:
(a)
by written instrument executed by each of the parties;

(b)
in the event that the Business Combination Agreement is terminated in accordance with its terms;

(c)
by written notice by the Hut 8 Supporting Shareholder to USBTC if, without the prior written consent of the Hut 8 Supporting Shareholder, there is any decrease in the aggregate amount of the consideration to be received by non-dissenting Hut 8 Shareholders under the terms of the Arrangement; or

(d)
at the Merger Effective Time.

USBTC Stockholder Support Agreement
The following section summarizes material provisions of the USBTC Stockholder Support Agreement, a copy of which can be found on Hut 8’s SEDAR+ profile at www.sedarplus.com and the form of which is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of Hut 8, USBTC and the USBTC Supporting Stockholders are governed by the USBTC Stockholder Support Agreement and not by this summary or any other information contained in or incorporated by reference into this Circular. You are urged to read the form of the USBTC Stockholder Support Agreement carefully and in its entirety, as well as this Circular and the information incorporated by reference into this Circular.
Concurrent with the entry into the Business Combination Agreement, Hut 8 and USBTC entered into the USBTC Stockholder Support Agreement with the USBTC Supporting Stockholders with respect to the shares of USBTC common stock, shares of USBTC preferred stock, and common stock issuable under USBTC options that each such USBTC Supporting Stockholder owned as of the date thereof, or thereafter.
Pursuant to the USBTC Stockholder Support Agreement, the USBTC Supporting Stockholders agreed to (i) vote all of their shares of USBTC capital stock in favour of the approval and adoption of the Business Combination and (ii) the termination of certain agreements between USBTC and certain of the USBTC Stockholders, subject to the occurrence of the Closing. Additionally, the USBTC Supporting Stockholders have agreed not to (i) transfer any of their shares of USBTC capital stock (or enter into any arrangement with respect thereto) or (ii) solicit, or agree to, alternative proposals.
The shares of USBTC capital stock subject to the USBTC Stockholder Support Agreement constituted approximately 41.4% of the outstanding shares of USBTC capital stock as of July 10, 2023. The USBTC Stockholder Support Agreement was entered into by the executive officers and directors of USBTC and certain other USBTC Stockholders.
The USBTC Stockholder Support Agreement terminates at the earliest to occur of (i) the Closing, (ii) the termination of the Business Combination Agreement or (iii) the mutual written consent of the parties to the USBTC Stockholder Support Agreement. However, termination of the USBTC Stockholder Support Agreement will not relieve any party to such Support Agreements from liability for breach of the USBTC Stockholder Support Agreement itself.
DISSENTING SHAREHOLDER RIGHTS
The following is a summary of the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, relating to a registered Hut 8 Shareholder’s Dissent Rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Hut 8 Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA, which is attached to this Circular as “Schedule “M” — Dissent Provisions of the BCBCA”, as modified by the Plan of Arrangement and the Interim Order.
The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholder should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any Dissent Rights.
Registered holders of Hut 8 Shares may exercise rights of dissent in connection with the Arrangement under Section 238 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement.
Non-registered Hut 8 Shareholders who wish to dissent should be aware that only registered Hut 8 Shareholders entitled to vote at the Meeting are entitled to Dissent Rights. Accordingly, a non-registered Hut 8 Shareholder desiring to exercise Dissent Rights must make arrangements for the Hut 8 Shares beneficially owned by such non-registered Hut 8 Shareholder to be registered in such non-registered Hut 8 Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Hut 8 or, alternatively, make arrangements for the registered holder of such Hut 8 Shares to exercise Dissent Rights on the non-registered Hut 8 Shareholder’s behalf.
Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting) of all, but not less than all, of the Dissenting Shareholder’s Hut 8 Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. It is a mutual condition precedent to completion of the Business Combination that Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Hut 8 Shares.

With respect to Hut 8 Shares in connection to the Arrangement, pursuant to the Interim Order, a registered Hut 8 Shareholder may exercise rights Dissent Rights, as modified by the Plan of Arrangement and the Interim Order; provided that, notwithstanding Section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution (“Notice of Dissent”) must be received from the Hut 8 Shareholders who wish to dissent by Hut 8 at 24 Duncan Street, Suite 500, Toronto, Ontario M5V 2B8, Attention: Corporate Secretary, not later than 4:00 p.m. (Toronto time) on September 8, 2023, being two (2) Business Days preceding the date of the Meeting (or, if the Meeting is adjourned or postponed, 4:00 p.m. (Toronto time) two (2) Business Days preceding the beginning of any adjournment or postponement of the Meeting).
To exercise Dissent Rights, a Hut 8 Shareholder must dissent with respect to all Hut 8 Shares of which it is the registered and beneficial owner. A registered Hut 8 Shareholder who wishes to dissent must deliver the written Notice of Dissent to Hut 8 as set forth above and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Hut 8 Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of that holder’s Dissent Rights. Non-registered Hut 8 Shareholders who wish to exercise Dissent Rights must cause the registered Hut 8 Shareholder holding their Hut 8 Shares to deliver the Notice of Dissent.
To exercise Dissent Rights, a registered Hut 8 Shareholder must prepare a separate Notice of Dissent for themselves, if dissenting on their behalf, and for each other non-registered Hut 8 Shareholder who beneficially owns Hut 8 Shares registered in the Hut 8 Shareholder’s name and on whose behalf the Hut 8 Shareholder is dissenting; and, if dissenting on their own behalf, must dissent with respect to all of the Hut 8 Shares registered in their name or if dissenting on behalf of a non-registered Hut 8 Shareholder, with respect to all of the Hut 8 Shares registered in their name and beneficially owned by the non-registered Hut 8 Shareholder on whose behalf the Hut 8 Shareholder is dissenting. The Notice of Dissent must set out the number of Hut 8 Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Hut 8 Shares constitute all of the Hut 8 Shares of which the Hut 8 Shareholder is the registered and beneficial owner and the Hut 8 Shareholder owns no other Hut 8 Shares beneficially, a statement to that effect; (b) if such Hut 8 Shares constitute all of the Hut 8 Shares of which the Hut 8 Shareholder is both the registered and beneficial owner, but the Hut 8 Shareholder is the non-registered owner of additional Hut 8 Shares, a statement to that effect and the names of the registered Hut 8 Shareholders of those other Hut 8 Shares, the number of Hut 8 Shares held by each such registered Hut 8 Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Hut 8 Shares; or (c) if the Dissent Rights are being exercised by a registered Hut 8 Shareholder who is not the beneficial owner of such Hut 8 Shares, a statement to that effect and the name and address of the non-registered Hut 8 Shareholder and a statement that the registered Hut 8 Shareholder is dissenting with respect to all of the non-registered Hut 8 Shareholder’s Hut 8 Shares registered in such registered Hut 8 Shareholder’s name.
A vote against the Arrangement Resolution does not constitute a Notice of Dissent and a registered Hut 8 Shareholder is not entitled to exercise Dissent Rights with respect to Hut 8 Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed their proxyholder, to vote) or in the case of a non-registered Hut 8 Shareholder caused, or is deemed to have caused, the registered Hut 8 Shareholder to vote, in favour of the Arrangement Resolution at the Meeting.
If the Arrangement Resolution is approved, and Hut 8 notifies a registered holder of Notice Shares of Hut 8’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Hut 8 Shareholder must, within one month after Hut 8 gives such notice, send to Hut 8 a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given notice of dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Hut 8 Shareholder on behalf of a non-registered Hut 8 Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Hut 8 Shareholder becomes a Dissenting Shareholder, and is bound to sell and Hut 8 is bound to purchase those Hut 8 Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Hut 8 Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.
Dissenting Shareholders who are:
(a)
ultimately entitled to be paid fair value for their Hut 8 Shares, will be paid an amount equal to such fair value by Hut 8, and will be deemed to have transferred such Hut 8 Shares as of the Arrangement Effective Time to Hut 8, without any further act or formality, and free and clear of all encumbrances and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Hut 8 Shares; or

(b)
ultimately not entitled, for any reason, to be paid fair value for their Hut 8 Shares, will be deemed to have participated in the Arrangement, as of the Arrangement Effective Time, on the same basis as a Hut 8 Shareholder who did not seek to exercise Dissent Rights, but did not deposit with the Depositary a duly completed Letter of Transmittal and will be entitled to receive the applicable Hut 8 Consideration Shares in the same manner as such non-Dissenting Shareholder.

If a Dissenting Shareholder is ultimately entitled to be paid by Hut 8 for their Notice Shares, such Dissenting Shareholder may enter an agreement with Hut 8 for the fair value of such Notice Shares. If such Dissenting Shareholder does not reach an agreement with Hut 8, such Dissenting Shareholder, or Hut 8, may apply to the Court, and the Court may:
(c)
determine the payout value of the Notice Shares, or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar, or a referee, of the Court;

(d)
join in the application of each Dissenting Shareholder who has not agreed with Hut 8 on the amount of the payout value of the Notice Shares; and

(e)
make consequential orders and give directions as the Court considers appropriate.

There is no obligation on Hut 8 to make application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Notice Shares had as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Notice Shares, Hut 8 must then promptly pay that amount to the Dissenting Shareholder.
In no circumstances will Hut 8 be required to recognize a person as a Dissenting Shareholder if: (i) such person is not the registered holder of those Hut 8 Shares in respect of which Dissent Rights are sought to be exercised immediately prior to the Arrangement Effective Time; (ii) such person has voted or instructed a proxy holder to vote Hut 8 Shares held by such person in favour of the Arrangement Resolution; (iii) such person has not complied with the procedures for exercising Dissent Rights set out in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order; or (iv) such person withdraws their Notice of Dissent prior to the Arrangement Effective Time.
In no event will USBTC, Hut 8, New Hut or any other person be required to recognize a Dissenting Shareholder as the holder of any Hut 8 Share in respect of which Dissent Rights have been validly exercised and not withdrawn at and after the Arrangement Effective Time, and at the Arrangement Effective Time the names of such Dissenting Shareholders will be deleted from the central securities register of Hut 8 as at the Arrangement Effective Time.
For greater certainty, in addition, to any other restrictions in the Interim Order, no person will be entitled to exercise Dissent Rights with respect to Hut 8 Shares in respect of which a Person has voted or has instructed a proxy holder to vote in favour of the Arrangement Resolution.
Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, the Dissenting Shareholder votes in favour of the Arrangement Resolution, or the Dissenting Shareholder withdraws the notice of dissent with Hut 8’s written consent. If any of these events occur, Hut 8 must return the share certificates representing the Hut 8 Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Hut 8 Shareholder.
The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Hut 8 Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and failure to do so may result in the loss of any Dissent Rights. Persons who are beneficial holders of Hut 8 Shares registered in the name of an intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such Hut 8 Shares is entitled to dissent.
A copy of the Interim Order, the Plan of Arrangement and the text of section 238 of the BCBCA are set forth in “Schedule “F” — Interim Order”, “Schedule “B” — Plan of Arrangement” and “Schedule “M” —  Dissent Provisions of the BCBCA”, respectively, to this Circular. It is recommended that any registered Hut 8 Shareholder wishing to avail themselves of the Dissent Rights seek legal advice, as failure to comply with the provisions of the BCBCA, as modified by the Interim Order and Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.
INFORMATION RELATING TO HUT 8
Through innovation, imagination, and passion, Hut 8’s seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8's infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally.
Hut 8 was incorporated under the laws of the province of British Columbia on June 9, 2011. Its registered office is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8 and the corporate headquarters are located at Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8. The Hut 8 Shares are listed and posted for trading on Nasdaq and the TSX under the symbol “HUT”.
For further information regarding Hut 8, the development of its business and its business activities, see the annual information form of Hut 8 dated March 9, 2023 in respect of the fiscal year ended December 31, 2022 and “Schedule “H” — Information Relating to Hut 8”.
INFORMATION RELATING TO USBTC
USBTC is an industrial-scale operator of Bitcoin mining sites. The company’s strategy is to design, build, and operate sites where there is access to low-cost and sustainable sources of electricity. The company operates four sites across the United States with access to approximately 730 MW of electricity and fully built out rack space.

USBTC has several revenue streams: self-mining, hosting, managed infrastructure operations, and equipment sales. Self-mining refers to all USBTC-owned machines that contribute computing power to mining pools in exchange for Bitcoin. Hosting refers to USBTC operating third party-owned machines at its sites in exchange for a hosting fee. Managed infrastructure operations refers to USBTC operating third-party-owned Bitcoin mining sites, leveraging its purpose-built site management software along with the curtailment platform, in exchange for a property management fee. Equipment sales refers to USBTC selling mining or infrastructure equipment to third-parties.
USBTC owns and operates Alpha Site in Niagara Falls, New York with access to approximately 50 MW of electricity. USBTC also owns a 50% interest in the King Mountain JV with NextEra. The King Mountain JV owns Echo Site in Upton County, Texas with access to approximately 280 MW of electricity. The Echo Site is co-located behind-the-meter at a wind farm.
USBTC is the site operator for three Bitcoin mining sites through its USMIO subsidiaries. USMIO leads all aspects of site operations, including accounting, curtailment, and customer relations if the site owner is also a hosting provider. The first site is Charlie Site, located in Kearney, Nebraska that has access to approximately 100 MW of electricity. The second site is Delta Site, located in Granbury, Texas that currently has access to approximately 300 MW of electricity. The third site is the Echo Site owned by the King Mountain JV, which has access to approximately 280 MW of electricity. USBTC views its managed infrastructure operations business as a strategic partnership with its clients; the company structures its property management agreements to incentivize the long-term growth and sustainability of its clients’ sites.
USBTC does not currently intend to mine, invest in, or transact in digital assets other than Bitcoin.
USBTC was incorporated under the laws of the State of Nevada on December 4, 2020 under the name U.S. Data Group, Inc. USBTC changed its name to U.S. Data Mining Group, Inc. on December 15, 2020, and does business as “US BITCOIN CORP.”. USBTC’s principal address is located at 1221 Brickell Avenue, Suite 900, Miami, Florida 33131. The company’s telephone number is (305) 224-6427, and its website address is www.usbitcoin.com.
For further information regarding USBTC, see “Schedule “I” — Information Relating to USBTC”.
INFORMATION RELATING TO NEW HUT
New Hut is a corporation incorporated in the State of Delaware on January 27, 2023 for the purpose of effecting the Business Combination. To date, New Hut has not conducted any activities other than those incident to its formation, the execution of the Business Combination Agreement, the preparation of regulatory filings made in connection with the transactions contemplated by the Business Combination Agreement and other matters related to such transactions.
After completion of the transactions contemplated by the Business Combination Agreement, New Hut will be the parent entity and successor corporation to Hut 8 and USBTC. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.
New Hut is expected to benefit from a combined installed self-mining capacity of 7.5 EH/s and 253 MW of total energy currently available from six sites with current self-mining operations: Medicine Hat, Alberta; Drumheller, Alberta; Niagara Falls, New York; Kearney, Nebraska, Granbury, Texas; and King Mountain, Texas. The 1.7 EH/s installed self-mining capacity at the King Mountain, Texas site is owned by the King Mountain JV in which USBTC has a 50% membership interest alongside NextEra.
Following the completion of the Business Combination, New Hut’s head and registered office will be located at 1221 Brickwell Avenue, Suite 900, Miami, Florida 33131, which is currently USBTC’s head office.
For further information regarding New Hut, see “Schedule “J” — Information Relating to New Hut”.

RISK FACTORS
The following risk factors should be considered by the Hut 8 Shareholders in evaluating whether to approve the Hut 8 Resolutions. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular. These risk factors relate to the Arrangement. For information on risks and uncertainties relating to the business of Hut 8, see “Schedule “H” — Risk Factors” and for information on risks and uncertainties relating to the business of USBTC, see “Schedule “I” — Risk Factors”.
Risk Factors Related to the Business Combination
Hut 8 Shareholders and USBTC Stockholders cannot be sure of the value of the Business Combination consideration they will receive.
The Hut 8 Shareholders and the USBTC Stockholders will receive a fixed number of New Hut Shares in the Business Combination, rather than a number of New Hut Shares with a particular fixed market value. The values of Hut 8 Shares and USBTC common stock at the Closing may vary significantly from their prices on the date prior to the date the Business Combination Agreement was executed, the date of this Circular or the date on which the Hut 8 Shareholders and the USBTC Stockholders approve the Business Combination. Because the respective Hut 8 and USBTC exchange ratios are fixed and will not be adjusted to reflect any changes in the prices of Hut 8 Shares or USBTC common stock, the market value of the New Hut Shares issued as part of the Business Combination, and the Hut 8 Shares and USBTC common stock surrendered as part of the Business Combination, may be higher or lower than the values of these shares on earlier dates. All of the consideration to be received by the Hut 8 Shareholders and the USBTC Stockholders will be New Hut Shares. At the time of approval, the Hut 8 Shareholders and the USBTC Stockholders will not know or be able to determine the value of the New Hut Shares they may receive upon completion of the Business Combination. Changes in the prices of Hut 8 Shares and USBTC common stock may result from a variety of factors that are beyond the control of Hut 8 or USBTC, including changes in their respective businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and other developments.
Neither Hut 8 nor USBTC is permitted to terminate the Business Combination Agreement solely because of changes in the prices of either party’s common stock. There is no assurance that the Business Combination will be completed, that there will not be a delay in the completion of the Business Combination, or that all or any of the anticipated benefits of the Business Combination will be obtained.
The Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be consummated.
The completion of the Business Combination is subject to the satisfaction or waiver of a number of conditions. Those conditions include, but are not limited to: (i) obtaining the Interim Order and Final Order of the Court on terms consistent with the Business Combination Agreement; (ii) the receipt of requisite approvals by the requisite shareholders of Hut 8 and stockholders of USBTC; (iii) the absence of certain governmental restraints or prohibitions preventing completion of the Business Combination; (iv) no order, legal prohibition, or injunction preventing or restricting the consummation of the Business Combination; (v) the effectiveness of the Registration Statement and the absence of any threatened or initiated stop order or proceedings by the SEC; (vi) the approval of New Hut’s listing applications with Nasdaq and the TSX on terms satisfactory to each of the parties; (vii) the execution and delivery of executive employment agreements for the leadership team of New Hut; (viii) the effectiveness of a “rolling” or “evergreen” omnibus equity incentive plan (or similar plan) with a number of shares reserved thereunder representing approximately 10% of the fully-diluted capitalization of New Hut, adopted by the board of directors of New Hut immediately after closing; (ix) dissent rights having not been exercised with respect to more than 5.0% of the issued and outstanding of Hut 8 Shares and not more than 5.0% of the outstanding USBTC shares remaining eligible to exercise dissenter’s rights under the Nevada Dissenter’s Rights Statutes; (x) the truth and correctness of the representations and warranties made by both parties (generally subject to certain “materiality” and “material adverse effect” qualifiers); (xi) the performance of or compliance with, by Hut 8 and USBTC, their respective obligations, covenants and agreements under the Business Combination Agreement in all material respects; and (xii) the absence since the date of the Business Combination Agreement of any (a) state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission that has had or would reasonably be expected to have, individually in the aggregate, a material adverse effect with respect to the other party or (b) material adverse effect with respect to the other party.
No assurance can be given that the required Hut 8 Shareholder and USBTC Stockholder consents and approvals, as applicable, will be obtained or that the required conditions to closing will be satisfied. Any delay in completing the Business Combination could cause New Hut not to realize, or to be delayed in realizing, some or all of the benefits that Hut 8 and USBTC expect to achieve if the Business Combination is successfully completed within their expected time frame.
In addition, if the Business Combination is not completed by September 30, 2023, subject to certain limitations, either Hut 8 or USBTC may choose not to proceed with the Business Combination, and the parties can mutually decide to terminate the Business Combination Agreement at any time prior to the consummation of the Business Combination. In addition, Hut 8 or USBTC may elect to terminate the Business Combination Agreement in certain other circumstances. If the Business Combination Agreement is terminated, Hut 8 and USBTC may incur substantial fees in connection with termination of the Business Combination Agreement, including a potential termination fee in certain circumstances, and will not recognize the anticipated benefits of the Business Combination. See “The Business Combination Agreement — Termination”.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.
Before the transactions contemplated by the Business Combination Agreement can be completed, various approvals must be obtained from regulatory agencies in the United States and Canada. In deciding whether to grant these approvals, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay receipt of required approvals. For example, the Registration Statement is subject to the ongoing review of the SEC, and the Business Combination cannot be completed until the Registration Statement is declared effective by the SEC. The Registration Statement will be further amended after the date hereof in relation to the ongoing review of the Registration Statement by the SEC. Additional amendments may include changes to the Registration Statement that are not reflected in this Circular.
The terms of the approvals that are granted may impose conditions, limitations, obligations or costs, or place restrictions on the conduct of Hut 8’s or USBTC’s business or require changes to the terms of the transactions contemplated by the Business Combination Agreement and the corporate governance updates. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the Business Combination Agreement and the corporate governance updates, imposing additional material costs on or otherwise reducing the anticipated benefits of the Business Combination if the Business Combination is consummated successfully within the expected timeframe. Nor can there be any assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Business Combination. Additionally, the completion of the Business Combination is conditioned on the absence of certain orders or injunctions issued by any court of competent jurisdiction or other legal restraints that would prohibit or make illegal the consummation of any of the transactions contemplated by the Business Combination Agreement.
Termination of the Business Combination Agreement could negatively impact Hut 8 and/or USBTC.
If the Business Combination Agreement is terminated in accordance with its terms and the Business Combination is not consummated, the ongoing businesses of Hut 8 and USBTC may be adversely affected by a variety of factors. Hut 8’s and USBTC’s respective businesses may be adversely impacted by the failure to pursue other beneficial opportunities during the pendency of the Business Combination, by the failure to obtain the anticipated benefits of completing the Business Combination, by payment of certain costs relating to the Business Combination, and by the focus of their respective managements on the Business Combination for an extended period of time rather than on management opportunities or other issues. The market price of Hut 8 Shares might decline as a result of any such failures to the extent that the current market prices reflect a market assumption that the Business Combination will be completed.
In addition, if the Business Combination Agreement is terminated under certain circumstances, Hut 8 may be required to pay a termination fee of US$10,000,000 to USBTC. See “The Business Combination Agreement — Termination Fee Payable by Hut 8”. Hut 8 or USBTC may also be negatively impacted if the Business Combination Agreement is terminated and their respective boards seek but are unable to find another business combination or strategic transaction offering equivalent or more attractive consideration than the consideration to be provided in the Business Combination, or if the respective companies become subject to litigation related to entering into or failing to consummate the Business Combination, including direct actions by the Hut 8 Shareholders or the USBTC Stockholders, as applicable, against the directors and/or officers of Hut 8 or USBTC for breaches of fiduciary duty, or derivative actions brought by the Hut 8 Shareholders or the USBTC Stockholders in the name of the respective companies.
Hut 8’s and USBTC’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of Hut 8 and USBTC Stockholders generally.
When considering the recommendations of the boards of directors of Hut 8 or USBTC, as applicable, with respect to the proposals described in this Circular, the Hut 8 Shareholders and the USBTC Stockholders should be aware that the directors and executive officers of each of Hut 8 and USBTC may have interests in the Business Combination and have arrangements that are different from, or in addition to, those of the Hut 8 Shareholders and the USBTC Stockholders generally. These interests and arrangements include the continued employment of certain executive officers of Hut 8 and USBTC by New Hut or its subsidiaries, the continued service of certain independent directors of Hut 8 and USBTC as directors of New Hut or its subsidiaries, the treatment in the Business Combination of outstanding equity, other equity-based and incentive awards, other compensation and benefit arrangements, including potential severance payments for certain officers upon termination, and the right to continued indemnification and insurance coverage for former Hut 8 and USBTC directors and officers by New Hut. See “Description of the Business Combination — Interests of Hut 8’s Directors and Management in the Business Combination”.
The Hut 8 Shareholders and the USBTC Stockholders should be aware of these interests when they consider voting or consenting, as applicable, to approve and adopt the Business Combination Agreement.
Hut 8 and USBTC will incur significant costs in connection with the Business Combination.
Hut 8 and USBTC have incurred and expect to incur a number of non-recurring costs associated with the Business Combination. These costs and expenses include fees paid to financial, legal and accounting advisors, potential employment-related costs, filing fees, printing expenses and other related charges. Some of these costs are payable by Hut 8 and USBTC regardless of whether the Business Combination is completed.

There are also a large number of processes, policies, procedures, operations, technologies and systems that may or must be integrated in connection with the Business Combination and the integration of the two companies’ businesses. While both Hut 8 and USBTC have assumed that a certain level of expenses would be incurred in connection with transactions contemplated by the Business Combination Agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
There may also be additional unanticipated significant costs in connection with the Business Combination that New Hut may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income Hut 8 and USBTC expect to achieve from the Business Combination. Although Hut 8 and USBTC expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.
The failure to integrate Hut 8’s business and USBTC’s business successfully in the expected time frame could adversely affect New Hut’s future results.
The success of the Business Combination will depend, in large part, on the Parties’ ability to realize the anticipated benefits from combining Hut 8’s business with USBTC’s business. A successful integration will require focusing a substantial amount of resources and management attention to the integration process, which may divert resources and focus from the development and operation of Hut 8’s and USBTC’s regular business operations. New Hut’s business or results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur before the Closing. The integration process is subject to a number of risks and uncertainties, and no assurance can be given as to the realization of anticipated benefits in full or in part or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs and could adversely affect New Hut’s future business, financial conditions, operating results and prospects.
Potential difficulties that may be encountered in the integration process include the following:
•
challenges and difficulties associated with managing the larger, more complex, combined company;

•
conforming standards, controls, procedures and policies, and compensation structures between the companies;

•
retaining and integrating talent from the two companies, including key employees, while maintaining focus on expanding and maintaining the business;

•
consolidating corporate and administrative infrastructures;

•
coordinating geographically dispersed organizations;

•
addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•
potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Business Combination;

•
effecting potential actions that may be required in connection with obtaining regulatory approvals;

•
performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Business Combination and integrating the companies’ operations; and

•
difficulties in delivering on New Hut’s strategy, including the ability of the Business Combination to accelerate growth in the combined business.

Hut 8’s and USBTC’s business relationships may be subject to disruption due to uncertainty associated with the Business Combination, which could have an adverse effect on Hut 8’s and USBTC’s results of operations, cash flows and financial position.
Parties with which Hut 8 and USBTC do business may experience uncertainty associated with the Business Combination, including with respect to current or future business relationships with Hut 8, USBTC or the combined company following the completion of the Business Combination. Hut 8’s and USBTC’s relationships may be subject to disruption as Persons with whom Hut 8 and/or USBTC have a business relationship may have concerns about a larger, more international organization, or otherwise, and may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Hut 8 or USBTC, as applicable, or consider entering into business relationships with parties other than Hut 8 or USBTC. These disruptions could have a material adverse effect on the results of operations, cash flows and financial position of Hut 8, USBTC or New Hut following the completion of the Business Combination, including an adverse effect on the Parties’ ability to realize the expected benefits of the Business Combination. The risk, and adverse effect, of any disruption could be exacerbated by a delay in the completion of or failure to complete the Business Combination.
Hut 8 and USBTC will be subject to certain contractual restrictions while the Business Combination is pending.
The Business Combination Agreement restricts each of Hut 8 and USBTC from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, paying dividends, repurchasing or issuing securities outside of existing share repurchase and equity award programs, and taking other specified actions until the earlier of the completion of the Business Combination or the termination of the Business Combination Agreement without the consent of the other party. These restrictions may prevent Hut 8 and USBTC from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Business Combination could be exacerbated by any delays in consummation of the Business Combination or the termination of the Business Combination Agreement. See “The Business Combination Agreement — Covenants Regarding the Conduct of the Business”.
Uncertainties associated with the Business Combination may cause a loss of management personnel and other key employees, and Hut 8, USBTC and New Hut may have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future businesses and operations of Hut 8, USBTC and New Hut.
The success of the Business Combination will depend in part on the retention of personnel critical to the business and operations of New Hut due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.
Current and prospective employees of Hut 8 and USBTC may experience uncertainty about their future role with Hut 8 and USBTC until strategies with regard to these employees are announced or executed, which may impair Hut 8’s and USBTC’s ability to attract, retain and motivate key personnel prior to and following the Business Combination. Employee retention may be particularly challenging during the pendency of the Business Combination, as employees of Hut 8 and USBTC may experience uncertainty about their future roles with New Hut. If Hut 8 and USBTC are unable to retain personnel, Hut 8 and USBTC could face disruptions in their operations, loss of existing business partners, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Business Combination.
If key employees of Hut 8 or USBTC depart, New Hut may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Hut 8 or USBTC, and New Hut’s ability to realize the anticipated benefits of the Business Combination may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with integrating employees into New Hut. Accordingly, no assurance can be given that New Hut will be able to attract or retain key employees of Hut 8 or USBTC to the same extent that those companies have been able to attract or retain their own employees in the past.
The Business Combination and the integration of USBTC may subject New Hut to certain liabilities associated with USBTC or liabilities that may arise in connection with the completion of the Business Combination, as there has been no public market for USBTC capital stock and the lack of a public market makes it difficult to determine the fair market value of USBTC.
The Business Combination and the integration of USBTC with Hut 8 into New Hut may pose special risks, including write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that the integration will be accomplished effectively or in a timely manner. In addition, the Business Combination and the integration of USBTC will subject New Hut to liabilities that may exist at USBTC or may arise in connection with the completion of the Business Combination, some of which may be unknown. Although Hut 8 and Hut 8 advisers have conducted due diligence on the operations of USBTC, there can be no guarantee that Hut 8 is aware of all liabilities of USBTC. These liabilities, and any additional risks and uncertainties related to the Business Combination not currently known to Hut 8 or that Hut 8 may currently deem immaterial or unlikely to occur, could negatively impact Hut 8’s, USBTC’s or New Hut’s business, financial condition and results of operations, including profitability. Further, USBTC’s business is different in certain ways from Hut 8’s, and USBTC’s results of operations may as a result be affected by factors that differ from those currently affecting Hut 8’s results of operations.
Additionally, the outstanding shares of USBTC capital stock are privately held and are not traded on any public market. The lack of a public market may make it more difficult to determine the fair market value of USBTC than if the outstanding shares of USBTC capital stock were traded publicly. The value ascribed to USBTC capital stock in other contexts, including in private valuations or financings, may not be indicative of the price at which the outstanding shares of USBTC capital stock may have traded if they were traded on a public market. The consideration to be paid to the USBTC Stockholders in the Business Combination was determined based on negotiations between the Parties and likewise may not be indicative of the price at which the outstanding shares of USBTC capital stock may have traded if they were traded on a public market.
Litigation may be instituted against New Hut, members of New Hut’s Board of Directors, Hut 8, members of the Board of Directors, USBTC, members of the USBTC Board of Directors and Merger Subco challenging the Business Combination and adverse judgments in these lawsuits may prevent the Business Combination from becoming effective within the expended timeframe or at all.
Lawsuits in connection with the Business Combination may be filed against Hut 8, USBTC, New Hut, Merger Subco, and/or their respective directors and officers, which could prevent or delay the consummation of the Business Combination and result in additional costs to Hut 8 and USBTC. The ultimate resolution of any lawsuits cannot be predicted with certainty, and an adverse ruling in any such lawsuit may cause the Business Combination to be delayed or not to be completed, which could cause Hut 8 and USBTC not to realize some or all of the anticipated benefits of the Business Combination. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect New Hut’s business, financial condition, results of operations and cash flows. Hut 8 and USBTC cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from any such lawsuits or claims.
The Business Combination may be completed even though material adverse changes may result from the announcement of the Business Combination, industry-wide changes or other causes.
In general, either party can refuse to complete the Business Combination if there is a material adverse effect affecting the other party prior to the Closing. However, some types of changes that would result in a material adverse effect of either party are excluded from the definition of a Material Adverse Effect according to the Business Combination Agreement, and do not permit either party to refuse to complete the Business Combination. If such adverse changes occur but Hut 8 and USBTC still complete the Business Combination, the market price of New Hut Shares may suffer. For a more complete discussion of what constitutes a Material Adverse Effect in respect of USBTC or Hut 8 under the Business Combination Agreement, see the section titled “The Business Combination Agreement — Representations and Warranties”.
Hut 8 or USBTC may waive one or more of the closing conditions without re-soliciting shareholder approval.
Hut 8 or USBTC may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Business Combination. Hut 8 or USBTC currently expect to evaluate the materiality of any waiver and its effect on the Hut 8 Shareholders or the USBTC Stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of the Registration Statement, in the case of Hut 8, or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the Business Combination or as to re-soliciting shareholder approval or amending the Registration Statement as a result of a waiver will be made by Hut 8 or USBTC, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.
Hut 8 and USBTC will be subject to business uncertainties while the Business Combination is pending.
Uncertainty about the completion or effect of the Business Combination may affect the relationship between Hut 8 and USBTC and their respective suppliers, customers, distributors, licensors and licensees and may have an adverse effect on Hut 8 and USBTC, and consequently on New Hut. This uncertainty may cause strategic partners or others that deal with Hut 8 and USBTC to delay or defer entering into contracts with Hut 8 and USBTC or making other decisions concerning Hut 8 and USBTC or seek to change or cancel existing business relationships with Hut 8 or USBTC, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Hut 8 and USBTC, regardless of whether the Business Combination is ultimately completed.
Third parties may terminate or alter existing contracts or relationships or with Hut 8 or USBTC.
Each of Hut 8 and USBTC has contracts with customers, vendors, distributors, landlords, licensors, lenders, and other business partners which may require Hut 8 or USBTC, as applicable, to obtain consent from these other parties in connection with the Business Combination. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Hut 8 and/or USBTC currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either or both parties in anticipation of the Business Combination, or with the combined company following the Business Combination. The pursuit of such rights may result in Hut 8, USBTC or New Hut suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and may lose rights that are material to its business. Any such disruptions could limit New Hut’s ability to achieve the anticipated benefits of the Business Combination. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Business Combination or the termination of the Business Combination Agreement.
Both Hut 8 Shareholders and USBTC Stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.
After the completion of the Business Combination, the Hut 8 Shareholders and the USBTC Stockholders will own a smaller percentage of New Hut than they currently own of Hut 8 and USBTC, respectively. It is expected that, on a fully-diluted in-the-money basis, former Hut 8 Shareholders will collectively hold approximately 50%, and former USBTC Stockholders will collectively hold approximately 50%, of the New Hut Shares outstanding immediately after consummation of the Business Combination. Consequently, the Hut 8 Shareholders, as a group, and the USBTC Stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in Hut 8 and USBTC, respectively.
The New Hut Shares to be received by Hut 8 Shareholders and USBTC Stockholders will have rights different from the Hut 8 Shares and USBTC common stock and preferred stock, respectively.
Upon completion of the Business Combination, the Hut 8 Shareholders and the USBTC Stockholders will no longer be shareholders of Hut 8 and/or USBTC, as applicable, but will instead be shareholders of New Hut. The rights of former Hut 8 Shareholders and USBTC Stockholders who become New Hut stockholders will be governed by the New Hut charter and bylaws, each of which will be adopted, prior to the effective time, in substantially the form attached as “Schedule “Q” — New Hut Organizational Documents”. The rights associated with New Hut Shares are different from the rights associated with Hut 8 Shares or USBTC common and preferred stock. See “Schedule “N” — Comparison of Rights of Hut 8 Shareholders and New Hut Shareholders”.
The Business Combination Agreement limits Hut 8’s ability to pursue alternatives to the Business Combination and contains provisions that could affect the decisions of a third party considering making an alternative acquisition proposal to Hut 8.
The Business Combination Agreement prohibits Hut 8 from soliciting, initiating, or encouraging alternative proposals with respect to a merger, acquisition or business combination from any third party. Under the terms of the Business Combination Agreement, Hut 8 may, in certain circumstances, communicate and discuss with a third party regarding a superior proposal that, among other criteria, if consummated, would result in such third party acquiring not less than all the outstanding shares of Hut 8 or substantially all of the assets of Hut 8 and the Board in good faith determines to be more financially favorable to shareholders of Hut 8. In addition, before the Board enters into a definitive agreement with respect to a superior proposal, USBTC generally has an opportunity to offer to modify the terms of the Business Combination and Hut 8 has an obligation to negotiate in good faith regarding such an offer. Under specified circumstances, upon termination of the combination Business Combination Agreement in connection with a superior proposal, Hut 8 may be required to pay USBTC a termination fee of US$10,000,000. These provisions could affect the decision by a third party to make a competing acquisition proposal, including the structure, pricing, and terms proposed by a third party seeking to acquire or merge with Hut 8.
New Hut’s consolidated indebtedness will increase substantially following completion of the Business Combination. This increased level of indebtedness could adversely affect New Hut, including by decreasing its business flexibility.
Upon completion of the Business Combination, New Hut will assume an estimated $207 million of outstanding net debt of Hut 8 and USBTC. The increased indebtedness could have the effect of, among other things, reducing New Hut’s flexibility to respond to changing business and economic conditions. In addition, the amount of cash required to pay interest on New Hut’s increased indebtedness levels will increase following completion of the Business Combination, and the demands on New Hut’s cash resources will correspondingly increase. The increased levels of indebtedness following completion of the Business Combination could also reduce funds available for capital expenditures, share repurchases and dividends, and other activities and may create competitive disadvantages for New Hut relative to other companies with lower debt levels.
The market price of New Hut Shares may be volatile, and holders of New Hut Shares could lose a significant portion of their investment due to drops in the market price of New Hut Shares following completion of the Business Combination.
The market price of New Hut shares may be volatile, and following completion of the Business Combination shareholders may not be able to resell their New Hut Shares at or above the price at which they acquired those shares due to fluctuations in market price, including changes in price caused by factors unrelated to the combined company’s operating performance or prospects.
Specific factors that may have a significant effect on the market price for the New Hut Shares include, among others, the following:
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changes in stock market analyst recommendations or earnings estimates regarding the combined company’s common stock, other companies comparable to it or companies in the industries they serve;

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actual or anticipated fluctuations in the combined company’s operating results or future prospects;

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reaction to public announcements by the combined company;

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strategic actions taken by the combined company or its competitors, such as any contemplated business separation, acquisitions or restructurings;

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failure of the combined company to achieve the perceived benefits of the Business Combination, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

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adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and

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sales of common stock by the combined company, members of its management team or significant shareholders.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of New Hut’s financial condition or results of operations following the Business Combination.
The pro forma financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of New Hut’s financial condition or results of operations following the Business Combination for a number of reasons. For example, the pro forma financial statements have been derived from the historical financial statements of Hut 8 and USBTC and certain adjustments and assumptions have been made regarding New Hut after giving effect to the Business Combination. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by New Hut in connection with the Business Combination. For example, the impact of any incremental costs incurred in integrating Hut 8 and USBTC is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of New Hut following the Business Combination may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect New Hut’s financial condition or results of operations following the Business Combination. Any potential decline in New Hut’s financial condition or results of operations may cause a significant decrease in the share price of New Hut.

The projections and forecasts presented in this Circular may not be an indication of the actual results of the transaction or Hut 8’s, USBTC’s or New Hut’s future results.
This Circular contains projections and forecasts relating to each of Hut 8, USBTC and New Hut. None of the projections and forecasts included in this Circular have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination, or toward complying with SEC guidelines, GAAP or IFRS. Accordingly, such projections and forecasts should not be viewed as public guidance. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of Hut 8, USBTC and New Hut. Important factors that may affect actual results of Hut 8, USBTC and New Hut or could lead to such projections and forecasts not being achieved include, but are not limited to: each of Hut 8’s and USBTC’s ability to obtain power at its operational sites at favorable rates, their abilities to maintain operations at their existing operational sites, Hut 8’s remediation testing at the Drumheller site, and Hut 8’s ability to relocate and re-energize the miners from its North Bay site, volatility in the price of Bitcoin, increases in Bitcoin network difficulty, the effect of any halving, including the halving expected to occur in 2024, the potential future regulation of the digital asset industry and the state of the market for digital assets generally, closing of the Business Combination and the timing thereof, the ability to successfully integrate Hut 8 and USBTC, and other factors described under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Circular. Investors are accordingly cautioned not to place undue reliance on the projections, as the projections may be materially different than actual results.
Risk Factors Related to New Hut
The Business Combination and the expansion of the combined company may lead to an increase in competitive pressure from both existing competitors and new entrants in the already highly competitive digital asset mining industry.
As a result of the Business Combination, New Hut will operate in a greater geographical area than each of Hut 8 and USBTC, separately, does currently. A number of competitors both in North America and around the world conduct digital asset mining operations similar to those conducted by Hut 8 and USBTC. Existing competitors and new entrants in North America and the rest of the world may engage in aggressive customer acquisition campaigns, develop superior offerings or consolidate with other entities and achieve benefits of scale.
In addition, recent developments in the digital assets industry, including several high-profile bankruptcies and escalation of regulatory oversight, could lead to increases in mergers, acquisitions, and other strategic transaction activity in the industry among New Hut’s competition and increasing consolidation. This could significantly alter the competitive landscape in which New Hut expects to operate and lead to increasing competition in digital asset mining as well as adversely impact New Hut’s access to capital and other opportunities.
Such competitive pressures in an already highly competitive market may materially erode New Hut’s market share and negatively impact New Hut’s revenue, and may hinder New Hut’s expansion, which could adversely impact the combined company after the completion of the Business Combination.
Whether or not the Business Combination is completed, the announcement and pendency of the Business Combination will divert significant management resources to complete the Business Combination, which could have an adverse effect on their respective businesses, financial results, and/or market prices.
Whether or not the Business Combination is completed, the announcement and pendency of the Business Combination could cause disruptions in the businesses of Hut 8 and USBTC by directing the attention of management of each of Hut 8 and USBTC toward the completion of the Business Combination. Hut 8 and USBTC have each diverted significant management resources in an effort to complete the Business Combination and are each subject to restrictions contained in the Business Combination Agreement on the conduct of their respective businesses. If the efforts and actions required of Hut 8 and USBTC in order to consummate the Business Combination are more difficult, costly or time consuming than expected, such efforts and actions could result in the additional diversion of each company’s management’s attention and resources or the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses, which could adversely affect the business and financial results of Hut 8 or USBTC, as applicable. If the Business Combination is not completed, Hut 8 and USBTC will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.
Hut 8 and USBTC will incur significant transaction- and integration-related costs in connection with the Business Combination, and any such costs could adversely affect New Hut’s ability to execute on its integration plan.
Hut 8 and USBTC expect to incur a number of non-recurring costs associated with the Business Combination and combining the operations of the two companies. Additionally, each of Hut 8 and USBTC will incur significant transaction costs related to the Business Combination, some of which must be paid even if the Business Combination is not completed. These costs are substantial and include financial advisory, legal and accounting costs. New Hut also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Hut 8 and USBTC continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Business Combination and the integration of the two companies’ businesses. Although Hut 8 and USBTC expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow New Hut to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

New Hut’s future results will suffer if it does not effectively manage its expanded operations following the Business Combination.
Following the Business Combination, the size of the business of New Hut will increase significantly beyond the current size of either Hut 8’s or USBTC’s current businesses on a stand-alone basis. New Hut’s future success depends, in part, upon its ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurance that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the Business Combination.
Coordinating the businesses of Hut 8 and USBTC may be more difficult, costly or time-consuming than expected and New Hut may fail to realize the anticipated benefits of the Business Combination, which may adversely affect New Hut’s business results and negatively affect the value of New Hut’s shares following the Business Combination.
The success of the Business Combination will depend on, among other things, the ability of Hut 8 and USBTC to coordinate their businesses under New Hut in a manner that facilitates growth opportunities. However, Hut 8 and USBTC may not be able to successfully coordinate their respective businesses in a manner that permits anticipated growth to be realized, without adversely affecting current revenues and investments. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the Business Combination may not be realized fully, or at all, or may take longer to realize than expected. Specifically, the following issues, among others, must be addressed in order to realize the anticipated benefits of the Business Combination so the combined company performs as expected:
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coordinating the businesses of Hut 8 and USBTC and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve the growth anticipated to result from the Business Combination;

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coordinating the companies’ technologies;

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coordinating the companies’ operating practices, internal controls and other policies, procedures and processes;

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addressing possible differences in business backgrounds and corporate cultures;

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coordinating geographically dispersed organizations; and

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effecting actions that may be required in connection with obtaining regulatory approvals.

Furthermore, the board of directors of New Hut will consist of the certain directors of Hut 8 and certain directors of USBTC. Combining the boards of directors of each company into New Hut’s board could require the reconciliation of differing priorities and philosophies.
An inability to realize the full extent of the anticipated benefits of the Business Combination, as well as any delays encountered in the combination process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company after the completion of the Business Combination. In addition, the actual coordination of the Hut 8 and USBTC businesses under New Hut may result in additional and unforeseen expenses, and the anticipated benefits of the coordination plan may not be realized. If Hut 8 and USBTC are not able to adequately address coordination challenges, they may be unable to successfully coordinate their operations or realize the anticipated benefits of the coordination of the two companies.
The market price of New Hut Shares may decline following the Business Combination.
The market price of New Hut Shares may decline following the Business Combination, and the Hut 8 Shareholders and the USBTC Stockholders who receive New Hut Shares as a result of the Business Combination could see a decrease in the value of their investment in New Hut Shares, if, among other things, New Hut is unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the Business Combination are not realized, or if the transaction costs related to the Business Combination are greater than expected. The market price may also decline if New Hut does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by investors or financial or industry analysts or if the effect of the Business Combination on New Hut’s financial position, results of operations or cash flows is not consistent with the expectations of investors or financial or industry analysts. In addition, many New Hut stockholders and USBTC Stockholders may decide to sell the New Hut Shares they receive as a result of the Business Combination. Any such sales of New Hut Shares could have the effect of depressing the market price for New Hut Shares. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the New Hut Shares, regardless of the actual operating performance of the combined company.
New Hut’s business may be impacted by differences in Canadian and U.S. operations.
Hut 8 currently has its head office and conducts its business operations in Canada, while USBTC has its head office and conducts it business operations in the United States. New Hut expects to maintain the existing physical operations of Hut 8 and USBTC in Canada and the United States, respectively. However, New Hut’s principal executive offices will be located in the United States. Certain existing Hut 8 relationships, including with employees, suppliers, contract research organizations, partners, collaborators, governments and other stakeholders, may be subject to disruption as a result of this shift in management and operations to the United States. Conversely, certain existing USBTC relationships could be impacted as a result of the addition of operations outside of the United States. Specifically, certain stakeholders may be reluctant to engage in business with Hut 8 and/or USBTC prior to, or with New Hut following completion of, the Business Combination, or may impose additional conditions on or apply less favorable terms to transactions involving Hut 8, USBTC and/or New Hut. This could have an adverse effect on the business and operations of Hut 8 and USBTC prior to, or New Hut following, completion of the Business Combination.
The rights of New Hut stockholders under Delaware law may differ from the rights of Hut 8 Shareholders under Canadian law.
New Hut is a Delaware corporation whereas Hut 8 is a company existing under the laws of the Province of British Columbia. Upon completion of the Business Combination, the rights of New Hut stockholders will be governed by applicable Delaware law. Certain of the rights associated with New Hut Shares under Delaware law are different from the rights associated with Hut 8 Shares under the BCBCA. For additional information, please read the section titled “Schedule “N” — Comparison of Rights of Hut 8 Shareholders and New Hut Shareholders”. The Business Combination will result in changes to the Board of Directors at the combined company.
The Business Combination will result in changes to the Board of Directors of New Hut.
Upon completion of the Business Combination, the composition of the Board of Directors of New Hut will be different from the current boards of Hut 8 and USBTC. New Hut’s Board of Directors will consist of five (5) directors selected by Hut 8 and five (5) directors selected by USBTC. This composition of New Hut’s Board of Directors may affect the future decisions of the company.
The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
New Hut may be exposed to increased litigation from shareholders, customers, suppliers, consumers and other third parties due to the combination of Hut 8’s business and USBTC’s business following the Business Combination. Such litigation may have an adverse impact on New Hut’s business and results of operations or may cause disruptions to New Hut’s operations.
If New Hut fails to develop or maintain an effective system of internal controls in the future, it may not be able to accurately report its financial condition or results of operations, which may adversely affect investor confidence in New Hut and, as a result, the value of the New Hut Shares.
Effective internal controls are necessary for New Hut to provide reliable financial reports, prevent fraud and operate successfully as a public company. If New Hut cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. If Hut 8 fails to remediate the material weakness in its internal control over financial reporting or identify any new material weaknesses in the future, it could limit its ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of New Hut’s annual or interim consolidated financial statements. In such case, New Hut may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and the prices of its securities may decline as a result. New Hut cannot assure you that any measures it may take in the future will be sufficient to avoid potential future material weaknesses.
As a result of being a public company, New Hut will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting beginning in the year following its first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by New Hut management in its internal control over financial reporting. Additionally, when New Hut ceases to be an “emerging growth company” under the federal securities laws, New Hut’s independent registered public accounting firm may be required to express an opinion on the effectiveness of New Hut’s internal controls. If New Hut is unable to confirm that New Hut’s internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of New Hut’s internal controls, New Hut could lose investor confidence in the accuracy and completeness of its financial reports, which could cause the price of New Hut Shares to decline.
New Hut may issue additional New Hut Shares through future offerings, in satisfaction of certain required payments in connection with future acquisitions and through the exercise of equity incentives exercisable for New Hut Shares.
New Hut may from time to time, whether in the ordinary course of business or otherwise, undertake offerings from treasury of its New Hut Shares or other offerings of securities convertible and/or exchangeable into New Hut Shares and it may enter into acquisition agreements, joint venture agreements, or similar agreements under which it may issue New Hut Shares in satisfaction of certain required payments or other obligations. New Hut may also issue New Hut Shares on the exercise of stock options or other securities exercisable for New Hut Shares. Pursuant to the New Hut Incentive Plan, New Hut may grant in the future additional equity incentives to eligible participants which may cause existing shareholders to experience dilution of their ownership interests. New Hut cannot predict the size of any future issuances of New Hut Shares, the requirement for financing alternatives or opportunities (which will remain at the discretion of the New Hut Board and management team), or the effect that future issuances and sales of New Hut Shares may have on the market price of the New Hut Shares. Issuance of a substantial number of additional New Hut Shares or securities convertible and/or exchangeable for New Hut Shares, or the potential for such issuances, may adversely affect prevailing market prices for the New Hut Shares. With any additional issuance of New Hut Shares, investors may suffer dilution (in some cases which may be a material dilution, depending on the quantum of New Hut Shares that are issued or issuable) to their overall voting power and New Hut may experience dilution in its earnings per share. There can be no assurance that the number of New Hut Shares issued and outstanding as of the Effective Time and described under the heading “Schedule “H” — Description of Hut 8 Shares” of this

Circular will continue to be the number of issued and outstanding New Hut Shares for any period of time following the Effective Time and neither Hut 8, USBTC nor New Hut can or does make any representation in that regard.
Risk Factors Related to Taxes
The exchange of Hut 8 Shares for New Hut Shares pursuant to the Arrangement will constitute a taxable disposition for Canadian income tax purposes.
The exchange of Hut 8 Shares for New Hut Shares pursuant to the Arrangement will constitute a taxable disposition for Canadian income tax purposes. As a result, the Hut 8 Shareholders who are residents of Canada for Canadian income tax purposes and whose cost of their Hut 8 Shares is less than the fair market value of the New Hut Shares they receive in exchange for such Hut 8 Shares pursuant to the Arrangement will realize a gain on the exchange. See “Certain Canadian Federal Income Tax Considerations”.
The Arrangement may be treated as a taxable exchange for U.S. federal income tax purposes.
New Hut, Hut 8 and USBTC each intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, be treated as an exchange by the Hut 8 Shareholders and the USBTC Stockholders, respectively, that qualifies under Section 351(a) of the Code. If the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, were to so qualify, then neither gain nor loss generally will be recognized by the Hut 8 Shareholders that are United States persons for U.S. federal income tax purposes upon the exchange of Hut 8 Amalco common shares for New Hut Shares in the Hut 8 Share Exchange. As discussed in more detail under “Certain U.S. Federal Income Tax Considerations”, there is significant uncertainty as to whether the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code. The Arrangement and the Merger are not conditioned on the receipt of an opinion of counsel that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify under Section 351(a) of the Code, and there can be no assurance that such an opinion of counsel can or will be obtained. In addition, neither Hut 8 nor USBTC has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Arrangement and the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the parties’ position that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, qualify under Section 351(a) of the Code. Accordingly, if there is a final determination that the Hut 8 Share Exchange is a taxable exchange for United States federal income tax purposes, then a Hut 8 Shareholder that is a United States person for U.S. federal income tax purposes that exchanges Hut 8 Amalco common shares in the Hut 8 Exchange would generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value (determined as of the Arrangement Effective Time) of the New Hut Shares received and (ii) the holder’s adjusted tax basis in the Hut 8 Amalco common shares exchanged therefor. Hut 8 Shareholders are encouraged to read in more detail the United States federal income tax consequences of the Arrangement in the section entitled “Certain U.S. Federal Income Tax Considerations”.
There is a risk that Hut 8 may currently be or has been in the past a passive foreign investment company, which could have material adverse tax consequences for U.S. shareholders of Hut 8.
A U.S. holder of Hut 8 Shares may be subject to certain adverse U.S. federal income tax rules in respect of an exchange of their shares if Hut 8 were classified as a passive foreign investment company (“PFIC”) for any taxable year during which such U.S. holder has held Hut 8 Shares and did not have certain elections in effect. Generally, if for any taxable year 75% or more of the Hut 8’s gross income is passive income, or at least 50% of the average quarterly value of Hut 8’s assets are held for the production of, or produce, passive income, Hut 8 would be characterized as a PFIC for U.S. federal income tax purposes. The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the corporation from time to time and the nature of its activities. In addition, the treatment of digital assets such as bitcoin for purposes of the PFIC rules is unclear. While not free from doubt, Hut 8 believes it was not a PFIC in 2021. The tests to determine whether a company is a PFIC apply annually and a company’s status can change depending, among other things, on changes in the composition and relative value of its gross receipts and assets, changes in its operations and changes in the market value of its stock. Accordingly, no assurance can be provided that Hut 8 is not currently a PFIC nor whether it has ever been a PFIC in the past.
If Hut 8 were to be treated as a PFIC with respect to a U.S. holder, such U.S. holder may be required to recognize gain in the Hut 8 Share Exchange with regard to the Intended Tax Treatment, and any gain realized in the Hut 8 Share Exchange would generally be taxable as ordinary income and subject to an interest charge. For a more complete discussion of the United States federal income tax consequences of the Arrangement, see the section entitled “Certain U.S. Income Tax Considerations”.
The Business Combination could potentially result in a reduction in the tax cost of certain of Hut 8’s assets or restrict Hut 8’s ability to carry forward existing losses for Canadian tax purposes.
Based on the number of Hut 8 Shares and USBTC Stock issued and outstanding as of February 6, 2023, it is expected that upon completion of the Business Combination the former Hut 8 Shareholders collectively and the USBTC Stockholders collectively will each, as a group, own approximately 50% of the New Hut Shares on a fully-diluted in-the-money basis, which calculation takes into consideration certain in-the-money securities (such as options) of Hut 8 and USBTC. If such in-the-money securities are excluded from the calculation, it may be possible, under certain circumstances, that immediately following the completion of the Business Combination the USBTC Stockholders will collectively hold slightly more than 50% of the New Hut Shares, in which case the Business Combination would result in an acquisition of control of Hut 8 for Canadian income tax purposes. If that were to occur, Hut 8 could potentially be required to reduce the tax cost of certain of its assets and would also be subject to certain restrictions on its ability to carry forward its existing losses for Canadian tax purposes.
The effective income tax rate of income of Hut 8 and its Subsidiaries could increase after completion of the Arrangement.
Since Hut 8 and its non-U.S. subsidiaries will become wholly owned Subsidiaries of New Hut after completion of the Arrangement, the profits of Hut 8 and its subsidiaries may be subject to U.S. taxation prior to distribution to shareholders, which could increase the effective tax rate on such income. For example, Hut 8 and its non-U.S. subsidiaries will become “controlled foreign corporations” under U.S. federal income tax law, which will subject certain types of income to anti-deferral rules. In addition, distributions from Hut 8 to New Hut may be subject to Canadian withholding and/or U.S. federal income tax or withholding prior to or at the time of distribution to shareholders. This could have the effect of increasing the effective income tax rate applicable to such income in comparison to the current effective income tax rate on Hut 8’s income. Post-Arrangement restructuring may help to mitigate this risk, but there can be no guarantee that any such restructuring transactions will not themselves be taxable.
Changes in tax laws could have a material impact on New Hut.
Changes to Canadian and U.S. federal income tax laws are proposed regularly and there can be no assurance that, if enacted, any such changes would not have an adverse impact on New Hut. For example, President Biden has suggested the reversal or modification of some portions of the 2017 U.S. tax legislation and certain of these proposals, if enacted, could result in a higher U.S. corporate income tax rate than is currently in effect and thereby increase the effective tax rate of New Hut following the Business Combination compared to current expectations. There can be no assurance that any such proposed changes will be introduced as legislation, or if they are introduced that they would be enacted, or if enacted what form they would take.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of Hut 8 Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm’s length with Hut 8 and New Hut; (b) is not affiliated with Hut 8 or New Hut; and (c) holds their Hut 8 Shares, and will hold the New Hut Shares received in exchange for such Hut 8 Shares pursuant to the Arrangement, as capital property (each such owner in this section, a “Holder”).
Hut 8 Shares and New Hut Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the Holder has acquired or holds such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Resident Holders (as defined below) whose Hut 8 Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Hut 8 Shares (but not New Hut Shares), and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Such Resident Holders should consult their own tax advisors regarding the consequences of making such an election.
In addition, this summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (e) with respect to whom New Hut is or will be a “foreign affiliate” within the meaning of the Tax Act; (f) who acquired Hut 8 Shares under the Hut 8 Omnibus Incentive Plan or other equity-based employment compensation arrangement; (g) that has entered into or will enter into a “synthetic disposition arrangement” or a “derivative forward agreement” (each as defined in the Tax Act) with respect to Hut 8 Shares or New Hut Shares; or (h) that receives dividends on Hut 8 Shares or New Hut Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Holders should consult their own tax advisors.
This summary is also not applicable to holders of Hut 8 Options, Hut 8 RSUs, Hut 8 DSUs, Hut 8 Warrants, or other conversion or exchange rights to acquire Hut 8 Shares, and the tax considerations relevant to such holders are not discussed herein. Any such holders should consult their own tax advisors with respect to the tax consequences of the Arrangement.
This summary is based on the current provisions of the Tax Act and the regulations thereunder in force as of the date of this Circular and an understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account any other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.
This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax Laws.
Currency Conversion
Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must generally be converted into Canadian dollars based on the single daily exchange rate quoted by the Bank of Canada on the date such amounts arise, or such other rate of exchange as is acceptable to the CRA.
Holders Resident in Canada
The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act and any applicable income tax treaty or convention: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (a “Resident Holder”).
Additional considerations, not discussed in this summary, may be applicable to a Resident Holder that is a corporation and that is, or that becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person or group of non-resident persons that do not deal at arm’s length with each other for purposes of “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their tax advisors with respect to the Arrangement.

The following summary, other than the portions under the headings “Treatment of Hut 8 Shares upon the Amalgamation” and “Dissenting Resident Holders”, does not apply Resident Holders that are Resident Dissenters (as defined below).
Treatment of Hut 8 Shares upon the Amalgamation
Pursuant to the Plan of Arrangement, Hut 8 will amalgamate with its wholly-owned subsidiary, Hut 8 Holdings Inc. Upon the Amalgamation, the Hut 8 Shares issued and outstanding immediately prior to the Amalgamation shall continue to be the issued and outstanding common shares in the capital of the amalgamated corporation, and no new shares or securities will be issued to holders of Hut 8 Shares by virtue of the Amalgamation.
A Resident Holder will not realize any capital gain (or capital loss) on their Hut 8 Shares as a result of the Amalgamation, and the adjusted cost base of a Resident Holder’s Hut 8 Shares immediately following the Amalgamation will be equal to the adjusted cost base of the Resident Holder’s Hut 8 Shares immediately prior to the Amalgamation.
Exchange of Hut 8 Shares for New Hut Shares under the Arrangement
A Resident Holder who exchanges Hut 8 Shares for New Hut Shares under the Arrangement will be considered to have disposed of such Hut 8 Shares for proceeds of disposition equal to the aggregate fair market value, at the effective time of the exchange, of the New Hut Shares received by the Resident Holder in exchange for such Hut 8 Shares. As a result, the Resident Holder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Hut 8 Shares immediately before the time of the exchange and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses see “Taxation of Capital Gains and Capital Losses” below.
The cost to a Resident Holder of the New Hut Shares acquired under the Arrangement in exchange for the Hut 8 Shares will be equal to the fair market value of such New Hut Shares at the time of acquisition.
Dividends on New Hut Shares
A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in the year in respect of the holder’s New Hut Shares, including amounts withheld for U.S. withholding tax, if any. Dividends received (or deemed to be received) on New Hut Shares by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.
Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction in respect of any U.S. withholding tax paid with respect to dividends received by the Resident Holder on the holder’s New Hut Shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.
Disposition of New Hut Shares
A Resident Holder that disposes of, or is deemed to dispose of, a New Hut Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the New Hut Share exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such New Hut Share immediately before the disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses see “Taxation of Capital Gains and Capital Losses” below.
Taxation of Capital Gains and Capital Losses
Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified by the Tax Act.
A capital loss realized on the disposition of Hut 8 Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares or on a share for which such share is substituted or exchanged, to the extent and under the circumstances specified by the Tax Act. Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.
Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction in respect of any foreign tax levied on any gain realized on a disposition of New Hut Shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their particular circumstances.

A capital gain realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.
Additional Refundable Tax on Aggregate Investment Income
A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) (a “CCPC”) may be required to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), which includes taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.
Proposed Amendments released by the Minister of Finance (Canada) on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” (as defined in such Proposed Amendments). Resident Holders should consult their own advisors with respect to the potential application to them of such Proposed Amendments.
Foreign Property Information Reporting
Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act) at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year in respect of such property. Subject to certain exceptions, a Resident Holder generally will be a specified Canadian entity, and the New Hut Shares will be “specified foreign property” for these purposes. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s “specified foreign property” on a timely basis in accordance with the Tax Act.
The reporting rules in the Tax Act relating to “specified foreign property” are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding compliance with these reporting requirements.
Dissenting Resident Holders
Under the Plan of Arrangement, a Resident Holder who validly exercises Dissent Rights and is entitled to be paid fair value for their Dissent Shares (a “Resident Dissenter”) will be deemed to transfer such Dissent Shares to Hut 8 Amalco in consideration for a cash payment equal to such fair value.
A Resident Dissenter will generally be deemed to have received a dividend on their Dissent Shares equal to the amount, if any, by which the payment received on account of the fair value of such Dissent Shares (excluding, for greater certainty, any amount that is in respect of interest, if any, awarded by a court) exceeds the paid-up capital of such Dissent Shares for purposes of the Tax Act immediately before the transfer of such shares to Hut 8 Amalco pursuant to the Arrangement.
A Resident Dissenter generally will be required to include the amount of any such deemed dividend in computing its income. In the case of a Resident Dissenter that is an individual, the amount of any such deemed dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to taxable dividends received from a “taxable Canadian corporation” (as defined in the Tax Act). Taxable dividends received by a Resident Holder that is an individual or a trust may increase such Resident Holder’s liability for alternative minimum tax.
In the case of a Resident Dissenter that is a corporation, the amount of any such deemed dividend will generally be included in the Resident Holder’s income for the taxation year in which such dividend is deemed to be received and will generally be deductible in computing the Resident Dissenter’s taxable income. The amount of this deemed dividend could, in some circumstances, be treated as proceeds of disposition under subsection 55(2) of the Tax Act. “Private corporations” (as defined in the Tax Act) and “subject corporations” (as defined for purposes of Part IV of the Tax Act) may be liable for an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on any dividends received or deemed to be received on their Dissent Shares to the extent such dividends are deductible in computing the Resident Dissenter’s taxable income for the taxation year.
In addition, a Resident Dissenter will be considered to have disposed of such holder’s Dissent Shares for proceeds of disposition equal to the amount by which the payment received on account of the fair value of such Dissent Shares (excluding, for greater certainty, any amount that is in respect of interest, if any, awarded by a court) exceeds the amount of any deemed dividend arising on the transfer of such Hut 8 Shares as described above. The Resident Dissenter will, in general, realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of the Dissent Shares immediately before their surrender pursuant to the Plan of Arrangement. For a general description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” above.
A Resident Dissenter will be required to include the amount of any interest awarded to the Resident Dissenter by a court in income.
A Resident Dissenter that is throughout the year a CCPC may be liable for an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes interest income. Proposed Amendments released by the Minister of Finance (Canada) on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive

CCPCs” (as defined in such Proposed Amendments). Resident Dissenters should consult their own advisors with respect to the potential application to them of such Proposed Amendments.
Pursuant to the Plan of Arrangement, a Resident Holder who exercises Dissent Rights in respect of their Hut 8 Shares and is ultimately determined not to be entitled, for any reason, to be paid fair value for such Hut 8 Shares will be deemed to have participated in the Arrangement on the same basis as any non-dissenting Hut 8 Shareholder. In general, the tax consequences as described above under “Holders Resident in Canada — Exchange of Hut 8 Shares for New Hut Shares under the Arrangement” should apply to such a Resident Holder.
Holders Not Resident in Canada
The following summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Hut 8 Shares or New Hut Shares in connection with a business carried on, or deemed to be carried on, in Canada (a “Non-Resident Holder”).
The following summary is not applicable to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act), and any such Non-Resident Holders should consult their own tax advisors.
The following summary, other than the portions under the headings “Treatment of Hut 8 Shares upon the Amalgamation” and “Dissenting Non-Resident Holders”, does not apply Non-Resident Holders that are Non-Resident Dissenters (as defined below).
Treatment of Hut 8 Shares upon the Amalgamation
Pursuant to the Plan of Arrangement, Hut 8 will amalgamate with its wholly-owned subsidiary, Hut 8 Holdings Inc. Upon the Amalgamation, the Hut 8 Shares issued and outstanding immediately prior to the Amalgamation shall continue to be the issued and outstanding common shares in the capital of the amalgamated corporation, and no new shares or securities will be issued to holders of Hut 8 Shares by virtue of the Amalgamation.
A Non-Resident Holder will not realize any capital gain (or capital loss) on their Hut 8 Shares as a result of the Amalgamation, and the adjusted cost base of a Non-Resident Holder’s Hut 8 Shares immediately following the Amalgamation will be equal to the adjusted cost base of the Non-Resident Holder’s Hut 8 Shares immediately prior to the Amalgamation.
Exchange of Hut 8 Shares for New Hut Shares under the Arrangement
A Non-Resident Holder who exchanges Hut 8 Shares for New Hut Shares under the Arrangement will not be subject to tax under the Tax Act on any capital gain on the exchange unless the Hut 8 Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time of the exchange and the Non-Resident Holder is not exempt from Canadian tax on any gain realized on the exchange under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Generally, a Hut 8 Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that the share is at that time listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX and Nasdaq, unless, at any time during the 60-month period immediately preceding that time the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class or series of the capital stock of Hut 8 were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) Persons with whom the Non-Resident Holder did not deal at arm’s length, or (iii) partnerships in which the Non-Resident Holder or a Person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” or “timber resource property” (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties, whether or not such property exists.
Notwithstanding the foregoing, in certain other circumstances a Hut 8 Share could be deemed to be taxable Canadian property to a Non-Resident Holder for the purposes of the Tax Act, generally where the Hut 8 Share was acquired by the holder in exchange for other shares that constituted “taxable Canadian property”. Non-Resident Holders should consult their own tax advisors in this regard.
Even if the Hut 8 Shares are taxable Canadian property to a Non-Resident Holder, any gain realized on a disposition of such Hut 8 Shares may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Hut 8 Shares may be taxable Canadian property should consult their own tax advisors with respect to the availability of relief under the terms of any applicable income tax treaty or convention.
In the event that the Hut 8 Shares constitute taxable Canadian property to a particular Non-Resident Holder and any capital gain realized by the Non-Resident Holder on the disposition of the Hut 8 Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, the Non-Resident Holder generally will realize a capital gain (or capital loss) in the circumstances and to the extent described above under “Holders Resident in Canada — Exchange of Hut 8 Shares for New Hut Shares under the Arrangement” and “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

Non-Resident Holders whose Hut 8 Shares are or may be taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.
Dividends on New Hut Shares
Dividends paid on New Hut Shares to a Non-Resident Holder will not be subject to Canadian withholding tax or other income tax under the Tax Act.
Disposition of New Hut Shares
A Non-Resident Holder that disposes or is deemed to dispose of New Hut Shares will not be subject to tax under the Tax Act on any capital gain realized on such disposition or deemed disposition unless the New Hut Shares are “taxable Canadian property” to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not exempt from Canadian tax on any gain realized under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
The determination of whether New Hut Shares constitute “taxable Canadian property” of a Non-Resident Holder is similar to the determination of whether Hut 8 Shares constitute “taxable Canadian property” of a Non-Resident as described above under the heading “Holders Not Resident in Canada — Exchange of Hut 8 Shares for New Hut Shares under the Arrangement”.
Dissenting Non-Resident Holders
A Non-Resident Holder who validly exercises Dissent Rights and is entitled to be paid fair value for their Dissent Shares (a “Non-Resident Dissenter”) will be deemed to transfer such Dissent Shares to Hut 8 Amalco in consideration for a cash payment equal to such fair value.
A Non-Resident Dissenter will generally be deemed to have received a dividend on their Dissent Shares equal to the amount, if any, by which the payment received on account of the fair value of such Dissent Shares (excluding, for greater certainty, any amount that is in respect of interest, if any, awarded by a court) exceeds the paid-up capital of such Dissent Shares for purposes of the Tax Act immediately before the transfer of such shares to Hut 8 Amalco pursuant to the Arrangement.
Any such deemed dividend will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced by an applicable tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Canada–US Tax Treaty”), the withholding rate on any such deemed dividend beneficially owned by a Non-Resident Dissenter that is a resident of the United States for purposes of the Canada–US Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%. Non-Resident Dissenters should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.
In addition, a Non-Resident Dissenter will be considered to have disposed of such holder’s Dissent Shares for proceeds of disposition equal to the amount by which the payment received on account of the fair value of such Dissent Shares (excluding, for greater certainty, any amount that is in respect of interest, if any, awarded by a court) exceeds the amount of any deemed dividend arising on the transfer of such Hut 8 Shares as described above. The Non-Resident Dissenter will, in general, realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of the Dissent Shares immediately before their surrender pursuant to the Plan of Arrangement.
As discussed above under “Holders Not Resident in Canada — Exchange of Hut 8 Shares for New Hut Shares under the Arrangement”, a Non-Resident Dissenter will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Hut 8 Shares unless the Hut 8 Shares are “taxable Canadian property” at the time of the disposition and the Non-Resident Dissenter is not exempt from tax under the Tax Act on any such gain under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Dissenter is resident.
If the Hut 8 Shares constitute taxable Canadian property of the Non-Resident Dissenter and any capital gain realized by the Non-Resident Dissenter on the disposition of the Hut 8 Shares is not exempt from tax under the Tax Act under an applicable income tax treaty or convention, any such capital gain will generally be subject to Canadian tax in the same manner as described above under the heading “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.
Any interest paid or credited to a Non-Resident Dissenter in respect of the exercise of Dissent Rights will generally not be subject to Canadian withholding tax.
Pursuant to the Plan of Arrangement, a Non-Resident Holder who exercises Dissent Rights and is ultimately determined not to be entitled, for any reason, to be paid fair value for Dissent Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Hut 8 Shareholder. In general, the tax consequences as described above under Holders Not Resident in Canada — Exchange of Hut 8 Shares for New Hut Shares under the Arrangement” should apply to such a Non-Resident Holder.

Eligibility for Investment
Provided the New Hut Shares are, at a particular time, listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes Nasdaq and the TSX, such New Hut Shares will be qualified investments under the Tax Act at such time for a trust governed by a “registered retirement savings plan”, “registered retirement income fund”, “registered education savings plan”, “registered disability savings plan”, “tax-free savings account” or “first home savings account” (each, a “Registered Plan”) or by a “deferred profit sharing plan” (“DPSP”) (each as defined in the Tax Act).
Notwithstanding that New Hut Shares may be qualified investments for a Registered Plan, a holder, annuitant, or subscriber, as the case may be, of or under a Registered Plan (a “Plan Holder”) will be subject to a penalty tax if such shares are a “prohibited investment” (as defined in the Tax Act) for the Registered Plan. New Hut Shares will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with New Hut for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in New Hut. However, the New Hut Shares will not be a prohibited investment if the New Hut shares are “excluded property” (within the meaning of the Tax Act for purposes of the prohibited investment rules) for the Registered Plan. Plan Holders are advised to consult their own tax advisors with respect to whether New Hut Shares are “prohibited investments” in their particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the anticipated U.S. federal income tax consequences of the Arrangement and the Merger to U.S. Holders (as defined below) of Hut 8 Shares. This summary is based on the Code, the treasury regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Circular and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretations could affect the tax consequences described below. There can be no assurance that the IRS or courts will not adopt a position that is contrary to the description included in the following summary.
This discussion is limited to U.S. Holders who hold their Hut 8 Shares as a “capital asset” (generally, property held for investment) purposes. This summary does not address all tax considerations that may be relevant to a particular type of person in light of their particular circumstances. In particular, this summary does not address the U.S. federal income tax consequences of the Merger to persons subject to special treatment under the U.S. federal income tax laws, such as:
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dealers or traders in securities or currencies;

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banks, financial institutions or insurance companies;

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real estate investment trusts or regulated investment companies;

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grantor trusts;

•
persons who own, or are deemed to own, 5% or more, by voting power or value, of stock of Hut 8, including the Hut 8 Shares;

•
persons who exercise Dissent Rights;

•
persons who will own, or will be deemed to own, 5% or more, by voting power or value, of the stock of New Hut, including the New Hut Shares following the Merger;

•
persons that hold their Hut 8 Shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•
persons that have a “functional currency” other than the U.S. dollar;

•
U.S. expatriates and certain former citizens or long-term residents of the United States;

•
tax-exempt entities;

•
persons who hold their Hut 8 Shares through individual retirement accounts or other tax-deferred accounts;

•
persons who acquired their Hut 8 Shares pursuant to the exercise of warrants or conversion rights under convertible instruments;

•
persons who acquired their Hut 8 Shares pursuant to the exercise of employee stock options or otherwise as compensation; and

•
persons who own their Hut 8 Shares through partnerships or other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes).

In addition, the following summary does not address (i) any U.S. federal non-income tax consequences of the Arrangement and the Merger, including estate, gift or other tax consequences; (ii) any state, local or non-U.S. tax consequences of the Merger; or (iii) the tax on net investment income or the alternative minimum tax.
If an entity (or an arrangement) treated as a partnership for U.S. federal income tax purposes holds Hut 8 Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their own tax advisors about the tax consequences of the Arrangement and the Merger to them.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of Hut 8 Shares that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or a resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if it (1) is subject to the primary supervision of a U.S. court and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ARRANGEMENT AND THE MERGER TO YOU BASED ON YOUR OWN PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Tax Consequences of the Amalgamation
The Amalgamation is intended to be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, although no assurance can be given that it will so qualify. Assuming the Amalgamation does so qualify, U.S. Holders will not recognize gain or loss on their deemed exchange of Hut 8 Shares for common shares of Hut 8 Amalco in the Amalgamation, and a U.S. Holder’s tax basis and holding period in each common share of Hut 8 Amalco will be the same as the tax basis and holding period in the Hut 8 Share exchanged therefor.
U.S. Federal Income Tax Consequences of the Amalgamation and Merger, generally
New Hut, Hut 8 and USBTC each intend that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, be treated as an exchange by Hut 8 Shareholders and USBTC stockholders, respectively, that qualifies under Section 351(a) of the Code. Section 351(e)(1) of the Code provides, however, that even if an exchange otherwise satisfies all of the requirements of Section 351(a) of the Code, Section 351 of the Code shall not apply to a transfer of property to an “investment company”. Whether New Hut is an investment company for purposes of Section 351(e)(1) will depend in part on whether Bitcoin is treated as a “security” for purposes of Section 351(e)(1). There is significant uncertainty as to whether Bitcoin is a security, or is treated as a security, for these purposes, and the conclusion may depend, in part, on whether Bitcoin falls within the definition of a “security” under the U.S. federal securities laws. The Arrangement and the Merger are not conditioned on the receipt of an opinion of counsel that the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify for the Intended Tax Treatment, and there can be no assurance that such an opinion of counsel can or will be obtained. In addition, neither Hut 8 nor USBTC has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Arrangement and the Merger. Consequently, given the uncertainty as to the treatment of Bitcoin, we can make no representation that New Hut will not be treated as an investment company immediately after the Merger or that the Intended Tax Treatment will apply. In addition, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder should consult its own tax advisor with respect to the particular tax consequences of the Merger to such holder, including the consequences if the IRS successfully challenged the qualification of the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, as a transaction described in Section 351 of the Code.
U.S. Federal Income Tax Consequences of the Hut 8 Share Exchange to U.S. Holders of Common Shares of Hut 8 Amalco
Tax Consequences if the Intended Tax Treatment Applies.   Subject to the paragraph below and subject to the application of the PFIC rules discussed below, assuming the Hut 8 Share Exchange occurring pursuant to the Arrangement and the Merger, together, will qualify for the Intended Tax Treatment, the following tax consequences would result for U.S. Holders of common shares of Hut 8 Amalco:
•
gain or loss generally will not be recognized upon the exchange of Hut 8 Amalco common shares for New Hut Shares in the Hut 8 Share Exchange;

•
the aggregate basis of the New Hut Shares received in the Hut 8 Share Exchange by such U.S. Holder generally will be the same as the aggregate basis of the Hut 8 Amalco common shares exchanged therefor; and

•
the holding period of the New Hut Shares received in the Hut 8 Share Exchange by such U.S. Holder generally will include the holding period of the Hut 8 Amalco common shares exchanged therefor.

If a U.S. Holder acquired different blocks of Hut 8 Shares (that is, Hut 8 Shares acquired at different times for different prices), such U.S. Holder’s tax basis in the New Hut Shares received in the Hut 8 Share Exchange would generally be determined by reference to the aggregate basis of the separate blocks of Hut 8 Amalco common shares transferred to New Hut. Such U.S. Holder would also generally have a split holding period in each of its New Hut Shares received for purposes of determining long-term or short-term capital gain or loss. Such U.S. Holder’s holding period for a portion of each New Hut Share will include the holding period such U.S. Holder had in each separate block of shares transferred in the Hut 8 Share Exchange. U.S. Holders are urged to consult their own tax advisors if they have acquired different blocks of Hut 8 Shares that are being transferred in connection with the Arrangement.
Tax Consequences if the Intended Tax Treatment Does Not Apply.   If the Intended Tax Treatment does not apply, then the tax consequences to a U.S. Holder of Hut 8 Amalco common shares will depend on whether the Hut 8 Share Exchange qualifies as a “reorganization” within the meaning of section 368 of the Code. Section 368 of the Code also has special rules restricting the application of the reorganization provisions if the two corporations are “investment companies,” which rules are similar to, but not precisely the same as, the investment company rules contained in Section 351(e)(1) of the Code discussed above. Accordingly, there can be no assurance that the Merger will qualify as a reorganization. U.S. Holders are urged to consult their own tax advisors as to whether the Hut 8 Share Exchange may qualify as a reorganization for U.S. federal income tax purposes in the case that the Intended Tax Treatment were not to apply.
If the Hut 8 Share Exchange qualifies as a reorganization, then, subject to the application of the PFIC rules discussed below, the U.S. federal income tax consequences for a U.S. Holder of Hut 8 Amalco common shares will generally be the same as the consequences of the Intended Tax Treatment, except that a U.S. Holder’s basis and holding period in New Hut Shares received pursuant to the Hut 8 Share Exchange would generally be determined separately for each block of Hut 8 Amalco common shares exchanged therefor.
If the Hut 8 Share Exchange does not qualify as a reorganization and the Intended Tax Treatment does not apply, then a U.S. Holder that exchanges Hut 8 Amalco common shares in the Hut 8 Share Exchange would generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value (determined as of the Arrangement Effective Time) of the New Hut Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Hut 8 Amalco common shares exchanged therefor. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Hut 8 Amalco common shares exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Hut 8 Amalco common shares (that is, Hut 8 Amalco common shares, or Hut 8 Shares, acquired at the same cost in a single transaction) exchanged pursuant to the Hut 8 Share Exchange.
Application of the PFIC Rules to the Hut 8 Share Exchange
A U.S. Holder of Hut 8 Shares may be subject to certain adverse U.S. federal income tax rules in respect of an exchange of their shares if Hut 8 were classified as a PFIC for any taxable year during which such U.S. Holder has held Hut 8 Shares and did not have certain elections in effect.
Generally, if for any taxable year 75% or more of the Hut 8’s gross income is passive income, or at least 50% of the average quarterly value of Hut 8’s assets are held for the production of, or produce, passive income, Hut 8 would be characterized as a PFIC for U.S. federal income tax purposes. The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the corporation from time to time and the nature of its activities. In addition, the treatment of digital assets such as bitcoin for purposes of the PFIC rules is unclear. While not free from doubt, Hut 8 believes it was not a PFIC in 2021. The tests to determine whether a company is a PFIC apply annually and a company’s status can change depending, among other things, on changes in the composition and relative value of its gross receipts and assets, changes in its operations and changes in the market value of its stock. Accordingly, no assurance can be provided by Hut 8 is not currently a PFIC nor whether it has ever been a PFIC in the past.
Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of Law. Pursuant to the proposed U.S. Treasury regulations promulgated under Section 1291(f) of the Code; U.S. Holders would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. The proposed regulations also include an exception for reorganizations that qualify under Section 368(a)(1)(F) of the Code, under which the Amalgamation is intended to qualify. If finalized in their current form, these proposed PFIC regulations would be effective for transactions occurring on or after April 11, 1992, including the Arrangement. If (i) Hut 8 were to be treated as a PFIC with respect to a U.S. Holder, and (ii) these proposed rules were to be finalized and made applicable to the Arrangement (or if Section 1291(f) of the Code were to be treated as self-executing), then such U.S. Holder would be required to recognize gain in the Hut 8 Share Exchange notwithstanding that the Intended Tax Treatment applied or that the Hut 8 Share Exchange qualified as a reorganization.
In addition, if Hut 8 were to be treated as a PFIC with respect to a U.S. Holder, any gain realized in the Hut 8 Share Exchange (whether realized because the Hut 8 Share Exchange is treated as a taxable transaction generally or as a result of the PFIC rules discussed in the paragraph above) would be subject to the following rules described below applicable to U.S. Holders who dispose of stock of a PFIC. No assurance can be given as to when or whether the the proposed PFIC regulations will be adopted in final form or the effective date of any such finalized regulations.
If Hut 8 were to be treated as a PFIC for any year during a U.S. taxpayer’s holding period of Hut 8 Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Hut 8 Shares as ordinary income, and to pay an interest charge on a portion of such gain. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition by the U.S. Holder.
Subject to certain limitations, the tax consequences discussed above may be mitigated if a U.S. Holder had made a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”), or, to a lesser extent, a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).
The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders are urged to consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement and the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.
COMPARISON OF SHAREHOLDER RIGHTS
New Hut is incorporated under the laws of the State of Delaware. The rights of a shareholder of a Delaware corporation differ from the rights of a shareholder of a BCBCA corporation. See “Schedule “N” — Comparison of Rights of Hut 8 Shareholders and New Hut Shareholders” to this Circular for a summary comparison of the rights of the Hut 8 Shareholders and the New Hut shareholders.
LEGAL MATTERS
Certain legal matters in connection with the Arrangement will be passed upon by Bennett Jones LLP and Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Hut 8 and Stikeman Elliott LLP and Greenberg Traurig, P.A., on behalf of USBTC.

INTERESTS OF EXPERTS, CERTAIN PERSONS AND COMPANIES
The consolidated financial statements of Hut 8 and subsidiaries as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, have been incorporated by reference herein in reliance upon the report of Raymond Chabot Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of U.S. Data Mining Group, Inc. and subsidiaries as of June 30, 2022 and 2021 and for the year ended June 30, 2022 and the period from December 4, 2020 (inception) to June 30, 2021 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and contains an explanatory paragraph relating to a restatement of the Statement of Cash Flows for the year ended June 30, 2022) and included in this Circular in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of TZRC as of December 31, 2021 and for the period for the period from inception (November 24, 2021) through December 31, 2021 have been audited by LJ Soldinger Associates, LLC, an independent registered public accounting firm, as stated in their report thereon and included in this Circular in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
To Hut 8’s knowledge, none of the experts so named above (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Hut 8 Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Hut 8 or of any associate or affiliate of Hut 8.
AUDITORS, TRANSFER AGENTS AND REGISTRARS
The auditor of Hut 8 is Raymond Chabot Grant Thornton LLP at their office in Montréal, Québec. Raymond Chabot Grant Thornton LLP was appointed the auditor of Hut 8, effective November 30, 2021, following the resignation of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.
The registrar and transfer agent for the Hut 8 Shares is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.
The auditors of USBTC are RSM US LLP at its offices in Boston, Massachusetts.
The auditors of TZRC LLC are LJ Soldinger Associates, LLC its offices in Deer Park, Illinois. LJ Soldinger Associates, LLC is independent with respect to TZRC LLC within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

CONSENT OF STIFEL GMP
To:   The Board of Directors (the “Board”) of Hut 8 Mining Corp. (“Hut 8”)
We refer to the management information circular (the “Circular”) of Hut 8 dated August 11, 2023 relating to the special meeting of the holders of common shares of Hut 8 scheduled to be held on September 12, 2023 at 10 a.m. (Toronto time) to, inter alia, consider and, if deemed advisable, to approve an arrangement under the Business Corporations Act (British Columbia) involving, among others, Hut 8, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp.”, and Hut 8 Corp.
We hereby consent to the inclusion in the Circular a copy of our fairness opinion dated February 6, 2023 and addressed to the Board, and references to Stifel Nicolaus Canada Inc., Stifel or Stifel GMP and the fairness opinion in the Circular. Our fairness opinion was given as of February 6, 2023 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board shall be entitled to rely upon our opinion.
DATED this 11th day of August, 2023.
STIFEL NICOLAUS CANADA INC.
(signed) “Stifel Nicolaus Canada Inc.”

CONSENT OF KROLL
To:   The Board of Directors (the “Board”) of Hut 8 Mining Corp. (“Hut 8”)
We refer to the management information circular (the “Circular”) of Hut 8 dated August 11, 2023 relating to the special meeting of the holders of common shares of Hut 8 scheduled to be held on September 12, 2023 at 10 a.m. (Toronto time) to, inter alia, consider and, if deemed advisable, to approve an arrangement under the Business Corporations Act (British Columbia) involving, among others, Hut 8, U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US Bitcoin Corp.”, and Hut 8 Corp.
We hereby consent to the inclusion in the Circular a copy of our fairness opinion dated February 6, 2023 and addressed to the Board, and references to Kroll, LLC, Kroll or Duff & Phelps and the fairness opinion in the Circular. Our fairness opinion was given as of February 6, 2023 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board shall be entitled to rely upon our opinion.
DATED this 11th day of August, 2023.
KROLL, LCC
(signed) “Kroll, LLC”

APPROVAL
The contents of this Circular and the sending thereof to the Hut 8 Shareholders have been approved by the Board.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Bill Tai”
Bill Tai
Chair of the Board

SCHEDULE “A”
BUSINESS COMBINATION AGREEMENT
EXECUTION VERSION
BUSINESS COMBINATION AGREEMENT
BY AND AMONG
HUT 8 MINING CORP.
AND
U.S. DATA MINING GROUP, INC.
AND
HUT 8 CORP.
FEBRUARY 6, 2023

BUSINESS COMBINATION AGREEMENT
THIS AGREEMENT is made as of February 6, 2023,
BY AND AMONG:
HUT 8 MINING CORP., a corporation existing under the laws of the Province of British Columbia,
(“Hut”)
- and -
U.S. DATA MINING GROUP, INC., a corporation existing under the laws of the State of Nevada,
(“USBTC”)
- and -
HUT 8 CORP., a corporation existing under the laws of the State of Delaware,
(“New Hut”)
WHEREAS:
(a)
The Hut Board has unanimously determined, after consultation with its legal and financial advisors and after reviewing the Hut Fairness Opinions, that the Transaction, involving a business combination of Hut and USBTC by way of the Arrangement and Merger, pursuant to which Hut and USBTC will each become wholly-owned subsidiaries of New Hut, is in the best interests of Hut and Hut Shareholders. The Hut Board has approved this Agreement and the transactions contemplated by this Agreement and has unanimously determined to recommend approval of the Arrangement Resolution to the Hut Shareholders.

(b)
The USBTC Board has unanimously determined, after consultation with its legal and financial advisors, that the Transaction, involving a business combination of Hut and USBTC by way of the Arrangement and Merger, pursuant to which Hut and USBTC will each become wholly-owned subsidiaries of New Hut, is in the best interests of USBTC and to USBTC Stockholders. The USBTC Board has adopted this Agreement and approved the transactions contemplated hereby and has unanimously determined to recommend approval of the same and the USBTC Resolution to the USBTC Stockholders.

(c)
In furtherance of the Transaction, the Hut Board has agreed to submit the Arrangement Resolution to the Hut Shareholders and the Court for approval and the USBTC Board has agreed to submit the USBTC Resolution to the USBTC Stockholders for approval, in each case in accordance with the terms and subject to the conditions of this Agreement.

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1
Defined Terms

As used in this Agreement, the following terms have the following meanings:
“Acceptable Confidentiality Agreement” means a customary confidentiality and standstill agreement containing terms (a) that are no less favourable in any material respect to Hut than those contained in the Confidentiality Agreement; (b) that does not permit the counterparty to acquire any securities of Hut or any of its Subsidiaries; (c) that contains customary standstill provisions that only permit the counterparty to make an Acquisition Proposal or related communications confidentially to the Hut Board; (d) the use of confidential information thereunder shall be restricted to consideration of a negotiated transaction; and (e) is entered into in accordance with Section 7.3 hereof.
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any written or oral offer, proposal, expression of interest or inquiry from any Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons (other than USBTC or any of its Affiliates) made after the date of this Agreement relating to:
(a)
any direct or indirect acquisition or sale (or any lease, long-term license, long-term supply agreement, joint venture or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of: (i) assets of Hut and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Hut and its Subsidiaries, taken as a whole, or that contribute 20% or more of the consolidated revenue or net income of Hut and its Subsidiaries, taken as a whole; or (ii) 20% or more of any class of voting, equity or other securities (or rights thereto) (and including securities convertible into or exercisable or exchangeable for voting, equity or other securities) of Hut or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% of the consolidated assets of Hut and its Subsidiaries, taken as a whole, or that contribute 20% or more of the consolidated revenue or net income of Hut and its Subsidiaries, taken as a whole (in each case of (i) and (ii), determined based upon the most recently publicly available consolidated financial statements of Hut);

(b)
any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons acquiring beneficial ownership of 20% or more of any class of voting, equity or other securities of Hut (and including securities convertible into or exercisable or exchangeable for voting, equity or other securities) or any of its Subsidiaries;

(c)
any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving Hut or any one or more of its Subsidiaries;

(d)
any other similar transaction or series of transactions involving Hut or any of its Subsidiaries;

(e)
public announcement of or of an intention to do any of the foregoing; or

(f)
modification or proposed modification of any such proposal, inquiry or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination, sale of assets, sale of securities, treasury issuance of securities, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Hut or any of its Subsidiaries;

and in each case excluding the Transaction and the other transactions contemplated by this Agreement.
“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity brought by or before a Governmental Entity.
“Adjusted Hut DSU” means a Hut DSU, as adjusted pursuant to the Arrangement.
“Adjusted Hut RSU” means a Hut RSU, as adjusted pursuant to the Arrangement.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person; as used in this clause, where “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” means this Business Combination Agreement, including the Schedules attached hereto, the Hut Disclosure Letter and the USBTC Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.
“Amalgamation” means the amalgamation of Hut and Hut Holdings contemplated by the Plan of Arrangement.

“Amended New Hut Organizational Documents” means the revised Organizational Documents of New Hut, providing for an increase in the authorized share capital of New Hut and such other matters as may be agreed among the Parties, acting reasonably.
“[REDACTED — CONFIDENTIAL]” means [REDACTED — CONFIDENTIAL].
“[REDACTED — CONFIDENTIAL]” means [REDACTED — CONFIDENTIAL].
“Anchorage Loan Agreement” means that certain Loan, Guaranty and Security Agreement, to be entered into by and among Anchorage, as lender, USBTC, as a guarantor, and, from and after the Qualifying IPO (as defined in the Anchorage Loan Agreement), New Hut, as a guarantor, US Data Guardian LLC, as borrower, and certain other guarantors party thereto.
“Anti-Corruption Laws” means all applicable Laws relating to corruption and bribery, including, without limitation, the Foreign Corrupt Practices Act (United States) (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) and any applicable Law of similar effect.
“Anti-Money Laundering Laws” means all applicable Laws relating to money laundering and proceeds of crime including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and related regulations and guidelines published by FINTRAC (Financial Transactions Reports Analysis Centre of Canada), the Currency and Foreign Transactions Reporting Act of 1970 (United States) (otherwise known as the Bank Secrecy Act), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (United States) and any applicable Law of similar effect.
“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or preventing or lessening competition through merger or acquisition, including, but not limited to, the HSR Act and the Competition Act.
“ARC” means an advance ruling certificate issued by the Commissioner under Section 102(1) of the Competition Act to the effect that the Commissioner is satisfied that he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement.
“Arrangement” means an arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of Hut and USBTC, each acting reasonably.
“Arrangement Effective Time” means the time on the Effective Date that the Arrangement Filings are filed with the Registrar, or such other time on the Effective Date as the Parties agree in writing on or before the Effective Date, provided that the Arrangement Effective Time shall in all circumstances occur prior to the Merger Effective Time.
“Arrangement Filings” means the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order.
“Arrangement Resolution” means the special resolution approving the Arrangement to be considered, approved and adopted by the Hut Shareholders at the Hut Meeting, substantially in the form set out in Schedule “B” hereto.
“Articles of Merger” means the articles of merger to be filed with the Nevada Secretary of State with respect to the Merger, which shall be in such form as is required by, and executed in accordance with, the relevant provisions of the NRS and mutually agreed by the Parties (each acting reasonably).
“BCBCA” means the Business Corporations Act (British Columbia).
“Board Recommendation” has the meaning ascribed thereto in Section 3.4(2).
“Breaching Party” has the meaning ascribed to it in Section 8.5(3).
“Bridge Loan Agreement” means a bridge loan agreement to be entered into between Hut and USBTC, on terms and conditions satisfactory to Hut and USBTC, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Vancouver, British Columbia, Toronto, Ontario or New York, New York are required by Law to be closed for business.
“Clearance Date” has the meaning ascribed thereto in Section 4.4(1).
“Closing” has the meaning ascribed thereto in Section 2.1(1).
“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any Person authorized under the Competition Act to exercise the powers and perform the duties of the Commissioner of Competition.
“Competition Act” means the Competition Act (Canada).
“Competition Act Approval” means one of the following shall have occurred with respect to the transactions contemplated by this Agreement:
(a)
an ARC shall have been issued by the Commissioner; or

(b)
the Commissioner shall have issued a No Action Letter and the applicable waiting period under section 123 of the Competition Act has expired or been waived or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act.

“Confidentiality Agreement” means the mutual non-disclosure agreement dated November 10, 2022 between Hut and USBTC, as it may be amended.
“Consideration Shares” means, collectively, the Hut Consideration Shares and the USBTC Consideration Shares.
“Contract” means any contract, agreement, license, franchise, lease, mortgage, bond, instrument, hedge, undertaking, arrangement or other right or obligation to which such Party or any of its Subsidiaries is a party or is bound or to which any of their respective properties or assets are subject.
“Court” means the Supreme Court of British Columbia or any other court with jurisdiction to consider and issue the Interim Order and the Final Order.
“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any evolutions, mutations or variations thereof or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.
“COVID-19 Measures” means in relation to a Party, any quarantine, “shelter in place”, “stay at home”, workforce reduction, social or physical distancing, shut down, closure, sequester or any other applicable Law or guidelines or recommendations issued by a Governmental Entity in connection with COVID-19.
“COVID-19 Response” means in relation to a Party, any commercially reasonable action, adopted or taken in accordance with a written policy or protocol of such Party existing as of the date of this Agreement and disclosed to the other Parties with the objective of (i) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures, (ii) ensuring compliance with applicable COVID-19 Measures and/or (iii) in respect of COVID-19, protecting the health and safety of employees or other Persons with whom the personnel of such Party come into contact with during the course of business operations.
“Data Room Cut-off Time” means 12:00 p.m. (Toronto time) on February 5, 2023.
“Depositary” means Computershare Investor Services Inc. or such other trust company, bank or financial institution agreed to in writing between Hut and USBTC.
“Dissent Rights” means the rights of dissent of registered Hut Shareholders in respect of the Arrangement described in the Plan of Arrangement.
“Dissent Share” means a Hut Share held by a Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of his, her or its Hut Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights.
“Dissenting Shareholder” means a registered holder of Hut Shares as of the record date for the Hut Meeting who has duly and validly exercised the Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid fair value of his, her or its Hut Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights.
“Dissenting USBTC Share” means each USBTC Share outstanding immediately prior to the Effective Time held by a Dissenting USBTC Stockholder.
“Dissenting USBTC Stockholder” means, as of any particular time, a Person who or which is then entitled to, has theretofore properly asserted or exercised (to the extent such assertion or exercise has theretofore been required by the NRS) and has not theretofore withdrawn or otherwise waived, failed to exercise or otherwise lost, dissenter’s rights pursuant to the Nevada Dissenter’s Rights Statutes.
“DRS Advice” means a Direct Registration System advice.
“Economic Sanctions/Trade Laws” means all applicable Laws relating to anti-terrorism, the importation of goods, the exportation and re-exportation of goods, customs compliance, import/export controls, anti-boycott legislation, controlled goods and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any Governmental Entity, agency, authority or Person targeting certain countries, territories, or Persons, including, without limiting the generality of the foregoing, the United States Export Administration Act and implementing Export Administration Regulations, the Canadian Export and Import Permits Act and the Export Control List , the Canadian Defence Production Act and the Controlled Goods Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations, the Canadian Special Economic Measures Act, the Canadian United Nations Act, Part II.1 of the Canadian Criminal Code, the Canadian Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), the Canadian Freezing Assets of Corrupt Foreign Officials Act, and the various economic sanctions laws administered by OFAC and GAC.
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.
“Effective Date” means the date on which the Arrangement Filings are filed with the Registrar.
“Effective Time” means the Merger Effective Time.
“Environmental Law” means any Law relating to: (i) the protection, investigation or restoration of the environment or public health and safety matters; or (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance.
“Environmental Claim” means any claim, action, cause of action, order, proceeding, investigation or notice by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Substances at any location, whether or not owned or operated by USBTC or Hut, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to any Person, each entity or trade in business that is or at any relevant time was treated as a single employer or part of a controlled group with such Person for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.
“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to Hut and USBTC, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both Hut and USBTC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Hut and USBTC, each acting reasonably) on appeal.
“GAC” means Global Affairs Canada.
“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, minister, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; or (iv) any national stock exchange, including Nasdaq and the TSX.
“Hazardous Substance” means any element, waste or other substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapor, that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive, toxic, a pollutant or a contaminant under or pursuant to any Environmental Laws.
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“HSR Approval” means (a) all applicable filings pursuant to the HSR Act shall have been made and all applicable waiting periods (and any extension thereof) shall have expired or been terminated; and (b) there shall not be in effect any voluntary agreement between the Parties and the Antitrust Division of the United States Department of Justice nor the United States Federal Trade Commission pursuant to which the Parties have agreed not to consummate the transactions contemplated by this Agreement.
“Hut” has the meaning ascribed thereto in the preamble to this Agreement and includes Hut Amalco following the Amalgamation.
“Hut Amalco” means Hut as the continuing corporation following the Amalgamation.
“Hut Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of Hut and its Subsidiaries.
“Hut Balance Sheet” has the meaning ascribed thereto in Section (8)(c) of Schedule “C”.
“Hut Balance Sheet Date” has the meaning ascribed thereto in Section (8)(c) of Schedule “C”.

“Hut Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded or registered, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by Hut or any of its Subsidiaries with respect to any of the Hut Employees or former Hut Employees or any current or former directors or individual independent contractors of Hut or any of its Subsidiaries (or any spouses, dependents, survivors or beneficiaries of any such Persons) and includes: (i) retirement, severance, termination, retention or change in control plans, programs or agreements; and (ii) deferred compensation, equity-based, incentive, bonus, retirement or supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind, including for greater certainty the Hut Omnibus Incentive Plan and the Hut ESPP, but excluding Statutory Plans and individual employment Contracts.
“Hut Board” means the board of directors of Hut, as constituted from time to time.
“Hut Circular” means the notice of the Hut Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to Hut Shareholders in connection with the Hut Meeting, including any amendments or supplements thereto in accordance with the terms of this Agreement.
“Hut Compensation Warrants” means (i) the 144,000 warrants to acquire Hut Shares issued by Hut on June 15, 2021 and expiring on June 15, 2023; and (ii) the 70,200 warrants to acquire Hut Shares issued by Hut on September 17, 2021 and expiring on September 17, 2026.
“Hut Consideration Shares” means the New Hut Shares to be received by holders of Hut Shares (other than Dissenting Shareholders) pursuant to the Arrangement, in accordance with this Agreement.
“Hut Data” means all data contained in the Hut Systems and all other information and data compilations used by Hut or any of the Hut Subsidiaries, whether or not in electronic form.
“Hut Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to Hut and its Subsidiaries as provided in the electronic data room established by Hut and hosted by Donnelley Financial Solutions Venue in connection with the transactions contemplated hereby as of the Data Room Cut-off Time.
“Hut Disclosure Letter” has the meaning ascribed thereto in Section 5.1(1).
“Hut DSUs” means the deferred share units of Hut issued pursuant to the Hut Omnibus Incentive Plan.
“Hut ESPP” means the employee share purchase plan of Hut approved at the annual and special meeting of Hut Shareholders held on June 23, 2021.
“Hut Employees” means the officers and employees of Hut and its Subsidiaries.
“Hut Exchange Ratio” means 0.2.
“Hut Fairness Opinions” means the opinions of Stifel GMP and Kroll, LLC to the effect that, as of the date hereof, the USBTC Exchange Ratio is fair, from a financial point of view, to Hut.
“Hut Financial Statements” means (i) the audited consolidated financial statements of Hut as at and for the financial years ended December 31, 2021 and 2020, and (ii) the Hut Interim Financial Statements, in each case prepared in accordance with IFRS as consistently applied by Hut.
“Hut Holdings” means Hut 8 Holdings Inc., a corporation existing under the BCBCA and a direct, wholly-owned subsidiary of Hut.
“Hut Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of Hut for the three- and nine-month periods ended September 30, 2022 and 2021, in each case prepared in accordance with IFRS as consistently applied by Hut.
“Hut June 2021 Warrants” means the 11,500,000 warrants to acquire Hut Shares issued by Hut on June 15, 2021 and expiring on June 15, 2023.
“Hut Lease” has the meaning ascribed thereto in Section (16)(a) of Schedule “C”.
“Hut Leased Real Property” has the meaning ascribed thereto in Section (16)(a) of Schedule “C”.
“Hut Material Contract” has the meaning ascribed thereto in Section (15)(c) of Schedule “C”.
“Hut Material Subsidiaries” means Hut Holdings and Hut 8 High Performance Computing Inc.
“Hut Meeting” means the special meeting of the Hut Shareholders, including any adjournment or postponement thereof in each case in accordance with and subject to the express terms of this Agreement, the Interim Order and applicable Law, to be called and held in accordance with the Interim Order and applicable Law for the purpose of considering and, if thought advisable, approving the Arrangement Resolution and the Other Hut Resolutions, if any, and for any other purpose as may be set out in the Hut Circular and agreed to in writing by the Parties.

“Hut Omnibus Incentive Plan” means the omnibus long-term incentive plan of Hut approved at the annual and special meeting of Hut Shareholders held on June 23, 2021.
“Hut Options” means the outstanding stock options to purchase Hut Shares issued pursuant to the Hut Omnibus Incentive Plan.
“Hut Permits” has the meaning ascribed thereto in Section (14)(b) of Schedule “C”.
“Hut Public Disclosure Record” means all documents and instruments filed by it under Securities Laws on SEDAR or EDGAR prior to the Data Room Cut-off Time.
“Hut Resolutions” means, collectively: (i) the Arrangement Resolution; and (ii) the Other Hut Resolutions, if any.
“Hut RSUs” means the restricted share units of Hut issued pursuant to the Hut Omnibus Incentive Plan.
“Hut Replacement Option” means a Hut Option, as replaced pursuant to the Arrangement.
“Hut Share Exchange” means the transfer of each Hut Share (other than any Dissent Share) to New Hut pursuant to the Arrangement in exchange for which each holder shall be entitled to receive, for each Hut Share, a fraction of a New Hut Share equal to the Hut Exchange Ratio.
“Hut Shareholders” means the registered and/or beneficial holders of the Hut Shares, as the context requires.
“Hut Shares” means the common shares in the capital of Hut and, for the avoidance of doubt, includes the common shares in the capital of Hut Amalco following the Amalgamation.
“Hut Subsidiaries” means the Subsidiaries of Hut.
“Hut Support Agreements” means the voting support agreements dated the date hereof and made between USBTC and the Hut Supporting Shareholders.
“Hut Supporting Shareholders” means the directors and officers of Hut who are party to the Hut Support Agreements.
“Hut Systems” means all information technology and computer systems (including Software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form, used in the conduct of the business of Hut or any of the Hut Subsidiaries.
“Hut Warrants” means collectively, the Hut June 2021 Warrants and the Hut Compensation Warrants.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable at the relevant time.
“Intellectual Property” means all intellectual property rights recognized throughout the world, including all Canadian, U.S. and foreign (i) patents, design patents, industrial designs, and applications for patents, design patents and industrial designs, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, business names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, distinguishing guises and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, (iii) copyrights and copyrightable subject matter and works of authorship, (iv) integrated circuit topographies, mask works, mask work registrations and applications for mask work registrations; (v) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data, and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (vi) Trade Secrets, confidential information, ideas, know-how, inventions, proprietary processes, designs, technology, formulae, formulations, specifications, models and methodologies, and any documentation relating to any of the foregoing, and (vii) all applications and registrations for the foregoing.
“Intended Tax Treatment” has the meaning ascribed thereto in Section 3.8.
“Interim Order” means the interim order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to Hut and USBTC, each acting reasonably, providing for, among other things, the calling and holding of the Hut Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of Hut and USBTC, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.
“Law” or “Laws” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign (i) enacted, adopted, promulgated or applicable by a Governmental Entity, (ii) that is binding upon or applicable to such Person or its business, undertaking, property, assets or securities, the terms and conditions of any Permit, and (iii) to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.
“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), limitation or restriction on use, voting, exercise, possession or transfer (including any preferential offer or refusal right or similar entitlement), or other third party encumbrance, in each case, whether contingent or absolute and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing.
“Matching Period” has the meaning ascribed to it in Section 7.4(1)(e).
“Material Adverse Effect” means, in relation to a Party, any change, effect, event, occurrence, state of facts or circumstance, that, individually or in the aggregate with other such changes, effects, events, occurrences, state of facts or circumstances, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of that Party and its Subsidiaries, taken as a whole, except for and excluding any change, effect, event, occurrence, state of facts or circumstance resulting from or arising in connection with:
(a)
any change, effect, event, occurrence, state of fact or circumstance generally affecting the industries (taking into account relevant geographies) in which such Party or any of its Subsidiaries operate;

(b)
any change in global, national or regional political conditions or in general economic, business, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital, energy or other commodity market conditions, in each case whether national or global;

(c)
any act of terrorism or any outbreak of hostilities or declared or undeclared war, cyberterrorism, civil unrest, civil disobedience, sabotage, cybercrime, national or international calamity, military action, declaration of a state of emergency or any other similar event (including the current conflict between the Russian Federation and Ukraine), or any change, escalation or worsening thereof;

(d)
any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19 and the implementation of any COVID-19 Measures), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural or man-made disasters or acts of God;

(e)
any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Entity, or proposed change in Law or interpretation of Law, in each case including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, data centers, cryptocurrencies or other blockchain technology, in each case after the date hereof;

(f)
any generally applicable change in applicable accounting principles, including IFRS and U.S. GAAP after the date hereof;

(g)
the failure in and of itself of the Party to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of such Party or of any securities analysts (it being understood that the causes underlying such failure may, if not otherwise excluded from this definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred);

(h)
the announcement of this Agreement or the pendency of the Transaction, including the impact thereof on relationships with employees, customers, suppliers and distributors to the extent resulting from such announcement or existence;

(i)
in respect of Hut only, any decrease in and of itself in the market price or any decline in and of itself in the trading volume of the equity securities of Hut (it being understood that the causes underlying such change in trading price or trading volume may, if not otherwise excluded from this definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether a Material Adverse Effect in respect of Hut has occurred); or

(j)
any actions taken (or omitted to be taken) (1) at the written request, or with the prior written consent, of the other Party hereto; (2) as required by Law; or (3) in accordance the terms of this Agreement, but provided that (A) in the case of clauses (a) through (f), such change, effect, event, occurrence, state of facts or circumstance may be taken into account to the extent it has a materially adverse disproportionate impact or effect on the Party and its Subsidiaries taken as a whole, as compared to companies in comparable industries of comparable economic size, during the same period of time (in which case the extent (and only the extent) of the disproportionate impact or effect may be taken into account in determining whether there has been a Material Adverse Effect); and (B) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.
“Merger” means the merger of USBTC and Merger Subco pursuant to the NRS in accordance with this Agreement.
“Merger Effective Time” has the meaning ascribed to it in Section 4.1(1).
“Merger Subco” means a direct, wholly-owned Subsidiary of New Hut, to be incorporated under the NRS prior to the Effective Date solely for the purpose of effecting the Merger.
“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which they are made.
“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Nasdaq” means The Nasdaq Stock Market LLC.
“Nevada Dissenter’s Rights Statutes” means NRS 92A.300 through 92A.500, inclusive, together with any relevant definitions pertaining thereto as set forth in NRS Chapter 92A.
“New Hut” has the meaning ascribed thereto in the preamble to this Agreement.
“New Hut Board” means the board of directors of New Hut, as constituted from time to time.
“New Hut Omnibus Incentive Plan” means the 10% “rolling” or evergreen” omnibus equity incentive plan of New Hut to be established by New Hut prior to the Effective Date, which shall be substantially in the form of the Hut Omnibus Incentive Plan, subject to such changes as Hut and USBTC, each acting reasonably, may agree to.
“New Hut Shares” means the shares of common stock, par value US$0.00001 each, in the capital of New Hut.
“No Action Letter” means written confirmation from the Commissioner indicating that the Commissioner does not, as of the date of such written confirmation, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.
“NRS” means the Nevada Revised Statutes, as amended.
“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.
“Order” means any: (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (B) Contract with any Governmental Entity entered into in connection with any Action.
“Ordinary Course” means, with respect to an action taken by any Person, that such action is substantially consistent in nature and scope with the past practices of such Person and is taken in the ordinary operations of the business of such Person and, in any case, is not unreasonable in the circumstances when considered in the context of the provisions of this Agreement, and for greater certainty, all COVID-19 Response shall be deemed to have been taken in the Ordinary Course.
“Organizational Documents” means: (i) with respect to any Person that is a corporation, its articles, notice of articles, charter or certificate or articles of incorporation or memorandum and articles of association, as the case may be, and by-laws, and any shareholder agreement or similar agreement; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any Person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).
“Other Hut Resolutions” means, collectively, any resolution that may be put before Hut Shareholders at the Hut Meeting at the written request of the TSX or Nasdaq in connection with the Transaction.
“Outside Date” means September 30, 2023 or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date for up to an additional 60 days (in 30-day increments) if the Required Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than two Business Days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Required Regulatory Approvals is primarily the result of such Party’s failure to comply with its covenants herein; and provided further, that if the SEC has not declared the Registration Statement effective on or prior to September 30, 2023 the Outside Date shall be automatically extended to November 30, 2023.
“Parties” means, together, Hut, USBTC and New Hut, and “Party” means any one of them.
“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity.
“Permitted Liens” means, in respect of any Party or any of its Subsidiaries, any one or more of the following:
(a)
easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Hut Assets or the USBTC Assets, as the case may be;

(b)
contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, carrier’s and bank’s and securities intermediary’s Liens and other similar Liens arising in the Ordinary Course for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or that are being contested in good faith and in each case for which adequate reserves have been established in accordance with U.S. GAAP (in the case of USBTC or the USBTC Subsidiaries) or IFRS (in the case of Hut or the Hut Subsidiaries) by the party responsible for payment thereof;
(c)
such title defects as (A) Hut (in the case of title defects with respect to properties or assets of USBTC or any of the USBTC Subsidiaries) may have expressly waived in writing or (B) USBTC (in the case of title defects with respect to properties or assets of Hut or any of the Hut Subsidiaries) may have expressly waived in writing;

(d)
customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any of USBTC’s or Hut’s or their respective Subsidiaries’ properties or assets in any manner; provided however that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, Contracts and rights (i) were not incurred in connection with any indebtedness and (ii) do not, individually or in the aggregate, have an adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e)
all Liens granted by USBTC, [REDACTED — CONFIDENTIAL] and the other Loan Parties (as defined in the [REDACTED — CONFIDENTIAL]) in favor of [REDACTED —  CONFIDENTIAL]; and

(f)
all Liens granted by Hut or Hut Subsidiaries in favor of [REDACTED — CONFIDENTIAL]

“Person” includes any individual, partnership, limited partnership, association, body corporate, corporation, limited liability company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.
“Personal Information” means information that, alone or in combination with other information, allows the identification of an identifiable individual and includes any information that constitutes personal information within the meaning of all applicable Privacy Laws.
“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule “A” hereto, subject to any amendments or variations to such plan made in accordance with this Agreement or made at the direction of the Court in the Final Order with the consent of Hut and USBTC, each acting reasonably.
“Pre-Closing Period” has the meaning ascribed to it in Section 6.1(1).
“Privacy Law” means all applicable Laws concerning the privacy, collection, storage, transfer, security, disclosure, processing or other use of Personal Information, and all regulations promulgated thereunder, including the Personal Information Protection and Electronic Documents Act (Canada) and any comparable applicable Law of any jurisdiction worldwide.
“Registrar” means the Registrar of Companies appointed under Section 400 of the BCBCA.
“Registration Statement” has the meaning ascribed thereto in 4.5(1).
“Regulatory Approval” means any consent, waiver, Permit, exemption, review, Order, decision or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective, in each case in connection with the Transaction and includes the Required Regulatory Approvals.
“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property.
“Replacement Securities” means: (i) in respect of Hut, collectively, Hut Replacement Options, Adjusted Hut RSUs and Adjusted Hut DSUs; and (ii) in respect of USBTC, the USBTC Replacement Options.
“Representatives”, with respect to any Party, means the officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such Party and such Party’s Affiliates.
“Required Regulatory Approvals” means the Stock Exchange Approvals, the HSR Approval and the Competition Act Approval.
“Requisite Holders” has the meaning ascribed thereto in the USBTC articles of incorporation in effect as of the date of this Agreement.
“Sanctions Target” means (A) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws; (B) a Person that is on the list of (i) Specially Designated Nationals and Blocked Persons or any of the other sanctions Persons lists published by OFAC, (ii) the Consolidated Canadian Autonomous Sanctions List administered by GAC, or (iii) any other equivalent list of sanctioned Persons issued by the U.S. Department of State, the United Nations, the European Union or Canada; (C) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (D) an entity owned fifty percent (50%) or more or controlled by a country or territory identified in clause (A) or Person in clause (B) above.

“SEC” means the United States Securities and Exchange Commission.
“Securities Authority” means, as applicable, the Ontario Securities Commission, the SEC and any other applicable securities commission or securities regulatory authority of a province or territory of Canada or the United States, as applicable.
“Securities Laws” means, as applicable, the Securities Act (Ontario), U.S. Securities Laws and any other applicable Canadian provincial and territorial or United States securities Laws, rules, orders, notices, promulgations and regulations and published policies thereunder.
“SEDAR” means the System for Electronic Document Analysis Retrieval described in National Instrument 13-101 — System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedar.com.
“SOX” means the Sarbanes-Oxley Act of 2002.
“Statutory Plan” means any statutory benefit plans maintained by a Governmental Entity, including statutory employment/unemployment insurance, workers’ compensation, parental insurance, health insurance or pension plans.
“Stock Exchange Approvals” means: (A) the conditional approval of Nasdaq to list the New Hut Shares (including the Consideration Shares issuable in connection with the Transaction), and any New Hut Shares issuable upon the exercise or settlement of any Replacement Securities, in each case subject only to customary listing conditions, including customary post-closing deliveries; and (B) the conditional approval of the TSX to list the New Hut Shares (including the Consideration Shares issuable in connection with the Transaction), and any New Hut Shares issuable upon the exercise or settlement of any Replacement Securities, in each case subject only to customary listing conditions, including customary post-closing deliveries.
“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus Exemptions as in effect on the date of this Agreement.
“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party, made after the date of this Agreement to acquire, directly or indirectly, (i) not less than all of the outstanding Hut Shares (other than Hut Shares beneficially owned by the Person or Persons making such Acquisition Proposal as of the date of such Acquisition Proposal), or (ii) all or substantially all of the assets of Hut on a consolidated basis that:
(a)
complies with Securities Laws and did not result from or involve a breach of Article 7 of this Agreement or any agreement between the Person making such Acquisition Proposal and Hut or any of its Subsidiaries;

(b)
is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Hut Board, acting in good faith (in consultation with its financial advisors and its outside legal counsel) that the funds or other consideration necessary to complete the Acquisition Proposal are or will be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein;

(c)
is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal;

(d)
is not subject to any due diligence condition; and

(e)
the Hut Board determines, in good faith after consultation with its outside legal counsel and financial advisor(s) and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is in the best interests of Hut and is more favourable to the Hut Shareholders, from a financial point of view, than the Transaction (including after considering any proposal to adjust the terms and conditions of the Transaction as contemplated by Section 7.4(2)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.4(1)(c).
“Surviving Corporation” means USBTC as the surviving corporation following consummation of the Merger.
“Tax” (including, with correlative meaning, the term “Taxes”) means: (i) any and all governmental taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, branch profits, franchise, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, consumption of resources, emissions, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, Statutory Plans, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance and government pension plan premiums or contributions including any installments or prepayments in respect of any of the foregoing; (ii) all interest, penalties, fines, additions to tax imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii), whether disputed or not; (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.
“Tax Act” means the Income Tax Act (Canada).
“Taxing Authority” means the United States Internal Revenue Service, the Canada Revenue Agency and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes.
“Tax Returns” means all returns and reports (including elections, designations, declarations, notices, disclosures, schedules, estimates and information returns) filed with or supplied to, or required to be filed with or supplied to, a Governmental Entity in connection with any Tax, including all amendments, attachments or supplements thereto and whether in tangible or electronic form.
“Terminating Party” has the meaning ascribed to it in Section 8.5(3).
“Termination Amount” means US$10,000,000.
“Termination Notice” has the meaning ascribed to it in Section 8.5(3).
“Trade Secret” means (i) confidential know how, methods, technical information, data, processes, or plans, and (ii) all trade secrets within the meaning of applicable Law.
“Transaction” means, collectively, the transactions contemplated by this Agreement to implement the business combination between Hut and USBTC, including the Arrangement and the Merger.
“TSX” means the Toronto Stock Exchange and any successor thereto.
“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“U.S. GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“U.S. Securities Laws” means the U.S. Securities Act and the U.S. Exchange Act.
“USBTC” has the meaning ascribed thereto in the preamble to this Agreement.
“USBTC Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of USBTC and its Subsidiaries.
“USBTC Balance Sheet” has the meaning ascribed thereto in Section (8)(c) of Schedule “D”.
“USBTC Balance Sheet Date” has the meaning ascribed thereto in Section (8)(c) of Schedule “D”.
“USBTC Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded or registered, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by USBTC or any of its Subsidiaries with respect to any of the USBTC Employees or former USBTC Employees or any current or former directors or individual independent contractor of USBTC or any of its Subsidiaries (or any spouses, dependents, survivors or beneficiaries of any such Persons) and includes: (i) employment, individual consulting, retirement, severance, termination, retention or change in control plans, programs or agreements; and (ii) deferred compensation, equity-based, incentive, bonus, retirement, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind, including for greater certainty the USBTC Equity Incentive Plan, but excluding Statutory Plans.
“USBTC Board” means the board of directors of USBTC, as constituted from time to time.
“USBTC Common Stock” means the common stock of USBTC, US$0.00001 par value per share.
“USBTC Consent” means the written consent of the USBTC Stockholders to adopt and approve the USBTC Resolution and for any other purpose as may be set out therein and agreed to in writing by the Parties, such written consent executed by (i) the holders of at least a majority of the voting power of the outstanding shares of USBTC Common Stock and USBTC Preferred Stock consenting together as a single class on an as-converted-to-USBTC-Common-Stock basis; and (ii) the Requisite Holders consenting as a separate class.

“USBTC Consideration Shares” means the New Hut Shares to be received by USBTC Stockholders pursuant to the Merger, in accordance with this Agreement.
“USBTC Data” means all data contained in the USBTC Systems and all other information and data compilations used by USBTC or any of the USBTC Subsidiaries, whether or not in electronic form.
“USBTC Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to USBTC and its Subsidiaries as provided in the electronic data room established by USBTC and hosted by Donnelley Financial Solutions Venue in connection with the transactions contemplated hereby as of the Data Room Cut-off Time.
“USBTC Disclosure Letter” has the meaning ascribed thereto in Section 5.1(1).
“USBTC Employees” means the officers and employees of USBTC and its Subsidiaries.
“USBTC Equity Incentive Plan” means the USBTC 2021 Equity Incentive Plan, as amended by the First Amendment thereto, dated July 30, 2021, the Second Amendment thereto, dated October 6, 2021, the Third Amendment thereto, dated September 1, 2022 and the Fourth Amendment thereto, dated January 5, 2023.
“USBTC Exchange Ratio” means 0.6716.
“USBTC Financial Statements” means (i) the audited consolidated financial statements of USBTC as at and for the financial years ended June 30, 2022 and June 30, 2021, and (ii) the USBTC Interim Financial Statements, in each case prepared in accordance with U.S. GAAP as consistently applied by USBTC.
“USBTC Information Statement” means the information statement to be sent to the USBTC Stockholders relating to a consent solicitation with respect to the USBTC Consent.
“USBTC Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of USBTC for the three month period ended September 30, 2022 and September, 2021, in each case prepared in accordance with U.S. GAAP as consistently applied by USBTC.
“USBTC Lease” has the meaning ascribed thereto in Section (16)(a) of Schedule “D”.
“USBTC Leased Real Property” has the meaning ascribed thereto in Section (16)(a) of Schedule “D”.
“USBTC Material Contract” has the meaning ascribed thereto in Section (15)(b) of Schedule “D”.
“USBTC Material Subsidiaries” means U.S. Data Technologies Group Ltd., U.S. Data Group, Inc., US Mining Infrastructure Operations LLC, U.S. Data Energy Group, Inc., USMIO Charlie LLC, USMIO Delta LLC, USMIO Echo LLC, US Data Mining Energy Group Inc., U.S. Data Lone Star Inc., Pecos Data Technologies, LLC, US Data King Mountain LLC, US Data Guardian LLC and TZRC LLC.
“USBTC Option” means each option to purchase USBTC Common Stock that was granted under the USBTC Equity Incentive Plan.
“USBTC Permits” has the meaning ascribed thereto in Section (14)(b) of Schedule “D”.
“USBTC Preferred Stock” means the Series A preferred stock of USBTC, US$0.00001 par value per share, the Series B preferred stock of USBTC, US$0.00001 par value per share, the Series B-1 preferred stock of USBTC, US$0.00001 par value per share, and the Series C preferred stock, US$0.00001 par value per share.
“USBTC Replacement Option” has the meaning ascribed thereto in Section 2.3(3).
“USBTC Resolution” means the resolution(s) adopted by the USBTC Stockholders setting forth and granting the USBTC Stockholder Approval.
“USBTC Stockholder Approval” means the approval of this Agreement (generally and as the plan of merger for the Merger) and the Transaction, by the requisite USBTC Stockholders, including any consents, waivers, determinations or other approvals by any class or series of USBTC Shares required under the USBTC Organizational Documents or otherwise in connection with this Agreement or the transactions contemplated hereby.
“USBTC Stockholders” means the registered holders of USBTC Shares.
“USBTC Shares” means, collectively, the shares of USBTC Common Stock and USBTC Preferred Stock (or, in the event of a “Mandatory Conversion Time” as defined in the USBTC articles of incorporation in effect as of the date of this Agreement, the shares of USBTC Common Stock issued upon conversion of the outstanding shares of USBTC Preferred Stock), as applicable.
“USBTC Subsidiaries” means the Subsidiaries of USBTC and including for greater certainty the joint venture entities consisting of Copper Plains LLC and TZRC LLC.

“USBTC Support Agreements” means the voting support agreements dated the date hereof and made between Hut and the USBTC Supporting Stockholders.
“USBTC Supporting Stockholders” means the directors and officers of USBTC and other Persons who are USBTC Stockholders party to the USBTC Support Agreements.
“USBTC Systems” means all information technology and computer systems (including Software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form, used in the conduct of the business of USBTC or any of the USBTC Subsidiaries.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses.
1.2
Certain Rules of Interpretation

In this Agreement, unless otherwise specified:
(1)
Headings, etc.   The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)
Currency.   All references to dollars or to “$” are references to Canadian dollars unless otherwise indicated. All references to U.S. dollars or to “US$” are references to United States dollars.

(3)
Gender and Number.   Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

(4)
Certain Phrases, etc.   The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (ii) “day” means “calendar day”; (iii) “hereof”, “herein”, “hereunder” and words of similar import, will refer to this Agreement as a whole and not to any particular provision of this Agreement unless context requires otherwise; (iv) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (v) unless stated otherwise, “Article”, “Section”, “Subsection” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(5)
Definition of “made available”.   The term “made available” means: (i) complete and unredacted copies of the subject materials were included in the USBTC Data Room Information or the Hut Data Room Information, as applicable, in each case as of the Data Room Cut-off Time; or (ii) subject material was listed in the Hut Disclosure Letter or the USBTC Disclosure Letter, as applicable, and copies of such materials were provided to Hut or USBTC, as applicable.

(6)
Statutes.   Any reference to a statute refers to such statute, or successor thereto, and all rules, resolutions and regulations made under it, or its successor, respectively, as it or its successor, or they, may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(7)
Computation of Time.   A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day.

(8)
Time References.   References to time are to local time, New York City, New York unless expressly noted otherwise.

(9)
Agreements.   All references in this Agreement to any agreement, Contract, document or instrument means such agreement, Contract, document or instrument, as amended, restated or supplemented in accordance with the terms thereof, and includes all schedules, exhibits and other attachments, in each case as of the date hereof.

1.3
Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of Hut, it means the actual knowledge, after due and diligent inquiry regarding the relevant matter, of the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or Senior Vice President of Operations of Hut. Where any representation or warranty is expressly qualified by reference to the knowledge of USBTC, it means the actual knowledge, after due and diligent inquiry regarding the relevant matter, of the Chief Executive Officer, President, Chief Financial Officer or Senior Vice President of Operations of USBTC.
1.4
Accounting Terms

(1)
All accounting terms used in respect of Hut are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of Hut required to be made will be made in a manner consistent with IFRS, in each case as consistently applied by Hut.

(2)
All accounting terms used in respect of USBTC are to be interpreted in accordance with U.S. GAAP and all determinations of an accounting nature in respect of USBTC required to be made will be made in a manner consistent with U.S. GAAP, in each case as consistently applied by USBTC.

1.5
Subsidiaries

To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of Hut or USBTC, each such provision will be construed as a covenant by Hut or USBTC, as applicable, to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.
1.6
Consent

If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent, unless otherwise mutually agreed by the Parties.
1.7
Schedules

The schedules attached to this Agreement form an integral part of this Agreement.
ARTICLE 2
CLOSING OF THE TRANSACTION
2.1
Effective Date and Closing

(1)
Subject to obtaining the Final Order and to the satisfaction or, where not prohibited, the waiver (subject to applicable Laws) by the Party or Parties in whose favour the condition is, of each of the conditions set out in Article 8 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver by the Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), the consummation of the Transaction (including the Arrangement and the Merger) (the “Closing”) shall occur on the Effective Date.

(2)
The Closing, other than the filing of the Arrangement Filings and the Articles of Merger, shall take place remotely via electronic exchange of documents, or in such other manner or at such other location, as may be agreed upon between the Parties.

(3)
At the Closing and on the Effective Date, the Parties shall cause the consummation of the Arrangement and Merger to occur in the following order, upon the terms and subject to the conditions of this Agreement:

(a)
Hut shall cause the Arrangement Filings to be filed in accordance with Section 3.7, so that the Arrangement will become effective at the Arrangement Effective Time; and

(b)
USBTC and Merger Subco shall cause the Articles of Merger to be filed with the Nevada Secretary of State in accordance with Article 4, so that the Merger will become effective at the Merger Effective Time.

The Parties hereby confirm that the Merger Effective Time shall not occur until after the completion of each of the steps of the Arrangement that commence upon the occurrence of the Arrangement Effective Time.
2.2
Exchange of Hut Securities

On the Effective Date, upon the Arrangement becoming effective, the Hut Shares, the Hut Options, the Hut RSUs, the Hut DSUs and the Hut Warrants shall be dealt with in accordance with and subject to the provisions of the Plan of Arrangement.
2.3
Exchange of USBTC Securities

On the Effective Date, at the Merger Effective Time and in accordance with the Articles of Merger, by virtue of the Merger and without any action on the part of any USBTC Stockholder (but in the case of paragraph 2.3(3) below, subject to any necessary action of the USBTC Board, which shall be taken prior to the Effective Date):
(1)
Each USBTC Share (other than Dissenting USBTC Shares and treasury USBTC Shares) issued and outstanding immediately prior to the Merger Effective Time shall be exchanged for that number of New Hut Shares equal to the USBTC Exchange Ratio.

(2)
Each Dissenting USBTC Share shall cease to be outstanding, shall be cancelled and shall cease to exist, and shall thereafter only constitute the rights, if any, available under the Nevada Dissenter’s Rights Statutes, in accordance with and subject to the provisions of Section 2.7.

(3)
Each USBTC Option outstanding immediately prior to the Merger Effective Time shall automatically be exchanged for an option (each, a “USBTC Replacement Option”) entitling the holder to purchase that number of New Hut Shares equal to the product obtained when the number of shares of USBTC Common Stock subject to such USBTC Option immediately prior to the Merger Effective Time is multiplied by the USBTC Exchange Ratio (rounded down to the nearest whole share), which USBTC Replacement Option shall (i) have an exercise price for each New Hut Share that may be purchased under such USBTC Replacement Option equal to the quotient obtained when the exercise price per share of USBTC Common Stock, as of immediately prior to the Merger Effective Time, under such exchanged USBTC Option is divided by the USBTC Exchange Ratio (rounded up to the nearest whole cent) and (ii) other than such changes as set out in Section 2.3(3) of the USBTC Disclosure Letter, otherwise have the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to such USBTC Option immediately prior to the Merger Effective Time, other than the exercise price and number and kind of shares that may be purchased and conforming changes to take into account the Merger. Subject to the approval of the TSX, the USBTC Replacement Options shall be governed by a plan adopted by New Hut which is identical to the USBTC Equity Incentive Plan other than conforming changes to take into account the Merger, including that the USBTC Replacement Options represent the rights to purchase New Hut Shares and that the plan is sponsored by New Hut. The adjustments made to the USBTC Options pursuant to this Section 2.3(3) shall be made in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5), to the extent applicable, and, with respect to USBTC Options that are intended to be “incentive stock options” within the meaning of Section 422 of the Code, Treasury Regulation Section 1.424-1.
(4)
All USBTC Shares held in the treasury of USBTC immediately prior to the Merger Effective Time shall be automatically canceled without any conversion thereof and cease to exist and no payment or distribution shall be made with respect thereto.

(5)
Each share of Merger Subco issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and non-assessable share of the Surviving Corporation.

2.4
Deposit of New Hut Shares Issuable Pursuant to the Arrangement and Merger; Exchange Procedures

(1)
Prior to the Effective Date, New Hut shall deliver, or cause to be delivered, to the Depositary in escrow pending the Arrangement Effective Time and Merger Effective Time, sufficient New Hut Shares (and any treasury directions addressed to New Hut’s transfer agent as may be necessary) to satisfy (i) the aggregate number of Hut Consideration Shares, and (ii) the aggregate number of USBTC Consideration Shares.

(2)
As soon as practicable after the Effective Time and in any event not later than the third Business Day following the Effective Date, New Hut shall cause the Depositary to mail to each holder of record of a certificate (a “Hut Certificate”) or book-entry share (a “Hut Book-Entry Share”) that immediately prior to the Arrangement Effective Time represented outstanding Hut Shares, as applicable, and to each holder of record of an electronic certificate administrated by Carta, Inc. (a “USBTC Electronic Certificate”) that immediately prior to the Merger Effective Time represented such holder’s USBTC Shares, as applicable, whose shares were converted into the right to receive the applicable Consideration Shares, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Hut Certificates, Hut Book-Entry Shares or USBTC Electronic Certificates shall pass, only upon delivery of the Hut Certificates, Hut Book-Entry Shares or USBTC Electronic Certificates to the Depositary, and which shall be in form and substance reasonably satisfactory to New Hut) and (ii) instructions for use in effecting the surrender of the Hut Certificates, Hut Book-Entry Shares and USBTC Electronic Certificates in exchange for the applicable Consideration Shares. Upon surrender of a Hut Certificate, Hut Book-Entry Share or USBTC Electronic Certificate, as applicable, for cancellation to the Depositary, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Depositary, the holder of such Hut Certificate, Hut Book-Entry Share or USBTC Electronic Certificate shall be entitled to receive in exchange therefor that number of Consideration Shares that such holder has the right to receive pursuant to this Article 2, and the Hut Certificate, Hut Book-Entry Share or USBTC Electronic Certificate so surrendered shall forthwith be cancelled. If any portion of the applicable Consideration Shares is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Hut Certificate, Hut Book-Entry Share or USBTC Electronic Certificate is registered, it shall be a condition to the registration thereof that the surrendered Hut Certificate, Hut Book-Entry Share or USBTC Electronic Certificate shall be in proper form for transfer and that the Person requesting such delivery of the Consideration Shares shall pay to the Depositary any and all transfer and other similar Taxes required to be paid as a result of such registration in the name of a Person other than the registered holder of such Hut Certificate, Hut Book-Entry Share or USBTC Electronic Certificate or establish to the satisfaction of the Depositary that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.4, each Hut Certificate, Hut Book-Entry Share or USBTC Electronic Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Consideration Shares. No interest shall be paid or shall accrue for the benefit of holders of Hut Certificates, Hut Book-Entry Shares or USBTC Electronic Certificates on the applicable Consideration Shares payable upon the surrender of Hut Certificates, Hut Book-Entry Shares or USBTC Electronic Certificates.

(3)
All Consideration Shares issued upon the surrender for exchange of Hut Certificates, Hut Book-Entry Shares or USBTC Electronic Certificates in accordance with the terms of this Article 2 shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Hut Shares or the USBTC Shares, as applicable, theretofore represented by such Hut Certificates, Hut Book-Entry Shares or USBTC Electronic Certificates, and there shall be no further registration of transfers on the share transfer books of Hut of the Hut Shares that were outstanding immediately prior to the Arrangement Effective Time, or the Surviving Corporation of the USBTC Shares that were outstanding immediately prior to the Merger Effective Time. If, after the Effective Time, Hut Certificates,

Hut Book-Entry Shares or USBTC Electronic Certificates are presented to New Hut or the Depositary for any reason, they shall be canceled and exchanged as provided in this Article 2, except as otherwise provided by Law.
(4)
Any portion of the Consideration Shares made available to the Depositary pursuant to Section 2.4(1) that remains undistributed to the holders of the Hut Certificates, Hut Book-Entry Shares or USBTC Electronic Certificates for one year after the Effective Time shall be delivered to New Hut, and any holders of the Hut Certificates, Hut Book-Entry Shares or USBTC Electronic Certificates who have not theretofore complied with this Article 2 shall thereafter be entitled to look only to New Hut for payment of their claim for any New Hut Shares. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, immediately prior to such time, to the extent permitted by applicable Law, the property of New Hut, free and clear of all claims or interest of any Person previously entitled thereto. None of New Hut, Hut, USBTC or the Depositary shall be liable to any Person in respect of any portion of the Consideration Shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(5)
If any Hut Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Hut Certificate to be lost, stolen or destroyed and, if required by New Hut or the Depositary, the posting by such Person of a bond in such reasonable amount as New Hut or the Depositary, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Hut Certificate, the Depositary shall deliver in exchange for such lost, stolen or destroyed Hut Certificate, the Consideration Shares with respect to the Hut Shares formerly represented thereby pursuant to this Agreement.

2.5
No Fractional New Hut Shares

No fractional New Hut Shares will be delivered to Hut Shareholders entitled to receive Hut Consideration Shares pursuant to the Arrangement or to USBTC Stockholders entitled to receive USBTC Consideration Shares pursuant to the Merger. The aggregate number of New Hut Shares that a Hut Shareholder is otherwise entitled to receive pursuant to the Arrangement or that a USBTC Stockholder is otherwise entitled to receive pursuant to the Merger will, in each case, be rounded down to the nearest whole number of New Hut Shares.
2.6
Withholding Taxes

Hut, USBTC, New Hut, Merger Subco or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement, the Merger or this Agreement (including, without limitation, any payments to Dissenting Shareholders or Dissenting USBTC Stockholders) such amounts as Hut, USBTC, New Hut, Merger Subco or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate Taxing Authority. Each of Hut, USBTC, New Hut, Merger Subco or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds to Hut, USBTC, New Hut, Merger Subco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Hut, USBTC, New Hut, Merger Subco or the Depositary shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Taxing Authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.
2.7
Dissenter’s Rights for USBTC Stockholders

No holder of shares of USBTC Shares will have or be entitled to assert dissenter’s rights or any other rights of appraisal, pursuant to the NRS or otherwise, as a result of or in connection with this Agreement and the transactions contemplated hereby (including the Merger), except as and only to the extent mandated by the Nevada Dissenter’s Rights Statutes. No Dissenting USBTC Stockholder shall be entitled to receive any portion of the USBTC Consideration Shares payable in the Merger with respect to the Dissenting USBTC Shares formerly owned by such Dissenting USBTC Stockholder. Each Dissenting USBTC Stockholder shall be entitled to receive only the payment of the fair value (as defined in NRS 92A.320) of the Dissenting USBTC Shares formerly owned by such Dissenting USBTC Stockholder, as determined in accordance with the Nevada Dissenter’s Rights Statutes, but only if and to the extent such Dissenting USBTC Stockholder has duly perfected and not withdrawn or otherwise lost, and is otherwise entitled to, dissenter’s rights in accordance with the Nevada Dissenter’s Rights Statutes. USBTC shall give Hut and New Hut (i) prompt notice and copies of any written demands for dissenter’s rights under the Nevada Dissenter’s Rights Statutes, attempted or purported withdrawals of such demands and any other instruments received by such Party relating to any Person’s assertion or exercise of, or demand for, dissenter’s rights under the Nevada Dissenter’s Rights Statutes and (ii) the opportunity to participate in all negotiations and legal proceedings with respect to any such assertion, demand or exercise. USBTC shall not, except with the prior written consent of the other Parties, or as required by the Nevada Dissenter’s Rights Statutes, make any payment with respect to any assertion or exercise of, or demand for dissenter’s rights under the Nevada Dissenter’s Rights Statutes, offer to settle or settle any such assertion, demand or exercise or approve any withdrawal of any such assertion, demand or exercise, or agree, authorize or commit to do any of the foregoing. If any Dissenting USBTC Stockholder withdraws its assertion or exercise of, or demand for dissenter’s rights under the Nevada Dissenter’s Rights Statutes or otherwise waives or loses such dissenter’s rights with respect to any USBTC Shares, such USBTC Shares shall be deemed to have been converted as of the Merger Effective Time into the right to receive, without any interest thereon, the applicable USBTC Consideration Shares as determined pursuant to Section 2.3.

2.8
Announcement and Shareholder Communications

The Parties shall issue a joint press release with respect to this Agreement and the Transaction promptly following the execution of this Agreement, the text of such announcement to be in the form approved by USBTC and Hut in advance, acting reasonably and without delay. USBTC and Hut agree to co-operate in the preparation of presentations, if any, to the Hut Shareholders and USBTC Stockholders regarding the Transaction, and neither Hut nor USBTC shall issue any news release or otherwise make public announcements with respect to this Agreement or the Transaction without the consent of the other Parties (which consent shall not be unreasonably withheld, delayed or conditioned), provided however that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing, in the opinion of its legal counsel, required under applicable Laws or, in the case of Hut, stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity to review or comment on the disclosure or filing and give reasonable consideration to any such comment, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
2.9
Hut ESPP

Subject to the terms and conditions of the Hut ESPP, Hut shall promptly following execution of this Agreement, suspend all future participation under the Hut ESPP and provide participants with notice of the intention of Hut to terminate the Hut ESPP effective as of immediately prior to the Effective Time, provided that, for greater certainty, Hut shall comply with all of its existing obligations incurred or accrued in connection with the Hut ESPP prior to the time at which termination thereof is effective.
2.10
Reservation of New Hut Shares and Registration Statement

Prior to the Effective Time, the Parties shall cause New Hut to reserve for issuance such number of New Hut Shares as is necessary to effectuate the transactions contemplated by Sections 2.2 and 2.3 with respect to Hut Replacement Options, Adjusted Hut RSUs, Adjusted Hut DSUs and USBTC Replacement Options. New Hut shall prepare and, as soon as practicable following the effective date of the Registration Statement, file with the SEC a registration statement on Form S-8 or other appropriate form with respect to New Hut Shares subject to the Hut Replacement Options, Adjusted Hut RSUs, Adjusted Hut DSUs and USBTC Replacement Options.
ARTICLE 3
THE ARRANGEMENT
3.1
Implementation of the Arrangement

The Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement, the Plan of Arrangement, the Interim Order and the Final Order.
3.2
Interim Order

(1)
Hut covenants that it will, in a manner acceptable to USBTC, acting reasonably, in accordance with the provisions of the BCBCA, in cooperation with USBTC, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)
for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Hut Meeting and for the manner in which such notice is to be provided;

(b)
confirmation of the record date for the purposes of determining the Hut Shareholders entitled to receive notice of and vote at the Hut Meeting;

(c)
that the record date for Hut Shareholders entitled to notice of and to vote at the Hut Meeting need not change in respect of any adjournment(s) or postponement(s) of the Hut Meeting or any other change, unless required by Law;

(d)
that the requisite approval for the Arrangement Resolution shall be at least: (i) 66 2∕3% of the votes cast on the Arrangement Resolution by holders of Hut Shares, present in person or represented by proxy and entitled to vote at the Hut Meeting; and (ii) if applicable, a majority of the votes attached to Hut Shares held by Hut Shareholders present in person or represented by proxy and entitled to vote at the Hut Meeting excluding for this purpose votes attached to Hut Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(e)
for the grant of Dissent Rights to registered holders of the Hut Shares as contemplated in the Plan of Arrangement;

(f)
for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)
that the Hut Meeting may be adjourned or postponed from time to time by management of Hut, subject to the terms of this Agreement, without the need for additional approval of the Court and without the necessity of first convening the Hut Meeting or first obtaining any vote of the Hut Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Hut Board may determine is appropriate in the circumstances;

(h)
that the Hut Meeting may be held in-person or be a virtual meeting or hybrid meeting whereby Hut Shareholders may join virtually;

(i)
that in all other respects, the terms, conditions and restrictions of Hut’s Organizational Documents, including quorum requirements and other matters, shall apply with respect to the Hut Meeting;

(j)
that each Hut Shareholder and any other affected Person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a reasonable time; and

(k)
for such other matters as the Parties may reasonably require, subject to obtaining the prior written consent of the other Parties, such consent not to be unreasonably withheld, conditioned or delayed.

(2)
In seeking the Interim Order, Hut shall advise the Court that it is the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Hut Consideration Shares and Hut Replacement Options to be issued pursuant to the Arrangement, based upon and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is fair and reasonable to holders of Hut Shares and Hut Options, as applicable, to whom such securities will be issued by New Hut pursuant to the Arrangement, following a hearing and after consideration of the substantive and procedural terms and conditions thereof.

3.3
The Hut Meeting

(1)
Subject to the terms of this Agreement and receipt of the Interim Order, Hut covenants that it will:

(a)
convene and conduct the Hut Meeting in accordance with the Interim Order, Hut’s Organizational Documents and applicable Law, and, in this regard, Hut may abridge any time periods that may be abridged under Securities Laws for the purpose of considering the Hut Resolutions and for any other proper purpose as may be set out in the Hut Circular and agreed to by USBTC, acting reasonably; set the record date for the Hut Shareholders entitled to vote at the Hut Meeting; and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Hut Meeting without the prior written consent of USBTC except as required under Section 7.4(5), Section 8.5(3) or as required for quorum purposes (in which case the Hut Meeting will be adjourned and not cancelled) or reasonably required by Law or by a Governmental Entity;

(b)
use its commercially reasonable efforts to solicit proxies in favour of the approval of the Hut Resolutions and against any resolution submitted by any Hut Shareholder that is inconsistent with the Hut Resolutions and the completion of any of the transactions contemplated herein, including, if otherwise determined necessary or advisable by Hut or if so requested by USBTC, acting reasonably, using investment dealers and proxy solicitation services firms selected by Hut (acceptable to USBTC, acting reasonably) to solicit proxies in favour of the approval of the Hut Resolutions and against any resolution submitted by any Hut Shareholder that is inconsistent with the Hut Resolutions;

(c)
consult with USBTC in fixing the date of the Hut Meeting and the record date of the Hut Meeting;

(d)
promptly provide USBTC with copies of or access to information regarding the Hut Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested from time to time by USBTC;

(e)
promptly advise USBTC, at such times as USBTC may reasonably request, and at least once daily for the ten (10) Business Days immediately preceding the Hut Meeting, as to the aggregate tally of the proxies received by Hut in respect of the Hut Resolutions;

(f)
give notice to USBTC of the Hut Meeting and allow Representatives of USBTC to attend the Hut Meeting;

(g)
subject to Section 6.10, promptly advise USBTC of any communication (written or oral) from any Person in opposition to the Arrangement, written notice of dissent or purported exercise or withdrawal of Dissent Rights by Hut Shareholders, and provide USBTC with an opportunity to review and comment upon any written communications sent by or on behalf of Hut to any such Person and to participate in any discussions, negotiations or proceedings involving such Person;

(h)
not pay, settle or compromise or agree to any payment, settlement or compromise any claims regarding the Transaction or claims for Dissent Rights without the prior written consent of USBTC (such consent not to be unreasonably withheld, conditioned or delayed);

(i)
not change the record date for the Hut Shareholders entitled to vote at the Hut Meeting in connection with any adjournment or postponement of the Hut Meeting unless required by applicable Law or the Court or with the prior written consent of USBTC (such consent not to be unreasonably withheld, conditioned or delayed);

(j)
at the request of USBTC from time to time, provide USBTC with a list (in both written and electronic form) of (i) the Hut Shareholders, together with their addresses and respective holdings of Hut Shares, (ii) the names, addresses and holdings of all Persons having rights issued by Hut to acquire Hut Shares (including holders of convertible securities of Hut), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Hut Shares, together with their addresses and respective holdings of Hut Shares, as applicable; and

(k)
if the Hut Meeting is to be held during a Matching Period, at the request of USBTC, adjourn or postpone the Hut Meeting to a date specified by USBTC that is not later than ten (10) Business Days after the date on which the Hut Meeting was originally scheduled and in any event to a date that is not later than five (5) Business Days prior to the Outside Date.

3.4
The Hut Circular

(1)
Hut will: (i) subject to USBTC’s compliance with Section 3.4(4), prepare and complete, in consultation with USBTC, the Hut Circular, together with any other documents required by Law in connection with the Hut Meeting and the Arrangement; and (ii) cause the Hut Circular, and such other documents as may be required by Law or the rules of the TSX and Nasdaq, respectively, to be filed with or furnished to the Securities Authorities, the TSX and Nasdaq, as applicable, and disseminated to each Hut Shareholder and other Person as required by the Interim Order and Law.

(2)
Hut will ensure that, as of the date of the Hut Circular, the Hut Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished in writing by USBTC for inclusion in the Hut Circular) and provides the Hut Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Hut Meeting. Without limiting the generality of the foregoing, the Hut Circular must include: (i) a copy of the Hut Fairness Opinions; (ii) a statement that the Hut Board has received the Hut Fairness Opinions; (iii) a statement that the Hut Board has unanimously, after consultation with its legal and financial advisors, determined (A) that the Transaction is fair to Hut Shareholders; (b) that the Transaction is in the best interests of Hut; and (C) Hut Board unanimously recommends that Hut Shareholders vote in favour of the Hut Resolutions (collectively, the “Board Recommendation”); and (iv) a statement that each of the Hut Supporting Shareholders intends to vote all of such Person’s Hut Shares in favour of the Hut Resolutions subject to the terms of the Hut Support Agreements.

(3)
Hut will allow USBTC, and its legal counsel a reasonable opportunity to review and comment on drafts of the Hut Circular and other related documents prior to filing the Hut Circular with applicable Securities Authorities or Governmental Entities and mailing the Hut Circular to Hut Shareholders, and will incorporate therein all reasonable comments made by USBTC and its legal counsel. Hut agrees that all information relating solely to USBTC that is furnished in writing by or on behalf of USBTC for inclusion in the Hut Circular or other related documents must be in a form and content satisfactory to USBTC, acting reasonably. Hut shall provide USBTC with a final copy of the Hut Circular prior to mailing to the Hut Shareholders. Hut shall notify USBTC promptly of any request from any Security Authority or any other Governmental Entity relating to the Hut Circular and shall promptly make available to USBTC copies of all documents, correspondence and summary of discussions between it or any of its Representatives, on the one hand, and any Securities Authority or other Governmental Entity, on the other hand, with respect to the Hut Circular.

(4)
USBTC will provide to Hut in writing all information concerning USBTC reasonably requested by Hut and required by Law to be included by Hut in the Hut Circular or other related documents, and will ensure that such information does not contain any Misrepresentation. The Parties will also cooperate in the preparation of all other information that may concern both USBTC and Hut as reasonably requested by Hut and required by Law (including pro forma financial statements and any required reconciliations or adjustments, as applicable). Hut and USBTC shall use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Hut Circular and to the identification in the Hut Circular of each such advisor.

(5)
Hut and USBTC will promptly notify each other if any of them becomes aware that the Hut Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate and Hut will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those Persons to whom the Hut Circular was sent pursuant to Section 3.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

3.5
Final Order

If: (1) the Interim Order is obtained; and (2) the Hut Resolutions are passed at the Hut Meeting by the Hut Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, Hut shall as soon as reasonably practicable thereafter, and in any event within three Business Days thereafter, take all steps necessary or advisable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to the BCBCA on terms satisfactory to the Parties, each acting reasonably.
3.6
Court Proceedings

Subject to the terms of this Agreement, USBTC will cooperate with, assist and consent to Hut seeking the Interim Order and the Final Order, including by providing Hut on a timely basis any information required to be supplied by USBTC or New Hut in connection therewith. Hut will provide legal counsel to USBTC with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments, provided that all information relating to USBTC and New Hut included in such materials shall be in a form and substance satisfactory to USBTC, acting reasonably. Hut will also provide legal counsel to USBTC on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence or other documents served on Hut or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Hut will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement. Subject to applicable Law, Hut will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with USBTC’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that nothing herein shall require USBTC to agree or consent to any change in the Hut Consideration Shares or USBTC Consideration Shares, or to any modification or amendment to such filed or served materials that expands or increases USBTC’s obligations, or diminishes or limits USBTC’s rights, set forth in this Agreement. Hut will use commercially reasonable efforts to oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, USBTC. Hut will not object to legal counsel to USBTC making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided USBTC advises Hut of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.
3.7
Arrangement Filings and Effective Date

Subject to obtaining the Final Order and to the satisfaction or, where not prohibited, the waiver (subject to applicable Laws) by the Party or Parties in whose favour the condition is, of each of the conditions set out in Article 8 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver by the Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, Hut shall cause any Arrangement Filings to be filed with the Registrar not later than three (3) Business Days after receipt of the Final Order, provided, however, that no Arrangement Filings shall be sent to the Registrar, for endorsement and filing by the Registrar, except as contemplated by this Agreement.
3.8
U.S. Securities Law Matters

Hut and New Hut agree that the Arrangement will be carried out with the intention that, and will use their reasonable best efforts to ensure that, all Hut Consideration Shares and Hut Replacement Options will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable U.S. state securities laws in reliance upon similar exemptions under applicable U.S. state securities laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, Hut and New Hut agree that the Arrangement will be carried out on the following basis:
(1)
The Arrangement will be subject to the approval of the Court;

(2)
Prior to the issuance of the Interim Order, the Court will be advised as to the intention of Hut and New Hut to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Hut Consideration Shares and Hut Replacement Options pursuant to the Arrangement based on the Court’s approval of the Arrangement;

(3)
The Court will be requested to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Hut Shareholders;

(4)
The Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;

(5)
The Final Order will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Hut Shareholders to whom Hut Consideration Shares will be issued;

(6)
Hut and New Hut will ensure that each Hut Shareholder entitled to receive Hut Consideration Shares on completion of the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court and providing them with sufficient information necessary for them to exercise that right;

(7)
Hut and New Hut will ensure that each Hut Shareholder entitled to receive Hut Consideration Shares on completion of the Arrangement will be advised that such Hut Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act in certain circumstances to Persons who are, or have been within 90 days prior to the Arrangement Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of New Hut;

(8)
The Interim Order will specify that each Hut Shareholder entitled to receive Hut Consideration Shares on completion of the Arrangement will have the right to appear before the Court at the hearing of the Court on the Final Order so long as they enter an appearance within a reasonable time;

(9)
Holders of Hut Options entitled to receive Hut Replacement Options pursuant to the Arrangement will be advised that the Hut Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued and exchanged by New Hut in reliance on the exemption provided under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Hut Replacement Options;

(10)
Each holder of Hut Shares will be advised that with respect to Hut Consideration Shares issued to Persons who are, or have been within 90 days prior to the Arrangement Effective Time, affiliates (as defined by Rule 144 under the U.S. Securities Act) of New Hut, such securities will be subject to restrictions on resale under U.S. securities Laws, including Rule 144 under the U.S. Securities Act; and

(11)
Hut shall request that the Final Order include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the offer and sale of securities of New Hut pursuant to the Plan of Arrangement.”

3.9
U.S. Tax Matters

(a)
The Hut Share Exchange and the Merger, taken together, are intended to be treated as an exchange by Hut Shareholders and USBTC Stockholder, respectively, that qualifies under Section 351(a) of the Code (collectively, the “Intended Tax Treatment”). Each Party agrees to treat the Hut Share Exchange and the Merger consistently with the Intended Tax Treatment and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code. Following the Effective Date, New Hut will prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Hut Share Exchange and the Merger on or before (i) the 45th day following the Effective Date or (ii), if earlier, January 15 of the year following the calendar year of the Effective Date. Each of Hut and USBTC shall use commercially reasonable efforts to deliver to Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to Hut (“Hut U.S. Counsel”), and to Greenberg Traurig, LLP, U.S. counsel to USBTC (“USBTC U.S. Counsel”), Tax representation letters dated as of the date the Registration Statement will have been declared effective by the SEC and signed by, in the case of Hut, an officer of Hut, or in the case of USBTC, an officer of each of USBTC and New Hut, in form and substance reasonably satisfactory to each of USBTC U.S. Counsel and Hut U.S. Counsel so as to enable the delivery by Hut U.S. Counsel and USBTC U.S. Counsel any Tax opinions that may be reasonably necessary with respect to the effectiveness of the Registration Statement. Each Party agrees to act in good faith, consistent with the intent of the Parties and the Intended Tax Treatment of the Hut Share Exchange and the Merger as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, except as expressly provided to the contrary in this Agreement or the Plan of Arrangement, if such action or failure to act would reasonably be expected to prevent the Hut Share Exchange or the Merger from qualifying for the Intended Tax Treatment.

(b)
At the Closing, USBTC shall deliver to New Hut, a certificate signed by an officer of USBTC, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that no interest in USBTC is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a notice to the Internal Revenue Service (“IRS”) prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), such notice to be sent to the IRS by USBTC within the time period specified in Treasury Regulations Section 1.897-2(h)(2); provided, however, that if USBTC fails to provide the foregoing at the Closing, the sole remedy of the Parties for such failure shall be the application of withholding pursuant to Section 2.6 to the extent required by the Code and applicable Laws.

ARTICLE 4
THE MERGER
4.1
Implementation of the Merger

(1)
Upon the terms and subject to the conditions set forth in this Agreement, on the Effective Date, immediately following the Arrangement Effective Time, USBTC and Merger Subco shall file with the Nevada Secretary of State the Articles of Merger, executed in accordance with the relevant provisions of the NRS. The Merger shall become effective at the time that the Articles of Merger have been duly filed with the Nevada Secretary of State, or at such later time permitted under the NRS as USBTC and Hut shall agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Merger Effective Time”). This Agreement shall constitute the plan of merger contemplated by NRS 92A.100 and the other relevant provisions of NRS Chapter 92A.

(2)
At the Merger Effective Time, the Merger will have the effects set forth in this Agreement, the Articles of Merger and in the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time:

(a)
Merger Subco shall be merged with and into USBTC. As a result of the Merger, the separate corporate existence of Merger Subco shall cease and USBTC shall continue as the Surviving Corporation.

(b)
All the property, rights, privileges, agreements, immunities, powers, franchises, licenses and authority of USBTC and Merger Subco shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of USBTC and Merger Subco shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(c)
By virtue of the Merger and as set forth in and in accordance with this Agreement and the Articles of Merger, the USBTC

Common Stock, USBTC Preferred Stock and USBTC Options issued and outstanding immediately prior to the Merger Effective Time shall be cancelled, as applicable, and/or otherwise exchanged for securities of New Hut in accordance with Section 2.3, subject to Section 2.7.
4.2
Charter Documents of the Surviving Corporation

At the Merger Effective Time, the articles of incorporation and bylaws of USBTC shall be amended and restated to be in substantially the form of the articles of incorporation and bylaws, respectively, of Merger Subco as in effect immediately prior to the Merger Effective Time and shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with their respective terms and as provided by applicable Law.
4.3
Directors and Officers of Surviving Corporation

The directors of Merger Subco immediately prior to the Merger Effective Time shall be the directors of the Surviving Corporation until their respective successors are duly appointed or elected and qualified, or until their earlier death, resignation or removal. The officers of Merger Subco immediately prior to the Merger Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.
4.4
USBTC Consent; USBTC Information Statement

(1)
USBTC will, promptly following the date of effectiveness of the Registration Statement under the U.S. Securities Laws (the “Clearance Date”) seek, in accordance with USBTC’s Organizational Documents and applicable Law, to obtain the USBTC Stockholder Approval pursuant to the USBTC Consent. USBTC will, so as to permit the USBTC Consent to be obtained as soon as reasonably practicable following the Clearance Date, subject to Hut’s compliance with Section 4.4(4), promptly prepare and complete, in consultation with Hut, the USBTC Information Statement, together with any other documents or other information required by Law (including the Nevada Dissenter’s Rights Statutes) in connection with the USBTC Consent and the Merger.

(2)
USBTC will ensure that, as of the date of the USBTC Information Statement, the USBTC Information Statement complies in all material respects with Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished in writing by Hut for inclusion in the USBTC Information Statement) and provides the USBTC Stockholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be approved under the USBTC Consent. Unless otherwise agreed to in writing by Hut, the USBTC Information Statement shall include an advance notice statement (as defined in, and in compliance with the requirements of, NRS 92A.006) to USBTC Stockholders.

(3)
Without limiting the generality of the foregoing Section 4.4(2) and subject to applicable law, the USBTC Information Statement shall include: (i) a statement that the USBTC Board has unanimously, after consultation with its legal and financial advisors, determined that the Merger is in the best interests of USBTC and the USBTC Stockholders, and a recommendation that the USBTC Stockholders vote in favour of the USBTC Resolution; and (ii) a statement that each of the USBTC Supporting Stockholders intends to vote all of such Person’s USBTC Shares in favour of the USBTC Resolution subject to the terms of the USBTC Support Agreements.

(4)
USBTC will allow Hut and its legal counsel a reasonable opportunity to review and comment on drafts of the USBTC Information Statement and other related documents prior to seeking the USBTC Stockholders Approval from the USBTC Stockholders, and will incorporate therein all reasonable comments made by Hut and its legal counsel. USBTC agrees that all information relating solely to Hut that is furnished in writing by or on behalf of Hut for inclusion in the USBTC Information Statement or other related documents must be in a form and content satisfactory to Hut, acting reasonably. USBTC shall provide Hut with a final copy of the USBTC Information Statement prior to seeking its execution.

(5)
Hut will provide to USBTC in writing all information concerning Hut reasonably requested by USBTC to be included by USBTC in the USBTC Information Statement or other related documents, and will ensure that such information does not contain any Misrepresentation.

4.5
Registration Statement

(1)
As promptly as practicable after the execution of this Agreement, (i) Hut and USBTC shall prepare a registration statement on Form S-4 or other appropriate form in connection with the issuance of New Hut Shares in the Arrangement and the Merger (including any amendments or supplements thereto) (the “Registration Statement”); and (ii) New Hut shall cause the Registration Statement and such other documents to be filed or furnished with the Securities Authorities and Nasdaq, as applicable and required by Law and the rules of the Nasdaq, respectively, and disseminated to each Hut Shareholder and USBTC Stockholder and other Person as required by Law; provided that New Hut shall not file the Registration Statement or any amendment or supplement thereto with the Securities Authorities or Nasdaq without the prior written consent of Hut and USBTC (such consent not to be unreasonably withheld, conditioned or delayed).

(2)
Hut, New Hut and USBTC each shall use their reasonable best efforts to ensure that, as of the date of the Registration Statement, the Registration Statement complies in all material respects with Law and does not contain any Misrepresentation.

(3)
Each of Hut and USBTC shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement.

(4)
Hut, New Hut and USBTC shall use commercially reasonable efforts to have the Registration Statement declared effective under U.S. Securities Laws as promptly as practicable after such filing. New Hut shall promptly notify Hut and USBTC of (i) the receipt of all comments of the SEC with respect to the Registration Statement and of any request by the SEC for any amendment or supplement thereto or for additional information, (ii) the time when the Registration Statement has become effective, and (iii) the issuance of any stop order. Without limiting the generality of the undertakings pursuant to this Section 4.5, New Hut will (i) promptly provide to Hut and USBTC copies of all correspondence between New Hut and the SEC with respect to the Registration Statement, (ii) provide Hut and USBTC and its legal counsel a reasonable opportunity to review New Hut’s proposed response to such SEC comments and incorporate therein all reasonable comments made by Hut and USBTC and its legal counsel, and (iii) provide Hut and USBTC and its legal counsel a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such meetings that relate to the Registration Statement). Hut, New Hut and USBTC shall each use commercially reasonable efforts to promptly provide responses to the SEC with respect to all comments of the SEC received on the Registration Statement and file any amendment or supplement to the Registration Statement in response to the comments of the SEC, provided that any such response to the comments of the SEC and any such amendment or supplement filed in response to the comments of the SEC shall be mutually agreed upon by USBTC, New Hut and Hut (such agreement not to be unreasonably withheld, conditioned or delayed).

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
5.1
Representations and Warranties of Hut

(1)
Except as disclosed in the corresponding sections or subsections of the disclosure letter delivered to USBTC by Hut concurrently with this Agreement (the “Hut Disclosure Letter”) (it being understood that disclosure of any item in the Hut Disclosure Letter shall constitute disclosure for the purposes of any of the representations and warranties of Hut contained in this Agreement where the relevance of that item is reasonably apparent on its face), Hut hereby represents and warrants to and in favour of USBTC as set forth in Schedule “C” hereto and acknowledges and agrees that USBTC is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)
Except for the representations and warranties set forth in this Agreement, neither Hut nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Hut or any of its Subsidiaries or other Affiliates or Representatives or any of their respective businesses, operations, properties, assets, liabilities or condition (financial or otherwise) or any information regarding any of the foregoing, and Hut hereby expressly disclaims any such other express or implied representations or warranties, and Hut shall have no liability to USBTC resulting from USBTC’s reliance thereon.

(3)
The representations and warranties of Hut contained in this Agreement will not survive the completion of the Transaction and will expire and be terminated on the earlier of (i) the Effective Time, and (ii) the commencement of the date on which this Agreement is terminated in accordance with its terms.

5.2
Representations and Warranties of USBTC

(1)
Except as disclosed in the corresponding sections or subsections of the disclosure letter delivered to Hut by USBTC concurrently with this Agreement (the “USBTC Disclosure Letter”) (it being understood that disclosure of any item in the USBTC Disclosure Letter shall constitute disclosure for the purposes of any of the representations and warranties of USBTC contained in this Agreement where the relevance of that item is reasonably apparent on its face), USBTC hereby represents and warrants to and in favour of Hut as set forth in Schedule “D” hereto and acknowledges and agrees that Hut is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)
Except for the representations and warranties set forth in this Agreement (including, with respect to New Hut, the representations and warranties of New Hut contained in Section 5.3), neither USBTC nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of USBTC or any of its Subsidiaries or other Affiliates or Representatives or any of their respective businesses, operations, properties, assets, liabilities or condition (financial or otherwise) or any information regarding any of the foregoing, and USBTC hereby expressly disclaims any such other express or implied representations or warranties, and USBTC shall have no liability to Hut resulting from Hut’s reliance thereon.

(3)
The representations and warranties of USBTC contained in this Agreement will not survive the completion of the Transaction and will expire and be terminated on the earlier of (i) the Effective Time, and (ii) the date on which this Agreement is terminated in accordance with its terms.

5.3
Representations and Warranties of New Hut

(1)
New Hut hereby represents and warrants to and in favour of Hut as set forth in Schedule “E” hereto and acknowledges and agrees that Hut is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)
Except for the representations and warranties set forth in this Agreement, neither New Hut nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of New Hut or any of its Representatives or any of Hut’s businesses, operations, properties, assets, liabilities or condition (financial or otherwise) or any information regarding any of the foregoing, and New Hut hereby expressly disclaims any such other express or implied representations or warranties, and New Hut shall have no liability to Hut resulting from Hut’s reliance thereon.

(3)
The representations and warranties of New Hut contained in this Agreement will not survive the completion of the Transaction and will expire and be terminated on the earlier of (i) the Effective Time, and (ii) the commencement of the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 6
COVENANTS
6.1
Covenants of USBTC Regarding the Conduct of Business

(1)
Except (i) as provided in Section 6.1(2) of the USBTC Disclosure Letter, (ii) to the extent reasonably necessary to comply with applicable Law, (iii) as expressly contemplated by this Agreement, the Plan of Arrangement or the Articles of Merger, or (iv) with the prior written consent of Hut (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Effective Time or the date this Agreement is terminated in accordance with Article 9 (the “Pre-Closing Period”), USBTC shall, and shall cause each of the USBTC Subsidiaries, to (A) conduct the business and operations of USBTC and the USBTC Subsidiaries in all material respects in the Ordinary Course and in accordance with applicable Laws, for greater certainty including Economic Sanctions/Trade Laws (except for such reasonable actions after notice has been provided to Hut as may be taken in response to sanctions imposed in connection with the current dispute between the Russian Federation and Ukraine); and (B) use commercially reasonable efforts to (x) maintain in effect all USBTC Permits necessary to conduct its businesses as now conducted, and (y) maintain and preserve its and the USBTC Subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which USBTC or any of the USBTC Subsidiaries has material business relations.

(2)
Without limiting the generality of Section 6.1(1), except (i) as provided in Section 6.1(2) of the USBTC Disclosure Letter, (ii) to the extent reasonably necessary to comply with applicable Law, (iii) as expressly contemplated by this Agreement, the Plan of Arrangement or the Articles of Merger or (iv) with the prior written consent of Hut (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, USBTC shall not and shall cause the USBTC Subsidiaries not to, directly or indirectly:

(a)
amend or propose to amend its or their respective Organizational Documents;

(b)
declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any USBTC Shares or any equity or voting interests of any USBTC Subsidiary, except for any such action solely between or among USBTC and its wholly-owned USBTC Subsidiaries or between or among wholly-owned USBTC Subsidiaries;

(c)
issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber (x) any USBTC Shares or other equity or voting interests of USBTC or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any USBTC Shares or (y) any equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any equity or voting interests of the USBTC Subsidiaries, other than (A) pursuant to the exercise of USBTC Options that are outstanding as of the date of this Agreement in accordance with their terms, or (B) any such action solely between or among USBTC or a wholly-owned USBTC Subsidiary (other than New Hut) or between or among one or more wholly-owned USBTC Subsidiaries (other than New Hut);

(d)
sub-divide, split, combine or reclassify any outstanding USBTC Shares or the securities of any of the USBTC Subsidiaries;

(e)
redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire USBTC Shares or other securities of USBTC or any securities of the USBTC Subsidiaries other than purchases of USBTC Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of USBTC Options that are outstanding as of the date of this Agreement in accordance with their terms;

(f)
amend the terms of any securities of USBTC or any of the USBTC Subsidiaries;

(g)
adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of USBTC or any of the USBTC Subsidiaries;

(h)
reorganize, amalgamate or merge USBTC or the USBTC Subsidiaries with any other Person;

(i)
incur any capital expenditures or enter into any agreement obligating USBTC or the USBTC Subsidiaries to provide for future capital expenditures exceeding US$5,000,000 in the aggregate;

(j)
(A) incur any indebtedness for borrowed money, or guarantee any such indebtedness of another Person; or (B) make any loans or advances (other than any advances to employees in the Ordinary Course and subject to applicable Law) to any other Person;

(k)
make any changes in financial accounting methods, principles, policies or practices, except as required or permitted, in each case, by U.S. GAAP or by applicable Law;

(l)
reduce the stated capital of the USBTC Shares or any securities of the USBTC Subsidiaries;

(m)
acquire (by merger, consolidation, acquisition of securities or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to a wholly-owned USBTC Subsidiaries (other than New Hut)), property transfer or purchase of any property or assets of any other Person (including any real property), other than:

(i)
for consideration less than US$1,000,000 individually or US$2,000,000 in the aggregate; or

(ii)
transactions between two or more wholly-owned USBTC Subsidiaries (other than New Hut) or between USBTC and one or more wholly-owned USBTC Subsidiaries (other than New Hut);

(n)
sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of USBTC or any of the USBTC Subsidiaries or any interest in any assets of USBTC or any of the USBTC Subsidiaries other than (A) Permitted Liens, (B) sales of assets that do not exceed, individually or in the aggregate, a fair market value of US$5,000,000, (C) any such action solely between or among USBTC and a wholly-owned USBTC Subsidiary (other than New Hut) or between or among one or more wholly-owned USBTC Subsidiaries (other than New Hut), (D) sales of Bitcoin mined by USBTC or any wholly-owned USBTC Subsidiary, or (E) investments permitted by Section 6.1(2)(m) above;

(o)
pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation by any Governmental Entity) other than the payment, discharge or satisfaction of current liabilities in the Ordinary Course and liabilities reflected or reserved against in the USBTC Financial Statements;

(p)
enter into any agreement that, if entered into prior to the date hereof, would have been a USBTC Material Contract, or modify, amend in any material respect, transfer or terminate any USBTC Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(q)
enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the Ordinary Course consistent with USBTC financial risk management policy;

(r)
materially change the business carried on by USBTC and the USBTC Subsidiaries, taken as a whole;

(s)
except as required by the terms of the USBTC Benefit Plans in effect on the date of this Agreement or as disclosed in Section 6.1(2)(s) of the USBTC Disclosure Letter: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any USBTC Employees or director of USBTC or any of the USBTC Subsidiaries; (B) grant, accelerate, or increase any bonus or equity incentive award payable to, or for the benefit of, any USBTC Employees or director of USBTC or any of the USBTC Subsidiaries or adjust any incentive performance goals or payment eligibility levels in respect of the foregoing; (C) materially increase the coverage (or expand participation eligibility), contributions, funding requirements or benefits available under any USBTC Benefit Plan or create any new plan which would be considered to be a material USBTC Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual independent contractor of USBTC or any of the USBTC Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases in the Ordinary Course of up to 10% of an employee’s base salary and corresponding increase in target bonus amounts; (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement, other labor-related agreement or recognize or certify any labor union, labor organization or group of employees as the bargaining representative for any USBTC Employee; (F) hire or terminate the employment or engagement of any USBTC Employee or individual independent contractor of USBTC or the USBTC Subsidiaries with an annual base salary or fees greater than or equal to US$150,000 or at the level of Vice President or above, other than terminations for cause, (G) recall any laid off or furloughed USBTC Employees to the workplace, or return any USBTC Employees to the workplace, other than in compliance with applicable Laws or; (H) promote any USBTC Employee into a newly created position at the level of Vice President or above;

(t)
take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any USBTC Permits necessary to conduct its businesses as now conducted;

(u)
waive, release, amend or fail to enforce the restrictive covenant obligations of any member of the senior executive team of USBTC;

(v)
fail to maintain any material Intellectual Property owned by USBTC or any of the USBTC Subsidiaries, or maintain rights in material Intellectual Property, provided that the foregoing shall not require USBTC or any of the wholly-owned USBTC Subsidiaries to take any action to alter the terms of any license or other Contract with respect to material Intellectual Property;

(w)
other than the settlement of any Actions reflected or reserved against on the USBTC Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Action, except for (A) any Action involving solely the payment of monetary damages by USBTC or any of the wholly-owned USBTC Subsidiaries not in excess of US$500,000 individually or US$1,000,000 in the aggregate, provided, however, that neither USBTC nor any of the USBTC Subsidiaries shall settle or compromise any Action if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by USBTC or any of the USBTC Subsidiaries or (3) has a materially restrictive impact on the business of USBTC or any of the USBTC Subsidiaries; or (B) any shareholder litigation against USBTC or any wholly-owned USBTC Subsidiary or their respective directors or officers relating to the Transaction, which shall be governed by Section 6.10;

(x)
(A) enter into any lease for real property or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material USBTC Lease;

(y)
(A) make (other than in the Ordinary Course), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where USBTC has the authority to make such binding election), (B) amend any Tax Return that is reasonably likely to result in a material increase to a Tax liability, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, or surrender any right to claim a refund, offset or other reduction in Tax liability, except where the amount of any such settlements or compromises or foregone refunds does not exceed US$1,000,000 in the aggregate, (D) change any material method of Tax accounting or any Tax accounting period from those employed in the preparation of its Tax Returns that have been filed for prior taxable years, or (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file);

(z)
fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of USBTC and the USBTC Subsidiaries;

(aa)
enter into any new line of business outside of the businesses being conducted by USBTC or any USBTC Subsidiary on the date of this Agreement; or

(bb)
agree to take any action that is prohibited by this Section 6.1(2).

6.2
Covenants of Hut Regarding the Conduct of Business

(1)
Except (i) as provided in Section 6.2(2) of the Hut Disclosure Letter, (ii) to the extent reasonably necessary to comply with applicable Law, (iii) as expressly contemplated by this Agreement, the Plan of Arrangement or the Articles of Merger, or (iv) with the prior written consent of USBTC (which consent shall not be unreasonably withheld, conditioned or delayed) from the date hereof until the end of the Pre-Closing Period, Hut shall, and shall cause each of the Hut Subsidiaries to: (A) conduct the business and operations of Hut and the Hut Subsidiaries in all material respects in the Ordinary Course and in accordance with applicable Laws, for greater certainty including Economic Sanctions/Trade Laws (except for such reasonable actions after notice has been provided to USBTC as may be taken in response to sanctions imposed in connection with the current dispute between the Russian Federation and Ukraine); and (B) use commercially reasonable efforts to (x) maintain in effect all Hut Permits necessary to conduct its businesses as now conducted, and (y) maintain and preserve its and the Hut Subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which Hut or any of the Hut Subsidiaries has material business relations.

(2)
Without limiting the generality of Section 6.2(1), except (i) as provided in Section 6.2(2) of the Hut Disclosure Letter, (ii) to the extent reasonably necessary to comply with applicable Law, (iii) as expressly contemplated by this Agreement, the Plan of Arrangement or the Articles of Merger or (iv) with the prior written consent of USBTC (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Hut shall not and shall cause the Hut Subsidiaries not to, directly or indirectly:

(a)
amend or propose to amend its or their respective Organizational Documents;

(b)
declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Hut Shares or any equity or voting interests of any Hut Subsidiary, except for any such action solely between or among Hut and its wholly-owned Hut Subsidiaries or between or among wholly-owned Hut Subsidiaries;

(c)
issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Hut Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Hut Shares or other equity or voting interests or other securities or any shares of the Hut Subsidiaries (including, for greater certainty, Hut Options, Hut RSUs, Hut DSUs or Hut Warrants), other than (A) pursuant to the exercise or settlement (as applicable) of Hut Options, Hut RSUs, Hut DSUs and Hut Warrants that are outstanding as of the date of this Agreement in accordance with their terms (as such terms are disclosed in the Hut Public Disclosure Record), (B) pursuant to the issuance of Hut DSUs in connection with quarterly grants thereof to directors of Hut as approved by the Hut Board from time to time, or (C) any such action solely between or among Hut and a wholly-owned Hut Subsidiary or between or among one or more wholly-owned Hut Subsidiaries;
(d)
sub-divide, split, combine or reclassify any outstanding Hut Shares or the securities of any of the Hut Subsidiaries;

(e)
redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Hut Shares or other securities of Hut or any securities of the Hut Subsidiaries, other than purchases of Hut Shares in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of Hut Options, Hut RSUs, Hut DSUs and Hut Warrants that are outstanding as of the date of this Agreement in accordance with their terms;

(f)
amend the terms of any securities of Hut or any of the Hut Subsidiaries;

(g)
adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Hut or any of the Hut Subsidiaries;

(h)
reorganize, amalgamate or merge Hut or the Hut Subsidiaries with any other Person;

(i)
incur any capital expenditures or enter into any agreement obligating Hut or the Hut Subsidiaries to provide for future capital expenditures exceeding US$5,000,000 in the aggregate;

(j)
(A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or guarantee any debt securities of another Person; or (B) make any loans or advances (other than any advances to employees in the Ordinary Course and subject to applicable Law) to any other Person;

(k)
make any changes in financial accounting methods, principles, policies or practices, except as required or permitted, in each case, by IFRS or by applicable Law;

(l)
reduce the stated capital of the Hut Shares or any securities of the Hut Subsidiaries;

(m)
acquire (by merger, consolidation, acquisition of securities or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Hut Subsidiaries), property transfer or purchase of any property or assets of any other Person (including any real property), other than:

(i)
for consideration less than US$1,000,000 individually or US$2,000,000 in the aggregate; or

(ii)
transactions between two or more wholly-owned Hut Subsidiaries or between Hut and one or more wholly-owned Hut Subsidiaries;

(n)
sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Hut or any of the Hut Subsidiaries or any interest in any assets of Hut or any of its Subsidiaries, other than (A) Permitted Liens, (B) sales of assets that do not exceed, individually or in the aggregate, a fair market value of US$5,000,000, (C) any such action solely between or among Hut and a wholly-owned Hut Subsidiary or between or among one or more wholly-owned Hut Subsidiaries, (D) sales of Bitcoin mined by Hut or any wholly-owned Hut Subsidiary, or (E) investments permitted by Section 6.2(2)(m) above;

(o)
pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations (including any litigation, proceeding or investigation by any Governmental Entity) other than the payment, discharge or satisfaction of current liabilities in the Ordinary Course and liabilities reflected or reserved against in the Hut Financial Statements;

(p)
enter into any agreement that, if entered into prior to the date hereof, would have been a Hut Material Contract, or modify, amend in any material respect, transfer or terminate any Hut Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(q)
enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the Ordinary Course consistent with Hut’s financial risk management policy;

(r)
except as required by the terms of the Hut Benefit Plans in effect on the date of this Agreement or as disclosed in Section 6.2(2)(r) of the Hut Disclosure Letter: (A) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any Hut Employees or director of Hut or any of the Hut Subsidiaries; (B) grant, accelerate, or increase any bonus or equity incentive award payable to, or for the benefit of, any Hut Employees or director of Hut or any of the Hut Subsidiaries or adjust any incentive performance goals or payment eligibility levels in respect of the foregoing; (C) materially increase the coverage (or expand participation eligibility), contributions, funding requirements or benefits available under any Hut Benefit Plan or create any new plan which would be considered to be a material Hut Benefit Plan once created; (D) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or individual independent contractor of Hut or any of the Hut Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases in the Ordinary Course of up to 10% of an employee’s base salary and corresponding increase in target bonus amounts; (E) establish, adopt, enter into, amend or terminate any collective bargaining agreement, other labor-related agreement or recognize or certify any labor union, labor organization or group of employees as the bargaining representative for any Hut Employee; (F) hire or terminate the employment or engagement of any Hut Employee or individual independent contractor of Hut or the Hut Subsidiaries with an annual base salary or fees greater than or equal to US$150,000 or at the level of Vice President or above, other than terminations for cause; (G) recall any laid off or furloughed Hut Employees to the workplace, or return any Hut Employees to the workplace, other than in compliance with applicable Laws; or (H) promote any Hut Employee into a newly created position at the level of Vice President or above;
(s)
take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any Hut Permits necessary to conduct its businesses as now conducted;

(t)
waive, release, amend or fail to enforce the restrictive covenant obligations of any member of the senior executive team of Hut;

(u)
fail to maintain any material Intellectual Property owned by Hut or any of the Hut Subsidiaries, or maintain rights in material Intellectual Property, provided that the foregoing shall not require Hut or any of the wholly-owned Hut Subsidiaries to take any action to alter the terms of any license or other Contract with respect to material Intellectual Property;

(v)
other than the settlement of any Actions reflected or reserved against on the Hut Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Action, except for (A) any Action involving solely the payment of monetary damages by Hut or any of the wholly-owned Hut Subsidiaries not in excess of US$500,000 individually or US$1,000,000 in the aggregate, provided, however, that neither Hut nor any of the Hut Subsidiaries shall settle or compromise any Action if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Hut or any of the Hut Subsidiaries or (3) has a materially restrictive impact on the business of Hut or any of the Hut Subsidiaries; or (B) any shareholder litigation against Hut or any wholly-owned Hut Subsidiary or their respective directors or officers relating to the Transaction, which shall be governed by Section 6.10;

(w)
(A) enter into any lease for real property or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material Hut Lease;

(x)
(A) make (other than in the Ordinary Course), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Hut has the authority to make such binding election), (B) amend any Tax Return that is reasonably likely to result in a material increase to a Tax liability, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, or surrender any right to claim a refund, offset or other reduction in Tax liability, except where the amount of any such settlements or compromises or foregone refunds does not exceed US$1,000,000 in the aggregate, (D) change any material method of Tax accounting or any Tax accounting period from those employed in the preparation of its Tax Returns that have been filed for prior taxable years or (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any valid extension of time within which to pay or file);

(y)
fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Hut and the Hut Subsidiaries;

(z)
enter into any new line of business outside of the businesses being conducted by Hut or any Hut Subsidiary on the date of this Agreement;

(aa)
materially change the business carried on by Hut and its Subsidiaries, taken as a whole; or

(bb)
agree to take any action that is prohibited by this Section 6.2(2).

6.3
Covenants of New Hut

(1)
Except (i) to the extent reasonably necessary to comply with applicable Law, (ii) as expressly contemplated by this Agreement, the Plan of Arrangement or the Articles of Merger, or (iii) with the prior written consent of Hut and USBTC (which consent shall not be unreasonably withheld, conditioned or delayed) during the Pre-Closing Period, New Hut shall not, directly or indirectly:

(a)
amend or propose to amend its Organizational Documents;

(b)
issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber (i) any New Hut Shares or other equity or voting interests or other securities of New Hut; or (ii) any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any New Hut Shares or other equity or voting interests or other securities of New Hut;
(c)
sub-divide, split, combine or reclassify any outstanding New Hut Shares;

(d)
amend the terms of any securities of New Hut;

(e)
adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of New Hut;

(f)
reorganize, amalgamate or merge New Hut;

(g)
acquire (whether by merger, consolidation, acquisition of securities or assets or otherwise) or lease any property (whether real or intangible) or assets, including any investment in any other Person;

(h)
enter into any Contract, whether written, oral or otherwise, relating to the employment of any Person or the provision of services by any Person;

(i)
carry on any business or otherwise engage in any activities, other than any activities reasonably necessary to implement the Transaction;

(j)
incur any liabilities, except to the extent reasonably necessary to implement the Transaction; or

(k)
agree to take any action that is prohibited by this Section 6.3(1).

6.4
Covenants Relating to the Transaction

(1)
Subject to Section 6.5, which shall govern in relation to Regulatory Approvals, each of the Parties covenants and agrees that from the date hereof until the end of the Pre-Closing Period, each of the Parties shall do all such reasonable acts and things as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Parties shall and, where applicable, shall cause each of its Subsidiaries to:

(a)
use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 8 to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly (i) obtain all necessary waivers, consents and approvals required from, and provide all required notices to, Persons party to USBTC Material Contracts or Hut Material Contracts, as the case may be; and (ii) obtain or maintain in force, as applicable, all necessary Permits (or consents thereunder) as are required to be obtained by it under all Laws; and (iii) cooperate with the other Parties in connection with the performance by them and their Subsidiaries of their obligations hereunder;

(b)
use all commercially reasonable efforts to carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement, the Arrangement and the Merger;

(c)
use commercially reasonable efforts to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement, the Merger or the transactions contemplated by this Agreement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Merger or this Agreement; and

(d)
not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement, the Merger or the transactions contemplated by this Agreement.

(2)
Hut covenants and agrees that from the date hereof until the end of the Pre-Closing Period, Hut shall use commercially reasonable efforts to obtain and maintain in force the Stock Exchange Approvals (as applicable). USBTC and New Hut shall use commercially reasonable efforts to cooperate with Hut in respect of the foregoing, including by providing information reasonably requested by Hut in connection therewith in a timely manner.

(3)
New Hut covenants and agrees that from the date hereof until the end of the Pre-Closing Period, New Hut shall use commercially reasonable efforts to obtain and maintain in force the Stock Exchange Approvals (as applicable). USBTC and Hut shall use commercially reasonable efforts to cooperate with New Hut in respect of the foregoing, including by providing information reasonably requested by New Hut in connection therewith in a timely manner.

(4)
USBTC and New Hut covenant and agree that from the date hereof until the end of the Pre-Closing Period, they shall take such commercially reasonable actions as are necessary to:

(a)
cause the Amended New Hut Organizational Documents in a form satisfactory to Hut and USBTC (each acting reasonably) to become effective prior to the Effective Time; and

(b)
cause Merger Subco to be incorporated and duly organized as a direct, wholly-owned Subsidiary of New Hut prior to the Effective Date.

(5)
As soon as reasonably practicable following the date of this Agreement, USDMG and Hut covenant and agree that they will use commercially reasonable efforts to enter into the Bridge Loan Agreement.

(6)
USBTC covenants and agrees that it will use commercially reasonable efforts to, prior to the Effective Date, complete and provide (or cause to be completed and provided) to Hut the items and other deliverables set forth in Section 6.4(6) of the USBTC Disclosure Letter.

(7)
USBTC covenants and agrees that from the date hereof until the end of the Pre-Closing Period, USBTC shall promptly notify Hut in writing of:

(a)
the matters set forth in Section 8.5(1);

(b)
any Material Adverse Effect in respect of USBTC or New Hut;

(c)
any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Transaction;

(d)
any notice or other communication from any Person that has a material business relationship with such Party and its Subsidiaries (taken as a whole) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with USBTC or any of its Subsidiaries as a result of this Agreement or the Transaction;

(e)
any notice or other communication from any Governmental Entity in connection with this Agreement or the Transaction (and USBTC shall promptly following the receipt thereof provide a copy of any such written notice or communication to Hut); or

(f)
any material filing, Actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting USBTC or any of the USBTC Subsidiaries.

(8)
Hut covenants and agrees that from the date hereof until the end of the Pre-Closing Period, Hut shall promptly notify USBTC in writing of:

(a)
the matters set forth in Section 8.5(1);

(b)
any Material Adverse Effect in respect of Hut;

(c)
any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Transaction;

(d)
any notice or other communication from any Person that has a material business relationship with such Party and its Subsidiaries (taken as a whole) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with Hut or any of its Subsidiaries as a result of this Agreement or the Transaction;

(e)
any notice or other communication from any Governmental Entity in connection with this Agreement or the Arrangement (and Hut shall promptly following the receipt thereof provide a copy of any such written notice or communication to USBTC); or

(f)
any material filing, Actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Hut or any of the Hut Subsidiaries.

6.5
Regulatory Approvals

(1)
As soon as reasonably practicable after the date hereof each Party, or where appropriate, the Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable in connection with the Regulatory Approvals, including the Required Regulatory Approvals, and shall use commercially reasonable efforts to obtain as soon as reasonably practicable and maintain the Regulatory Approvals, including the Required Regulatory Approvals, subject to the terms hereof.

(2)
In the case of the HSR Act Approval, each Party shall make all required filings of Notification and Report Forms pursuant to the HSR Act within ten (10) Business Days of the date of this Agreement.

(3)
In the case of the Competition Act Approval, within five (5) Business Days of the date of this Agreement, the Parties shall file a request for the issuance of an ARC under section 102 of the Competition Act or in the alternative a No Action Letter, and such submission shall explain why the transactions contemplated by this Agreement will not prevent or lessen, or be likely to prevent or lessen, competition substantially within the meaning of section 92 of the Competition Act, and, unless the Parties determine otherwise, within twelve (12) Business Days of the date of this Agreement, each Party shall file its notification under Part IX of the Competition Act.
(4)
All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals shall be shared by the Parties equally.

(5)
The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the discretion of a Party, acting reasonably, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to it.

(6)
The Parties shall (i) cooperate with and keep one another fully and promptly informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, (ii) respond, as soon as reasonably practicable, to any requests for information from a Governmental Entity in connection with obtaining a Regulatory Approval, and (iii) not make any submissions or filings to any Governmental Entity related to the transactions contemplated by this Agreement, or participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, submissions, investigations or other inquiries or matters related to the transactions contemplated by this Agreement, unless it consults with the other Parties in advance and, to the extent not precluded by such Governmental Entity, gives the other Parties a reasonable opportunity to review drafts of any submissions or filings (and will give due consideration to any comments received from such other Parties) and to attend and participate in any communications. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Parties to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Parties non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(7)
Each Party shall promptly notify the other Parties if it becomes aware that any (i) application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation, or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Parties shall co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(8)
The Parties shall request that the HSR Approval and, to the extent required, the Competition Act Approval, be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of such Regulatory Approvals.

(9)
If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Parties shall use commercially reasonable efforts to resolve such objection or proceeding, as the case may be, so as to allow the Effective Time to occur on or prior to the Outside Date.

(10)
Notwithstanding anything to the contrary in this Agreement, no Party is permitted or required to divest or to offer to divest any of their material assets or properties or to agree to any material behavioural remedy, undertaking, commitment, or restriction on the operations of USBTC or Hut in order to secure any Regulatory Approval, including either the Competition Act Approval or the HSR Approval, except with the express consent of both USBTC and Hut.

6.6
Access to Information; Confidentiality

From the date hereof until the end of the Pre-Closing Period, subject to compliance with applicable Law and the terms of any existing Contracts, each of USBTC and Hut shall give the other Parties and their Representatives for the purposes of preparing for and effecting the consummation of the transactions contemplated by this Agreement and for the purposes of planning and preparing for post-Closing integration and operation (subject to applicable Law): (1) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (a) premises, (b) property and assets (including books and records), (c) Contracts and leases and (d) senior personnel and Representatives, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Party in question or jeopardize the health of any Person in light of COVID-19; and (2) such financial and operating data or other information with respect to the assets or business of such Party and its Subsidiaries as the other Party reasonably requests, provided that such disclosure shall not be required to include any information that is subject to an attorney-client privilege or other legal privilege or subject to any obligation of confidentiality to any third party; provided, however, that the Party furnishing the information shall (x) use commercially reasonable efforts to permit the disclosure of such information protected under the foregoing proviso or to redact such protected information to the extent necessary to address privilege or confidentiality concerns, and (y) if such disclosure is not possible, provide to the extent possible a general description of the information so withheld. Each of USBTC and Hut shall continue to afford the other and its Representatives with access to the USBTC Data Room Information and the Hut Data Room Information, respectively, and such virtual data room shall continue to be maintained and remain populated in the manner provided as of the Data Room Cut-off Time with any additional documents being inserted as the other Parties may reasonably request. The Parties acknowledge and agree that (1) information furnished pursuant to this Section 6.6 shall be subject to the terms and conditions of the Confidentiality Agreement; and (2) no such information provided following the date of this Agreement (or, with respect to USBTC Data Room Information and the Hut Data Room Information, provided following the Data Room Cut-off Time) shall be deemed to amend or supplement this Agreement, the Hut Disclosure Letter or the USBTC Disclosure Letter, and shall not be taken into account in determining whether any of the conditions precedent set forth in Article 6 are satisfied. All requests for information or access made pursuant to this Section 6.6 shall be directed to the senior officers of the applicable Party or another Person designated by such Party in writing and no Party or its Representatives shall contact any employee of the other Parties not involved in the negotiation of this Agreement, or any other Person, in connection with the Transaction in each case without the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
6.7
Insurance and Indemnification

(1)
Prior to the Effective Date, Hut and USBTC shall purchase customary non-cancellable and fully pre-paid “tail” policies of directors’ and officers’ liability, employment practices liability and fiduciary liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Hut and the Hut Subsidiaries or USBTC and the USBTC Subsidiaries, as applicable, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage and that if such insurance coverage is unavailable, then as promptly as practicable following the Closing, New Hut will, or if the cost of such a tail policy will exceed such amount, will cause Hut and the Hut Subsidiaries, and USBTC and the USBTC Subsidiaries, as applicable, to purchase such tail policies with the best available insurance coverage whose cost will not exceed 300% of the annual premiums currently in effect for such directors’ and officers’ liability, employment practices liability and fiduciary liability coverage. New Hut will, or will cause Hut and the Hut Subsidiaries, and USBTC and the USBTC Subsidiaries, as applicable, to, continuously maintain such tail policies in full force and effect without any reduction in scope or coverage for six (6) years from the Effective Date and to abide by their obligations thereunder.

(2)
From and after the Effective Time, New Hut agrees that it shall cause Hut and USBTC to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Hut and the Hut Subsidiaries and USBTC and the USBTC Subsidiaries as of the Effective Date (the “D&O Indemnified Persons”) to the extent they have been provided under applicable Law, the Organizational Documents of such entities or under indemnification agreements made available as of the Data Room Cut-Off Time, and acknowledges that such rights shall survive the completion of the Transaction and shall continue in full force and effect and shall not be amended in any manner adverse to the D&O Indemnified Persons for at least six (6) years following the Effective Date.

(3)
The provisions of this Section 6.7 are intended for the benefit of, and shall be enforceable by, each insured or D&O Indemnified Person, his or her heirs, estates and his or her legal representatives.

(4)
If New Hut, USBTC, Hut or any of their respective Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, proper provision shall be made so that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of USBTC, Hut or any of their respective Subsidiaries) assumes all of the obligations set forth in this Section 6.7.

6.8
Covenants Regarding Convertible Securities

(1)
Except as set forth in Section 6.8(1) of the Hut Disclosure Letter and the USBTC Disclosure Letter, respectively, neither Hut nor USBTC has nor shall they accelerate the vesting or the time to exercise of any outstanding stock option, restricted share unit, deferred share unit, or any other employee or director awards of any Party in connection with the Transaction or the Plan of Arrangement.

(2)
During the Pre-Closing Period, the Parties shall take all such steps reasonably necessary for the New Hut Omnibus Incentive Plan, in a form acceptable to Hut and USBTC, each acting reasonably, to become effective prior to the Effective Date.

(3)
Upon consummation of the Arrangement and the Merger, New Hut shall take all steps reasonably necessary to cause the Hut Replacement Options that remain outstanding (and, to the extent applicable, Adjusted Hut RSUs and Adjusted Hut DSUs) and USBTC Replacement Options to be issued in accordance with this Agreement (and, where applicable, in accordance with the Plan of Arrangement).

(4)
New Hut shall take all steps in advance of the Effective Date reasonably required by Hut to facilitate the registration under the U.S. Securities Act of the issuance of the New Hut Shares underlying the Replacement Securities.

6.9
Employee Benefit Matters

During the one year period commencing on the Effective Date (or until a Company Employee’s earlier termination date), New Hut shall, or shall cause each USBTC Employee and Hut Employee who was employed by USBTC or any USBTC Subsidiaries or Hut or any Hut Subsidiaries, respectively, as of immediately prior to the Merger Effective Time and who remains employed with New Hut or any Subsidiary of New Hut following the Closing (each, a “Company Employee”), to be paid base compensation and provided with annual cash bonus opportunities that, with respect to each such Company Employee, are no less favorable than the base salary and annual cash bonus opportunities of such Company Employee as of immediately prior to the Merger Effective Time and employee benefits that, with respect to each such Company Employee, are at least substantially comparable in the aggregate to the employee benefits provided to such Company Employee immediately prior to the Closing (disregarding incentive equity for purposes of the comparison). New Hut shall cause each Company Employee to be given full credit for such Company Employee’s service with USBTC, Hut or their respective Subsidiaries for purposes of eligibility, vesting, and determination of the level of benefits (but not for purposes of benefit accruals other than vacation pay, statutory severance, termination notice or pay in lieu or any other entitlement required by law) under any benefit plans made generally available to employees by New Hut or its Subsidiaries in which a Company Employee participates following the Closing (any such plan a “New Plan”) to the same extent recognized by USBTC, Hut or their respective Subsidiaries immediately prior to the Closing; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service. New Hut shall use commercially reasonable efforts to (i) waive any preexisting condition or limitations otherwise applicable to Company Employees and their eligible dependents under any New Plan in which Company Employees participate following the Closing, other than any limitations that were in effect with respect to such employees as of the Closing, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Effective Date in satisfying any deductibles, co-payments or out-of-pocket maximums under a New Plan in which they are eligible to participate after the Effective Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement prior to the Closing. This Section 6.9 shall not (i) create any right in any Company Employee to continued employment or preclude the ability of New Hut or any Subsidiary to terminate the employment of any employee for any reason, (ii) require New Hut or any Subsidiary to continue any benefit plan or prevent the amendment, modification or termination thereof after the Closing, (iii) confer upon any Company Employee any rights or remedies under or by reason of this Agreement or (iv) be treated as an amendment to any particular employee benefit plan of USBTC, Hut or any respective Subsidiary.
6.10
Securityholder Litigation and Dissenter’s Rights

Each Party shall give the other Parties prompt written notice of any securityholder litigation against such Party or its directors, officers or other representatives relating to this Agreement or the Transaction, shall keep the other Parties reasonably informed regarding any such litigation, and shall give the other Parties the opportunity to participate (at such other’s Party’s expense) in the defense or settlement of any such litigation. Each Party shall give the other Parties the right to review and comment on all filings or responses to be made by such Party in connection with any such litigation, and will in good faith take such comments into account. No Party shall offer to or agree to settle any such litigation without the other Parties’ prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Each of the Parties shall comply in all respects with the applicable provisions of the Nevada Dissenter’s Rights Statutes and cooperate reasonably in connection with any actions required or advisable to be undertaken relating thereto or as contemplated by Section 2.7.
6.11
USBTC Non-Solicitation

(1)
During the Pre-Closing Period, USBTC shall, and shall cause its Subsidiaries and Representatives to: (a) cease all existing discussions and negotiations with any Persons with respect to any offer or proposal or indication of interest in any purchase of an equity interest in USBTC, New Hut or any of their respective Subsidiaries or a merger, consolidation, share exchange or other business combination involving USBTC, New Hut or any of their respective Subsidiaries or any equity interest therein, or any purchase of a substantial portion of the assets of USBTC, New Hut and their respective Subsidiaries, taken as a whole (collectively, an “Alternative Transaction”), and (b) terminate access by any Person to any physical or electronic data room in connection with any Alternative Transaction. During the Pre-Closing Period, subject to this Section 6.11, USBTC and New Hut shall not, and shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, encourage or otherwise knowingly facilitate any proposal or offer from any third party (other than Hut or its Affiliates) with respect to an Alternative Transaction, (ii) enter into any letter of intent, memorandum of understanding, agreement or similar agreement or arrangement or Contract (in each case, other than with Hut and its Affiliates) with respect to any Alternative Transaction, or (iii) enter into or participate, engage or knowingly assist in any negotiations or discussions with any Person (other than Hut or its Affiliates) relating to any Alternative Transaction. As soon as reasonably practicable after the date hereof, USBTC shall instruct each Person (other than Hut and its Affiliates) in possession of confidential information about USBTC in connection with any actual or potential proposal by such Person to acquire USBTC (or any portion thereof) to promptly return or destroy all such information. If USBTC or any of its Representatives receives any inquiry, proposal or offer in connection with an Alternative Transaction after the date of this Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to USBTC or any USBTC Subsidiary in connection with such proposed Alternative Transaction, inquiry, proposal, offer or request, USBTC shall as soon as practicable notify Hut (in writing) of such proposed Alternative Transaction, inquiry, proposal, offer or request. Such notice shall include: (i) a description of the material terms and conditions of such proposed Alternative Transaction, inquiry, proposal, offer or request and; (ii) the identity of all Persons making the proposed Alternative Transaction, inquiry, proposal, offer or request. USBTC shall keep Hut reasonably informed on a current basis of the status of material or substantive developments and the status of discussions and negotiations with respect to any such proposed Alternative Transaction, inquiry, proposal, offer or request or change thereof. With respect to any such proposed Alternative Transaction, USBTC shall be subject to the terms and conditions (including the restrictions) set forth in this Section 6.11. Without limiting the generality of the foregoing, USBTC shall advise its Subsidiaries and its and their respective Representatives of the prohibitions set out in this Section 6.11 and any violation of the restrictions set forth in this Section 6.11 by USBTC, its Subsidiaries or its or their respective Representatives is deemed to be a breach of this Section 6.11 by USBTC.
(2)
USBTC represents and warrants that, since January 1, 2022, neither USBTC, its Subsidiaries nor any of their respective Representatives, has waived any confidentiality, standstill or similar agreement or restriction to which USBTC or any of its Subsidiaries is a party, and USBTC covenants and agrees that (i) it shall take all necessary action to enforce any confidentiality, standstill, use, business purpose or similar agreement or restriction to which USBTC or any of its Subsidiaries is a party and (ii) neither USBTC, any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of Hut (which may be withheld, conditioned or delayed in Hut’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations respecting USBTC or any of its Subsidiaries, under any confidentiality, standstill, use, business purpose or similar agreement or restriction to which USBTC or any of its Subsidiaries is a party (it being acknowledged by Hut that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and the announcement of this Agreement shall not be a violation of this Section 6.11.

6.12
Section 280G

USBTC shall perform or cause to be performed an analysis of the potential effects of the transactions contemplated by the Agreement under Sections 280G and 4999 of the Code. If and to the extent that USBTC determines that any payments or benefits would reasonably be expected to constitute “parachute payments” (within the meaning of Section 280G of the Code) in connection with the transactions contemplated by this Agreement, prior to the Merger Effective Time USBTC shall (i) seek a waiver from the recipient of any such “parachute payments” pursuant to which such recipient would agree to forego, unless stockholder approval in accordance with clause (ii) is obtained, any such payments or benefits to the extent necessary so that none of the remaining payments or benefits to such recipient would constitute “parachute payments”, and (ii) to the extent such waivers are obtained, seek stockholder approval of the waived amounts from the stockholders of USBTC in a manner intended to comply with Treasury Regulation Section 1.280G-1, Q&A-7. USBTC shall provide Hut with copies of the final related calculations and provide HUT with a reasonable opportunity to review and comment upon any waiver or stockholder approval documentation.
ARTICLE 7
ADDITIONAL COVENANTS OF HUT REGARDING NON-SOLICITATION
7.1
Hut Non-Solicitation

(1)
Except as expressly provided in this Article 7, Hut and its Subsidiaries shall not, directly or indirectly, do or authorize or permit any of its Subsidiaries or Representatives to do, any of the following:

(a)
solicit, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Hut or any Hut Subsidiary) any Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal or that may reasonably be expected to constitute or lead to an Acquisition Proposal;

(b)
enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than USBTC) regarding any Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal or that may reasonably be expected to constitute or lead to an Acquisition Proposal;

(c)
withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify of qualify, the Board Recommendation;

(d)
accept, approve, endorse or recommend, execute or enter into, or publicly propose to accept, approve, endorse or recommend, execute or enter into, any letter of intent, agreement in principle, agreement, arrangement, offer or understanding in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement contemplated under Section 7.3(1)(d); or

(e)
accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly disclosed or publicly announced Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 7.1 provided that Hut Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period (or in the event that the Hut Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Hut Meeting)).

(2)
Except as expressly provided in this Article 7, Hut shall, and shall cause its Representatives to, immediately cease and terminate, and cause to be ceased and terminated, any solicitation, encouragement, discussion, negotiation, or other activities with any Person (other than USBTC) with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and without limiting the generality of the foregoing, Hut will:

(a)
immediately discontinue access to and disclosure of any of its confidential information, including any data room and any confidential information, properties, facilities, books and records of Hut or of any of its Subsidiaries;

(b)
within two (2) Business Days of the date of this Agreement, request and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding Hut or any of its Subsidiaries provided to any Person (other than USBTC) who has entered into a confidentiality agreement or similar agreement with Hut relating to an Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to constitute or lead to an Acquisition Proposal and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Hut or any of its Subsidiaries, in each case to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)
Hut represents and warrants that, since January 1, 2022, neither Hut, its Subsidiaries nor any of their respective Representatives, has waived any confidentiality, standstill or similar agreement or restriction to which Hut or any of its Subsidiaries is a party, and Hut covenants and agrees that (i) it shall take all necessary action to enforce any confidentiality, standstill, use, business purpose or similar agreement or restriction to which Hut or any of its Subsidiaries is a party and (ii) neither Hut, any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of USBTC (which may be withheld, conditioned or delayed in USBTC’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations respecting Hut or any of its Subsidiaries, under any confidentiality, standstill, use, business purpose or similar agreement or restriction to which Hut or any of its Subsidiaries is a party (it being acknowledged by USBTC that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and the announcement of this Agreement shall not be a violation of this Section 7.1(3).

7.2
Notification of Acquisition Proposals

(1)
If Hut or any Hut Subsidiary or any of their respective Representatives receives or otherwise becomes aware of an Acquisition Proposal or any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Hut or any Hut Subsidiary, in connection with an Acquisition Proposal, Hut shall promptly notify USBTC, at first orally, and then within twenty-four (24) hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, and shall provide USBTC with copies of all documents, material or correspondence or other material received in respect of, from or on behalf of any such persons and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as USBTC may reasonably request. Such notice shall include: (i) a description of the material terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request; and (ii) the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request. Hut may contact the Person making such Acquisition Proposal, inquiry, proposal, offer or request and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request so as to determine whether such Acquisition Proposal, inquiry, proposal, offer or request is, or would reasonably be expected to lead to, a Superior Proposal.

(2)
Hut shall keep USBTC reasonably informed on a current basis of the status of material developments and the status of discussions and negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to USBTC copies of all material or correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence communicated to Hut by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

7.3
Responding to Acquisition Proposals

(1)
Notwithstanding Section 7.1, if at any time following the date of this Agreement and prior to the approval of the Hut Resolutions by the Hut Shareholders, Hut receives an unsolicited bona fide written Acquisition Proposal, Hut and its Representatives may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of Hut or its Subsidiaries to the Person or Persons making such Acquisition Proposal, if and only if:

(a)
the Hut Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that: (i) such Acquisition Proposal constitutes or may reasonably be expected to constitute or lead to a Superior Proposal; and (ii) failure to take such action would be inconsistent with its fiduciary duties under applicable Law;

(b)
such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with Hut or any of its Subsidiaries;

(c)
Hut has been, and continues to be, in compliance with its obligations under this Article 7;

(d)
prior to providing any such copies, access, or disclosure, Hut enters into an Acceptable Confidentiality Agreement; and

(e)
Hut promptly provides USBTC with (i) prior written notice stating Hut’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; (ii) prior to providing such copies, access or disclosure, a true, complete and final executed copy of the Acceptable Confidentiality Agreement; and (iii) any non-public information concerning Hut and its Subsidiaries provided to such other Person which was not previously provided to USBTC.

(2)
Nothing contained in this Agreement (but, for certainty, subject to Section 9.1) shall prevent Hut or the Hut Board from complying with a court order or Section 2.17 of National Instrument 62-104 — Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal that is not a Superior Proposal, provided that Hut shall provide USBTC with a reasonable opportunity to review the form and content of such circular or other response before it is sent by Hut and shall make all reasonable amendments as requested by USBTC and its counsel.

7.4
Right to Match

(1)
If Hut receives an Acquisition Proposal that constitutes a Superior Proposal and that was not solicited in breach of Section 7.1 and that was made after the date of this Agreement and prior to the approval of the Hut Resolutions by the Hut Shareholders, Hut may, subject to compliance with Section 9.1 and Section 9.2, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)
the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(b)
Hut has been, and continues to be, in compliance with its obligations under this Article 7;

(c)
Hut has delivered to USBTC a written notice of the determination of the Hut Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Hut Board to enter into such definitive agreement with respect to such Superior Proposal, which notice shall include the value and financial terms that the Hut Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(d)
Hut has provided USBTC a copy of the proposed definitive agreement for the Superior Proposal and all other material agreements related thereto, including any financing documents supplied to Hut in connection therewith;

(e)
at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which USBTC received the Superior Proposal Notice and the date on which USBTC received all of the materials set forth in Section 7.4(1)(d);

(f)
during any Matching Period, USBTC has had the opportunity, in accordance with Section 7.4(2), to offer to amend this Agreement and the Transaction in order for such Acquisition Proposal to cease to be a Superior Proposal, including by adjusting the Hut Exchange Ratio or the USBTC Exchange Ratio, as applicable;

(g)
after the Matching Period, the Hut Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by USBTC under Section 7.4(2)) and that the failure by the Hut Board to take such action would be inconsistent with its fiduciary duties under applicable Law; and

(h)
prior to or concurrently with entering into such definitive agreement, Hut terminates this Agreement pursuant to Section 9.1 and pays the Termination Amount pursuant to Section 9.2.

(2)
During the Matching Period, or such longer period as Hut may (in its sole discretion) approve in writing for such purpose: (a) the Hut Board shall review any offer made by USBTC under Section 7.4(1)(f) to amend the terms of this Agreement and the Transaction in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Hut shall negotiate, and cause its Representatives to negotiate, in good faith with USBTC such amendments to the terms of this Agreement and the Transaction as would result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal and enable USBTC to proceed with the transactions contemplated by this Agreement on such amended terms. If the Hut Board determines that such Acquisition Proposal would cease to be a Superior Proposal based on any such mutually agreed amendments to this Agreement with USBTC, Hut shall promptly so advise USBTC, and the Parties shall thereupon amend this Agreement to reflect such offer made by USBTC, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)
Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration), directly or indirectly, to be received by Hut or the Hut Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.4 and USBTC shall be afforded a new five (5) Business Day Matching Period from the later of the date on which USBTC received the Superior Proposal Notice and the date on which USBTC received all of the materials set forth in Section 7.4(1)(d) with respect to the new Superior Proposal from the Company
(4)
The Hut Board shall promptly reaffirm the Board Recommendation by press release after (x) any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or (y) if an Acquisition Proposal that is publicly announced or publicly known was determined to be a Superior Proposal, the Hut Board determines that a proposed amendment to the terms of this Agreement as contemplated by Section 7.4(2) would result in such Acquisition Proposal no longer being a Superior Proposal. Hut shall provide USBTC and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by USBTC and its counsel.

(5)
If Hut provides a Superior Proposal Notice to USBTC on a date that is less than ten (10) Business Days before the Hut Meeting, USBTC will be entitled to require Hut to adjourn or postpone such Hut Meeting in accordance with the terms of this Agreement to a date (x) specified by USBTC that is not more than ten (10) Business Days after the scheduled date of the Hut Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date or (y) mutually agreed by the Parties.

7.5
Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, Hut shall advise its Subsidiaries and its and their respective Representatives of the prohibitions set out in this Article 7 and any violation of the restrictions set forth in this Article 7 by Hut, its Subsidiaries or its or their respective Representatives is deemed to be a breach of this Article 7 by Hut.
ARTICLE 8
CONDITIONS
8.1
Mutual Conditions Precedent

The respective obligations of the Parties to complete the Transaction are subject to the fulfillment or waiver (to the extent permissible under applicable Law), on or before the Effective Date, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:
(a)
the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement;

(b)
no Law or Order is in effect that makes the completion of the Transaction illegal or otherwise prohibits or enjoins the Parties from completing the Transaction;

(c)
the Arrangement Resolution shall have been passed by the Hut Shareholders at the Hut Meeting in accordance with the Interim Order and applicable Law;

(d)
the Other Hut Resolutions, if any, shall have been passed by the Hut Shareholders at the Hut Meeting in accordance with applicable Law;

(e)
the USBTC Stockholder Approval shall have been obtained by way of the USBTC Consent in accordance with applicable Law;

(f)
each of the Required Regulatory Approvals shall have been made, given or obtained, on terms satisfactory to the Parties, each acting reasonably, and each such Required Regulatory Approval shall be in full force and effect;

(g)
the Hut Consideration Shares and Hut Replacement Options to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(h)
the Stock Exchange Approvals shall have been made, given or obtained, on terms satisfactory to the Parties, subject only to the customary listing conditions of the Nasdaq and the TSX, as applicable;

(i)
the Registration Statement shall have become effective, and no stop order and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(j)
Dissent Rights have not been exercised with respect to more than 5.0% of the issued and outstanding Hut Shares;

(k)
not more than 5.0% of the USBTC Shares shall be Dissenting USBTC Shares;

(l)
the New Hut Omnibus Incentive Plan shall have been approved by the TSX and Nasdaq, as applicable;

(m)
the Amended New Hut Organizational Documents shall have been filed and become effective, in form and substance satisfactory to Hut and USBTC;

(n)
the actions required to be taken by the Parties pursuant to Section 8.6, with effect as of and from the Effective Time, shall have been taken; and

(o)
New Hut shall have complied with its obligations under Section 2.4, and the Depositary shall have confirmed receipt of the Hut Consideration Shares and USBTC Consideration Shares contemplated thereby.

8.2
Additional Conditions Precedent to the Obligations of USBTC

The obligations of USBTC to complete the Transaction shall also be subject to the fulfillment or waiver (to the extent permissible under applicable Law) of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of USBTC and may only be waived by USBTC in whole or in part at any time in its sole discretion):
(a)
all covenants of Hut under this Agreement to be performed on or before the Effective Date which have not been waived by USBTC shall have been duly performed by Hut in all material respects, and USBTC shall have received a certificate of Hut addressed to USBTC and dated the Effective Date, signed on behalf of Hut by a senior executive officer of Hut, confirming the same as at the Effective Date;

(b)
(i) the representations and warranties of Hut set forth in Section (1) of Schedule “C” [Organization and Qualification], Section (2) of Schedule “C” [Capitalization] and Section (3) of Schedule “C” [Corporate Authority; Approval] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) the representations and warranties of Hut set forth in Section (4) of Schedule “C” [Subsidiaries] shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by Hut in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except in the case of this clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect in respect of Hut; and USBTC shall have received a certificate of Hut addressed to USBTC and dated the Effective Date, signed on behalf of Hut by a senior executive officer of Hut, confirming the same as of the Effective Date;

(c)
executive employment agreements for the senior leadership of New Hut shall have been executed and delivered, in form and substance satisfactory to USBTC; and

(d)
since the date of this Agreement, there shall not have occurred any Material Adverse Effect in respect of Hut that is continuing.

8.3
Additional Conditions Precedent to the Obligations of Hut

The obligations of Hut to complete the Transaction shall also be subject to the fulfillment or waiver (to the extent permissible under applicable Law) of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of Hut and may only be waived by Hut in whole or in part at any time in its sole discretion):
(a)
all covenants of USBTC under this Agreement to be performed on or before the Effective Date which have not been waived by Hut shall have been duly performed by USBTC in all material respects, and Hut shall have received a certificate of USBTC, addressed to Hut and dated the Effective Date, signed on behalf of USBTC by a senior executive officer of USBTC, confirming the same as of the Effective Date;

(b)
all covenants of New Hut under this Agreement to be performed on or before the Effective Date which have not been waived by Hut shall have been duly performed by New Hut in all material respects, and Hut shall have received a certificate of New Hut, addressed to Hut and dated the Effective Date, signed on behalf of New Hut by a director of New Hut, confirming the same as of the Effective Date;

(c)
(i) the representations and warranties of USBTC set forth in Section (1) of Schedule “D” [Organization and Qualification]; Section (2) of Schedule “D” [Capitalization] and Section (3) of Schedule “D” [Corporate Authority; Approval] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) the representations and warranties of USBTC set forth in Section (4) of Schedule “D” [Subsidiaries] shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by USBTC in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective

Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date), except in the case of this clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect in respect of USBTC; and Hut shall have received a certificate of USBTC addressed to Hut and dated the Effective Date, signed on behalf of USBTC by a senior executive officer of USBTC, confirming the same as of the Effective Date;
(d)
(i) the representations and warranties of New Hut set forth in Section (1) of Schedule “E” [Organization and Qualification]; Section (2) of Schedule “E” [Capitalization] and Section (3) of Schedule “E” [Corporate Authority; Approval] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; and (ii) all other representations and warranties made by New Hut in this Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date), except in the case of this clause (ii) where any failure or failures of any such other representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect in respect of New Hut; and Hut shall have received a certificate of New Hut addressed to Hut and dated the Effective Date, signed on behalf of New Hut by a director of New Hut, confirming the same as of the Effective Date;

(e)
executive employment agreements for the senior leadership of New Hut shall have been executed and delivered, in form and substance satisfactory to Hut; and

(f)
since the date of this Agreement, there shall not have occurred any Material Adverse Effect in respect of USBTC that is continuing.

8.4
Satisfaction of Conditions

The conditions precedent set out in Section 8.1, Section 8.2 and Section 8.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.
8.5
Notice and Cure Provisions

(1)
Each Party will give prompt notice to the other Parties the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, would be reasonably be likely to:

(a)
cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)
result in the failure by such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to the Effective Time.

(2)
Notification provided under this Section 8.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)
USBTC may not exercise its rights to terminate this Agreement pursuant to Section 9.1(2)(c)(ii) and Hut may not exercise its right to terminate this Agreement pursuant to Section 9.1(2)(d)(ii) unless the Party intending to rely thereon (the “Terminating Party”) has delivered a written notice (the “Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party is asserting as the basis for the termination. If any such Termination Notice is delivered, provided that the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not terminate this Agreement pursuant to Section 9.1(2)(c)(ii) or Section 9.1(2)(d)(ii), as applicable, until the earlier of (a) the Outside Date and (b) the date that is 20 Business Days from such Termination Notice, and in each case only if such matter has not been cured by such date. If such Termination Notice has been delivered prior to the Hut Meeting, unless the Parties agree otherwise, such meeting shall be postponed or adjourned to the earlier of (A) 20 Business Days prior to the Outside Date and (B) the date that is 20 Business Days following receipt of such Termination Notice by the Breaching Party.

8.6
Governance

New Hut, USBTC and Hut shall take all necessary actions to ensure that, at the Effective Time: (i) the New Hut Board shall be comprised of ten (10) directors; (ii) the members of the New Hut Board, the Chief Executive Officer, the President and the Chief Strategy Officer of New Hut shall be as set out in Sections 8.6 of each of the Hut Disclosure Letter and USBTC Disclosure Letter, respectively; and (iii) the individuals listed in Section 8.6 of the USBTC Disclosure Letter shall have executed and delivered customary lock-up and voting agreements, with effect from the Effective Time, on the terms set out at Section 8.6 of the USBTC Disclosure Letter. The Parties agree to work cooperatively to implement the foregoing including by providing any information required by Law with respect to the foregoing individuals for inclusion in the Registration Statement, USBTC Information Statement and the Hut Circular, to the extent required, no later than five (5) Business Days’ prior to the required filing of the Registration Statement, USBTC’s delivery of the USBTC Information Statement to the USBTC Stockholders and the required mailing of the Hut Circular, in each case as applicable, and USBTC, Hut and New Hut shall obtain such resignations and pass any such resolutions of the New Hut Board, and take all other actions, as may be required to ensure that, at the Effective Time, the New Hut Board is comprised of the ten directors contemplated in Sections 8.6 of each of the Hut Disclosure Letter and USBTC Disclosure Letter, respectively.
ARTICLE 9
TERM, TERMINATION, AMENDMENT AND WAIVER
9.1
Term, Termination

(1)
This Agreement shall be effective from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

(2)
This Agreement may be terminated at any time prior to the Effective Time:

(a)
by mutual written agreement of the Parties; or

(b)
by either Hut or USBTC, if:

(i)
the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 9.1(2)(b) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or its breach of any of its representations and warranties under this Agreement (in the case of USBTC, the failure or breach of either USBTC or New Hut) has been the principal cause of, or directly resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)
there shall exist any Law or Order that makes consummation of the Transaction illegal or otherwise restricts, prohibits or enjoins Hut or USBTC from consummating the Transaction and such Law or Order shall be final and non-appealable, provided that the Party seeking to terminate this Agreement under this Section 9.1(2)(b)(ii) shall then in all material respects be in compliance with Section 6.5 and shall not otherwise be in material breach of this Agreement;

(iii)
the Hut Resolutions shall not have been passed by the Hut Shareholders at the Hut Meeting in accordance with the Interim Order and applicable Law; or

(iv)
the USBTC Stockholder Approval shall not have been obtained by way of the USBTC Consent in accordance with applicable Law;

(c)
by USBTC, if:

(i)
the Hut Board or any committee of the Hut Board (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or publicly proposes or states an intention to withdraw, amend, modify or qualify), in a manner adverse to USBTC, the Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes or states an intention to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five (5) Business Days (or beyond the third Business Day prior to the Hut Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes Hut or any of the Hut Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Hut or any of the Hut Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement contemplated under Section 7.3(1)(d)), (D) fails to publicly reaffirm by press release the Board Recommendation (without qualification) within five (5) Business Days after having been requested in writing by USBTC to do so (or in the event that the Hut Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Hut Meeting (or, if the public announcement of an Acquisition Proposal were made less than three (3) Business Days prior to the Hut Meeting, prior to the second Business Day before the Hut Meeting));

(ii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hut under this Agreement occurs that would cause any condition in Section 8.2(a) [Hut Covenants Condition] or Section 8.2(b) [Hut Reps and Warranties Condition] not to be satisfied, and such breach or failure is not cured in accordance with the terms of Section 8.5(3); provided that USBTC is not then in breach of this Agreement so as to cause any condition in Section 8.1 [Mutual Conditions], Section 8.3(a) [USBTC Covenants Condition] or Section 8.3(c) [USBTC Reps and Warranties Condition] not to be satisfied;

(iii)
Hut breaches Article 7 in any material respect; or

(iv)
since the date of this Agreement, there has occurred and is continuing a Material Adverse Effect in respect of Hut;

(d)
by Hut, if:

(i)
prior to the approval by the Hut Shareholders of the Hut Resolutions, the Hut Board authorizes Hut to enter into a written agreement (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 7.3(1)(d)) with respect to a Superior Proposal in accordance with Section 7.4, provided Hut is then in compliance with Article 7 and that prior to or concurrent with such termination Hut pays the Termination Amount in accordance with Section 9.2;

(ii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of USBTC under this Agreement occurs that would cause any condition in Section 8.3(a) [USBTC Covenants Condition] or Section 8.3(c) [USBTC Reps and Warranties Condition] not to be satisfied, and such breach or failure is not cured in accordance with the terms of Section 8.5(3); provided that Hut is not then in breach of this Agreement so as to cause any condition in Section 8.1 [Mutual Conditions], Section 8.2(a) [Hut Covenants Condition], Section 8.2(b) [Hut Reps and Warranties Condition];

(iii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of New Hut under this Agreement occurs that would cause any condition in Section 8.3(b) [New Hut Covenants Condition] or Section 8.3(d) [New Hut Reps and Warranties Condition] not to be satisfied, and such breach or failure is not cured in accordance with the terms of Section 8.5(3); provided that Hut is not then in breach of this Agreement so as to cause any condition in Section 8.1 [Mutual Conditions], Section 8.2(a) [Hut Covenants Condition] or Section 8.2(b) [Hut Reps and Warranties Condition] not to be satisfied; or

(iv)
since the date of this Agreement, there has occurred and is continuing a Material Adverse Effect in respect of USBTC.

(3)
The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(2)(a)) shall give written notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(4)
If this Agreement is terminated pursuant to Section 9.1 or Section 9.1(2), this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto except that: (A) in the event of termination under Section 9.1(2) as a result of Effective Time occurring, Section 6.7 shall survive for a period of six years following such termination; and (B) in the event of termination under Section 9.1, this Section 9.1(4), Section 9.2, Section 9.3 and Article 10 and the provisions of the Confidentiality Agreement shall survive, and provided further that, notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved of any liability for fraud.

9.2
Termination Amount

(1)
USBTC shall be entitled to the Termination Amount (free and clear of, and without reduction for, any applicable withholding Taxes) upon the occurrence of any of the following events (each a “Termination Amount Event”), which shall be paid by Hut to USBTC, in consideration for the disposition of USBTC’s rights under this Agreement, within the time specified below in respect of each such Termination Amount Event:

(a)
this Agreement is terminated by USBTC (i) pursuant to Section 9.1(2)(c)(i) [Change in Recommendation]; or (ii) pursuant to Section 9.1(2)(c)(iii) [Material Breach of Article 7], in which case the Termination Amount shall be paid within two (2) Business Days following such termination;

(b)
this Agreement is terminated by Hut pursuant to Section 9.1(2)(d)(i) [Superior Proposal], in which case the Termination Amount shall be paid prior to or concurrently with such termination;

(c)
this Agreement is terminated pursuant to any Subsection of 9.1(2) if at such time USBTC is entitled to terminate this Agreement (i) pursuant to Section 9.1(2)(c)(i) [Change in Recommendation]; or (ii) pursuant to Section 9.1(2)(c)(iii) [Material Breach of Article 7], in which case the Termination Amount shall be paid within two (2) Business Days following such termination; or

(d)
this Agreement is terminated by USBTC pursuant to Section 9.1(2)(c)(ii) [Hut Breach of Reps or Covenants], or by either USBTC or Hut pursuant to Section 9.1(2)(b)(i) [Outside Date] or Section 9.1(2)(b)(iii) [No Hut Shareholder Approval], but only if:

(i)
prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person or Persons (other than USBTC and the USBTC Subsidiaries) or any Person or Persons (other than USBTC or any of the USBTC Subsidiaries) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)
within 12 months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or (2) Hut or one or more of the Hut Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination), in which case the Termination Amount shall be payable on or prior to the consummation of the Acquisition Proposal referred to therein. For purposes of this Section 9.2(1), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 1.1, except that the references to “20%” therein shall be deemed to be references to “50%”.
(2)
The Termination Amount shall be paid by Hut by wire transfer in immediately available funds to an account specified by USBTC.

(3)
Each of the Parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement and that the amounts set out in this Section 9.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which USBTC will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. For the avoidance of doubt, in no event shall Hut be required to pay the Termination Amount on more than one occasion. Subject to Section 9.1(4), each of the Parties hereby acknowledges and agrees that, upon any termination of this Agreement as permitted under Section 9.1 under circumstances where USBTC is entitled to the Termination Amount and such Termination Amount is paid in full to USBTC in the manner provided herein, USBTC shall be precluded from any other remedy against Hut at law or in equity or otherwise in respect of the event giving rise to such payment and in any such case neither it nor any of its Subsidiaries shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Hut or any of Hut’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates in connection with this Agreement or the transactions contemplated hereby.

(4)
Nothing in this Section 9.2 shall preclude a Party from seeking injunctive relief to enforce the other Party’s obligation hereunder to consummate the transactions contemplated by this Agreement, to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreement, and any requirement for proof of damages or the securing or posting of any bond in connection with the obtaining of any such injunction or specific performance is hereby being waived. Notwithstanding anything to the contrary in this Agreement, under no circumstances shall a Party be permitted to be entitled to receive both a grant of specific performance of the obligation to consummate the transactions contemplated by this Agreement and any monetary damages (including all or any portion of the Termination Amount).

9.3
Fees and Expenses

(1)
Except as expressly provided in this Section 9.3, upon consummation of the Transaction, New Hut shall pay all fees, costs and expenses incurred by Hut and USBTC in connection with this Agreement and the Transaction. If this Agreement is terminated prior to the Effective Time pursuant to Section 9.1(2), each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Transaction, provided that each of Hut and USBTC shall pay 50% of any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Transaction, including any fees, costs and expenses in connection with the preparation, filing and approval by the SEC of the Registration Statement pursuant to Section 4.5.

(2)
If this Agreement is terminated by USBTC pursuant to Section 9.1(2)(b)(iii) [No Hut Shareholder Approval] or Section 9.1(2)(c)(ii) [Hut Breach of Reps or Covenants], then Hut shall pay (or cause to be paid) to USBTC (or as USBTC may direct) an expense reimbursement payment for reasonable, documented expenses incurred in connection with this Agreement and the Arrangement (i) in the case of a termination pursuant to Section 9.1(2)(b)(iii) [No Hut Shareholder Approval], in an amount not to exceed $500,000 (less any applicable withholding Tax); and (ii) in the case of a termination pursuant to Section 9.1(2)(c)(ii) [Hut Breach of Reps or Covenants], in an amount not to exceed $2,000,000 (less any applicable withholding Tax); in each case by wire transfer in immediately available funds to an account designated by USBTC no later than two Business Days after the date of such termination; provided that in no event shall Hut be required to pay under Section 9.2, on the one hand, and this Section 9.3(2), on the other hand, in aggregate, an amount in excess of the Termination Amount.

(3)
If this Agreement is terminated by Hut pursuant to Section 9.1(2)(b)(iv) [No USBTC Stockholder Approval], Section 9.1(2)(d)(ii) [USBTC Breach of Reps or Covenants] or Section 9.1(2)(d)(iii) [New Hut Breach of Reps or Covenants], then USBTC shall pay (or cause to be paid) to Hut (or as Hut may direct) an expense reimbursement payment for reasonable, documented expenses incurred in connection with this Agreement and the Arrangement (i) in the case of a termination pursuant to Section 9.1(2)(b)(iv) [No USBTC Stockholder Approval], in an amount not to exceed $500,000 (less any applicable withholding Tax); and (ii) in the case of a termination pursuant to Section 9.1(2)(d)(ii) [USBTC Breach of Reps or Covenants] or Section 9.1(2)(d)(iii) [New Hut Breach of Reps or Covenants], in an amount not to exceed $2,000,000 (less any applicable withholding Tax); in each case by wire transfer in immediately available funds to an account designated by Hut no later than two Business Days after the date of such termination.

(4)
USBTC confirms that other than the fees disclosed in Section 9.3(4) of the USBTC Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from USBTC or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. Hut confirms that other than the fees disclosed in Section 9.3(4) of the Hut Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from Hut or any of its Subsidiaries in connection with the transactions.

9.4
Amendment

This Agreement, the Plan of Arrangement and the form of the Articles of Merger may, at any time and from time to time before or after the holding of the Hut Meeting and the date on which the USBTC Stockholder Approval is obtained by way of the USBTC Consent but not later than the Effective Time, be amended by mutual written agreement of Hut and USBTC (provided that after receipt of the USBTC Stockholder Approval or the approval by Hut Shareholders of the Hut Resolutions, if any such amendment shall in accordance with applicable Law or the requirements of the TSX or Nasdaq require further approval of USBTC Stockholders or Hut Shareholders, as applicable, the effectiveness of such amendment shall be subject to such approval of USBTC Stockholders or Hut Shareholders, as applicable) and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:
(1)
change the time for performance of any of the obligations or acts of the Parties;

(2)
waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(3)
waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(4)
waive compliance with or modify any mutual conditions precedent herein contained.

ARTICLE 10
GENERAL PROVISIONS
10.1
Privacy

(1)
Each Party shall comply with applicable Privacy Laws in the course of collecting, using and disclosing Personal Information in connection with the Transaction (the “Transaction Personal Information”). No Party shall disclose any Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the Transaction. If the Transaction is consummated,

(a)
neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(i)
for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and

(ii)
which does not relate directly to the carrying on of the business of such Party or to the carrying out of the purposes for which the Transaction contemplated by this Agreement was implemented; and

(b)
to the extent required by law, the Parties shall notify the individuals to whom the Transferred Personal Information relates, within a reasonable period of time after the Closing, that the transaction has been completed and that the Transferred Personal Information has been disclosed to the resulting entity.

(2)
Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section 10.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated pursuant to Section 9.1, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

10.2
Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or by e-mail transmission, or as of the following Business Day if sent by prepaid overnight, internationally-recognized courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):
(1)
if to USBTC or New Hut:

U.S. Data Mining Group, Inc.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131
Attention:   Asher Genoot
Email:       [REDACTED — PERSONAL INFORMATION]

with a copy (which shall not constitute notice) to:
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Attention:   Amanda Linett
Email:       [REDACTED — PERSONAL INFORMATION]
and to:
Greenberg Traurig, P.A.
333 S.E. 2nd Avenue, #4400
Miami, Florida 33131
Attention:   Daniella G. Silberstein
Email:       [REDACTED — PERSONAL INFORMATION]
(2)
if to Hut:

Hut 8 Mining Corp.
24 Duncan Street, Suite 500
Toronto, ON M5V 2B8
Attention:   Chief Legal Officer
Email:       [REDACTED — PERSONAL INFORMATION]
with a copy (which shall not constitute notice) to:
Bennett Jones LLP
One First Canadian Place, Suite 3400
100 King Street West
Toronto, ON M5X 1A4
Attention:   Curtis Cusinato / Matthew Hunt
Email:       [REDACTED — PERSONAL INFORMATION]
and to:
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, ON M5K 1J5
Attention:   Ryan Dzierniejko / June S. Dipchand
Email:       [REDACTED — PERSONAL INFORMATION]
10.3
Third Party Beneficiaries

(1)
Except as provided in Section 6.7, which, without limiting its terms, is intended as stipulations for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 10.3 as the “Indemnified Persons”), each of the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)
Despite the foregoing, each of the Parties acknowledges to each of the Indemnified Persons their direct rights against each of them under Section 6.7 which are intended for the benefit of, and shall be enforceable by, each Indemnified Person and his or her heirs and his or her legal representatives, and for such purpose, each Party confirms that it is acting as trustee and/or agent on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

10.4
Further Assurances

Notwithstanding that certain of the transactions comprising the Transaction shall occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of the Parties to this Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein, subject in each case, to the express terms of this Agreement.
10.5
Governing Law

(1)
Except as set forth in Section 10.5(2), this Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Except as set forth in Section 10.5(2), each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia situated in the City of Vancouver in respect of all matters arising under and in relation to this Agreement and waives objection to venue of any proceeding in such court or that such court provides an inconvenient forum.

(2)
Notwithstanding anything in this Agreement to the contrary, the provisions in this Agreement in respect of the Merger (the “Merger Provisions”) shall be governed, including as to validity, interpretation and effect, by the laws of the State of Nevada without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. Any proceeding or action based upon, arising out of or related to the Merger Provisions or the transactions contemplated thereby must be brought in the Eighth Judicial District Court of the State of Nevada sitting in Clark County, Nevada, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Nevada, and each of the Parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or action arising out of or relating to the Merger Provisions or the transactions contemplated thereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 10.5(2). EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THE MERGER PROVISIONS AND THE TRANSACTIONS CONTEMPLATED THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE MERGER PROVISIONS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY.

10.6
Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and any requirement for proof of damages or the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby being waived, this being in addition to any other remedy to which the Parties may be entitled at law or equity.
10.7
Time of Essence

Time shall be of the essence in this Agreement.
10.8
Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto, Hut Disclosure Letter and the USBTC Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.
10.9
Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.10
No Liability

No director or officer of a Party or of any of its Affiliates shall have any personal liability whatsoever to the other Party under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of a Party.
10.11
Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.
10.12
Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Business Combination Agreement as of the date first written above.
HUT 8 MINING CORP.
By:
Signed (“Jaime Leverton”)

Name: Jaime Leverton
Title:   Chief Executive Officer
U.S. DATA MINING GROUP, INC.
By:
Signed (“Asher Genoot”)

Name: Asher Genoot
Title:   President
HUT 8 CORP.
By:
Signed (“Asher Genoot”)

Name: Asher Genoot
Title:   President

SCHEDULE “A”
PLAN OF ARRANGEMENT
See attached.

SCHEDULE “B”
ARRANGEMENT RESOLUTION
The text of the Arrangement Resolution which Hut Shareholders will be asked to pass at the Hut Meeting is as follows:
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
(1)
The arrangement (the “Arrangement”) pursuant to the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Hut 8 Mining Corp. (“Hut”), U.S. Data Mining Group, Inc. (“USBTC”), Hut 8 Corp. (“New Hut”) and the securityholders of Hut, all as more particularly described and set forth in the management information circular (the “Circular”) of Hut accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

(2)
The business combination agreement (the “Business Combination Agreement”) by and among Hut, USBTC and New Hut dated February 6, 2023 and all the transactions contemplated therein, the full text of which is attached as a schedule to the Circular, the actions of the directors of Hut in approving the Arrangement and the Transaction (as defined in the Business Combination Agreement) and the actions of the directors and officers of Hut in executing and delivering the Business Combination Agreement and any amendments thereto are hereby ratified and approved.

(3)
The plan of arrangement (the “Plan of Arrangement”) of Hut implementing the Arrangement, the full text of which is set out in Schedule “A” to the Business Combination Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

(4)
Hut is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Business Combination Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

(5)
Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Hut or that the Arrangement has been approved by the Court, the directors of Hut are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Hut to:

(a)
amend the Business Combination Agreement or the Plan of Arrangement to the extent permitted by the Business Combination Agreement or the Plan of Arrangement; or

(b)
subject to the terms of the Business Combination Agreement, not proceed with the Arrangement.

(6)
Any director or officer of Hut is hereby authorized and directed for and on behalf of Hut to execute and to deliver such other documents as are necessary or advisable in accordance with the Business Combination Agreement for filing.

(7)
Any one or more directors or officers of Hut is hereby authorized, for and on behalf and in the name of Hut, to execute and deliver, whether under corporate seal of Hut or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, advisable or useful for the purpose of giving effect to these resolutions, the Business Combination Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Business Combination Agreement, including:

(a)
all actions required to be taken by or on behalf of Hut, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)
the signing of the certificates, consents and other documents or declarations required under the Business Combination Agreement or otherwise to be entered into by Hut, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “C”
REPRESENTATIONS AND WARRANTIES OF HUT
(1)
Organization and Qualification.

(a)
Each of Hut and the Hut Material Subsidiaries has (A) been duly incorporated and is validly existing and in good standing under the Laws of its jurisdiction of incorporation; and (B) has all requisite corporate power and authority, and all necessary Permits in order to own, lease and operate its respective Hut Assets and conduct its businesses as currently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.

(b)
Each of Hut and the Hut Material Subsidiaries is qualified to do business, is up-to-date in respect of all material corporate filings and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its respective Hut Assets or conduct of its business requires such qualification, except where the failure to be so qualified, up-to-date or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.

(c)
Hut has delivered, or made available to USBTC, accurate and complete copies of the Organizational Documents of Hut and each of the Hut Material Subsidiaries, each as amended to the date hereof, and each as so delivered is in full force and effect. Neither Hut nor any of the Hut Material Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Organizational Documents. No steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of Hut or any of the Hut Material Subsidiaries and no board approvals have been given to commence any such proceeding.

(d)
Hut has made available to USBTC, Hut’s and any of the Hut Material Subsidiaries’ share capital, equity interests or other direct or indirect ownership interests in any other Person other than shares, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Hut. All such shares, equity interests or other direct or indirect ownership interests (i) have, to the knowledge of Hut, been validly issued and are fully paid and non-assessable, and (ii) are owned by Hut, by one or more Hut Material Subsidiaries or by Hut and one or more of the Hut Material Subsidiaries, in each case free and clear of all Liens other than Permitted Liens or transfer restrictions imposed by applicable Law.

(e)
Except for the Hut Material Subsidiaries, no other entity owned or controlled by Hut or a Hut Material Subsidiary has, whether individually or in the aggregate, any material Hut Assets, operations, or liabilities of any kind, and will not have (and will not cause the Hut to have) any material liability, whether individually or in the aggregate, as a result of, arising from, or in connection with the execution of this Agreement or the completion by Hut of the transactions contemplated by this Agreement.

(2)
Capitalization.

(a)
The authorized share capital of Hut consists of an unlimited number of Hut Shares. As of the close of business on February 3, 2023 (i) 220,901,254 Hut Shares were issued and outstanding, (ii) 8,723,779 Hut Shares were issuable pursuant to awards granted under the Hut Omnibus Incentive Plan, of which, 8,243,779 Hut Shares were issuable in respect of Hut RSUs, 480,000 Hut Shares were issuable in respect of Hut Options, and 256,315 Hut Shares were issuable in respect of Hut DSUs, and (iii) 11,313,918 Hut Shares were issuable pursuant to the exercise of an aggregate 11,313,918 Hut Warrants. All of the outstanding share capital of Hut has been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to any pre-emptive right, and all Hut Shares which may be issued pursuant to the exercise or vesting of Hut Options, Hut DSUs, Hut RSUs, or Hut Warrants, as applicable, will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive right. Except as described in this Section (2)(a), there is not any phantom equity or other contractual rights the value of which is determined in whole or in part by the value of any share capital of Hut, and there are no outstanding share appreciation rights with respect to the shares of Hut. Other than Hut Shares, there are no other authorized classes of share capital of Hut.

(b)
None of Hut nor any Hut Subsidiary is a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any securities of Hut or any Hut Subsidiary or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Hut or any Hut Subsidiary. Other than the Hut Support Agreements to be executed concurrently with this Agreement, there are no voting trusts, irrevocable proxies, voting Contracts or other agreements or understandings to which Hut, any of the Hut Subsidiaries or, to the knowledge of Hut, any of their respective executive officers or directors is a party with respect to any securities issued by Hut or any Hut Subsidiary.

(c)
Other than the Hut Options, Hut DSUs, Hut RSUs, and Hut Warrants there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares or other equity interests to which Hut or any of the Hut Material Subsidiaries is a party obligating Hut or any of the Hut Material Subsidiaries to (i) issue, transfer or sell any Hut Shares or other equity interests of Hut or any of the Hut Material Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares or other equity interests, or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Hut Material Subsidiaries. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, pre-emptive rights or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Hut or any of the Hut Material Subsidiaries will be bound calling for the purchase or issuance of any of the share capital of Hut or any of the Hut Material Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.
(d)
There are no outstanding bonds, debentures, notes or other indebtedness of Hut or any of the Hut Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the Hut Shareholders or other equity holders of Hut or any of the Hut Subsidiaries may vote.

(3)
Corporate Authority; Approval.

(a)
Hut has all requisite corporate power and authority to enter into and to perform its obligations under (i) this Agreement and, subject to the passing of the Hut Resolutions at the Hut Meeting, to consummate the Arrangement and the other transactions contemplated hereby, and (ii) the Hut Support Agreements. The execution and delivery of this Agreement by Hut and the consummation with respect to Hut of the Arrangement and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Hut (subject to obtaining the Required Regulatory Approvals, the approval of the Hut Resolutions by the Hut Shareholders, the Interim Order and the Final Order).

(b)
The Hut Board has unanimously (i) determined that the Transaction is in the best interests of Hut, (ii) after consultation with its legal advisors and financial advisors, determined that the Transaction is fair to such Hut Shareholders; (iii) authorized the execution and delivery of this Agreement and the performance of its obligations hereunder, (iv) authorized the execution and delivery of the Hut Support Agreement and the performance of its obligations thereunder, (v) resolved to recommend that the Hut Shareholders vote in favour of the Arrangement Resolution, and (vi) resolved to make the Board Recommendation. Such resolutions of the Hut Board have not been rescinded, modified or withdrawn in any way.

(c)
This Agreement has been duly executed and delivered by Hut and, assuming the due execution and delivery of this Agreement by USBTC, constitutes the legal, valid, and binding obligation of Hut, enforceable against Hut in accordance with its terms, except as the enforceability may be limited by: (i) bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally; (ii) general equitable principles; or (iii) limitations under applicable Laws in respect of rights of indemnity, contribution and waiver of contribution (collectively, “Enforceability Exceptions”).

(4)
Subsidiaries.

(a)
Section (4)(a) of the Hut Disclosure Letter sets forth a complete and accurate list of all the Subsidiaries owned by Hut, including the type of equity issued and outstanding of each such Subsidiary and the holders thereof. All of the issued and outstanding shares of capital stock and other ownership interests in such Subsidiaries are duly authorized, validly issued, fully paid, non-assessable, not subject to any pre-emptive right, and are held, directly or indirectly, by Hut or one of the Hut Material Subsidiaries owned free and clear of all Liens (other than Permitted Liens), and there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares or other equity interests regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in such Subsidiaries, except as otherwise disclosed in Section (4)(a) of the Hut Disclosure Letter.

(b)
There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing any third party the right to purchase or acquire ownership interests in the material assets or properties of any of the Hut Material Subsidiaries.

(5)
Vote Required.

The Hut Resolutions constitute the only vote, consent, approval determination or other action of the holders of any class or series of shares of Hut’s share capital necessary to approve this Agreement and otherwise approve and consummate the Arrangement and the other transactions contemplated by this Agreement as set forth herein.
(6)
Governmental Filings; No Violations; Etc.

(a)
Other than the filings, notices, waiting periods or approvals required by (i) Section 6.5 of this Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings with the Registrar under the BCBCA, (ii) the Required Regulatory Approvals, and (iii) the rules and regulations of each of Nasdaq and TSX, no consent, approval, Order, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Hut in connection with the execution and delivery of this Agreement, the performance by Hut of its obligations under this Agreement and the consummation by Hut of the Arrangement and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.

(b)
The execution and delivery of this Agreement by Hut does not, and the consummation of the Arrangement and the other transactions contemplated hereby will not (with or without notice or lapse of time or both):

(i)
violate or conflict with any provision of the Organizational Documents of Hut or any of the Hut Material Subsidiaries;

(ii)
subject to the filings, notices, waiting periods or approvals contemplated by Section (6)(a) and obtaining approval of the Hut Resolutions at the Hut Meeting, violate or conflict with any Laws or any Order applicable to Hut or any of the Hut Material Subsidiaries or any of their respective Hut Assets;

(iii)
subject to obtaining the third-party consents and approvals set forth in Section (6)(b) of the Hut Disclosure Letter, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the Hut Assets pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Hut or any of the Hut Material Subsidiaries is now a party or by which it or any of its assets may be bound; or

(iv)
result in the creation of any Lien upon any of the Hut Assets;

except in the case of the foregoing clauses (ii), (iii), and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Lien that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.
(7)
Securities Laws.

Hut is a “reporting issuer” under Securities Laws in each of the provinces and territories of Canada and is not in default under the Securities Laws of such provinces and territories. The issued and outstanding Hut Shares are listed for trading on Nasdaq and the TSX and are not listed for trading on any other securities exchange as a result of any application made by Hut. Hut is not in default of any material requirements of any Securities Laws or the rules and policies of Nasdaq or the TSX.
(8)
Public Company Documents; Financial Statements.

(a)
All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit or schedule), required to have been filed with or furnished to the applicable Securities Authorities by Hut since January 1, 2021 and all documents to be filed by or on behalf of Hut following the date of this Agreement until the Effective Time (collectively, the “Hut Public Company Documents”), have been or will be timely filed or furnished, as the case may be. The Hut Public Company Documents comply in all material respects with the requirements of applicable Securities Laws. Hut has not filed any confidential material change report with any Securities Authority which at the date hereof remains confidential.

(b)
The Hut Public Company Documents do not and will not, through the Effective Time, contain a Misrepresentation in respect of Hut. Hut has timely filed, and until the Effective Time will timely file, all forms, reports, statements, and documents, including financial statements and management’s discussion and analysis, required to be filed by Hut with the applicable Securities Authorities (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of NI 51-102 and the rules and policies of the TSX and Nasdaq).

(c)
The financial statements (including related notes, if any) contained in the Hut Public Company Documents: (i) complied as to form in all material respects with the published rules and regulations of the Securities Authority applicable thereto; (ii) were prepared in accordance with IFRS, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements); and (iii) fairly presented in all material respects the consolidated financial position of Hut and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Hut and its Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Hut Balance Sheet” means that audited consolidated statement of financial position (and notes thereto) of Hut and its Subsidiaries as of December 31, 2021 (the “Hut Balance Sheet Date”), set forth in Hut’s audited consolidated financial statements for the years ended December 31, 2021 and 2020 filed on SEDAR on March 17, 2022.

(d)
Hut maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the U.S. Exchange Act, NI 51-102, and the policies, rules and regulations of the TSX. Hut’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Hut is recorded and reported on a timely basis to the individuals responsible for the preparation of Hut’s filings with the Securities Authorities and other public disclosure documents. Hut maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the U.S. Exchange Act, and under the Securities Laws). Hut’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the material assets of Hut, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that material receipts and expenditures of Hut are being made only in accordance with authorizations of management and directors of Hut, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of any of the Hut Assets that could have a material effect on its financial statements.

(e)
Since the Hut Balance Sheet Date, neither Hut nor any of the Hut Material Subsidiaries, has received or otherwise obtained, to the knowledge of Hut, any material complaint, allegation, assertion or Action, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Hut or any of the Hut Material Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or Action that Hut or any of the Hut Material Subsidiaries has engaged in questionable accounting or auditing practices.

(f)
Hut’s auditors are independent in respect of Hut within the meaning of the rules of professional conduct applicable to auditors in Canada.

(g)
There has not ever been any “reportable event” (within the meaning of NI 51-102) with Hut’s auditors.

(h)
Neither Hut nor any of the Hut Material Subsidiaries, to the knowledge of Hut, has in the past three years received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or Action regarding the accounting or auditing practices, procedures, methodologies or methods of Hut or any of the Hut Material Subsidiaries or their respective internal accounting controls, including that Hut or any of the Hut Material Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with the IFRS or standard industry practice.

(9)
Restrictions on Business Activities.

Except for Hut Material Contracts disclosed in Section (15)(b) of the Hut Disclosure Letter, there is no non-competition agreement or any other Contract or Order binding upon Hut or any of the Hut Material Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of Hut or any of the Hut Material Subsidiaries or Affiliates, any acquisition of property by Hut or any of the Hut Material Subsidiaries or Affiliates, or the conduct of business by Hut or any of the Hut Material Subsidiaries or Affiliates, as currently conducted (including following the transactions contemplated by this Agreement), except in each case as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.
(10)
Absence of Certain Changes.

Except as disclosed in Section (10) of the Hut Disclosure Letter, since the Hut Balance Sheet Date, (a) as of the date of this Agreement, Hut and the Hut Material Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course; and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.
(11)
Absence of Undisclosed Liabilities.

Except as disclosed in Section (11) of the Hut Disclosure Letter, since the Hut Balance Sheet Date, neither Hut nor any of the Hut Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with IFRS, except for: (a) liabilities reflected or reserved against in Hut’s consolidated balance sheets (or the notes thereto) included in the Hut Public Company Documents, (b) liabilities that have been incurred by Hut or any of the Hut Subsidiaries since the Hut Balance Sheet Date in the Ordinary Course, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut. Neither Hut nor any of the Hut Subsidiaries is a party to, has any commitment to become a party to, or has an obligation to contribute to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Hut and any of the Hut Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in the instructions thereto of Form 51-102F1 of NI 51-102), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Hut or any of the Hut Subsidiaries, in Hut’s consolidated financial statements or the Hut Public Company Documents.
(12)
Litigation and Liabilities.

Except as disclosed in Section (12) of the Hut Disclosure Letter, there is no pending Action (other than Actions involving environmental matters or Tax matters, which are covered solely by Section (17) and Section (18), respectively) and, within the past 12 months, to the knowledge of Hut, no Person has threatened to commence any Action (other than Actions involving environmental matters or Tax matters, which are covered solely by Section (17) and Section (18), respectively), against Hut or any of the Hut Subsidiaries or any of the material Hut Assets, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut. There is no Order to which Hut or any of the Hut Subsidiaries, or any of the material Hut Assets, is subject which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.
(13)
Employee and Labour Matters; Benefit Plans.

(a)
Hut has made available to USBTC true and complete copies of, to the extent applicable with respect to each material Hut Benefit Plan: (i) the documents establishing the current terms for such Hut Benefit Plan, including all amendments and past versions of such documents that continue to be relevant with respect to any participants (and a complete description of such Hut Benefit Plan that does not have a written plan document); (ii) the most recent actuarial valuation for such Hut Benefit Plan for which such a valuation was prepared; (iii) the most recent favourable determination letter or opinion letter issued for each Hut Benefit Plan which is intended to be qualified under Section 401(a) of the Code or letter confirming registration of the Hut Benefit Plan under the Tax Act; (iv) the most recent service provider Contracts (including third-party administrative services, record-keeper and investment management Contracts); and (v) any material, non-routine correspondence with respect to such Hut Benefit Plan from any Governmental Entity within the previous three (3) years.
(b)
None of the Hut Benefit Plans promises or provides post-termination or retiree welfare benefits of any kind, including medical or life insurance benefits to any former or current employee of Hut or any of the Hut Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or other applicable Law. None of the Hut Benefit Plans are, and none of Hut, any Hut Subsidiary or any other ERISA Affiliate of Hut, sponsors, maintains or has any actual or contingent liability with respect to, or within the past six plan years has sponsored, maintained or had any actual or contingent liability with respect to, any plan that is, subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code. Except as set forth in (13)(b) of the Hut Disclosure Letter, or except as would not, individually or in the aggregate have a Material Adverse Effect in respect of Hut: (i) none of the Hut Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); (ii) all of the Hut Benefit Plans have been established, operated, administered, funded and maintained in all material respects in compliance with their terms, the terms of their trust or funding agreement, and all applicable Laws, including ERISA and the Code; (iii) there are no pending or, to the knowledge of Hut, threatened claims by, on behalf of or relating to any of the Hut Benefit Plans or otherwise relating to an Hut Benefit Plan (other than routine claims for benefits), to the knowledge of Hut, there are no facts which could reasonably be expected to provide a valid basis for any of the foregoing, nor, to the knowledge of Hut, are any of the foregoing or regulatory investigation, examination or audit pending or threatened; and (iv) no Hut Benefit Plan is maintained for the benefit of employees, directors, or other individual service providers who work primarily outside of the United States or Canada; and (v) Hut and the Hut Subsidiaries have no formal plan and have made no promise or commitment to create any additional benefit plans which would be considered to be a Hut Benefit Plan once created or to improve or change the benefits provided under any Hut Benefit Plans.

(c)
To the knowledge of Hut, Hut and the Hut Subsidiaries are and have been in compliance with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labour relations, equal employment opportunities, fair employment practices, human rights, pay equity, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, employment standards, wages, hours, overtime compensation, child labour, hiring, promotion and termination of employees, working conditions, accessibility, privacy, immigration, health and safety, workers’ compensation, and employment/unemployment insurance, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut. There are no Actions against Hut or any Hut Subsidiary or, to the knowledge of Hut, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of Hut or any Hut Subsidiary, including, without limitation, any Action relating to unfair labour practices, employment discrimination, harassment, retaliation, equal pay, wage and hours, improper classification of workers as independent contractors or any other employment related matter arising under applicable Laws, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.

(d)
All material accruals for unpaid vacation pay, premiums for employment/unemployment insurance, health premiums, pension plan contributions, accrued wages, salaries, fees, compensation, reimbursement, and commissions and employee benefit plan premiums payments have been reflected in the books and records of Hut and the Hut Subsidiaries. All current assessments under workers’ compensation legislation in relation to Hut and the Hut Subsidiaries and all of their respective contractors and subcontractors have been paid or accrued and reflected in the books and records of Hut and the Hut Subsidiaries.

(e)
Neither Hut nor any of the Hut Subsidiaries is a party to, or bound by, any collective bargaining, labour agreement or other Contract with any labour union, labour organization or other employee representative body, nor is any such Contract currently being negotiated. No Hut Employees are represented by any labour union, labour organization or other employee representative body with respect to their employment with Hut or a Hut Subsidiary; and to the knowledge of Hut, there are, and there have been, no activities or proceedings by any labour union, labour organization, group of employees or other party to organize or represent any such employees. There is no labour disruption, dispute, slowdown, stoppage, strike, lockout, complaint or grievance in effect or, to the knowledge of Hut, threatened, nor has there been any such event in the past five (5) years.

(f)
Except as otherwise provided in this Agreement, or as set forth in Section (13)(f) of the Hut Disclosure Letter, the execution and delivery of this Agreement, consummation of the transactions contemplated by this Agreement will not (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) cause or result in an increase in the amount of compensation or benefits or timing of vesting or payment of any benefits or compensation payable in respect of any former or current employee, officer or director of Hut or any of the Hut Subsidiaries (including the acceleration of the time of vesting or payment of any benefits or compensation); (ii) require the funding or securing of benefits under any Hut Benefit Plan, (iii) cause or result in an increase in the liabilities of Hut, USBTC, New Hut, any of their respective Subsidiaries, or any surviving entity to any third Person on account of matters relating to compensation or benefits in respect of any former or current employee, officer or director of Hut or any of the Hut Subsidiaries or (iv) result in any “parachute payment” as defined in Code §280G(b)(2) that would not be deductible by Hut or any of the Hut Subsidiaries. Neither Hut nor any of the Hut Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any employee or individual consultant for any Tax incurred by such employee or individual consultant, including under Code Section 409A or Code Section 4999, or any interest or penalty related thereto.
(g)
No Hut Benefit Plan is a “registered pension plan”, a “retirement compensation arrangement”, a “deferred profit sharing plan”, an “employee life and health trust”, an “employees profit sharing plan”, or an “employee trust”, as each of those terms is defined under the Tax Act. Hut does not intend and has never been found or alleged by a Governmental Entity to provide a “salary deferral arrangement” within the meaning of the Tax Act.

(h)
There are no participating employers in any Hut Benefit Plan sponsored by Hut or any of the Hut Subsidiaries other than Hut and the Hut Subsidiaries.

(i)
Neither Hut nor any of the Hut Subsidiaries is a party to a settlement agreement with a current or former officer, employee or independent contractor of Hut or any of the Hut Subsidiaries that involves allegations relating to sexual harassment or sexual misconduct by either (i) an officer of Hut or any of the Hut Subsidiaries or (ii) a Hut Employee at the level of manager or above. To the knowledge of Hut, in the last five (5) years, no allegations of sexual harassment or sexual misconduct have been made against (x) any officer of Hut or any of the Hut Subsidiaries or (y) a Hut Employee at the level of manager or above.

(j)
None of Hut’s or the Hut Subsidiaries’ employment, labour, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of Hut or any of the Hut Subsidiaries are currently being audited, investigated or subject to other Action by any Governmental Entity, nor has there been any such material audit, investigation or Action since January 1, 2018 in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.

(k)
Each Person who is currently providing services to Hut or any of the Hut Subsidiaries, or who previously provided services to Hut or any of the Hut Subsidiaries, as an independent contractor or consultant is or was properly classified and properly treated as an independent contractor or consultant by Hut or the Hut Subsidiaries except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut. Each individual who is currently providing services to Hut or any of the Hut Subsidiaries through a third-party service provider, or who previously provided services to Hut or any of the Hut Subsidiaries within the last two years through a third-party service provider, is not or was not a Hut Employee except, in each case, which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut. None of Hut or any of the Hut Subsidiaries within the last two years has a single employer, joint employer or similar relationship with any other company.

(l)
Except as made available to USBTC and as provided in Section (13)(l) of the Hut Disclosure Letter, Hut and the Hut Subsidiaries have not engaged in any plant closings, layoffs, furloughs or employment terminations, whether temporary or permanent, that trigger any obligations or liabilities under the WARN Act or other applicable Law since the Hut Balance Sheet Date and through the date hereof.

(14)
Compliance with Laws.

(a)
Each of Hut and the Hut Material Subsidiaries are and, since January 1, 2020, have been conducting the businesses and operations of Hut and the Hut Material Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Environmental Laws, which is covered solely by Section (17), (ii) Tax Laws, which is covered solely by Section (18), and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Anti-Money-Laundering Laws, which are covered solely by Section (24)(a)), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut. Neither Hut nor any of the Hut Material Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.

(b)
Except as disclosed in Section (14)(b) of the Hut Disclosure Letter, each of Hut and the Hut Material Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section (17)) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Hut Permits”), and all such Hut Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Hut of any of the Hut Permits is pending or, to the knowledge of Hut, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Hut Permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut. Hut and the Hut Material Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Hut Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.

(c)
(i) each of Hut and the Hut Material Subsidiaries and, to the knowledge of Hut, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the U.S. Exchange Act, and (ii) Hut is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and TSX, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.
(15)
Material Contracts.

(a)
All Contracts, including amendments thereto, required to be filed since January 1, 2021 in accordance with Part 12 of NI 51-102 have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b)
Other than the Contracts set forth in clause (a) above, Section (15)(b) of the Hut Disclosure Letter sets forth a correct and complete list, and Hut has made available to USBTC correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts (written or oral) pursuant to which Hut or any of the Hut Material Subsidiaries are a party (or are otherwise bound) as of the date hereof:

(i)
each Contract under which Hut or any of the Hut Material Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection) in excess of US$2,000,000 in the aggregate;

(ii)
each Contract that is a lease, sublease, license or right of way or occupancy agreement for real property involving annual payments in excess of US$1,000,000;

(iii)
each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) indebtedness for borrowed money in any amount in excess of US$2,000,000 or (B) other indebtedness of Hut or any of the Hut Material Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of US$2,000,000, other than Contracts solely between or among Hut and the Hut Material Subsidiaries and any of their directly or indirectly wholly-owned subsidiaries;

(iv)
each Contract for Hut Leased Real Property involving annual payments in excess of US$250,000 that are not terminable without penalty or other liability to Hut or any of the Hut Material Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 60 days;

(v)
each Contract providing for the establishment, organization or formation of any material joint venture, partnership, strategic alliance or similar arrangement (in each case other than solely between or among Hut and the Hut Material Subsidiaries and any of their directly or indirectly wholly-owned subsidiaries), or that is a Contract with a Governmental Entity;

(vi)
each Contract which is a collective bargaining or union agreement or any other material Contract with any labour union;

(vii)
each Contract that restricts Hut or any of the Hut Material Subsidiaries from paying dividends or other distributions to its shareholders;

(viii)
each Contract for any acquisition or divestiture that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that would reasonably be expected to result in (A) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of US$2,000,000 or (B) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of US$2,000,000 in the aggregate after the date hereof;

(ix)
each Contract (other than any other Contract otherwise covered by this Section (15)(b)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Hut or any of the Hut Material Subsidiaries outside the Ordinary Course, in each case, involving annual payments in excess of US$1,000,000 or aggregate payments in excess of US$1,000,000, or creates or would create a Lien on any material Hut Asset (other than Permitted Liens);

(x)
each Contract under which Hut or any of the Hut Material Subsidiaries is obligated to make or expects to receive payments in excess of US$2,000,000 over the remaining term of the Contract (in each case other than solely between or among Hut and the Hut Material Subsidiaries and any of their directly or indirectly wholly-owned subsidiaries);

(xi)
each Contract that limits or restricts, or purports to limit or restrict, Hut or any of the Hut Material Subsidiaries from engaging in any line of business or any geographic area in any material respect;

(xii)
each Contract which is between Hut or any of the Hut Material Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns 5% or more of the Hut Shares (or any Affiliates of any such Person) on the other hand involving aggregate annual payments in excess of US$250,000, other than compensation arrangements with the directors and officers of Hut in their capacity as such; or

(xiii)
each Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect in respect of Hut.

(c)
The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof, are referred to herein as “Hut Material Contracts”.

(d)
Except as otherwise disclosed in Section (15)(d) of the Hut Disclosure Letter, each Hut Material Contract is valid and binding on Hut or the Hut Material Subsidiary party thereto, as the case may be, and, to the knowledge of Hut, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term, (ii) restrictions on enforcement under bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles or (iii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut, in each case subject to Enforceability Exceptions, and is the product of fair and arms’ length negotiations between each of the parties to such Hut Material Contracts.

(e)
Except as disclosed in Section (15)(e) of the Hut Disclosure Letter, neither Hut nor any of the Hut Material Subsidiaries is in breach of, or default under the terms of, and, to the knowledge of Hut, no other party to any Hut Material Contract is in breach of, or default under the terms of, any Hut Material Contract, nor is any event of default (or similar term) continuing under any Hut Material Contract, and, to the knowledge of Hut, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Hut Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.

(16)
Title to Properties.

(a)
Section (16) of the Hut Disclosure Letter identifies the common address of each parcel or lot, as applicable, of real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Hut or any of the Hut Material Subsidiaries (collectively, including the improvements thereon, the “Hut Leased Real Property” and any such lease, sublease, license or other occupancy agreement and all amendments and modifications thereto with respect to the Hut Leased Real Property, a “Hut Lease”). True, complete in all material respects and correct copies of such Hut Leases have been delivered to Hut prior to the date hereof and such Hut Leases have not been amended or modified since that date.

(b)
(i) Hut and the Hut Material Subsidiaries have valid leasehold estates in the Hut Leased Real Property free and clear of all Liens, except Permitted Liens; (ii) each Hut Lease for the Hut Leased Real Property is in full force and effect; (iii) the Hut Leased Real Property is, in all material respects, in good condition and repair and adequate to operate such facilities as currently used, and to the knowledge of Hut, there are no facts or conditions affecting the Hut Leased Real Property which would interfere in any significant respect with the current use, occupancy or operation thereof; (iv) Hut’s and the Hut Material Subsidiaries’ possession and quiet enjoyment of Hut Leased Real Property under such Hut Leases has not been disturbed, and to the Hut’s knowledge, there are no material disputes with respect to such Hut Leases; and (v) there does not exist any pending or, to the knowledge of Hut, threatened, condemnation or eminent domain proceedings that affect any of the Hut Leased Real Property, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut. None of Hut or any of the Hut Material Subsidiaries, nor to the knowledge of Hut, any other party under any Hut Lease is in default under any Hut Lease and no event has occurred that, with notice or lapse of time or both would constitute a default by Hut or any of the Hut Material Subsidiaries or any other party under any Hut Lease or permit termination, modification or acceleration under the Hut Lease, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut.

(c)
Except as disclosed in Section 16 of the Hut Disclosure Letter, (i) Hut or the Hut Subsidiaries are exclusively entitled to all rights and benefits as lessee under the Hut Leases and neither Hut nor any of the Hut Subsidiaries have assigned, subleased, licensed, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Hut Leases or have otherwise granted any Person the right to use or occupy all or any portion of any Hut Leased Real Property, and (ii) the Hut Leased Real Property constitutes all of the real estate used in and necessary for the operation of the respective businesses of Hut and the Hut Material Subsidiaries.

(d)
None of Hut nor any of the Hut Material Subsidiaries own, or have ever owned, any real or immovable property, and is not subject to any agreement or option to own any real property. Other than the Hut Leased Real Property, no other real property is used in connection with the conduct of the business of Hut and the Hut Material Subsidiaries as currently conducted.

(e)
Except as disclosed in Section 16 of the Hut Disclosure Letter, Hut or one or more of its Subsidiaries has good and valid title to all material Hut Assets owned by Hut and its Subsidiaries, or a valid and enforceable lease regarding all material Hut Assets leased by Hut and its Subsidiaries, or a valid and enforceable contractual right with respect to all other material Hut Assets used in the operation of their respective businesses, in each case free and clear of all Liens (other than Permitted Liens). No Person has any right of first refusal, undertaking or commitment, or any right or privilege capable of becoming a right of first refusal, undertaking or commitment, to purchase or otherwise acquire any interest in any material Hut Assets. To the knowledge of Hut, all material tangible or corporeal Hut Assets (other than Hut Leased Real Property) are, in all material respects, in good operating condition and repair having regard to their uses and ages, and are adequate and suitable for their respective uses, and conform in all material respects to all applicable Laws. Hut and the Hut Subsidiaries have conducted all required repair and maintenance on such Hut Assets as is customary in their business, and, except for ordinary, routine maintenance and repairs that are not material in nature or cost, no maintenance or repairs are required that would materially interrupt the operation of the business of Hut and the Hut Subsidiaries as conducted in the Ordinary Course.
(17)
Environmental Matters.

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect in respect of Hut, (i) neither Hut nor any of the Hut Subsidiaries is in violation of any applicable Environmental Laws, (ii) Hut and the Hut Material Subsidiaries have all Permits required under any applicable Environmental Laws and are in compliance with their requirements, and (iii) there are no pending Actions, demand letters, liens, orders, directions or notices of non-compliance or violation relating to any Environmental Law against Hut or any of the Hut Material Subsidiaries, and, to the knowledge of Hut, there are no facts or circumstances which would reasonably be expected to form the basis for any such Actions, demand letters, liens, orders, directions or notices of non-compliance or violation.
(18)
Taxes.

Other than as set forth in Section (18) of the Hut Disclosure Letter, except as would not, individually or in the aggregate, have a Material Adverse Effect in respect of Hut:
(a)
each of Hut and the Hut Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects;

(b)
(i) each of Hut and the Hut Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it, including instalments on account of Taxes for the current year required by applicable Law, and Hut has provided adequate accruals in accordance with IFRS in the Hut Financial Statements for any Taxes of Hut and the Hut Subsidiaries for the period covered by such Hut Financial Statements that have not been paid whether or not shown as being due on any Tax Returns, and (ii) since the Hut Balance Sheet Date no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(c)
all material deficiencies for Taxes asserted or assessed against any of Hut or the Hut Subsidiaries have been paid in full, accrued on the books of Hut or finally settled;

(d)
each of Hut and the Hut Subsidiaries has duly and timely withheld all material Taxes required by Law to be withheld by it in connection with any amounts paid or owing to any employee, independent contractor, supplier, creditor, shareholder, non-resident or other third party (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other material amounts required by Law to be remitted by it;

(e)
each of Hut and the Hut Subsidiaries has duly and timely collected all amounts on account of any sales, use, value added, or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales Taxes and state and local Taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it;

(f)
none of Hut nor the Hut Subsidiaries has in place with a Governmental Entity any agreement or extension of time for which to file any Tax Returns or pay any amount of Tax, by way of assessment or otherwise, other than extensions of time granted in the ordinary course of business, and no such entity has an extension or waiver of a statute of limitation relating to the assessment or reassessment, or collection of any amount of Tax;

(g)
there are no proceedings, investigations, audits or Actions now in progress, pending, or threatened in writing against Hut and the Hut Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(h)
except as disclosed in Section 18 of the Hut Disclosure Letter, none of sections 17, 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to Hut or any of the Hut Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of sections 17, 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to Hut or any of the Hut Subsidiaries;

(i)
Hut and the Hut Subsidiaries are in compliance with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation (as required under the Tax Act or any equivalent provincial or territorial Law, and any other applicable Laws and regulations). Hut and the Hut Subsidiaries have not participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the Tax Act or any equivalent provincial or territorial Law. Hut and the Hut Subsidiaries have, on a timely basis, made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act;

(j)
for the purposes of the Tax Act and any other relevant Tax purposes:

(i)
Hut is (A) a “taxable Canadian corporation”, (B) a “public corporation”, and (C) a resident of Canada and is not resident in any other country;

(ii)
each of the Hut Subsidiaries is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country;

(iii)
to the knowledge of Hut, none of Hut nor any of the Hut Subsidiaries (A) has a permanent establishment, or (B) is engaged in trade or business (or comparable non-U.S. standard in any jurisdiction outside of the United States), in either case, in a jurisdiction other than its country of organization; and

(iv)
no written Action has been made by any Governmental Entity in a jurisdiction where Hut or any of the Hut Subsidiaries does not file Tax Returns that such entity is or may be subject to Tax by, or required to file any Tax Returns in, that jurisdiction; and

(k)
there are no Liens for Taxes upon any Hut Assets (other than Liens (A) relating to Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been recorded on the Hut Balance Sheet, and (B) which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of Hut).

(19)
Insurance.

(a)
Hut maintains director and officer insurance on a basis that Hut believes to be consistent with insurance obtained by reasonably prudent participants in comparable businesses. Such insurance coverage is of a type and in an amount reasonable for the businesses in which Hut operates. Hut has not made any claim on any policy of insurance or been refused any insurance coverage sought or applied for under any of Hut’s insurance policies. Hut has no reason to believe that it will not be able to renew its existing director and officer insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its and Hut’s businesses at a cost that would not be reasonably expected to have a Material Adverse Effect in respect of Hut.

(b)
The Hut Assets are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances, such coverage is in full force and effect and Hut has not failed to comply to promptly give any notice of, or present any, material claim thereunder.

(20)
Intellectual Property; IT and Data Privacy & Security.

(a)
Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Hut, each of Hut and the Hut Material Subsidiaries owns or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property used or held for use in, or necessary to conduct, the business of Hut and the Hut Material Subsidiaries as currently conducted.

(b)
All of the licensees, sublicenses and other Contracts concerning Intellectual Property that are material to the conduct of the business of Hut and the Hut Material Subsidiaries as currently conducted or as currently proposed to be conducted to which Hut or any of the Hut Material Subsidiaries is a party are valid and binding obligations of Hut or the Hut Material Subsidiaries, as applicable, enforceable in accordance with their terms, and, to the knowledge of Hut, there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by Hut or any of the Hut Material Subsidiaries, as applicable, under any such Contract.

(c)
To the knowledge of Hut, the conduct of the business of Hut and the Hut Material Subsidiaries as currently conducted does not infringe, dilute, misappropriate or otherwise impair or conflict with any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Hut. The Intellectual Property of Hut or any of the Hut Material Subsidiaries which is material to the conduct of the business of Hut and the Hut Material Subsidiaries as a whole as currently conducted or as currently proposed to be conducted is not, to Hut’s knowledge, being infringed, diluted, misappropriated or otherwise impaired by any third party.

(d)
There is no litigation or order pending or outstanding or, to Hut’s knowledge, threatened or pending that seeks to limit or challenge the ownership, use, validity or enforceability of any Intellectual Property of Hut or any of the Hut Material Subsidiaries and the use by Hut or any of the Hut Material] Subsidiaries of any Intellectual Property owned by a third party, in each case that is reasonably expected to have a Material Adverse Effect, individually or in the aggregate, in respect of Hut, and, to Hut’s knowledge, there is no valid basis for the same. Neither Hut nor any of the Hut Material Subsidiaries has received any written communications alleging that Hut or any of the Hut Material Subsidiaries has violated or, by conducting its business as presently proposed, would violate any Intellectual Property or other proprietary rights of any other person, nor is Hut aware of any basis therefor.

(e)
Hut and the Hut Material Subsidiaries have taken commercially reasonable measures to enforce, maintain and protect the confidentiality of Trade Secrets that are owned or used in the businesses of Hut and the Hut Material Subsidiaries, as currently conducted or as currently proposed to be conducted, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Hut.
(f)
Except in each case as would not reasonably be expected to have a Material Adverse Effect in respect of Hut, to Hut’s knowledge, (i) the Hut Systems are adequate for, and operate and perform as required in connection with the operation of the business of Hut and the Hut Subsidiaries as currently conducted, (ii) Hut and the Hut Material Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards intended to control risks and to maintain and protect their confidential information and the integrity, continuous operation, redundancy and security of all Hut Systems and Hut Data (including all personal, personally identifiable, sensitive, confidential or regulated data) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability, and there are no material incidents under internal review or investigations relating to the same, (iii) Hut and the Hut Material Subsidiaries presently comply, and have complied at all times, with all applicable Privacy Laws, industry standards, and internal policies and contractual obligations relating to the privacy and security of the Hut Systems and the Hut Data and to the protection of such Hut Systems and Hut Data from unauthorized use, access, misappropriation or modification, and (iv) Hut and the Hut Subsidiaries have entered into data processing agreements compliant in all material respects with all applicable Privacy Laws with each of its subscribers, and, to Hut’s knowledge, there is no non-compliance with the terms of such data processing agreements by such subscribers.

(21)
Related Party Transactions.

Except for (i) Contracts filed or incorporated by reference as an exhibit to the Hut Public Company Documents and (ii) the Hut Benefit Plans, Hut has made available to USBTC Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Hut or any of the Hut Material Subsidiaries and, on the other hand, any (x) present executive officer or director of Hut or any of the Hut Material Subsidiaries or any Person that has served as an executive officer or director of Hut or any of the Hut Material Subsidiaries since January 1, 2022 or any of such officer’s director’s immediate family members, (y) record or beneficial owner of more than five percent (5%) of the Hut Shares as of the date of this Agreement or (z) Hut’s knowledge, any Affiliate of any such officer, director or owner (other than Hut or any of the Hut Subsidiaries).
(22)
Financial Advisor.

Section (22) of the Hut Disclosure Letter contains a complete and accurate list of any broker, investment banker, financial advisor or other person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Hut, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section (22) of the Hut Disclosure Letter.
(23)
Fairness Opinion.

The Hut Board has received oral summaries of the Hut Fairness Opinions. The fee payable to Kroll, LLC shall be a flat fee for delivery of the Hut Fairness Opinion delivered by such financial advisor and no portion of any fee payable to such financial advisor shall be conditional on the Closing.
(24)
Regulatory Matters.

(a)
Anti-Money-Laundering Laws, Anti-Corruption, and Economic Sanctions/Trade.

(i)
The operations of Hut and the Hut Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, and all applicable Anti-Money Laundering Laws, and no Action by or before any court or Governmental Entity or any arbitrator involving Hut or any of the Hut Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to Hut’s knowledge, threatened.

(ii)
None of Hut nor the Hut Subsidiaries, or any director, officer, or employee thereof, or, to Hut’s knowledge, any agent or Representative of Hut or the Hut Subsidiaries, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a Governmental Entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action, or to any person in violation of any applicable Anti-Corruption Laws; and (ii) Hut and the Hut Subsidiaries have conducted their businesses in compliance with applicable Anti-Corruption Laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such Laws and with the representations and warranties contained herein.

(iii)
None of Hut, the Hut Subsidiaries, or, to Hut’s knowledge, any director, officer, or employee thereof, or, to Hut’s knowledge, any agent, Affiliate or Representative of Hut or the Hut Subsidiaries, is a Person that is, or is owned or controlled by one or more Persons that are Sanctions Targets.

(b)
For the past five years, Hut and the Hut Subsidiaries have not engaged in, and are not now engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was a Sanctions Target (including, without limitation, Persons subject to financial sanctions aimed at restricting the access of certain Russian entities to capital markets), or otherwise violated any Economic Sanctions/Trade Laws. Hut and the Hut Subsidiaries have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with Economic Sanctions/Trade Laws. Neither Hut nor the Hut Subsidiaries have (i) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any Economic Sanctions/Trade Laws, (ii) been the subject of a past, current, pending or threatened investigation, inquiry or enforcement proceeding for a violation of Economic Sanctions/Trade Laws, or (iii) received any notice, request, penalty, or citation for any actual or potential non-compliance with Economic Sanctions/Trade Laws.
(c)
Hut is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.

(25)
Information to be Supplied.

None of the information supplied or to be supplied by or on behalf of Hut for inclusion or incorporation by reference in the Hut Circular will, at the time the Hut Circular is mailed to the Hut Shareholders, or at the time of the Hut Meeting, contain any Misrepresentation. The Hut Circular will comply as to form in all material respects with the applicable Securities Laws. Notwithstanding the foregoing, Hut makes no representation or warranty with respect to any information supplied by or to be supplied by USBTC that is included or incorporated by reference in the foregoing documents or used in the preparation thereof.
(26)
No Additional Representations.

(a)
Hut represents, acknowledges and agrees that, except for the representations and warranties contained in Schedule “D” or the USBTC Support Agreement (in each case, such exception solely with respect to the Persons party thereto) (i) neither USBTC, the USBTC Subsidiaries, nor any of their respective Affiliates or Representatives makes or has made, nor is Hut relying nor has it relied on, and Hut expressly disclaims any reliance on, any statement, representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) USBTC or any USBTC Subsidiary; (y) any of USBTC’s, or any of USBTC’s Subsidiaries’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Arrangement and the other transactions contemplated by this Agreement, and (ii) USBTC, the USBTC Subsidiaries, and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by USBTC, the USBTC Subsidiaries, and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Hut by any Representative of USBTC or any of the USBTC Subsidiaries or Affiliates).

(b)
Without limiting the generality of Section (26)(a) above, Hut acknowledges and agrees that (i) in connection with its investigation of USBTC and the USBTC Material Subsidiaries, Hut has received from or on behalf of USBTC or the USBTC Material Subsidiaries certain projections, including projected statements of operating revenues and income from operations of USBTC and the USBTC Material Subsidiaries and certain business plan information of USBTC and the USBTC Material Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts and plans, that Hut is familiar with such uncertainties, and that Hut is taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections, and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), (iii) neither USBTC nor any of the USBTC Subsidiaries, Affiliates, or Representatives makes any representations or warranties whatsoever with respect to such estimates, projections, and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), and Hut has not relied thereon, and (iv) neither Hut nor any of its respective Affiliates will have claim against USBTC or the USBTC Material Subsidiaries, or any other Person with respect thereto.

SCHEDULE “D”
REPRESENTATIONS AND WARRANTIES OF USBTC
(1)
Organization and Qualification.

(a)
Each of USBTC and the USBTC Material Subsidiaries has (A) been duly incorporated or formed, as applicable, and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, as applicable; and (B) has all requisite corporate power and authority, and all necessary Permits in order to own, lease and operate its respective USBTC Assets and conduct its businesses as currently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.

(b)
Each of USBTC and the USBTC Material Subsidiaries is qualified to do business, is up-to-date in respect of all material corporate filings and is in good standing as a foreign corporation or company, as applicable, in each jurisdiction where the ownership, leasing or operation of its respective USBTC Assets or conduct of its business requires such qualification, except where the failure to be so qualified, up-to-date or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.

(c)
USBTC has delivered, or made available to Hut, accurate and complete copies of the Organizational Documents of USBTC and each of the USBTC Material Subsidiaries, each as amended to the date hereof, and each as so delivered is in full force and effect. Neither USBTC nor any of the USBTC Material Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Organizational Documents. No steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of USBTC or any of the USBTC Material Subsidiaries and no board approvals have been given to commence any such proceeding.

(d)
USBTC has made available to Hut, USBTC’s and any of the USBTC Subsidiaries’ share capital, equity interests or other direct or indirect ownership interests in any other Person other than shares, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of USBTC. All such shares, equity interests or other direct or indirect ownership interests (i) have, to the knowledge of USBTC, been validly issued and are fully paid and non-assessable, and (ii) are owned by USBTC, by one or more USBTC Subsidiaries or by USBTC and one or more of the USBTC Subsidiaries, in each case free and clear of all Liens other than Permitted Liens or transfer restrictions imposed by applicable Law.

(e)
Except for the USBTC Material Subsidiaries, no other entity owned or controlled by USBTC or a USBTC Material Subsidiary has, whether individually or in the aggregate, any material USBTC Assets, operations, or liabilities of any kind, and will not have (and will not cause the USBTC to have) any material liability, whether individually or in the aggregate, as a result of, arising from, or in connection with the execution of this Agreement or the completion by USBTC of the transactions contemplated by this Agreement.

(2)
Capitalization.

(a)
The authorized share capital of USBTC consists of (i) 125,000,000 shares of USBTC Common Stock and (ii) 40,000,000 USBTC Preferred Stock, of which 7,855,500 shares are designated as Series A Preferred Stock, 10,000,000 shares are designated as Series B Preferred Stock, 3,750,000 shares are designated as Series B-1 Preferred Stock, and 16,557,000 shares are designated as Series C Preferred Stock. As of the date of this Agreement, (i) 45,696,750 shares of USBTC Common Stock were issued and outstanding and (ii) 18,617,250 shares of USBTC Preferred Stock were issued and outstanding, comprising of 7,824,000 shares of Series A Preferred Stock, 10,000,000 shares of Series B Preferred Stock, and 793,250 shares of Series B-1 Preferred Stock. All of the outstanding shares of capital stock of USBTC have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any pre-emptive right, and all USBTC Shares which may be issued pursuant to the exercise or vesting of 6,832,507 outstanding options to purchase USBTC Common Stock will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive right. Except as described in this Section (2)(a), there is not any phantom equity or other contractual rights the value of which is determined in whole or in part by the value of any share capital of USBTC. Other than USBTC Shares, there are no other authorized classes of share capital of USBTC.

(b)
Section (2)(b) of the USBTC Disclosure Letter sets out the number of USBTC Shares held by each USBTC Stockholder. To the knowledge of USBTC, each USBTC Stockholder owns such USBTC Shares as the registered and beneficial owner thereof with good title, free and clear of all Liens.

(c)
Except as set forth in Section (2)(c) of the USBTC Disclosure Letter, none of USBTC or any USBTC Subsidiary is a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any securities of USBTC or any USBTC Subsidiary or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in USBTC or any USBTC Subsidiary. Other than the USBTC Support Agreements to be executed concurrently with this Agreement, or as otherwise set forth in Section (2)(c) of the USBTC Disclosure Letter, there are no voting trusts or other agreements or understandings to which USBTC, any of the USBTC Material Subsidiaries or, to the knowledge of USBTC, any of their respective executive officers or directors is a party with respect to the voting of USBTC Shares or the share capital or other equity interests of any of the USBTC Material Subsidiaries.

(d)
Other than outstanding options to purchase USBTC Common Stock, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares or other equity interests to which USBTC or any of the USBTC Material Subsidiaries is a party obligating USBTC or any of the USBTC Material Subsidiaries to (i) issue, transfer or sell any USBTC Shares or other equity interests of USBTC or any of the USBTC Material Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the USBTC Material Subsidiaries. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, pre-emptive rights or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which USBTC or any of the USBTC Material Subsidiaries will be bound calling for the purchase or issuance of any of the share capital of USBTC or any of the USBTC Material Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.

(e)
Except as set forth in Section (2)(e) of the USBTC Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of USBTC or any of the USBTC Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the USBTC Stockholders or other equity holders of USBTC or any of the USBTC Subsidiaries may vote.

(3)
Corporate Authority; Approval.

(a)
USBTC has all requisite corporate power and authority to enter into and to perform its obligations under (i) this Agreement and, subject to the passing of the USBTC Resolution by way of the USBTC Consent, to consummate the Merger and the other transactions contemplated hereby, and (ii) the USBTC Support Agreements. The execution and delivery of this Agreement by USBTC and the consummation with respect to USBTC of the Merger and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of USBTC (subject to obtaining the Required Regulatory Approvals, the USBTC Stockholder Approval, the Interim Order and the Final Order).

(b)
The USBTC Board has unanimously (i) determined that the Transaction is in the best interests of USBTC, (ii) after consultation with its legal advisors and financial advisors, determined that the Transaction is fair to such USBTC Stockholders; (iii) adopted this Agreement, and authorized the execution and delivery of this Agreement and the performance of its obligations hereunder, (iv) authorized the execution and delivery of the USBTC Support Agreement and the performance of its obligations thereunder, (v) resolved to recommend that the USBTC Stockholders grant the USBTC Stockholder Approval. Such resolutions of the USBTC Board have not been rescinded, modified or withdrawn in any way.

(c)
This Agreement has been duly executed and delivered by USBTC and, assuming the due execution and delivery of this Agreement by Hut, constitutes the legal, valid, and binding obligation of USBTC, enforceable against USBTC in accordance with its terms, except as the enforceability may be limited by the Enforceability Exceptions.

(4)
Subsidiaries.

(a)
Section (4)(a) of the USBTC Disclosure Letter sets forth a complete and accurate list of all the Subsidiaries owned by USBTC, including the type of equity issued and outstanding of each such Subsidiary and the holder thereof. All of the issued and outstanding shares of capital stock and other ownership interests in such Subsidiaries are duly authorized, validly issued, fully paid, non-assessable, not subject to any pre-emptive right, and are held, directly or indirectly, by USBTC or one of the USBTC Material Subsidiaries owned free and clear of all Liens (other than Permitted Liens), and there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares or other equity interests regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in such Subsidiaries, except as otherwise disclosed in Section (4)(a) of the USBTC Disclosure Letter.

(b)
There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing any third party the right to purchase or acquire ownership interests in the material assets or properties of any of the USBTC Material Subsidiaries.

(5)
Vote Required.

The USBTC Stockholder Approval constitutes the only vote, consent, approval determination or other action of the holders of any class or series of shares of USBTC’s capital stock necessary to approve this Agreement and otherwise approve and consummate the Merger, and the other transactions contemplated by this Agreement as set forth herein.

(6)
Governmental Filings; No Violations; Etc.

(a)
Other than the Articles of Merger and the filings, notices, waiting periods or approvals required by (i) Section 6.5 of this Agreement, including the Interim Order and any approvals required thereunder, the Final Order and filings with the Registrar under the BCBCA, (ii) the Required Regulatory Approvals and (iii) the rules and regulations of each of Nasdaq and TSX, no consent, approval, Order, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to USBTC in connection with the execution and delivery of this Agreement, the performance by USBTC of its obligations under this Agreement and the consummation by USBTC of the Merger and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.

(b)
The execution and delivery of this Agreement by USBTC does not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time or both):

(i)
violate or conflict with any provision of the Organizational Documents of USBTC or any of the USBTC Material Subsidiaries;

(ii)
subject to the filings, notices, waiting periods or approvals contemplated by Section (6)(a) and obtaining the USBTC Stockholder Approval, violate or conflict with any Laws or any Order applicable to USBTC or any of the USBTC Material Subsidiaries or any of their respective USBTC Assets;

(iii)
subject to obtaining the third-party consents and approvals set forth in Section (6)(b) of the USBTC Disclosure Letter, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the USBTC Assets pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which USBTC or any of the USBTC Material Subsidiaries is now a party or by which it or any of its assets may be bound; or

(iv)
result in the creation of any Lien upon any of the USBTC Assets;

except in the case of the foregoing clauses (ii), (iii), and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Lien that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.
(c)
All necessary elections or waivers (other than the USBTC Stockholder Approval) of or from the Requisite Holders necessary under the Organizational Documents of USBTC as in effect on the date of this Agreement, in order for the Transaction to occur as contemplated in this Agreement, have been obtained, are in full force and effect as of the date hereto.

(7)
Securities Laws

Except as set forth in Section (7) of the USBTC Disclosure Letter, USBTC is in compliance, in all material respects, with all applicable U.S. Securities Laws and there are no current, pending or, to the knowledge of USBTC, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any U.S. Securities Laws. Except as set forth in Section (7) of the USBTC Disclosure Letter, USBTC has filed all documents and information required to be filed by it (if any), whether pursuant to applicable U.S. Securities Laws or otherwise, and such filings complied with applicable U.S. Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.
(8)
Financial Statements.

(a)
The USBTC Financial Statements (including related notes) (i) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements); and (iii) fairly presented in all material respects the consolidated financial position of USBTC and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of USBTC and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “USBTC Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of USBTC and its consolidated Subsidiaries as of June 30, 2022 (the “USBTC Balance Sheet Date”).

(b)
USBTC’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by USBTC is recorded and reported on a timely basis. USBTC’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the material assets of USBTC, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that material receipts and expenditures of USBTC are being made only in accordance with authorizations of management and directors of USBTC and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of USBTC’s assets that could have a material effect on its financial statements.

(c)
Since the USBTC Balance Sheet Date, neither USBTC nor any of the USBTC Material Subsidiaries, has received or otherwise obtained, to the knowledge of USBTC, any material complaint, allegation, assertion or Action, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of USBTC or any of the USBTC Material Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or Action that USBTC or any of the USBTC Material Subsidiaries has engaged in questionable accounting or auditing practices.

(d)
USBTC’s auditors are independent in respect of USBTC within the meaning of the rules of professional conduct applicable to auditors in the United States of America.

(e)
Neither USBTC nor any of the USBTC Material Subsidiaries, to the knowledge of USBTC, has in the past three years received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of USBTC or any of the USBTC Material Subsidiaries or their respective internal accounting controls, including that USBTC or any of the USBTC Material Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with the U.S. GAAP or standard industry practice.

(9)
Restrictions on Business Activities.

There is no Order binding upon USBTC or any of the USBTC Material Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of USBTC or any of the USBTC Material Subsidiaries or Affiliates, any acquisition of property by USBTC or any of the USBTC Material Subsidiaries or Affiliates, or the conduct of business by USBTC or any of the USBTC Material Subsidiaries or Affiliates, as currently conducted (including following the transactions contemplated by this Agreement), except in each case as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.
(10)
Absence of Certain Changes.

Since the USBTC Balance Sheet Date, (a) as of the date of this Agreement, USBTC and the USBTC Material Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course; and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.
(11)
Absence of Undisclosed Liabilities.

(a)
Since the USBTC Balance Sheet Date, neither USBTC nor any of the USBTC Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with U.S. GAAP, except for: (a) liabilities reflected or reserved against in the USBTC Balance Sheet (or the notes thereto); (b) liabilities that have been incurred by USBTC or any of the USBTC Subsidiaries since the USBTC Balance Sheet Date in the Ordinary Course, (c) liabilities incurred in connection with the transactions contemplated by this Agreement, (d) liabilities incurred in connection with the restructuring of all obligations outstanding under those certain Equipment Loan and Security Agreements, entered into between USBTC, as borrower, and [REDACTED — CONFIDENTIAL], pursuant to, and in accordance with, the terms of the [REDACTED — CONFIDENTIAL]; and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC. Other than as set forth in Section (11) of the USBTC Disclosure Letter, neither USBTC nor any of the USBTC Subsidiaries is a party to, or has any commitment to become a party to, or has an obligation to contribute to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among USBTC and any of the USBTC Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand).

(12)
Litigation and Liabilities.

Except as set forth in Section (12) of the USBTC Disclosure Letter, there is no pending Action (other than Actions involving environmental matters or Tax matters, which are covered solely by Section (17) and Section (18), respectively) and, within the past 12 months, to the knowledge of USBTC, no Person has threatened to commence any Action (other than Actions involving environmental matters or Tax matters, which are covered solely by Section (17) and Section (18), respectively), against USBTC or any of the USBTC Subsidiaries or any of the material USBTC Assets, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC. There is no Order to which USBTC or any of the USBTC Subsidiaries, or any of the material USBTC Assets, is subject which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.
(13)
Employee and Labour Matters; Benefit Plans.

(a)
USBTC has made available to Hut true and complete copies of, to the extent applicable with respect to each material USBTC Benefit Plan: (i) the documents establishing the current terms for such USBTC Benefit Plan, including all amendments and past versions of such documents that continue to be relevant with respect to any participants (and a complete description of such USBTC Benefit Plan that does not have a written plan document), (ii) the most recent actuarial valuation of each USBTC Benefit Plan for which such a valuation was prepared, (iii) the most recent favourable determination letter or opinion letter issued for each USBTC Benefit Plan which is intended to be qualified under Section 401(a) of the Code or letter confirming registration of the USBTC Benefit Plan under the Tax Act, (iv) the most recent service provider Contracts (including third-party administrative services, record-keeper and investment management Contracts), and (v) any material, non-routine correspondence with respect to such USBTC Benefit Plan from any Governmental Entity within the previous three (3) years.
(b)
None of the USBTC Benefit Plans promises or provides post-termination or retiree benefits of any kind, including medical or life insurance benefits to any former or current employee of USBTC or any of the USBTC Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or other applicable Law). None of the USBTC Benefit Plans are, and none of USBTC, any USBTC Subsidiary or any other ERISA Affiliate of USBTC, sponsors, maintains or has any actual or contingent liability with respect to, or within the past six plan years has sponsored, maintained or had any actual or contingent liability with respect to, any plan that is, subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code. Except as set forth in (13)(b) of the USBTC Disclosure Letter, or except as would not, individually or in the aggregate have a Material Adverse Effect in respect of USBTC: (i) none of the USBTC Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); (ii) all of the USBTC Benefit Plans have been established, operated, administered, funded and maintained in all material respects in compliance with their terms, the terms of their trust or funding agreement, and all applicable Laws, including ERISA and the Code; (iii) there are no pending or, to the knowledge of USBTC, threatened claims by, on behalf of or relating to any of the USBTC Benefit Plans or otherwise relating to a USBTC Benefit Plan (other than routine claims for benefits), to the knowledge of USBTC, there are no facts which could reasonably be expected to provide a valid basis for any of the foregoing, nor, to the knowledge of USBTC, are any of the foregoing or regulatory investigation, examination or audit pending or threatened; (iv) no USBTC Benefit Plan is maintained for the benefit of employees, directors, or other individual service providers who work primarily outside of the United States or Canada; (v) each USBTC Benefit Plan which is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code, has either received a favorable determination letter or opinion letter from the Internal Revenue Service that such USBTC Benefit Plan is so qualified or has requested such a favorable determination letter within the remedial amendment period of Section 401(b) of the Code and, to the knowledge of USBTC there are no facts or circumstances that would reasonably be expected to jeopardize the qualification of such USBTC Benefit Plan; and (vi) USBTC and the USBTC Subsidiaries have no formal plan and have made no promise or commitment to create any additional benefit plans which would be considered to be a USBTC Benefit Plan once created or to improve or change the benefits provided under any USBTC Benefit Plans.

(c)
To the knowledge of USBTC, USBTC and the USBTC Subsidiaries are and have been in compliance with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labour relations, equal employment opportunities, fair employment practices, human rights, pay equity, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, employment standards, wages, hours, overtime compensation, child labour, hiring, promotion and termination of employees, working conditions, accessibility, privacy, immigration, health and safety, workers’ compensation, and employment/unemployment insurance, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC. There are no Actions against USBTC or any USBTC Material Subsidiary pending or, to the knowledge of USBTC, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former applicant, employee, consultant or independent contractor of USBTC or any USBTC Material Subsidiary, including, without limitation, any Action relating to unfair labour practices, employment discrimination, harassment, retaliation, equal pay, wage and hours, improper classification of workers as independent contractors or any other employment related matter arising under applicable Laws, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.

(d)
All material accruals for unpaid vacation pay, premiums for employment/unemployment insurance, health premiums, pension plan contributions, accrued wages, salaries, fees, compensation, reimbursement and commissions and employee benefit plan premiums and payments have been reflected in the books and records of USBTC and the USBTC Subsidiaries. All current assessments under workers’ compensation legislation in relation to USBTC and the USBTC Subsidiaries and all of their respective contractors and subcontractors have been paid or accrued and reflected in the books and records of USBTC and the USBTC Subsidiaries.

(e)
Neither USBTC nor any of the USBTC Subsidiaries is a party to, or bound by, any collective bargaining, labour agreement or other Contract with any labour union, labour organization or other employee representative body, nor is any such Contract currently being negotiated. No USBTC Employees are represented by any labour union, labour organization or other employee representative body with respect to their employment with USBTC or a USBTC Subsidiary; and to the knowledge of USBTC, there are, and there have been, no activities or proceedings by any labour union, labour organization, group of employees or other party to organize or represent any such employees. There is no labour disruption, dispute, slowdown, stoppage, strike, lockout, complaint or grievance in effect or, to the knowledge of USBTC, threatened, nor has there been any such event in the past five (5) years.

(f)
Except as otherwise provided in this Agreement, or as set forth in Section (13)(f) of the USBTC Disclosure Letter, the execution and delivery of this Agreement, consummation of the transactions contemplated by this Agreement will not (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) cause or result in an increase in the amount of compensation or benefits or timing of vesting or payment of any benefits or compensation payable in respect of any former or current employee, officer or director of USBTC or any of the USBTC Subsidiaries (including the acceleration of the time of vesting or payment of any benefits or compensation); (ii) require the funding or securing of benefits under any USBTC Benefit Plan, (iii) cause or result in an increase in the liabilities of USBTC or any USBTC Subsidiaries on account of matters relating to compensation or benefits in respect of any former or current employee, officer or director of USBTC or any of the USBTC Subsidiaries or (iv) result in any “parachute payment” as defined in Code §280G(b)(2) that would not be deductible by USBTC or any of the USBTC Subsidiaries. Neither USBTC nor any of the USBTC Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any employee or individual consultant for any Tax incurred by such employee or individual consultant, including under Code Section 409A or Code Section 4999, or any interest or penalty related thereto.
(g)
No USBTC Benefit Plan is a “registered pension plan”, a “retirement compensation arrangement” a “deferred profit sharing plan”, an “employee life and health trust”, an “employees profit sharing plan”, or an “employee trust”, as each of those terms is defined under the Tax Act. USBTC does not intend and has never been found or alleged by a Governmental Entity to provide a “salary deferral arrangement” within the meaning of the Tax Act.

(h)
There are no participating employers in any USBTC Benefit Plan sponsored by USBTC or any of the USBTC Subsidiaries other than USBTC and the USBTC Subsidiaries.

(i)
Neither USBTC nor any of the USBTC Subsidiaries is a party to a settlement agreement with a current or former officer, employee or independent contractor of USBTC or any of the USBTC Subsidiaries that involves allegations relating to sexual harassment or sexual misconduct by either (i) an officer of USBTC or any of the USBTC Subsidiaries or (ii) a USBTC Employee at the level of manager or above. To the knowledge of USBTC, in the last five (5) years, no allegations of sexual harassment or sexual misconduct have been made against (x) any officer of USBTC or any of the USBTC Subsidiaries or (y) a USBTC Employee at the level of manager or above.

(j)
None of USBTC’s or the USBTC Subsidiaries’ employment, labour, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of USBTC or any of the USBTC Subsidiaries are currently being audited, investigated or subject to other Action by any Governmental Entity, nor has there been any such material audit, investigation or Action since January 1, 2018.

(k)
Each Person who is currently providing services to USBTC or any of the USBTC Subsidiaries, or who previously provided services to USBTC or any of the USBTC Subsidiaries, as an independent contractor or consultant is or was properly classified and properly treated as an independent contractor or consultant by USBTC or the USBTC Subsidiaries except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC. Each individual who is currently providing services to USBTC or any of the USBTC Subsidiaries through a third-party service provider, or who previously provided services to USBTC or any of the USBTC Subsidiaries within the last two years through a third-party service provider, is not or was not a USBTC Employee except, in each case, which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC. None of USBTC or any of the USBTC Subsidiaries within the last two years has a single employer, joint employer, alter ego or similar relationship with any other company.

(l)
Except as made available to Hut and as provided in Section (13)(l) of the USBTC Disclosure Letter, USBTC and the USBTC Subsidiaries have not engaged in any plant closings, layoffs, furloughs or employment terminations, whether temporary or permanent, that trigger any obligations or liabilities under the WARN Act or other applicable Law since the USBTC Balance Sheet Date and through the date hereof.

(14)
Compliance with Laws.

(a)
Except as set forth in Section (7) of the USBTC Disclosure Letter, each of USBTC and the USBTC Material Subsidiaries are and, since December 4, 2020, have been conducting the businesses and operations of USBTC and the USBTC Material Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Environmental Laws, which is covered solely by Section (17), (ii) Tax Laws, which is covered solely by Section (18), and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Anti-Money-Laundering Laws, which are covered solely by Section (23)(a)), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC. Except as set forth in Section (7) of the USBTC Disclosure Letter, neither USBTC nor any of the USBTC Material Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.

(b)
Each of USBTC and the USBTC Material Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section (17)) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “USBTC Permits”), and all such USBTC Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by USBTC of any of the USBTC Permits is pending or, to the knowledge of USBTC, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the USBTC Permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.

USBTC and the USBTC Material Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the USBTC Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.
(c)
(i) each of USBTC and the USBTC Material Subsidiaries and, to the knowledge of USBTC, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the U.S. Exchange Act, and (ii) USBTC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

(15)
Material Contracts.

(a)
Section (15)(a) of the USBTC Disclosure Letter sets forth a correct and complete list, and USBTC has made available to Hut correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts (written or oral) pursuant to which USBTC or any of the USBTC Material Subsidiaries are a party (or are otherwise bound) as of the date hereof:

(i)
each Contract under which USBTC or any of the USBTC Material Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection) in excess of US$2,000,000 in the aggregate;

(ii)
each Contract that is a lease, sublease, license or right of way or occupancy agreement for real property involving annual payments in excess of US$1,000,000;

(iii)
each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) indebtedness for borrowed money in any amount in excess of US$2,000,000 or (B) other indebtedness of USBTC or any of the USBTC Material Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of US$2,000,000, other than Contracts solely between or among USBTC and the USBTC Material Subsidiaries and any of their directly or indirectly wholly-owned subsidiaries;

(iv)
each Contract for USBTC Leased Real Property involving annual payments in excess of US$250,000 that are not terminable without penalty or other liability to USBTC or any of the USBTC Material Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 60 days;

(v)
each Contract providing for the establishment, organization or formation of any material joint venture, partnership, strategic alliance or similar arrangement (in each case other than solely between or among USBTC and the USBTC Material Subsidiaries and any of their directly or indirectly wholly-owned subsidiaries), or that is a Contract with a Governmental Entity;

(vi)
each Contract which is a collective bargaining or union agreement or any other material Contract with any labour union;

(vii)
each Contract that restricts USBTC or any of the USBTC Material Subsidiaries from paying dividends or other distributions to its shareholders;

(viii)
each Contract for any acquisition or divestiture that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that would reasonably be expected to result in (A) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of US$2,000,000 or (B) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of US$2,000,000 in the aggregate after the date hereof;

(ix)
each Contract (other than any other Contract otherwise covered by this Section (15)(a)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of USBTC or any of the USBTC Material Subsidiaries outside the Ordinary Course, in each case, involving annual payments in excess of US$1,000,000 or aggregate payments in excess of US$1,000,000, or creates or would create a Lien on any material USBTC Asset (other than Permitted Liens);

(x)
each Contract under which USBTC or any of the USBTC Material Subsidiaries is obligated to make or expects to receive payments in excess of US$2,000,000 over the remaining term of the Contract (in each case other than solely between or among USBTC and the USBTC Material Subsidiaries and any of their directly or indirectly wholly-owned subsidiaries);

(xi)
each Contract that limits or restricts, or purports to limit or restrict, USBTC or any of the USBTC Material Subsidiaries from engaging in any line of business or any geographic area in any material respect;

(xii)
each Contract which is between USBTC or any of the USBTC Material Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns 5% or more of the USBTC Shares (or any Affiliates of any such Person) on the other hand involving aggregate annual payments in excess of US$250,000, other than Benefit Plans; or

(xiii)
each Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect in respect of USBTC.

(b)
The Contracts described in the foregoing clauses in (a), together with all exhibits and schedules to such Contracts, as amended through the date hereof, are referred to herein as “USBTC Material Contracts”.

(c)
Except as otherwise disclosed in Section (15)(c) of the USBTC Disclosure Letter, each USBTC Material Contract is valid and binding on USBTC or the USBTC Material Subsidiary party thereto, as the case may be, and, to the knowledge of USBTC, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term, (ii) restrictions on enforcement under bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles or (iii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC, in each case subject to Enforceability Exceptions, and is the product of fair and arms’ length negotiations between each of the parties to such USBTC Material Contracts.

(d)
Neither USBTC nor any of the USBTC Material Subsidiaries is in breach of, or default under the terms of, and, to the knowledge of USBTC, no other party to any USBTC Material Contract is in breach of, or default under the terms of, any USBTC Material Contract, nor is any event of default (or similar term) continuing under any USBTC Material Contract, and, to the knowledge of USBTC, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any USBTC Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.

(16)
Title to Properties.

(a)
Section (16) of the USBTC Disclosure Letter identifies the common address of each parcel or lot, as applicable, of real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by USBTC or any of the USBTC Material Subsidiaries (collectively, including the improvements thereon, the “USBTC Leased Real Property” and any such lease, sublease, license or other occupancy agreement and all amendments and modifications thereto with respect to the USBTC Leased Real Property, a “USBTC Lease”). True, complete in all material respects and correct copies of such USBTC Leases have been delivered to Hut prior to the date hereof and such USBTC Leases have not been amended or modified since that date.

(b)
(i) USBTC and the USBTC Material Subsidiaries have valid leasehold estates in the USBTC Leased Real Property free and clear of all Liens, except Permitted Liens; (ii) each USBTC Lease for the USBTC Leased Real Property is in full force and effect; (iii) the USBTC Leased Real Property is, in all material respects, in good condition and repair and adequate to operate such facilities as currently used, and to the knowledge of USBTC, there are no facts or conditions affecting the USBTC Leased Real Property which would interfere in any significant respect with the current use, occupancy or operation thereof; (iv) USBTC’s and the USBTC Material Subsidiaries’ possession and quiet enjoyment of USBTC Leased Real Property under such USBTC Leases has not been disturbed, and to USBTC’s knowledge, there are no material disputes with respect wo such USBTC Leases; and (v) there does not exist any pending or, to the knowledge of USBTC, threatened, condemnation or eminent domain proceedings that affect any of the USBTC Leased Real Property, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC. None of USBTC or any of the USBTC Material Subsidiaries, nor to the knowledge of USBTC, any other party under any USBTC Lease is in default under any USBTC Lease and no event has occurred that, with notice or lapse of time or both would constitute a default by USBTC or any of the USBTC Material Subsidiaries or any other party under any USBTC Lease or permit termination, modification or acceleration under the USBTC lease, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC.

(c)
(i) USBTC and the USBTC Material Subsidiaries are exclusively entitled to all rights and benefits as lessee under the USBTC Leases and neither USBTC nor any of the USBTC Material Subsidiaries have assigned, subleased, licensed, transferred conveyed, mortgaged, deeded in trust or encumbered any interest in the USBTC Leases or have otherwise granted any Person the right to use or occupy all or any portion of any USBTC Leased Real Property, and (ii) the USBTC Leased Real Property constitutes all of the real estate used in and necessary for the operation of the respective businesses of USBTC and the USBTC Material Subsidiaries.

(d)
None of USBTC nor any of the USBTC Material Subsidiaries own, or have ever owned, any real or immovable property, and is not subject to any agreement or option to own any real property. Other than the USBTC Leased Real Property, no other real property is used in connection with the conduct of the business of USBTC and the USBTC Material Subsidiaries as currently conducted.

(e)
USBTC or one or more of its Subsidiaries has good and valid title to all material USBTC Assets owned by USBTC and its Subsidiaries, or a valid and enforceable lease regarding all material USBTC Assets leased by USBTC and its Subsidiaries, or a valid and enforceable contractual right with respect to all other material USBTC Assets used in the operation of their respective businesses, in each case free and clear of all Liens (other than Permitted Liens). No Person has any right of first refusal, undertaking or commitment, or any right or privilege capable of becoming a right of first refusal, undertaking or commitment, to purchase or otherwise acquire any interest in any material USBTC Assets. To the knowledge of USBTC, all material tangible or corporeal USBTC Assets (other than USBTC Leased Real Property) are, in all material respects, in good operating condition and repair having regard to their uses and ages, and are adequate and suitable for their respective uses, and conform in all material respects to all applicable Laws. USBTC and the USBTC Subsidiaries have conducted all required repair and maintenance on such USBTC Assets as is customary in their business, and, except for ordinary, routine maintenance and repairs that are not material in nature or cost, no maintenance or repairs are required that would materially interrupt the operation of the business of USBTC and the USBTC Subsidiaries as conducted in the Ordinary Course.
(17)
Environmental Matters.

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect in respect of USBTC, (i) neither USBTC nor any of the USBTC Material Subsidiaries is in violation of any applicable Environmental Laws, (ii) USBTC and the USBTC Material Subsidiaries have all Permits required under any applicable Environmental Laws and are in compliance with their requirements, and (iii) there are no pending Actions, demand letters, liens, orders, directions or notices of non-compliance or violation relating to any Environmental Law against USBTC or any of the USBTC Subsidiaries, and, to the knowledge of USBTC, there are no facts or circumstances which would reasonably be expected to form the basis for any such Actions, demand letters, liens, orders, directions or notices of non-compliance or violation.
(18)
Taxes.

Other than as set forth in Section (18) of the USBTC Disclosure Letter, except as would not, individually or in the aggregate, have a Material Adverse Effect in respect of USBTC:
(a)
each of USBTC and the USBTC Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all material respects;

(b)
(i) each of USBTC and the USBTC Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it, including instalments on account of Taxes for the current year required by applicable Law, and USBTC has provided adequate accruals in accordance with U.S. GAAP in the USBTC Financial Statements for any Taxes of USBTC and the USBTC Subsidiaries for the period covered by such USBTC Financial Statements that have not been paid whether or not shown as being due on any Tax Returns, and (ii) since the USBTC Balance Sheet Date no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(c)
all material deficiencies for Taxes asserted or assessed against any of USBTC or the USBTC Subsidiaries have been paid in full, accrued on the books of USBTC or finally settled;

(d)
each of USBTC and the USBTC Subsidiaries has duly and timely withheld all material Taxes required by Law to be withheld by it in connection with any amounts paid or owing to any employee, independent contractor, supplier, creditor, shareholder, non resident or other third party (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other material amounts required by Law to be remitted by it;

(e)
each of USBTC and the USBTC Subsidiaries has duly and timely collected all amounts on account of any sales, use, value added or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales Taxes and state and local Taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it;

(f)
none of USBTC or the USBTC Subsidiaries has in place with a Governmental Entity any agreement or extension of time for which to file any Tax Returns or pay any amount of Tax, by way of assessment or otherwise, other than extensions of time granted in the ordinary course of business, and no such entity has an extension or waiver of a statute of limitation relating to the assessment or reassessment, or collection of any amount of Tax;

(g)
there are no proceedings, investigations, audits or Actions now in progress, pending or threatened in writing against USBTC or any of the USBTC Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(h)
USBTC is and always has been a “C corporation” for U.S. federal income tax purposes that is subject to U.S. federal income tax under section 11(a) of the Code;

(i)
neither USBTC nor any of the USBTC Subsidiaries has any liability for the Taxes of any other Person (other than any of the USBTC and the USBTC Subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by reason of having been a member of an affiliated, consolidated, combined, unitary, group relief or similar Tax group, or as a transferee or successor, and neither USBTC nor any of the USBTC Subsidiaries is or has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is one of USBTC and the USBTC Subsidiaries);

(j)
neither USBTC nor any of the USBTC Subsidiaries is a party to, bound by or subject to any (i) Tax sharing, Tax allocation or Tax indemnification agreement that would have a continuing effect after the date of Closing (other than an agreement solely among any of USBTC and the USBTC Subsidiaries and other than Tax provisions of commercial agreements entered into in the ordinary course of business with third parties, the primary subject matter of which is not Tax), (ii) closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), which agreement will be binding on USBTC or any USBTC Subsidiary after the Effective Date or (iii) private letter ruling of the Internal Revenue Service or comparable ruling of any Tax Authority;

(k)
neither USBTC nor any of the USBTC Subsidiaries has been the “distributing corporation” or a “controlled corporation”, in each case, within the meaning of Section 355 of the Code, with respect to a transaction that was intended to be governed in whole or in part by Section 355 of the Code;

(l)
neither USBTC nor any of the USBTC Subsidiaries will be required to include any material amounts of income in, or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Effective Date as a result of: (i) the making of a change in method of accounting or the use of an improper accounting method prior to the Merger Effective Time, (ii) closing agreement, advance pricing agreement or other agreement with any Tax Authority relating to Taxes entered into prior to the Merger Effective Time, (iii) an installment sale or open transaction disposition entered into on or prior to the Merger Effective Time, or (iv) a prepaid amount received outside of the ordinary course of business prior to the Merger Effective Time, or (v) intercompany transaction consummated or excess loss account existing on or prior to the Merger Effective Time, in either case described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law);

(m)
none of USBTC or any of the USBTC Subsidiaries has made any election under Section 965(h) of the Code;

(n)
there are no Liens for Taxes upon any USBTC Assets, other than Liens (A) relating to Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been recorded on the USBTC Balance Sheet, and (B) which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of USBTC;

(o)
for the purposes of the Tax Act and any other relevant Tax purposes:

(i)
each of USBTC and the USBTC Subsidiaries is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country;

(ii)
to the knowledge of USBTC, none of USBTC or any of the USBTC Subsidiaries (A) has a permanent establishment, or (B) is engaged in trade or business (or comparable non-U.S. standard in any jurisdiction outside of the United States), in either case, in a jurisdiction other than its country of organization; and

(iii)
no written Action has been made by any Governmental Entity in a jurisdiction where USBTC or any of the USBTC Subsidiaries does not file Tax Returns that such entity is or may be subject to Tax by, or required to file any Tax Returns in, that jurisdiction.

(19)
Insurance.

(a)
USBTC maintains director and officer insurance on a basis that USBTC believes to be consistent with insurance obtained by reasonably prudent participants in comparable businesses. Such insurance coverage is of a type and in an amount reasonable for the businesses in which USBTC operates. USBTC has not made any claim on any policy of insurance or been refused any insurance coverage sought or applied for under any of USBTC’s insurance policies. USBTC has no reason to believe that it will not be able to renew its existing director and officer insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its and USBTC’s businesses at a cost that would not be reasonably expected to have a Material Adverse Effect in respect of USBTC.

(b)
The USBTC Assets are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances, such coverage is in full force and effect and USBTC has not failed to comply to promptly give any notice of, or present any, material claim thereunder.

(20)
Intellectual Property; IT and Data Privacy & Security.

(a)
Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of USBTC, each of USBTC and the USBTC Material Subsidiaries owns or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property used or held for use in, or necessary to conduct, the business of USBTC and the USBTC Material Subsidiaries as currently conducted.

(b)
All of the licensees, sublicenses and other Contracts concerning Intellectual Property that are material to the conduct of the business of USBTC and the USBTC Material Subsidiaries as currently conducted or as currently proposed to be conducted to which USBTC or any of the USBTC Material Subsidiaries is a party are valid and binding obligations of USBTC or the USBTC Material

Subsidiaries, as applicable, enforceable in accordance with their terms, and, to the knowledge of USBTC, there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by USBTC or any of the USBTC Material Subsidiaries, as applicable, under any such Contract.
(c)
To the knowledge of USBTC, the conduct of the business of USBTC and the USBTC Material Subsidiaries as currently conducted does not infringe, dilute, misappropriate or otherwise impair or conflict with any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on USBTC. The Intellectual Property of USBTC or any of the USBTC Material Subsidiaries which is material to the conduct of the business of USBTC and the USBTC Material Subsidiaries as a whole as currently conducted or as currently proposed to be conducted is not, to USBTC’s knowledge, being infringed, diluted, misappropriated or otherwise impaired by any third party.

(d)
There is no litigation or order pending or outstanding or, to USBTC’s knowledge, threatened or pending that seeks to limit or challenge the ownership, use, validity or enforceability of any Intellectual Property of USBTC or any of the USBTC Material Subsidiaries and the use by USBTC or any of the USBTC Material Subsidiaries of any Intellectual Property owned by a third party, in each case that is reasonably expected to have a Material Adverse Effect, individually or in the aggregate, in respect of USBTC, and, to USBTC’s knowledge, there is no valid basis for the same. Neither USBTC nor any of the USBTC Material Subsidiaries has received any written communications alleging that USBTC or any of the USBTC Material Subsidiaries has violated or, by conducting its business as presently proposed, would violate any Intellectual Property or other proprietary rights of any other person, nor is USBTC aware of any basis therefor.

(e)
USBTC and the USBTC Material Subsidiaries have taken commercially reasonable measures to enforce, maintain and protect the confidentiality of Trade Secrets that are owned or used in the businesses of USBTC and the USBTC Material Subsidiaries, as currently conducted or as currently proposed to be conducted, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on USBTC.

(f)
Except in each case as would not reasonably be expected to have a Material Adverse Effect in respect of USBTC, to USBTC’s knowledge, (i) the USBTC Systems are adequate for, and operate and perform as required in connection with the operation of the business of USBTC and the USBTC Material Subsidiaries as currently conducted, (ii) USBTC and the USBTC Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards intended to control risks and to maintain and protect their confidential information and the integrity, continuous operation, redundancy and security of all USBTC Systems and USBTC Data (including all personal, personally identifiable, sensitive, confidential or regulated data) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability, and there are no material incidents under internal review or investigations relating to the same, (iii) USBTC and the USBTC Material Subsidiaries presently comply, and have complied at all times, with all applicable Privacy Laws, industry standards, and internal policies and contractual obligations relating to the privacy and security of the USBTC Systems and the USBTC Data and to the protection of such USBTC Systems and USBTC Data from unauthorized use, access, misappropriation or modification, and (iv) USBTC and the USBTC Subsidiaries have entered into data processing agreements compliant in all material respects with all applicable Privacy Laws with each of its subscribers, and, to USBTC’s knowledge, there is no non-compliance with the terms of such data processing agreements by such subscribers.

(21)
Related Party Transactions.

Except for (i) the USBTC Benefit Plans, USBTC has made available to Hut, Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, USBTC or any of the USBTC Material Subsidiaries and, on the other hand, any (x) present executive officer or director of USBTC or any of the USBTC Material Subsidiaries or any Person that has served as an executive officer or director of USBTC or any of the USBTC Material Subsidiaries since January 1, 2022 or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than five percent (5%) of the USBTC Shares as of the date of this Agreement or (z) USBTC’s knowledge, any Affiliate of any such officer, director or owner (other than USBTC or any of the USBTC Material Subsidiaries).
(22)
Financial Advisor.

Section (22) of the USBTC Disclosure Letter contains a complete and accurate list of any broker, investment banker, financial advisor or other person entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of USBTC and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Section (22) of the USBTC Disclosure Letter.
(23)
Regulatory Matters.

(a)
Anti-Money-Laundering Laws, Anti-Corruption, and Economic Sanctions/Trade.

(i)
The operations of USBTC and the USBTC Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, and all applicable Anti-Money Laundering Laws, and no Action by or before any court or Governmental Entity or any arbitrator involving USBTC or any of the USBTC Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to USBTC’s knowledge, threatened.
(ii)
None of USBTC nor the USBTC Subsidiaries, or any director, officer, or employee thereof, or, to USBTC’s knowledge, any agent or Representative of USBTC or the USBTC Subsidiaries, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a Governmental Entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action, or to any person in violation of any applicable Anti-Corruption Laws; and (ii) USBTC and the USBTC Subsidiaries have conducted their businesses in compliance with applicable Anti-Corruption Laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such Laws and with the representations and warranties contained herein.

(iii)
None of USBTC, the USBTC Subsidiaries, or, to USBTC’s knowledge, any director, officer, or employee thereof, or, to USBTC’s knowledge, any agent, Affiliate or Representative of USBTC or the USBTC Subsidiaries, is a Person that is, or is owned or controlled by one or more Persons that are Sanctions Targets.

(b)
For the past five years, USBTC and the USBTC Subsidiaries have not engaged in, and are not now engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was a Sanctions Target (including, without limitation, Persons subject to financial sanctions aimed at restricting the access of certain Russian entities to capital markets), or otherwise violated any Economic Sanctions/Trade Laws. USBTC and the USBTC Subsidiaries have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with Economic Sanctions/Trade Laws. Neither USBTC nor the USBTC Subsidiaries have (i) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any Economic Sanctions/Trade Laws, (ii) been the subject of a past, current, pending or threatened investigation, inquiry or enforcement proceeding for a violation of Economic Sanctions/Trade Laws, or (iii) received any notice, request, penalty, or citation for any actual or potential non-compliance with Economic Sanctions/Trade Laws.

(c)
USBTC is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.

(24)
Information to be Supplied.

None of the information supplied or to be supplied by or on behalf of USBTC for inclusion or incorporation by reference in any registration statement, circular or proxy statement required in connection with the transactions contemplated herein will, at the time such document is filed with the SEC or becomes effective under the Securities Act contain any Misrepresentation. Notwithstanding the foregoing, USBTC makes no representation or warranty with respect to any information supplied by or to be supplied by Hut that is included or incorporated by reference in the foregoing documents or used in the preparation thereof.
(25)
No Additional Representations.

(a)
USBTC represents, acknowledges and agrees that, except for the representations and warranties contained in Schedule “C” or the Hut Support Agreement (in each case, such exception solely with respect to the Persons party thereto) (i) neither Hut, the Hut Subsidiaries, nor any of their respective Affiliates or Representatives makes or has made, nor is USBTC relying or has relied on, and USBTC expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any statement, representation or warranty concerning (x) Hut, or any Hut Subsidiary; (y) any of Hut’s or any of the Hut Subsidiaries’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Merger and the other transactions contemplated by this Agreement, and (ii) Hut, the Hut Subsidiaries, and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Hut, the Hut Subsidiaries, and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to USBTC by any Representative of Hut or any of the Hut Subsidiaries or Affiliates).

(b)
Without limiting the generality of Section (25)(a) above, USBTC acknowledges and agrees that (i) in connection with its investigation of Hut and the Hut Material Subsidiaries, USBTC has received from or on behalf of Hut or the Hut Material Subsidiaries certain projections, including projected statements of operating revenues and income from operations of Hut and the Hut Material Subsidiaries and certain business plan information of Hut and the Hut Material Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts and plans, that USBTC is familiar with such uncertainties, and that USBTC is taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections, and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), (iii) neither Hut nor any of the Hut Subsidiaries, Affiliates, or Representatives makes any representations or warranties whatsoever with respect to such estimates, projections, and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), and USBTC has not relied thereon, and (iv) neither USBTC nor any of its respective Affiliates will have claim against Hut or the Hut Material Subsidiaries, or any other Person with respect thereto.

SCHEDULE “E”
REPRESENTATIONS AND WARRANTIES OF NEW HUT
(1)
Organization and Qualification.

(a)
New Hut has (i) been duly incorporated and is validly existing and in good standing under the Laws of its jurisdiction of incorporation; and (ii) has all requisite corporate power and authority, and all necessary Permits in order to own, lease and operate its assets and conduct its businesses as currently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of New Hut.

(b)
New Hut is qualified to do business, is up-to-date in respect of all material corporate filings and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or conduct of its business requires such qualification, except where the failure to be so qualified, up-to-date or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of New Hut.

(c)
New Hut has delivered, or made available to Hut, accurate and complete copies of the Organizational Documents of New Hut, as amended to the date hereof, and each as so delivered is in full force and effect. New Hut is not in material default of the performance, observance or fulfillment of any of the provisions of its Organizational Documents. No steps or proceedings have been taken, instituted or are pending for the dissolution, winding-up or liquidation of New Hut and no board approvals have been given to commence any such proceeding.

(2)
Capitalization.

(a)
The authorized capital stock of New Hut consists solely of 1,000 shares of New Hut common stock. As of the date of this Agreement, there are 100 shares of New Hut common stock issued and outstanding, all of which are held directly by USBTC. All of the outstanding shares of New Hut common stock have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights.

(b)
New Hut is not a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any securities of New Hut or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in New Hut. There are no voting trusts, irrevocable proxies, voting Contracts or other agreements or understandings to which New Hut, or, to the knowledge of New Hut, any of their respective executive officers or directors is a party with respect to any securities issued by New Hut.

(c)
There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares of common stock or other equity interests to which New Hut is a party obligating New Hut to (i) issue, transfer or sell any shares of common stock or other equity interests of New Hut or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (iii) redeem or otherwise acquire any such shares or other equity interests. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, pre-emptive rights or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which New Hut will be bound calling for the purchase or issuance of any of the capital stock of New Hut or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.

(d)
There are no outstanding bonds, debentures, notes or other indebtedness of New Hut having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the Hut Shareholders or other equity holders of Hut or any of the Hut Subsidiaries may vote.

(3)
Corporate Authority; Approval.

(a)
New Hut has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation by New Hut of the Transaction and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of New Hut, including the adoption of this Agreement by the sole stockholder of New Hut, and no other corporate proceedings on the part of New Hut are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by New Hut and, assuming the due adoption by USBTC and the due execution and delivery by Hut, constitutes a valid and binding obligation of New Hut, enforceable against New Hut in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law).

(4)
No Violations; Etc.

(a)
The execution and delivery of this Agreement by New Hut does not, and the consummation of the Transaction and the other transactions contemplated hereby will not (with or without notice or lapse of time or both):

(i)
violate or conflict with any provision of the Organizational Documents of New Hut;

(ii)
subject to the filings, notices, waiting periods or approvals contemplated by Section 6.5, violate or conflict with any Laws or any Order applicable to New Hut or any of its assets;

(iii)
violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of New Hut’s assets pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which New Hut is now a party or by which it or any of its assets may be bound; or

(iv)
result in the creation of any Lien upon any of the assets of New Hut;

except in the case of the foregoing clauses (ii), (iii), and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Lien that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of New Hut.
(5)
Ownership of Assets / Business Activities.

(a)
New Hut does not hold, nor has it held, any assets other than shares of Merger Subco.

(b)
New Hut has not incurred any material liabilities, except to the extent reasonably necessary to implement the Transaction.

(c)
New Hut has not carried on any business activities, other than any activities reasonably necessary to implement the Transaction.

SCHEDULE “B”
PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
INTERPRETATION
Section1.1   Definitions
In this Plan of Arrangement, unless there is something in the subject matter or context clearly inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:
(1)
“Amalgamation” means the amalgamation of the Company and Holdings pursuant to the Arrangement;

(2)
“Arrangement” means the arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to the Arrangement made in accordance with the terms of the Business Combination Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and USBTC (each acting reasonably);

(3)
“Arrangement Effective Time” means the time on the Effective Date at which the Arrangement Filings are filed with the Registrar, or such other time on the Effective Date as the Company, USBTC and New Hut may agree to in writing before the Effective Date, provided that the Arrangement Effective Time shall in all circumstances occur prior to the Merger Effective Time;

(4)
“Arrangement Filings” means the records and information required to be provided to the Registrar under subsection 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order;

(5)
“Arrangement Resolution” means the special resolution approving the Arrangement, substantially in the form attached as Schedule “B” to the Business Combination Agreement, passed by the Company Shareholders at the Meeting;

(6)
“BCBCA” means the Business Corporations Act (British Columbia), as amended;

(7)
“Business Combination Agreement” means the business combination agreement dated as of February 5, 2023 by and among the Company, USBTC and New Hut, including the schedules and exhibits thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented or restated;

(8)
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Vancouver, British Columbia, Toronto, Ontario or New York, New York are required by Law to be closed for business;

(9)
“Cash Equivalent” has the meaning ascribed to such term in the Company Omnibus Incentive Plan;

(10)
“Circular” means the notice of the Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to Company Shareholders in connection with the Meeting, including any amendments or supplements thereto;

(11)
“Code” means the United States Internal Revenue Code of 1986, as amended;

(12)
“Company” means Hut 8 Mining Corp., a corporation existing under the BCBCA, and for the avoidance of doubt includes Hut Amalco following the Amalgamation;

(13)
“Company DSUs” means the deferred stock units granted under the Company Omnibus Incentive Plan;

(14)
“Company ESPP” means the employee share purchase plan of the Company approved by the Company Shareholders on June 23, 2021, as constituted immediately prior to the Arrangement Effective Time;

(15)
“Company Omnibus Incentive Plan” means the omnibus long-term incentive plan of the Company approved by the Company Shareholders on June 23, 2021, as constituted immediately prior to the Arrangement Effective Time;

(16)
“Company Options” means the options to purchase Company Shares granted under the Company Omnibus Incentive Plan;

(17)
“Company RSUs” means the restricted stock units granted under the Company Omnibus Incentive Plan;

(18)
“Company Securityholders” means, collectively, the Company Shareholders, holders of Company Options, holders of Company RSUs, holders of Company DSUs and holders of Company Warrants;

(19)
“Company Shareholders” means the registered and/or beneficial holders of Company Shares, as the context requires;

(20)
“Company Shares” means the common shares in the capital of the Company and, for the avoidance of doubt, includes the common shares in the capital of Hut Amalco following the Amalgamation;

(21)
“Company Warrant Indenture” means the warrant indenture dated June 15, 2021 between the Company and Computershare Trust Company of Canada, providing for the issuance of the Hut June 2021 Warrants;

(22)
“Company Warrants” means, collectively, (i) the Hut June 2021 Warrants, and (ii) the Hut Compensation Warrants;

(23)
“Court” means the Supreme Court of British Columbia;

(24)
“Depositary” means Computershare Trust Company of Canada or such other trust company, bank or financial institution agreed to in writing between the Company and USBTC for the purpose of, among other things, exchanging certificates representing Company Shares for certificates representing the Per Share Consideration in connection with the Arrangement;

(25)
“Dissent Rights” has the meaning ascribed to such term in Section 4.1(1);

(26)
“Dissent Share” means a Company Share held by a Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights;

(27)
“Dissenting Shareholder” means a registered holder of Company Shares as of the record date for the Meeting who has duly and validly exercised the Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid fair value of his, her or its Company Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights;

(28)
“DRS Advice” has the meaning ascribed to such term in Section 5.2(1);

(29)
“Effective Date” means the date on which the Arrangement Filings are filed with the Registrar;

(30)
“Final Order” means the final order of the Court approving the Arrangement under subsection 291(4) of the BCBCA, in a form acceptable to the Company and USBTC, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and USDMG, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and USBTC, each acting reasonably) on appeal;

(31)
“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

(32)
“holder” means, when used with reference to any securities of a Party, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of such Party in respect of such securities;

(33)
“Holdings” means Hut 8 Holdings Inc., a corporation existing under the BCBCA and a direct, wholly-owned subsidiary of the Company;

(34)
“Holdings Shares” means the common shares in the capital of Holdings;

(35)
“Hut Amalco” means the continuing corporation upon the amalgamation of the Company and Holdings pursuant to the Amalgamation;

(36)
“Hut Compensation Warrants” means (i) the 144,000 warrants to acquire Company Shares issued by Hut on June 15, 2021 and expiring on June 15, 2023; and (ii) the 70,200 warrants to acquire Hut Shares issued by Hut on September 17, 2021 and expiring on September 17, 2026;

(37)
“Hut Exchange Ratio” means 0.2;

(38)
“Hut June 2021 Warrants” means the 11,500,000 warrants to acquire Company Shares issued by Hut on June 15, 2021 and expiring on June 15, 2023;

(39)
“Intercompany Liabilities” means, collectively, (i) any debts, liabilities or obligations owing by the Company to Holdings immediately prior to the Arrangement Effective Time, and (ii) any debts, liabilities or obligations owing by Holdings to the Company immediately prior to the Arrangement Effective Time;

(40)
“Interim Order” means the interim order of the Court pursuant to subsection 291(2) of the BCBCA, in a form acceptable to the

Company and USBTC (each acting reasonably), providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and USBTC (each acting reasonably) at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
(41)
“In-The-Money Amount” means, in respect of an option at a particular time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to such option exceeds the aggregate exercise price under such option;

(42)
“Law” or “Laws” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign (i) enacted, adopted, promulgated or applicable by a Governmental Entity, (ii) that is binding upon or applicable to such Person or its business, undertaking, property, assets or securities, the terms and conditions of any Permit, and (iii) to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

(43)
“Letter of Transmittal” means the letter of transmittal to be delivered by the Company Shareholders to the Depositary, as described in the Circular;

(44)
“Lien” means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), limitation or restriction on use, voting, exercise, possession or transfer (including any preferential offer or refusal right or similar entitlement), or other third party encumbrance, in each case, whether contingent or absolute and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

(45)
“Market Value” has the meaning ascribed to such term in the Company Omnibus Incentive Plan, except that each reference in such definition to “Shares of the Corporation” shall be replaced with a reference to “New Hut Shares”;

(46)
“Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

(47)
“Merger Effective Time” has the meaning ascribed to such term in the Business Combination Agreement;

(48)
“New Hut” means Hut 8 Corp., a corporation incorporated under the laws of the State of Delaware and a direct, wholly-owned subsidiary of USBTC;

(49)
“New Hut Omnibus Incentive Plan” has the meaning ascribed to such term in the Business Combination Agreement;

(50)
“New Hut Shares” means the shares of common stock of New Hut, US$0.00001 par value per share;

(51)
“Parties” means, collectively, the Company, USBTC and New Hut, and “Party” means any one of them;

(52)
“Per Share Consideration” means for each Company Share, a fraction of a New Hut Share equal to the Hut Exchange Ratio;

(53)
“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations thereto made in accordance with Article 6 or with the Business Combination Agreement or made at the direction of the Court in the Final Order with the consent of the Company and USBTC (each acting reasonably);

(54)
“Proscription Deadline” has the meaning ascribed to such term in Section 5.6;

(55)
“Registrar” means the person appointed as the Registrar of Companies pursuant to section 400 of the BCBCA;

(56)
“Replaced Option” has the meaning ascribed to such term in Section 3.1(6);

(57)
“Replacement Option” has the meaning ascribed to such term in Section 3.1(6);

(58)
“Replacement Option Exercise Price” has the meaning ascribed to such term in Section 3.1(6);

(59)
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(60)
“USBTC” means U.S. Data Mining Group, Inc., a corporation existing under the laws of the State of Nevada; and

(61)
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Business Combination Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise clearly requires.

Section 1.2   Interpretation Not Affected by Headings
The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.
Section 1.3   Number, Gender and Persons
In this Plan of Arrangement, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa; words imparting any gender shall include all genders and the neuter gender; and words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.
Section 1.4   Date of Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.5   Time
Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the time in Toronto, Ontario unless otherwise stipulated herein or therein.
Section 1.6   Statutory References
Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.
Section 1.7   Currency
In this Plan of Arrangement, all references to dollars or “$” are references to Canadian dollars unless otherwise indicated, and all references to U.S. dollars or “US$” are references to United States dollars.
ARTICLE 2
EFFECT OF THE ARRANGEMENT
Section 2.1   Arrangement and Business Combination Agreement
This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms a part of, the Business Combination Agreement, except in respect of the order and sequence of the steps comprising the Arrangement, which shall occur in the order and sequence set forth in Section 3.1. This Plan of Arrangement constitutes an arrangement as referred to in section 288 of the BCBCA.
Section 2.2   Binding Effect
As of and from the Arrangement Effective Time, this Plan of Arrangement will be binding on the Company, USBTC, New Hut, the Company Securityholders, the Depositary, the transfer agents in respect of the Company Shares and the New Hut Shares, and all other Persons, in each case without any further act or formality required on the part of any Person.
Section 2.3   Transfers Free and Clear
Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances. Each Company Securityholder shall, in respect of any step in Section 3.1 applicable to such Company Securityholder, be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer or exchange all Company Shares, Company Options, Company RSUs or Company DSUs , as applicable, held by such holder in accordance with such step.
Section 2.4   Effective Time of Transactions
The transfers, exchanges, issuances and cancellations provided for in Section 3.1 shall occur, and shall be deemed to occur, at the time and in the order and sequence specified in Section 3.1, notwithstanding that certain of the procedures related thereto may not be completed until after such time.

ARTICLE 3
ARRANGEMENT
Section 3.1   The Arrangement
Commencing at the Arrangement Effective Time, unless otherwise specifically provided in this Section 3.1, each of the transactions or events set out below shall occur, and shall be deemed to occur, in the following order and sequence at one-minute intervals following the immediately preceding transaction or event, in each case without any further authorization, act or formality on the part of any Person:
(1)
At the Arrangement Effective Time, the notice of articles of Holdings shall be altered to (i) include the statement referred to in section 51.11 of the BCBCA, and (ii) change the name of Holdings to “Hut 8 Holdings ULC”, and upon such alteration becoming effective:

(a)
Holdings shall be an unlimited liability company pursuant to Part 2.1 of the BCBCA; and

(b)
each share certificate issued by Holdings shall include the statement referred to in subsection 51.2(1) of the BCBCA.

(2)
The capital of the Holdings Shares shall be reduced to $1.00 in the aggregate, without any payment thereon.

(3)
The Company and Holdings shall be amalgamated to continue as one limited company (“Hut Amalco”) with the same effect as if they had amalgamated under section 273 of the BCBCA, and upon the amalgamation becoming effective:

(a)
the Company and Holdings will continue as one limited company under the name “Hut 8 Mining Corp.”;

(b)
the properties, rights and interests of each of the Company and Holdings will continue to be the properties, rights and interests of Hut Amalco;

(c)
Hut Amalco will continue to be liable for the obligations of each of the Company and Holdings (other than the Intercompany Liabilities, which shall be settled and cancelled without any payment thereon);

(d)
an existing cause of action, claim or liability to prosecution will be unaffected;

(e)
a legal proceeding being prosecuted or pending by or against the Company or Holdings may be prosecuted, or its prosecution may be continued, as the case may be, by or against Hut Amalco;

(f)
a conviction against, or a ruling, order or judgment in favour of or against, the Company or Holdings may be enforced by or against Hut Amalco;

(g)
the notice of articles and articles of Hut Amalco will be the notice of articles and articles of the Company;

(h)
the Company Shares issued and outstanding immediately prior to the Arrangement Effective Time will continue to be the issued and outstanding common shares in the capital of Hut Amalco, and no new shares or securities of Hut Amalco shall be issued to holders of Company Shares;

(i)
the Holdings Shares issued and outstanding immediately prior to the Arrangement Effective Time will be cancelled without any repayment of capital in respect of those shares;

(j)
the capital of Hut Amalco will be the same as the capital of the Company;

(k)
the registered office of Hut Amalco will be the registered office of the Company; and

(l)
the initial size of the board of directors of Hut Amalco will be five (5) directors, and the directors of the Company immediately prior to the Arrangement Effective Time will be the initial directors of Hut Amalco, to hold office until the next annual meeting of the shareholders of Hut Amalco or until their successors are elected or appointed.

(4)
Each Dissent Share outstanding immediately prior to the Arrangement Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to the Company for cancellation and shall be cancelled, and upon such transfer:

(a)
such Dissenting Shareholder will cease to be the holder of such Dissent Share or to have any rights as a holder in respect of such Dissent Share, other than the right to be paid the fair value of such Dissent Share determined and payable in accordance with Article 4; and

(b)
the former holders of such Dissent Shares shall be removed from the Company’s central securities register for the Company Shares in respect of such Dissent Shares.

(5)
Each Company Share (other than any Dissent Share) outstanding immediately prior to the Arrangement Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to New Hut, and in exchange therefor such holder shall be entitled to receive from New Hut the applicable fully-paid and non-assessable Per Share Consideration in accordance with Article 5, and upon such transfer and exchange becoming effective:
(a)
the former holder of such exchanged Company Share will cease to be the holder thereof or to have any rights as a holder thereof, other than the right to receive, subject to Article 5, the Per Share Consideration issuable in respect of such Company Share pursuant to this Section 3.1(5);

(b)
the former holders of such exchanged Company Shares shall be removed from the Company’s central securities register for the Company Shares; and

(c)
New Hut will be, and will be deemed to be, the legal and beneficial owner of such transferred Company Shares and shall be entered in the central securities register of the Company as the sole holder thereof.

(6)
In accordance with Article 7 of the Company Omnibus Incentive Plan, each Company Option that is outstanding immediately prior to the Arrangement Effective Time, whether vested or unvested, shall be, and shall be deemed to be, disposed of by the holder and cancelled (each such Company Option, a “Replaced Option”), and as the sole consideration therefor New Hut shall grant to such holder an option (each, a “Replacement Option”) entitling the holder to purchase that number of New Hut Shares equal to the product obtained when the number of Company Shares subject to such Replaced Option immediately prior to the Arrangement Effective Time is multiplied by the Hut Exchange Ratio, which Replacement Option shall (i) be governed by the New Hut Omnibus Incentive Plan, (ii) have an exercise price for each New Hut Share that may be purchased under such Replacement Option (the “Replacement Option Exercise Price”) equal to the quotient obtained when the exercise price per Company Share under the Replaced Option is divided by the Hut Exchange Ratio (provided that (A) no fractional New Hut Shares will be issued upon any particular exercise or settlement of Replacement Options, and the aggregate number of New Hut Shares to be issued upon exercise by a holder of one or more Replacement Options shall be rounded down to the nearest whole number (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such reduction is effectuated), and (B) the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such increase is effectuated)), and (iii) otherwise have the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to such Replaced Option immediately prior to the Arrangement Effective Time. Notwithstanding the foregoing:

(a)
if necessary to satisfy the requirements of subsection 7(1.4) of the Tax Act in respect of the exchange of a Replaced Option for a Replacement Option pursuant to this Section 3.1(6), the Replacement Option Exercise Price shall automatically be adjusted, effective as of and from the effective time of such exchange, so that the In-The-Money Amount of the Replacement Option (as adjusted) immediately after such exchange does not exceed the In-The-Money Amount of the Replaced Option immediately before such exchange;

(b)
for any Replaced Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, it is intended that such adjustment described in paragraph (a) above will comply with Treasury Regulation Section 1.424(1)(a); and

(c)
for any Replaced Option that is a nonqualified option held by a U.S. taxpayer, it is intended that such adjustment described in paragraph (a) above will be implemented in a manner intended to comply with Section 409A of the Code.

(7)
Concurrently with the exchange of Company Options pursuant to Section 3.1(6), in accordance with Article 7 of the Company Omnibus Incentive Plan, the Company Omnibus Incentive Plan shall be amended, and the terms of each Company RSU outstanding immediately prior to the Arrangement Effective Time, whether vested or unvested, shall be adjusted, so that upon settlement of such Company RSU the holder shall be entitled to receive, instead of the Cash Equivalent of one Company Share or one Company Share, or a combination thereof, as determined by the Company in its sole discretion, either (i) a cash payment equal to the product obtained when the Market Value of one New Hut Share is multiplied by the Hut Exchange Ratio, or (ii) that number of New Hut Shares equal to the Hut Exchange Ratio, or (iii) a combination of cash and New Hut Shares, in each case as determined by the Company or New Hut in its sole discretion (provided that if the aggregate number of New Hut Shares that a holder of Company RSUs would otherwise be entitled to receive upon the settlement of one or more Company RSUs includes a fractional New Hut Share, the aggregate number of New Hut Shares issuable to such holder shall be rounded down to the nearest whole number of New Hut Shares (with all settlements of Company RSUs by a holder that are effectuated concurrently being aggregated before any such reduction is effectuated)). For greater certainty, the Company RSUs shall not be exchanged or otherwise replaced by this Plan of Arrangement, and, subject to this Section 3.1(7), will continue to be governed by the Company Omnibus Incentive Plan on the same terms and conditions as were applicable to such Company RSUs immediately prior to the Arrangement Effective Time.

(8)
Concurrently with the exchange of Company Options pursuant to Section 3.1(6), in accordance with Article 7 of the Company Omnibus Incentive Plan, the Company Omnibus Incentive Plan shall be amended, and the terms of each Company DSU outstanding immediately prior to the Arrangement Effective Time shall be adjusted, so that upon settlement of such Company DSU the holder shall be entitled to receive, instead of the Cash Equivalent of one Company Share or, at the discretion of the Company, one Company Share or any combination of cash and Company Shares as the Company in its sole discretion may determine, either (i) a cash payment equal to the product obtained when the Market Value of one New Hut Share is multiplied by the Hut Exchange Ratio, or (ii) that number of New Hut Shares equal to the Hut Exchange Ratio, or (iii) a combination of cash and New Hut Shares, in each case as determined by the Company or New Hut in its sole discretion (provided that if the aggregate number of New Hut Shares that a holder of Company DSUs would otherwise be entitled to receive upon the settlement of one or more Company DSUs includes a fractional New Hut Share, the aggregate number of New Hut Shares issuable to such holder shall be rounded down to the nearest whole number of New Hut Shares (with all settlements of Company DSUs by a holder that are effectuated concurrently being aggregated before any such reduction is effectuated)). For greater certainty, the Company DSUs shall not be exchanged or otherwise replaced by this Plan of Arrangement, and, subject to this Section 3.1(8), will continue to be governed by the Company Omnibus Incentive Plan on the same terms and conditions as were applicable to such Company DSUs immediately prior to the Arrangement Effective Time.
(9)
In accordance with the terms of the Hut June 2021 Warrants, each holder of a Hut June 2021 Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Hut June 2021 Warrant, in lieu of Common Shares to which such holder was theretofore entitled upon such exercise, that number of New Hut Shares equal to the product obtained when the number of Company Shares subject to such Hut June 2021 Warrant immediately prior to the Arrangement Effective Time is multiplied by the Hut Exchange Ratio, at an exercise price for each New Hut Share equal to the quotient obtained when the exercise price per Company Share under the former Hut June 2021 Warrant is divided by the Hut Exchange Ratio (provided that (A) no fractional New Hut Shares will be issued upon any particular exercise of Hut June 2021 Warrants, and the aggregate number of New Hut Shares to be issued upon exercise by a holder of one or more Hut June 2021 Warrants shall be rounded down to the nearest whole number, and (B) the aggregate exercise price payable on any particular exercise of Hut June 2021 Warrants shall be rounded up to the nearest whole cent). Each Hut June 2021 Warrant shall continue to be governed by and be subject to the terms of the Company Warrant Indenture.

(10)
In accordance with the terms of the Hut Compensations Warrants, each holder of a Hut Compensation Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Hut Compensation Warrant, in lieu of Common Shares to which such holder was theretofore entitled upon such exercise, that number of New Hut Shares equal to the product obtained when the number of Company Shares subject to such Hut Compensation Warrant immediately prior to the Arrangement Effective Time is multiplied by the Hut Exchange Ratio, at an exercise price for each New Hut Share equal to the quotient obtained when the exercise price per Company Share under the former Hut Compensation Warrant is divided by the Hut Exchange Ratio (provided that (A) no fractional New Hut Shares will be issued upon any particular exercise of Hut Compensation Warrants, and the aggregate number of New Hut Shares to be issued upon exercise by a holder of one or more Hut Compensation Warrants shall be rounded down to the nearest whole number, and (B) the aggregate exercise price payable on any particular exercise of Hut Compensation Warrants shall be rounded up to the nearest whole cent). Each Hut Compensation Warrant shall continue to be governed by and be subject to the terms of the certificates in respect of the Hut Compensation Warrants and New Hut shall assume in writing all of the obligations of Hut under the Hut Compensation Warrants.

(11)
The Company ESPP shall be terminated.

(12)
Except as otherwise set out above in this Section 3.1, any other rights of any Person in respect of the Company Shares or Company Options will be extinguished.

ARTICLE 4
DISSENT RIGHTS
Section 4.1   Rights of Dissent
(1)
Registered holders of the Company Shares may exercise rights of dissent in connection with the Arrangement under section 238 of the BCBCA, in the manner set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1 (“Dissent Rights”); provided that notwithstanding paragraph 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in paragraph 242(1)(a) of the BCBCA must be received by the Company not later than 4:00 p.m. Toronto time two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)
Dissenting Shareholders who are ultimately determined to be entitled to be paid by the Company the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Company Shares to the Company pursuant to Section 3.1(4) in consideration of such fair value and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares.

(3)
Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid by the Company the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights, as at and from the Arrangement Effective Time and be entitled to receive only the consideration set forth in Section 3.1 that such holder would have received if such holder had not exercised Dissent Rights.

(4)
In no case will the Company or New Hut or any other Person be required to recognize a Person exercising Dissent Rights as a holder of Company Shares after the Arrangement Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares in accordance with Section 3.1.
(5)
For greater certainty, in accordance with the BCBCA, none of the following are entitled to exercise Dissent Rights: (i) holders of Company Options; (ii) holders of Company RSUs; (iii) holders of Company DSUs; (iv) holders of Company Warrants; (v) holders of Company Shares who vote, or have instructed a proxyholder to vote, in favour of the Arrangement Resolution and (vi) Persons who have not strictly complied with the procedures for exercising Dissent rights or Persons who have withdrawn their exercise of Dissent Rights prior to the Arrangement Effective Time.

ARTICLE 5
DEPOSIT AND PAYMENT OF PER SHARE CONSIDERATION
Section 5.1   Deposit of New Hut Shares
Prior to the Arrangement Effective Time, New Hut shall (i) provide for the reservation, issuance and listing of New Hut Shares as is necessary to effectuate the transactions contemplated by Section 3.1, and (ii) deliver or arrange to be delivered to the Depositary the New Hut Shares required to be issued to Company Shareholders in accordance with the provisions of Section 3.1(5), which New Hut Shares shall be held by the Depositary as agent and nominee for such Company Shareholders for delivery to such Company Shareholders in accordance with the provisions of this Article 5.
Section 5.2   Delivery and Payment of Per Share Consideration
(1)
Subject to the provisions of this Article 5, upon return to the Depositary of a properly completed Letter of Transmittal by a registered former Company Shareholder, together with certificate(s) or a direct registration statement advice (a “DRS Advice”) representing one or more Company Shares that such Company Shareholder held immediately before the Arrangement Effective Time and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder (other than a Dissenting Shareholder) shall be entitled to receive the aggregate Per Share Consideration that they are entitled to receive pursuant to Section 3.1(5) in exchange therefor, and the Depositary shall deliver to such holder, following the Arrangement Effective Time, a certificate(s) or DRS Advice recorded on a book-entry basis representing the New Hut Shares that such holder is entitled to receive pursuant to Section 3.1(5).

(2)
After the Arrangement Effective Time, and until surrendered for cancellation as contemplated by Section 5.2(1), each certificate or DRS Advice that immediately prior to the Arrangement Effective Time represented one or more Company Shares (other than any Dissent Shares) shall be deemed at all times to represent only the right to receive in exchange therefor the aggregate Per Share Consideration that the holder of such certificate or DRS Advice is entitled to receive pursuant to Section 3.1(5).

(3)
For greater certainty, none of the Company Shareholders, holders of Company Options, holders of Company RSUs, holders of Company DSUs or holders of Company Warrants shall be entitled to receive any consideration with respect to such Company securities other than the consideration such holder is entitled to receive in accordance with Section 3.1, and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 5.3   Dividends and Distributions
No dividends or other distributions declared or made after the Arrangement Effective Time with respect to New Hut Shares with a record date after the Effective Date shall be paid to the holder of any unsurrendered certificate which immediately prior to the Arrangement Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 3.1(5) unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 5.5) in accordance with Section 5.2(1). Subject to applicable Law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Company Shares, without interest, (A) the amount of dividends or other distributions with a record date on or after the Effective Date theretofore paid with respect to each whole New Hut Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Date but prior to surrender and a payment date subsequent to surrender payable with respect to such whole New Hut Share.
Section 5.4   Fractional Shares
In no event shall any holder of Company Shares be entitled to a fractional New Hut Share. Where the aggregate number of New Hut Shares to be issued to a holder of Company Shares as part of the Per Share Consideration under this Arrangement would result in a fraction of a New Hut Share being issuable, the aggregate number of New Hut Shares to be received by such holder shall be rounded down to the nearest whole New Hut Share, without any additional payment or compensation to the holder.

Section 5.5   Loss of Certificates
In the event any certificate which immediately prior to the Arrangement Effective Time represented any outstanding Company Shares that were acquired by New Hut pursuant to Section 3.1(5) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Company Shares, or make available for pick up at its offices, the New Hut Shares such former holder is entitled to receive in respect of such Company Shares pursuant to Section 3.1(5), together with any distributions or dividends which such holder is entitled to receive pursuant to Section 5.3, less, in each case, any amounts withheld pursuant to Section 5.7. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Company Shares shall, as a condition precedent to the delivery of New Hut Shares, give a bond satisfactory to New Hut and the Depositary (each acting reasonably) in such sum as New Hut may direct, or otherwise indemnify the Company, New Hut and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
Section 5.6   Extinction of Rights
Any certificate or book-entry advice statements which immediately prior to the Arrangement Effective Time represented one or more outstanding Company Shares that were acquired by New Hut pursuant to Section 3.1 which is not deposited with the Depositary in accordance with the provisions of Section 5.2(1) before 4:00 p.m. (Toronto Time) on the second (2nd) anniversary of the Effective Date (the “Proscription Deadline”) shall, as of and from the Proscription Deadline, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against the Company, New Hut, USTBC, the Depositary or any other Person. At the Proscription Deadline, the consideration such former holder of Company Shares would otherwise have been entitled to receive pursuant to Section 3.1, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 5.3, shall be deemed to have been surrendered for no consideration to New Hut. Neither the Company nor New Hut will be liable to any Person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to New Hut or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
Section 5.7   Withholding Rights
The Company, New Hut or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement or the Business Combination Agreement (including, without limitation, any payments to Dissenting Shareholders) such amounts as the Company, New Hut or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of the Company, New Hut and the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds to the Company, New Hut or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, New Hut or the Depositary shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person.
Section 5.8   U.S. Securities Laws Exemption
Notwithstanding any provision herein to the contrary, the Parties each agree that the Plan of Arrangement will be carried out with the intention that all New Hut Shares and Replacement Options to be issued by New Hut to Company Shareholders and holders of Company Options, respectively, in exchange for their Company Shares and Company Options, as applicable, pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Business Combination Agreement. All holders of Company Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by New Hut in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying New Hut Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the United States or to a person in the United States in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.
ARTICLE 6
AMENDMENTS
Section 6.1   Amendments to Plan of Arrangement
(1)
The Company and USBTC reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Arrangement Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Company and USBTC, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.
(2)
Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 6.1(1) may be proposed by the Company at any time prior to the Meeting (provided USBTC shall have consented thereto, such consent not to be unreasonably withheld, conditioned or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(3)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and USBTC (provided each such consent shall not be unreasonably withheld, conditioned or delayed), and (ii) if required by the Court or applicable law, is consented to by Company Shareholders voting in the manner directed by the Court.

(4)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Arrangement Effective Time but shall only be effective if it is consented to by each of the Company and USBTC (which consent shall not be unreasonably withheld, conditioned or delayed), provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of each of the Company and USDMG, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Company and USBTC or any former Company Securityholder.

ARTICLE 7
FURTHER ASSURANCES
Section 7.1   Further Assurances
Each of the Parties shall make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.
Section 7.2   Paramountcy
From and after the Arrangement Effective Time:
(1)
this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of the Company issued prior to the Arrangement Effective Time;

(2)
the rights and obligations of the holders of the securities of the Company, and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(3)
all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of the Company shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SCHEDULE “C”
ARRANGEMENT RESOLUTION
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1)
The arrangement (the “Arrangement”) pursuant to the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Hut 8 Mining Corp. (“Hut”), U.S. Data Mining Group, Inc. (“USBTC”), Hut 8 Corp. (“New Hut”) and the securityholders of Hut, all as more particularly described and set forth in the management information circular (the “Circular”) of Hut accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2)
The business combination agreement (the “Business Combination Agreement”) by and among Hut, USBTC and New Hut dated February 6, 2023, the full text of which is attached as a schedule to the Circular, and all the transactions contemplated therein, the actions of the directors of Hut in approving the Arrangement and the Transaction (as defined in the Business Combination Agreement) and the actions of the directors and officers of Hut in executing and delivering the Business Combination Agreement and any amendments thereto are hereby ratified and approved.

3)
The plan of arrangement (the “Plan of Arrangement”) of Hut implementing the Arrangement, the full text of which is set out in Schedule “A” to the Business Combination Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

4)
Hut is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Business Combination Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5)
Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Hut or that the Arrangement has been approved by the Court, the directors of Hut are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Hut to:

(a)
amend the Business Combination Agreement or the Plan of Arrangement to the extent permitted by the Business Combination Agreement or the Plan of Arrangement; or

(b)
subject to the terms of the Business Combination Agreement, not proceed with the Arrangement.

6)
Any director or officer of Hut is hereby authorized and directed for and on behalf of Hut to execute and to deliver such other documents as are necessary or advisable in accordance with the Business Combination Agreement for filing.

7)
Any one or more directors or officers of Hut is hereby authorized, for and on behalf and in the name of Hut, to execute and deliver, whether under corporate seal of Hut or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, advisable or useful for the purpose of giving effect to these resolutions, the Business Combination Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Business Combination Agreement, including:

(a)
all actions required to be taken by or on behalf of Hut, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)
the signing of the certificates, consents and other documents or declarations required under the Business Combination Agreement or otherwise to be entered into by Hut, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

SCHEDULE “D”
NEW HUT RESOLUTION
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1)
Hut 8 Mining Corp. (“Hut 8”) is hereby authorized and directed to cause Hut 8 Corp. (“New Hut”) to issue up to 49,665,834 shares of common stock in the capital of New Hut (the “Consideration Shares”), in connection with the business combination agreement (the “Business Combination Agreement”) by and among Hut 8, U.S. Data Mining Group, Inc. (“USBTC”), and New Hut as more particularly described and set forth in the management information circular of Hut 8 dated August 11, 2023 as it may be amended, supplemented or otherwise modified from time to time (the “Circular”), such number of Consideration Shares consisting of: (i) up to 44,161,669 Consideration Shares issuable to USBTC stockholders pursuant to the Business Combination Agreement and up to 4,530,326 Consideration Shares issuable upon the exercise of USBTC replacement options to be issued in exchange for USBTC options, which figures represents approximately 50% of the common stock of New Hut expected to be outstanding upon completion of the business combination on a fully diluted in-the-money basis, and (ii) up to 973,839 Consideration Shares, which represents an additional 2% buffer to account for clerical and administrative matters.

2)
The Consideration Shares will be, when issued, validly issued as fully paid and non-assessable shares of common stock in the capital of New Hut and, at or following the effective time of the business combination, the registrar and transfer agent of the common stock of New Hut from time to time is hereby authorized and directed upon receipt of a direction from any one director or officer of New Hut to countersign and deliver certificates, or other evidence of issuance, in respect of the Consideration Shares.

3)
Notwithstanding that this resolution has been duly passed by the holders of common shares of Hut 8 (the “Hut 8 Shareholders”), the directors of Hut 8 are hereby authorized and empowered, at their discretion, at any time prior to the effective time of the arrangement and without any further notice to or approval of the Hut 8 Shareholders, to: (i) amend, supplement or modify the Business Combination Agreement to the extent permitted by the Business Combination Agreement; (ii) revoke this resolution, in whole or in part, and not give effect to this resolution; (iii) increase the number of Consideration Shares issuable in connection with the Business Combination Agreement, subject to the limitations imposed by the Toronto Stock Exchange; and/or (iv) subject to the terms of the Business Combination Agreement, not to proceed with the business combination and any related transactions.

4)
Any one director or officer of Hut 8 is hereby authorized and directed, for and on behalf and in the name of Hut 8, to execute or cause to be executed and to deliver or cause to be delivered, whether under corporate seal of Hut 8 or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument or the doing of any such other act or thing.

D-1

SCHEDULE “E”
INCENTIVE PLAN RESOLUTION
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1)
Subject to completion of the Business Combination (as defined in the management information circular of Hut 8 Mining Corp. (“Hut 8”) dated August 11, 2023 (the “Circular”)), the equity incentive plan (the “New Hut Incentive Plan”) of Hut 8 Corp. (“New Hut”) substantially in the form attached to the Circular “Schedule “O” — New Hut Incentive Plan”, with such additions, deletions, or changes thereto as may be required by any applicable securities regulatory authority or stock exchange (including, without limitation, the Toronto Stock Exchange), is hereby approved, authorized and adopted as the equity incentive plan of New Hut, as constituted upon completion of the Business Combination (as defined in the Circular);

2)
The aggregate number of common shares in the capital of New Hut (the “New Hut Shares”) available for issuance under the New Hut Incentive Plan, and all security-based compensation plans, is 10% of the number of New Hut Shares issued and outstanding from time to time, on a non-diluted basis;

3)
New Hut shall have the ability to continue granting options under the New Hut Incentive Plan until September 12, 2026, which is the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought;

4)
The board of directors of New Hut (the “New Hut Board”), or any committee thereof authorized pursuant to the New Hut Incentive Plan, is authorized to make such amendments to the New Hut Incentive Plan from time to time as the New Hut Board, or such committee, may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities (including, but not limited to, the Toronto Stock Exchange) and, in certain specified cases, subject the approval of the shareholders of New Hut; and

5)
Any director or officer of New Hut is hereby authorized and directed for and in the name of and on behalf of New Hut to execute or cause to be executed, whether under corporate seal of New Hut or otherwise, and to deliver or cause to be delivered, all such documents, and to do or cause to be done all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing resolutions.

E-1

SCHEDULE “F”
INTERIM ORDER
SUPREME COURTOF BRITISH COLUMBIAVANCOUVER REGISTRYAUG 1 1 2023INNo. S-235593Vancouver RegistryTHE SUPREME COURT OF BRITISH COLUMBIAIN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESSCORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDEDANDIN THE MATTER OF A PROPOSED ARRANGEMENTINVOLVING HUT 8 MINING CORP., ITS SHAREHOLDERS AND CERTAIN OF ITSOTHER SECURITY HOLDERS, HUT 8 CORP. and U.S. DATA MINING GROUP, INC. DBAUS BITCOIN CORP.HUT 8 MINING CORP.PETITIONERORDER MADE AFTER APPLICATION(INTERIM ORDER)BEFORE ) THE HONOURABLE JUSTICE ) August 11, 2023ON THE APPLICATION of the Petitioner, Hut 8 Mining Corp. ("Hut 8"), for an Interim Orderfor advice and directions in connection with a plan of arrangement proposed pursuant to Sections186 and 288 297 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the"BCBCA"), and its Petition filed on August 9, 2023, WITHOUT NOTICE, and coming on forhearing at 800 Smithe Street, Vancouver, British Columbia, on August 11, 2023, and on hearingMia Laity and Matthew Hunt, counsel for Hut 8, and upon reading the Petition filed herein andAffidavit No. 1 of Jaime Leverton made August 9, 2023 (the "Interim Order Affidavit"):THIS COURT ORDERS that:DEFINITIONS1. Unless otherwise defined herein, all terms beginning with capital letters used in this InterimOrder will have the respective meanings set out in the draft management informationcircular of Hut 8 (the "Circular"), containing the draft Notice of Special Meeting of the

Shareholders (the "Notice"), a copy of which is attached as Exhibit "A" to the InterimOrder Affidavit.THE MEETING2. Pursuant to Sections 291(2)(b)(i) and 289(1)(a)(i) and (e) of the BCBCA and Hut 8'sarticles, Hut 8 is authorized to call, hold and conduct a special meeting (the "Meeting") ofthe holders (the "Hut 8 Shareholders-) of common shares of Hut 8 (the "Hut 8 Shares")at the offices of Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario,M5X 1A4 on September 12, 2023 at 10:00AM (Toronto time).3. Hut 8 is authorized to change the date, location, or method of holding the Meeting(including by holding a physical, virtual or hybrid Meeting) through the issuance of a pressrelease, news release, newspaper advertisement, prepaid ordinary mail, or by the methodmost reasonably practicable in the circumstances, as determined by Hut 8, containing theupdated details of the date, time, and place of the Meeting. Such notice will be given toHut 8 Shareholders no less than five Business Days before the Meeting is scheduled to beheld.4. At the Meeting, the Hut 8 Shareholders will, inter alia, consider and, if deemed advisable,pass, with or without variation:(a) a special resolution (the "Arrangement Resolution") in the form attached asSchedule "C" to the Circular approving and adopting, with or without amendment,the statutory plan of arrangement (the "Arrangement") of Hut 8 involving, amongothers, Hut 8 Holdings Inc. and Hut 8 Corp. ("New Hut"), in accordance with theterms and conditions as set forth in the plan of arrangement (the "Plan ofArrangement"), a copy of which is attached as Schedule "B" to the Circular.(b) an ordinary resolution in the form attached as Schedule "D" to the Circular,permitting Hut 8 to issue up to 49,665,834 shares of common stock (the"Consideration Shares") in the capital of New Hut, in connection with theBusiness Combination Agreement, as it may be amended, by and among Hut 8,U.S. Data Mining Group, Inc. dba US Bitcoin Corp. ("US Bitcoin"), and New Hut,such number of Consideration Shares consisting of: (i) up to 45,351,028Consideration Shares issuable to US Bitcoin stockholders pursuant to the BusinessCombination Agreement, (ii) up to 3,340,967 Consideration Shares issuable uponthe exercise of US Bitcoin replacement options to be issued in exchange for USBitcoin options, which figures represents approximately 50% of the common stockof New Hut expected to be outstanding upon completion of the businesscombination, and (iii) up to 973,839 Consideration Shares, which represents anadditional 2% buffer to account for clerical and administrative matters (the "NewHut Resolution").(c) an ordinary resolution in the form attached as Schedule "E" to the Circular,approving the adoption of the equity incentive plan of New Hut in substantially thesame form as attached as Schedule "E" to the Circular (the "Incentive Plan

Resolution",togetherwiththeArrangementResolutionandtheNewHutResolution,the"Hut8Resolutions").5.AttheMeeting,Hut8may alsotransactsuchotherbusinessasiscontemplatedbytheCircular,orasmayotherwisebeproperlybroughtbeforetheMeeting.6.TheMeeting willbecalled,heldandconductedinaccordancewiththeapplicableprovisionsoftheBCBCA,theNotice(tobedeliveredinsubstantiallysimilarform asattached to the Circular), the terms of this Interim Order, the articles of Hut 8, all applicablesecurities laws (subject to the terms of this Interim Order), the rulings and directions of theChair of the Meeting (such rulings and directions not to be inconsistent with this InterimOrder), and any further Order of this Court.RECORD DATE7. The record date for determining the Hut 8 Shareholders entitled to receive notice of andvote at the Meeting (including receipt of the Circular, the Notice of Hearing of Petition,this Interim Order, the form of proxy or voting instruction form and the letter of transmittal(collectively, the "Meeting Materials")) will be the close of business on August 8, 2023(the "Record Date"), or such other date as the board of directors of Hut 8 (the "Hut 8Board") may determine in accordance with this Interim Order, Hut 8's articles, theBCBCA, or as disclosed in the Meeting Materials.8. The Record Date will not change in respect of any adjournment(s), postponement(s), orrelocation of the Meeting, unless required by law.9. Only Hut 8 Shareholders who hold Hut 8 Shares as of the close of business on the RecordDate will be entitled to receive notice of and vote at the Meeting in respect of the Hut 8Resolutions.NOTICE OF SPECIAL MEETING10. The Circular is hereby deemed to represent sufficient and adequate disclosure, includingfor the purpose of section 290(1)(a) of the BCBCA, and Hut 8 will not be required to sendthe Hut 8 Shareholders any other additional statements pursuant to Section 290(1)(a) of theBCBCA.11. The Meeting Materials, in substantially the same form as contained as Exhibit "A" to theInterim Order Affidavit, with such deletions, amendments and inclusions as counsel forHut 8 may determine are necessary or desirable and as are not inconsistent with the termsof this Interim Order, will be sent at least 21 days before the date of the Meeting to the Hut8 Shareholders and Hut 8's directors and auditors as of the Record Date.12. The Meeting Materials will be sent:(a) to registered Hut 8 Shareholders whose names appear in the securities registers ofHut 8 determined as at the Record Date (the "Registered Hut 8 Shareholders"at least 21 days prior to the date of the Meeting, excluding the date of mailing or), delivery, by prepaid ordinary mail, or by delivery in person or by recognized courierservice, addressed to the Registered Hut 8 Shareholder at his, her, or its address assuch address appears in Hut 8's securities registers as at the Record Date;(b) to beneficial Hut 8 Shareholders (those whose names do not appear in the securitiesregisters of Hut 8) as at the Record Date (the "Beneficial Hut 8 Shareholders") byproviding, in accordance with National Instrument 54-101 — Communication withBeneficial Owners of Securities of a Reporting Issuer, the requisite number ofcopies of the Meeting Materials to intermediaries and registered nominees tofacilitate the distribution of the Meeting Materials to the Beneficial Hut 8Shareholders;(c) at any time by email or facsimile transmission to any Hut 8 Shareholder whoidentifies himself, herself, or itself to the satisfaction of Hut 8 (acting through itsrepresentatives), who requests such email or facsimile transmission and, if requiredby Hut 8, agrees to pay the charges related to such transmission; and(d) to the directors and auditor(s) of Hut 8 by prepaid ordinary mail, delivery in person,or by recognized courier service, email, or facsimile transmission at least 21 daysprior to the date of the Meeting, excluding the date of mailing or delivery,and substantial compliance with this paragraph will constitute good and sufficient noticeof the Meeting and these proceedings.13. The Meeting Materials will not be sent to Registered Hut 8 Shareholders where mailpreviously sent to such holders by Hut 8 or its registrar and transfer agent has been returnedto Hut 8 or its registrar and transfer agent on two or more previous consecutive occasions.14. Neither the accidental failure or omission by Hut 8 to give notice of the Meeting nor thenon-receipt of such notice will constitute a breach of the Interim Order or a defect in thecalling of the Meeting, nor will it invalidate any resolution passed or taken at the Meetingprovided that the Meeting meets Hut 8's quorum requirements. However, if any suchfailure or omission is brought to the attention of Hut 8 then it shall use reasonablecommercial efforts to rectify it by the method and in the time most reasonably practicablein the circumstances.15. Provided that notice of the Meeting and the provision of the Meeting Materials to the Hut8 Shareholders take place in substantial compliance with this Interim Order, therequirement of Section 290(1)(b) of the BCBCA to include certain disclosure in anyadvertisement of the Meeting is waived.16. The Circular, and the Notice of Hearing of Petition ("collectively, the Court Materials"),and any other communications or documents determined by Hut 8 to be necessary ordesirable, with such deletions, amendments and inclusions thereto as counsel for thePetitioner may deem necessary or desirable, provided that such deletions, amendments, andinclusions are not inconsistent with the terms of this Interim Order, shall be sent to theholders of Hut 8 options, holders of Hut 8 restricted share units, holders of Hut 8 deferredshare units, and holders of Hut 8 warrants (together with the Hut 8 Shareholders, the "Hut

8 Securityholders") by any method permitted for notice to Hut 8 Shareholders as set forthin subparagraphs 12(a), (b), or (c), above, or by e-mail or other electronic transmission,including by electronic filing on System for Electronic Data Analysis and Retrieval +("SEDAR+") at www.sedarplus.com, concurrently with, or as soon as practicablefollowing, the distribution described in paragraph 12 of this Interim Order (provided thatdelivery need only be made once notwithstanding that a person may be entitled to the CourtMaterials under more than one paragraph hereof). Unless distributed by inter-office mail,distribution to such persons shall be to their addresses as they appear on the books andrecords of Hut 8 or its registrar and transfer agent at the close of business on the RecordDate.DEEMED RECEIPT OF NOTICE17. For the purposes of this Interim Order, the Meeting Materials and Court Materials will bedeemed to have been served upon and received by the Hut 8 Securityholders:(a) in the case of mailing, at the time specified at section 6 of the BCBCA;(b) in the case of delivery in person, upon receipt thereof at the intended recipient'saddress or, in the case of delivery by courier, one business day after receipt by thecourier;(c) in the case of transmission by email or facsimile, upon the transmission thereof;(d) in the case of any press release, news release or advertisement, at the time ofpublication;(e) in the case of electronic filing on SEDAR+, upon the transmission thereof; and(f) in the case of Beneficial Hut 8 Shareholders, three days after delivery thereof tointermediaries and registered nominees.AMENDMENTS18. Hut 8 is authorized to make, subject to the terms of the Business Combination Agreement,and paragraph 19, below, such amendments, modifications, updates or supplements to theMeeting Materials, Court Materials, Arrangement and the Plan of Arrangement as it maydetermine without any additional notice to the Hut 8 Shareholders, or others entitled toreceive notice under paragraphs 12 and 16 hereof, provided same are to correct clericalerrors or are non-material and would not, if disclosed, reasonably be expected to affect aHut 8 Shareholder's decision to vote, or are authorized by subsequent Court order, and theMeeting Materials, Court Materials, Arrangement and Plan of Arrangement, as soamended, modified, updated or supplemented shall be the Arrangement and Plan ofArrangement to be submitted to the Hut 8 Shareholders at the Meeting and shall be thesubject of the Arrangement Resolution. Amendments, modifications, updates orsupplements may be made following the Meeting, but shall be subject to review and, ifappropriate, further direction by this Court at the hearing for the final approval of theArrangement.

19. If any amendments, modifications, updates, or supplements to the Meeting Materials, CourtMartials, Arrangement, or the Plan of Arrangement, made after initial notice is providedas contemplated in paragraph 12 above would, if disclosed, reasonably be expected toaffect a Hut 8 Shareholder's decision to vote for the Arrangement Resolution, Hut 8 isauthorized to make such amendments, modifications, update or supplements providednotice of such amendment, modification, update or supplement will be distributed to Hut8 Shareholders by any means in paragraph 12, news release, press release, newspaperadvertisement, prepaid ordinary mail or by the method most reasonably practicable in thecircumstances, as determined by Hut 8, in its sole discretion.ADJOURNMENTS, POSTPONEMENTS AND RELOCATIONS20. Subject to the terms of the Business Combination Agreement, if Hut 8 deems advisable,and notwithstanding the provisions of the BCBCA and Hut 8's articles, Hut 8 is specificallyauthorized to cancel or adjourn, postpone, or relocate the Meeting on one or more occasionswithout the necessity of first convening the Meeting or first obtaining any vote of the Hut8 Shareholders respecting the cancellation, adjournment, postponement, or relocation andwithout the need for approval of this Court. Notice of any such cancellation,adjournment(s), postponement(s), or relocation(s) will be provided to the Hut 8Shareholders by press release, news release, or newspaper advertisement, in which casesuch notice will be deemed to have been received at the time of publication, or by noticesent to by any of the means set forth in paragraph 12 above, or by the method mostreasonably practicable in the circumstances, as determined by Hut 8.SOLICITATION OF PROXIES21. Hut 8 is authorized to permit Hut 8 Shareholders to vote by proxy using a form or formsof proxy or voting instruction form that comply with Hut 8's articles, the provisions of theBCBCA and the Securities Act (British Columbia) relating to the form and content ofproxies, and Hut 8 may, in its discretion, waive generally the time limits for the deposit ofproxies by Hut 8 Shareholders if Hut 8 deems it fair and reasonable to do so.22. Hut 8 is authorized, at its expense, to solicit proxies directly and through its officers,directors and employees, and through such agents or representatives as it may retain forthat purpose and by mail, telephone or such other form of personal or electroniccommunication, as it may determine.23. The procedure for the form and use of proxies at the Meeting will be in substantially thesame form as set out in the Meeting Materials.CONDUCT OF THE MEETING24. The Chair of the Meeting shall be an officer or director of Hut 8 or such other person asmay be appointed by the Hut 8 Shareholders for that purpose.25. The Chair of the Meeting is at liberty to call on the assistance of legal counsel to Hut 8 atany time during the Meeting as the Chair of the Meeting may deem necessary orappropriate.

26. The only persons entitled to attend or speak at the Meeting will be:(a) Hut 8 Shareholders as at the close of business on the Record Date, or theirrespective duly appointed proxyholders;(b) directors, officers and advisors of Hut 8;directors, officers and advisors of US Bitcoin; and(d) such other persons with the prior permission of the Chair of the Meeting.QUORUM AND VOTING27. The quorum required at the commencement of the Meeting will be at least one individualwho is, or who is represented by a proxy, a Hut 8 Shareholder who, in aggregate holds atleast 25 percent of the issued Hut 8 Shares carrying the right to vote at the Meeting.28. The only persons permitted to vote on the Hut 8 Resolutions at the Meeting will be thoseHut 8 Shareholders who hold Hut 8 Shares as of the close of business on the Record Dateand their valid proxyholders as described in the Circular and as determined by the Chair ofthe Meeting upon consultation with the Scrutineer (as hereinafter defined) and legalcounsel to Hut 8.29. At the Meeting, each holder of a Hut 8 Share is entitled to one (1) vote for each Hut 8 Shareregistered in his, her or its name.30. The vote required to pass the Arrangement Resolution will be two-thirds (662/3%) of thevotes cast on the Arrangement Resolution by Hut 8 Shareholders present in person orrepresented by proxy and entitled to vote at the Meeting. The required vote to pass the NewHut Resolution and the Incentive Plan Resolution will be a simple majority vote of thevotes cast by Hut 8 Shareholders present in person or represented by proxy and entitled tovote at the Meeting.31. For the purposes of the Meeting, any spoiled, illegible or defective votes, as well as anyabstentions, will be deemed votes not cast. Proxies that are properly signed and dated butwhich do not contain voting instructions will be voted in favour of the Hut 8 Resolutions.SCRUTINEER32. The Scrutineer for the Meeting will be a representative of Hut 8's registrar and transferagent (or any agent thereof) (the "Scrutineer").33. The Scrutineer's duties will include:(a) reviewing and reporting to the Chair of the Meeting on the deposit and validity ofproxies;(b) reporting to the Chair of the Meeting on the quorum of the Meeting;

(c) reporting to the Chair of the Meeting on the polls taken or ballots cast, if any, at theMeeting; and(d) providing to Hut 8 and to the Chair of the Meeting written reports on matters relatedto their duties.REGISTERED SHAREHOLDER DISSENT RIGHTS34. Each Registered Hut 8 Shareholder as at the Record Date will, as set out in the Plan ofArrangement, be permitted to dissent from the Arrangement Resolution in accordance withthe dissent procedures set out in Sections 237 — 247 of the BCBCA, as modified by theterms of this Interim Order, the Plan of Arrangement, and the Final Order (the "DissentRights"), provided that:(a) the written notice containing the information set out in Section 242 of the BCBCA(the "Dissent Notice") must be received by Hut 8 at 666 Burrard Street, Suite 2500,Vancouver, British Columbia, V6C 2X8 to the attention Mia Laity by no later than4:00 p.m. (Toronto time) on September 8, 2023, or the date that is two BusinessDays immediately preceding the date of the Meeting (or the date to which theMeeting may be adjourned or postponed from time to time);(b) such dissenting Hut 8 Shareholder must not have voted his, her, or its Hut 8 Share(s)at the Meeting, either by proxy or in person, in favour of the ArrangementResolution;(c) such dissenting Hut 8 Shareholder must dissent with respect to all of the Hut 8Shares held by such person;(d) the exercise of such Dissent Rights must otherwise comply with the requirementsof Sections 237 — 247 of the BCBCA, as modified by the Plan of Arrangement andthis Interim Order; and(e) each Registered Hut 8 Shareholder as at the Record Date that duly exercises suchholder's Dissent Rights (the "Dissenting Shareholder") will, notwithstandinganything to the contrary in Section 245 of the BCBCA, be deemed to havetransferred the shares held by such holder and in respect of which Dissent Rightshave been validly exercised to Hut 8 free and clear of all Liens (other than the rightto be paid fair value for such shares) as set out in of the Plan of Arrangement.35. In addition to any other restrictions under Sections 237 — 247 of the BCBCA and thisInterim Order, none of the following will be entitled to exercise Dissent Rights: (i) holdersof Hut 8 options, (ii) holders of Hut 8 restricted share units, (iii) holders of Hut 8 deferredshare units, (iv) holders of Hut 8 warrants, (v) Hut 8 Shareholders who become Hut 8Shareholders after the Record Date; (vi) holders of the Hut 8 Shares who vote, or haveinstructed a proxyholder to vote, such shares in favour of the Arrangement Resolution; and(vii) Beneficial Hut 8 Shareholders.

36. Notice to Hut 8 Shareholders of their Dissent Rights and their rights as a Registered Hut 8Shareholder to receive, subject to the provisions of the BCBCA, the Plan of Arrangementand the Interim Order, the fair value of their Hut 8 Shares, will be included in the Circularand sent to Hut 8 Shareholders in accordance with this Interim Order.37. Pursuant to the Plan of Arrangement, if a Dissenting Shareholder is ultimately not entitled,for any reason, to be paid fair value for their Hut 8 Shares, they will be deemed to haveparticipated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Shareholder and will be entitled to receive only the Consideration contemplatedby the Plan of Arrangement that such Dissenting Shareholder would have receivedpursuant to the Arrangement if such Dissenting Shareholder had not exercised its DissentRights.APPLICATION FOR FINAL ORDER38. Upon the approval by the Hut 8 Shareholders of the Arrangement Resolution, in the mannerset forth in this Interim Order, Hut 8 may set the Petition down for hearing and apply foran Order of this Court:(a) approving the Plan of Arrangement, and its terms and conditions, pursuant toSection 291(4)(a) of the BCBCA;(b) declaring that the Arrangement is procedurally and substantively fair andreasonable pursuant to Section 291(4)(c) of the BCBCA;(c) that the Arrangement be implemented in the manner and sequence set forth in thePlan of Arrangement, and pursuant to Sections 291, 292 and 296 of the BCBCA,the Arrangement will take effect as of the Effective Time (as defined in the Plan ofArrangement);(d) that the Arrangement shall be binding on the Hut 8 Securityholders and US Bitcoinupon the taking effect of the Arrangement pursuant to Section 297 of the BCBCA;and(e) Hut 8 shall be entitled to seek the advice and direction of this Court as to theimplementation of this Order or to apply for such further Order or Orders as maybe appropriate;(collectively, the "Final Order"),and the hearing will be held on or around September 15, 2023, at 9:45 a.m. (VancouverTime) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia (the "FinalOrder Hearing") or as soon thereafter as the Final Order Hearing can be heard or at suchother date and time as Hut 8 may determine or this Court may direct.39. Any Hut 8 Shareholder, director or auditor of Hut 8, or any other interested party withleave of the Court, may appear and make submissions at the Final Order Hearing providedthat such person first files a Response to Petition, in the form prescribed by the Supreme

Court Civil Rules, and delivers a copy of the filed Response to Petition, together with acopy of all material on which such person intends to rely at the Final Order Hearing,including an outline of the basis for such person's proposed submissions and an emailaddress for contact, to the solicitors for Hut 8 at:Bennett Jones LLP666 Burrard Street, Suite 2500Vancouver, BC, V6C 2X8Attention: Mia Laity/Matthew Hunt/David GruberEmail: laitym @bennettjones.comwith a copy to the solicitors for US Bitcoin at:Stikeman Elliott LLPSuite 1700666 Burrard StreetVancouver British Columbia V6C 2X8Attention: Darlene CrimeniEmail: dcrimeni@stikeman.comby or before 4:00 p.m. (Vancouver Time) on September 1, 2023.40. The persons entitled to appear and be heard at any Final Order Hearing or any courtproceedings herein, will be only:(a) Hut 8;(b) US Bitcoin; and(c) any other person who has served and filed a Response to Petition and has otherwisecomplied with this Interim Order and the Supreme Court Civil Rules.41. If the Final Hearing is adjourned, only those persons who have filed and delivered aResponse to Petition in accordance with paragraph 39 above need to be served andprovided with notice of the adjourned date and any filed materials.NOTICE OF FINAL ORDER HEARING42. Hut 8 is at liberty to give notice of these proceedings to persons outside the jurisdiction ofthis Court in the manner specified herein.43. The Notice of Hearing of Petition in substantially the same form as attached to Exhibit "A"of the Interim Order Affidavit is hereby authorized for use as the notice of hearing for theFinal Order Hearing (the "Notice of Hearing of Petition"). Service of the Notice ofHearing of Petition in accordance with this Interim Order will constitute good andsufficient notice of these proceedings and of the Final Order Hearing.

44. Hut 8 will make available to any Hut 8 Shareholders requesting the same, a copy of theInterim Order Affidavit and the Petition.45. Delivery of the Meeting Materials and Court Materials in accordance with this InterimOrder, upon all persons who are entitled to receive the Meeting Materials and CourtMaterials pursuant to this Interim Order, regardless of whether such persons reside withinBritish Columbia or within another jurisdiction, will constitute good and sufficient service,and no other materials need to be served on or delivered to such persons in respect of theseproceedings.46. For greater certainty, other than as specifically set out herein, no materials, including thePetition herein and the accompanying affidavit or any additional affidavits as may be filedneed be served on any persons in respect of these proceedings.VARIANCE AND OTHER TERMS47. Hut 8 is at liberty to apply to this Honourable Court to vary the Interim Order or for adviceand direction with respect of the Plan of Arrangement or any of the matters related to theInterim Order.48. To the extent of any inconsistency or discrepancy between this Interim Order and theCircular, the BCBCA, applicable securities laws or Hut 8's articles, this Interim Order willgovern.49. Rules 8-1 and 16-1(3) and (8) — (12) of the Supreme Court Civil Rules will not apply toany applications in respect of this proceeding, including the setting down of the Petitionfor the Final Order Hearing and any application to vary this Interim Order.THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TOEACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BYCONSENT:SignatHut 8 ming orp.Lawyer: Mia Laity/David Gruber/Matthew HuntBY THE CORegi rar

No.S-235593 Vancouver RegistryIN THE SUPREME COURT OF BRITISH COLUMBIAIN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDEDANDIN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HUT 8 MINING CORP., ITS SHAREHOLDERS AND CERTAIN OF ITS OTHER SECURITY HOLDERS, HUT 8 CORP. and U.S. DATA MINING GROUP, INC. DBA US BITCOIN CORP.HUT 8 MINING CORP. PETITIONERNOTICE OF HEARING OF PETITION(Final Order)TO:the holders (the “Hut 8 Securityholders”) of common shares, options, warrants, deferred stock units, and restricted share units of the Petitioner Hut 8 Mining Corp. (“Hut 8”)AND TO: US Data Mining Group, Inc. dba US Bitcoin Corp. (“US Bitcoin”)TAKE NOTICE that the Petition (Final Order) of Hut 8 Mining Corp. will be heard at the courthouse at 800 Smithe Street, Vancouver, BC on September 15, 2023, at 9:45 a.m. 1 Date of hearingThe petition is unopposed and without notice. 2Duration of hearingIt has been agreed by the parties that the hearing will take 15 minutes.3JurisdictionThis matter is not within the jurisdiction of a master.NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Hut 8 in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 as amended, of an arrangement contemplated in by a Business Combination Agreement dated February 6, 2023, involving Hut 8 and US Bitcoin (the “Arrangement”)

NOTICE IS FURTHER GIVEN that by Order of Justice Forth of the Supreme Court of British Columbia, dated August 11, 2023, the Court has given directions by means of an interim order (the "**Interim Order**") on the calling of a special meeting (the "**Hut 8 Meeting**") of the holders of common shares of Hut 8 for the purpose of, among other things, considering and voting upon a special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Hut 8 intends to apply to the Supreme Court of British Columbia for a final order (the "**Final Order**") approving the Arrangement and declaring it to be fair and reasonable to the Hut 8 Securityholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on September 15, 2023, at 9:45 a.m. (Vancouver time) or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct.

NOTICE IS FURTHER GIVEN that the Supreme Court of British Columbia has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is procedurally and substantively fair and reasonable to the Hut 8 Securityholders will constitute the basis for an exemption from the registration requirements under the *United States Securities Act of 1933*, pursuant to section 3(a)(10) thereof, upon which the parties will rely for the issuance, exchange and distribution of applicable securities of in connection with the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Response to Petition" together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to Hut 8's address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on September 1, 2023 or the business day that is nine business days prior to the date of the application for the Final Order.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry (if open) or online from the BC Supreme Court Website. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Hut 8 Securityholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Hut 8 Securityholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below.

The Petitioner's address for delivery is:

Bennett Jones LLP
Barristers and Solicitors
2500 – 666 Burrard Street
Vancouver, BC V6C 2X8
Attention: Mia Laity/David Gruber/Matthew Hunt

DATED August 11, 2023.

____

Lawyer for the Petitioner
Hut 8 Mining Corp.

Dated: August 11, 2023

____

Signature of **Mia Laity**/David Gruber/Matthew Hunt
☐ Petitioner ☒ Lawyer for Petitioner

SCHEDULE “H”
INFORMATION RELATING TO HUT 8
Notice to Reader
The following information provided by Hut 8 is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Hut 8. This information should be read in conjunction with the documents incorporated by reference into this “Schedule “H” — Information Relating to Hut 8” and the information concerning Hut 8 appearing elsewhere in this Circular.
Documents Incorporated by Reference
The following documents, filed by Hut 8 with securities commissions or similar regulatory authorities in the provinces and territories of Canada and available on SEDAR+ at www.sedarplus.com, are specifically incorporated by reference into, and form an integral part of, this Circular:
a)
the annual information form of Hut 8 dated March 9, 2023 in respect of the fiscal year ended December 31, 2022 (the “Hut AIF”);

b)
the audited consolidated annual financial statements dated March 9, 2023 in respect of the fiscal year ended December 31, 2022 and 2021, together with the auditors report thereon (the “Hut Annual Financial Statements”);

c)
the unaudited consolidated interim financial statements dated May 10, 2023 for the three months ended March 31, 2023 and 2022;

d)
management’s discussion and analysis dated March 9, 2023 for the year ended December 31, 2022 (the “Hut Annual MD&A”);

e)
management’s discussion and analysis dated May 10, 2023 for the three months ended March 31, 2023 (the “Hut Interim MD&A”);

f)
the material change reports of Hut 8 dated February 15, 2023 relating to the execution of the Business Combination Agreement, and the material change report of Hut 8 dated July 5, 2023 relating to the US$50 million credit facility with Coinbase Credit, Inc.; and

g)
the management information circular of Hut 8 dated April 29, 2022 with respect to an annual and special meeting of the Hut 8 Shareholders held on June 16, 2022.

All material change reports (other than confidential reports), audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Hut 8 with the applicable securities regulatory authorities in each of the provinces and territories of Canada on SEDAR+ at www.sedarplus.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular.
Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.
Information contained in or otherwise accessed through Hut 8’s website, www.hut8.io, or any other website does not form part of this Circular
Hut 8 Background
Through innovation, imagination, and passion, Hut 8’s seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8’s infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally.
Hut 8 was incorporated under the laws of the province of British Columbia on June 9, 2011. Its registered office of is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8 and the corporate headquarters are located at Suite 500, 24 Duncan Street, Toronto, Ontario, Canada, M5V 2B8.
Corporate Structure
Hut 8 has four wholly-owned subsidiaries: Hut 8 Holdings Inc., which was incorporated under the laws of the province of British Columbia, Canada, Hut 8 Asset Management Inc., which was incorporated in under the laws of Barbados, Hut 8 High Performance Computing Inc., which was incorporated under the laws of the province of British Columbia, and Hut 8 Power Inc., which was incorporated under the laws of the province of Ontario. Hut 8 beneficially owns, or controls or directs, directly or indirectly, 100% of the voting common shares of the above-mentioned subsidiaries. Each of the subsidiaries is in good standing, but Hut 8 Asset Management Inc. is not currently carrying on active business operations.
The following diagram illustrates the corporate structure and provides the name, the percentage of voting securities owned, directly or indirectly, by Hut 8 and the jurisdiction of incorporation, continuance or formation of Hut 8’s subsidiaries.
Recent Developments
As previously disclosed by Hut 8, on January 26, 2023, Hut 8 filed a statement of claim in the Superior Court of Justice of Ontario against Validus, in respect of Validus’ failure to meet its contractual obligations under the power purchase agreement it entered into with Hut 8 at the company’s mining facility in North Bay, Ontario. On February 9, 2023, Hut 8 received a notice of termination from Validus purporting to terminate Hut 8’s lease at its North Bay facility (the “Validus Notice”). On February 21, 2023, Hut 8 announced that it received the statement of defence and counterclaim of Validus. Validus denies the majority of allegations in Hut 8’s statement of claim and has brought counterclaims against Hut 8 and is seeking monetary damages. On March 28, 2023, Hut 8 announced that it served and filed an amended statement of claim in the Superior Court of Justice of Ontario against Validus. While Hut 8 believes that the Validus Notice and statement of defence and counterclaim are meritless and intends to vigorously prosecute the aforementioned matters, these matters are in the early stages of litigation and no assessment can be made as to the likely outcome of the matters or whether they will be material to Hut 8. On April 11, 2023, Validus served and filed an amended statement of defence and counterclaim in the Ontario Superior Court of Justice against Hut 8.
On June 26, 2023, Hut 8, through Hut 8 Holdings, entered into a $50 million credit agreement with Coinbase Credit, Inc., (the “Coinbase Agreement”) dated June 26, 2023. The Coinbase Agreement provides a $15 million term loan, an option of drawing an additional $20 delayed-draw term loan tranche between one and two months following closing and an option of drawing an additional $15 million delayed-draw term loan tranche within 15 business days following the completion of the Business Combination. All amounts borrowed under the Coinbase Agreement will bear interest at a rate equal to (a) the greater of (i) the federal funds rate on the date of the applicable borrowing, and (ii) 3.25%, plus (b) 5.0%. The Coinbase Agreement facility will mature 364 days after the date of the first borrowing. Obligations under the Coinbase Agreement are secured by Hut 8’s interest in certain Bitcoin held in the custody of Coinbase Custody Trust Company, LLC (“Coinbase Custody”); 847 of Hut 8’s Bitcoin are currently held as collateral pursuant to the Coinbase Agreement. If the value of the collateral under the Coinbase Agreement decreases past a specified margin, Hut 8 may be required to post additional Bitcoin as collateral. For more information on Coinbase Custody’s custodianship of certain of Hut 8’s Bitcoin, see “Schedule “H” — Information Relating to Hut 8 — Business Overview — Custody Policy” of this Circular. The obligations of Hut 8 Holdings are guaranteed by Hut 8.
Hut 8 may loan its digital assets to a borrower for a specific period of time in exchange for a fee as part of a yield enhancement program. Hut 8 does not currently have any of these arrangements in place.
On August 11, 2023, Hut 8 announced it has entered into a transaction support agreement with Macquarie Equipment Finance Ltd., a subsidiary of Macquarie Group Limited, a global financial services group, in support of an opportunity to potentially acquire certain assets of Validus. Validus was previously a supplier of energy for Hut 8’s mining facility in North Bay. Macquarie Equipment Finance Ltd. is a secured creditor of Validus under an existing secured lease and participation agreement. Pursuant to an order of the Ontario Superior Court of Justice (Commercial List) issued on August 10, 2023, on application by Macquarie Equipment Finance Ltd., KSV Restructuring Inc., a licensed insolvency trustee, has been appointed as receiver of the property, assets and undertakings of Validus. Subject to the satisfaction of certain conditions under the terms of the support agreement, a stalking horse bid is to be submitted to KSV Restructuring Inc. in support of a proposed sale and investment solicitation process to be carried out in respect of Validus. If ultimately successful, the stalking horse bid is expected to result in the full and final resolution of all litigation claims and counterclaims currently pending between Hut 8 and Validus.
There have been no further material developments in the business of Hut 8 since the date of the Hut AIF that have not otherwise been disclosed in this Circular or the documents incorporated by reference herein. A summary of the developments over the past three fiscal years can be found in the section titled “General Development of the Business” in the Hut AIF incorporated by reference herein and available under Hut 8’s issuer profile on SEDAR+ at www.sedarplus.com.
Business Overview
Digital Asset Mining
To date, Hut 8’s primary business has centered around the mining of Bitcoin. Hut 8 does not hold, sell or transact in Bitcoin or any other digital asset for any person other than itself. On February 7, 2023, Hut 8 announced its intention to being to sell Bitcoin to help fund operating expenses through a combination of selling the Bitcoin it mines and Bitcoin from its existing holdings. Hut 8 may continue to sell Bitcoin to pay expenses on an as-needed basis in the future. Hut 8 does not have a specific policy regarding the number of Bitcoin that will be sold, but expects that it will be equal to approximately one month’s production on an ongoing monthly basis. Fees for converting Bitcoin into fiat currency are immaterial and amount to 1% of the converted amount of Bitcoin sold, on average.
Hut 8 Holdings Inc. entered into a digital asset execution agreement with NYDIG Execution LLC pursuant to which Hut 8 Holdings Inc. may instruct NYDIG Execution LLC to execute or arrange for the execution of certain Bitcoin transactions, including the sale of Hut 8’s Bitcoin in exchange for fiat currency. Either party may terminate the agreement upon 60 days’ notice.
Currently, the only digital asset that Hut 8 mines is Bitcoin. Hut 8 relies on case law and SEC guidance for its risk-based judgment that Bitcoin is not considered a security as defined in Section 2(a)(1) of the U.S. Securities Act, while acknowledging that this judgment does not constitute a legal standard or determination binding on the SEC or any other regulatory body.
The definition of security in the U.S. Securities Act and the U.S. Exchange Act are substantially the same. Both definitions contain a provision for “investment contracts”. The SEC has taken the position that certain digital assets are securities under the U.S Securities Act and the U.S. Exchange Act because they are investment contracts. Beginning with the Supreme Court case SEC v. W.J. Howey Co., federal courts and the SEC have defined investment contracts to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the reasonable expectation of profits (4) based on the managerial or entrepreneurial efforts of others (the “Howey test”). In 2019, the SEC Strategic Hub for Innovation and Financial Technology released the “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Framework”) which analyzes the status of digital assets as securities under U.S. federal securities laws.
If Hut 8 determines to mine digital assets other than Bitcoin in the future, Hut 8 will assess whether the digital assets may be considered securities under the relevant U.S. federal securities laws. Hut 8 will rely on the Howey test and the Framework, as well as any relevant no action letters issued by the SEC, the SEC’s positions as set out in its enforcement actions and litigation related to the question of whether digital assets are securities and, to a lesser extent, public statements regarding digital assets made by staff of the SEC.
The average site operating costs of mining each Bitcoin for 2022 was approximately C$20,600, compared to approximately C$22,100 in the prior year period, with the decrease primarily due to the deployment of more efficient miners at Hut 8’s mining facilities, partially offset by higher energy prices in the year and increased network difficulty as compared to the prior year. The average site operating costs of mining each Bitcoin represents the breakeven price of Hut 8’s mining operations. Hut 8 does not expect the Business Combination to change the breakeven analysis as the mining operation costs are incurred at the operational level and are not expected to change following the Business Combination.
Hut 8 receives digital asset mining rewards from its mining activity through third-party mining pool operators Foundry Digital LLC and Luxor Technology Corp. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. Hut 8 provides computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain. The pools then distribute Hut 8’s pro-rata share of Bitcoin mined to Hut 8 based on the computing power Hut 8 contributes.
Under Hut 8’s mining pool agreements with Foundry Digital LLC and Luxor Technology Corp, Hut 8’s daily payout is calculated based on Hut 8’s hashrate contribution delivered to the pool in the applicable calculation period, after deducting the applicable pool fee, if any. Hut 8’s pool fee in relation to these agreements is currently below 1.0% of its daily payout. In addition, pool participants will receive transaction fees as the mining pool solves blocks on a pro rata basis with respect to each pool participant’s hashrate contributed. Furthermore, Hut 8 may terminate these agreements and withdraw from the mining pool at any time at Hut 8’s election by giving notice to the pool operators.
Hut 8 is dependent on the accuracy of the mining pool operators’ record keeping to accurately record the total processing power provided by Hut 8 and other mining pool participants to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power Hut 8 provided. While Hut 8 has internal methods of tracking both its processing power provided and the total used by the pool, the mining pool operator uses its own recordkeeping to determine Hut 8’s proportion of a given reward. Hut 8 has little means of recourse against mining pool operators if Hut 8 determines the proportion of the reward paid out to Hut 8 by the mining pool operator is incorrect, other than leaving the pool.

Cost to Mine a Bitcoin
Hut 8’s profitability in self-mining is heavily dependent upon its cost to mine a Bitcoin, calculated as the cost of revenue, excluding site operating costs attributable to hosting services and high performance computing operations, and depreciation, measured on a per Bitcoin mined basis during a period. Mining cost per Bitcoin provides the investors the ability to evaluate the financial performance of Hut 8’s digital asset mining operations exclusive of general and administrative expenses. Hut 8’s management views the company’s cost to mine a Bitcoin as a key indicator of gross profitability. Hut 8’s cost to mine a Bitcoin for the three-month period ended March 31, 2023 was approximately $25,100 Canadian dollars compared to approximately $18,000 Canadian dollars during the same period in the prior year. The increase was due to higher power consumption per Bitcoin mined, increased energy prices and ongoing electrical issues at the Drumheller facility, which was partially offset by Hut 8’s decision to curtail and increased efficiencies in the miners deployed compared to prior year same quarter.
Hut 8’s cost to mine a Bitcoin for the year ended December 31, 2022 was approximately C$20,600 compared to approximately C$22,100 during the prior year. The decrease was primarily attributable to the deployment of more efficient miners at Hut 8’s mining facilities, partially offset by higher energy prices in the year and increased network difficulty.
Hut 8’s management does not expect a significant impact to this metric as a result of the Business Combination.
Key Operating and Financial Indicators
In addition to the financial results, Hut 8 uses the following key operating indicators to evaluate the business, identify trends and make strategic decisions.
The following table presents Hut 8’s key operating indicators for the three-month periods ended March 31, 2023 and 2022, and the fiscal years ended December 31, 2022, and 2021. Adjusted EBITDA, included in the below table, is a Non-IFRS measure. For the definition of Adjusted EBITDA and a reconciliation to Hut 8’s most directly comparable financial measure calculated and presented in accordance with IFRS, please see the Hut Annual MD&A and the Hut Interim MD&A, both incorporated by reference herein.
	Three Months Ended March 31,		Year Ended December 31,
	2023	2022	2022	2021
Total miners (EoP)	36,192	24,946	36,192	19,325
Total installed miners (EoP)(1)	28,972	24,946	27,405	19,325
Total installed hash-rate (EoP)	2.6 EH/s	2.5 EH/s	2.5 EH/s	2.0 EH/s
Network Hash-rate (EoP)	328.3 EH/s	194.5 EH/s	274.2 EH/s	179.8 EH/s
Difficulty (EoP)	46.8T	28.6T	33.6T	29.6T
Quantity of Bitcoin mined for company benefit	475	942	3,568	2,786
Net income (loss) (thousands of Canadian dollars)	$108,503	$55,708	$(242,813)	$(72,711)
Adjusted EBITDA (thousands of Canadian dollars)	$136,030	$27,109	$(102,738)	$96,755

(1)
Installed miners as at March 31, 2023, and December 31, 2022, excludes 7,220 idle miners and 8,787 idle miners related to the North Bay site, respectively.

High Performance Computing Operations
Hut 8’s colocation and cloud businesses are conducted entirely through Hut 8 High Performance Computing Inc. For both Hut 8 High Performance Computing Inc.’s colocation and cloud businesses, the fee structure is based on two models: allocation and consumption. Under the allocation model, customers pay a fixed recurring monthly fee based on a set amount of consumption. The consumption model for the colocation business is generally a function of cabinet space and power. The consumption model for the cloud business is generally a function of committed resources such as amount of storage or RAM. Additional fees are charged for any extra consumption above the contracted amount. There is also typically a one-time setup fee for implementation.
In the case of colocation services, Hut 8 High Performance Computing Inc. bills the customer for cabinet space and power on a monthly recurring basis. The price is typically stated as a price per kilowatt (kW) of power the client is permitted to utilize. For example, if a client uses 10 cabinets in one of Hut 8 High Performance Computing Inc.’s data centers, and each cabinet uses 5 kw of power monthly and Hut 8’s price is $200 per kW, Hut 8 High Performance Computing Inc. would bill the client $10,000 monthly (the product of 10 cabinets at 5 kW per cabinet at $200 per kW).
In the case of cloud services, Hut 8 High Performance Computing Inc. bills the customer for committed resources on a monthly basis. The price is stated as a price per unit of committed resource such as amounts of storage or RAM (in gigabytes (GB) or terabytes (TB)), amounts of processing power (in number of virtually central processing units (vCPUs)), number of licenses or number of virtual machines. For example, if a customer uses 100 vCPUs (at $9 per vCPU), 4000 GB of storage (at $0.13 per GB) and 200 GB of RAM (at $7 per GB), Hut 8 would charge the customer $2,820 monthly.

Facilities
Hut 8 entered into an electricity supply agreement between Hut 8 Holdings Inc. and City of Medicine Hat, dated March 20, 2018. Under the agreement, the City of Medicine Hat supplies Hut 8 Holdings Inc. with up to 44.2 mega volt amps (MVA) of electricity per hour during the term of the agreement. The City of Medicine Hat may supply electricity in excess of the 44.2 MVA/hour contract capacity up to 63.2 MVA/hour to the extent available, as determined between the parties. The City of Medicine Hat must supply Hut 8 Holdings Inc. with at least 2 MVA/hour at all times during the term of the agreement, subject to force majeure events. Hut 8 Holdings Inc. paid an original prepayment amount of C$2.1 million and is required pay for the electricity consumed in accordance with the monthly incremental energy charges as calculated under the terms of the agreement. Unless earlier terminated, the agreement is effective from March 20, 2018 until June 30, 2028, and may be renewed for a successive ten-year period upon written notice by Hut 8 Holdings Inc. The agreement may be terminated: (i) by mutual written agreement of the parties; (ii) by either party upon the delivery of a termination notice as a result of a breach of contract by the other party; (iii) by the City of Medicine Hat upon the termination of the amended lease agreement with Hut 8 Holdings Inc.; and (iv) by Hut 8 Holdings Inc. as a result of economic hardship.
Hut 8 entered into a master electricity services agreement with CP Energy Marketing L.P., dated November 29, 2019. CP Energy Marketing L.P. acts as a retailer for the facility in Drumheller by providing certain services including arranging for the delivery of electricity to the site by the local wire services provider, which is ATCO Electric. The agreement had an original term which began on December 1, 2019 and ended on December 31, 2020. The term automatically renews on a month-to-month basis until terminated by either party upon providing a 30 day notice of termination to the other party. The rate payable by Hut 8 is based on the pool price reported by the Alberta Electric Systems Operator in addition to a distribution and transmission charge. The distribution and transmission charges Hut 8 pays are governed by a memorandum of understanding between Hut 8 Holdings Inc. and ATCO Electric, dated January 14, 2022, and the amounts paid are based on ATCO Electric’s tariffs. Hut 8 has encountered issues at the Drumheller site, primarily stemming from high energy input levels that have been causing miners to fail. This has materially reduced operations, which are currently at approximately 15% of installed hash rate at the site. Remediation began in March 2023 and has continued through June 2023 as the team implemented new custom firmware across all miner models designed to lower the power supply’s maximum output voltage, ensuring equipment operates within safe limits. Hut 8 is actively increasing repair staff, adding an additional repair center shift, and has procured new hardware to expedite repairs and accelerate the speed at which miners are brought back online.In June 2023, repair staff repaired more than 3,700 hashboards, and remain focused on re-installation and energization of repaired miners while continuing to complete repairs on the remaining affected miners. The electrical issues at the Drumheller site have been compounded by high energy rates which further increased curtailment at the site.
Hut 8 entered into a power purchase agreement with Validus dated October 22, 2021. Under the terms of the agreement, Validus is to supply Hut 8 with up to 100 mega watts (MW) of electricity per hour during the term of the agreement, with such supply of electricity to be provided in phases. Hut 8 paid a fee of C$20 million to Validus as an upfront capital pre-payment installment to lock in favourable electricity prices under the agreement. An additional C$5 million in upfront capital pre-payment installments is payable by Hut 8 upon other key project milestones being achieved. Under the terms of the agreement, unless earlier terminated, the agreement is to be effective for five years from the date Hut 8 commenced commercial operations at Hut 8’s mining facility in North Bay, Ontario, and may be renewed for two successive five-year periods upon written notice by Hut 8. The agreement may be terminated: (i) by either party as a result of a prolonged force majeure event; (ii) by either party as a result of a breach of contract or default by the other party; and (iii) by either party upon a fundamental change in law.
The average cost of electricity for Hut 8’s mining operations was C$0.089 per kWh in 2022. The cost of electricity varies by mining site, reflecting contractual agreements with each site’s power provider. At the Medicine Hat facility, Hut 8 paid the City of Medicine Hat an agreed-upon amount and will pay incremental fees for additional electricity consumed at a rate determined by the agreement. At the Drumheller facility, Hut 8 pays a rate determined based on the pool price reported by the Alberta Electric Systems Operator, in additional to a distribution and transmission. At the North Bay facility, Hut 8 pre-paid a fee to Validus to lock in specific electricity prices under the terms of the agreement.
Impact of Market Disruption
Hut 8 does not hold any Bitcoin for third parties. However, its business, financial condition, and results of operations could be adversely affected by recent events beyond its control, including the fallout from the bankruptcy filings of FTX Trading Ltd., Three Arrows Capital, Celsius Network LLC, Voyager Digital Ltd., BlockFi Inc., and Genesis Global Holdco, LLC. In January 2023, Genesis Global Holdco, LLC filed for bankruptcy. Genesis Global Holdco, LLC is owned by Digital Currency Group Inc., which also owns Foundry Digital LLC, one of Hut 8’s mining pool providers; however, at this time, Hut 8 believes it is not subject to any material risks arising from its previous exposure to Genesis Global Holdco, LLC. Hut 8 suspended a lending agreement established in January 2021 with Genesis Global Capital, LLC and all Bitcoin loaned were returned to Hut 8 during the year ended December 31, 2022.
Hut 8, through Hut 8 Holdings Inc., entered into a master borrow agreement on January 6, 2021, which was subsequently amended on August 24, 2021, pursuant to which Hut 8 provided Genesis Global Capital, LLC with an unsecured loan of 1,000 Bitcoin that carried an interest rate of 2.00% per annum. The 1,000 Bitcoin that were loaned to Genesis Global Capital, LLC were returned to Hut 8 on May 12, 2022, and no Bitcoin is currently loaned by Hut 8 to Genesis Global Capital, LLC pursuant to the master borrow agreement or any other similar arrangement.
Hut 8, through Hut 8 Holdings Inc., entered into a master digital currency loan agreement on April 27, 2021, which was subsequently amended on September 30, 2021, pursuant to which Hut 8 provided Galaxy Digital LLC with an unsecured loan of 1,000 Bitcoin that carried an interest rate of 2.25% per annum. The 1,000 Bitcoin that were loaned to Galaxy Digital LLC were returned to Hut 8 on May 12, 2022, and no

Bitcoin is currently loaned by the company to Galaxy Digital LLC pursuant to the master digital currency loan agreement or any other similar arrangement. Hut 8 entered into a revolving credit agreement with Galaxy Digital LLC on April 27, 2021, which was subsequently amended on September 30, 2021, that provides access to an uncommitted $50.0 million revolving credit facility which, upon posting digital asset collateral, Hut 8 may draw upon as an additional source of liquidity, but there is no certainty that market conditions will allow Hut 8 to access the facility on commercially reasonable terms, or at all. Hut 8 has not drawn any funds from the revolving credit agreement or posted any related collateral as at December 31, 2022.
While the master digital currency loan agreement and revolving credit agreement are still active, Hut 8 has suspended the lending agreements established with Genesis Global Capital, LLC and Galaxy Digital LLC, and all Bitcoin loaned were returned to Hut 8 during the year ended December 31, 2022.
Under the Coinbase Agreement, Hut 8’s obligations are secured by Hut 8’s interest in certain Bitcoin held in the custody of Coinbase Custody. If the price of Bitcoin were to decline precipitously, the value of Hut 8’s collateral package under the Coinbase Agreement would also decline. While Hut 8 would still be able to draw from the Coinbase Agreement facility even if the value of the collateral declines, Hut 8 may be required to post additional Bitcoin as collateral, and Hut 8’s ability to raise additional financing from existing or new lenders may be impaired by the current digital asset market disruption.
As of the date of this Circular, Hut 8 has not experienced any material impact resulting from the bankruptcy filings of FTX Trading Ltd., Three Arrows Capital, Celsius Network LLC, Voyager Digital Ltd., BlockFi Inc., and Genesis Global Holdco, LLC, and the attendant disruptions in the digital asset markets. While Hut 8 intends to only transact with counterparties it believes to be creditworthy, there can be no assurance that a counterparty will not default and that Hut 8 will not sustain a material loss on a transaction as a result. Other than the Genesis Global Holdco, LLC entities, Hut 8 (i) has no direct exposure to any digital asset entities that have recently filed for bankruptcy; (ii) has no assets that may not be recovered due to these bankruptcies; and (iii) has no exposure to any other counterparties, customers, custodians or other digital asset market third parties known to Hut 8 to have (x) experienced material excessive redemptions, withdrawals or suspended redemptions or withdrawal of digital assets, (y) the digital assets of their customers unaccounted for, or (z) experienced material compliance failures.
Custody Policy
Hut 8 uses third-party custody solutions from BitGo Trust Company Inc. (“BitGo”), NYDIG and Coinbase Custody Trust Company, LLC to safeguard its Bitcoin. Hut 8 does not self-custody its Bitcoin or hold Bitcoin for any third parties. Hut 8’s custody policy and procedures are detailed below and have not been changed in light of the current digital asset market disruption. Hut 8 held 9,086 Bitcoin as at December 31, 2022, 7,086 of which was held with BitGo and 2,000 of which was held with NYDIG. As of July 12, 2023, Hut 8 held 3,503 Bitcoin with Coinbase Custody Trust Company, LLC, of which 847 are held as security pursuant to the Coinbase Agreement lending facility and 2,656 Bitcoin are held in a separate unencumbered account. Hut 8 does not anticipate any changes to its custody policies following the Business Combination, and New Hut intends to continue using NYDIG, BitGo, and Coinbase Custody Trust Company, LLC for third-party custody solutions.
The third-party custody solutions used by Hut 8 to safeguard its Bitcoin offer both online storage, or “hot storage,” and offline storage, or “cold storage”. Hut 8 maintains the majority of its Bitcoin in offline, cold storage wallets.
Hut 8 enables and uses two-factor authentication to access systems (“Custody Applications”) provided by NYDIG, Coinbase Custody Trust Company, LLC and BitGO. All account users are required to complete two-factor authentication setup prior to log-in. An authorized persons listing is maintained and evaluated as part of regular user access reviews, limiting access to Custody Applications. Any changes to the Custody Applications related to users, withdrawals or other operational tasks require approval from multiple authorized persons. Financial auditors are provided with read access on a time-limited basis when required for audit purposes.
If withdrawal transactions are ever required, for example, to rebalance holdings across custodians, only certain whitelisted wallets can receive funds withdrawn from the Custody Applications. A verification video call, in addition to approval from two (2) authorized persons, is required for any new whitelisted withdrawal.
Hut 8 has entered into a custodial services agreement with NYDIG pursuant to which NYDIG serves as custodian for certain of Hut 8’s Bitcoin. Hut 8’s Bitcoin held by NYDIG does not constitute “deposits” within the meaning of U.S. federal or state banking law. Balances of digital assets in Hut 8’s account with NYDIG are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections.
NYDIG holds Hut 8’s Bitcoin in trust for Hut 8’s benefit, and NYDIG has no right, interest, or title in its custodied Bitcoin. Beneficial and legal ownership of all Hut 8’s Bitcoin remains freely transferable by Hut 8 without the payment of money or value to NYDIG and NYDIG has no ownership in Hut 8’s custodied Bitcoin. Hut 8’s Bitcoin is not commingled with other digital assets held by NYDIG, whether for its own account or the account of others.
NYDIG is not permitted to transfer any of Hut 8’s custodied Bitcoin except as expressly directed by Hut 8 pursuant to a designated security procedure. NYDIG maintains policies, procedures and practices reasonably designed to comply with the New York Department of Financial Services’ Cybersecurity Regulation (23 NYCRR 500). Transfers of Hut 8’s Bitcoin require private keys stored on one or more servers, hard drives, or other media physically present at a location in the United States. NYDIG does not guarantee the value of Hut 8’s Bitcoin. NYDIG will permit Hut 8’s auditors or third-party accountants, upon reasonable notice, to inspect, take extracts from and audit the records containing information relevant to the safekeeping of Hut 8’s Bitcoin. NYDIG has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption, which is reviewed and updated annually. Furthermore, NYDIG has agreed to obtain and maintain commercially reasonable vault risk insurance coverage to protect against risks such as theft of funds and assets with single and aggregate loss limits that NYDIG, in its discretion, determines to be adequate for the nature of its business, consistent with industry practice and standards. NYDIG will provide reasonable notice (no less than 30 days) to Hut 8 in the case of a decrease in the amount of coverage of more than 10% or a decrease in the rating of insurance carriers.
Hut 8 has entered into a custodial services agreement with BitGo (the “BitGo Agreement”), pursuant to which BitGo serves as custodian for certain of Hut 8’s Bitcoin. Hut 8’s Bitcoin held by BitGo do not constitute “deposits” within the meaning of U.S. federal or state banking law. Balances of digital assets in Hut 8’s account with BitGo are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections.
BitGo holds Hut 8’s Bitcoin in trust for Hut 8’s benefit, and BitGo has no right, interest, or title in its custodied Bitcoin. Beneficial and legal ownership of all Hut 8’s Bitcoin remains freely transferable by Hut 8 without the payment of money or value to BitGo and BitGo has no ownership in Hut 8’s custodied Bitcoin. BitGo segregates all digital assets received from Hut 8 from both the property of BitGo and from BitGo’s other customers.
BitGo is not permitted to transfer any of Hut 8’s custodied Bitcoin except as expressly directed by Hut 8 pursuant to a designated security procedure. BitGo maintains specified information security and service level requirements as set out in the BitGo Agreement. BitGo’s cold storage wallets use keys that are secured offline in purpose-built, Class III bank vaults in undisclosed locations. Each instruction to BitGo to use these keys requires the involvement of multiple individuals and two-factor authentication. BitGo has policies and procedures for changing personnel, restoring systems in the event of local failures and audit logging and access controls. BitGo uses reasonable best efforts to keep in safe custody all digital assets in BitGo’s custody, including preventing unauthorized access to, or use of, keys in BitGo’s custody. BitGo has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption, which is reviewed and updated annually. Furthermore, BitGo has agreed to obtain and maintain insurance coverage in such types and amounts as are commercially reasonable for the services provided under the BitGo Agreement.
Hut 8 has entered into a custodial services agreement with Coinbase Custody Trust Company, LLC, pursuant to which Coinbase Custody Trust Company, LLC serves as custodian for certain of Hut 8’s Bitcoin. Hut 8’s Bitcoin held by Coinbase Custody Trust Company, LLC do not constitute “deposits” within the meaning of U.S. federal or state banking law. Balances of digital assets in Hut 8’s account with Coinbase Custody Trust Company, LLC are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections.
Coinbase Custody Trust Company, LLC holds Hut 8’s Bitcoin in trust for Hut 8’s benefit, and Coinbase Custody Trust Company, LLC has no right, interest or title in its custodied Bitcoin. Beneficial and legal ownership of all Hut 8’s Bitcoin remains freely transferable by Hut 8 without the payment of money or value to Coinbase Custody Trust Company, LLC and Coinbase Custody Trust Company, LLC has no ownership in Hut 8’s custodied Bitcoin. Coinbase Custody Trust Company, LLC y segregates all digital assets received from Hut 8 from both the property of Coinbase Custody Trust Company, LLC and from Coinbase Custody Trust Company, LLC’s other customers.
Coinbase Custody Trust Company, LLC is not permitted to transfer any of Hut 8’s custodied Bitcoin except as expressly directed by Hut 8 pursuant to a designated security procedure. Coinbase Custody Trust Company, LLC maintains an information security program, including policies and procedures reasonably designed to safeguard Coinbase Custody Trust Company, LLC’s electronic systems and confidential information. Coinbase Custody Trust Company, LLC uses keys that are secured in offline storage. Coinbase Custody Trust Company, LLC has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption, which is reviewed and updated annually. Coinbase Custody Trust Company, LLC has agreed to maintain insurance coverage in such types and amounts as are commercially reasonable for the services provided under its agreement with Hut 8.
Description of Hut 8 Shares
The following summary description of Hut 8 Shares is based on the provisions of Hut 8’s organizational documents, and is qualified entirely by reference to the provisions of such organizational documents.
Hut 8 is authorized to issue an unlimited number of common shares. As of August 11, 2023, there were 221,691,708 Hut 8 Shares issued and outstanding. Shareholders are entitled to one vote per Hut 8 Share at all meetings of the Hut 8 Shareholders. The Hut 8 Shareholders are also entitled to dividends, if and when declared by the Board, and the distribution of the residual assets of Hut 8 in the event of a liquidation, dissolution or winding up of Hut 8.
All Hut 8 Shares are fully paid and non-assessable and are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions required a shareholder to contribute additional capital.

Consolidated Capitalization
There has not been any material change to Hut 8’s share and loan capital since March 31, 2023, except as set forth under the subsections entitled “Recent Developments” and “Prior Sales” of this Schedule “H”.
Trading Price and Volume of Hut 8 Shares
The Hut 8 Shares are listed and posted for trading on Nasdaq and the TSX under the symbol “HUT”.
The following table sets out the closing price range and average daily volumes traded or quoted on a monthly basis on Nasdaq for the last 12-month period.
Month	High		Low		Average Daily Volume
July 2022	US$	2.36	US$	1.28	1,931,381
August 2022	US$	3.70	US$	1.98	1,393,472
September 2022	US$	2.49	US$	1.65	1,129,581
October 2022	US$	2.48	US$	1.68	1,036,133
November 2022	US$	2.32	US$	1.08	1,191,133
December 2022	US$	1.28	US$	0.78	592,014
January 2023	US$	2.12	US$	0.81	1,240,292
February 2023	US$	2.54	US$	1.57	1,904,194
March 2023	US$	2.06	US$	1.22	1,652,498
April 2023	US$	2.24	US$	1.60	1,438,236
May 2023	US$	2.18	US$	1.63	1,017,857
June 2023	US$	3.39	US$	1.89	2,112,713
July 2023	US$	4.54	US$	3.26	45,725,246
August 1 – August 8, 2023	US$	3.47	US$	2.88	8,717,105
As of the close of business on August 10, the last trading day prior to the filing of this Circular, the closing price of the Hut 8 Shares on Nasdaq was US$3.05.
The following table sets out the closing price range and average daily volumes traded or quoted on a monthly basis on the TSX for the last 12-month period.
Month	High		Low		Average Daily Volume
July 2022	C$	3.03	C$	1.65	3,281,011
August 2022	C$	4.77	C$	2.59	3,246,280
September 2022	C$	3.24	C$	2.25	2,073,219
October 2022	C$	3.35	C$	2.34	2,212,837
November 2022	C$	3.17	C$	1.46	2,918,446
December 2022	C$	1.71	C$	1.08	1,647,729
January 2023	C$	2.83	C$	1.11	4,728,409
February 2023	C$	3.38	C$	2.09	6,058,331
March 2023	C$	2.83	C$	1.68	4,963,873
April 2023	C$	3.00	C$	2.15	4,210,078
May 2023	C$	2.96	C$	2.20	2,974,634
June 2023	C$	4.50	C$	2.51	3,787,102
July 2023	C$	5.98	C$	4.34	93,132,519
August 1 – August 8, 2023	C$	4.63	C$	4.08	11,103,653
As of the close of business on August 10, 2023, the last trading day prior to the filing of this Circular, the closing price of the Common Shares on the TSX was C$4.08.

Prior Sales
The table below sets forth the date on which, number of and prices at which Hut 8 has issued Hut 8 Shares or securities that are convertible or exercisable into Hut 8 Shares in the 12 months preceding the date hereof:
Issuance of Common Shares
Date of Issue	Nature of Issue	Number of Common Shares	Average Issue Price
June 2022	Public offering of Common Shares under an “at-the-market” offering	14,177,731	C$2.28 per share
June 2022	Common Shares issued under Employee Share Purchase Plan	2,563	C$2.51 per share
June 2022	Common Shares issued upon exercise of purchase warrants	863	C$1.45 per share
July 2022	Public offering of Common Shares under an “at-the-market” offering	2,331,068	C$2.11 per share
July 2022	Common Shares issued under Employee Share Purchase Plan	3,848	C$2.04 per share
August 2022	Common Shares issued under Employee Share Purchase Plan	3,971	C$3.01 per share
August 2022	Common Shares issued pursuant to settlement of restricted share units	799,999	C$2.82 per share
September 2022	Public offering of Common Shares under an “at-the-market” offering	1,000,518	C$2.62 per share
September 2022	Common Shares issued under Employee Share Purchase Plan	3,620	C$2.55 per share
September 2022	Common Shares issued pursuant to settlement of restricted share units	5,000	C$2.45 per share
October 2022	Common Shares issued under Employee Share Purchase Plan	3,266	C$2.86 per share
November 2022	Public offering of Common Shares under an “at-the-market” offering	14,918,840	C$1.92 per share
November 2022	Common Shares issued under Employee Share Purchase Plan	4,788	C$1.95 per share
December 2022	Public offering of Common Shares under an “at-the-market” offering	9,297,550	C$1.49 per share
December 2022	Common Shares issued under Employee Share Purchase Plan	7,142	C$1.33 per share
December 2022	Common Shares issued pursuant to settlement of restricted share units	100,000	C$1.56 per share
January 2023	Common Shares issued under Employee Share Purchase Plan	5,813	C$1.49 per share
January 2023	Common Shares issued pursuant to settlement of restricted share units	347,999	C$1.20 per share
February 2023	Common Shares issued pursuant to settlement of restricted share units	130,000	C$2.61 per share
March 2023	Common Shares issued pursuant to settlement of restricted share units	240,454	C$2.38 per share
April 2023	Common Shares issued pursuant to settlement of restricted share units	3,333	C$2.73 per share
May 2023	Common Shares issued pursuant to settlement of restricted share units	3,333	C$2.38 per share
June 2023	Common Shares issued pursuant to settlement of restricted share units	333,334	C$4.69 per share
July 2023	Common Shares issued pursuant to settlement of restricted share units	80,000	C$5.84 per share

Award of Restricted Share Units or Deferred Share Units
Date of Award	Type of Award	Number of Common Shares Issuable upon Vesting
March 30, 2022	restricted share units	1,206,364
March 27, 2022	deferred share units	81,192
March 25, 2022	restricted share units	10,000
March 24, 2022	restricted share units	34,000
August 22, 2022	restricted share units	270,000
September 6, 2022	restricted share units	90,000
October 24, 2022	restricted share units	10,000
December 9, 2022	restricted share units	5,478,413
December 12, 2022	restricted share units	500,000
March 31, 2023	deferred share units	70,281
June 30, 2023	deferred share units	41,881
Interest of Informed Persons in Material Transactions
There were no material interests, direct or indirect, of Hut 8’s directors or executive officers, or any director or executive officer of a subsidiary of Hut 8 or any Person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Hut 8 Shares, or any associate or affiliate of such Persons, in any transaction since the commencement of Hut 8’s last completed financial year or in any proposed transaction which has materially affected, or would materially affect, Hut 8 or any of its subsidiaries.
Material Contracts
Except as otherwise disclosed in this Circular and in the Hut AIF, during the 12 months prior to the date of this Circular, Hut 8 has not entered into any contracts, nor are there any contracts still in effect, that are material to Hut 8 or any of its subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Hut AIF, which is incorporated by reference herein and available on Hut 8’s issuer profile on SEDAR+ at www.sedarplus.com.
Auditor, Transfer Agent and Registrar
The auditor of Hut 8 is Raymond Chabot Grant Thornton at their office in Montréal, Québec. Raymond Chabot Grant Thornton was appointed the auditor of Hut 8, effective November 30, 2021.
Fee Description	2022	2021
Audit Fees	$1,144,750	$250,000
Audit Related Fees	$298,462	$75,000
Tax Fees(1)	$97,409	$152,341
All Other Fees	—	—
Total	$1,540,621	$477,341

(1)
Tax services related comprising tax compliance, tax advice, and tax planning, including the preparation of corporate tax returns.

The registrar and transfer agent for the Hut 8 Shares is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.
Interests of Experts
Each of Stifel GMP and Kroll are named having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions. Except for the fees to be paid to the financial advisors, in the case of Stifel GMP a substantial portion of which is contingent on completion of the Business Combination, to the knowledge of Hut 8, none of the foregoing financial advisors, their directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of any outstanding securities of Hut 8 or any associate or affiliate of Hut 8, has received or will receive any direct or indirect interests in the property of Hut 8 or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Hut 8 or any associate or affiliate thereof.

The Hut Annual Financial Statements incorporated by reference in this Circular have been audited by Raymond Chabot Grant Thornton, as set forth in their report thereon. Raymond Chabot Grant Thornton is independent with respect to Hut 8 within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.
Risk Factors
Whether or not the Business Combination is completed, Hut 8 will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the Hut AIF and Hut Annual MD&A, which are incorporated by reference into this Circular and have been filed on SEDAR+ at www.sedarplus.com and the risk factors described below under the heading “Additional Risk Factors Relating to Hut 8’s Business”. Upon request, a Hut 8 Shareholder will be provided with a copy of such documents free of charge.
Additional Risk Factors Relating to Hut 8’s Business
If Bitcoin were determined to be an investment security, Hut 8 could be required to register as an investment company.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Although public statements by senior officials and the staff of the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form), such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court.
The classification of Bitcoin as a security by the SEC could result in Hut 8 being deemed to be an “investment company” under the U.S. Investment Company Act. Classification as an investment company under the U.S. Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of Hut 8’s operations, and Hut 8 would be very constrained in the kind of business it could do as a registered investment company. Further, Hut 8 would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the U.S. Investment Company Act regime. Hut 8 registering and complying with relevant regulation would result in Hut 8 incurring substantial additional expenses and would have a materially adverse impact on Hut 8’s operations.
Regulatory changes or actions may alter the nature of an investment in Hut 8 or restrict the use of digital assets in a manner that adversely affects its operations.
As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets with certain governments deeming them illegal while others have allowed their use and trade. Certain countries such as China and Russia have taken harsh regulatory action to curb the use of digital assets and may continue to take regulatory action in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets or to exchange them for fiat currency. Such restrictions may adversely affect Hut 8 as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of Hut 8 to continue as a going concern or to pursue its strategy at all. Ongoing and future regulatory actions may also have a material adverse effect on the value of any Bitcoin Hut 8 mines or otherwise acquires or holds for its own account. The effect of any future regulatory change on Hut 8 or any digital asset that Hut 8 may mine is impossible to predict, but such change could be substantial and adverse. Investors should consult their tax advisers regarding the substantial uncertainty regarding the tax consequences of an investment in Bitcoin.
Governments may, in the future, restrict or prohibit the acquisition, use or redemption of digital assets. Ownership of, holding of trading in digital assets may then be considered illegal and subject to sanctions. Governments may also take regulatory action that may increase the cost and/or subject digital asset mining companies to additional regulation. Bitcoin and other digital assets are viewed differently across various regulatory and standards-setting organizations internationally, as well as in the United States at the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the IRS consider a digital asset as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency. The U.S. Commodity Futures Trading Commission (“CFTC”) classifies Bitcoin as a commodity. The SEC has also publicly stated that it considers Bitcoin to be a commodity, but that some digital assets should be categorized as securities. On July 25, 2017, the SEC released an investigative report which indicates that the SEC would, in some circumstances, consider the offer and sale of Blockchain tokens pursuant to an initial coin offering subject to U.S. securities laws. How a digital asset is characterized by a regulator impacts the rules that apply to activities related to that digital asset. Similarly, on August 24, 2017, the Canadian Securities Administrators published CSA Staff Notice 46-307 — Cryptocurrency Offerings, providing guidance on whether initial coin offerings, pursuant to which tokens are offered to investors, are subject to Canadian securities laws.
Digital asset trading platforms may also be subject to increased regulation, and there is a risk that increased compliance costs are passed through to users. There is a risk that a lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers, malware or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value. Note that although Bitcoin is not currently treated as a security by the SEC, the exchanges on which Bitcoin is traded typically provide trading services with respect to numerous other digital assets, some of which may be deemed to be securities by the SEC, and some of them are currently under investigation by the SEC and other regulators. This could result in a decrease in the overall price of Bitcoin which could have a material adverse impact on Hut 8’s operations and financial performance.
The SEC has recently proposed regulations which would require investment advisers (including fund managers of many funds) to custody all digital assets they hold on behalf of clients with “qualified custodians”. Because the majority of digital assets exchanges are not “qualified custodians,” and because these exchanges require users to prefund their trades (in effect requiring users to place digital assets in custody with them), it may be practically impossible for investment advisers to hold digital assets on behalf of their institutional clients or managed funds. The exit of institutional investors and funds from the market for Bitcoin could have a material adverse effect on the price of Bitcoin and thus on Hut 8’s results of operations.
Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade digital assets or to exchange digital assets for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in Hut 8’s common shares. Such a restriction could result in Hut 8 liquidating its Bitcoin inventory at unfavorable prices and may adversely affect Hut 8 Shareholders.
Hut 8 may face several risks due to disruptions in the digital asset markets, including but not limited to the risk from depreciation in Hut 8’s stock price, financing risk, risk of increased losses or impairments in its investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of digital assets.
The use of digital assets to, among other things, buy and sell goods and services and complete other transactions is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of digital assets in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Hut 8’s operations. The factors affecting the further development of the industry, include, but are not limited to:
•
Continued worldwide growth in the adoption and use of digital assets;

•
Governmental regulation of digital assets and their use, or restrictions on or regulation of access to and operation of the network or similar digital asset systems. See the section entitled “Risk Factors — Risk Factors relating to Hut 8’s Business — Regulatory changes or actions may alter the nature of an investment in Hut 8 or restrict the use of digital assets in a manner that adversely affects its operations”;

•
Changes in consumer demographics and public tastes and preferences;

•
The maintenance and development of the open source software protocol of the network;

•
The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•
General economic conditions and the regulatory environment relating to digital assets; and

•
Consumer sentiment and perception of Bitcoin specifically and digital assets generally.

Many digital asset exchanges currently do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, which may cause the price of Bitcoin to decline. For example, in the first half of 2022, each of Celsius Network LLC, et al., Voyager Digital Ltd., et al., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence among participants in the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, BlockFi Inc. and FTX Trading Ltd., the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX Trading Ltd. and its subsidiaries filed for bankruptcy. Most recently, in January 2023, Genesis Global Holdco, LLC, et al. filed for bankruptcy.
In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset market and in Bitcoin. These events have also negatively impacted the liquidity of the digital asset market as certain entities affiliated with FTX Trading Ltd. engaged in significant trading activity. If the liquidity of the digital asset market continues to be negatively impacted by these events, digital asset prices, including the price of Bitcoin, may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation or fraud, may reduce confidence at least in part in digital asset networks and result in greater volatility in Bitcoin’s value. Because the value of Bitcoin is derived from the continued willingness of market participants to exchange government-issued currency that is designated as legal tender in its country of issuance through government decree, regulation or law for Bitcoin, should the marketplace for Bitcoin be jeopardized or disappear entirely, permanent and total loss of the value of Bitcoin may result. Such a decrease in Bitcoin price may have a material and adverse effect on Hut 8’s results of operations and financial condition as the results of Hut 8’s operations are significantly tied to the price of Bitcoin. Declines in the price of Bitcoin may also impact the value of collateral with regard to Hut 8’s loan facility. If the price of Bitcoin were to decline precipitously, the value of Hut 8’s collateral package under the Coinbase Agreement would also decline. While Hut 8 would still be able to draw from the Coinbase Agreement facility even if the value of the collateral declines, Hut 8’s ability to raise additional financing from existing or new lenders may be impaired by the current digital asset market disruption.

The failure or insolvency of large exchanges like FTX Trading Ltd. may cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in Hut 8. Such market volatility and decrease in Bitcoin price may have a material and adverse effect on Hut 8’s results of operations and financial condition as the results of Hut 8’s operations are significantly tied to the price of Bitcoin. Hut 8 may loan digital assets to a borrower for a specific period of time in exchange for a fee. While Hut 8 intends to only transact with counterparties it believes to be creditworthy, there can be no assurance that a counterparty will not default and that Hut 8 will not sustain a material loss on a transaction as a result. As of the date hereof, Hut 8 has not experienced any material impact resulting from the bankruptcy filings of FTX Trading Ltd., Three Arrows Capital, Celsius Network LLC, Voyager Digital Ltd., BlockFi Inc., and Genesis Global Holdco, LLC, and the attendant disruptions in the digital asset markets.
Genesis Global Holdco, LLC is owned by Digital Currency Group Inc., which also owns Foundry Digital LLC, one of Hut 8’s mining pool providers; however, at this time, Hut 8 believes it is not subject to any material risks arising from its previous exposure to Genesis Global Holdco, LLC. Hut 8 entered into a master borrow agreement on January 6, 2021, which was subsequently amended on August 24, 2021, pursuant to which Hut 8 provided Genesis Global Capital, LLC with an unsecured loan of 1,000 Bitcoin that carried an interest rate of 2.00% per annum. The 1,000 Bitcoin that were loaned to Genesis Capital, LLC were returned to Hut 8 on May 12, 2022, and no Bitcoin is currently loaned by Hut 8 to Genesis Capital, LLC pursuant to the master borrow agreement or any other similar arrangement. Other than the Genesis Global Holdco, LLC entities, Hut 8 (i) has no direct exposure to any digital asset entities that have recently filed for bankruptcy; (ii) has no assets that may not be recovered due to these bankruptcies; and (iii) has no exposure to any other counterparties, customers, custodians or other digital asset market third parties known to Hut 8 to have (x) experienced material excessive redemptions or withdrawals or suspended redemptions or withdrawals of digital assets, (y) the digital assets of their customers unaccounted for, or (z) experienced material compliance failures.
Events in 2022 have increased the likelihood that U.S. federal and state legislatures and regulatory agencies will enact laws and regulations to regulate digital assets and digital asset intermediaries, such as digital asset exchanges and custodians.
The collapse of TerraUSD and Luna and the bankruptcy filings of FTX Trading Ltd. and its subsidiaries, Three Arrows Capital, Celsius Network LLC, Voyager Digital Ltd., BlockFi Inc., and Genesis Global Holdco, LLC have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on digital asset exchanges, platforms, and custodians. Federal and state legislatures and regulatory agencies are expected to introduce and enact new laws and regulations to regulate digital asset intermediaries, such as digital asset exchanges and custodians. The U.S. regulatory regime — namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the Commodity Futures Trading Commission, the Financial Crimes Enforcement Network of the U.S. Treasury Department, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Federal Bureau of Investigation) as well as the White House have issued reports and releases concerning digital assets, including Bitcoin and digital asset markets. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty, and it may not be ascertainable in the near future. It is possible that new laws and increased regulation and regulatory scrutiny may require Hut 8 to comply with certain regulatory regimes, which could result in new costs for Hut 8. Hut 8 may have to devote increased time and attention to regulatory matters, which could increase costs. New laws, regulations, and regulatory actions could significantly restrict or eliminate the market for, or uses of, digital assets including Bitcoin, which could have a negative effect on the value of Bitcoin, which in turn would have a negative effect on the value of Hut 8 Shares.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
For example, Hut 8’s cash is held in accounts at Canadian banking institutions. Cash held in non-interest- bearing and interest-bearing operating accounts may exceed the Canada Deposit Insurance Corporation insurance limits in Canada. If such banking institutions were to fail, Hut 8 could lose all or a portion of those amounts held in excess of such insurance limitations. As the Federal Deposit Insurance Corporation continues to address the situation with Silicon Valley Bank, Signature Bank and other banking institutions, the risk of loss in excess of insurance limitations and otherwise has increased across financial institutions. There is no guarantee that the Canada Deposit Insurance Corporation, U.S. Department of Treasury, Federal Deposit Insurance Corporation and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. Any loss that Hut 8 may experience in the future could have a material and adverse effect on Hut 8’s ability to pay its operational expenses or make other payments and may require Hut 8 to move its accounts to other banks, which could cause delays in making payments to its vendors and employees, among other counterparties, and cause other business and operational disruptions.
Additional Information
Additional information relating to Hut 8 is available on SEDAR+ at www.sedarplus.com and on the EDGAR section of the SEC website at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Hut 8’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of Hut 8 dated April 29, 2022.

SCHEDULE “I”
INFORMATION RELATING TO USBTC
Notice to Reader
The following information provided by USBTC is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of USBTC. This information should be read in conjunction with the information concerning USBTC appearing elsewhere in this Circular.
Unless the context otherwise requires, all references in this section to “USBTC” refer to U.S. Data Mining Group, Inc. dba US Bitcoin Corp. and its subsidiaries. References to digital asset mining and crypto asset mining are interchangeable and are meant to have the same meaning.
Information contained in or otherwise accessed through USBTC’s, usbitcoin.com, or any other website does not form part of this Circular.
Business Overview
USBTC is an industrial-scale operator of Bitcoin mining sites. The company’s strategy is to design, build, and operate sites where there is access to low-cost and sustainable sources of electricity. The company operates four sites across the United States with access to approximately 730 MW of electricity and fully built out rack space.
USBTC has several revenue streams: self-mining, hosting, managed infrastructure operations, and equipment sales. Self-mining refers to all USBTC-owned machines that contribute computing power to mining pools in exchange for Bitcoin. Hosting refers to USBTC operating third party-owned machines at its sites in exchange for a hosting fee. Managed infrastructure operations refers to USBTC operating third-party-owned Bitcoin mining sites, leveraging its purpose-built site management software along with the curtailment platform, in exchange for a property management fee. Equipment sales refers to USBTC selling mining or infrastructure equipment to third-parties.
USBTC owns and operates Alpha Site in Niagara Falls, New York with access to approximately 50 MW of electricity. USBTC also owns a 50% interest in the King Mountain JV with NextEra. The King Mountain JV owns Echo Site in Upton County, Texas with access to approximately 280 MW of electricity. The Echo Site is co-located behind-the-meter at a wind farm.
USBTC is the site operator for three Bitcoin mining sites through its USMIO subsidiaries. USMIO leads all aspects of site operations, including accounting, curtailment, and customer relations if the site owner is also a hosting provider. The first site is Charlie Site, located in Kearney, Nebraska that has access to approximately 100 MW of electricity. The second site is Delta Site, located in Granbury, Texas that currently has access to approximately 300 MW of electricity. The third site is the Echo Site owned by the King Mountain JV, which has access to approximately 280 MW of electricity. USBTC views its managed infrastructure operations business as a strategic partnership with its clients; the company structures its property management agreements to incentivize the long-term growth and sustainability of its clients’ sites.
USBTC does not currently intend to mine, invest in, or transact in digital assets other than Bitcoin.
Technology
USBTC aims to differentiate itself through a data-driven operating model powered by purpose-built technology. USBTC has made significant investments in building an advanced software platform to automate Bitcoin mining operations. This software platform underpins every site operated by USBTC and drives responsive decision making focused on maximizing the profitability of USBTC’s mining operations. USBTC continues to invest in its technology with a focus on enhancing its algorithmic decision-making across all aspects of site operations.
Operator: Asset Management
Operator is a purpose-built asset management platform that is designed to track miners at the fleet, site, container, and unit levels. Operator monitors and reports miner temperature, fan speed, hashrate performance, and errors in real time. The platform is designed to enable USBTC to drive hashrate efficiency through precise diagnosis of environmental and infrastructural issues that affect miner efficiency. Operator configures mining pool destinations, alerts management in the event of irregularities, and automatically issues repair work orders.
Operator is designed to drive improvements in miner uptime and efficiency by reducing human inefficiencies in site management. The platform is programmed to automatically issue work orders for dysfunctional miners. Work orders contain directions to the unit’s location within the site and a diagnosis of the unit’s underlying problem. The system seeks to enable a flexible staffing model in which sites can be operated by a lean team of onsite technicians without specialized technical knowledge or skills.
USBTC’s management believes Operator is easily scalable, as it is designed to operate in multiple different types of facilities and to support a wide range of models from leading miner manufacturers, including, for example, Bitmain, MicroBT, and Canaan. As the platform is continued to be used across USBTC’s growing site portfolio, it continues to aggregate large data sets that enable the development of scaled automations such as algorithmic energy curtailment. USBTC utilizes its software to track its hashrate contribution to mining pools in real time, giving it the ability to calculated expected Bitcoin compensation, and reconcile those figures to what is received from the mining pool operators.

Reactor: Energy Curtailment
Reactor is an advanced, algorithmic energy curtailment software platform that USBTC believes will drive significant Bitcoin mining profitability for USBTC. Reactor was developed to monitor energy price data from grid data streams to calculate when real-time energy costs would render Bitcoin mining unprofitable. For example, in May 2022, Reactor triggered a curtailment event at a USBTC site in Texas when electricity prices increased to over $5,000 per MWh. USBTC estimated that Reactor generated approximately $400,000 in electricity cost savings from that single event.
Reactor is designed to actively manage the energy portfolio of each site operated by USBTC, capitalizing on volatility in energy markets and enabling USBTC to capture profit by selling energy back to the grid. Reactor is designed to drive minimal baseload power consumption during predicted grid peaks to reduce transmission costs, bid into ancillary service programs, and underclock machines to improve efficiency in times of high power pricing.
USBTC management believes traditional curtailment solutions are suboptimal as they address Bitcoin mining uniformly rather than addressing the power consumption of specific miners individually based on their respective profitability profiles. Reactor is designed to solve this issue through an algorithm with miner-level granularity. The platform is integrated with USBTC’s asset-management platform, Operator, and is designed to automatically adjust the power consumption of each miner in real-time based on longitudinal data on the miner’s unique, observed profitability. The algorithm developed by USBTC can follow desired ramp curves provided by each grid, with the capability of full power ramp-down in seconds and full power ramp-up in seconds.
Operating Highlights
USBTC aspires to achieve industry-leading profitability at each stage of the Bitcoin mining value chain.
Energy Sourcing.   Securing access to low-cost, sustainable energy is foundational to USBTC’s ability to operate and scale cost-effectively. USBTC engages with load-serving entities on fixed forward energy supply agreements and actively researches depressed and curtailed interconnection nodes associated with existing renewable or thermal generation resources for site colocation opportunities with advantageous pricing. USBTC’s focus on colocation and tandem forward hedging seeks to drive predictability in operating costs and fast access to grid connections.
Co-locating with intermittent generation sources materially improves site economics and enables USBTC to build long-term development pipeline partnerships. USBTC participates in deregulated markets with sophisticated trading and arbitrage strategies that enable it to settle physical and financial products from the Bitcoin, power, and ancillary markets.
USBTC focuses on opportunities of scale at generation facilities with 100+ MW of available capacity. The company prioritizes joint venture and infrastructure financing opportunities with energy partners, with the goal of strengthening its partners’ return on invested capital and enabling USBTC to leverage capital to scale rapidly. USBTC currently operates two behind-the-meter Bitcoin mining sites, Delta and Echo, which are co-located with an energy source and share a meter into the grid.
Energy Management.   USBTC operates data centers under a threefold mission: maximize profitability, capture upside, and protect against downside. In addition to leveraging its purpose-built Operator asset management platform and Reactor curtailment platform, USBTC aims to fulfill this mandate through its broader approach to energy management. USBTC maintains deep relationships with energy trading partners to identify locations and timeframes when forward hedging of power exposure is advantageous and participates in demand response programs to monetize its flexible load structure.
USBTC uses “electron arbitrage” strategies to manage its energy portfolio and optimize site returns. To do so, the company developed purpose-built custom firmware with a set of rapid consumption adjustment and chip frequency modulating commands for commonly used miner models to enable this approach. These commands are integrated into the Reactor energy curtailment platform, which gives USBTC the ability to participate in a wide range of ancillary service programs offered by Independent System Operators, including primary frequency response, which is an immediate proportional increase or decrease in real power output in response to grid frequency deviations. The speed of these power modulating commands supports USBTC’s goal of maximizing profitability by examining power markets granularly to ensure that each decision made by Reactor aligns with USBTC’s broader energy strategy, while the chip frequency-modulating commands enable Reactor to adjust the efficiency of USBTC’s data centers in real-time to protect against downside.
USBTC understands the value and necessity of power to industrial-scale Bitcoin mining. To mitigate the risks inherent in its reliance on power, USBTC may enter into long-term financial energy swaps and physical power purchase agreements. Due to the flexibility of the Reactor curtailment platform, these financial products can be integrated into USBTC’s physical power consumption strategy to capture upside in a predictable and reliable fashion, while simultaneously reducing the risk profile of ancillary service program participation.
Site Design and Buildout.   USBTC sets a rigorous standard for building Bitcoin mining sites quickly, safely, and cost-effectively. The company’s development team manages each project on-site from start to finish, including design and construction. USBTC may also engage local vendors and contractors when appropriate, driving faster buildout and strong community relationships. Overall, USBTC’s management team believes that this approach to site design and buildout leads to greater return on invested capital.

A data center in Pecos, Texas, was the first ground-up data center design and buildout completed by USBTC. Upon closing the purchase of 2.6 million square feet of land in West Texas in the first quarter of 2022, USBTC successfully connected the data center to its power source in 43 days. USBTC applied its extensive experience operating data centers in extreme physical environments to develop and implement custom modifications to stock mining containers with the goal of driving miner performance and efficiency.
Research and Development.   USBTC aims to develop novel, market-leading solutions to design and operational challenges. Every aspect of site design, buildout, and operations gets tested under a formal three- stage process that charges each USBTC department with proactive problem definition, analysis, solution generation, solution implementation, KPI definition, and impact tracking. This approach underlies the innovation that USBTC has driven across multiple stages of the Bitcoin mining value chain.
Growth Strategy
Business Diversification
USBTC’s management believes that a diversified business model can enable the company to both capture upside during market upcycles and weather market downcycles. The company aims to grow within the infrastructure, Bitcoin mining, site management and equipment sales sectors, each of which has a unique return profile and level of exposure to the underlying Bitcoin market.
As an infrastructure company, USBTC builds electrical infrastructure and high-performance data centers that can be deployed for both self-mining and hosting. As a mining company, USBTC is driving market-leading leveraged returns on Bitcoin prices through its operating rigor and proven ability to maximize data center profitability. As a site management company, USBTC is leveraging its operating experience and proprietary technology platforms to build a services business for third-party data center owners. Finally, as a participant in each of these sectors, USBTC may, from time to time, sell mining or infrastructure equipment to third parties to capture additional economic upside.
To enable its strategy of diversification across infrastructure, mining, and property management, USBTC actively explores and pursues opportunities to develop joint ventures and partnerships with peers across the Bitcoin mining and energy sectors. These partnerships and joint ventures present an opportunity for USBTC to design innovative models to scale and accelerate the growth of the business by tapping into new pools of resources and capabilities.
As the Bitcoin mining industry continues to mature, USBTC believes it can leverage its operating strength and technology to position itself as a leading partner to institutional investors, energy companies, real estate owners, and other stakeholders across the Bitcoin mining value chain. In such partnerships, USBTC can bring its specialized operating experience and expertise while benefiting from its counterparty’s complementary expertise in other areas, such as capital raising and energy asset development. In such cases, USBTC focuses on identifying differentiated opportunities that provide equity positions in new companies, new revenue models (e.g., profit share), and management fees as additional economic upside.
Commitment to ESG
USBTC pursues site portfolio growth with the goal that the agile load infrastructure it builds is a grid- stabilizing asset that drives the advancement of non-baseload renewable assets such as wind and solar. USBTC aims to address transmission constraints and support the development of clean energy sources. It does this by building sites in energy supply congested areas and balancing oversupply with an increase in demand, which in turn helps to increase the price of electricity at the resource node and create an environment that is more favorable for clean energy generation.
With respect to front-of-the-meter energy and storage systems (“loads”), which are directly connected to the grid and pull energy exclusively from the market, USBTC’s sites stabilize fluctuations in the grid in areas where growth in renewable loads such as wind and solar is driving natural unpredictability and volatile supply dynamics by curtailing when energy prices are high and demand outpaces supply. USBTC focuses on differentiated opportunities in both regulated and deregulated markets, partnering with cities, states, and utilities and leveraging economic development incentives to build grid-stabilizing assets and monetize grid scale inefficiencies. Some examples of this are large transmission nodes with extra capacity where flexible loads are valuable, rural areas with built up infrastructure that is underutilized or where industry has departed, and joint ventures with large power partners to arbitrage structural gaps in power trading markets.
With respect to behind-the-meter-loads, which are co-located with an energy source and share a meter into the grid, USBTC sites act as a consumer of last resort. Wind and solar projects face the critical challenge of undesired curtailment due to node congestion caused by limited transmission systems. The growing supply of renewable generation facilities has created an imbalance where existing transmission infrastructure cannot support the volume of load generation in periods of high production. USBTC focuses on building sites in such areas, typically with low population density and an abundance of renewable development, such as West Texas. By doing so, it enables generation and consumption of power that would otherwise have been curtailed.
Renewable energy sources powering USBTC’s owned and operated sites include renewable energy and zero carbon emission energy from wind, hydro, and nuclear sources. As of March 31, 2023:
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Alpha Site at Niagara Falls is fueled by a minimum of approximately 91% zero carbon emission energy sources;

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Charlie Site in Nebraska is powered by more than 56% zero carbon emission sources, including 42.3% nuclear, 7.4% wind and 6.4% hydro; and

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The Echo facility at King Mountain is co-located behind the meter at a wind farm, and at peak wind generation periods can draw up to 100% of the energy the wind project produces to power mining and hosting; the rest of the time, the energy is sourced from ERCOT which includes more than 40% zero carbon emission sources.

Custody Policy
USBTC uses third-party custody solutions from Coinbase, Inc. (“Coinbase”) and has previously used NYDIG Trust Company LLC to safeguard its Bitcoin. USBTC’s custody policy and procedures are detailed below and have not been changed in light of the current digital asset market disruption. USBTC does not currently hold any Bitcoin for third parties, and currently does not intend to hold any Bitcoin for third parties in the future. As of March 31, 2023, USBTC held approximately 42.1 Bitcoin with Coinbase. USBTC no longer holds any Bitcoin with NYDIG. USBTC does not anticipate any changes to its custody policies following the Business Combination, and New Hut intends to continue using NYDIG, BitGo, and Coinbase Custody Trust Company, LLC for third-party custody solutions
USBTC’s Bitcoin balance held by Coinbase is accessed via the Coinbase Prime platform. Coinbase Prime offers online “hot storage” via its trading account system and offline “cold storage” via its vault account system. Coinbase is not contractually required to hold USBTC’s Bitcoin in cold storage.
Coinbase Prime carries crime insurance that protects a portion of digital currencies held across its storage systems against losses from theft, including cybersecurity breaches. The policy does not cover any losses resulting from unauthorized account access due to a breach or loss of credentials.
Five USBTC employees are authorized users of the company’s Coinbase Prime portfolio, which means that they can view the company’s portfolio balances and activity history on the platform. Of the five authorized users, three users are portfolio administrators and can propose transactions and account changes, review transactions and account changes, execute digital asset trades on the market, manage portfolio users, and manage policies. Of the five authorized users, one user is an authorized signatory and can propose transactions and account changes, review transactions and account changes, and manage policies. Of the five authorized users, one user is an auditor and can view the company’s portfolio balances and activity history on the platform but has no other rights on the platform.
For security reasons, authorized users of the company’s Coinbase Prime portfolio must complete two-factor authentication with YubiKey hardware authentication devices to access the company’s portfolio. To withdraw Bitcoin from the company’s vault account, two of the three company portfolio administrators must approve the withdrawal. To withdraw Bitcoin from the company’s trading account, two of the three company portfolio administrators must approve the withdrawal. Withdrawals approved by the company’s portfolio administrators are audited and approved by Coinbase. If approved by Coinbase, Bitcoin is released to the designated, previously whitelisted Bitcoin address.
USBTC entered into a custodial services agreement with NYDIG pursuant to which NYDIG served as custodian for certain of USBTC’s Bitcoin, which NYDIG was contractually required to store in cold storage. USBTC no longer holds any Bitcoin with NYDIG.
Corporate Structure
USBTC was incorporated under the laws of the State of Nevada on December 4, 2020 under the name U.S. Data Group, Inc. USBTC changed its name to U.S. Data Mining Group, Inc. on December 15, 2020, and does business as “US BITCOIN CORP.”. USBTC’s principal address is located at 1221 Brickell Avenue, Suite 900, Miami, Florida 33131. The company’s telephone number is (305) 224-6427, and its website address is www.usbitcoin.com. The information contained on, or that can be accessed through, USBTC’s website is not and shall not be deemed to be part of this Circular.
The following diagram illustrates the corporate structure and provides the name, the percentage of voting securities owned, directly or indirectly, by USBTC and the jurisdiction of incorporation, continuance or formation of USBTC’s subsidiaries.

Parent Company
U.S. DATA MINING GROUP, INC. DBA US BITCOIN CORP NEVADA
Subsidiary 100% Owned
USB4S, LLC NEVADA
Subsidiary 100% Owned
U.S. DATA TECHNOLOGIES GROUP LTD. DELAWARE
Subsidiary 100% Owned
U.S. DATA LONE STAR, INC. NEVADA
Subsidiary 100% Owned
PECOS DATA TECHNOLOGIES, LLC NEVADA
Subsidiary 100% Owned
U.S. DATA FALLS, INC. NEVADA
Subsidiary 100% Owned
US DATA GUARDIAN LLC NEVADA
Subsidiary 100% Owned
US COMPUTE AI CORP DELAWARE
Subsidiary 100% Owned
U.S. DATA GROUP, INC. NEVADA
Subsidiary 100% Owned
US MINING INFRASTRUCTURE OPERATIONS LLC DELAWARE
Subsidiary 100% Owned
USMIO ALPHA LLC DELAWARE
Subsidiary 100% Owned
USMIO CHARLIE LLC DELAWARE
Subsidiary 100% Owned
USMIO DELTA LLC DELAWARE
Subsidiary 100% Owned
USMIO FOXTROT LLC DELAWARE
Subsidiary 100% Owned
U.S. DATA ENERGY GROUP, INC. NEVADA
JV Entity[1] 50% Owned
COPPER PLAINS LLC DELAWARE
Subsidiary 100% Owned
USMIO ECHO LLC DELAWARE
Subsidiary 100% Owned
US DATA MINING ENERGY GROUP INC NEVADA
Subsidiary 100% Owned
US DATA KING MOUNTAIN LLC NEVADA
JV Entity[1] 50% Owned
TZRC LLC DELAWARE
Subsidiary 100% Owned
FOXTROT DC, LLC DELAWARE
Subsidiary 100% Owned
US DATA VENTURES LLC DELAWARE

Recent Developments
Debt
Term Loan
In December 2022, USBTC entered into a $10.0 million term-loan with a third party. The maturity date is December 5, 2027 and the interest rate is 6% per annum. Interest is payable in kind as an addition to, and capitalization on, the outstanding principal. The term-loan is secured by certain assets of USBTC and does not have financial covenants.
In May 2023, USBTC renegotiated its $10.0 million term-loan with the third party. The interest rate was increased to 18% and a mandatory prepayment was added following consummation of the Business Combination.
Restructuring and Financing
NYDIG
On July 27, 2021, USBTC entered into a master equipment finance agreement with Arctos Credit, LLC, a Delaware limited liability company (“Arctos,” and such agreement the “MEFA”). Pursuant to the MEFA, Arctos advanced approximately $9.1 million (the “Principal”) to finance USBTC’s purchase of certain equipment, in exchange for repayment of the Principal, in addition to interest (the “Initial MEFA Debt”), by July 25, 2023. Additionally, USBTC granted Arctos a security interest in certain of its assets, as further described in the MEFA, and pursuant to a security agreement dated as of July 27, 2021 by and between USBTC and Arctos (the “Security Agreement”).
On December 27, 2021, USBTC executed a first amendment to the MEFA (the “MEFA Amendment,” and together with the MEFA, the “Credit Agreement”) with NYDIG pursuant to which (i) NYDIG replaced Arctos as the “Lender” under the MEFA, being granted full rights of such party under the Credit Agreement, (ii) NYDIG replaced Arctos as “Secured Party” under the Security Agreement, being granted the full rights of such party under the Security Agreement, (iii) NYDIG made additional advances to USBTC (the “Additional MEFA Debt,” and together with the Initial MEFA Debt, the “MEFA Debt”), and (iv) USBTC granted NYDIG additional security interests in certain of its assets, as further described in the MEFA Amendment.
In connection with a restructuring of its debt obligations with NYDIG, USBTC (and certain of its subsidiaries) entered into an asset purchase agreement dated as of February 3, 2023 with NYDIG (and certain of its subsidiaries or other affiliates) pursuant to which USBTC transferred certain of its assets, including certain of its equipment, real estate, and contracts (“USBTC Assets”) to NYDIG in full satisfaction of the MEFA Debt owed under the Credit Agreement and release of the security interests granted pursuant to the Security Agreement (the “APA”). Additionally, USBTC and NYDIG entered into certain other agreements to effectuate the purposes of, and the transactions contemplated by, the APA including (i) a real estate purchase and sale agreement dated as of February 3, 2023 pursuant to which USBTC transferred certain real property to NYDIG and (ii) an assignment and assumption agreement dated as of February 3, 2023 pursuant to which NYDIG transferred its rights as “Lender” under the Credit Agreement to USBTC in exchange for the USBTC Assets transferred to NYDIG under the APA.
As of February 3, 2023, USBTC owes no amount of the MEFA Debt to NYDIG and NYDIG holds no remaining security interests in the assets of USBTC such that NYDIG is no longer considered a debt finance partner or secured party of USBTC. The extinguishment of these debts is reflected in the pro forma financial statements included in this Circular.
Anchorage
On March 31, 2022 and April 26, 2022, respectively, USBTC entered into equipment loan and security agreements with Anchorage (the “Original Loan Agreements”). Pursuant to the Original Loan Agreements, Anchorage advanced $50.0 million (the “Original Principal”) to USBTC to finance USBTC’s acquisition of certain business equipment. Pursuant to the Original Loan Agreements, USBTC agreed to repay the Original Principal plus interest. Additionally, USBTC granted Anchorage a security interest in certain of its assets, as further described in the Original Loan Agreements.
In connection with a restructuring of its debt obligations with Anchorage, USBTC (and certain of its subsidiaries) entered into that certain Loan, Guaranty and Security Agreement dated as of February 3, 2023 with Anchorage with a term of 5 years, pursuant to which (i) USBTC transferred certain of its assets to its wholly-owned subsidiary, US Data Guardian LLC (“USDG”), a Nevada limited liability company, (ii) USDG became the “Borrower” under the Original Loan Agreement, (iii) Anchorage obtained a security interest in certain assets, including 23,500 USBTC miners and the Alpha Site and all its property and assets, of USBTC, USDG, and U.S. Data Technologies Group Ltd., a wholly-owned subsidiary of USBTC (“USDTG,” and together with USBTC and USDG, the “Loan Parties”), and (iv) the Loan Parties agree to repay the Outstanding Loan Amount (as defined below) to Anchorage (such agreement, the “Refinanced Loan Agreement”). Additionally, USBTC, USDG, and USDTG, as applicable, entered into certain other agreements with Anchorage to effectuate the purposes of, and the transactions contemplated by, the Refinanced Loan Agreement including (i) that certain Subscription Agreement by and between USBTC and Anchorage, dated as of February 3, 2023, pursuant to which Anchorage acquired 2,960,000 shares of USBTC common stock, and (ii) that certain Asset Purchase Agreement by and between USBTC and USDG dated as of February 3, 2023 pursuant to which USBTC transferred certain of its assets to USDG pursuant to the Refinanced Loan Agreement. As of February 3, 2023, USBTC (and the Loan Parties) owe, and have agreed to repay, approximately $49.0 million to Anchorage, in addition to interest (the “Outstanding Loan Amount”). Pursuant to the Refinanced Loan Agreement, the Outstanding Loan Amount is repaid on a monthly basis through profits (revenue from Bitcoin mined and sold less costs for energy or hosting, insurance, taxes, and repair and maintenance of miners) generated from those certain USBTC miners underlying the security interest, as further specified in the Refinanced Loan Agreement. USBTC sends the profits to Anchorage via wire to pay interest and principal on the loan. USBTC is not required to generate a minimum amount of profit, nor is USBTC required to make a minimum monthly payment if no profit is generated. If profit in any month is not sufficient to generate a payment, interest continues to accumulate and is added to the total amount to be repaid. As stated above, the Refinanced Loan Agreement has a 5-year term, and the principal balance and any additional interest is due as a balloon payment on or before February 2, 2028.
Investment in Fahrenheit LLC and Celsius Bankruptcy Bid
On April 10, 2023, a USBTC subsidiary invested in Fahrenheit LLC, a joint venture formed for the purposes of bidding on the management rights of NewCo Celsius Network LLC (“Celsius”) in connection with Celsius’ bankruptcy auction. On May 25, 2023, Fahrenheit LLC won the auction and was awarded the right to manage and operate the assets of Celsius in exchange for a management fee of $20.0 million per year as part of a five-year agreement with Celsius, subject to the approval of the bankruptcy court. In addition, USBTC, acting separately through its USMIO business, won the right to enter into one or more operating and services agreements with the restructured company, in exchange for a fee of $15.0 million per year net of certain operating expenses, which is also subject to the approval of the bankruptcy court.
On May 26, 2023, the USBTC subsidiary contributed a portion of the initial $10.0 million cash deposit required in the Fahrenheit LLC bid. Upon obtaining the necessary approvals, Fahrenheit LLC’s bid proposal becomes binding and will be required to contribute an additional $40.0 million for its bid. All investments are currently held in escrow in connection with the bankruptcy proceeding, and in the instance where the bid is not approved, the USBTC subsidiary is expected to have its invested money returned.
There can be no assurance that the Celsius bids will obtain the necessary approvals and USBTC may never realize any benefits from either the Fahrenheit LLC joint venture or the USMIO contract bid.
Current Management and Directors
Michael Ho has served as USBTC’s Chief Executive Officer and as Chairman of its Board since its inception. Mr. Ho has experience as a serial entrepreneur having founded numerous businesses in the digital and traditional trade sectors. He served as the CEO of Vancouver Motorcars Ltd. (formerly Advant Automotive Inc.) from January 2012 to April 2015. Mr. Ho then served as the CEO of MKH International Ltd, from July 2015 to December 2018. During this 6-year period, Mr. Ho specialized in currencies, international trade, structured financings and equity structuring. Mr. Ho also has extensive experience in the industry, having begun mining digital assets in 2014 and in 2017, Mr. Ho began setting up businesses procuring, managing, and selling turnkey digital asset mining facilities.

Asher Genoot has served as USBTC’s President and as a Director since its inception. He has been a serial entrepreneur who started his first business, the Ivy Crest Institute of International Education, at the age of 19 in Shanghai, China and sold it shortly after. Following that experience, Mr. Genoot served as the founder and Chief Executive Officer at Curio, a Shanghai-based education company that expanded across the country from April 2016 to May 2019. He currently serves as a Board Member at Curio. He also has experience as the Managing Director at Flagship Endeavors, a brand incubator. Mr. Genoot graduated from the University of Southern California with a Bachelor’s in Business Administration. Mr. Genoot is a member of the Young Presidents Organization (YPO) Miami Chapter.
Joel Block has served as USBTC’s Chief Financial Officer since December 2021, while previously serving as its Chief Business Officer since September 2021. Mr. Block is a seasoned executive, having over 15 years of experience across finance, accounting, operations, and sales. Prior to joining USBTC, Mr. Block was the Chief Executive Officer of Collegewise from September 2017 to August 2021. Collegewise is one of America’s largest college admissions companies. From February 2015 to August 2017, Mr. Block was the Chief Financial Officer of Collegewise. In 2017 he led the sale of a stake in the business to A-Star Education, a private equity backed global education group. Mr. Block also served in numerous roles at Credit Suisse from 2005 to 2013, including as a Vice President on the Institutional Fixed Income Sales team. He specialized in interest rate derivatives and hedging transactions while at Credit Suisse. Mr. Block received his BBA with concentrations in Finance and Accounting from the University of Michigan Ross School of Business as well as a minor in Statistics. Mr. Block is on the board of the Young Presidents Organization (YPO) Orange County Chapter.
Matthew Prusak has served as USBTC’s Chief Commercial Officer since June 2021. Prior to joining USBTC, Mr. Prusak served as the Chief Business Officer of Curative, a COVID-19 diagnostics company, from 2020 to 2021. Mr. Prusak also has experience as a consultant at Bain & Company from 2015 to 2017. Mr. Prusak holds a Master’s in Business Administration from the Stanford Graduate School of Business, a Master’s in Global Affairs from Tsinghua University as a Schwarzman Scholar, and a Bachelor’s in International Relations from the University of Southern California.
Non-Employee Directors
Stanley O’Neal has served as a director of USBTC since April 2021. Mr. O’Neal is the former Chairman and Chief Executive Officer of Merrill Lynch. He became Merrill’s chief executive in 2002 and was elected Chairman of Merrill Lynch in 2003, serving in both positions until October 2007. He also served as director of American Beacon Advisors, Inc. from 2009 to September 2012. Mr. O’Neal worked for Merrill Lynch for 21 years. He was named President and Chief Operating Officer in 2001 and before that was President of the brokerage firm’s U.S. Private Client group. He served as Executive Vice President and Chief Financial Officer of Merrill Lynch from 1998 until 2000 and also held the position of Executive Vice President and Co-Head of the Corporate and Institutional Client Group for one year starting in 1997. Before joining Merrill Lynch, Mr. O’Neal was employed at General Motors Corporation where he held a number of financial positions of increasing responsibility, including General Assistant Treasurer. Mr. O’Neal received a Master’s of Business Administration with distinction in Finance from Harvard University and is a graduate of Kettering University (formerly General Motors Institute). He served on General Motor’s Board of Directors from 2001-2006 and also currently serves on the boards of Clearway Energy, Element Solutions, and Arconic Corporation.
Mayo A. Shattuck III has served as a director of USBTC since December 2021. He previously served as the Chairman of Exelon, a position he held from February 2012 until April 2022 and previously served as the Executive Chairman of the Board of Exelon from March 2012 through February 2013. Prior to its merger with Exelon, Mr. Shattuck was the Chairman, President and Chief Executive Officer of Constellation Energy, a position he held from October 2001 to February 2012. Constellation Energy owned energy-related businesses, including a wholesale and retail power marketing and merchant generation business. Mr. Shattuck was previously at Deutsche Bank, where he served as Chairman of the Board and CEO of Deutsche Banc Alex. Brown and as Global Head of Investment Banking and Global Head of Private Banking. While Chairman and CEO of Constellation Energy and Executive Chairman of Exelon, Mr. Shattuck served as Chairman of the Board of the Institute of Nuclear Power Operations (“INPO”) and is a member of the Executive Committee of the Board of Edison Electric Institute (“EEI”) and the Nuclear Energy Institute (“NEI”). He was also Co-Chairman of the Center for Strategic & International Studies (“CSIS”) Commission on Nuclear Policy in the United States and Executive Committee member of the Council on Competitiveness. Mr. Shattuck also currently serves on the Boards of Directors for Gap Inc. (since 2002) and Capital One Financial Corporation (since 2003). Mr. Shattuck has a Bachelor of Arts from Williams College and a Masters in Business Administration from The Stanford Graduate School of Business.
Amy Wilkinson has served as a director of USBTC since August 2022. She currently serves as the Chief Executive Officer of Ingenuity, an innovation consulting firm, a role she has held since founding the firm in January 2017. Ms. Wilkinson also serves as a Lecturer in Management at the Stanford Graduate School of Business, a role she has held since May 2015. Before joining the Stanford Graduate School of Business, Ms. Wilkinson was a Kauffman Foundation Grantee for Research on High Growth Entrepreneurs from 2013 to 2015 and a Senior Fellow at the Harvard Kennedy School of Government from 2009 to 2015. Ms. Wilkinson served in The White House as a White House Fellow and Special Assistant to the United States Trade Representative from 2004 to 2007. She also has experience as a strategy consultant at McKinsey & Company and as a mergers and acquisitions banker at JP Morgan. In addition to serving as a director of USBTC, Ms. Wilkinson currently serves on the Board of Directors for INNOVATE Corp. (since 2022). Ms. Wilkinson holds a Bachelor of Arts and Master of Arts from Stanford University and a Masters in Business Administration from the Stanford Graduate School of Business.
Jonathan Koch has served as a director of USBTC since December 2021. Mr. Koch currently serves as the President of Novis Renewables and Falck Renewables North America, a role he has held since March 2017. He previously co-founded US Renewables Group (“USRG”), a private equity firm focused exclusively on investing in renewable power, biofuels and clean technology infrastructure. Through USRG, Mr. Koch served as Board Director of nine portfolio companies including Renewable Energy Group (Nasdaq: REGI); US Biodiesel Group; Seneca Biodiesel; Fulcrum BioEnergy; Pipestem; General Compression, OPX Biochemicals; Westerly Wind; and Niagara Generation. He also has experience serving on multiple Board committees including Compensation, Audit, Governance and Risk Management. Mr. Koch also served as Vice President and then Chief Operating Officer of Visible Path from November, 2003 to November, 2004, a Kleiner Perkins funded startup that deployed social networking software for corporations and was sold to Hoovers in 2008. He also co-founded Sundial, a startup backed by Harris & Harris Group and acquired by Essential.com in 2000 (spun out to Simplexity). Mr. Koch holds an undergraduate degree from Tufts University as well as an MBA from the University of Michigan Ross School of Business and Masters of Science from the University of Michigan School of Natural Resources and Environment.
Government Regulation
Government regulation of blockchain and digital assets is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. For example, the U.S. Congress and a number of U.S. federal agencies, state financial regulatory authorities and self-regulatory organizations (including the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”), the SEC, the Commodity Futures Trading Commission, the Financial Industry Regulatory Authority, Inc., the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, and the Internal Revenue Service) have been examining the operations of digital asset networks, digital asset users and the digital asset exchange markets, which operations apply to USBTC’s activities and other activities in which it participates or may participate in the future. Other regulatory bodies which are governmental or semi-governmental have shown an interest in regulating or investigating companies engaged in the blockchain or digital asset business.
Businesses that are engaged in the transmission and custody of Bitcoin and other digital assets, including brokers and custodians, can be subject to FinCEN regulations as money services businesses as well as state money transmitter licensing requirements. The potential application of these policies to Bitcoin mining continues to evolve. Bitcoin and other digital assets are subject to anti-fraud regulations under federal and state commodity laws, and digital asset derivative instruments are substantively regulated by the Commodity Futures Trading Commission. Certain jurisdictions, including, among others, New York and a number of countries other than the United States, have developed regulatory requirements specifically for digital assets and companies that transact in them.
Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to USBTC’s business, or when they will be effective. As the regulatory and legal environment evolves, USBTC may become subject to new laws, further regulation by the SEC and other agencies, which may affect mining and other activities. For instance, various bills have also been proposed in Congress related to USBTC’s business, which may be adopted and have an impact. In November 2021, President Biden signed into law an infrastructure bill that contains provisions affecting the tax reporting of digital assets and digital asset trades. Additionally, the March 2022 executive order from President Biden formalizes potential digital asset regulation policy change by the end of 2023. For additional discussion regarding about the potential risks existing and future regulations pose to USBTC’s business, see the section entitled “Risk Factors” of this “Schedule “I” — Information Relating to USBTC”
In addition, since transactions in Bitcoin provide a reasonable degree of pseudo-anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of Bitcoin platforms, and there is the possibility that law enforcement agencies could close digital asset or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving Bitcoin held via such platforms. For example, in her January 2021 nomination hearing before the Senate Finance Committee, Treasury Secretary Janet Yellen noted that digital assets have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering, and support malign activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. Accordingly, Secretary Yellen expressed her view that federal regulators needed to look closely at how to encourage the use of digital assets for legitimate activities while curtailing their use for malign and illegal activities. Furthermore, in December 2020, FinCEN, a unit of the Treasury Department focused on anti-money laundering, proposed a new set of rules for digital asset- based exchanges aimed at reducing the use of digital assets for money laundering. These proposed rules would require filing reports with FinCEN regarding digital asset transactions in excess of $10,000 and also impose record-keeping requirements for digital asset transactions in excess of $3,000 involving users that manage their own private keys. In January 2021, the Biden Administration issued a memorandum freezing federal rulemaking, including these proposed FinCEN rules, to provide additional time for the Biden Administration to review the rulemaking that had been proposed by the Trump Administration. As a result, it remains unclear whether these proposed rules will take effect.
In November 2021, the President’s Working Group on Financial Markets, along with the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency released a report calling for urgent congressional action with respect to stablecoins, which are digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity. Although the focus of the report was on stablecoins, the President’s Working Group on Financial Markets commented extensively on decentralized finance arrangements and the digital asset industry in general, and cited a number of perceived risks of particular concern to the SEC and Commodity Futures Trading Commission. As of today, it remains unclear which, if any, of the recommendations contained in the report of the President’s Working Group on Financial Markets will be implemented as law, regulation or policy. Consequently, it also remains uncertain to what extent any legislative or regulatory action might impact USBTC’s business model.

In November 2022, FTX Trading Ltd., a leading digital asset exchange filed for bankruptcy in the Bahamas and the United States which was followed by a criminal indictment against senior management, including the founder. These proceedings had a significant adverse impact on USBTC’s industry. In January 2023, the SEC sought action against two digital asset companies, Genesis Global Capital, LLC and Gemini Trust Company, LLC, for selling unregistered securities. The SEC’s complaint alleged that digital asset companies’ activities constituted an offer and sale of securities under applicable law and should have been registered with the SEC. While USBTC believes its holdings are not a security, USBTC cannot assure you that future legislation or regulation will not have an adverse effect upon USBTC. Further, in December 2022, the SEC released guidance with respect to its increased focus on the public filings with respect to companies in USBTC’s industries as well as required disclosure that it expects from such companies. While focus on USBTC’s industry by regulators has increased, it is currently uncertain whether there will be additional legislation or regulation of digital assets in the near future.
Environmental, Health and Safety Matters
USBTC’s operations and properties may be subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which USBTC operates. These laws and regulations may impose numerous obligations that are applicable to the company, including but not limited to acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; noise or other neighborhood controls; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose USBTC to fines, penalties and/or interruptions in USBTC’s operations, among other sanctions, that could have a material adverse effect on its financial position, results of operations and cash flows.
Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
In addition, concerns have been raised about the amount of electricity required to secure and maintain. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset networks’ total power consumption, including the costs of cooling the machines that perform these calculations and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns related to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on digital asset mining in their jurisdictions. Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on USBTC’s financial position, results of operations and cash flows.
Impact of Market Disruption
The Chapter 11 bankruptcy of Compute North has had a material impact on the business and financial condition of USBTC. In connection with the liquidation of Compute North’s former digital asset mining sites in Kearney, Nebraska and Granbury, Texas, USBTC was selected by the owner of both sites as the sites’ strategic operator. USBTC thereafter formed its managed infrastructure operations business, USMIO. In connection with the liquidation of Compute North’s former digital asset mining site in King Mountain, Texas, USBTC bid for and acquired a 50% membership interest in the joint venture that owns the site.
USBTC has no direct exposure to any other participants in the digital asset markets that have recently filed for Chapter 11 bankruptcy, including FTX Trading Ltd. (including its affiliated hedge fund, Alameda Research LLC), Three Arrows Capital, Celsius Network LLC, Voyager Digital Ltd., BlockFi Inc., and Genesis Global Holdco, LLC.
USBTC has indirect exposure to Genesis Global Holdco, LLC, which filed for Chapter 11 bankruptcy in January 2023. Genesis Global Holdco, LLC is owned by Digital Currency Group Inc., which also owns Foundry Digital LLC, a USBTC hosting customer. At this time, USBTC does not believe there is a material risk to the business arising from the company’s indirect exposure to Genesis.
Additionally, USBTC does not have direct or indirect exposure to other counterparties, customers, custodians, or other participants in the digital asset markets known to: (i) have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them, (ii) have experienced excessive redemptions or suspended redemptions or withdrawals of digital assets, (iii) have the digital assets of their customers unaccounted for, or (iv) or have experienced material corporate compliance failures.
Intellectual Property
USBTC actively uses specialized hardware and software for its digital asset mining operation. In some instances, source code and other software assets may be subject to an open-source license, as much technology development in this sector is open source. USBTC intends to adhere to the terms of any license agreements that may be in place for these works, but in some circumstances, it may not be aware of license obligations which may be applicable.
USBTC does not currently own any patents in connection with its existing and planned blockchain and digital asset-related operations. USBTC has applied for one provisional patent related to its Reactor technology. USBTC expects to rely upon trade secret, trademark, service mark, trade name, copyright, and other intellectual property protection and plans to license the use of intellectual property rights owned and controlled by others. In addition, USBTC has developed and may further develop specific proprietary software applications for its digital asset mining operation and may choose to seek patents in the future. USBTC use the US BITCOIN CORP. word mark and the logo consisting of a stylized letter “B” surrounded by two semi-circular lines and two dots in connection with its business and services, both of which are unregistered service marks of USBTC. USBTC has filed a U.S. service mark registration application for the US BITCOIN CORP. word mark with the United States Patent and Trademark Office, but the application has received an initial refusal to register the mark on the Principal Register based on the examiner’s position that the mark is merely descriptive of the services. While USBTC intends to respond to such refusal to register in an effort to obtain registration of the US BITCOIN CORP. mark, it is uncertain whether the mark will be granted registration.
Competition
The digital asset mining space is filled with a range of competitors, each supplying hash power to the Bitcoin network. This range includes everything from individual hobbyists to large-scale, professionally-run mining operations, including USBTC. USBTC considers large-scale mining operators to be its primary source of competition due to the immense hash power they add to the network.
This category is composed of both public and private entities. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured.
USBTC’s main competitors include, but are not limited to, the following companies:
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Argo Blockchain PLC

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Bitfarms Ltd

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Cipher Mining Inc.

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Greenidge Generation Holdings Inc.

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Iris Energy Limited

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Marathon Digital Holdings Inc.

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Riot Platforms, Inc.

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Stronghold Digital Mining Inc.

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TeraWulf Inc.

The digital asset industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect USBTC’s competitiveness in the future.
Human Capital
As of March 31, 2023, USBTC had 113 full-time employees. USBTC also hires part-time or temporary employees as necessary at certain of its facilities. USBTC is not a party to any collective bargaining agreements and considers its relations with its employees to be good.
Facilities
USBTC’s headquarters are located in Miami, Florida. USBTC maintains various leases with respect to its Bitcoin mining sites.
USBTC leases a large indoor facility for its Alpha Site that serves as a data center, in addition to outside land and a nearby substation in Niagara Falls, New York. The lease with respect to Alpha expires in July 2026. The Alpha lease has a renewal clause to continue for consecutive five year terms or two five year terms following the end of the second term, as long as USBTC is in good standing with the respective landlords and provide written notice on or before the 90th day prior to the initial expiration.
USBTC maintains four leases with respect to the Echo Site via its 50% membership interest in the King Mountain JV that owns the Echo Site. USBTC’s Joint Venture partner is the owner of a subsidiary that serves as the sublandlord of the primary leases and leases to the subtenant, a wholly-owned subsidiary of the King Mountain JV. Each of the four leases is a 10-year lease with two 10-year renewal options. Each of the four leases became effective as of February 2022 and expires in February 2032.

USBTC believes that its facilities are adequate to meet its needs in the near term and that additional space can be obtained on commercially reasonable terms as needed.
Legal Proceedings
Due to the nature of USBTC’s business, it may, from time to time, become involved in litigation or other legal proceedings.
USBTC, and its wholly-owned subsidiary, U.S. Data Technologies Ltd. were defendants in a lawsuit filed by the City of Niagara Falls and the Director of the Department of Code Enforcement of the City of Niagara Falls on November 17, 2022 (City of Niagara Falls, et al. v. U.S. Data Technologies Group Ltd., et al., index no. E178623/2022, Niagara County Supreme Court), pursuant to which the plaintiffs were seeking to enjoin USBTC’s digital asset mining operations in Niagara Falls on the basis of alleged non-compliance with, and absence of required permits under, Niagara Falls’ recently amended zoning ordinance (the “Niagara Falls Litigation”). On December 1, 2022, the Niagara County Supreme Court issued a temporary restraining order directing USBTC to restrain from violating the law, continuing to mine digital assets, and engaging in business on the property. USBTC believed that the enactment of the recent amendment to the zoning ordinance was procedurally invalid and constitutionally unsound. In connection with the Niagara Falls Litigation, on April 7, 2023, USBTC entered into a settlement with the City of Niagara Falls (the “Niagara Falls Settlement”), which settled all such claims underlying the Niagara Falls Litigation and terminated the temporary restraining order against USBTC. In connection with the Niagara Falls Settlement:
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Within 30 days of the entry into the Niagara Falls Settlement, USBTC paid the City of Niagara Falls a $100,000 compliance fee as well as $180,000 of the city’s attorney’s fees incurred with the Niagara Falls Litigation;

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USBTC was required to submit all applications for permits, variances and other approvals necessary for its operations at the Alpha Site and any application fees in connection therewith have been capped by the City of Niagara Falls at $100,000;

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USBTC must ensure that its operations in certain areas of the Alpha Site do not exceed a sound level of 65dBA, as determined by an independent monitor mutually agreed upon by USBTC and the City of Niagara Falls;

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Within 30 days of the entry into the Niagara Falls Settlement, USBTC obtained a bond in a form acceptable to the City of Niagara Falls in the principal amount of $100,000 to serve as security to ensure USBTC’s continued compliance with the above-described sound levels; and

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USBTC is subject to, if any sound level violation is determined by the independent monitor and uncured by USBTC in a to-be-determined cure period, a “sound fee” of $10,000 payable to the City of Niagara Falls.

In addition, on May 11, 2023, Lancium, LLC filed a lawsuit claiming USBTC infringed upon a number of its patents with respect to USBTC’s use of certain energy software and is seeking unspecified compensatory damages, treble damages and attorney’s fees and costs. USBTC believes the lawsuit is without merit and has strong defenses to Lancium LLC’s claims and plans to defend itself vigorously
See also the section entitled “Risk Factors” of this “Schedule “I” — Information Relating to USBTC” for further information regarding litigation risks.
In connection with a recession offer, USBTC communicated with various state “blue sky” regulators and entered into the Massachusetts Order, the Maryland Order and the Virginia Order (each defined herein). See the section entitled “Risk Factors” of this “Schedule “I” — Information Relating to USBTC” for further information.
Consolidated Capitalization
There has not been any material change to USBTC’s share and loan capital since March 31, 2023, except as set forth under the subsections entitled “Recent Developments” and “Prior Sales” of this Schedule “I”.
Description of Capital Structure
None of USBTC’s shares are listed or traded publicly. USBTC is a privately held company, and there is no established public trading market for its securities.
USBTC had 45,696,749 issued and outstanding shares of USBTC common stock and 18,617,250 issued and outstanding shares of USBTC Preferred Stock as of March 31, 2023. The total number of shares of USBTC Preferred Stock consists of 7,824,000 shares of Series A Preferred Stock, 10,000,000 shares of Series B Preferred Stock, and 793,250 shares of Series B-1 Preferred Stock. No shares of Series C Preferred Stock have been issued.
Authorized Capital
The authorized capital stock of USBTC consists of (i) 125,000,000 shares of USBTC common stock, and (ii) 40,000,000 shares of preferred stock, $0.00001 par value per share, of which 7,855,500 shares are designated as Series A Preferred, 10,000,000 shares are designated as Series B Preferred, 3,750,000 are designated as Series B-1 Preferred, and 16,557,000 shares of the USBTC Preferred Stock are designated as Series C Preferred. The number of authorized shares of USBTC common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of USBTC Preferred Stock that may be required by the terms of USBTC’s fourth amended and restated articles of incorporation (the “USBTC Articles”)) the affirmative vote of the holders of shares of capital stock of USBTC representing a majority of the votes represented by all outstanding shares of capital stock of USBTC entitled to vote, irrespective of the provisions of Section 78.390(2) of the NRS.
Preferred Stock
Under USBTC’s Articles, at any time when at least 1,963,750 shares of Series A Preferred stock are outstanding, holders of a majority of the outstanding shares of Series A Preferred stock (voting together as a single and separate class on an as-converted basis) including the affirmative vote of JHS Bitcoin Mining LLC, must approve the following: (i) liquidation, dissolution or winding-up of the business and affairs of USBTC or a merger or consolidation or any deemed liquidation event/merger (other than primarily for capital-raising purposes), (ii) amendment to the USBTC Articles or USBTC bylaws in a manner that materially and adversely modifies or adversely effects the rights of Series A Preferred stock, (iii) the creation of any additional class or series of capital stock or other securities unless the same ranks junior to the Series A Preferred stock, or increase or decrease the authorized number of shares of any class or series of capital stock, (iv) reclassification, alteration or amendment of any existing security of USBTC, (v) unless approved by the USBTC Board, including the approval of the Series A preferred director, cause or permit any of its subsidiaries to sell, issue, sponsor, create or distribute any digital tokens, digital assets or other blockchain-based assets, (vi) purchase or redeem, or pay any dividends or make any distribution on, any capital stock, other than (a) dividends or distributions on the Series A Preferred stock, (b) dividends or other distributions payable on the USBTC common stock solely in the form of additional shares of USBTC common stock, (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for USBTC and (d) in connection with the cashless exercise, tax surrender or similar net exercise of options, warrants or other rights to purchase USBTC common stock, (vii) unless approved by the USBTC Board (including the approval of the Series A preferred director), create or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest or incurred other indebtedness for borrowed money, (viii) increase or decrease to the authorized number of directors, (ix) unless approved by the USBTC Board, make any material change to USBTC’s line of business as presently conducted or contemplated, (x) unless approved by the USBTC Board (including the approval of the Series A preferred director), enter into any transaction or enter into or modify any agreement with any executive officer, director or founder providing for compensation, other than ordinary course salaries, reimbursement of expenses and benefits or (xi) unless approved by the USBTC Board (including the Series A preferred director), adopt, amend or terminate any new or other equity plan, employee equity ownership plan or similar plan.
Voting Rights
The holders of the USBTC common stock are entitled to one vote for each share of USBTC common stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of USBTC common stock, as such, shall not be entitled to vote on any amendment to the USBTC Articles that relates solely to the terms of one or more outstanding series of USBTC Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series, to vote thereon pursuant to the USBTC Articles or pursuant to the NRS. There shall be no cumulative voting.
Except as otherwise required by law, on any matter presented to the stockholders of USBTC for their action or consideration at any meeting of stockholders of USBTC (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of USBTC Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of USBTC common stock into which the shares of USBTC Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the USBTC Articles, holders of USBTC Preferred Stock shall vote together with the holders of USBTC common stock as a single class and on an as-converted to USBTC common stock basis.
USBTC’s Articles provides that there shall be no cumulative voting.
Pre-emptive Rights
Under USBTC’s amended and restated investors’ rights agreement, subject to certain exceptions, if USBTC proposes to offer or sell any new securities, USBTC shall first offer such new securities to each Series A investor. A Series A investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its affiliates; provided that each such affiliate (x) is not a competitor, unless such party’s purchase of new securities is otherwise consented to by the USBTC Board, and (y) agrees to enter into the amended and restated investors’ rights agreement and USBTC’s stockholders agreement. USBTC shall give notice to each Series A investor, stating (i) its bona fide intention to offer such new securities, (ii) the number of such new securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such new securities. By notification to USBTC within five (5) days after the office notice is given, each Series A investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the offer notice, up to that portion of such new securities which equals the proportion that the USBTC common stock then held by such Series A investor bears to the total USBTC common stock then outstanding.
Prior Sales
Options Granted

The following table sets forth, by month of grant, the number of shares subject to options granted from USBTC’s inception through March 31, 2023, the per share exercise price of the options and the fair value of common stock per share on each grant date:
Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options ($)	Fair Value per Share on Grant Date ($)
July 2021(1)	1,072,000	1.11	1.11
August 2021(1)	338,750	1.11	1.11
November 2021	1,284,250	2.27	2.27
December 2021	179,500	2.27	2.27
March 2022	152,250	4.34	4.34
August 2022(2)	724,000	1.78	0.01
January 2023	3,920,507	0.26	0.26

(1)
The exercise prices for these grants were based upon the fair market value associated with a preliminary 409(A) valuation report provided to the USBTC Board. The subsequent final 409(A) valuation report as of the grant date, received after the grant date, included a slightly lower fair market valuation.

(2)
The August 2022 option grant exercise price was based on a preliminary 409(A) valuation report. The options had a higher exercise price than the subsequently issued final 409(A) valuation report which indicated fair value of $0.01. The USBTC Board decided not to change the original exercise prices following receipt of the final 409(A) valuation report.

Restricted Stock Granted
The following table sets forth, by grant date, the number of shares of restricted common stock granted from USBTC’s inception through March 31, 2023 and the per share estimated fair value of the restricted stock:
Grant Date	Number of Shares of Restricted Common Stock	Fair Value per Share of Common Stock on Grant Date
December 10, 2020	1,125,000	1.07
January 31, 2021	5,187,500	1.07
February 1, 2021	375,000	1.07
March 17, 2021	8,369,250	1.13
October 10, 2021	3,339,500	2.27
September 2, 2022	7,250	0.01
January 5, 2023	1,048,912	0.26
Interest of Informed Persons in Material Transactions
There were no material interests, direct or indirect, of USBTC’s directors or executive officers, or any director or executive officer of a subsidiary of USBTC or any Person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding USBTC Stock, or any associate or affiliate of such Persons, in any transaction since the commencement of USBTC’s last completed financial year or in any proposed transaction which has materially affected, or would materially affect, USBTC or any of its subsidiaries.
Risk Factors
The business and operations of USBTC are subject to risks. In addition to considering the other information in this Circular, the Hut 8 Shareholders should consider carefully the risk factors and other disclosures set forth in this section as well as sections titled “Risk Factors”, as it relates to risk factors associated with the Business Combination and “Schedule “H” — Information Relating to Hut 8 — Risk Factors”, as it relates to risk factors associated with Hut 8’s business.
Risks Relating to USBTC’s Business
If USBTC fails to effectively manage its growth, its business, financial condition and results of operations would be harmed.
USBTC is a development stage company with a small management team and is subject to the strains of ongoing development and growth, which will place significant demands on management and operational and financial infrastructure. Although USBTC may not grow as expected, if USBTC fails to manage its growth effectively or to develop and expand its managerial, operational and financial resources and systems, USBTC’s business and financial results would be materially harmed.
USBTC may not be able to manage growth effectively, which could damage its reputation, limit growth and negatively affect USBTC’s operating results. Further, USBTC cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities in its business sector and USBTC may lose out on those opportunities. Such circumstances could have a material adverse effect on USBTC’s business, prospects or operations.
USBTC is an early-stage company with limited operating history and may never become profitable.
USBTC is an early-stage company currently focused on developing Bitcoin mining operations and investing in blockchain-focused technologies, newly formed in December 2020, and has a limited operating history. To date, USBTC has incurred losses as set forth below and may never become profitable. USBTC has built a Bitcoin mining operation, operating specialized computers manufactured by Bitmain, Canaan and MicroBT (also known as “miners”) that generate Bitcoin. USBTC had a net loss of $31.8 million and $9.1 million for the fiscal year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021 (audited), respectively. In addition, USBTC had a net loss of $63.9 million for the nine months ended March 31, 2023 (unaudited) and $6.5 million for the nine months ended March 31, 2022 (restated, unaudited). As of March 31, 2023, USBTC had an accumulated deficit of $104.8 million.
Additionally, there can be no assurance that additional funding will be available to USBTC for the development of its business, which will require the commitment of substantial resources. USBTC may be required to liquidate its digital assets (including Bitcoin assets) if other capital is not available to it on commercially reasonable terms. Accordingly, you should consider USBTC’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that USBTC may be unable to:
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successfully implement or execute its business plan, or demonstrate that its business plan is sound;

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adjust to changing conditions or keep pace with increased demand; or

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attract and retain an experienced management team; or raise sufficient funds in the capital markets to effectuate its business plan.

USBTC operates in an industry subject to various regulatory and technological uncertainties.
USBTC operates Bitcoin mining operations in New York, Texas, and Nebraska. As Bitcoin, other digital assets, and blockchain technologies evolve and become more widely available, the services and products associated with them may evolve. Future regulations may require USBTC to change its business model to comply fully with federal and state laws regulating power generation, Bitcoin mining, or provision of Bitcoin mining services to third parties.
To remain competitive with peers, USBTC may need to modify aspects of its business model from time to time. USBTC cannot offer any assurance that these or any other changes will be successful or will not result in harm to its business. USBTC may not be able to manage its growth effectively, which could damage its reputation, limit its growth, and negatively affect its operating results. Furthermore, USBTC cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities in the market. As a result, USBTC may not capture those opportunities. Such circumstances could have a material adverse effect on the USBTC’s business, prospects or operations.
The cost of obtaining new and replacement miners and parts has historically been capital-intensive and is likely to continue being capital-intensive, which could materially and adversely affect USBTC’s business, financial condition, and results of operations.
USBTC’s mining operations can only be profitable if the costs, inclusive of hardware and electricity costs, associated with mining digital assets is lower than the price of the digital assets mined at the time of sale. Miners experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond the company’s control. Additionally, as technology evolves, the company may acquire newer models of miners to remain competitive in the market.
For example, the miners and other equipment purchased by USBTC since the company’s inception will eventually degrade due to ordinary wear and tear from usage and may also be lost or damaged due to factors outside of the USBTC’s control. When this happens, these miners and equipment need to be repaired or replaced. The process of upgrading mines and equipment requires substantial capital investment, and USBTC may face challenges in executing upgrades on a timely and cost-effective basis based on availability of new miners and the company’s access to adequate capital. If USBTC is unable to obtain a sufficient unit volume of miners and equipment at scale, it may be unable to remain competitive in a highly competitive and evolving industry. If this happens, USBTC may not be able to mine digital assets as efficiently or at a comparable scale as competitors. As a result, the company’s business, financial condition, and results of operations could suffer. This could, in turn, materially and adversely affect the trading price of the company’s common stock and investors could lose part or all of their investment.
The price of new miners may be linked to the price of Bitcoin and other digital assets, and the cost of obtaining new and replacement miners may increase if the price of Bitcoin rises, which could materially and adversely affect USBTC’s business, financial condition and results of operations.
There are reports indicating that miner manufacturers adjust miner prices based on the price of Bitcoin. As a result, the USBTC’s cost of obtaining new miners can be unpredictable and significantly higher than USBTC’s historical cost of obtaining new miners. USBTC’s business, financial condition, and results of operations are dependent on its ability to sell the Bitcoin it mines at a price greater than its cost to produce Bitcoin. As the cost of obtaining new miners increases, the cost of producing Bitcoin also increases. This requires a corresponding increase in the price of Bitcoin for USBTC to maintain profitability.

USBTC observed a significant increase in market demand for miners when Bitcoin prices rose into the end of the calendar year 2021. Concurrently, USBTC observed a significant increase in the unit price of new model miners in the market. While USBTC cannot know definitively if these two phenomena are linked, it has observed a measurable increase in the price of new miners offered by manufacturers coinciding with a rise in the price of Bitcoin. If this phenomena exists in the future, USBTC may obtain new miners and other hardware from manufacturers or from other third parties at a cost higher than its historical cost.
USBTC incurs a significant upfront capital cost each time it acquires new miners, and the company may not realize the benefit of these capital expenditures. If this occurs, the company’s business, financial condition, and results of operations could be materially and adversely affected should the future price of Bitcoin not be sufficiently high.
USBTC may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect its business, financial condition, and results of operations.
In the past, USBTC has observed periods of shortage in new miners available for purchase and a delay in delivery schedules for new miner purchases. There is no assurance that miner manufacturers or any other equipment manufacturers will be able to keep pace with potential surges in demand for mining equipment. It is uncertain how manufacturers will respond to increased global demand and whether they fulfill purchase orders fully and in a timely manner.
In the event that miner manufacturers or other suppliers are not able to keep pace with, or fail to satisfy, demand, USBTC may not be able to purchase miners or other equipment in sufficient quantities or on the delivery schedules required to meet its business needs. Additionally, should any suppliers default on purchase agreements with USBTC, the company may need to pursue recourse under international jurisdictions, which could be costly and time-consuming. Furthermore, there is no guarantee that USBTC would succeed in recovering any of the deposits paid for such purchases, which could materially and adversely affect its business, financial condition, and results of operations.
Miner manufacturers may continue requiring significant advance deposits before orders are fulfilled and delivered.
In the past, miner manufacturers have required advance deposits for miner purchases. If this continues in the future, USBTC may need to tie up significant amounts of cash several months before it receives and is able to deploy purchased miners to generate revenue. These advance deposits further drive the financial burden of operating a capital-intensive business. Miner manufacturers holding a deposit from USBTC may go out of business before delivering purchased miners, or for other reasons fail to deliver the miners associated with the deposit. There is no certainty that, in such circumstances, USBTC would succeed in recovering any of its deposit, which could materially and adversely affect its business, financial condition, and results of operations.
USBTC may acquire other businesses and/or assets or form strategic alliances or joint ventures that could negatively affect its operating results, dilute shareholder ownership, increase debt, or cause it to incur significant expenses; notwithstanding the foregoing, USBTC’s growth may depend on its success in identifying and completing such transactions.
USBTC may seek to pursue additional acquisitions of businesses and/or assets and/or enter into strategic alliances or joint ventures. However, it cannot offer any assurance that any such acquisition or partnership will be successful. USBTC may not be able to identify suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If USBTC completes any acquisitions, it may not be able to integrate these acquisitions successfully into its existing business. In addition, in the event that USBTC acquires any existing businesses, it may assume unknown or contingent liabilities.
Any future acquisitions also could result in the issuance of stock, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on the company’s business, financial condition, and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that would otherwise be focused on developing and expanding the company’s existing business. USBTC may experience losses related to potential investments in other companies, which could materially and adversely affect its business, financial condition, and results of operations. Furthermore, USBTC may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if those benefits do not materialize.
Although USBTC expects that the acquisition of the King Mountain JV interest will result in benefits to it, USBTC may not realize those benefits due to unforeseen difficulties.
USBTC recently acquired its 50% interest in the King Mountain JV, including assuming an approximately $96.8 million promissory note in connection with the acquisition. USBTC acquired this interest on an “as is” basis from a bankruptcy administrator or trustee with limited representations, which limits USBTC’s recourse against the sellers of the interest after closing, which in turn may expose us to unexpected material losses or expenses after the closing. USBTC’s diligence investigations with respect to the King Mountain JV were limited, which may also expose us to unexpected material losses or expenses after the closing.
USBTC may be unable to raise the additional capital needed to grow its business.
If the price of Bitcoin declines, and as the company expects to need to raise additional capital to expand its operations and pursue its growth strategy, and to respond to competitive pressures or unanticipated working capital requirements, USBTC may seek but fail to obtain additional debt or equity financing on favorable terms, if at all, which could impair its growth and adversely affect its existing operations. If USBTC were to raise additional equity financing, its shareholders may experience significant dilution of their ownership interest, and the value of their investment could decline. Furthermore, if USBTC were to raise additional debt financing, the company’s debtors would likely have priority over holders of equity with respect to order of payment preference. USBTC may be required to accept terms that restrict its ability to incur additional indebtedness or take other actions, including terms that require it to maintain a specified level of liquidity or other balance sheet ratios that may not be in the interests of other shareholders.
If there are significant changes to the method of validating blockchain transactions, such changes could reduce demand for USBTC’s blockchain hosting services or for USBTC’s miner equipment.
New digital asset transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a “proof of work” consensus algorithm, whereby transaction processors are required to expend significant amounts of electrical and computing power to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a “proof of stake” algorithm or an algorithm based on a protocol other than proof of work, which may decrease the reliance on computing power as an advantage to validating blocks. USBTC’s transaction processing operations, and, to USBTC’s knowledge, the operations of its potential hosting customers, are currently designed to primarily support a proof of work consensus algorithm. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate or hosting) less competitive. As a result of USBTC’s efforts to optimize and improve the efficiency of its digital asset mining operations, USBTC may be exposed to the risk in the future of losing the benefit of its capital investments and the competitive advantage USBTC hopes to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Any such change to transaction validating protocols could have a material adverse effect on USBTC’s business, financial condition and results of operations.
Failure to price hosting contracts correctly may lead USBTC to operate these contracts at a loss, which could have a material adverse effect on its business, financial condition, and results of operations.
USBTC hosting contracts may be structured with margin-based or cost-plus pricing that considers the estimated power consumption of hosting client miners and other costs of service. USBTC’s ability to generate a profit on contracts with such pricing structures requires that it accurately forecast these costs over the contracted time period. Failure to do so could have a material adverse effect on the business, financial condition, and results of operations.
Failure of critical systems of the hosting facilities operated by USBTC and the services provided by USBTC could have a material adverse effect on its business, financial condition, and results of operations.
The critical systems of the hosting facilities operated by USBTC and the services provided by USBTC are subject to failure. Any failure in the critical systems of any hosting facility operated by USBTC or services provided by USBTC, including a breakdown in critical plant, equipment or services, routers, switches or other equipment, power supplies or network connectivity, whether or not within the company’s control, could result in service interruptions to the company’s customers and/or damage to equipment, which could significantly disrupt the normal business operations of the company’s customers, harm the company’s reputation, and reduce the company’s revenue. Temporary downtime at any hosting facility operated by USBTC could reduce the amount of Bitcoin mined by the company and thereby reduce the profitability of its hosting customers. The destruction or severe impairment of any of the hosting facilities operated by USBTC could result in significant downtime and loss of customer data. Since the company’s ability to attract and retain customers depends on its ability to provide a reliable service, even minor interruptions in service could harm the company’s reputation and negatively impact its revenue and profitability. Any of these events may result in financial penalty, which could have a material adverse effect on its business, financial condition, and results of operations.
The services provided by USBTC are subject to temporary or permanent interruption by factors that include but are not limited to:
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Power loss;

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Equipment failure;

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Human error and accidents;

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Theft, sabotage, and vandalism;

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Failure by USBTC or its suppliers to provide adequate service or maintain equipment;

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Network connectivity downtime and fiber cuts;

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Service interruptions resulting from server relocation;

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Security breaches of infrastructure;

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Improper or inadequate building maintenance by the company;

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Physical, electronic, and cybersecurity breaches;

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Animal incursions;

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Fire, earthquake, hurricane, tornado, flood and other natural disasters;

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Extreme temperatures;

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Water damage;

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Public health emergencies; and

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Terrorism.

Moreover, service interruptions and equipment failures may expose USBTC to potential legal liability. As the services provided by USBTC may be critical to its customers’ business operations, any disruption in services could result in lost profit or other indirect or consequential damages to its customers. Although customer contracts typically contain provisions limiting the company’s liability, there can be no assurance that a court would enforce any contractual limitations on the company’s liability in the event that one of its customers brings a lawsuit against it as the result of a service interruption that they ascribe to the company. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that the company may not be able to mitigate. In such cases, USBTC may be liable for substantial damage awards, which could have a material adverse effect on its business, financial condition, and results of operations.
USBTC may not be able to obtain new hosting and transaction processing hardware or purchase such hardware at competitive prices during times of high demand, which could have a material adverse effect on its business, financial condition and results of operations.
Historically, an increase in interest and demand for digital assets has led to a shortage of hosting and transaction processing hardware and increased prices. USBTC and its customers and potential customers have experienced, and may in the future experience, difficulty in obtaining new equipment or replacement components for USBTC’s and its customers’ existing equipment, including graphics processing units and application-specific integrated circuit chipsets and computer servers, which has had, and in the future may have, a material impact on the demand for USBTC’s services and associated revenue. Currently, restrictions on digital asset mining in China have increased availability of used mining equipment and decreased prices of new mining equipment. In addition, these restrictions have decreased available mining facilities in China and increased demand for hosting in countries outside of China including the United States. To the extent miners view this used equipment as a viable alternative to purchasing new miners from USBTC, USBTC’s equipment sales may suffer, which could have a material adverse effect on USBTC’s business, financial condition and results of operations.
USBTC’s commercial success depends in large part on its ability to contribute computing power to pools that mine digital assets for the company and its hosting customers, attract and retain customers within the company’s hosting and property management businesses, and sell mining equipment profitably. Increases in power costs or an inability to mine digital assets efficiently at favorable prices will reduce the company’s operating margins, impact its ability to attract and retain customers, and harm its growth prospects and could have a material adverse effect on USBTC’s business, financial condition and results of operations.
USBTC’s growth depends in large part on its ability to contribute computing power to pools that mine digital assets for the company and its hosting customers, attract and retain customers within the company’s hosting and property management businesses, and sell mining equipment profitably. With respect to its hosting and property management businesses, USBTC may not be able to attract and retain customers for a number of reasons, including if:
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there is a reduction in the demand for USBTC’s services due to macroeconomic factors;

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there is a reduction in demand for USBTC’s services due to a broader secular reduction in demand for such services in the underlying digital asset mining sector;

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USBTC is unable to provide services that meet the needs of existing or potential customers;

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USBTC fails to effectively market the company and its services to potential customers;

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USBTC fails to price its hosting or property management services attractively;

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USBTC provides hosting or property management services that are deemed by existing and potential customers to be inferior to those of its competitors;

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USBTC fails to meet customers’ ongoing and evolving program qualification standards, based on a range of factors, including available power, preferred site design specifications, security considerations and connectivity;

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businesses decide to host or manage sites internally as an alternative to the use of USBTC’s services;

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USBTC fails to successfully communicate the benefits of its services to potential customers;

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USBTC is unable to strengthen awareness of its brand; and

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potential customers are unable to secure the digital asset mining equipment required to engage USBTC in the capacity of a third party hosting provider or property manager.

If USBTC is unable to obtain hosting or property management customers at favorable terms or at all, it could have a material adverse effect on its business, financial condition and results of operations.
USBTC generates a meaningful share of its hosting revenue from a small number of customers, and the loss of, or a significant decrease in business from, a number of these customers and/or a failure to attract new customers could have a material adverse effect on the company’s business, financial condition, and results of operations.
To date, USBTC has generated a significant share of its hosting revenue from a small number of customers. Any failure to meet customer expectations could result in the cancellation or non-renewal of hosting contracts and loss of associated revenue. Any event leading to the early termination of a hosting contract, including, but not limited to, customer bankruptcy or force majeure events that disrupt facility operations or damage customer miners, could result in the loss of revenue associated with those contracts. If USBTC were unable to offset lost revenue by refilling vacant capacity with other miners in the case of customer churn or by repossessing miners in the case of customer default, it could have a material adverse effect on the company’s business, financial condition, and results of operations.
If USBTC does not accurately predict its hosting facility requirements, it could have a material adverse effect on its business, financial condition and results of operations.
The costs of building out, leasing and maintaining USBTC’s hosting facilities may constitute a significant portion of USBTC’s capital and operating expenses. In order to manage growth and ensure adequate capacity for USBTC’s digital mining operations and new and existing hosting customers while minimizing unnecessary excess capacity costs, USBTC continuously evaluates its short- and long-term data center capacity requirements. If USBTC overestimates its business’ capacity requirements or the demand for its services and therefore secure excess data center capacity, USBTC’s operating margins could be materially reduced. If USBTC underestimates its data center capacity requirements, USBTC may not be able to service the expanding needs of its existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on its business, financial condition and results of operations.
USBTC operates a number of data centers for third party owners under the USMIO brand and cannot execute changes to strategy and operations without owner consent, which could result in suboptimal financial performance and may have a material adverse effect on the company’s business, financial condition, and results of operations.
USBTC has entered into property management agreements (“PMAs”) with the owners of Charlie, Delta, and Echo. Under these agreements, USBTC is paid a fixed fee to operate each data center and partakes in an incentive structure that compensates USBTC for introducing and executing initiatives that increase revenue and decrease costs. At times, USBTC may recommend certain changes to a data center’s strategy or operations, including, but not limited to, modification of the data center’s energy curtailment approach, repricing or cancellation or existing customer hosting contracts, or hiring new personnel, to increase revenue, decrease costs, and/or strengthen data center operations.
As the given data centre owner may not always consent to certain changes recommended by USBTC, USBTC will not always have ultimate control over key decisions that drive the financial and operating performance of these data centers. If USBTC is unable to implement decisions required to operate these data centers profitably and effectively, it could negatively impact the revenue and profitability of its partners and harm the reputation of both its partners and USBTC. This could have a material adverse effect on USBTC’s business, financial condition, and results of operations.
Furthermore, if USBTC were to fail to meet the expectations of third party data owners for any reason within or beyond its control, its partners could cancel or decline to renew its contracts with USBTC. If USBTC were unable to offset lost revenue by securing new PMAs, it could have a material adverse effect on the company’s business, financial condition, and results of operations.
USBTC faces certain risks associated with its current joint venture and may face similar risks in the future by entering into other joint ventures, and the materialization of any of these risks may have a material adverse effect on the company’s business, financial condition, and results of operations.
Joint ventures inherently involve a lesser degree of control over business strategy and operations, thereby potentially increasing the financial, legal, operational, regulatory, and/or compliance risks associated with them, and require the diversion of financial and management resources from existing operations or alternative opportunities. USBTC may be dependent on partners, controlling shareholders, management, or other persons or entities who control the joint venture and who may have business interests, strategies, or goals that are inconsistent or competitive with those of USBTC. Furthermore, joint venture partners receive access to USBTC’s intellectual property and other resources, which introduces the risk of theft and/or exploitation.
For example, USBTC owns a 50% membership interest in a joint venture with one of the world’s largest renewable energy producers with respect to the Echo data center in King Mountain, Texas. Decision making control over the joint venture’s actions rests in a committee of four member managers, two from each Member of the joint venture (USBTC and its partner). If the member managers of USBTC and its joint venture partner are not aligned with respect to business interests, strategies, or goals, or if the member managers of USBTC and its joint venture partner cannot reach agreement in decision-making processes, there is a risk that USBTC may not be able to operate the King Mountain site optimally from a financial, legal, operational, regulatory, and/or compliance perspective. If this situation materializes, it may have a material adverse effect on the company’s business, financial condition, and results of operations.

Business decisions or other actions or omissions of the partners, controlling shareholders, management, or other persons or entities who control them may adversely affect the value of USBTC’s interest in the joint venture, result in litigation or regulatory action against USBTC, and may otherwise damage USBTC’s reputation and brand. USBTC’s ability to realize value from its joint ventures may be limited by applicable securities laws and regulations. If USBTC fails to address the foregoing risks or other problems encountered in connection with past or future joint ventures, new technologies, services, and other assets, it could have a material adverse effect on the company’s business, financial condition, and results of operations.
USBTC faces certain risks associated with its current indebtedness, and failure to service debt under contracted terms may have a material adverse effect on the company’s business, financial condition, and results of operations.
USBTC is subject to a number of risks associated with its indebtedness. USBTC must dedicate a portion of its cash flows from operations to pay debt service costs, and it therefore has less funds available for operations and other purposes. All else being equal, USBTC is more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in the industry and general economic conditions. If USBTC were to default under any of its existing credit facilities or if its creditors demand payment of a portion or all of its indebtedness, USBTC may not have sufficient funds to make such payments and/or it may result in the repossession of assets encumbered by its creditors.
For example, pursuant to USBTC’s loan agreement with Anchorage, USBTC and certain of its subsidiaries are obligated to repay the amount borrowed from Anchorage of approximately $49.0 million. In addition, pursuant to the loan agreement, the outstanding loan amount is secured by certain assets of USBTC and certain of its subsidiaries. In the event that USBTC and/or certain of its subsidiaries fail to pay the outstanding loan amounts or otherwise default under the loan agreement, Anchorage will be entitled to, amongst other remedies, (i) declare the outstanding loan amount immediately due and payable and/or (ii) enforce the rights granted to it pursuant to its security interests, including foreclosing upon the assets subject to the security interest. In addition, USBTC assumed a $96.8 member loan at a subsidiary level in connection with its King Mountain JV acquisition. While USBTC, as a parent entity, is not a guarantor under the loan, in the event that USBTC and/or its subsidiaries fail to pay the outstanding loan amounts or otherwise defaults under the loan, it may have a material adverse effect on USBTC’s business, financial condition and results of operations.
If USBTC is unable to increase the operating scale of its Alpha and Echo data centers as planned, the company will be required to find alternative options to increase the operating scale of its data center portfolio. If this scenario were to materialize and if USBTC was unsuccessful in its effort to expand its operating scale by other means, it may adversely affect your investment.
USBTC plans to increase the operating scale of its Alpha and Echo data centers by energizing additional miners at each site. The company faces several risks as it executes this plan, including, but not limited to, the risk that USBTC fails to secure regulatory approval and the risk that it is not prepared, for reasons within or beyond its control, to energize miners in a timely manner or at all upon their delivery. If USBTC is unable to successfully increase the operating scale of its Alpha and Echo data centers, and if the company were unsuccessful in its effort to expand its operating scale by other means, it may adversely affect your investment.
USBTC may face risks of Internet disruptions, which could have an adverse effect on the price of Bitcoin.
A disruption of the Internet may affect the use of Bitcoin and subsequently the value of USBTC’s securities. Generally, Bitcoin and USBTC’s business of mining digital assets is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of Bitcoin and USBTC’s ability to contribute computing power to pools that mine Bitcoin.
USBTC may become dependent on third-party brokers and direct suppliers to source some or all of its miners, and failure to properly manage these relationships, or the failure of these brokers or suppliers to perform as expected, could have a material adverse effect on USBTC’s business, prospects or operations.
While USBTC has historically purchased miners directly from miner manufacturers, it may in the future rely on third-party brokers or other suppliers to source some or all of its miners. USBTC cannot ensure that business interruptions will not occur as a result of the potential failure of these brokers or suppliers to perform as expected, for reasons including, but not limited to, the failure to secure acceptable or a sufficient number of miners for USBTC.
Like USBTC, many of USBTC’s industry peers have purchased mining equipment at scale in the past, which has at times resulted in a worldwide shortage of mining equipment and extended delivery schedules for new miner purchases. USBTC cannot ensure that miner manufacturers will be able to keep pace with potential increases in demand for mining equipment in the future. Furthermore, resource constraints or regulatory barriers could affect USBTC’s ability to purchase and secure miners. For example, China has experienced power shortages in the past, which at times led to business disruptions to certain of USBTC’s miner manufacturer suppliers. There is a possibility that certain miner manufacturers may relocate their manufacturing activities from China to other countries following the September 2021 regulatory blanket ban on digital asset mining and transactions in China. Such factors, including power outages and the relocation of manufacturing activities, could result in cancellations or delays and may negatively impact USBTC’s ability to receive mining equipment on a timely basis or at all.

In the past, increased demand for miners has also limited the supply of miners that brokers can source. USBTC cannot ensure that brokers, if engaged, or suppliers will continue to perform to USBTC’s satisfaction or under commercially attractive terms. Brokers or suppliers may also decline USBTC’s orders to fulfill orders from a competitor, which could harm USBTC’s competitive position. If USBTC’s brokers or suppliers were to not provide services according to USBTC’s needs or to become unable to produce and deliver the volume of miners required by USBTC, USBTC may not be able to find alternative means of purchasing and securing miners in a timely manner. Any delays, interruptions, or increased costs resulting from these dynamics could have a material adverse effect on USBTC’s business, prospects or operations.
USBTC may become involved in legal proceedings from time to time, which could adversely affect USBTC. USBTC cannot predict the outcome of any legal proceedings with respect to its current and past business activities.
From time to time, USBTC may be a party to legal and regulatory proceedings, including matters involving governmental agencies or regulators, entities with whom it does business and other proceedings, whether arising in the ordinary course of business or otherwise. USBTC evaluates its exposure to legal and regulatory proceedings and establishes reserves, if required, for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties and contingencies. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liabilities, or require USBTC to change its business practices. In addition, the expenses and liabilities of litigation and other proceedings, and the timing of these expenses from period to period, are difficult to estimate, subject to change, and could adversely affect USBTC’s business, financial condition and results of operations.
For example, USBTC, and its wholly-owned subsidiary, U.S. Data Technologies Ltd. were defendants in a lawsuit filed by the City of Niagara Falls and the Director of the Department of Code Enforcement of the City of Niagara Falls on November 17, 2022 (City of Niagara Falls, et al. v. U.S. Data Technologies Group Ltd., et al., index no. E178623/2022, Niagara County Supreme Court), pursuant to which the plaintiffs were seeking to enjoin USBTC’s digital asset mining operations in Niagara Falls on the basis of alleged non-compliance with, and absence of required permits under, Niagara Falls’ recently amended zoning ordinance. On December 1, 2022, the Niagara County Supreme Court issued a temporary restraining order directing USBTC to restrain from violating the law, continuing to mine digital assets, and engaging in business on the property. USBTC believed that the enactment of the recent amendment to the zoning ordinance was procedurally invalid and constitutionally unsound. In connection with the Niagara Falls Litigation, on April 7, 2023, USBTC entered into a settlement with the City of Niagara Falls, which settled all such claims underlying the Niagara Falls Litigation and terminated the temporary restraining order against USBTC. In connection with the Niagara Falls Settlement, USBTC was required to pay the City of Niagara Falls a $100,000 compliance fee as well as $180,000 of the city’s attorney’s fees incurred with the Niagara Falls Litigation. In addition, USBTC is subject to ongoing noise level restrictions, which if not complied with, could result in fines under the terms of the Niagara Falls Settlement. For more information regarding the Niagara Falls Settlement, see “Information about USBTC — Legal Proceedings”. Any violation of the noise restraints under the Niagara Falls Settlement may result in the accumulation of fines or the voluntary shutdown of the site’s operations, both of which would have a material adverse effect on USBTC’s business and results of operations.
In addition, responding to lawsuits brought against USBTC and governmental inquiries or legal actions that USBTC may initiate, can often be expensive and time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries could adversely affect USBTC’s business, results of operations or financial condition, and USBTC could incur substantial monetary liability and/or be required to change its business practices.
The properties included in USBTC’s mining and hosting network may experience damages, including damages that are not covered by insurance.
USBTC’s current mining and hosting operations in New York, Nebraska and Texas are, and any future mines USBTC establishes will be, subject to a variety of risks relating to physical condition and operation, including:
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the presence of construction or repair defects or other structural or building damage;

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any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

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any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

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and claims by employees and others for injuries sustained at USBTC properties.

For example, a mine could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures USBTC takes to protect against these risks may not be sufficient. Additionally, a mine could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage. USBTC’s insurance may cover all or a portion of the replacement cost of any lost or damaged miners, but does not cover any interruption of its mining activities; USBTC’s insurance therefore may not be adequate to cover the losses it suffers as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mines in its network, such mines may not be adequately repaired in a timely manner or at all and USBTC may lose some or all of the future revenues anticipated to be derived from such mines.

USBTC has previously identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect USBTC’s ability to report its results of operations and financial condition accurately and in a timely manner.
In connection with the preparation of USBTC’s consolidated financial statements as of June 30, 2022 and for the fiscal year ended June 30, 2022, management and its independent registered public accounting firm identified material weaknesses in internal controls over accounting for revenue related transactions, accounting for income taxes, accounting for equity method investments and accounting for complex transactions. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. USBTC’s management is responsible for the internal control over financial reporting of USBTC and is taking steps to address the material weaknesses, including:
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Expanding the accounting and finance functions of USBTC by hiring additional employees within the accounting and finance departments of the USBTC, which has already been initiated;

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The engagement of a third-party firm to assist USBTC in its income tax preparation process;

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The engagement of a third-party firm to assist USBTC in its equity accounting processes;

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The engagement of a third-party firm to assist USBTC for its complex revenue and other transactions;

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The implementation of additional, stronger controls relating to its revenue recognition and impairment process on a go forward basis; and

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The implementation of an oversight process where third-party firms are managed by senior team members and reliance on any third-party reports is reviewed and approved by authorized personnel at USBTC.

USBTC expects its remediation plan described above to be fully completed by December 31, 2023. USBTC has not incurred any material expenses to date with respect to its remediation plan, and it does not expect to incur any material additional costs through its completion. USBTC will also continue to expend the necessary resources, including accounting-related costs to significantly enhance management oversight. If any of these new or improved controls and systems do not perform as expected, USBTC may experience additional deficiencies in its controls.
There can be no assurance that other material weaknesses will not arise in the future. Any material weaknesses in USBTC’s internal control over financial reporting could cause New Hut to fail to meet its future reporting obligations or could result in material misstatements in its financial statements, which in turn could have an adverse effect on its financial condition. Any material weakness could also adversely affect the results of the periodic management evaluations and, to the extent New Hut is no longer an emerging growth company, the annual auditor attestation reports regarding the effectiveness of New Hut’s internal control over financial reporting that will be required under Section 404 of the Sarbanes-Oxley Act of 2002. Internal control deficiencies could also cause investors to lose confidence in the reported financial information which could have an adverse effect on the trading price of New Hut’s securities.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect USBTC’s current and projected business operations and financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
For example, the majority of USBTC’s cash is held in accounts at U.S. banking institutions. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation insurance limits. If such banking institutions were to fail, USBTC could lose all or a portion of those amounts held in excess of such insurance limitations. While the Federal Deposit Insurance Corporation took control of Silicon Valley Bank, on March 10, 2023, USBTC did not have any accounts with Silicon Valley Bank and therefore did not experience any specific risk of loss related to Silicon Valley Bank. The Federal Deposit Insurance Corporation also took control of Signature Bank on March 12, 2023. USBTC maintained certain operating accounts with Signature Bank prior to its closure and has since transferred all of its deposits previously held with the bank to other banking institutions. The Federal Reserve announced that account holders with Signature Bank would be made whole. However, as the Federal Deposit Insurance Corporation continues to address the situation with Silicon Valley Bank, Signature Bank and other banking institutions, the risk of loss in excess of insurance limitations and otherwise has increased across financial institutions. There is no guarantee that the U.S. Department of Treasury, Federal Deposit Insurance Corporation and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. Any loss that USBTC may experience in the future could have a material and adverse effect on USBTC’s ability to pay its operational expenses or make other payments, and may require USBTC to move its accounts to other banks, which could cause delays in making payments to its vendors and employees, among other counterparties, and cause other business and operational disruptions.
USBTC has completed a rescission offer of privately issued securities, with one offeree choosing to accept USBTC’s rescission offer to date (the “Rescission Offer”).
In July 2021, USBTC offered to repurchase 31,422 shares of Series A Preferred Stock of USBTC (the “Series A Shares”), 62,431 shares of common stock of USBTC sold during the USBTC’s “founder” round (the “Founder Common Shares”), 37,510 shares of common stock of

USBTC sold during the USBTC’s “seed” round (the “Seed Common Shares,” and together with the Founder Common Shares, the “Rescission Offer Common Shares,” and the Series A Shares, the “Rescission Shares”) and up to an aggregate principal amount of $5.87 million promissory notes outstanding plus applicable accrued interest outstanding (the “Promissory Notes,” and together with the Rescission Shares, the “Rescission Securities”). The Rescission Securities were originally purchased in private transactions by certain persons who are or were residents of California, Florida, Illinois, Maryland, Massachusetts, Pennsylvania, Nevada, New Jersey, New York, Texas, Virginia, Washington, Puerto Rico, Canada, the Cayman Islands, Hong Kong and the United Arab Emirates at the time such Rescission Securities were purchased.
Management of USBTC became aware that (i) court orders (the “SEC Orders”) against two of USBTC’s now-former stockholders, John Stetson and Mark Groussman, which, among other things, restrain and enjoin such stockholders from violating certain federal securities laws, may have precluded USBTC from relying on certain federal and state securities exemptions for the offerings since such stockholders may have been deemed “promoters” based on certain of their activities in one or more of the offerings, (ii) it is possible that payments made to certain persons may be deemed as a commission or finder’s fee in connection with one or more of the offerings and (iii) given the fact that proper notification and/or other provisions for an exemption may not have been complied with, the sale of certain Rescission Securities may not have been in compliance with state securities, “blue sky” or other applicable laws. Additionally, a current beneficial owner of securities of USBTC is a family member of a third defendant implicated in the SEC Order. It is possible the USBTC stockholder relationship with such individual could be subject to regulatory scrutiny and alleged by regulators as USBTC acting in concert with the bad actor defendants. Because of the aforementioned items, it is possible that the disclosure provided to subscribers in the aforementioned offerings was incomplete. As a result, USBTC elected to conduct the Rescission Offer. All equity previously held by Messrs. Stetson and Groussman and any of their family members and/or affiliates has been sold to other equity holders of USBTC, and USBTC has taken all other actions necessary as of August 2021 so that Messrs. Stetson and Groussman no longer have any involvement with USBTC.
The Rescission Offer remained open until the earlier of (i) the date on which USBTC received written responses from all offerees and (ii) 30 days after delivery of the Rescission Offer. As of the date of this Circular, the Rescission Offer has closed and only one holder of 126 Series A Shares elected to have USBTC redeem his investment and rescind his purchase of the Series A Shares. If all securityholders were to have accepted the Rescission Offer, USBTC would have been required to pay approximately $41.2 million in the aggregate. As of the date of this Circular, USBTC has voluntarily paid off the $5.87 million in Promissory Notes. USBTC has experienced significant negative cash flow from operations to date and may continue to experience significant negative cash flow in the future. While USBTC has experienced historical losses and liquidity issues, it had enough cash or cash equivalents to pay the one holder of Series A Shares. However, in the future, should additional holders of Rescission Securities seek to rescind their prior purchases or should the validity of the Rescission Offer be contested for any reason, USBTC may not have enough cash or cash equivalents to pay any holders of Rescission Securities who may claim they continue to have a right to rescind their purchase of Rescission Securities.
USBTC is subject to orders in three states, Massachusetts, Maryland and Virginia, and its failure to comply with federal and state securities laws and regulations in connection with the Rescission Offer could subject USBTC to additional enforcement actions, monetary fines and penalties, disqualifications under federal securities laws, and impair its ability to raise capital in the future.
USBTC is relying upon exemptions from the securities registration provisions of the federal and state securities laws and regulations in connection with the Rescission Offer. In relying upon such exemptions, USBTC has the burden of ensuring compliance with such laws for the Rescission Offer, including the applicable state anti-fraud provisions. As of the date of this Circular, USBTC has voluntarily disclosed the Rescission Offer and corresponded with the state securities regulators in the states of California, Maryland, New Jersey, Pennsylvania, Virginia, Massachusetts and Washington regarding the Rescission Offer and has been advised by all such states that no further actions are necessary. Given that USBTC believes that the Rescission Securities were exempt from registration under Section 4(a)(2) of the U.S. Securities Act, USBTC does not believe there were any violations of federal securities laws, and as such, has not notified any federal regulators regarding the Rescission Offer.
In connection with the Rescission Offer, the Commonwealth of Massachusetts, Office of the Secretary of the Commonwealth, Securities Division (the “Massachusetts Division”) issued a Consent Order, Docket No. E-2022-0011, on March 22, 2022 (the “Massachusetts Order”) in lieu of a hearing. The Massachusetts Order recited that the Massachusetts Division had conducted an investigation of USBTC pursuant to the Massachusetts Uniform Act, Mass. Gen. Laws c. 110A the (“Massachusetts Securities Act”) and the regulations promulgated thereunder (the “Massachusetts Regulations”), and reviewed self-reported allegations of alleged sales of unregistered securities of USBTC in the State of Massachusetts in potential violation of the Massachusetts Securities Act and Massachusetts Regulations which securities had not been determined to be exempt from registration requirements. As had been agreed by and consented to by USBTC, the Massachusetts Order, in summary, required USBTC to (i) permanently cease and desist from committing violations of the Massachusetts Securities Act; (ii) offer to rescind securities purchase transactions with five Massachusetts residents; (iii) submit the necessary paperwork and pay the necessary fees in order to register the sales to the Massachusetts residents with the Massachusetts Division; and (iv) pay an administrative fine in the amount of $1.0 million. With respect to the requirement to offer rescission, USBTC resent the Rescission Offer provided in July 2021, with additional Massachusetts-specific disclaimers, to the five Massachusetts residents, who collectively held 4,335 Series A Shares, in April 2022. The Massachusetts investors reconfirmed their declination of the offer to rescind. In April 2022, USBTC paid the $1.0 million administrative fine.
In connection with the Rescission Offer, USBTC entered into a Stipulation for Consent Order, Case No. 2021- 0127, on November 5, 2021 (the “Maryland Order”) in lieu of a hearing, following receipt of a Consent Order from the Maryland Securities Division of the Office of the Attorney General Division (the “Division”). The Maryland Order recited that the Commissioner had reviewed allegations that unregistered securities of USBTC were sold by USBTC in the State of Maryland in violation of Section 11-101 et seq. of the Maryland Securities Act, Md. Code Ann., Corps. And Ass’ns. (the “Maryland Securities Act”) which securities had not been determined to be exempt from registration requirements. As had been agreed by USBTC, the Maryland Order, in summary, required USBTC to offer to rescind securities purchase transactions with three Maryland residents, admit to the jurisdiction of the Division as to substance and entry of the Maryland Order, and comply with the provisions of the Maryland Securities Act in any and all such future Maryland offers and sales of securities. With respect to the requirement to offer rescission, USBTC resent the Rescission Offer provided in July 2021, with additional Maryland-specific disclaimers, to the three Maryland residents, who collectively held 1,876 Seed Shares and 126 Series A Shares, in November 2021. The Maryland investors reconfirmed their declination of the offer to rescind.
In connection with the Rescission Offer, USBTC entered into a Settlement Order, Case No. 2021-00029, on October 26, 2021 (the “Virginia Order”) in lieu of a hearing, following receipt and approval of the Settlement Order from the Commonwealth of Virginia, State Corporation Commission’s (the “Commission”) Division of Securities and Retail Franchising (Richmond) (the “Virginia Division”). The Virginia Order recited that the Virginia Division had conducted an investigation of USBTC pursuant to Section 13.1-518 of the Virginia Securities Act (the “Virginia Act”) and Section 13.1-501 et seq. of the Code of Virginia, and reviewed self- reported allegations of alleged sales of unregistered securities of USBTC in the State of Virginia in violation of Section 13.1-507 of the Virginia Act which securities had not been determined to be exempt from registration requirements. As had been agreed by and consented to by USBTC, the Virginia Order, in summary, required USBTC to (i) offer to rescind securities purchase transactions with four Virginia residents; (ii) pay to Virginia a monetary penalty and fees to defray the Division investigatory costs in the amounts of $5,000 and $1,000, respectively; (iii) admit to the jurisdiction and authority of the Commission as to substance and entry of the Virginia Order, and (iv) comply with the provisions of the Virginia Securities Act in any and all such future Virginia offers and sales of securities. With respect to the requirement to offer rescission, USBTC resent the Rescission Offer provided in July 2021, with additional Virginia- specific disclaimers, to the four Virginia residents, who collectively held 750 Founder Common Shares, 1,875 Seed Common Shares and 441 Series A Shares, in October 2021. The Virginia investors reconfirmed their declination of the offer to rescind.
If, for any reason, USBTC fails to comply with the applicable state securities exemptions, or has failed in the past to comply, it may, among other things, subject USBTC to both investigations and administrative actions by federal and/or state regulatory agencies, administrative fines and penalties, disqualifications from use of exemptions under federal securities laws, or actions for rescission or for damages. There is no guarantee that USBTC will not become subject to such actions in the future. Such actions, if commenced, could have a material adverse effect on USBTC’s ability to raise necessary capital in the future. While USBTC has always endeavored to fully comply with all such laws, there is no assurance that any non-compliance will not have a material adverse effect on USBTC.
USBTC may continue to have potential liability even after the Rescission Offer is complete.
USBTC issued the Rescission Securities which may not have been exempt from the registration or qualification requirements under the federal and state securities laws of certain states at the time of issuance. In order to address this issue, USBTC made the Rescission Offer to all holders of any outstanding Rescission Securities which may have been issued without an exemption from the registration and qualification requirements under applicable foreign, federal and state securities laws and USBTC has since received responses from all holders of Rescission Securities regarding the Rescission Offer. However, the Securities Act does not provide that a Rescission Offer will extinguish a holder’s right to rescind the purchase of a security that was not registered or exempt from the registration requirements under the U.S. Securities Act. Consequently, in the future, holders may choose to exercise their rescission rights. There is no guarantee that this will not happen, and, as such, USBTC may remain liable under the Securities Act for the purchase price of the Rescission Securities subject to the Rescission Offer.
USBTC’s Regulatory Related Risks
If USBTC were deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical or impossible for USBTC to continue its business as contemplated and could have a material adverse effect on its business, financial condition and results of operations.
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. USBTC does not believe that it is an “investment company,” as such term is defined in either of those sections of the Investment Company Act. USBTC intends to conduct its operations so that it will not be deemed an investment company.
USBTC believes that it is not engaged in the business of investing, reinvesting, or trading in securities, and USBTC does not hold itself out as being engaged in those activities. To date, the SEC staff have treated Bitcoin as a commodity, but it is possible that the SEC may deem Bitcoins and other digital assets an investment security in the future, although USBTC does not believe any of the Bitcoin it owns, acquires or mines are securities. As a result of USBTC’s investments and its digital asset mining activities, it is possible that the investment securities USBTC holds in the future could exceed 40% of its total assets, exclusive of U.S. government securities and cash items, particularly if such SEC treatment changes, and, accordingly, USBTC could determine that USBTC has become an inadvertent investment company under the second definition above. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions or exemptions under the Investment Company Act. One such exemption, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As of the date hereof, USBTC does not believe it is an inadvertent investment company. If USBTC does become an inadvertent investment company in the future, USBTC may take actions to cause the investment securities held by it to be less than 40% of its total assets, which may include acquiring assets with the cash and Bitcoin on hand or liquidating investment securities or Bitcoin or seeking a no-action letter from the SEC if USBTC is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Liquidating investment securities or Bitcoin could result in losses.
As the Rule 3a-2 exemption is available to a company no more than once every three years, and assuming no other exclusion or exemption is available to USBTC, USBTC would have to keep within the 40% limit for at least three years after it relies on Rule 3a-2 and subsequently cease being an inadvertent investment company. This may limit USBTC’s ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on USBTC’s earnings. In any event, USBTC does not intend to become an investment company engaged in the business of investing and trading securities.
Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming, expensive and restrictive and would require a restructuring of USBTC’s operations, and USBTC would be very constrained in the kind of business it could do as a registered investment company. Further, USBTC would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in USBTC incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on USBTC’s operations. Furthermore, USBTC’s classification as an investment company could adversely affect its ability to engage in future combinations, acquisitions or other transactions on a tax-free basis.
USBTC is subject to a highly-evolving regulatory landscape and any adverse changes to, or its failure to comply with, any laws and regulations could adversely affect its business, prospects or operations.
Bitcoin and other forms of digital assets have been the source of significant regulatory scrutiny in the United States and internationally. Bitcoin and other digital assets are viewed disparately across various regulatory and standards-setting organizations internationally, as well as in the United States at the federal and state levels. For example, the FATF and the IRS consider a digital asset as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency. The CFTC classifies Bitcoin as a commodity. The SEC has also publicly stated that it considers Bitcoin to be a commodity, but that some digital assets should be categorized as securities. How a digital asset is characterized by a regulator impacts the rules that apply to activities related to that digital asset.
As digital assets have grown in both popularity and market size, governments around the world have reacted differently. Certain governments have deemed digital assets illegal or have severely curtailed the use of digital assets by prohibiting the acceptance of payment in Bitcoin and other digital assets for consumer transactions and barring banking institutions from accepting deposits of digital assets. Other nations, however, allow digital assets to be used and traded without significant restrictions. In some jurisdictions, such as in the United States, digital assets are subject to regulatory requirements and considerations. For example, the SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws and have issued reports, orders, and statements that provide guidance on when a cryptocurrency may be a security for purposes of the U.S. federal securities laws. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this Circular, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin is the only digital asset that senior officials at the SEC have publicly stated is unlikely to be considered a security. If laws and regulations evolve or the SEC changes its position with respect to whether Bitcoin is regarded as a type of security, we may be subject to Investment Company Act and other regulations surrounding securities.
There is also a risk that relevant authorities in any jurisdiction may impose more onerous regulation on or scrutiny of Bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. Such changes could involve significant compliance or other costs, or otherwise have a material adverse impact on USBTC’s business model, operations, and financial performance. If the use of Bitcoin is made illegal in jurisdictions where Bitcoin is currently traded, the available market for Bitcoin may contract. For example, on September 24, 2021, the People’s Bank of China announced that all activities involving digital assets in mainland China are illegal, which corresponded with a significant decrease in the price of Bitcoin. If another government with considerable economic power were to ban digital assets or related activities, this could have further adverse impact on the price of Bitcoin.
Digital asset trading platforms may also be subject to increased regulation, and there is a risk that increased compliance costs are passed through to users, including USBTC, as it exchanges Bitcoin earned through its mining activities. There is a risk that a lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers, malware, or government- mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value and consequently have a material adverse impact on USBTC’s operations and financial performance. Note that although Bitcoin is not currently treated as a security by the SEC, the exchanges on which Bitcoin is traded typically provide trading services with respect to numerous other digital assets, some of which may be deemed to be securities by the SEC, and some of them are currently under investigation by the SEC and other regulators as well. If any of these exchanges are shut down due to regulatory action or have their activities significantly curtailed or otherwise modified, it could become more difficult for USBTC and other holders of Bitcoin to monetize holdings. This could also result in a decrease in the overall price of Bitcoin which could have a material adverse impact on USBTC’s operations and financial performance.
The SEC has recently proposed regulations which would require investment advisers (including fund managers of many funds) to custody all digital assets they hold on behalf of clients with “qualified custodians”. Because the majority of digital assets exchanges are not “qualified custodians,” and because these exchanges require users to prefund their trades (in effect requiring users to place digital assets in custody with them), it may be practically impossible for investment advisers to hold digital assets on behalf of their institutional clients or managed funds. The exit of institutional investors and funds from the market for Bitcoin could have a material adverse effect on the price of Bitcoin and thus on USBTC’s results of operations.
In the U.S., the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the CFTC, the SEC, FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market, in light of the FTX and other bankruptcies. Increasing regulation and regulatory scrutiny may result in new costs for USBTC and its management may have to devote increased time and attention to regulatory matters or change aspects of its business. Increased regulation may also result in limitations on the use cases of Bitcoin. In addition, regulatory developments may require USBTC to comply with certain regulatory regimes. For example, to the extent that USBTC’s activities cause it to be deemed a “money service business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act (“BSA”), USBTC may be required to comply with FinCEN regulations, including those that would mandate it to implement certain anti-money laundering programs, make certain reports to FinCEN and maintain certain records.
Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin that USBTC may be able to mine as well as the value of Bitcoin and, consequently, USBTC’s business, prospects, financial condition and operating results.
USBTC cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and materially and adversely impact USBTC’s business. If USBTC fails to comply with such additional regulatory and registration requirements, it may seek to cease certain of its operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on USBTC’s ability to pursue its business model at all, which could have a material adverse effect on its business, prospects or operations and potentially the value of any digital assets it holds or expect to acquire for its own account.
Blockchain technology may expose USBTC to sanctioned or blocked persons or may result in unintentional or inadvertent violations of sanctions, laws and regulations.
USBTC is subject to the rules enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), including prohibitions on conducting direct or indirect business with persons named on, or owned or controlled by persons named on, OFAC’s various sanctions lists, including the Specially Designated Nationals and Blocked Persons list. USBTC is also prohibited from direct or indirect dealings with persons located in, organized in, or nationals of, jurisdictions subject to U.S. embargos (as of today, Cuba, Iran, North Korea, Syria, and the Crimea region), and may be prohibited from dealing with persons in other jurisdictions subject to limited U.S. sanctions such as Venezuela and Russia. However, because of the pseudonymous nature of blockchain transactions, USBTC may inadvertently and without knowledge directly or indirectly engaging in transactions with or for the benefit of prohibited persons. OFAC sanctions violations are typically regarded as “strict liability” violations, meaning USBTC may be held responsible for transacting with prohibited parties even if USBTC has no knowledge that a particular counter party is a prohibited person under the OFAC sanctions regulations.
If it is determined that USBTC has transacted with prohibited persons, even inadvertently, this could result in reputational harm, the imposition of fines or penalties, and costs associated with governmental inquiries and investigations. All of the foregoing could be substantial.
The digital asset economy is novel and has little to no access to policymakers or lobbying organizations, which may harm USBTC’s ability to effectively react to proposed legislation and regulation of digital assets or digital asset platforms adverse to its business.
As digital assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of digital asset networks, users and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold digital assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by digital assets to users and investors. For instance, in July 2019, then-U.S. Treasury Secretary Steven Mnuchin stated that he had “very serious concerns” about digital assets. In recent months, members of Congress have made inquiries into the regulation of digital assets, and Gary Gensler, Chair of the SEC, has made public statements regarding increased regulatory oversight of digital assets. Outside the United States, several jurisdictions have banned so-called initial coin offerings, such as China and South Korea, while Canada, Singapore, Hong Kong, have opined that token offerings may constitute securities offerings subject to local securities regulations. In July 2019, the United Kingdom’s Financial Conduct Authority proposed rules to address harm to retail customers arising from the sale of derivatives and exchange-traded notes that reference certain types of digital assets, contending that they are “ill-suited” to retail investors due to extreme volatility, valuation challenges and association with financial crimes. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading, and in September 2021, Chinese regulators instituted a blanket ban on all digital asset mining and transactions, including overseas digital asset exchange services taking place in China, effectively making all digital asset-related activities illegal in China (the “China Ban”).
The digital asset economy is novel and has little to no access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential for digital assets for illicit usage may effect statutory and regulatory changes with minimal or discounted inputs from the digital asset economy. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways that harm the digital asset economy or digital asset platforms, which could adversely impact USBTC’s business.
Bitcoin’s and other digital assets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction is subject to a high degree of uncertainty and if USBTC is unable to properly characterize a digital asset, USBTC may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect USBTC’s business, operating results, and financial condition.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis. The SEC Staff has indicated that the determination of whether or not a digital asset is a security depends on the characteristics and use of that particular asset. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. However, the SEC and its staff have taken positions that certain digital assets are “securities” — often in the context of enforcement actions — and USBTC does not currently hold any digital assets for which the SEC or its staff has taken such a position. Prior public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form). Bitcoin is the only digital asset as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset and may evolve. Similarly, although the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation, or statement of the SEC and is not binding on the SEC. With the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin is the only digital asset that senior officials at the SEC have publicly stated is unlikely to be considered a security. To date, USBTC only holds Bitcoin which, as stated above, has not been treated as a “security” by the SEC. However, USBTC has implemented an analysis framework to assess whether any digital assets USBTC may hold in the future may be deemed to be a “security” in light of the guidance released to date by the SEC. USBTC’s analysis framework takes into account (i) U.S. federal securities laws, case law and other published guidance, (ii) available information and facts relating to the digital asset and (iii) USBTC’s deep understanding of the digital asset technologies it may choose to hold in the future. In addition, in conducting the legal analysis relating to whether a digital asset constitutes a “security” under the U.S. federal securities laws, USBTC requires that the analysis be performed in close consultation with subject-matter experts from functional areas of USBTC, such as operations, product, data, engineering and security, who can provide significant technical expertise, as well as external legal counsel. Although USBTC’s policies and procedures are intended to enable it to make risk-based assessments regarding the likelihood that a particular digital asset could be deemed a security under applicable laws, including federal securities laws, USBTC’s assessments are not definitive legal determinations or binding as to whether a particular digital asset is a security under such laws. Accordingly, regardless of USBTC’s conclusions, USBTC could be subject to legal or regulatory action in the event the SEC or a court were to determine that a digital asset supported by USBTC’s platform is a “security” under U.S. law.
In November 2022, FTX, a leading digital asset exchange filed for bankruptcy in the Bahamas and the United States which was followed by a criminal indictment against senior management, including the founder. These proceedings had a significant adverse impact on USBTC’s industry. In January 2023, the SEC sued two digital asset companies, Genesis Global Capital, LLC and Gemini Trust Company, LLC, for selling unregistered securities. The SEC’s complaint alleged that digital asset companies’ activities constituted an offer and sale of securities under applicable law and should have been registered with the SEC. Whether there will be additional legislation or regulation of digital assets is uncertain. While USBTC believes its holdings are not a security, USBTC cannot assure you that future legislation or regulation will not have an adverse effect upon USBTC.
To the extent that the SEC or a court determines that any digital assets USBTC holds, or chooses to hold in the future, are securities, that determination could prevent USBTC from continuing to hold or mine those digital assets. It could also result in regulatory enforcement penalties and financial losses in the event that USBTC has liability to its customers and needs to compensate them for any losses or damages. USBTC could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with securities registration requirements. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Moreover, the networks on which such digital assets are used might be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, any determination that Bitcoin or Ethereum is a security could draw negative publicity and cause a decline in the general acceptance of digital assets. Also, it would make it more difficult for Bitcoin or Ethereum, as applicable, to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities. Lastly, any determination that a digital asset USBTC holds, or chooses to hold in the future, is a “security” may require USBTC to register as an investment company under the Investment Company Act.
Certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities”. If Bitcoin or any other supported digital asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported digital asset. For instance, all transactions in such supported digital asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such supported digital asset to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities.
It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoin or other digital assets, participate in blockchains or utilize similar digital assets in one or more countries, which would adversely affect USBTC’s business operations.
Although currently digital assets generally are not regulated or are lightly regulated in most countries, countries such as China and Russia have taken harsh regulatory action to curb the use of digital assets and may continue to take regulatory action in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets or to exchange them for fiat currency. In 2021, China instituted the China Ban. In other nations, including Russia, it is illegal to accept payment in Bitcoin or other digital assets for consumer transactions, and banking institutions are barred from accepting deposits of Bitcoin. Such restrictions may adversely affect USBTC as the large-scale use of Bitcoin as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects, or operations and potentially the value of any Bitcoin USBTC mines or otherwise acquires or holds for its own account, ultimately harming investors.
USBTC’s business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements. USBTC is required to obtain, and to comply with, government permits and approvals.
USBTC’s business may be subject to extensive U.S. federal, state and local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause USBTC to incur significant additional costs or adversely impact USBTC’s ability to compete on favorable terms with competitors. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state or federal court.
The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and USBTC cannot predict the future design of the power markets or the ultimate effect that the changing regulatory environment will have on USBTC’s business. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, USBTC’s business, financial condition, results of operations and prospects could be negatively impacted.
USBTC may become subject to environmental laws and regulations that could increase its costs of doing business and adversely impact its business, financial condition and results of operations.
USBTC’s operations may be subject to federal, state and local laws and regulations governing air and water quality, hazardous and solid waste disposal and other environmental matters. One or more of these developments could adversely impact USBTC’s operations, increase USBTC’s environmental compliance costs and potentially reduce the extent of USBTC’s business, any of which could have a material adverse effect on USBTC’s business, results of operations and financial condition.
The regulatory and legislative developments related to climate change may materially adversely affect USBTC’s brand, reputation, business, results of operations and financial position.
A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the increasing focus on climate change and its potential impact, including from governmental bodies, interest groups and stakeholders. For example, the Paris Agreement became effective in November 2016, and signatories are required to submit their most recent emissions goals in the form of nationally determined contributions. Despite USBTC’s sustainability objectives in sourcing electricity from renewable energy sources, given the very significant amount of electrical power required to operate Bitcoin mining machines, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the Bitcoin mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on USBTC and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where USBTC operates or on electricity that USBTC purchases could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate Bitcoin mining machines, could in turn put USBTC facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact USBTC’s ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, USBTC cannot predict how legislation and regulation will affect USBTC’s financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by USBTC or other companies in the same industry could harm USBTC’s reputation. Any of the foregoing could have a material adverse effect on USBTC’s financial position, results of operations and cash flows.
USBTC’s cost of compliance with existing and new environmental laws could have a material adverse effect on USBTC.
USBTC is subject to extensive environmental regulation by governmental authorities, including the United States Environmental Protection Agency (“EPA”), and state environmental agencies and/or attorneys general. USBTC may incur significant additional costs beyond those currently contemplated to comply with these regulatory requirements. If USBTC fails to comply with these regulatory requirements, USBTC could be forced to reduce or discontinue operations or become subject to administrative, civil or criminal liabilities and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to USBTC or its facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements. Any of the foregoing could have a material adverse effect on USBTC.
The EPA has recently finalized or proposed several regulatory actions establishing new requirements for control of certain emissions from sources, including electricity generation facilities. While USBTC does not currently own any electricity generation facilities, in the future, the EPA may also propose and finalize additional regulatory actions that may adversely affect USBTC’s ability to cost-effectively develop new generation facilities. Future federal and/or state regulatory actions could require USBTC to install significant additional control equipment, resulting in potentially material costs of compliance for new power generation facilities USBTC may possibly pursue in the future, including capital expenditures, higher operating and fuel costs and potential production curtailments. These costs could have a material adverse effect on USBTC. USBTC may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals, if USBTC fails to obtain, maintain or comply with any such approval or if an approval is retroactively disallowed or adversely modified, the operation of future or current generation facilities could be stopped, disrupted, curtailed or modified or become subject to additional costs. Any such stoppage, disruption, curtailment, modification or additional costs could have a material adverse effect on USBTC.
In addition, USBTC may be responsible for any on-site liabilities associated with the environmental condition of facilities that USBTC has acquired, leased, developed or sold, regardless of when the liabilities arose and whether they are now known or unknown. In connection with certain acquisitions and sales of assets, USBTC may obtain, or be required to provide, indemnification against certain environmental liabilities. Another party could, depending on the circumstances, assert an environmental claim against USBTC or fail to meet its indemnification obligations to USBTC.
USBTC could be materially and adversely affected if currently proposed and/or new regulations are implemented or if new federal or state legislation or regulations are adopted to address global climate change, or if USBTC is subject to lawsuits for alleged damage to persons or property resulting from greenhouse gas (“GHG”) emissions.
There is attention and interest nationally and internationally about global climate change and how GHG emissions, such as CO2, contribute to global climate change. Over the last several years, the U.S. Congress and state and federal authorities have considered and debated several proposals intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon or GHG emissions, incentives for the development of low-carbon technology and federal renewable portfolio standards. A number of federal court cases have been filed in recent years asserting damage claims related to GHG emissions, and the results in those proceedings could establish adverse precedent that might apply to companies (including USBTC) that produce GHG emissions. USBTC could be materially and adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change or if USBTC are subject to lawsuits for alleged damage to persons or property resulting from GHG emissions.
USBTC’s Power Generation-Related Risks
USBTC’s financial performance may be impacted by price fluctuations in the power market, as well other market factors that are beyond USBTC’s control.
USBTC’s revenues, cost of doing business, results of operations and operating cash flows generally may be impacted by price fluctuations in the power market and other market factors beyond USBTC’s control. Market prices for power, capacity and other ancillary services are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets. Long- and short-term power prices may also fluctuate substantially due to other factors outside of USBTC’s control, including:

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changes in generation capacity in USBTC’s markets, including the addition of new supplies of power as a result of the development of new plants, expansion of existing plants, the continued operation of uneconomic power plants due to state subsidies, or additional transmission capacity;

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environmental regulations and legislation;

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electric supply disruptions, including plant outages and transmission disruptions;

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changes in power transmission infrastructure;

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fuel transportation capacity constraints or inefficiencies;

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changes in law, including judicial decisions;

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weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;

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changes in commodity prices and the supply of commodities, including but not limited to natural gas, coal and oil;

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changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;

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development of new fuels, new technologies and new forms of competition for the production of power;

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fuel price volatility;

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economic and political conditions;

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supply and demand for energy commodities;

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supply chain disruption of electrical components needed to transmit energy;

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availability of competitively priced alternative energy sources;

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ability to procure satisfactory levels of inventory; and

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changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power and prices could affect wholesale power generation profitability and cost of power for USBTC’s Bitcoin mining activities. While USBTC does not generate power for itself today, USBTC may choose to do so in the future. The above risks could apply to USBTC’s current or future energy procurement.
Global conflict, increasing tensions between the United States and Russia, and other effects of the ongoing conflict in Ukraine, could negatively impact USBTC’s business, results of operations, and financial condition.
Global conflict could increase costs and limit availability of energy and other resources USBTC depends upon for its business operations. For example, while USBTC does not operate in Russia or Ukraine, the increasing tensions between the United States and Russia and the other effects of the ongoing conflict in Ukraine have resulted in many broader economic impacts such as the United States imposing sanctions and bans against Russia and Russian products imported into the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for USBTC to conduct its mining operations. Further sanctions, bans or other economic actions in response to the ongoing conflict in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to USBTC’s supply chain, and/or a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact USBTC’s business, results of operations, and financial condition.
Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on USBTC’s Bitcoin mining activities, results of operations, cash flows and financial condition.
USBTC is subject to liability risks relating to the competitive power generation business and its operations. USBTC currently draws power from various power sources, which include the New York Independent System Operator (“NYISO”) grid and the Electric Reliability Council of Texas (“ERCOT”) grid. Those grids and any power plants or facilities that USBTC may acquire in the future require periodic maintenance and repair. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could result in reduced profitability.
USBTC cannot be certain of the level of capital expenditures that will be required due to changing environmental and safety laws (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on USBTC’s business, liquidity, financial condition and results of operations. If USBTC significantly modifies a unit, USBTC may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the federal Clean Air Act, as amended from time to time, which would likely result in substantial additional capital expenditures.

The conduct of USBTC’s physical and commercial operations subjects USBTC to many risks, including risks of potential physical injury, property damage or other financial liability, caused to, or by, employees, customers, contractors, vendors, contractual or financial counterparties and other third parties.
Natural or manmade events may cause the production of power to fall below USBTC’s expectations.
USBTC’s electricity demand depends upon its various power grids’ ability to maintain the working order of their power generation facilities. A natural or manmade disaster, severe weather such as snow and ice storms, or accident could adversely affect the ability of energy source and miners to operate or require USBTC to shut down its facilities, miners or related operations. To the extent USBTC experiences a prolonged interruption with respect to its power source or a transmission outage due to natural or manmade events, USBTC’s supply of electricity could materially decrease. USBTC may also incur significant repair and clean-up costs associated with these events. The effect of the failure of established power sources to operate as planned as described above could have a material adverse effect on USBTC’s business, financial condition and results of operations.
The grids that USBTC relies on for energy may not be able to operate as planned, which may increase USBTC’s expenses and decrease its revenues and have an adverse effect on USBTC’s business, financial condition and results of operations.
The operation of the grids USBTC relies on, including the NYISO and ERCOT grids, as well as USBTC’s information technology systems and other assets and conduct of other activities subjects USBTC to a variety of risks, including the breakdown or failure of equipment, accidents, security breaches, viruses or outages affecting information technology systems, labor disputes, obsolescence, delivery/ transportation problems and disruptions of fuel supply and performance below expected levels. These events may impact USBTC’s ability to conduct its businesses efficiently and lead to increased costs, expenses or losses. Planned and unplanned outages with respect to the power grids that USBTC relies on may require USBTC to purchase power at then-current market prices which could have a negative impact on the cost structure of USBTC’s Bitcoin mining operations.
USBTC may be required to obtain, and to comply with, government permits and approvals.
USBTC may be required to obtain, and to comply with, numerous permits and licenses from federal, state and local governmental agencies. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex and can sometimes result in the establishment of conditions that make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of USBTC’s operations.
USBTC’s inability to procure and comply with the permits and licenses that may be required for its operations, or the cost to us of such procurement or compliance, could have a material adverse effect on USBTC. In addition, new environmental legislation or regulations, if enacted, or changed interpretations of existing laws, may cause activities at USBTC’s facilities to need to be changed to avoid violating applicable laws and regulations or elicit claims that historical activities at USBTC’s facilities violated applicable laws and regulations. In addition to the possible imposition of fines in the case of any such violations, USBTC may be required to undertake significant capital investments and obtain additional operating permits or licenses, which could have a material adverse effect on USBTC. For example, USBTC entered into the Niagara Falls Settlement, which requires compliance with certain conditions in connection with its operations at its Alpha Site. Any noncompliance could result in fines under the Niagara Falls Settlement or other adverse consequences, such as further litigation or the shutdown of the site’s operations, which would have a material adverse effect on USBTC’s business, financial position and results of operations. See risk entitled “USBTC may become involved in legal proceedings from time to time, which could adversely affect USBTC. USBTC cannot predict the outcome of any legal proceedings with respect to its current and past business activities” above.
In addition, natural risks such as earthquake, flood, lightning, hurricane and wind, other human-made hazards, such as nuclear accidents, dam failure, gas or other explosions, mine area collapses, fire, structural collapse, machinery failure and other dangerous incidents are inherent risks in its operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant, equipment, and transmission lines, contamination of, or damage to, the environment and suspension of operations. Further, USBTC’s employees and contractors work in, and the general public may be exposed to, potentially dangerous environments at or near USBTC’s operations. As a result, employees, contractors, customers and the general public are at risk for serious injury, including loss of life.
USBTC’s Digital Asset Mining Related Risks
The open-source structure of the digital asset network protocol, including Bitcoin, means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in USBTC.
The Bitcoin network, for example, operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, Bitcoin is not represented by an official organization or authority. As the Bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer, Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network which USBTC is mining on may adversely affect an investment in USBTC.
Significant Bitcoin network contributors could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network, could adversely affect an investment in USBTC.
Significant Bitcoin network contributors could propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin, including the irreversibility of transactions and limitations on the mining of new Bitcoins. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the Bitcoin blockchain by increasing the size of blocks to accommodate a larger volume of transactions. Although some proponents support an increase, other market participants oppose an increase to the block size as it may deter miners from confirming transactions and concentrate power into a smaller group of miners. To the extent that a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that may adversely affect an investment in USBTC securities.
The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in USBTC.
Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. The use of digital assets to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs digital assets, including Bitcoin, based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of Bitcoin in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably.
Recent events in the industry, such as filing for and seeking protection of Chapter 11 proceedings by major market participants, may have significant impact on further development and acceptance of digital asset networks and digital assets as they exposed how unpredictable and turbulent the digital assets industry can be. Specifically, the Chapter 11 Bankruptcy filings of digital asset exchange FTX (including its affiliated hedge fund, Alameda Research LLC) significantly reduced confidence in the digital assets industry as it was one of the largest digital asset trading platforms. Furthermore, it also revealed potential systemic risks and industry contagion as a significant number of other major market participants were affected by FTX’s Chapter 11 filing — namely, among others, BlockFi, as one of the largest digital assets lending companies. Failure of key institutions in the digital asset industry highlights the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole.
The closure and temporary shutdown of major digital asset exchanges and trading platforms, such as FTX, due to fraud or business failure, has disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. Thus, the failures of key market participants and systemic contagion risk is expected to, as a consequence, invite stricter regulatory scrutiny. All this could have a negative impact on further development and acceptance of digital asset networks and digital assets, including Bitcoin. See risk entitled “USBTC is subject to a highly-evolving regulatory landscape and any adverse changes to, or its failure to comply with, any laws and regulations could adversely affect its business, prospects or operations” above.
Other factors that could affect further development and acceptance of digital asset networks and other digital assets include, but are not limited to:
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continued worldwide growth in the adoption and use of digital assets as a medium of exchange;

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governmental regulation of Bitcoin and its use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar digital asset systems;

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changes in consumer demographics and public tastes and preferences;

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the maintenance and development of the open-source software protocol of the network, including software updates and changes to network protocols that could introduce bugs or security risks;

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the increased consolidation of contributors to the Bitcoin blockchain through mining pools;

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the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

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the use of the networks supporting digital assets for developing smart contracts and distributed applications;

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general economic conditions and the regulatory environment relating to digital assets;

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environmental restrictions on the use of power to mine Bitcoin and a resulting decrease in global Bitcoin mining operations;

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an increase in Bitcoin transaction costs and a resultant reduction in the use of and demand for Bitcoin; and

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negative consumer sentiment and perception of Bitcoin specifically and digital assets generally.

The outcome of these factors could have negative effects on USBTC’s ability to continue as a going concern or to pursue its business strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations as well as potentially negative effect on the value of any Bitcoin USBTC mines or otherwise acquires or hold for its own account, which would harm investors in USBTC securities.
Although USBTC does not hold any Bitcoin for third parties, its business, financial condition, and results of operations may still be adversely affected by recent events beyond its control.
While USBTC does not hold any Bitcoin for third parties, its business, financial condition, and results of operations could be adversely affected by recent events beyond its control, including the fallout from the Chapter 11 Bankruptcy filings of FTX Trading Ltd., Three Arrows Capital, digital asset hosting provider Compute North LLC, Celsius Network LLC, Voyager Digital Ltd., BlockFi Inc., and Genesis Global Holdco, LLC. Most recently, in January 2023, Genesis Global Holdco, LLC filed for Chapter 11 bankruptcy. Genesis Global Holdco, LLC is owned by Digital Currency Group Inc., who also owns Foundry, one of USBTC’s mining pool operators, and Genesis Global Trading, Inc., one of USBTC’s digital asset brokers. At this time, USBTC believes that there are no material risks to its business arising from previous exposure to Genesis Global Holdco, LLC. USBTC sold approximately 1,822 Bitcoin to Genesis Global Holdco, LLC for the period from April 2022 to July 2022, for which USBTC has received all cash settled as part of those transactions.
In September 2022, Compute North filed for Chapter 11 bankruptcy. At the time, Compute North was hosting 500 machines owned by USBTC at one of its Texas facilities. The Texas facility was acquired by a third-party institutional investor that now hosts the 500 machines and also selected USBTC to operate the facility through a formal request-for-proposal process. The Texas facility is what USBTC now refers to as the Delta Site.
Other than Genesis Global Holdco, LLC and Compute North, USBTC (i) has no direct exposure to any digital asset entities that have recently filed for Chapter 11 bankruptcy; (ii) has no assets that may not be recovered due to these bankruptcies; and (iii) has no exposure to any other counterparties, customers, custodians or other digital asset market third parties known to USBTC to have (x) experienced material excessive redemptions, withdrawals or suspended redemptions or withdrawal of digital assets, (y) the digital assets of their customers unaccounted for, or (z) experienced material compliance failures. USBTC’s business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader digital asset industry.
USBTC’s reliance on a third-party mining pool service providers, Foundry Digital LLC, Ultimus and ViaBTC, for its mining revenue payouts may have a negative impact on its operations such as a result of cyber-attacks against the mining pool operator and/or USBTC’s limited recourse against the mining pool operator with respect to rewards paid to USBTC.
USBTC receives digital asset mining rewards from its mining activity through third-party mining pool operators, Foundry Digital LLC, Ultimus and ViaBTC. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. USBTC provides computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain. The pools then distribute USBTC’s pro-rata share of Bitcoin mined to USBTC based on the computing power USBTC contributes.
Under USBTC’s mining pool agreements with Foundry Digital LLC, Ultimus and ViaBTC, USBTC’s daily payout is calculated based on USBTC’s Hashrate contribution delivered to the pool in the applicable calculation period, after deducting the applicable pool fee, if any. USBTC’s pool fee in relation to these agreements is currently below 1.0% of its daily payout. In addition, pool participants will receive transaction fees as the mining pool solves blocks on a pro rata basis with respect to each pool participant’s Hashrate contributed. USBTC did not use the Ultimus pool prior to October 3, 2022, nor the Foundry pool prior to April 15, 2022.
Furthermore, USBTC may terminate these agreements and withdraw from the mining pool at any time at USBTC’s election by giving notice to the pool operators. Should one of USBTC’s pool operator’s systems suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact USBTC’s ability to mine and receive Bitcoin mining rewards. Furthermore, USBTC is dependent on the accuracy of the mining pool operators’ record keeping to accurately record the total processing power provided by USBTC and other mining pool participants to the pool for a given Bitcoin mining application in order to assess the proportion of that total processing power USBTC provided.
While USBTC has internal methods of tracking both its processing power provided and the total used by the pool, the mining pool operator uses its own recordkeeping to determine USBTC’s proportion of a given reward. USBTC has little means of recourse against mining pool operators if USBTC determines the proportion of the reward paid out to USBTC by the mining pool operator is incorrect, other than leaving the pool. If USBTC is unable to consistently obtain accurate proportionate rewards from its mining pool operators, USBTC may experience reduced reward for its efforts, which would have an adverse effect on USBTC’s business and operations.
Banks and financial institutions vary in the services they provide to businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.
Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citigroup, J. P. Morgan and BlackRock, allow customers to carry and invest in Bitcoin and other digital assets, the acceptance and use by banks of digital assets, including Bitcoin, varies.

However, a number of companies that provide Bitcoin or other digital asset-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. This risk may be further exacerbated in the current environment in light of several high-profile bankruptcies in the digital assets industry, as well as recent bank failures, which have disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. For example, certain banks have implemented enhanced know-your- customer and anti-money laundering requirements in connection with potential digital asset customers. These enhanced requirements may make it more difficult for digital asset-related companies to find banking or financial services.
Additionally, a number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to digital assets has been to exclude their use for ordinary consumer transactions. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading. In September 2021, Chinese regulators instituted the China Ban. However, in 2020, the Office of the Comptroller of the Currency of the U.S. Treasury Department announced that national banks and federal savings associations may provide digital asset custody services for customers. USBTC cannot accurately predict the level and scope of services that these institutions will offer to businesses engaging in Bitcoin or other digital asset related activities.
The usefulness of Bitcoin, the only digital asset USBTC currently mines, as a payment system and the public perception of Bitcoin could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other digital asset-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect its relationships with financial institutions and impede USBTC’s ability to convert Bitcoin to fiat currencies. Such factors could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and harm investors.
USBTC may face several risks due to disruptions in the digital asset markets, including but not limited to, financing risk, risk of increased losses or impairments in its investments or other assets, risks of legal proceedings and government investigations, reputational risk and risks from price declines or price volatility of digital assets.
In the second half of 2022 and beginning of 2023, some of the well-known digital asset market participants, including digital asset lenders Celsius Network LLC, Voyager Digital Ltd., Three Arrows Capital and Genesis Global Holdco, LLC, declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX Trading Ltd., the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX Trading Ltd. and its subsidiaries filed for bankruptcy. See risk entitled “Although USBTC does not hold any Bitcoin for third parties, its business, financial condition, and results of operations may still be adversely affected by recent events beyond its control” above.
In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to USBTC, its customers or on the digital asset industry as a whole.
Although USBTC does not believe its exposure to these entities has had a material effect on its business, the failure or insolvency of large exchanges like FTX may cause the price of Bitcoin to fall and decrease confidence in the ecosystem. Such market volatility and decrease in Bitcoin price have had a material and adverse effect on USBTC’s results of operations and financial condition and USBTC expects that its results of operations to continue to be affected by the Bitcoin price as the results of USBTC’s operations are significantly tied to the price of Bitcoin.
The impact of geopolitical and economic events on the supply and demand for digital assets, including Bitcoin, is uncertain and could lead to increased volatility.
Geopolitical crises may motivate large-scale purchases of Bitcoin and other digital assets, which could increase the price of Bitcoin and other digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of USBTC’s inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in generally uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in Bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.
How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to USBTC and investors in its common stock. Political or economic crises may motivate large-scale acquisitions or sales of Bitcoin either globally or impacted markets. Such events could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mine or otherwise acquires or holds for its own account.

Governmental actions may have a materially adverse effect on the digital asset mining industry as a whole, which would have an adverse effect on USBTC’s business and results of operations.
In April 2022, the New York State Assembly voted to approve a bill that would impose a two-year moratorium on issuing air permits to fossil fuel-based electric generating facilities that supply energy to digital asset mining facilities. In effect, this bill would impose a two-year hold on new proof-of-work digital asset mining facilities in New York that use behind-the-meter carbon-based fuel to power their operations or the renewal of permits issued to existing proof-of-work digital asset mining facilities (or their third party energy plant) that seek to increase their behind-the-meter carbon sourced energy. The bill still must be passed by the New York State Senate and signed by the Governor of New York and it is uncertain whether the bill will become law. USBTC does not operate any fossil fuel-based electric generation facilities, nor does it source its electricity from behind- the-meter carbon-based fuel, and would not be subject to the proposed moratorium. However, given the preliminary stage of the proposed bill, it is possible that future amendments or other legislation passed in New York State may have an effect on USBTC.
Because USBTC is unable to influence or predict future regulatory actions taken by governments in the United States, China or elsewhere, USBTC may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on its industry and, therefore, its business and results of operations. If further adverse regulatory action is taken by various governmental entities, USBTC’s business may suffer and investors in its securities may lose part or all of their investment.
USBTC may not be able to compete with other companies, some of whom have greater resources and experience.
USBTC may not be able to compete successfully against present or future competitors. USBTC does not have the resources to compete with larger providers of similar services at this time. The digital asset industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than USBTC does. Additionally, the number of Bitcoin and other digital asset mining companies has increased in recent years. With the limited resources USBTC has available, USBTC may experience great difficulties in expanding and improving its network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively priced energy, including energy providers themselves, could result in USBTC’s inability to secure acquisitions and partnerships that USBTC may need to expand its business in the future. This competition from other entities with greater resources, experience and reputations may result in USBTC’s failure to maintain or expand its business, as USBTC may never be able to successfully execute its business plan. If USBTC is unable to expand and remain competitive, its business could be negatively affected which would have an adverse effect on the trading price of its common stock, which would harm investors in USBTC.
Acceptance and/or widespread use of Bitcoin and other digital assets is uncertain.
Currently, there is a relatively limited use of any digital assets, with Bitcoin being the most utilized, in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in USBTC’s common stock. Banks and other established financial institutions may refuse to process funds for Bitcoin transactions, process wire transfers to or from Bitcoin exchanges, Bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in Bitcoin. Conversely, a significant portion of Bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines Bitcoin’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for Bitcoin as a medium of exchange and payment method may always be low.
The relative lack of acceptance of Bitcoin in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use Bitcoin to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of Bitcoin USBTC mines or otherwise acquires or holds for its own account.
The characteristics of digital assets have been, and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion and ransomware scams; if any of USBTC’s customers do so or are alleged to have done so, it could adversely affect USBTC.
Digital currencies and the digital currency industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of digital currency have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital currency transactions and encryption technology that anonymizes these transactions, that make digital currency particularly susceptible to use in illegal activity such as fraud, money laundering, tax evasion and ransomware scams. Two prominent examples of marketplaces that accepted digital currency payments for illegal activities include Silk Road, an online marketplace on the dark web that, among other things, facilitated the sale of illegal drugs and forged legal documents using digital currencies and AlphaBay, another darknet market that utilized digital currencies to hide the locations of its servers and identities of its users. Both of these marketplaces were investigated and closed by U.S. law enforcement authorities. U.S. regulators, including the SEC, Commodity Futures Trading Commission, and Federal Trade Commission, as well as non-U.S. regulators, have taken legal action against persons alleged to be engaged in Ponzi schemes and other fraudulent schemes involving digital currencies. In addition, the Federal Bureau of Investigation has noted the increasing use of digital currency in various ransomware scams.
While USBTC believes that its risk management and compliance framework, which includes thorough reviews it conducts as part of its due diligence process, is reasonably designed to detect any such illicit activities conducted by its potential or existing customers, USBTC cannot ensure that it will be able to detect any such illegal activity in all instances. Because the speed, irreversibility and anonymity of certain digital currency transactions make them more difficult to track, fraudulent transactions may be more likely to occur. USBTC, or its potential banking counterparties, may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for USBTC to detect and avoid such transactions in certain circumstances. If one of USBTC’s customers (or in the case of digital currency exchanges, their customers) were to engage in or be accused of engaging in illegal activities using digital currency, USBTC could be subject to various fines and sanctions, including limitations on its activities, which could also cause reputational damage and adversely affect its business, financial condition and results of operations.
The decentralized nature of digital asset systems may lead to slow or inadequate responses to crises, which may negatively affect USBTC’s business.
The decentralized nature of the governance of digital asset systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many digital asset systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the Bitcoin system leads to ineffective decision making that slows development and growth of Bitcoin, the value of USBTC’s securities may be adversely affected.
Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital asset.
Historically, a limited number of Bitcoin wallets held a significant portion of the Bitcoins in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Bitcoins, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. Similar or more concentrated levels of ownership may exist for other digital assets as well. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of Bitcoin and other digital assets.
USBTC’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in Bitcoin.
USBTC competes with other users and/or companies that are mining Bitcoin and other potential financial vehicles, including securities backed by or linked to Bitcoin through entities similar to USBTC. Market and financial conditions, and other conditions beyond USBTC’s control, may make it more attractive to invest in other financial vehicles, or to invest in Bitcoin directly, which could limit the market for its shares and reduce its liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to USBTC and impact USBTC’s ability to successfully pursue its strategy or operate at all, or to establish or maintain a public market for its securities. Such circumstances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on its business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquires or holds for its own account, and harm investors.
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. USBTC’s business utilizes presently existent digital ledgers and blockchains and USBTC could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect USBTC and its exposure to various blockchain technologies and prevent USBTC from realizing the anticipated profits from its investments. Such circumstances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquires or holds for its own account, and harm investors.
The loss or destruction of private keys required to access any digital assets held in custody for USBTC’s own account may be irreversible. If USBTC is unable to access its private keys or if USBTC experiences a hack or other data loss relating to its ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.
Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to USBTC’s hot wallet or cold storage containing digital assets held for its own account or for its customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, USBTC will be unable to access the digital assets held in the related wallet. Further, USBTC cannot provide assurance that its wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store USBTC’s customers’ digital assets could adversely affect USBTC’s ability to access or sell its digital assets, and subject USBTC to significant financial losses. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt USBTC’s brand and reputation, result in significant losses, and adversely impact its business. The total value of digital assets in USBTC’s possession and control is significantly greater than the total value of insurance coverage that would compensate USBTC in the event of theft or other loss of funds.
If USBTC or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to its Bitcoin, USBTC may lose some or all of its Bitcoin and its financial condition and results of operations could be materially adversely affected.
Security breaches and cyberattacks are of particular concern with respect to USBTC’s Bitcoin. Bitcoin and other blockchain-based digital assets have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of USBTC’s Bitcoin in a manner that may not be covered by insurance or indemnity provisions of the custody agreement with a custodian who holds USBTC’s Bitcoin. Such a loss could have a material adverse effect on USBTC’s financial condition and results of operations.
USBTC may be subject to additional various risks associated with holding digital assets held by custodians in custody for its own account.
USBTC safeguards and keeps its digital assets private by utilizing storage solutions provided by NYDIG Trust Company LLC, Fidelity Digital Asset Services, LLC, and Coinbase Global, Inc., which all require multi-factor authentication and use both cold and hot storage. In light of the significant amount of Bitcoin USBTC holds, USBTC continues to consider a greater degree of diversification in the use of custodial services as the extent of potential risk of loss is dependent, in part, on the degree of diversification. The insurance that covers losses of USBTC’s Bitcoin holdings covers only a small fraction of the value of the entirety of USBTC’s Bitcoin holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services USBTC has or that such coverage will cover losses with respect to USBTC’s Bitcoin.
In addition, USBTC believes that existing law and the terms and conditions of its contractual arrangements with its custodians would not result in the Bitcoin held by its custodians being considered part of the custodian’s bankruptcy estate were the custodian to file for bankruptcy. However, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts and, if USBTC’s custodially-held Bitcoin were, in the event of a bankruptcy of any of its custodians, nevertheless considered to be the property of a bankruptcy estate, the Bitcoin custodially-held on USBTC’s behalf could be subject to bankruptcy proceedings and USBTC could be treated as a general unsecured creditor of the custodian, inhibiting its ability to exercise ownership rights with respect to such Bitcoin. Any such outcome could have a material adverse effect on USBTC’s financial condition and the market price of its common stock.
The price of Bitcoin may be affected by the sale of Bitcoin by other vehicles investing in Bitcoin or tracking Bitcoin markets.
The global market for Bitcoin is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which Bitcoin is mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in Bitcoin or tracking Bitcoin markets form and come to represent a significant proportion of the demand for Bitcoin, large redemptions of the securities of those vehicles and the subsequent sale of Bitcoin by such vehicles could negatively affect Bitcoin prices and therefore affect the value of the Bitcoin inventory USBTC holds. Such events could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquires or holds for its own account.
There are risks related to technological obsolescence, the vulnerability of the global supply chain to Bitcoin hardware disruption, and difficulty in obtaining new hardware which may have a negative effect on USBTC’s business.
USBTC’s mining operations can only be successful and ultimately profitable if the costs of mining Bitcoin, including hardware and electricity costs, associated with mining Bitcoin are lower than the price of a Bitcoin. As USBTC’s mining facility operates, its miners experience ordinary wear and tear and general hardware breakdown, and may also face more significant malfunctions caused by a number of extraneous factors beyond USBTC’s control. The physical degradation of USBTC’s miners will require USBTC to, over time, replace those miners which are no longer functional. Additionally, as the technology evolves, USBTC may be required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that players in the mining equipment business adjust the prices of miners according to Bitcoin mining revenues, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, USBTC may obtain miners and other hardware from third parties at premium prices, to the extent they are available. In order to keep pace with technological advances and competition from other mining companies, it will be necessary to purchase new miners, which will eventually need to be repaired or replaced along with other equipment from time to time to stay competitive. This upgrading process requires substantial capital investment, and USBTC may face challenges in doing so on a timely and cost-effective basis. Also, because USBTC expects to depreciate all new miners, USBTC’s reported operating results will be negatively affected.
The global supply chain for Bitcoin miners is presently constrained due to unprecedented demand coupled with a global semiconductor (including microchip) shortage and further amplified due to the COVID-19 pandemic, with a significant portion of available miners being acquired by companies with substantial resources. Semiconductors are utilized in various devices and products and are a crucial component of miners; supply chain constraints coupled with increasing demand has led to increased pricing and limited availability for semiconductors. Prices for both new and older models of miners have been on the rise and these supply constraints are expected to continue for the foreseeable future.

China, a major supplier of Bitcoin miners, has seen a production slowdown as a result of COVID-19. Should similar outbreaks or other disruptions to the China-based global supply chain for Bitcoin hardware occur, USBTC may not be able to obtain adequate replacement parts for its existing miners or to obtain additional miners on a timely basis, if at all, or USBTC may only be able to acquire miners at premium prices. Such events could have a material adverse effect on USBTC’s ability to pursue its strategy, which could have a material adverse effect on its business and the value of its securities.
Moreover, USBTC may experience unanticipated disruptions to operations or other difficulties with its supply chain due to volatility in regional markets where its miners are sourced, particularly China and Taiwan, changes in the general macroeconomic outlook, political instability, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism, acts of war or natural disasters. For example, USBTC’s business operations may be adversely affected by the current and future political environment in China. China’s government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading. In September 2021, Chinese regulators instituted the China Ban. USBTC’s ability to source miners from China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs and other matters.
USBTC may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect its business.
Competitive conditions within the Bitcoin industry require that USBTC use sophisticated technology in the operation of its business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies USBTC currently utilizes, and USBTC may have to manage transitions to these new technologies to remain competitive. USBTC may not be successful, generally or relative to its competitors in the Bitcoin industry, in timely implementing new technology into its systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into its operations, USBTC may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that USBTC will recognize, in a timely manner or at all, the benefits that it may expect as a result of its implementing new technology into its operations. As a result, USBTC’s business and operations may suffer, and there may be adverse effects on the value of USBTC’s securities.
The Bitcoin reward for successfully uncovering a block will halve several times in the future and Bitcoin value may not adjust to compensate USBTC for the reduction in the rewards USBTC receives from its mining efforts.
Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the coin reward paid to miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of digital assets over a long period of time resulting in an ever smaller number of coins being mined. At a predetermined block, the mining reward is cut in half, hence the term “halving”. For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for Bitcoin happened on May 11, 2020 at block 630,000 and the reward reduced to 6.25. The next halving will likely occur in 2024. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. While the Bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue USBTC earns from its Bitcoin mining operations would see a corresponding decrease, which would have a material adverse effect on its business and operations.
USBTC’s future success will depend upon the value of Bitcoin and other digital assets; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings.
USBTC’s operating results will depend on the value of Bitcoin because it is the only digital asset it currently mines. Specifically, USBTC’s revenues from its Bitcoin mining operations are based on two factors: (1) the number of Bitcoin rewards USBTC successfully mines and (2) the value of Bitcoin. In addition, USBTC’s operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in USBTC’s statement of operations (i.e., USBTC measures Bitcoin for impairment daily using the lowest intra-day price as determined by USBTC’s principal market). This means that USBTC’s operating results will be subject to swings based upon increases or decreases in the value of Bitcoin. Further, USBTC’s current miners are principally utilized for mining Bitcoin and do not generally mine other digital assets, such as Ethereum, that are not mined utilizing the “SHA-256 algorithm”. If other digital assets were to achieve acceptance at the expense of Bitcoin causing the value of Bitcoin to decline, or if Bitcoin were to switch its proof of work encryption algorithm from SHA-256 to another algorithm for which USBTC’s miners are not specialized, or the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, USBTC’s operating results would be adversely affected, and there could be a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on its business, prospects or operations, and harm investors.
The market price of Bitcoin, which has historically been volatile and is impacted by a variety of factors (including those discussed herein), is determined primarily using data from various exchanges, over-the- counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of Bitcoin, or USBTC’s share price, inflating and making their market prices more volatile or creating “bubble” type risks for both Bitcoin and shares of USBTC’s securities.
Demand for Bitcoin is driven, in part, by its status as the most prominent and secure digital asset. It is possible that digital assets other than Bitcoin could have features that make them more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for Bitcoin, which could have a negative impact on the price of Bitcoin and adversely affect an investment in USBTC.
Bitcoin, as an asset, holds “first-to-market” advantages over other digital assets. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a digital asset’s network and its blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage.
Despite the marked first-mover advantage of the Bitcoin network over other digital asset networks, it is possible that another digital asset could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin network protocol that is not immediately addressed by the Bitcoin contributor community or a perceived advantage of an altcoin that includes features not incorporated into Bitcoin. If a digital asset obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce Bitcoin’s market share as well as other digital assets USBTC may become involved in and have a negative impact on the demand for, and price of, such digital assets and could adversely affect an investment in USBTC. It is possible that USBTC will mine alternative digital assets in the future, but USBTC may not have as much experience to date in comparison to USBTC’s experience mining Bitcoin, which may put USBTC at a competitive disadvantage.
Forks in a digital asset network may occur in the future which may affect the value of Bitcoin held by USBTC.
To the extent that a significant majority of users and miners on a digital asset network install software that changes the digital asset network or properties of a digital asset, including the irreversibility of transactions and limitations on the mining of new digital asset, the digital asset network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the digital asset network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the digital asset running in parallel, yet lacking interchangeability and necessitating exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset include: referring to the wishes of the core developers of a digital asset, blockchains with the greatest amount of hashing power contributed by miners or validators; or blockchains with the longest chain. A fork in the Bitcoin network could adversely affect an investment in USBTC securities or its ability to operate.
USBTC may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in its securities. If USBTC holds Bitcoin at the time of a hard fork into two digital assets, industry standards would dictate that USBTC would be expected to hold an equivalent amount of the old and new assets following the fork. However, USBTC may not be able, or it may not be practical, to secure or realize the economic benefit of the new asset for various reasons. For instance, USBTC may determine that there is no safe or practical way to custody the new asset, that trying to do so may pose an unacceptable risk to its holdings in the old asset, or that the costs of taking possession and/or maintaining ownership of the new digital asset exceed the benefits of owning the new digital asset. Additionally, laws, regulation or other factors may prevent us from benefiting from the new asset even if there is a safe and practical way to custody and secure the new asset.
If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in USBTC.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network, including the Bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such a malicious actor or botnet does not yield its majority control of the processing power or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in USBTC.
For example, in late May and early June 2014, a mining pool known as Ghash.io approached and, during a 24- to 48-hour period in early June may have exceeded, the threshold of 50% of the processing power on the Bitcoin network. To the extent that Ghash.io did exceed 50% of the processing power on the network, reports indicate that such threshold was surpassed for only a short period, and there are no reports of any malicious activity or control of the blockchain performed by Ghash.io. Furthermore, the processing power in the mining pool appears to have been redirected to other pools on a voluntary basis by participants in the Ghash.io pool, as had been done in prior instances when a mining pool exceeded 40% of the processing power on the Bitcoin network.
The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of digital asset transactions. To the extent that the digital assets ecosystems do not act to ensure greater decentralization of digital asset mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any digital asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact an investment in USBTC.
Digital assets, including those maintained by or for USBTC, may be exposed to cybersecurity threats and hacks.
As with any computer code generally, flaws in digital asset codes, including Bitcoin codes, may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite USBTC’s efforts and processes to prevent breaches, USBTC’s devices, as well as its miners, computer systems and those of third parties that it uses in its operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with USBTC miners and computer systems or those of third parties that USBTC uses in its operations. Such events could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin USBTC mines or otherwise acquires or holds for its own account.
If the Bitcoin reward for solving blocks and transaction fees is not sufficiently high, USBTC may not have an adequate incentive to continue mining and may cease mining operations, which will likely result in USBTC’s failure to achieve profitability.
As the number of Bitcoins awarded for solving a block in a blockchain decreases, USBTC’s ability to achieve profitability becomes more remote. Decreased use and demand for Bitcoin rewards may adversely affect USBTC’s incentive to expend processing power to solve blocks. If the award of Bitcoin rewards for solving blocks and transaction fees are not sufficiently high, USBTC may not have an adequate incentive to continue mining and may cease its mining operations. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects USBTC’s activities. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on USBTC’s ability to continue to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquires or holds for its own account.
Transactional fees may decrease demand for Bitcoin and prevent expansion that could adversely impact an investment in USBTC.
As the number of Bitcoin currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute to the Bitcoin network, the Bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment and existing users may be motivated to switch from Bitcoin to another digital asset or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin that could adversely impact an investment in USBTC securities. Decreased use and demand for Bitcoins that USBTC has accumulated may adversely affect their value and may adversely impact an investment in USBTC.
To the extent that the profit margins of Bitcoin mining operations are not sufficiently high, operators of Bitcoin mining operations are more likely to immediately sell Bitcoins earned by mining in the Bitcoin exchange market, resulting in a reduction in the price of Bitcoins that could adversely impact an investment in USBTC.
Bitcoin network mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power brought onto the Bitcoin network is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. As a result, professionalized mining operations are of a greater scale than prior Bitcoin network miners and have more defined, regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to more immediately sell Bitcoins earned from mining operations on a Bitcoin exchange market. The immediate selling of newly mined Bitcoins increases the supply of Bitcoins on the Bitcoin exchange markets, creating downward pressure on the price of Bitcoins.

The extent to which the value of Bitcoin mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined Bitcoin rapidly if it is operating at a low profit margin-and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold into the Bitcoin exchange market more rapidly, thereby potentially reducing Bitcoin prices. Lower Bitcoin prices could result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited capital reserves, creating a negative effect that may further reduce the price of Bitcoin until mining operations with higher operating costs become unprofitable and remove mining power from the Bitcoin network. The network effect of reduced profit margins resulting in greater sales of newly mined Bitcoin could result in a reduction in the price of Bitcoin that could adversely impact an investment in USBTC.
To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the Bitcoin blockchain until a block is solved by a miner that does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the Bitcoin network which could adversely impact an investment in USBTC.
To the extent that any miners cease to record transaction in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for or in addition to the award of new Bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the Bitcoin blockchain. Any systemic delays in the recording and confirmation of transactions on its blockchain could result in greater exposure to double-spending transactions and a loss of confidence in the Bitcoin network, which could adversely impact an investment in USBTC.
Because the number of Bitcoins awarded for solving a block in the Bitcoin network blockchain continually decreases, miners must invest in increasing processing power to maintain their yield of Bitcoins, which might make Bitcoin mining uneconomical for USBTC.
The award of new Bitcoin for solving blocks continually declines, so that Bitcoin miners must invest in increasing processing power in order to maintain or increase their yield of Bitcoin. If the pricing of Bitcoin were to decline significantly, there can be no assurance that USBTC would be able to recover its investment in the computer hardware and processing power required to upgrade its mining operations. There can, moreover, be no assurance that USBTC will have the resources to upgrade its processing power in order to maintain the continuing profitability of its mining operations. Also, the developers of the Bitcoin network or other programmers could propose amendments to the network’s protocols and software that, if accepted, might require USBTC to modify and increase its investment in its Bitcoin mining operations in order to maintain profitability. There can be no assurance, however, that USBTC will be able to do so.
USBTC’s digital assets may be subject to loss, damage, theft or restriction on access. Additionally, incorrect or fraudulent digital asset transactions may be irreversible.
There is a risk that part or all of USBTC’s digital assets could be lost, stolen or destroyed. Digital assets are stored in digital asset sites commonly referred to as “wallets” which may be accessed to exchange a holder’s digital assets. Access to USBTC’s Bitcoin assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which USBTC maintains a hosted wallet. Access to USBTC’s digital currency assets could also be restricted by cybercrime (such as a denial of service attack) against a service at which USBTC maintains a hosted hot wallet. A hot wallet refers to any digital currency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any digital currency wallet that is not connected to the Internet. Cold storage is generally more secure, but is not ideal for rapid or regular transactions. USBTC holds a portion of USBTC’s digital currencies in cold storage to reduce the risk of malfeasance, but this risk cannot be eliminated. USBTC believes that its digital assets will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal USBTC’s digital assets. Hackers or malicious actors may attempt to steal Bitcoins, such as by attacking the Bitcoin network source code, exchange miners, third-party platforms, storage locations or software, USBTC’s general computer systems or networks, or by other means. USBTC cannot guarantee that it will prevent loss, damage or theft, whether caused intentionally, accidentally or by act of God. Access to its digital assets could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). Any of these events may adversely affect USBTC’s operations and, consequently, an investment in USBTC.
Further, it is possible that, through computer or human error, theft or criminal action, USBTC’s digital assets could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, Bitcoin transactions are irrevocable, and stolen or incorrectly transferred digital assets may be irretrievable, and USBTC may have extremely limited or no effective means of recovering such Bitcoins. As a result, any incorrectly executed or fraudulent Bitcoin transactions could adversely affect USBTC’s business.
USBTC may temporarily store its Bitcoin on digital asset trading platforms which could subject its Bitcoin to the risk of loss or access, especially in light of recent developments and failures of major market participants.
In connection with USBTC’s treasury management processes, in preparing to sell Bitcoin, USBTC may temporarily store all or a portion of its Bitcoin on various digital asset trading platforms which requires it to rely on the security protocols of these trading platforms to safeguard its Bitcoin. While USBTC’s treasury management processes are designed to mitigate exposure to trading platforms by diversifying its use of custodians and trading platforms, no security system is perfect and trading platforms have been subject to hacks resulting in the loss of businesses’ and customers’ digital assets in the past. Such trading platforms may not be well capitalized and may not have adequate insurance necessary to cover any loss or may not compensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept USBTC’s Bitcoin when it transacts in or otherwise transfers its Bitcoin or while it is in the process of selling its Bitcoin via such trading platforms. An actual or perceived security breach or data security incident at the digital asset trading platforms with which USBTC has accounts could harm its ability to operate, result in loss of its assets, damage its reputation and negatively affect the market perception of USBTC’s effectiveness, all of which could adversely affect USBTC’s results of operation.
Furthermore, recent events related to FTX Trading Ltd. exposed risks of digital asset trading platforms and exchanges being undercapitalized and/or overexposed in liabilities to the extent that they cannot survive a sudden “bank run” or significant amount of withdrawal requests submitted at the same time by multiple customers. Specifically, FTX Trading Ltd., being one of the largest digital asset trading platforms and exchanges, recently had to file for and seek protection of Chapter 11 court proceedings after it was not able to fulfill a larger number of customer withdrawal requests made at the same time. The collapse of FTX Trading Ltd. also exposed potential industry contagion and systemic risks as its Chapter 11 filings had a fallout effect on a significant number of major market participants, namely BlockFi. A number of other digital assets companies have felt the pressure of FTX Trading Ltd.’s bankruptcy, raising questions of potential systemic risks and contagion of FTX Trading Ltd.’s Chapter 11 filings. See also risk entitled “The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in USBTC” above.
The failure of key institutions in the digital asset industry highlights the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole. If any such digital assets trading platform and exchange on which USBTC may store its Bitcoin experiences similar or same issues and is, therefore, forced to file for Chapter 11, USBTC will be exposed to significant loss of value of its Bitcoin stored on such digital assets trading platform and exchange.
The limited rights of legal recourse against USBTC, and USBTC’s lack of insurance protection, expose USBTC and its stockholders to the risk of loss of its digital assets for which no person is liable.
The digital assets held by us are not insured. Therefore, a loss may be suffered with respect to USBTC’s digital assets which is not covered by insurance and for which no person is liable in damages which could adversely affect USBTC’s operations and, consequently, an investment in USBTC.
Digital assets held by USBTC are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections.
USBTC does not hold its digital assets with a banking institution or a member of the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation and, therefore, USBTC’s digital assets are not subject to the protections enjoyed by depositors with Federal Deposit Insurance Corporation or Securities Investor Protection Corporation member institutions.
USBTC may not protect its proprietary technology effectively, which would allow competitors to duplicate its services and products. This would make it more difficult for USBTC to compete with them.
USBTC’s success and ability to compete in its markets depends, in part, upon its proprietary technology. USBTC intends to rely primarily on copyright, trade secret and trademark laws to protect its technology including the source code for its proprietary software, its documentation, and other proprietary information. USBTC cannot assure you that any patent applications it files will be granted or that if they are granted, they will be valid or enforceable. A third party might try to reverse engineer or otherwise obtain and use USBTC’s technology without USBTC’s permission, allowing competitors to duplicate USBTC’s products. USBTC cannot guarantee that others will not readily ascertain by proper means the proprietary technology used in or embodied by its products, services or technology or that others will not independently develop substantially equivalent products, services or technology or that USBTC can meaningfully protect the rights to unpatented products, services or technology. USBTC cannot guarantee that its agreements with its employees, consultants, advisors, sublicensees and strategic partners restricting the disclosure and use of trade secrets, inventions and confidential information relating to USBTC’s products, services or technology will provide meaningful protection. USBTC uses the US BITCOIN CORP. word mark and the logo consisting of a stylized letter “B” surrounded by two semi-circular lines and two dots in connection with its business and services, both of which are unregistered service marks of USBTC. USBTC has filed a U.S. service mark registration application for the US BITCOIN CORP. word mark with the United States Patent and Trademark Office, but the application has received an initial refusal to register the mark on the Principal Register based on the examiner’s position that the mark is merely descriptive of the services. It is uncertain whether the mark will be granted registration. In addition, the laws of some countries in which USBTC sells its services and products may not protect intellectual property rights to the same extent as the laws of the United States.
USBTC’s services and product features may infringe claims of third-party patents, which could adversely affect its business and profitability.
USBTC is aware some competitors pursue patent protection and at least one has asserted patents as an important part of its business strategy. The holders of rights under these patents might assert that USBTC is infringing their rights. USBTC cannot assure you that its products and services do not infringe on patents held by others or that they will not in the future. In addition, for example, on May 11, 2023, Lancium, LLC filed a lawsuit claiming USBTC infringed upon a number of its patents with respect to USBTC’s use of certain energy software and is seeking unspecified compensatory damages, treble damages and attorney’s fees and costs. USBTC believes the lawsuit is without merit and has strong defenses to Lancium, LLC’s claims and plans to defend itself vigorously. If any party asserts claims against USBTC, litigation may have a material adverse effect on USBTC even if USBTC successfully defends itself. Any claims against USBTC, with or without merit, would likely be time-consuming, requiring its management team to dedicate substantial time to addressing the issues presented. Furthermore, many of the parties bringing claims may have greater resources than USBTC does. In lieu of expensive intellectual property litigation, USBTC may seek one or more patent or other intellectual property licenses, but USBTC cannot assure you that it could secure a license on reasonable terms.
Intellectual property rights claims may adversely affect the operation of some or all digital asset networks.
Third parties may assert intellectual property claims relating to the holding and transfer of digital assets and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all digital asset networks’ long-term viability or the ability of end- users to hold and transfer digital assets may adversely affect an investment in USBTC. Additionally, a meritorious intellectual property claim could prevent us and other end-users from accessing some or all digital asset networks or holding or transferring their digital assets. As a result, an intellectual property claim against us or other large digital asset network participants could adversely affect an investment in USBTC.
There is a risk of additional Bitcoin mining capacity from competing Bitcoin miners, which would increase the total network hashrate and decrease its effective market share.
The barriers to entry for new Bitcoin miners are relatively low, which can give rise to additional capacity from competing Bitcoin miners. The Bitcoin protocol responds to increasing total hashrate by increasing the “difficulty” of Bitcoin mining. If this “difficulty” increases at a significantly higher rate, USBTC would need to increase its hashrate at the same rate in order to maintain market share and generate equivalent block rewards. A decrease in USBTC’s effective network hashrate market share would result in a reduction in USBTC’s share of block rewards and transaction fees, which could materially adversely affect its financial performance and financial position.
There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.
Digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.
These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The more lax a distributed ledger platform is about vetting issuers of digital assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect USBTC. Such circumstances could have a material adverse effect on USBTC’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on USBTC’s business, prospects or operations and potentially the value of any Bitcoin it mines or otherwise acquire or hold for its own account, and harm investors.
The Bitcoin exchanges on which Bitcoin trades are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other assets. In the event the Bitcoin exchanges representing a substantial portion of the volume in Bitcoin trading are involved in fraud or experience security failures or other operational issues, such Bitcoin exchanges’ failures may result in a reduction in the price of Bitcoin and can adversely affect an investment in USBTC.
Bitcoin exchanges on which the Bitcoins trade are new and, in most cases, largely unregulated. Furthermore, many Bitcoin exchanges (including several of the most prominent U.S. Dollar Denominated Bitcoin Exchanges) do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, Bitcoin exchanges, including prominent exchanges handling a significant portion of the volume of Bitcoin trading.
A number of Bitcoin exchanges have been closed due to fraud, failure or security breaches. In many of these instances, the customers of such Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller Bitcoin exchanges are less likely to have the infrastructure and capitalization that make larger Bitcoin exchanges more stable, larger Bitcoin exchanges are more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems). For example, in the second half of 2022 and beginning of 2023, each of Celsius Network LLC, Voyager Digital Ltd., Three Arrows Capital and Genesis Global Holdco, LLC, declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX Trading Ltd., the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX Trading Ltd. and its subsidiaries filed for bankruptcy.
In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX Trading Ltd. engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to USBTC, its customers or on the digital asset industry as a whole.
A lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the Bitcoin network and result in greater volatility in Bitcoin value. These potential consequences of a Bitcoin exchange’s failure could adversely affect an investment in USBTC.
Financial Statements and Management’s Discussion and Analysis
The following financial statements are attached as Schedule “R” of this Circular:
•
the unaudited consolidated balance sheets of USBTC and its subsidiaries as of March 31, 2023 and 2022 (restated) and the consolidated balance sheet data as of March 31, 2023 and the related notes to the financial statements; and

•
the audited consolidated balance sheets of USBTC and its subsidiaries as of June 30, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, and the related notes to the consolidated financial statements and the report of the independent registered public accounting firm thereon.

The following financial statements are attached as Schedule “S” of this Circular:
•
the unaudited consolidated balance sheets of TZRC as of September 30, 2022 the related consolidated statements of operations, members’ equity and cash flows for the three and nine months ended September 30, 2022, and the related notes to the financial statements; and

•
the audited consolidated balance sheets of TZRC as of December 31, 2021 the related consolidated statements of operations, members’ equity and cash flows for the period from November 24, 2021 (inception) through December 31, 2021, and the related notes to the financial statements and the report of the independent registered public accounting firm thereon.

The financial statements should be read in conjunction with the management’s discussion and analysis of financial condition and results of operation of USBTC attached as Schedule “T” to this Circular.
Executive and Director Compensation of USBTC
The following table shows the total compensation paid or accrued during years ended June 30, 2022 and 2023, to USBTC’s Chief Executive Officer and the two next most highly compensated USBTC executives (each a named executive officer, or “NEO”), each of whom earned more than $120,000 during the period presented, and was serving as an executive officer as of such date.
Name and Principal Position	Year Ended June 30,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Michael Ho, Chief Executive Officer	2022	—	—	2,976,127	—	2,102,790	5,078,917
	2023	—	—	272,717	—	250,000	622,717
Asher Genoot, President	2022	250,000	—	3,273,853	—	1,940,218	5,464,071
	2023	250,000	—	—	272,717	—	622,717
Joel Block, Chief Financial Officer	2022	200,000	—	—	587,400	—	787,400
	2023	300,000	—	—	38,480	—	338,480
Narrative Disclosure to Summary Compensation Table
Base Salary
Mr. Genoot received an annualized base salary of $250,000 for both periods. Mr. Block received an annualized base salary of $200,000 and $300,000 for the fiscal years ended June 30, 2022 and 2023, respectively.
Stock Awards
In connection with their services provided as executive officers of USBTC, Messrs. Ho and Genoot received certain grants of restricted stock during the period presented. The stock awards are described in further detail under the section titled “Equity Granted Under the 2021 Plan” of this Schedule “I”.

Option Awards
In connection with his employment as President, Mr. Genoot received a grant of 1,048,912 options to purchase USBTC common stock at an exercise price of $0.26 per share during the fiscal year ended June 30, 2023. In connection with his employment as Chief Financial Officer during fiscal year ended June 30, 2022, Mr. Block received a grant of 1,308 options to purchase USBTC common stock at an exercise price of $568.18 per share (327,000 options to purchase USBTC common stock at an exercise price of $2.27 following USBTC’s 250-to-1 stock split (the “USBTC Stock Split”) effectuated in September 2022). Effective January 5, 2023, the USBTC Board adjusted the exercise price of Mr. Block’s options to $0.26 to correspond to the fair market value of the USBTC common stock at such time. In addition, Mr. Block received a grant of 148,000 options to purchase USBTC common stock at an exercise price of $0.26 per share during the fiscal year ended June 30, 2023.
Other Compensation Elements
The amount under Other Compensation with respect to Mr. Ho includes the annual cash consideration of $250,000 due to Mr. Ho in exchange for his services as Chief Executive Officer pursuant to his consulting agreement for both periods. In addition, Mr. Ho received a cash payment of $1,852,790 for personal income taxes associated with the issuance of stock awards during the fiscal year ended June 30, 2022.
The amount under Other Compensation with respect to Mr. Genoot during the fiscal year ended June 30, 2022 includes a cash payment of $1,940,218 for personal income taxes associated with the issuing of stock awards.
Outstanding Equity Awards at June 30, 2023
The following table shows grants of stock options outstanding on the last day of the fiscal year ended June 30, 2023, to each of the executive officers named in the Summary Compensation Table.
	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Michael Ho, Chief Executive Officer	—	—	—	—	—	—
Asher Genoot, Chief Operating Officer	—	1,048,912	0.26	01/04/2033	—	—
Joel Block, Chief Financial Officer	327,000(1)	—	0.26	11/15/2031	—	—
		148,000(1)	0.26	01/04/2033	—	—

(1)
See section titled “Equity Granted Under the 2021 Plan” of this Schedule “I” for more details regarding these awards and the vesting of certain awards subsequent to June 30, 2023.

Employment Agreements
Michael Ho
Mr. Ho provides his services as USBTC’s Chief Executive Officer pursuant to a consulting agreement entered into with USBTC on January 15, 2021 (the “Ho Consulting Agreement”). Pursuant to the Ho Consulting Agreement, Mr. Ho received 6,250 shares of USBTC common stock (1,562,500 shares post Stock Split). On January 17, 2022, the Ho Consulting Agreement was amended (the “Ho Amendment”) to memorialize an additional component of Mr. Ho’s compensation package, which included an annual cash payment of $250,000 in exchange for his continued service as USBTC Chief Executive Officer.
Asher Genoot
USBTC has one formal employment agreement with a NEO, Mr. Genoot (the “Genoot Employment Agreement”). USBTC entered into the Genoot Employment Agreement on July 30, 2021. The Genoot Employment Agreement provides for a base salary of $250,000, an annual bonus in the sole discretion of the Board of Directors and his eligibility to receive awards under the USBTC equity incentive plan and to participate in USBTC benefit plans.
Prior to the Genoot Employment Agreement, Mr. Genoot was providing services to USBTC pursuant a consulting agreement entered into with USBTC on January 15, 2021. The compensation under the consulting agreement was comprised of 6,250 shares of USBTC common stock (1,562,500 post Stock Split), which has been granted to Mr. Genoot. The consulting agreement was terminated on September 29, 2021. Under the terms of the consulting agreement Mr. Genoot retains ownership of the shares which he received as his compensation.

Joel Block
On September 27, 2021 USBTC entered into an offer letter with one of its NEO’s, the Chief Financial Officer, Mr. Block (the “Block Offer Letter”). The Block Offer Letter provided for at will employment and sets forth an annual base salary of $200,000 and Mr. Block’s eligibility to participate in USBTC benefit plans. Subsequent to signing the Block Offer Letter, Mr. Block also entered into a non competition, non solicitation and confidentiality agreement. The Block Offer Letter also provided for an option grant of 654 options (163,500 post Stock Split) to Mr. Block to purchase USBTC common stock, subject to certain vesting criteria more fully described under the section titled “Equity Granted Under the 2021 Plan” of this Schedule “I”. The amount of options issued to Mr. Block was later amended to 1,308 options (327,000 options post Stock Split). Effective August 1, 2022, USBTC raised Mr. Block’s annual base salary to $300,000.
On February 5, 2023, Mr. Block entered into a letter agreement with USBTC which provides for severance benefits upon a qualifying termination of employment (by USBTC without cause or by the executive for good reason), including in connection with a change in control (which will occur upon the consummation of the Business Combination, although the severance benefits payable to the executive do not vary based upon whether or not the qualifying termination of employment is in connection with a change in control). Upon such a qualifying termination, the executive will generally be entitled (in addition to accrued compensation and expense reimbursement) to the following in connection with termination: (i) any bonus awarded in the year preceding the year of termination, if not yet paid, (ii) a pro-rata bonus, to the extent earned, for the year of termination, (iii) payment of base salary for a period of twelve months following the date of termination, equating to $300,000 (iv) certain benefit continuation entitlements and (v) the acceleration of any outstanding unvested USBTC equity awards held by Mr. Block.
Equity Compensation Plans and Other Benefit Plans
Long-Term Equity Incentives
In addition to base salary and annual incentive compensation, each named USBTC executive officer is provided long-term equity incentive compensation. The use of long-term equity incentives creates a link between executive compensation and the long-term performance of USBTC, thereby creating alignment between executive and stockholder interests.
2021 Plan
USBTC has adopted the U.S. Data Mining Group, Inc. 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan is designed to provide the USBTC Board and the compensation committee with flexibility in terms of the types of awards that can be granted and the underlying terms and conditions of such awards. The material terms of the 2021 Plan are summarized below.
Share Reserve.   The maximum aggregate number of shares of common stock that may be subject to awards, and that may be granted with respect to incentive stock options, under the 2021 Plan is 17,387,687 shares. If any shares subject to an award under the 2021 Plan are forfeited, if an award granted under the 2021 Plan expires or otherwise terminates without issuance of shares in whole or in part, or an award granted under the 2021 Plan is settled for cash or otherwise does not result in the issuance of all or a portion of the shares subject to the award, such shares shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again become available for grant under the 2021 Plan. Shares that are used to satisfy the exercise price of an option or the tax withholding obligation of an award and any shares covered by a stock-settled stock appreciation right or other award that were not issued upon the settlement of the award shall not again become available for issuance under the 2021 Plan.
Administration.   The USBTC Board currently administers the 2021 Plan. The 2021 Plan provides that the USBTC Board may delegate its authority to administer the plan, including the authority to grant awards, to a committee of one or more members of the USBTC Board, and that any such committee shall have the power to delegate to a subcommittee any of the administrative powers under the plan. The administrator may delegate its authority under the 2021 Plan to one or more officers of USBTC, other than with respect to awards made to individuals who are subject to Section 16 of the Exchange Act. Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, to accelerate the vesting and exercisability of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or revoke rules relating to administration of the 2021 Plan. The USBTC Board may at any time remove any committee or subcommittee as the administrator and revest in itself the authority to administer the 2021 Plan.
Eligible Participants.   Awards under the 2021 Plan may be granted to individuals who are then, or who are expected to become, USBTC officers, employees or consultants or the officers, employees or consultants of certain of USBTC subsidiaries. Such awards also may be granted to USBTC directors or individuals who are then expected to become USBTC directors. Only employees of USBTC or certain of USBTC subsidiaries may be granted incentive stock options (“ISOs”).
Awards.   The 2021 Plan provides that the administrator may grant or issue ISOs, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units (with or without dividend equivalents), deferred stock units (with or without dividend equivalents) and performance shares. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Change in Control.   In the event of a change in control, unless otherwise provided in an award agreement for awards granted prior to July 30, 2021 or to the extent provided in an award agreement for awards granted on or after July 30, 2021, options and stock appreciation rights shall become fully exercisable and restricted stock and restricted stock units shall become fully vested and performance shares shall vest based on performance to date as of the change in control or based on target performance. In the event of a change in control, the administrator may cancel outstanding awards and cause USBTC to pay to participants the value of such awards based upon the per share consideration to be paid in the change in control and may cause the forfeiture of options and stock appreciation rights with an exercise price that is greater than such per share consideration.
Adjustments of Awards.   In the event of any change in the outstanding common stock or capital structure of USBTC by reason of any stock dividend, extraordinary cash dividend, stock split, reverse stock split or extraordinary transaction such as a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization, the number of shares available for issuance under the 2021 Plan and individual awards then outstanding and terms thereof, including the exercise price of options and stock appreciation rights, will be equitably adjusted or substituted as to the number, price or kind of common stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of such awards.
Amendment and Termination.   The USBTC Board may terminate, amend or modify the 2021 Plan at any time and from time to time. However, USBTC must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). The administrator may amend the terms of any one or more awards, however, generally no amendment shall impair an award then outstanding unless the participant holding such award consents in writing to such amendment. No awards will be granted pursuant to the 2021 Plan after March 16, 2031.
Equity Granted under the 2021 Plan
To further align the interest of USBTC NEOs with USBTC stockholders and to further focus USBTC NEOs on the long-term performance of USBTC, USBTC granted the following equity awards to executive officers under the 2021 Plan. For the avoidance of confusion, the amount of the below grants have been adjusted to account for USBTC’s Stock Split.
Grants During the Period from December 4, 2020 (inception) through June 30, 2021
Restricted Stock
USBTC granted 4,492,750 shares each of restricted stock to Messrs. Ho and Genoot during the period from December 4, 2020 (inception) through June 30, 2021. The shares were granted in January and March, 2021 and were subject to vesting based on time and performance as follows:
•
1,562,500 on January 31, 2021;

•
488,500 upon the earlier of an initial public offering of USBTC securities or March 17, 2022;

•
488,500 shares vesting in equal monthly installments over 12 months starting March 17, 2023;

•
488,500 shares vesting in equal monthly installments over 12 months starting March 17, 2024;

•
244,250 shares vesting in equal monthly installments over 12 months starting March 17, 2025;

•
610,250 shares vesting upon USBTC achieving a valuation over $1,000,000,000;

•
610,250 shares vesting upon USBTC achieving a valuation over $2,000,000,000.

In December 2021, USBTC granted Mr. Ho and Mr. Genoot a cash payment for the purposes of enabling them to satisfy their personal income tax obligations in connection with the grants of common stock. Mr. Ho and Mr. Genoot each received approximately $1.9 million. Pursuant to the restricted stock agreements governing these grants, the vesting of any unvested restricted stock would accelerate upon an Acceleration Event (as defined in each restricted stock award). An Acceleration Event included Asher Genoot, Michael Ho and their respective immediate family members and any entity beneficially owned or controlled by any of them, directly or indirectly, ceasing to collectively have the power to elect either a majority of the members of the USBTC Board. In August 2022, upon the appointment of Ms. Wilkinson to the USBTC Board, Messrs. Ho and Genoot ceased to collectively have the power to elect a majority of the members of the USBTC Board, constituting an Acceleration Event under each restricted stock award. As a result, all such shares subject to these restricted stock grants have fully vested.
Grants During the Fiscal Year Ended June 30, 2022
Restricted Stock
USBTC granted 1,309,500 shares of restricted stock to Mr. Ho and 1,440,500 to Mr. Genoot on October 10, 2021. The shares are subject to vesting based on time and performance as follows:
•
Mr. Ho will receive 654,750 shares upon USBTC achieving 10,000 or more machines plugged in and securing purchase orders totaling 3 exahash of compute. This milestone was met, and these shares became vested.

•
Mr. Ho will receive 654,750 shares upon USBTC achieving 20,000 or more machines plugged in and securing purchase orders totaling 6 exahash of compute on or before December 31, 2022. This milestone was not met, but these shares vested in connection with the Acceleration Event mentioned above.

•
Mr. Genoot will receive 720,250 shares upon USBTC achieving 10,000 or more machines plugged in and securing purchase orders totaling 3 exahash of compute. This milestone was met, and these shares became vested.

•
Mr. Genoot will receive 720,250 shares upon USBTC achieving 20,000 or more machines plugged in and securing purchase orders totaling 6 exahash of compute on or before December 31, 2022. This milestone was not met, but these shares vested in connection with the Acceleration Event mentioned above.

Pursuant to the restricted stock agreements governing these grants, the vesting of any unvested restricted stock would accelerate upon an Acceleration Event (as defined in each restricted stock award). An Acceleration Event included Asher Genoot, Michael Ho and their respective immediate family members and any entity beneficially owned or controlled by any of them, directly or indirectly, ceasing to collectively have the power to elect either a majority of the members of the USBTC Board. In August 2022, upon the appointment of Ms. Wilkinson to the USBTC Board, Messrs. Ho and Genoot ceased to collectively have the power to elect a majority of the members of the USBTC Board, constituting an Acceleration Event under each restricted stock award. As a result, all such shares subject to these restricted stock grants have fully vested.
Options
In the fiscal year ended June 30, 2022, USBTC granted 327,000 options to purchase USBTC common stock to Mr. Joel Block, USBTC’s Chief Financial Officer, at an exercise price of $2.27 per share. 40,750 of these options vested on September 20, 2022. The remaining 286,250 of these options vest in 36 monthly equal installments starting October 20, 2022. Effective January 5, 2023, the USBTC Board adjusted the exercise price of Mr. Block’s options to $0.26 to correspond to the fair market value of the USBTC common stock at such time. Mr. Block’s outstanding unvested options are expected to become fully vested upon consummation of the Business Combination.
Grants During the Fiscal Year Ended June 30, 2023
Restricted Stock
USBTC granted 1,048,912 shares of restricted stock to Mr. Ho during the fiscal year ended June 30, 2023.
Mr. Ho and USBTC subsequently agreed to cancel these shares during the fiscal year ended June 30, 2023.
Options
In the fiscal year ended June 30, 2023, USBTC granted 1,048,912 options to purchase USBTC common stock to Mr. Asher Genoot, USBTC’s President, at an exercise price of $0.26 per share. The 1,048,912 options vest as follows: 25% on January 5, 2024 and the remaining ratably over 36 monthly installments starting February 5, 2024.
In the fiscal year ended June 30, 2023, USBTC granted 148,000 options to purchase USBTC common stock to Mr. Joel Block, USBTC’s Chief Financial Officer, at an exercise price of $0.26 per share. The 148,000 options vest as follows: 25% on January 5, 2024 and the remaining ratably over 36 monthly installments starting February 5, 2024. Mr. Block’s outstanding unvested options are expected to become fully vested upon consummation of the Business Combination.
Director Compensation
Michael Ho and Asher Genoot did not receive any additional compensation in connection with their role as USBTC directors.
Non-Employee Director Compensation
USBTC has not paid any non-employee directors in connection with their service as USBTC directors. However, below is summary of options to purchase USBTC common stock awarded to USBTC’s non- employee directors during the fiscal years ended June 30, 2023.
On January 5, 2023, Stanley O’Neal was granted 244,000 options to purchase USBTC common stock. The options vest over a four year period. 61,000 of the options vest on January 5, 2024, with the remainder vesting ratably on a monthly basis over the remaining 36 months.
On January 5, 2023, Mayo A. Shattuck III was granted 244,000 options to purchase USBTC common stock. The options vest over a four year period. 61,000 of the options vest on January 5, 2024, with the remainder vesting ratably on a monthly basis over the remaining 36 months.
On January 5, 2023, Amy Wilkinson was granted 244,000 options to purchase USBTC common stock. The options vest over a four year period. 61,000 of the options vest on January 5, 2024, with the remainder vesting ratably on a monthly basis over the remaining 36 months.
Certain Relationships, Related Party and Other Transactions of USBTC
The following is a description of transactions since the inception of USBTC in December 2020, to which USBTC has been a party, in which the amount involved exceeds $120,000, and in which any of USBTC’s directors, executive officers or holders of more than 5% of the voting securities outstanding of USBTC, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. USBTC refers to such transactions as “related party transactions” and such persons as “related parties”. With the approval of the USBTC Board, USBTC has engaged in the related party transactions described below. USBTC believes the terms obtained or consideration that USBTC paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unaffiliated third parties.
Secured Promissory Notes
For the period December 4, 2020 (inception) through January 5, 2021, USBTC entered into secured promissory notes with various existing investors of USBTC, including USBTC’s Chief Executive Officer and director, Michael Ho, a family member of Mr. Ho and a family member of USBTC’s President and director, Asher Genoot. Additionally, USBTC entered into secured promissory notes with Jonathan Honig, a former beneficial owner of more than 5% of the voting securities of USBTC at the time of the transaction, and an entity controlled by Jonathan Honig (collectively referred to as “Honig”), Erica Groussman, a former beneficial owner of more than 5% of the voting securities of USBTC at the time of the transaction (“Mrs. Groussman”) and an entity controlled by an immediate family member of Tara Stetson (the entity, together with Mrs. Stetson, collectively referred to as the “Stetsons”), a former beneficial owner of more than 5% of the voting securities of USBTC at the time of the transaction. The principal balances of the notes totaled approximately $5.9 million. Of the $5.9 million in notes, approximately an aggregate of $1.12 million of the notes were held by Mr. Ho and his family member, $0.1 million was held by Mr. Genoot’s family member, approximately $2.4 million was held by Honig, $0.25 million was held by Mrs. Groussman and $0.25 million was held by the Stetson Entity. As of the date of this Circular, the Groussmans (as defined below) and the Stetsons no longer own any voting securities of USBTC and Honig no longer beneficially owns more than 5% of USBTC’s voting securities. The notes accrue interest at a rate of 7% per annum and mature one year from the issuance date. Prior to USBTC’s entry into the agreements described in the following paragraph, repayment of the notes’ principal and accrued interest was originally scheduled to commence five months from the issuance date and was to be payable in arrears until the maturity date, at which time, all outstanding principal and accrued interest was to be due. USBTC used the proceeds from the secured promissory notes to pay the deposits for certain miners. The notes contain a security agreement which creates a lien and grants the noteholders a first priority security interest in the miners.
In March 2021, USBTC entered into agreements with several of its noteholders, including all the related parties disclosed above, which extended the maturity date of the secured promissory notes to June 30, 2022. The agreements also extended the commencement of the monthly repayment of the notes’ principal and accrued interest to January 23, 2022, payable in six consecutive monthly installments. The notes were classified on the consolidated balance sheet as of June 30, 2021 in accordance with the revised maturity dates following the execution of the March 2021 agreements. All of the promissory notes, including those issued to the related parties disclosed above, were paid off in full prior to December 31, 2021.
Equity Financings
The amount of shares disclosed below do not take into account a 250 to 1 stock split effectuated by USBTC subsequent to the below offerings.
Founder’s Round of Common Stock
In December 2020, USBTC sold an aggregate of 62,431 shares of USBTC common stock at a price of $5.00 per share for proceeds of approximately $0.3 million. 6,000 shares were sold to Anaya Capital Corp. (“Anaya”), which is controlled by Anna Kudrjasova, a beneficial owner of more than 5% of the voting securities of USBTC, in exchange for $30,000. 10,275 shares were sold to Michael Ho, Chief Executive Officer and a member of the USBTC Board, for $51,375. 1,575 shares were sold to Asher Genoot, President and a member of the USBTC Board, for $7,875. In addition, an additional 1,500 shares were sold to Mr. Genoot’s family members for an aggregate of $7,500. 9,375 shares were sold to Mrs. Groussman and an entity controlled by a family member of Mrs. Groussman (the entity, together with Mrs. Groussman, collectively referred to as the “Groussmans”) in exchange for $46,875. 9,375 shares were sold to the Stetsons in exchange for $46,875. 16,380 shares were sold to Honig in exchange for $81,900.
Seed Round of Common Stock
In December 2020, USBTC sold an aggregate of 37,510 shares of USBTC common stock at a price of $266.67 per share for proceeds of approximately $10 million. 3,942 shares were sold to Anaya in exchange for approximately $1.1 million. 375 shares were sold to Asher Genoot, President and a member of the USBTC Board, for approximately $0.1 million. 837 shares were sold to Avara Management Ltd. (“Avara”) in a secondary sale, which is ultimately controlled by Germano Giuliani, a beneficial owner of more than 5% of the voting securities of USBTC, in exchange for approximately $0.2 million. 2,813 shares were sold to Honig in exchange for approximately $0.8 million.
Sale of Series A Preferred Stock
In March 2021, USBTC sold an aggregate of 31,422 shares of USBTC Series A Preferred Stock at a price of approximately $795.59 per share for proceeds of approximately $25 million. 20,111 shares were sold to JHS, an entity controlled by Jordan Levy, a beneficial owner of more than 5% of USBTC’s voting securities, in exchange for approximately $16 million. JHS has had a Board nominee right for the Board since the date of its investment but that will terminate upon the consummation of the Business Combination. Of the 20,111 shares sold to JHS, 628 shares are controlled by Avara, which is ultimately controlled by Germano Giuliani, an additional beneficial owner of more than 5% of USBTC voting securities. 32 shares were sold to Matthew Prusak, USBTC’s Chief Commercial Development Officer, in exchange for approximately $25,470. 126 shares were sold to Bubs, LLC, which is ultimately controlled by Joel Block, USBTC’s Chief Financial Officer, for approximately $0.1 million.
Sales of Series B Preferred Stock
From August 2021 through October 2021, USBTC issued an aggregate of 40,000 shares of USBTC Series B Preferred Stock to 70 investors at a purchase price of $1,530.06 per share, for aggregate consideration of approximately $61.2 million. 16,339 shares were sold to NOGRA, which is controlled by Germano Giuliani, a beneficial owner of more than 5% of the voting securities of USBTC, in exchange for approximately $25 million. 73 shares were sold to Mayo A. Shattuck, a director of USBTC, in exchange for approximately $0.1 million.
Agreements with Stockholders
Levy Consulting Agreement
In March 2021, USBTC entered into a strategic advisor consulting agreement (the “Levy Consulting Agreement”) with Jordan Levy, board observer and a beneficial owner of more than 5% of the voting securities of USBTC. Pursuant to the Levy Consulting Agreement, Mr. Levy serves as a strategic advisor to USBTC (the “Services”). In exchange for Mr. Levy’s Services, Mr. Levy received initial compensation of 4,809 shares of USBTC’s common stock valued at $273.81 per share, for an aggregate of approximately $1.3 million at the time of the issuance. The Levy Consulting Agreement has an initial term of one year and may be extended by written agreement between USBTC and Mr. Levy. In October 2021, in recognition of continued Services provided by Mr. Levy, USBTC granted 1,703 shares of common stock valued at $568.18 per share, for an aggregate of approximately $1.0 million at the time of the issuance (the “Levy Restricted Stock”) to Mr. Levy. 25% of the Levy Restricted Stock vested on the first anniversary of the grant date and the remainder of the Levy Restricted Stock vests in equal monthly installments thereafter. Vesting of the Levy Restricted Stock is subject to Mr. Levy’s continued service as consultant pursuant to the Levy Consulting Agreement. In addition, USBTC paid Mr. Levy a cash payment of approximately $0.8 million for purposes of enabling Mr. Levy to satisfy his tax obligations in connection with the grants of common stock.
Groussman Consulting Agreement
In March 2021, USBTC entered into a consulting agreement (the “Groussman Consulting Agreement”) with Mrs. Groussman. Pursuant to the Groussman Consulting Agreement, Mrs. Groussman was expected to serve as a strategic consultant to USBTC and introduce potential business opportunities to USBTC. In exchange for services to be provided under the Groussman Consulting Agreement, Mrs. Groussman received initial compensation of 1,000 shares of USBTC’s common stock valued at $273.81 per share, for an aggregate of approximately $0.3 million at the time of the issuance. In July 2021, USBTC and Mrs. Groussman terminated the Groussman Consulting Agreement given the services under the Groussman Consulting Agreement had not been performed and Mrs. Groussman forfeited the equity compensation received under the Groussman Consulting Agreement.
Anaya Consulting Agreement
In December 2020, USBTC entered into a consulting agreement (the “Anaya Consulting Agreement”) with Anaya. Pursuant to the Anaya Consulting Agreement, Anaya was expected to serve as a strategic consultant to USBTC and introduce potential business opportunities to USBTC. In exchange for services to be provided under the Anaya Consulting Agreement, Anaya was entitled to initial compensation of 4,500 shares of USBTC’s common stock and an additional 8,250 shares of USBTC’s restricted common stock, which vested in January 2021. The shares were valued at $5.00 per share, for an aggregate of $63,750 at the time the Anaya Consulting Agreement was executed. In October 2021, USBTC and Anaya terminated the Anaya Consulting Agreement given the services under the Anaya Consulting Agreement had not been performed and Anaya forfeited its right to the equity compensation it was entitled to under the Anaya Consulting Agreement.
Amended and Restated Investors’ Rights Agreement
USBTC and certain investors (the “Series A Investors”) entered into an Investors’ Rights Agreement (the “Original IRA”) in March 2021 in connection with such investors initial investment in USBTC. In connection with and as partial consideration for certain additional investors (the “Series B Investors”) entering into subscription agreements with USBTC to purchase shares of Series B Preferred Stock, the Series B Investors along with the Series A Investors, desired to amend and restate the Original IRA and enter into an Amended and Restated Investors’ Rights Agreement in August 2021 (the “A&R IRA”). Series B-1 investors who previously were not existing stockholders joined the A&R IRA in connection with their investment in USBTC. The A&R IRA provides for, among other things, certain rights relating to the registration of such holders’ common stock, including shares issuable upon conversion of preferred stock, the right to receive certain information from USBTC, and a right of first offer with respect to any proposed offer or sale by USBTC of any new securities. The A&R IRA, including the registration rights granted thereunder, shall terminate immediately prior to the consummation of the Business Combination.
Stockholders Agreement
In August 2021, USBTC entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) by and among USBTC and certain of its stockholders, with other stockholders joining the Stockholders’ Agreement thereafter from time to time upon their investment in USBTC. The

Stockholders’ Agreement contains restrictions on stockholders’ ability to transfer shares of USBTC. In addition, the Stockholders’ Agreement contains a customary drag-along right provision should USBTC or certain stockholders approve the sale of USBTC. Further, pursuant to the Stockholders’ Agreement, each stockholder agrees to vote, or cause to be voted, all shares owned by such stockholder, or over which such stockholder has voting control, in whatever manner necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the USBTC Board: (a) as the Common Directors (as defined therein), three individuals designated by Michael Ho, Chief Executive Officer, subject to the approval of the JHS Designee (as defined below), who as the date of this Circular, are Michael Ho, Asher Genoot and Jonathan Koch, (b) as the Series A Preferred Director (as defined therein), one individual designated from time to time by JHS Bitcoin Mining LLC (the “JHS Designee”) for so long as JHS Bitcoin Mining LLC continues to beneficially own shares of preferred stock, which individual was initially determined to be and as of the date of this circular still is, Stanley O’Neal; and (c) as the Mutual Director (as defined therein), one individual not otherwise an affiliate of USBTC or of any stockholder who is unanimously approved by the other members of the USBTC Board. Pursuant to a subsequent letter agreement among USBTC, Michael Ho and NOGRA described below, one of Michael Ho’s three Common Director designees shall be designated by NOGRA. The Stockholders’ Agreement, including the provisions regarding USBTC Board composition, shall terminate immediately prior to the consummation of this Business Combination.
Letter Agreement
Contemporaneous with NOGRA’s investment in USBTC’s Series B Preferred Stock, NOGRA, USBTC and Michael Ho, in his role as Chief Executive Officer, entered into a letter agreement (the “Letter Agreement”) granting certain rights to NOGRA. Pursuant to the Letter Agreement, USBTC and Michael Ho agreed that one of the three Common Directors (as defined in the Stockholders’ Agreement) designations shall be a designee selected by NOGRA (the “NOGRA Common Director”) and will be elected as one of the directors of USBTC. The Letter Agreement shall terminate upon consummation of this Business Combination, at which time the obligation to nominate and elect the NOGRA Common Director will terminate.
Management Rights Letter Agreement
Contemporaneous with JHS’s investment in the USBTC’s Series A Preferred Stock, JHS and USBTC entered into a management rights letter agreement (the “Management Rights Letter Agreement”) granting certain rights to JHS. Pursuant to the Management Rights Letter Agreement, JHS is entitled to examine the books and records of USBTC, inspect its facilities and may request financial information regarding the general status of USBTC’s financial conditions and operations. In addition, to the extent JHS is not represented on USBTC’s Board, JHS shall be entitled to (i) consult with, advise, and meet regularly with management of USBTC on significant business issues, such as proposed annual operating plans, and (ii) additional access to information to remain informed on USBTC’s general progression. JHS is currently represented on the Board by virtue of the JHS Designee (as defined above). The Management Rights Letter Agreement will terminate upon consummation of the Business Combination.
Right of First Refusal Agreement
Contemporaneous with JHS’s investment in the USBTC’s Series A Preferred Stock, JHS, USBTC, Michael Ho and Asher Genoot entered into a right of first refusal agreement (the “ROFR Agreement”) granting certain rights to USBTC and JHS. Pursuant to the ROFR Agreement, the USBTC maintains a right of first refusal with respect to any proposed transfer of USBTC securities by Mr. Ho and/or Mr. Genoot (the “Primary ROFR”). To the extent USBTC does not exercise its right of first refusal or only exercises it in part, JHS maintains a secondary right of first refusal with respect to any such securities (the “Secondary ROFR”). As described below, in connection with the Merger Consent Approval Transfer, neither USBTC nor JHS exercised its right of first refusal under the ROFR Agreement. The ROFR Agreement will terminate upon consummation of the Business Combination.
The Merger Consent Approval Transfer
Pursuant to the USBTC Articles, USBTC must obtain the USBTC Stockholder Approval in connection with the Merger. As disclosed above, the USBTC Board determined that the Merger and the other transactions contemplated by the Merger are advisable and are fair and in the best interests of USBTC and the USBTC stockholders.
In connection with USBTC’s potential execution of the Business Combination Agreement, it was necessary to have Jordan Levy and Germano, along with all other shareholders that they beneficially control, which includes JHS and MGG Strategic SICAF SIF and collectively represents 18.2% of USBTC’s outstanding voting power as of July 10, 2023, enter into the USBTC Stockholder Support Agreement.
The USBTC Board discussed various alternatives that were proposed by JHS and Germano that would secure their entry into the USBTC Stockholder Support Agreement (which agreements are necessary for the Merger to proceed), and ultimately, in consideration for Germano’s and JHS’s agreement to enter into the USBTC Stockholder Support Agreement, Asher Genoot and Michael Ho, in their capacity as USBTC stockholders, agreed to transfer (the “Merger Consent Approval Transfer”) an aggregate of the lesser of (i) 2,289,305 shares of USBTC common stock and (ii) the number of shares of USBTC that is a product of a formula based on the volume-weighted average price of Hut 8 common shares for a period of twenty trading days following the announcement of the entry into the Business Combination Agreement (the “Merger Consent Approval Transfer Shares”) to Germano. If the aforementioned formula results in a negative amount, then no shares of USBTC common stock will be transferred.

Pursuant to the ROFR Agreement, USBTC had its Primary ROFR to purchase all or any portion of the Merger Consent Approval Transfer Shares and JHS had its Secondary ROFR to purchase all or any of the Merger Consent Approval Transfer Shares not purchased by USBTC pursuant to the Primary ROFR. In addition, pursuant to the Stockholders’ Agreement, subject to certain exceptions set forth therein, Mr. Ho and Mr. Genoot are restricted from transferring USBTC securities except with approval by the USBTC Board. In accordance with the ROFR Agreement, Mr. Ho and Mr. Genoot provided notice of, and the terms of, the Merger Consent Approval Transfer to USBTC and JHS.
The USBTC Board determined that the Merger Consent Approval Transfer was necessary in connection with obtaining the USBTC Stockholder Support Agreement from JHS and Germano, which are necessary for the Merger to proceed, and as a result, in the best interests of the USBTC stockholders to (i) waive the Primary ROFR with respect to the Merger Consent Approval Transfer and (ii) approve the Merger Consent Approval Transfer in accordance with the Stockholders’ Agreement. As a result, USBTC waived its Primary ROFR with respect to the Merger Consent Approval Transfer and consented to the Merger Consent Approval Transfer. JHS also waived the Secondary ROFR with respect to the Merger Consent Approval Transfer.
Subsequent to agreeing to the Merger Consent Approval Transfer, the thresholds under the trading period were not met. Accordingly, no shares were required to be transferred.
Cancellation of Restricted Stock
In February 2023, in connection with the Business Combination, USBTC entered into a letter agreement with certain USBTC stockholders, including Mr. Ho and Mr. Levy, pursuant to which such USBTC stockholders forfeited to USBTC an aggregate of 1,441,912 shares of unvested USBTC restricted common stock, including 1,048,912 shares of unvested USBTC restricted common stock held by Mr. Ho. The unvested USBTC restricted common stock was forfeited as a result of discussions with Hut 8 to realign on conceptually agreed mechanics of the Business Combination. It is anticipated that the USBTC restricted common stock that was forfeited will be reissued to such individuals as USBTC common stock prior to the consummation of the Business Combination.
Approval of Secondary Transfer by Asher Genoot
On April 30, 2023, Asher Genoot transferred 1,493,932 shares of USBTC common stock to an unrelated accredited investor (as such term is defined in Regulation D under the Securities Act) at a price of $3.358 per share. In accordance with the ROFR Agreement, Mr. Genoot provided notice of, and the terms of, the proposed transfer to USBTC and JHS. In connection with Mr. Genoot’s transfer, USBTC waived its Primary ROFR and consented to the transfer pursuant to the Stockholders’ Agreement. JHS also waived its Secondary ROFR with respect to the transfer.
Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance
USBTC has previously entered into indemnification agreements with each of its executive officers and directors. USBTC also maintains a general liability insurance policy which covers certain liabilities of directors and officers of USBTC arising out of claims based on acts or omissions in their capacities as directors or officers.
Policies and Procedures for Related Party Transactions
USBTC does not have a formal related party transaction policy in effect. Instead, all related party transactions have been approved by the USBTC Board. In connection with this Business Combination, New Hut plans to adopt a written policy, effective upon consummation of the Business Combination, that requires all future transactions between New Hut and any director, executive officer, holder of 5% or more of any class of the capital stock of New Hut or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons, as defined in Item 404 of Regulation S-K, or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by New Hut’s audit committee. Any request for such a transaction must first be presented to the audit committee for review, consideration and approval. In approving or rejecting any such proposal, the audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms USBTC could have generally obtained from an unaffiliated third party under the same or similar circumstances.
Share Ownership of Certain Beneficial Owners and Management/Directors of USBTC
The following table sets forth certain information with respect to the beneficial ownership of USBTC voting securities as of May 31, 2023 for:
•
each of USBTC’s directors;

•
each of USBTC’s executive officers;

•
all of USBTC’s current directors and executive officers as a group; and

•
each person or group known by USBTC to be the beneficial owner of more than 5% of USBTC’s common stock or preferred stock.

USBTC has determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to its securities. Unless otherwise indicated below, to USBTC’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all of the shares that they beneficially owned, subject to community property laws where applicable.
The percentage of ownership of each individual or entity below is based on 64,313,999 USBTC shares issued and outstanding as of July 10, 2023, which is comprised of 45,696,749 issued and outstanding shares of USBTC common stock and 18,617,250 issued and outstanding shares of USBTC preferred stock (assuming that every outstanding share of preferred stock has been converted to common stock at a one-to-one ratio). USBTC has deemed shares of its common stock subject to stock options that are currently exercisable or exercisable within sixty (60) days of July 10, 2023 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. USBTC did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. For purposes of the table below, any right to acquire beneficial ownership that would only vest or otherwise become effective within 60 days due to the consummation of the Business Combination (among other possible triggers) and not due to the mere passage of time has been excluded.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o U.S. Data Mining Group, Inc., 1221 Brickell Ave, Ste 900, Miami, Florida 33131. The information provided in the table is based on USBTC’s records and information provided to USBTC, except where otherwise noted. Unless otherwise noted, such shares held are shares of USBTC common stock.
	Amount and Nature of Beneficial Ownership
	Number of Shares Beneficially Owned	Approximate Percentage of Total Voting Power
Directors and Executive Officers:
Michael Ho(1)	8,371,000	13.0%
Asher Genoot(2)	4,926,818	7.7%
Joel Block(3)	160,000	*
Matthew Prusak(4)	179,648	*
Stanley O’Neal(5)	73,707	*
Mayo A. Shattuck III(6)	135,124	*
Jonathan Koch(7)	53,374	*
Amy Wilkinson(8)	30,500	*
All Directors and Executive Officers as a Group (8 persons)	13,930,171	21.5%
5% of Greater Shareholders (other than directors and executive officers):
Mario Germano Giuliani(8)	5,858,531	9.1%
Anna Kudrjasova(9)	5,498,250	8.5%
Jordan Levy(10)	6,071,196	9.4%

*
Represents beneficial ownership or voting power of less than one percent (1%).

(1)
Represents 8,371,000 shares of common stock.

(2)
Represents (i) 4,533,068 shares of USBTC common stock held directly by Mr. Genoot and (ii) 393,750 shares of USBTC common stock held in a qualified retirement account for the benefit of Mr. Genoot.

(3)
Consists of (i) 31,500 shares of USBTC series A preferred stock held by Bubs, LLC and (ii) 128,500 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023. Mr. Block maintains voting and dispositive power over the shares owned by Bubs, LLC and thus may be deemed to beneficially own such shares. Mr. Block disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(4)
Consists of (i) 8,000 shares of USBTC series A preferred stock held by Mr. Prusak and (ii) 171,648 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(5)
Consists of 73,707 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(6)
Consists of (i) 63,000 shares of USBTC common stock (ii) 18,250 shares of USBTC series B preferred stock and (iii) 53,874 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(7)
Consists of 53,374 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(8)
Consists of 30,500 shares of USBTC common stock underlying options to acquire USBTC common stock exercisable within 60 days of July 10, 2023.

(9)
Represents (i) 4,084,750 shares of USBTC Series B preferred stock held by MGG Strategic SICAF SIF (“NOGRA”), (ii) 1,508,750 shares of USBTC common stock held by NOGRA, (iii) 209,250 shares of USBTC common stock held by Avara Management Ltd and (iv) 55,781 shares of USBTC common stock underlying options to acquire USBTC common stock held by Mr. Giuliani exercisable within 60 days of July 10, 2023. Mr. Giuliani maintains voting and dispositive power over the shares owned by NOGRA and Avara Management Ltd. and thus may be deemed to beneficially own such shares. Mr. Giuliani disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. Mr. Giuliani’s address is 18 Avenue de la Porte-Neuve, L-2227 Luxembourg.
(10)
Represents (i) 5,498,250 shares of USBTC common stock held by Anaya Capital Corp. Ms. Kudrjasova maintains sole voting and dispositive power over the shares owned by Anaya Capital Corp. and thus may be deemed to beneficially own such shares. Ms. Kudrjasova disclaims beneficial ownership of such securities, except to the extent of her pecuniary interest therein. Ms. Kudrjasova’s address is 1202, Al Barsha Heights, Teacom, Dubai Marina, Dubai, United Arab Emirates.

(11)
Represents (i) 902,250 shares of USBTC common stock held by Mr. Levy directly, (ii) 5,027,750 shares of USBTC series A preferred stock held by JHS Bitcoin Mining LLC and (iii) 141,916 shares of USBTC common stock underlying options to acquire USBTC common stock held by Mr. Levy exercisable within 60 days of July 10, 2023. Mr. Levy maintains sole voting and dispositive power over the shares owned by JHS Bitcoin Mining LLC and thus may be deemed to beneficially own such shares. Mr. Levy disclaims beneficial ownership of the securities held by JHS Bitcoin Mining LLC, except to the extent of his pecuniary interest therein. Mr. Levy’s address is 1 Seneca Tower, Suite 2400, Buffalo, New York, 14203.

SCHEDULE “J”
INFORMATION RELATING TO NEW HUT
Notice to Reader
The following information about New Hut following completion of the Business Combination should be read in conjunction with documents incorporated by reference in this Circular and the information concerning Hut 8 and USBTC, as applicable, appearing elsewhere in this Circular. See “Schedule “H” — Information Relating to Hut 8”, “Schedule “I” — Information Relating to USBTC” and “Schedule “P” — Unaudited Pro Forma Combined Financial Statements”.
General
The Business Combination will result in a strategic merger of equals pursuant to which Hut 8 Amalco and USBTC will become wholly-owned subsidiaries of New Hut. Upon completing the Business Combination, the Hut 8 Shareholders and the USBTC Stockholders will each own, as a group, approximately 50% of the common stock of New Hut on a fully-diluted in-the-money basis. New Hut will operate under the name “Hut 8 Corp.” and intends to list its shares on the Nasdaq and TSX under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.
Following the completion of the Business Combination, New Hut’s head and registered office will be located at 1221 Brickwell Avenue, Suite 900, Miami, Florida 33131, which is currently USBTC’s head office.
Description of the Business
New Hut is a corporation incorporated in the State of Delaware on January 27, 2023 for the purpose of effecting the Business Combination. To date, New Hut has not conducted any activities other than those incident to its formation, the execution of the Business Combination Agreement, the preparation of regulatory filings made in connection with the transactions contemplated by the Business Combination Agreement and other matters related to such transactions.
Upon completion of the Business Combination, New Hut will be a Bitcoin mining entity with operating capacity at high-quality sites in Alberta, Canada, and Texas, Nebraska, and New York in the United States.
Following the completion of the Business Combination, the business of New Hut will be the business of Hut 8 and USBTC. Please refer to the sections entitled “Information Relating to Hut 8” and “Information Relating to USBTC” of this Circular.
Description of Capital Structure
The following description of the material terms of the common stock of New Hut is qualified in its entirety by reference to the New Hut certificate of incorporation and the New Hut bylaws. The New Hut certificate of incorporation and the New Hut bylaws are found at “Schedule “Q” — New Hut Organizational Documents” of this Circular.
Authorized Capital Stock
The total number of shares of capital stock which New Hut currently has authority to issue is 1,000 shares. This authorized capital stock consists of 1,000 shares of common stock having a par value of US$0.01 per share.
It is a condition to Closing that the amended organizational documents of New Hut, in form and in substance satisfactory to Hut 8 and USBTC, providing for, among other things, an increase in the authorized share capital, shall have been filed and become effective. The Amended New Hut Organizational Documents will allow New Hut to issue 1,000,000,000 shares of common stock having a par value of US$0.01 and 25,000,000 shares of preferred stock having a par value of US$0.01.
Based on the number of Hut 8 Shares and USBTC Shares outstanding as of February 6, 2023, and the consolidation of the Hut 8 Shares, we expect that there will be approximately 88.5 million New Hut Shares issued and outstanding immediately following completion of the Business Combination, or 89.8 million New Hut Shares on a fully-diluted in-the-money basis.
Common Stock
The New Hut Shares to be issued pursuant to the Hut 8 Share Exchange and the Merger will be duly authorized, validly issued, fully paid and non-assessable. Each holder of a New Hut Share will be entitled to one vote for each share upon all questions presented to the stockholders, and the common stock will have the exclusive right to vote for the election of directors and for all other purposes. The New Hut stockholders will have no pre-emptive rights and no rights to convert their common stock into any other securities. There will also be no redemption or sinking fund provisions applicable to the New Hut Shares.
Holders of New Hut Shares will be entitled to receive dividends on such shares as may be declared from time to time by the New Hut board out of funds legally available therefor. Upon any liquidation or dissolution of New Hut, holders of New Hut Shares are entitled to share, pro rata based on their ownership of New Hut Shares, in all remaining assets available for distribution to stockholders after payment or providing for New Hut’s liabilities.

The rights, preferences and privileges of the New Hut stockholders are subject to and may be adversely affected by the rights of holders of any series of New Hut preferred stock that New Hut may designate and issue in the future.
Hut 8 and USBTC expect to obtain approval to list the New Hut Shares to be issued pursuant to the Business Combination Agreement on Nasdaq and the TSX, which approval is a condition to the Closing. Accordingly, the Parties have submitted an application to Nasdaq and to the TSX to have the New Hut Shares to be issued pursuant to the Business Combination approved for listing on Nasdaq and the TSX under the symbol “HUT”.
Charter and Bylaw Provisions; Takeover Statutes
A number of provisions in the New Hut certificate of incorporation, the New Hut bylaws and the Delaware General Corporations Law (“DGCL”) may make it more difficult to acquire control of New Hut or remove its management.
Structure of Board
The New Hut board will be elected annually. The New Hut bylaws will provide that each director of New Hut will hold office for a term expiring at the next succeeding annual meeting of stockholders and until such director’s successor is duly elected and qualified. The New Hut board, in accordance with the Business Combination Agreement and the New Hut bylaws, will initially consist of ten (10) directors. Furthermore, subject to the rights of holders of any class or series of preferred stock to elect directors, any vacancies on the New Hut board caused by death, removal or resignation of any director or any other cause, and any newly created directorships resulting from an increase in the authorized number of directors, will be permitted to be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders at the next annual or special meeting. This provision could prevent a stockholder from obtaining majority representation on the New Hut board by allowing the New Hut board to enlarge the New Hut board and fill the new directorships with the New Hut board’s own nominees.
Under the terms of the Business Combination Agreement, the New Hut board will initially consist of ten (10) directors, five (5) of whom will be directors designated by Hut 8 and five (5) of whom will be directors designated by USBTC.
Advisory Committees of the Board
Under the terms of the Business Combination Agreement and the New Hut bylaws, the New Hut board of directors is empowered to designate one or more committees, each committee to consist of one or more directors. Each committee shall keep regular minutes of its proceedings and report the same to the board when so requested by the board.
Removal of Directors
In accordance with the DGCL, the entire New Hut board or any individual director may be removed at any time, with or without cause, only by the affirmative vote of the recordholders of a majority of the voting power of all of the shares of capital stock of New Hut then entitled to vote generally in the election of directors, or by written consent of the recordholders of such shares.
Advance Notice of Proposals and Nominations
The New Hut bylaws provide that stockholders must give timely written notice to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. Generally, to be timely, a stockholder’s notice will be required to be given personally or by first-class mail to each recordholder of shares entitled to vote of New Hut not later than the 10th day nor earlier than the 60th day prior to the date of such a meeting. The New Hut bylaws also specify the form and content of a stockholder’s notice. These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from nominating candidates for election as directors at an annual meeting of stockholders.
Limits on Special Meetings
The New Hut bylaws provide that special meetings of stockholders may be called at any time by the board of directors, the chairman of the board of the corporation, the president of the corporation, the secretary of the corporation, or by the recordholders of at least a majority of the shares of common stock of the Corporation issued and outstanding and entitled to vote.
Amendment of the New Hut Bylaws
Any bylaw may be altered, amended, or repealed by the vote of the recordholders of the majority of the shares then entitled to vote at an election of directors, by written consent of stockholders, by vote of the board of directors or by a written consent of directors.
Takeover Statutes
Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three (3) years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66⅔% of the outstanding voting stock not owned by the interested stockholder.
A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. In connection with the consummation of the Business Combination, New Hut expects to opt out of Section 203 of the DGCL and will therefore not be subject to Section 203.
Governance and Management of New Hut
Directors and Executive Officers of New Hut upon the Completion of the Business Combination
The following table provides information regarding the expected executive officers and non-executive officer directors of New Hut as of the date of this Circular. There are no family relationships among any of our executive officers and non-executive officer directors.
Name	Age	Position
Executive Officers
Jaime Leverton (Ontario, Canada)	45	Chief Executive Officer and Director
Asher Genoot (Florida, United States)	28	President and Director
Michael Ho (Dubai, United Arab Emirates)	30	Chief Strategy Officer and Director
Shenif Visram (Ontario, Canada)	50	Chief Financial Officer
Non-Executive Officer Directors
Bill Tai (California, United States)	61	Chair
Stanley O’Neal (Florida, United States)	71	Independent Director
Mayo Shattuck III (Florida, United States)	68	Independent Director
Amy Wilkinson (California, United States)	51	Independent Director
Rick Rickertsen (Washington, D.C., United States)	63	Independent Director
Alexia Hefti (United Arab Emirates)	35	Independent Director
Joseph Flinn (Ontario, Canada)	58	Independent Director
Executive Officers
Jaime Leverton
Ms. Leverton is currently Chief Executive Officer of Hut 8. Ms. Leverton is a highly accomplished technology executive and industry thought leader with a long history of driving high growth mandates. With more than 20 years of leadership in the Canadian technology industry, she joined Hut 8 from her role as the Chief Commercial Officer at eStruxture Data Centers. Her career also includes tenure as the General Manager of Canada and APAC with data center and cloud provider Cogeco Peer 1 (now Aptum) and leadership roles with National Bank, BlackBerry, Bell Canada and IBM Canada. She sits on the boards of the Stratford Festival.
Michael Ho
Mr. Ho has served as USBTC’s Chief Executive Officer and as Chairman of the USBTC Board since its inception and will serve as Chief Strategy Officer and a director of New Hut. Mr. Ho has experience as a serial entrepreneur having founded numerous businesses in the digital and traditional trade sectors. He served as the CEO of Vancouver Motorcars Ltd. (formerly Advant Automotive Inc.) from January 2012 to April 2015. Mr. Ho then served as the CEO of MKH International Ltd, from July 2015 to December 2018. During this 6-year period, Mr. Ho specialized in currencies, international trade, structured financings and equity structuring. Mr. Ho also has extensive experience in the industry, having begun mining digital assets in 2014 and in 2017, Mr. Ho began setting up businesses procuring, managing, and selling turnkey digital asset mining facilities.
Asher Genoot
Mr. Genoot has served as USBTC’s President and as a Director since its inception and will serve as President and a director of New Hut. He has been a serial entrepreneur who started his first business, the Ivy Crest Institute of International Education, at the age of 19 in Shanghai,

China and sold it shortly after. Following that experience, Mr. Genoot served as the founder and Chief Executive Officer at Curio, a Shanghai-based education company that expanded across the country from April 2016 to May 2019. He currently serves as a Board Member at Curio. He also has experience as the Managing Director at Flagship Endeavors, a brand incubator. Mr. Genoot graduated from the University of Southern California with a Bachelor’s in Business Administration.
Shenif Visram
Shenif Visram is currently the Chief Financial Officer of Hut 8. With over 20 years of experience leading world-class finance organizations, Shenif brings a breath of corporate and operational finance experience to Hut 8. He began his finance career at IBM Canada, where he progressed to the CFO roles in the largest IBM Canada Business units. He then moved to Cogeco Peer 1 as Vice President, Finance, where he jointly led the sale of the company to a private equity firm. He remained with the company post-sale and assumed the role of CFO, where he led the privatization of the company and played a key role in rebranding to Aptum Technologies. Shenif is a Chartered Professional Accountant (CPA, CMA).
Non-Executive Officers Directors
Bill Tai
Mr. Tai has served as a director of Hut 8 since March 2018. He is a venture capitalist and was an early investor behind high profile start-ups including Canva, Color Genomics, Dapper Labs, Safety Culture, Tweetdeck, and Zoom Video. Previously, Mr. Tai co-founded several successful technology companies as Chairman including IPInfusion and Treasure Data Inc., and has served as a director of seven publicly listed companies. He holds a Bachelor of Science in Electrical Engineering with Honors from the University of Illinois and an MBA from Harvard University.
Stanley O’Neal
Mr. O’Neal has served as a director of USBTC since April 2021 and will serve as a director of New Hut. Mr. O’Neal is the former Chairman and Chief Executive Officer of Merrill Lynch. He became Merrill’s chief executive in 2002 and was elected Chairman of Merrill Lynch in 2003, serving in both positions until October 2007. He also served as director of American Beacon Advisors, Inc. from 2009 to September 2012. Mr. O’Neal worked for Merrill Lynch for 21 years. He was named President and Chief Operating Officer in 2001 and before that was President of the brokerage firm’s U.S. Private Client group. He served as Executive Vice President and Chief Financial Officer of Merrill Lynch from 1998 until 2000 and also held the position of Executive Vice President and Co-Head of the Corporate and Institutional Client Group for one year starting in 1997. Before joining Merrill Lynch, Mr. O’Neal was employed at General Motors Corporation where he held a number of financial positions of increasing responsibility, including General Assistant Treasurer. Mr. O’Neal received a Master’s of Business Administration with distinction in Finance from Harvard University and is a graduate of Kettering University (formerly General Motors Institute). He served on General Motor’s Board of Directors from 2001-2006 and also currently serves on the boards of Clearway Energy, Element Solutions, and Arconic Corporation.
Mayo A. Shattuck III
Mr. Shattuck has served as a director of USBTC since December 2021 and will serve as a director of New Hut. He previously served as the Chairman of Exelon, a position he held from February 2012 to April 2022, and previously served as the Executive Chairman of the Board of Exelon from March 2012 through February 2013. Prior to its merger with Exelon, Mr. Shattuck was the Chairman, President and Chief Executive Officer of Constellation Energy, a position he held from October 2001 to February 2012. Constellation Energy owned energy-related businesses, including a wholesale and retail power marketing and merchant generation business. Mr. Shattuck was previously at Deutsche Bank, where he served as Chairman of the Board and CEO of Deutsche Banc Alex. Brown and as Global Head of Investment Banking and Global Head of Private Banking. While Chairman and CEO of Constellation Energy and Executive Chairman of Exelon, Mr. Shattuck served as Chairman of the Board of the Institute of Nuclear Power Operations and is a member of the Executive Committee of the Board of Edison Electric Institute and the Nuclear Energy Institute. He was also Co-Chairman of the Center for Strategic & International Studies Commission on Nuclear Policy in the United States and Executive Committee member of the Council on Competitiveness. Mr. Shattuck also currently serves on the Boards of Directors for Gap Inc. (since 2002) and Capital One Financial Corporation (since 2003). Mr. Shattuck has a Bachelor of Arts from Williams College and a Masters in Business Administration from The Stanford Graduate School of Business.
Amy Wilkinson
Ms. Wilkinson has served as a director of USBTC since August 2022 and will serve as a director of New Hut. She currently serves as the Chief Executive Officer of Ingenuity, an innovation consulting firm, a role she has held since founding the firm in January 2017. Ms. Wilkinson also serves as a Lecturer in Management at the Stanford Graduate School of Business, a role she has held since May 2015. Before joining the Stanford Graduate School of Business, Ms. Wilkinson was a Kauffman Foundation Grantee for Research on High Growth Entrepreneurs from 2013 to 2015 and a Senior Fellow at the Harvard Kennedy School of Government from 2009 to 2015. Ms. Wilkinson served in The White House as a White House Fellow and Special Assistant to the United States Trade Representative from 2004 to 2007. She also has experience as a strategy consultant at McKinsey & Company and as a mergers and acquisitions banker at JP Morgan. In addition to serving as a director of USBTC, Ms. Wilkinson currently serves on the Board of Directors for INNOVATE Corp. (since 2022). Ms. Wilkinson holds a Bachelor of Arts and Master of Arts from Stanford University and a Masters in Business Administration from the Stanford Graduate School of Business.

Rick Rickertsen
Mr. Rickertsen has served as a director of Hut 8 since December 2021. He is currently managing partner of Pine Creek Partners LLC a private equity investment firm, a position he has held since January 2004. From September 1994 to January 2004, Mr. Rickertsen was a managing partner at Thayer Capital Partners where he founded three private equity funds totaling over $1.4 billion. He has served as a member of the boards of directors and audit committees of Apollo Senior Floating Rate Fund  Inc. and Apollo Tactical Income Fund  Inc., each of which is a closed-end management investment company, since 2011 and 2013, respectively. Mr. Rickertsen has also served as a member of the board of directors and audit and compensation committees of Berry Global Inc., a global manufacturer and marketer of value-added plastic consumer packaging and engineered materials, since January 2013. From April 2012 to October 2016, Mr. Rickertsen was a member of the board of directors and compensation committee of Noranda Aluminum Holding Corporation, an integrated producer of value-added primary aluminum products and rolled aluminum coils. From April 2003 to January 2010, Mr. Rickertsen was a member of the board of directors and audit committee of Convera Corporation, a publicly-traded search-engine software company. From March 2004 to September 2008, Mr. Rickertsen was a member of the board of directors and compensation committee of UAP Holding Corp., a distributor of farm and agricultural products. Mr. Rickertsen received a B.S. from Stanford University and an M.B.A. from Harvard Business School. He is also a published author.
Alexia Hefti
Ms. Hefti has served as a director of Hut 8 since May 2021. She serves as the Chief Executive Officer of eGovern.com, assisting governments in designing blockchain-enabled government services aimed at increasing citizenry engagement and governance, and as Special Advisor, Middle Eastern Affairs and Policy for the Government of Bermuda. She also serves as and Chairman of the Abed Group, a venture studio and private equity fund for blockchain regulatory technology companies .Ms. Hefti worked at Deloitte Middle East and Deloitte Canada, where she co-founded the blockchain and digital asset tax advisory practice. Ms. Hefti is a New York-qualified lawyer, and a graduate from McGill University (B.C.L/LL.B) and the University of British Columbia (BA).
Joseph Flinn
Mr. Flinn has served as a director of Hut 8 since August 2018. He is the Chief Financial Officer of Seaboard Transportation Group, a major international bulk transportation group of companies. Prior thereto, Mr. Flinn held senior leadership positions at Sysco Corporation from 2008 to 2015, where he played an integral role as both Chief Financial Officer of Sysco Canada, and President of Sysco Canada’s Eastern Division, and two years as President of Clarke Freight Transportation Group, a major national freight carrier. Mr. Flinn holds a business degree from Saint Mary’s University and is a Chartered Professional Accountant. Mr. Flinn is a member of the Institute of Corporate Directors and hold an ICD.D designation.
Principal Holders of New Hut Shares Upon Completion of the Business Combination
To the knowledge of the directors and executive officers of Hut 8, as of the date hereof, it is not anticipated that any securityholder of New Hut will own of record or beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the New Hut Shares following completion of the Business Combination.
Auditor, Transfer Agent and Registrar
Following the Business Combination, the auditor of New Hut will be Raymond Chabot Grant Thornton LLP.
Following the Business Combination, the registrar and transfer agent for New Hut will be Computershare Investor Services Inc.
Material Contracts
Other than as disclosed in this Circular or in the documents incorporated by reference herein with respect to Hut 8 and USBTC, there are no contracts to which New Hut will be a party to following completion of the Business Combination that can reasonably be regarded as material to a potential investor, other than contracts entered into by Hut 8 and USBTC in the ordinary course of business. See “Schedule “H” — Information Relating to Hut 8” and “Schedule “I” — Information Relating to USBTC” for further information.
Risk Factors
The business and operations of New Hut following completion of the Business Combination will continue to be subject to the risks currently faced by Hut 8 and USBTC, as well as certain risks unique to New Hut. Readers should carefully consider the risk factors described under the heading “Risk Factors” in “Schedule “H” — Information Relating to Hut 8” in this Circular, the risk factors described under the heading “Risk Factors” in “Schedule “I” — Information Relating to USBTC” in this Circular, and the risk factors set forth under “Risk Factors” in this Circular. If any of the identified risks were to materialize, New Hut’s business, financial position, results and/or future operations may be materially affected. The Hut 8 Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference. The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen that may present additional risks in the future.

SCHEDULE “K”
STIFEL GMP FAIRNESS OPINION
February 6, 2023
The Board of Directors
Hut 8 Mining Corp.
24 Duncan Street, Suite 500
Toronto, ON
M5V 2B8
Dear Sirs / Madams:
Stifel Nicolaus Canada Inc. (“Stifel GMP”, “we” or “our”) understands that Hut 8 Mining Corp. (“Hut 8”) will effect a business combination with U.S. Data Mining Group, Inc. (“USBTC”) and Hut 8 Corp. (“New Hut 8”), a newly-formed Delaware-domiciled company (the transactions therein, collectively, the “Proposed Transaction”), the steps of which are set forth in the business combination agreement (the “Combination Agreement”) and pursuant to which, among other things, (i) the holders of common shares of Hut 8 will exchange their shares of Hut 8 for common stock of New Hut 8 on the basis of the Hut Exchange Ratio (as defined in the Combination Agreement) of 0.2 of a share of New Hut 8 common stock for each common share of Hut 8, having the effect of consolidating the common shares of Hut 8 on a 5:1 basis; and (iii) the holders of common stock and preferred stock of USBTC will exchange their shares of USBTC for common stock of New Hut 8 on the basis of the USBTC Exchange Ratio (as defined in the Combination Agreement) of 0.6716 of a share of New Hut 8 common stock for each share of USBTC common stock and preferred stock, which incorporates the effect of the consolidation of the common shares of Hut 8. We understand that based on the issued and outstanding securities of each of Hut 8, USBTC and New Hut 8 as of the date hereof, upon completion of the Proposed Transaction, the existing shareholders of Hut 8, and the existing preferred and common stockholders of USBTC (on an as-converted basis), will each own 50% of the common stock of New Hut 8 (calculated on a fully-diluted in-the-money basis).
Stifel GMP’s Engagement
Hut 8 initially contacted Stifel GMP regarding a potential advisory engagement on November 20, 2022, though the parties had more general discussions prior to that date. The Board of Directors of Hut 8 (the “Board”) formally retained Stifel GMP to act as its exclusive financial advisor in respect of the Proposed Transaction pursuant to an engagement letter (the “Engagement Letter”) dated as of January 9, 2023. Pursuant to the Engagement Letter, Stifel GMP has agreed to, among other things, deliver, at the request of the Board, an opinion (the “Opinion”) as to whether the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8. Pursuant to the Engagement Letter, on February 6, 2023, Stifel GMP delivered to the Board its verbal opinion that, subject to certain assumptions, limitations and qualifications, the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8.
The Engagement Letter provides that Stifel GMP will be paid by Hut 8 for the services provided thereunder, including for the delivery of the Opinion, as well as reimbursement of certain legal and out-of-pocket expenses. A substantial portion of the fees payable to Stifel GMP are contingent on completion of the Proposed Transaction or an alternative transaction. In addition, Stifel GMP and its affiliates and their respective directors, officers, employees, shareholders, partners and duly authorized agents are to be indemnified by Hut 8 under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Hut 8.
Stifel GMP has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of Hut 8 or USBTC, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. Stifel GMP was similarly not engaged to review any legal, tax, regulatory or accounting aspects of the Proposed Transaction and, accordingly, expresses no views thereon. Stifel GMP’s engagement does not include, and this Opinion should not be considered to represent, a formal valuation under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.
Credentials of Stifel GMP
Stifel GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. Stifel GMP is not in the business of providing auditing services and is not controlled by a financial institution. Stifel GMP and Stifel FirstEnergy are brand names of Stifel Nicolaus Canada Inc.
The Opinion expressed herein represents the opinion of Stifel GMP and the form and content hereof has been approved for release by a group of professionals of Stifel GMP, each of whom is experienced in merger, acquisition, divestiture, restructuring, valuation and fairness opinion matters.

Independence of Stifel GMP
Neither Stifel GMP, nor any of its affiliates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario) (the “Act”)) of Hut 8, USBTC or New Hut 8, or any of their respective associates or affiliates (collectively, the “Interested Parties”).
Neither Stifel GMP nor any of its affiliates have been engaged to provide any financial advisory services nor have they participated in any financings involving the Interested Parties in the two years prior to initial contact in connection with this engagement, other than: (i) acted as co-lead underwriter on Hut 8’s June 2021 unit financing for gross proceeds of C$115,000,000, (ii) acted as co-manager on Hut 8’s September 2021 common share financing for gross proceeds of US$172,560,375, (iii) acted as financial advisor to Hut 8 in connection with their January 2022 acquisition of the cloud and colocation data center business from TeraGo Inc., (iv) acted as agent and joint-bookrunner in connection with Hut 8’s August 2022 at-the-market equity program, and (v) advised USBTC in connection with a January 2022 proposed financing that was not completed and for which Stifel GMP collected no fees.
There are no understandings, agreements or commitments between Stifel GMP and any Interested Parties with respect to any future business dealings. Stifel GMP may, however, in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. In the ordinary course of its business, Stifel GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Hut 8, USBTC or New Hut 8 and, from time to time, may have executed or may execute transactions on behalf of Hut 8, USBTC or New Hut 8 or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Hut 8, USBTC or New Hut 8 and/or their respective affiliates or associates.
Scope of Review
In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:
1.
a draft of the Combination Agreement dated February 2, 2023;

2.
a draft of the plan of arrangement dated February 2, 2023;

3.
certain publicly available information relating to the business, operations, financial condition and security trading history of Hut 8, USBTC and New Hut 8, as applicable, and other selected companies we considered relevant;

4.
certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Hut 8, USBTC and New Hut 8, as applicable, relating to the business, operations and financial condition of Hut 8, USBTC and New Hut 8, as applicable;

5.
internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Hut 8 and USBTC;

6.
discussions with management of Hut 8 relating to Hut 8, USBTC and New Hut 8’s current business, plan, financial condition and prospects;

7.
public information with respect to selected precedent transactions we considered relevant;

8.
various reports published by equity research analysts and industry sources we considered relevant;

9.
a certificate with respect to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Hut 8 (the “Hut 8 Certificate”); and

10.
such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

Stifel GMP did not meet with the auditors of Hut 8 or USBTC and, as stipulated below, has assumed, without independent investigation, the accuracy and fair presentation of the audited financial statements of Hut 8 and USBTC and the reports of the auditors thereon, and of the unaudited interim financial statements of Hut 8 and USBTC.
Stifel GMP has not, to the best of its knowledge, been denied access by Hut 8 to any information requested by Stifel GMP.
Assumptions and Limitations
With Hut 8’s approval and as provided for in the Engagement Letter, Stifel GMP has relied upon and has assumed, without independent investigation, the completeness, accuracy and fair presentation of all financial, technical and other information, data, documents, advice, opinions, budgets, projections, estimates, forecasts, representations and other materials obtained by Stifel GMP from public sources, including information relating to Hut 8, USBTC, New Hut 8 and the Proposed Transaction, or provided to Stifel GMP by Hut 8, USBTC and their respective affiliates or advisors or otherwise pursuant to our engagement (collectively, the “Information”) and the Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein,

Stifel GMP has not attempted to verify independently the accuracy or completeness of any such Information. Furthermore, Stifel GMP has not assumed any obligation to conduct, and has conducted only very limited, physical inspections of the properties or facilities of Hut 8 or USBTC.
The Hut 8 Certificate includes, among other things, representations that: (i) the Information provided to Stifel GMP orally by, or in the presence of, an officer or employee of Hut 8 or any of its subsidiaries or in writing by Hut 8 or any of its subsidiaries or any of its or their representatives in connection with our engagement was, at the date the Information was provided, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act); and (ii) since the dates on which such Information was provided to Stifel GMP, except as disclosed in writing to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Hut 8 or any of its subsidiaries, and no change has occurred in such Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.
The Opinion is rendered as of February 6, 2023 on the basis of securities markets, economic, financial and general business conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Hut 8 and USBTC as they were reflected in the Information and as they were represented to Stifel GMP in discussions with the management of Hut 8 and USBTC. In rendering the Opinion, Stifel GMP has assumed that there are no material changes or material facts relating to Hut 8 or USBTC, or their respective businesses, operations, capital or future prospects which have not been generally disclosed. Any changes therein may affect the Opinion and, although Stifel GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after the date hereof. We have also assumed that the executed Combination Agreement, along with any ancillary documents to be entered into by Hut 8, USBTC or New Hut 8 in connection with the Proposed Transaction, will not differ in any material respect from the drafts of such documents that we have reviewed. Other than as authorized below, any reference to the Opinion or the engagement of Stifel GMP by Hut 8 is expressly prohibited without the express written consent of Stifel GMP.
Stifel GMP is not a legal, tax, accounting or regulatory advisor or expert. Stifel GMP is a financial advisor only and has relied upon, without independent verification, the assessment of Hut 8 and USBTC and their respective legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. Stifel GMP has not made any independent valuation or appraisal of the assets or liabilities of Hut 8 or USBTC, nor has Stifel GMP been furnished with any such appraisals. As such, Stifel GMP was not engaged to review any legal, tax, accounting or regulatory aspects of the Proposed Transaction and accordingly expresses no view thereon. The Proposed Transaction is subject to a number of conditions outside the control of Hut 8 and USBTC, and Stifel GMP has assumed that all conditions precedent to the completion of the Proposed Transaction can and will be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification and that the Proposed Transaction can and will be completed as currently planned without additional material costs or liabilities to Hut 8 or USBTC. Stifel GMP has also assumed that the Proposed Transaction will be completed in accordance with the terms and conditions of the Combination Agreement without waiver of, or amendment to, any term or condition that is any way material to our analyses or the Opinion, that the Proposed Transaction will be completed in compliance with applicable laws and that the disclosure relating to Hut 8, USBTC and the Proposed Transaction in any disclosure documents will be accurate and will comply with the requirements of applicable laws. In rendering the Opinion, Stifel GMP expresses no view as to the likelihood that the conditions respecting the Proposed Transaction will be satisfied or waived or that the Proposed Transaction will be implemented on a timely basis or at all. The Opinion does not address the relative merits of the Proposed Transaction as compared to other transaction or business strategies that might be available to Hut 8 or Hut 8’s underlying business decision to effect the Proposed Transaction. The Opinion does not constitute a recommendation as to how the Board or any Hut 8 or USBTC shareholder should vote or act in any matter relating to the Proposed Transaction.
Stifel GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and are not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, Stifel GMP has not attributed any particular weight to any specific analysis or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by Stifel GMP based on Stifel GMP’s experience in rendering such opinions.
In our analyses and in connection with the preparation of the Opinion, Stifel GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. While, in the professional opinion of Stifel GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect. We also considered several methodologies, analyses and techniques and used a combination of those approaches in order to produce the Opinion.
The Opinion only considers the USBTC Exchange Ratio as applied to USBTC Options (as defined in the Combination Agreement) and other USBTC securities that have vested and are in-the-money as of the date hereof. Any USBTC Options that remain either unvested or out-the-money or any other unvested or out-the-money securities of USBTC as of such date are specifically excluded from the conclusions reached in this Opinion.
The Opinion is provided to the Board for its exclusive use only in considering the Proposed Transaction and may not be used or relied upon by any other person or for any other purpose without our prior written consent. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Hut 8 circular to be prepared in connection with the Proposed Transaction or any registration statement on Form S-4 that may be filed by New Hut 8 with the U.S. Securities Exchange Commission in connection with New Hut 8 becoming a new pubic company, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.
Conclusion and Fairness Opinion
Based upon and subject to all of the foregoing and such other matters as we have considered relevant, Stifel GMP is of the opinion that, as at the date hereof, the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8.
Yours very truly,

SCHEDULE “L”
KROLL, LLC FAIRNESS OPINION
Confidential
February 6, 2023
Board of Directors
Hut 8 Mining Corp.
24 Duncan Street, Suite 500
Toronto, ON
M5V 2B8, Canada
Dear Members of the Board of Directors:
Hut 8 Mining Corp. (the “Company” or “Hut 8”) has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Board of Directors) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Company of the USBTC Exchange Ratio (as defined in the Merger Agreement (as defined herein)) in the Proposed Transaction (as defined herein).
Description of the Proposed Transaction
It is Duff & Phelps’ understanding that Hut 8 will effect a business combination with U.S. Data Mining Group, Inc. (“USBTC”) and Hut 8 Corp. (“New Hut 8”), a newly-created Delaware-domiciled company (the transactions therein, collectively, the “Proposed Transaction”), the steps of which are set forth in the Merger Agreement (as defined below) and pursuant to which, among other things, (i) the holders of common shares of Hut 8 will exchange their shares of Hut 8 for common stock of New Hut 8 on the basis of the Hut Exchange Ratio (as defined in the Merger Agreement) of 0.2 of a share of New Hut 8 common stock for each common share of Hut 8, having the effect of consolidating the common shares of Hut 8 on a 5:1 basis, and following which (ii) the holders of common stock and preferred stock of USBTC will exchange their shares of USBTC for common stock of New Hut 8 on the basis of the USBTC Exchange Ratio of 0.6716 of a share of New Hut 8 common stock for each share of USBTC common or preferred stock, which incorporates the effect of the consolidation of the common shares of Hut 8. We understand that based on the issued and outstanding securities of each of the Company, USBTC and New Hut 8 as of the date hereof, upon completion of the Proposed Transaction, the existing shareholders of Hut 8, and the existing preferred and common stockholders of USBTC (on an as-converted basis), will each own as a group 50% of the common stock of New Hut 8 (calculated on a fully-diluted in-the-money basis).
Scope of Analysis
In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.
Reviewed the following documents:

a.
Hut 8’s annual reports and audited financial statements included in Hut 8’s Form 40-F filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2021 and Hut 8’s unaudited interim financial statements for the quarter ended September 30, 2022 included in the Company’s Form 6-K filed with the SEC;

b.
Unaudited internal financial information for Hut 8 for the twelve months ended December 31, 2022, which Hut 8 management identified as being the most current financial statements available;

c.
USBTC’s audited financial statements for the period from December 4, 2020 (inception) through June 30, 2021 included in USBTC’s draft registration statement on Form S-1 as amended and filed with the SEC on August 12, 2022, and USBTC’s internal unaudited financial statements for the fiscal year ended June 30, 2022 and for the three months ended September 30, 2022;

d.
USBTC’s internal unaudited balance sheet as of December 31, 2022 and pro forma balance sheet as of January 31, 2023, which USBTC management identified as being the most current financial statements available;

e.
Financial projections for Hut 8 for the years ending December 31, 2023 through 2025 as shown in the file named “Hut 8 Operating Model vF”, prepared and provided to us by management of Hut 8 (the “Management Projections — Hut 8”);

f.
Financial projections for USBTC for the years ending December 31, 2023 through 2025 as shown in the file named “USBTC Operating Model — vF”, prepared by management of USBTC and provided to us and approved by management of Hut 8 (the “Management Projections — USBTC”);

g.
Financial projections for New Hut 8 after giving effect to the Proposed Transaction for the years ending December 31, 2023 through 2025 as shown in the file named “CombineCo Model VF”, provided to us by management of Hut 8 and prepared and approved by the managements of Hut 8 and USBTC (the “Management Projections — New Hut 8”, and together with the Management Projections — Hut 8 and the Management Projections — USBTC, the “Management Projections”);

h.
Information regarding the equity capitalization of Hut 8 and USBTC prepared by the managements of Hut 8 and USBTC;

i.
Other internal documents relating to the history, current operations, and probable future outlook of Hut 8 and USBTC provided to us by the management of Hut 8;

j.
A letter dated the date hereof from the management of the Company addressed to Duff & Phelps which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company, USBTC and New Hut 8 (on a post-transaction basis);

k.
The Confidential Non-Binding Letter of Intent (‘LOI”) by and between the Company and USBTC dated December 30, 2022; and

l.
A draft dated February 2, 2023 of the Business Combination Agreement by and among the Company, USBTC and New Hut 8 (the “Merger Agreement”), including the plan of arrangement;

2.
Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of Hut 8;

3.
Discussed with the management of Hut 8 the plans and intentions with respect to the management and operation of Hut 8 and USBTC;

4.
Reviewed the historical trading price and trading volume of the common shares of Hut 8, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

6.
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions
In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:
1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the managements of the Company and USBTC, and did not independently verify such information;

2.
Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by or on behalf of the Company or USBTC, including without limitation, projections, forward looking statements and underlying assumptions, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.
Assumed that information supplied and representations made by the managements of the Company and USBTC are substantially accurate regarding the Company, USBTC, and the Proposed Transaction

5.
Assumed that the representations and warranties made in the Merger Agreement are accurate;

6.
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or USBTC since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company, USBTC or New Hut 8.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.
Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. In particular, volatility in the price of bitcoin on any date after the date hereof could affect the outcome of the Opinion were it given on such date. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, USBTC, or the Proposed Transaction.
Duff & Phelps did not evaluate the Company’s or USBTC’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company or USBTC, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Company, the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.
Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common shares, USBTC’s common stock or preferred stock or New Hut 8’s common stock (or anything else), including after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the credit worthiness of the Company or USBTC, as tax advice, or as accounting advice. Duff & Phelps is expressing no opinion as to projections, forward-looking statements or underlying assumptions provided in connection herewith. Without limiting the generality of the foregoing, Duff & Phelps further does not express an opinion as to the reasonableness or attainability of any projection, forward-looking statement or underlying assumption provided or prepared by or on behalf of the Company’s management or USBTC’s management. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s, USBTC’s or New Hut 8’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.
This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.
This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the

Board of Directors or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the USBTC Exchange Ratio is the best possibly attainable under any circumstances; instead, it merely states whether the USBTC Exchange Ratio in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary or other duty on the part of Duff & Phelps to any party.
This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated January 24, 2023 (the “Engagement Letter”). This letter is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the Engagement Letter, except that the Opinion in its entirety and a summary thereof (in a form acceptable to us) may be included in the Hut 8 circular to be prepared in connection with the Proposed Transaction or any registration statement on Form S-4 that may be filed by New Hut 8 with the U.S. Securities Exchange Commission in connection with New Hut 8 becoming a new public company.
Disclosure of Prior Relationships
Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps informing Hut 8 that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has provided compliance consulting services to an affiliate of USBTC and valuation services to Hut 8. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification.
Conclusion
Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the USBTC Exchange Ratio in the Proposed Transaction is fair, from a financial point of view, to Hut 8.
This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.
Respectfully submitted,
Duff & Phelps Opinions Practice
Kroll, LLC

SCHEDULE “M”
DISSENT PROVISIONS OF THE BCBCA
Definitions and application
237 (1) In this Division:
“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;
“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;
“payout value” means,
(a)
in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)
in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)
in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)
in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.
(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that
(a)
the court orders otherwise, or

(b)
in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent
238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:
(a)
under section 260, in respect of a resolution to alter the articles

(i)
to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)
without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(iii)
under section 272, in respect of a resolution to adopt an amalgamation agreement;

(iv)
under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(v)
in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(vi)
under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(vii)
under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(viii)
 in respect of any other resolution, if dissent is authorized by the resolution;

(ix)
in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must
(a)
prepare a separate notice of dissent under section 242 for

(i)
the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)
each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)
identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)
dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must
(a)
dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)
cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent
239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.
(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must
(a)
provide to the company a separate waiver for

(i)
the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)
each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)
identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to
(a)
the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)
any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.
Notice of resolution
240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)
a copy of the proposed resolution, and

(b)
a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)
a copy of the proposed resolution, and

(b)
a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection

(2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,
(a)
a copy of the resolution,

(b)
a statement advising of the right to send a notice of dissent, and

(c)
if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.
Notice of court orders
241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent
(a)
a copy of the entered order, and

(b)
a statement advising of the right to send a notice of dissent.

Notice of dissent
242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,
(a)
if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)
if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)
if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)
the date on which the shareholder learns that the resolution was passed, and

(ii)
the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company
(a)
on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)
if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company
(a)
within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)
if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:
(a)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)
the names of the registered owners of those other shares,

(ii)
the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)
a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)
if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the Dissenting Holder, a statement to that effect and

(i)
the name and address of the beneficial owner, and

(ii)
a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.
Notice of intention to proceed
243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,
(a)
if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)
the date on which the company forms the intention to proceed, and

(ii)
the date on which the notice of dissent was received, or

(b)
if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must
(a)
be dated not earlier than the date on which the notice is sent,

(b)
state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)
advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent
244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,
(a)
a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)
the certificates, if any, representing the notice shares, and

(c)
if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must
(a)
be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)
set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)
the names of the registered owners of those other shares,

(ii)
the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)
that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),
(a)
the dissenter is deemed to have sold to the company the notice shares, and

(b)
the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.
(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.
Payment for notice shares
245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must
(a)
promptly pay that amount to the dissenter, or

(b)
if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may
(a)
determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)
join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)
make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must
(a)
pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)
if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),
(a)
the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)
if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that
(a)
the company is insolvent, or

(b)
the payment would render the company insolvent.

Loss of right to dissent
246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:
(a)
the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)
the resolution in respect of which the notice of dissent was sent does not pass;

(c)
the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)
the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)
the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)
a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)
with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)
the notice of dissent is withdrawn with the written consent of the company;

(i)
the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights
247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,
(a)
the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)
the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)
the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE “N”
COMPARISON OF RIGHTS OF HUT 8 SHAREHOLDERS AND NEW HUT SHAREHOLDERS
Certain capitalized terms used herein are defined in the Glossary of Defined Terms found in “Schedule “U” — Glossary of Defined Terms” of this Circular.
The rights of the Hut 8 Shareholders are governed by the BCBCA and by Hut 8’s Organizational Documents. Following the Business Combination, the Hut 8 Shareholders who receive New Hut Shares will become New Hut shareholders and as such their rights will be governed by DGCL and by the Amended New Hut Organizational Documents.
The following is a summary of the material differences between the rights of the Hut 8 Shareholders and the rights of the New Hut shareholders. This summary is not a complete comparison of rights that may be of interest, and the Hut 8 Shareholders should therefore read the full text of the Amended New Hut Organizational Documents found in “Schedule “Q” — New Hut Organizational Documents” of this Circular, and the notice of articles and articles of Hut 8 at www.sedarplus.com under Hut 8’s profile.
	Shareholders Rights (Pre-Arrangement)	New Hut Shareholder Rights
Authorized Share Capital	Hut 8’s authorized share capital consists of an unlimited number of Common Shares without par value and without special rights or restrictions attached.
The total number of shares of capital stock which New Hut has authority to issue is 1,000 shares. This authorized capital stock consists of 1,000 shares of common stock having a par value of $0.01 per share. The Amended New Hut Organizational Documents will allow New Hut to issue 1,000,000,000 shares of common stock having a par value of US$0.01 and 25,000,000 shares of preferred stock having a par value of US$0.01.
Following completion of the Business Combination, we expect that there will be approximately 88.5 million New Hut Shares issued and outstanding, or 89.8 million on a fully-diluted in-the-money basis.

Voting Rights
Each shareholder is entitled to receive notice of and attend all meetings of shareholders and to vote at all meetings of shareholders.
Shareholders are entitled to one vote in respect of each Hut 8 Share held by such shareholder.

Each holder of a share of New Hut Shares will be entitled to one vote for each share upon all questions presented to the stockholders, and the common stock will have the exclusive right to vote for the election of directors and for all other purposes.

Shareholder Approval of Business Combinations; Fundamental Changes
Under the BCBCA and Hut 8’s articles, certain extraordinary company alterations, such as changes to authorized share structure, continuances out of the province, certain amalgamations, sales, leases or other dispositions of all or substantially all of the undertaking of a company (other than in the ordinary course of business), liquidations, dissolutions, and certain arrangements are required to be approved by ordinary or special resolution as applicable.
An ordinary resolution is a resolution (i) passed at a shareholders’ meeting by a simple majority, or (ii) passed, after being submitted to all of the shareholders, by being consented to in writing by shareholders who, in the aggregate, hold shares carrying at least two-thirds of the votes entitled to be cast on the resolution.
A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution.
In certain cases, an action that prejudices, adds restrictions to or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series

Under DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides for a greater vote.
In addition, mergers in which one corporation, partnership, limited liability company or other entity owns 90% or more of each class of shares of a second corporation that would otherwise be entitled to vote on a merger may be completed without the vote of the second corporation’s board of directors or stockholders. DGCL does not contain a procedure directly analogous to a plan of arrangement under the BCBCA.

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of shares being affected by special resolution.
Under the BCBCA, arrangements are permitted and a company may make any proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is not unusual for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by shareholders by a special resolution (on which holders of shares not normally entitled to vote are entitled to a vote). The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice will be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares.

Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

Anti-Takeover Statutes
The BCBCA does not contain a comparable provision to Section 203 of DGCL.
Such matters as take-over bids, issuer bids or self-tenders, going-private transactions and transactions with directors, officers, significant shareholders and other related parties to which Hut 8 is a party are subject to regulation by Canadian provincial securities legislation and administrative policies and rules of Canadian securities administrators. Such legislation and administrative policies and rules may impose shareholder approval requirements separate and apart from the BCBCA.

Section 203 of DGCL generally prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that such person became an interested stockholder, unless (1) prior to such time, the board of directors of such corporation approves the transaction by which that the person becomes an interested stockholder, (2) upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of such corporation at the time of the transaction commenced (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the business combination is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Generally, a “business combination” is defined to include a merger, consolidation, a sale of assets and other transactions resulting in a financial benefit to the interested stockholder and an “interested stockholder” is a person that owns (or is an affiliate or associate of the corporation and within the prior three years did own) 15% or more of a corporation’s voting stock, and the affiliates and associates of any such person. These restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision electing not to be governed by Section 203.
New Hut expects to opt out of Section 203 of the DGCL

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and will therefore not be subject to Section 203.
Special Vote Required for Combinations with Interested Shareholders	The BCBCA does not contain a provision comparable to Section 203 of DGCL with respect to business combinations.	See “Anti-Takeover Statutes” section above.
Appraisal Rights; Rights to Dissent
The BCBCA provides that shareholders of a company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the company resolves to (i) alter its articles to alter the restrictions on the powers of the company or on the business it is permitted to carry on; (ii) approve certain amalgamations; (iii) approve an arrangement, where the terms of the arrangement permit dissent; (iv) sell, lease or otherwise dispose of all or substantially all of its undertaking; or (v) continue the company into another jurisdiction.
A court may also make an order permitting a shareholder to dissent in certain circumstances.

Under DGCL, stockholders are entitled to exercise appraisal rights under certain circumstances in connections with mergers and consolidations. Under DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation, if, among other things: (i) the corporation’s shares are listed on a national securities exchange or held of record by more than 2,000 stockholders and certain types of consideration are received in the merger or consolidation; or (ii) the corporation will be the surviving corporation of the merger and the merger is undertaken pursuant to certain provisions of DGCL. DGCL grants appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for shares (unless otherwise provided in the certificate of incorporation).
However, except for mergers undertaken pursuant to certain provisions of DGCL, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required to accept in exchange for the shares anything other than: (i) shares of the corporation surviving or resulting from the merger or consolidation; (ii) shares of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash instead of fractional shares of the corporation; or (iv) any combination of the foregoing.

Oppression Remedy
The BCBCA’s oppression remedy enables a court to make almost any order (interim or final) to rectify the matters complained of if the court is satisfied upon application by a shareholder (as defined below) that the affairs of the company are being conducted or that the powers of the directors have been exercised in a manner that is oppressive, or that some action has been or may be taken which is unfairly prejudicial, in each case to one or more shareholders. The applicant must be one of the persons being oppressed or prejudiced and the application must be brought in a timely manner. A “shareholder” for the purposes of the oppression remedy includes legal and beneficial owners of shares as well as any other person whom the court considers appropriate.
The oppression remedy provides the court with extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders. The court may order relief including but not limited to orders that remedy the specific conduct complained of, orders that require the company or other shareholders to purchase the wronged shareholder’s shares and orders for liquidation and dissolution. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal rights of
Although DGCL does not contain a statutory “oppression” remedy, stockholders may bring equitable claims against persons owing them fiduciary duties for breaches thereof.

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a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.
Shareholder Action by Consent Without a Meeting
Under the BCBCA, shareholder action without a meeting may be taken by a consent resolution of shareholders provided that it satisfies the thresholds for approval in the company’s articles, the BCBCA and the regulations thereunder. A consent resolution is as valid and effective as if it was a resolution passed at a meeting of shareholders. Under the BCBCA a consent resolution is, in the case of a resolution of shareholders that may be passed as an ordinary resolution, a resolution passed, after being submitted to all of the shareholders holding shares that carry the right to vote at general meetings, by being consented to in writing by shareholders holding shares that carry the right to vote at general meetings who, in the aggregate, hold shares carrying at least a special majority of the votes entitled to be cast on the resolution and in the case of any other resolution of shareholders, a unanimous resolution.

Under Section 228 of DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent, in writing or by electronic transmission, to the action is signed by the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

Requisition of Shareholders’ Meetings
Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. Upon receiving a requisition that complies with the technical requirements set out in the BCBCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders to be held not more than 4 months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate not less than 2.5% of the issued shares of the company that carry the right to vote at general meetings may call the meeting.
Under DGCL, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the bylaws.
Shareholder Quorum
Under the BCBCA, a company’s memorandum or articles may specify the number of shares with voting rights attached thereto which must be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the shareholders.
The Hut 8 articles provide that a quorum for the transaction of business at a meeting of shareholders is present if shareholders who, in the aggregate, hold at least 25% of the voting rights attached to issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Under DGCL, a corporation’s certificate of incorporation or bylaws may specify the number of shares or the voting power that must be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the stockholders.
Pursuant to Section 216 of DGCL, in no event, may a quorum consist of less than one-third of the shares entitled to vote at a meeting except that, where a separate vote by a class or series of classes or series is required, a quorum must consist of no less than one-third of the shares of such class or series.

Distributions and Dividends; Repurchases and Redemptions
Under the BCBCA, a company may pay a dividend in money or other property unless there are reasonable grounds for believing that the company is insolvent, or the payment of the dividend would render the company insolvent.
A company may also pay a dividend by issuing shares or warrants. The BCBCA provides that no special rights or

Under DGCL, a corporation may, subject to any restrictions in its certificate of incorporation, pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the corporation are less than the capital represented by issued and outstanding shares having a preference on asset distributions. “Surplus” is defined as the excess of the net assets over capital, as such

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restrictions attached to a series of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class.
Under the BCBCA, the purchase or other acquisition by a company of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends, as set out above. Hut 8 is permitted, under its articles, to acquire any of its shares, subject to the solvency tests, the special rights and restrictions attached to the shares and applicable securities legislation.
Under the BCBCA, subject to solvency tests similar to those applicable to the payment of dividends (as set out above), a company may redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it.

capital may be adjusted by the board of directors.
A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital, shares that are entitled upon any distribution of its assets to a preference over another class or, if no such shares are outstanding, any series of its shares if the shares are to be retired and the capital reduced.

Number of Directors	The BCBCA provides that a public company must have at least 3 directors.	DGCL provides that the board of directors of a corporation must consist of one or more members.
Standard for Election of Directors
Directors are generally elected by shareholders. However, Hut 8’s articles also provide that the directors may appoint one or more directors to hold office until the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected or appointed other than as additional directors.

Directors are elected at the annual meeting of stockholders and persons are not eligible for election or re-election as a director unless such person is nominated by or at the direction of the New Hut Board or by any stockholder who was a stockholder of record at the time of giving the stockholder’s notice, who is entitled to vote at the meeting and who compiled with relevant notice procedures. The nominees receiving the most “for” votes from the holders of shares present or represented by proxy and entitled to vote on the election of directors will be elected.

Vacancies on the Board of Directors
Under the BCBCA, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy under the BCBCA, the remaining directors may fill the vacancy.

Under DGCL, vacancies and newly created directorships may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws.

Under Hut 8’s articles, if as a result of one or more vacancies, the number of directors in office falls below the number required for a quorum, the remaining directors may act only to appoint directors up to that the number and/or call a shareholders’ meeting to fill any or all vacancies among directors and to conduct such other business that may be dealt with at that meeting.

Director Qualifications
The BCBCA provides that a person must not become or act as a director of a company unless that person is an individual who is qualified to do so. An individual is not qualified to become or act as a director of a company if that individual is: (a) under the age of 18 years; (b) found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs, unless a court, in Canada or elsewhere, subsequently finds otherwise; (c) an undischarged bankrupt, or (d) convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud (subject to certain exceptions).
The BCBCA and Hut 8’s articles do not place any

DGCL requires that directors of Delaware corporations be natural persons.
There are no director residency requirements under DGCL comparable to those of the BCBCA, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws.

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residency restrictions on the boards of directors.
Terms of Directors
Hut 8’s articles provide that all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting, but are eligible for re-election or reappointment.

Removal of Directors	Hut 8’s articles allow for the removal of a director by special resolution of the shareholders.
Under DGCL, except in the case of a corporation with a classified board of directors or with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.
In the case of a corporation with a classified board of directors, stockholders may remove a director only for cause, unless the certificate of incorporation otherwise.

Indemnification of Directors and Officers
Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”), against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, if: (i) the individual acted honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; and (ii) in the case of a proceeding other than a civil proceeding, the individual had reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its memorandum or articles, even if it had agreed to do so by an indemnification agreement (provided that the memorandum or articles prohibited indemnification when the indemnification agreement was made). A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any

Under DGCL, a corporation is generally permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, or a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of such action (with certain restrictions applicable to indemnification of expenses in a derivative action), provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. Indemnification determinations for current directors and officers must be made by: (i) a majority of the disinterested directors, even though less than a quorum; (ii) a committee of disinterested directors designated by a majority vote of disinterested directors, even though less than a quorum; (iii) independent legal counsel if there are no disinterested directors or if such directors so direct; or (iv) the stockholders.
DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Under DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors, officers, employees, and agents contingent in certain circumstances upon those individuals’ entering into an undertaking to repay any advances if it is determined ultimately that those individuals are not entitled to be indemnified.

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order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.
As permitted by the BCBCA, Hut 8’s articles require Hut 8 to indemnify a director or officer of Hut 8 and his or her heirs against all eligible penalties (as defined in Hut 8’s articles) to which such person is or may be liable, and Hut 8 must, after the final disposition of an eligible proceeding (as defined in Hut 8’s articles), pay the expenses actually and reasonably incurred by such person in respect of that proceeding to the fullest extent permitted by the BCBCA.
Because Hut 8’s articles require that indemnification be subject to the BCBCA, any indemnification that Hut 8 provides is subject to the same restrictions set out in the BCBCA which are summarized, in part, above.

Interested Director Transactions; Corporate Opportunity
The BCBCA provides that any director or senior officer who has a material interest in a contract or transaction that is material to the company (a “disclosable interest”) must disclose such interest and, if he or she is a director, abstain from voting.

Under Section 144 of DGCL, certain contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable solely because of such interest, provided that one of the following conditions is met:
(i) obtaining majority approval in good faith of the disinterested directors following full disclosure of the material facts; (ii) obtaining majority approval in good faith by the stockholders following full disclosure of the material facts; or (iii) the transaction is fair to the corporation. Under Section 122(17) of DGCL, every corporation has the ability to renounce in its certificate of incorporation or by board action any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specific business opportunities that are presented to the corporation or to the officers, directors or stockholders.

Limitation on Liability of Directors
Under the BCBCA, a director or officer of a company must (i) act honestly and in good faith with a view to the best interests of the company; (ii) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; (iii) act in accordance with the BCBCA and the regulations thereunder; and (iv) subject to
(i) to (iii), act in accordance with the articles of the company. These statutory duties are in addition to duties under common law and equity.
Under the BCBCA, the directors of a company who vote for or consent to a resolution that authorizes the company to (i) carry on any business or exercise any power that it is restricted by its articles from carrying on or exercising or exercise any of its powers in a manner inconsistent with such restrictions and as a result of such act or exercise the company has paid compensation to any person; (ii) pay a commission or allow as discount in violation of the BCBCA to in connection with the sale of share of the company; (iii) pay a dividend, purchase, redeem or otherwise acquire shares in circumstances where the

DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty of care. DGCL does not permit any limitation of the liability of a director for: (i) breaching the duty of loyalty to the corporation or its stockholders; (ii) failing to act in good faith; (iii) engaging in intentional misconduct or a known violation of law; (iv) any transaction in which a director obtains an improper personal benefit from the corporation; or (v) willfully or negligently paying a dividend or approving a redemption or repurchase of shares that was illegal under applicable law.

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company is insolvent, or the payment of the dividend or purchase price or redemption price would render the company insolvent; or (iv) to make a payment or give an indemnity to an indemnifiable person in violation of the BCBCA, are, in each case, jointly and severally liable to restore to the company any amount paid or distributed as a result and not otherwise recovered by the company. In addition, the directors of a company who vote for or consent to a resolution that authorizes the issue of a share that is not fully paid are jointly and severally liable to compensate the company or any shareholder for any losses, damages and costs sustained as a result.

Under the BCBCA, a director is not subject to statutory liability for the above acts if the director relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate or that information or representation was fraudulently made or inaccurate. Further, a director is not liable for certain acts if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

Derivative Actions
Under the BCBCA, a shareholder (including a beneficial shareholder) or director of a company and any person who, in the discretion of the court, is a proper person to make an application to court to prosecute or defend an action on behalf of a company (a derivative action) may, with judicial leave: (i) bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation or (ii) defend, in the name and on behalf of the company, a legal proceeding brought against the company.
Under the BCBCA, the court may grant leave if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the action; (ii) notice of the application for leave has been given to the company and any other person that the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court to be in the interests of the company for the action be brought, prosecuted or defended.
Under the BCBCA, the court upon the final disposition of a derivative action may make any order it determines to be appropriate. In addition, under the BCBCA, a court may order a company to pay the complainant’s interim

Under Section 327 of DGCL, a stockholder bringing a derivative suit must have been a stockholder at the time of the wrong complained of or the stockholder must have received shares in the corporation by operation of law from a person who was such a stockholder at the time of the wrong complained of. In addition, the stockholder must remain a stockholder throughout the litigation. There is no requirement under DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

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costs, including legal fees and disbursements. However, the complainant may be held accountable for the costs on final disposition of the action.
Advance Notification Requirements for Proposals of Shareholders
Under the BCBCA, a proposal may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit such a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the company; or (ii) voting shares whose fair market value is at least $2,000. Such registered or beneficial holder(s) must have held such shares for an uninterrupted period of at least two years immediately prior to the date of the signing of the proposal and such shareholder will not have, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at an annual general meeting, an earlier proposal submitted by such shareholder in response to which the company complied with its obligations under the BCBCA. A proposal under the BCBCA must include the name and address of the person submitting the proposal, the names and addresses of the person’s supporters and the number and class or series of shares of the company, carrying the right to vote at annual general meetings that are owned by such person(s).
If the proposal and a written statement in support of the proposal (if any) are submitted at least three months before the anniversary date the previous annual meeting and the proposal and written statement (if any) meet other specified requirements, then the company must either set out the proposal, including the names and mailing addresses of the submitting person and supporters and the written statement (if any), in the proxy circular of the company or attach the proposal and written statement thereto. If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the company in relation to the same annual general meeting are substantially the same, the company only needs to comply with such requirements in relation to the first proposal received and not any others. The company may also refuse to process a proposal in certain other circumstances including when the directors have called an annual general meeting to be held after the date the proposal is received and have sent a notice of that meeting, when substantially the same proposal was submitted to shareholders in a notice of meeting or an information circular relating to an annual general meeting of shareholders held within five years preceding the receipt of the request and the proposal did not obtain the prescribed level of support or a proposal that deals with matters beyond the company’s power to implement.
If a company refuses to process a proposal, the company
DGCL does not require advance notice for stockholder nominations and proposals, but a Delaware corporation may require such advance notice pursuant to its bylaws.

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will notify the person making such proposal in writing within 21 days after its receipt of the proposal of its decision in relation to the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the company’s decision and a court may restrain the holding of the annual general meeting and make any further order it considers appropriate. In addition, a company or any person claiming to be aggrieved by a proposal may apply to a court for an order permitting or requiring the company to refrain from processing the proposal and the court may make such order as it considers appropriate.

Proxy Access for Shareholder Nominations
The only way for a registered shareholder to nominate directors or propose resolutions is to: (i) nominate the individual, after complying with the advance notice provisions in Hut 8’s articles; (ii) submit a proposal in accordance with BCBCA requirements; or (iii) requisition a meeting in accordance with BCBCA requirements.

Nominations of persons for election to the New Hut Board or the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders by any New Hut stockholder who was a stockholder of record at the time of giving the stockholder’s notice, who is entitled to vote at the meeting and who complied with the required notice procedures. This is the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in New Hut’s notice of meeting of stockholders and proxy statement) before an annual meeting of stockholders.

Inspection of Books and Records
Under the BCBCA, directors and shareholders may, without charge, inspect certain of the records of a company. Former shareholders and directors may also inspect certain of the records, free of charge, but only those records pertaining to the times that they were shareholders or directors.

Under DGCL, any stockholder, in person or by attorney or other agent, may, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom.

Amendment of Governing Documents
Under the BCBCA, a company may amend its articles or notice of articles by (i) the type of resolution specified in the BCBCA, (ii) if the BCBCA does not specify a type of resolution, then by the type specified in the company’s articles, or (iii) if the company’s articles do not specify a type of resolution, then by special resolution. The BCBCA permits many substantive changes to a company’s articles (such as a change in the company’s authorized share structure or a change in the special rights or restrictions that may be attached to a certain class or series of shares) to be changed by the resolution specified in that company’s articles.
Hut 8’s articles provide that certain changes to the Hut 8’s share structure and any creation or alteration of special rights and restrictions to a series or class of shares be done by way of ordinary resolution, provided that, if a right or special right attached to a class or series of shares would be prejudiced or interfered with by such an alteration, the holders of such class or series of shares must approve the alteration by a special separate resolution of those shareholders.

Under Section 242 of DGCL, a corporation’s certificate of incorporation may be amended if: (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and (ii) subject to certain exceptions, the holders of a majority of shares entitled to vote on the matter adopt the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.
In addition, under DGCL, class voting rights exist with respect to amendments to the certificate of incorporation that (i) subject to certain exceptions, increase or decrease the aggregate number of authorized shares of such class, (ii) increase or decrease the par value of the shares of such class, or (iii) adversely affect the terms of the shares of a class, provided that if the amendment adversely affects one or more series of a class but not the entire class, then only the series of shares so affected are entitled to vote. Class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise. Under DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the certificate of incorporation.

SCHEDULE “O”
NEW HUT INCENTIVE PLAN
HUT 8 CORP.
2023 OMNIBUS INCENTIVE PLAN
1.
Purpose of Plan.

The name of the Plan is the Hut 8 Corp. 2023 Omnibus Incentive Plan. The purposes of the Plan are to provide an additional incentive to selected officers, employees, non-employee directors, independent contractors and consultants of the Company or its Affiliates whose contributions are essential to the growth and success of the business of the Company and its Affiliates, in order to strengthen the commitment of such persons to the Company and its Affiliates, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of the Company and its Affiliates. To accomplish such purposes, the Plan provides that the Company may grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Stock Units, Stock Bonuses, Other Stock-Based Awards, Cash Awards or any combination of the foregoing.
2.
Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:
(a)
“Administrator” means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with and subject to Section 3 hereof.

(b)
“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified (for purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such Person through the ownership of voting securities, by agreement or otherwise).

(c)
“Annual Board Retainer” means the annual retainer paid by the Company to a director in a calendar year for service on the Board, including Board committee fees, attendance fees and additional fees and retainers to committee chairs; provided that, for greater clarity, “Annual Board Retainer” shall not include any amounts paid as a reimbursement or allowance for expenses.

(d)
“Award” means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Stock Unit, Deferred Stock Unit, Stock Bonus, Other Stock-Based Award or Cash Award granted under the Plan.

(e)
“Award Agreement” means any written or electronic agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan. Each Participant who is granted an Award shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion. Award Agreements shall also include notices from the Company and a corresponding credit by means of a bookkeeping entry on the books of the Company.

(f)
“Base Price” has the meaning set forth in Section 8(b) hereof.

(g)
“Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(h)
“Black-Out Period” means a period of time when pursuant to any policies of the Company, any securities of the Company may not be traded by certain Persons designated by the Company.

(i)
“Board” means the Board of Directors of the Company.

(j)
“Cash Award” means an Award granted pursuant to Section 13 hereof.

(k)
“Canadian Participant” means a Participant who is a resident of Canada for purposes of the Tax Act or who is granted an Award in respect of, or by virtue of, employment services rendered in Canada; provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Participant.

(l)
“Cause” has the meaning assigned to such term in the Award Agreement or in any individual employment, service or offer letter agreement (“Individual Agreement”) in effect with the Participant or, if there is no such agreement or such Award Agreement or Individual Agreement does not define “Cause,” Cause means, as determined by the Administrator (and subject to applicable law), (i) the commission of an act of fraud or dishonesty by the Participant in the course of the Participant’s employment or service; (ii) the indictment of, or conviction of, or entering of a plea of guilty or nolo contendere by, the Participant for a crime constituting a felony or in respect of any act of fraud or dishonesty; (iii) the commission of an act by the Participant which would make the Participant or the Company (including any of its Subsidiaries or Affiliates) subject to being enjoined, suspended, barred or otherwise disciplined for violation of federal or state securities laws, rules or regulations, including a statutory disqualification; (iv) gross negligence or willful misconduct in connection with the Participant’s performance of the Participant’s duties with the Company (including any Subsidiary or Affiliate for whom the Participant may be employed by at the time) or the Participant’s failure to comply with any of the restrictive covenants to which the Participant is subject; (v) the Participant’s willful failure to comply with any material policies or procedures of the Company as in effect from time to time, provided that the Participant received a copy of such policies or notice that they have been posted on a Company website prior to such compliance failure; or (vi) the Participant’s failure to perform the material duties in connection with the Participant’s position, unless the Participant remedies the failure referenced in this clause (vi) no later than ten (10) days following delivery to the Participant of a written notice from the Company (including any of its Subsidiaries or Affiliates) describing such failure in reasonable detail (provided that the Participant shall not be given more than one opportunity in the aggregate to remedy failures described in this clause (vi)).
(m)
“Change in Capitalization” means any (i) merger, consolidation, conversion, domestication, transfer, continuance, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, Common Stock, or other property), stock split, reverse stock split, subdivision or consolidation, (iii) combination or exchange of shares, or (iv) other change in corporate structure, which, in any such case, the Administrator determines, in its sole discretion, affects the Common Stock such that an adjustment pursuant to Section 5 hereof is appropriate.

(n)
“Change in Control” means an event set forth in any one of the following paragraphs shall have occurred:

(i)
any Person (or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act), is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (I) of paragraph (iii) below;

(ii)
the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least a majority of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;

(iii)
there is consummated a merger, consolidation, conversion, domestication, transfer or continuance of the Company or any direct or indirect Subsidiary, other than (I) a merger, consolidation, conversion, domestication, transfer or continuance (A) which results in the voting securities of the Company outstanding immediately prior to such merger, consolidation, conversion, domestication, transfer or continuance continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving, resulting, converted or domesticated entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, more than fifty percent (50%) of the combined voting power of the securities of the Company or such surviving, resulting, converted or domesticated entity or any parent thereof outstanding immediately after such merger, consolidation, conversion, domestication, transfer or continuance and (B) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors or governing body of the Company, the entity surviving, resulting, converted or domesticated in such merger, consolidation, conversion, domestication, transfer or continuance or, if the Company or the entity surviving, resulting, converted or domesticated in such merger, consolidation, conversion, domestication, transfer or continuance is then a subsidiary, the ultimate parent thereof, or (II) a merger, consolidation, conversion, domestication, transfer or continuance effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities; or

(iv)
the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, for each Award that constitutes deferred compensation under Section 409A of the Code, and to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code.
(o)
“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(p)
“Committee” means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of (i) a “non-employee director” within the meaning of Rule 16b-3 and (ii) any other qualifications required by the applicable stock exchange on which the Common Stock is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee.

(q)
“Common Stock” means the common shares in the capital of the Company.

(r)
“Company” means Hut 8 Corp., a Delaware corporation (or any successor company, except for purposes of the definition of Change in Control).

(s)
“Deferred Stock Unit” means a right, granted pursuant to Section 10 hereof, to receive an amount in cash or Shares (or any combination thereof) equal to the Fair Market Value of a Share, provided that Deferred Stock Units shall only vest, and a Participant is only entitled to settlement or redemption of a Deferred Stock Unit, when the Participant ceases to be any of a director, officer or employee of the Company or any Affiliate of the Company for any reason, including termination, retirement or death.

(t)
“Disability” has the meaning assigned to such term in the Award Agreement or in any Individual Agreement with the Participant or, if any such Award Agreement or Individual Agreement does not define “Disability,” Disability means, with respect to any Participant, that such Participant, as determined by the Administrator in its sole discretion, is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or an Affiliate thereof.

(u)
“Effective Date” has the meaning set forth in Section 21 hereof.

(v)
“Eligible Recipient” means an officer, employee, non-employee director, independent contractor or consultant of the Company or any Affiliate of the Company who has been selected as an eligible participant by the Administrator; provided, however, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, an Eligible Recipient of an Option or a Stock Appreciation Right means any such Person with respect to whom the Company is an “eligible issuer of service recipient stock” within the meaning of Section 409A of the Code.

(w)
“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(x)
“Exercise Price” means, with respect to any Option, the per share price at which a holder of such Option may purchase the Shares issuable upon the exercise of such Option.

(y)
“Fair Market Value” of Common Stock or another security as of a particular date shall mean the fair market value as determined by the Administrator in its sole discretion; provided, however, that except as otherwise determined by the Administrator, (i) if the Common Stock or other security is admitted to trading on a national securities exchange, the fair market value on any date shall be the closing sale price reported on such date, or if no shares were traded on such date, on the last preceding date for which there was a sale of share of Common Stock or other security on such exchange (or, in the event the Common Stock or other security admitted to trading on more than one national securities exchange, the principal securities exchange on which the majority of the trading in the Common Stock or other security occurs), or (ii) if the Common Stock or other security is then traded in an over-the-counter market, the fair market value on any date shall be the average of the closing bid and asked prices for such share of Common Stock or other security in such over-the-counter market for the last preceding date on which there was a sale of such share of Common Stock or other security in such market.

(z)
“Free Standing Right” has the meaning set forth in Section 8(a) hereof.

(aa)
“Good Reason” has the meaning assigned to such term in the Award Agreement or in any Individual Agreement in effect with the Participant or, if there is no such agreement or such Award Agreement or Individual Agreement does not define “Good Reason,” Good Reason means the occurrence of any of the following events without the Participant’s consent (each a “Good Reason Condition”): (i) a material reduction in the Participant’s base salary, except pursuant to an across-the-board reduction similarly affecting substantially all similarly situated employees of the Company or (ii) a requirement that (other than for business-related travel normally required as part of the Participant’s duties) the Participant work primarily from an office or geographic location that is beyond a fifty (50) mile radius from the office or geographic location at which the Participant primarily works as of the Grant

Date (provided that such requirement results in an increase in the Participant’s commute); provided that Good Reason shall be deemed not to have occurred unless (A) the Participant notifies the Company in writing of the first occurrence of the Good Reason Condition within ninety (90) days of the first occurrence of such condition and the Participant’s notice sets forth the facts and circumstances of the alleged Good Reason Condition, (B) the Participant cooperates in good faith with the Company’s efforts, for a period of not less than thirty (30) days following such notice (the “Cure Period”), to remedy the Good Reason Condition, (C) notwithstanding such efforts, the Good Reason Condition continues to exist after the end of the Cure Period and (D) the Participant terminates employment within thirty (30) days after the end of the Cure Period. If the Company cures the Good Reason Condition during the Cure Period, Good Reason shall be deemed not to have occurred.
(bb)
“Incentive Stock Option” means an option to purchase shares of Common Stock granted pursuant to Section 7 hereof that is designated, in the applicable Award Agreement, as an “incentive stock option” within the meaning of Section 422 of the Code and otherwise meets the requirements to be an “incentive stock option” set forth in Section 422 of the Code.

(cc)
“Insider” means a “reporting insider” of the Company as defined in National Instrument 55-104 — Insider Reporting Requirements and Exemptions and includes associates and affiliates (as such terms are defined in Part 1 of the Toronto Stock Exchange Company Manual) of such “reporting insider”;

(dd)
“Nonqualified Option” means an option to purchase shares of Common Stock granted pursuant to Section 7 hereof that is not an Incentive Stock Option.

(ee)
“Option” means either an Incentive Stock Option or a Nonqualified Option.

(ff)
“Other Stock-Based Award” means an Award granted pursuant to Section 10 hereof.

(gg)
“Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority provided for in Section 3 hereof, to receive grants of Awards, and, upon such Eligible Recipient’s death, such Eligible Recipient’s successors, heirs, executors and administrators, as the case may be.

(hh)
“Performance Stock Unit” means a right, granted pursuant to Section 9 hereof, to receive an amount in cash or Shares (or any combination thereof) equal to the Fair Market Value of a Share, which right is made subject to vesting conditions that lapse upon the attainment of a performance goal or goals (and which may require continued service for a specified period or periods.

(ii)
“Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(jj)
“Plan” means this Hut 8 Corp. 2023 Omnibus Incentive Plan, as may be amended and/or restated from time to time.

(kk)
“Plan of Arrangement” means the plan of arrangement implementing the arrangement of Hut 8 Mining Corp. under Division 5 of Part 9 of the Business Corporations Act (British Columbia) pursuant to a business combination agreement dated as of February 5, 2023 by and among the Company, Hut 8 Mining Corp. and U.S. Data Mining Group, Inc..

(ll)
“Related Right” has the meaning set forth in Section 8(a) hereof.

(mm)
“Replacement Hut Options” has the meaning ascribed to the term “Replacement Options” in the Plan of Arrangement.

(nn)
“Restricted Stock” means Shares granted pursuant to Section 9 hereof subject to certain restrictions that lapse at the end of a specified period or periods.

(oo)
“Restricted Stock Unit” means a right, granted pursuant to Section 9 hereof, to receive an amount in cash or Shares (or any combination thereof) equal to the Fair Market Value of a Share subject to certain restrictions that lapse at the end of a specified period or periods.

(pp)
“Rule 16b-3” has the meaning set forth in Section 3(a) hereof.

(qq)
“Securities Act” means the Securities Act of 1933, as amended.

(rr)
“Shares” means shares of Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor security (e.g., pursuant to a merger, consolidation or other reorganization).

(ss)
“Stock Appreciation Right” means the right to receive, upon exercise of the right, the applicable amounts as described in Section 8 hereof.

(tt)
“Stock Bonus” means a bonus payable in fully vested Shares granted pursuant to Section 12 hereof.

(uu)
“Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person.

(vv)
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, each as amended from time to time.

(ww)
“Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be a director, executive officer, employee or consultant of the Company or an Affiliate, (ii) in the event of the termination of the Participant’s employment, or position as director, executive or officer of the Company or an Affiliate, or for a consultant, the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or the Affiliate, as the case may be, and (iii) in the event of a Participant’s death, on the date of death; provided that, in all cases, in applying the provisions of the Plan to Deferred Stock Units granted to a Canadian Participant, the “Termination Date” shall be the date on which the Participant is neither a director, employee, executive or officer of the Company or of any affiliate of the Company (as determined for the purposes of paragraph 6801(d) of the regulations under the Tax Act), subject to the Participant’s minimum statutory entitlements, if any, prescribed by applicable employment or labor standards legislation. For the avoidance of doubt, and except as required by applicable employment standards legislation, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of the termination of a Participant’s employment, or position as director, executive or officer of the Company or an Affiliate, or consultant, that follows or is in respect of a period after the Participant’s last day of actual and active service or retention shall be considered as extending the Participant’s period of service or retention for the purposes of determining their entitlement under the Plan.

(xx)
“Transfer” has the meaning set forth in Section 19 hereof.

(yy)
“U.S. Participant” means a Participant who is subject to taxation in the United States in respect of Awards under the Plan; provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Participant.

3.
Administration.

(a)
The Plan shall be administered by the Administrator and shall be administered in accordance with the requirements of Rule 16b-3 under the Exchange Act (“Rule 16b-3”), to the extent applicable.

(b)
Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(i)
to select those Eligible Recipients who shall be Participants;

(ii)
to determine whether and to what extent Awards are to be granted hereunder to Participants;

(iii)
to determine the number of Shares to be covered by each Award granted hereunder;

(iv)
to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to Restricted Stock or Restricted Stock Units and the conditions under which restrictions applicable to such Restricted Stock or Restricted Stock Units shall lapse, (ii) the performance criteria and periods applicable to Awards, (iii) the Exercise Price of each Option and the Base Price of each Stock Appreciation Right, (iv) the vesting schedule applicable to each Award, (v) the number of Shares or amount of cash or other property subject to each Award and (vi) subject to the requirements of Section 409A of the Code (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating or waiving the vesting schedule or other conditions of such Awards);

(v)
to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Awards;

(vi)
to determine the Fair Market Value in accordance with the terms of the Plan;

(vii)
to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant’s employment or service for purposes of Awards granted under the Plan;

(viii)
to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(ix)
to prescribe, amend and rescind rules and regulations relating to sub-plans or addendums established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws, which rules and regulations may be set forth in an appendix or appendices to the Plan or the applicable Award Agreement; and

(x)
to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c)
Notwithstanding Section 3(b), other than for adjustments made pursuant to Section 5 hereof, the Company may not, without first obtaining the approval of the Company’s stockholders, (i) amend the terms of outstanding Options or Stock Appreciation Rights to reduce the Exercise Price or Base Price, as applicable, of such Options or Stock Appreciation Rights, (ii) cancel outstanding Options or Stock Appreciation Rights in exchange for Options or Stock Appreciation Rights with an Exercise Price or Base Price, as applicable, that is less than the Exercise Price or Base Price of the original Options or Stock Appreciation Rights or (iii) cancel outstanding Options or Stock Appreciation Rights with an Exercise Price or Base Price, as applicable, that is above the current per share stock price, in exchange for cash, property or other securities.
(d)
The Administrator’s determinations under the Plan (including without limitation, the selection of Participants, the form, amount and timing of Awards, the terms and provisions of Awards and the applicable Award Agreements, the modification or amendment of any award and the applicable Award Agreement, and the construction and interpretation of the terms and provisions of the Plan and any Award) need not be uniform and may be made by the Administrator selectively among Eligible Recipients or Participants whether or not such persons are similarly situated.

(e)
All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all Persons, including the Company and the Participants. No member of the Board or the Committee, nor any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

(f)
The Administrator may, in its sole discretion, delegate its authority, in whole or in part, under the Plan (including, but not limited to, its authority to grant Awards under the Plan, other than its authority to grant Awards under the Plan to any Participant who is subject to reporting under Section 16 of the Exchange Act) to one or more officers of the Company, subject to the requirements of applicable law or any stock exchange on which the Shares are traded.

(g)
The Administrator may, in its sole discretion, retain a service provider, at a reasonable expense, to provide administrative agent, registrar, settlement, or similar functions in respect of outstanding Awards and may also delegate such ministerial duties to Company personnel.

4.
Shares Reserved for Issuance; Certain Limitations; Director Compensation Limitation.

(a)
The maximum number of shares of Common Stock reserved and available for issuance under the Plan shall not exceed 6.85% of the number of issued and outstanding shares of Common Stock, from time to time, calculated on a non-diluted basis and subject to adjustment pursuant to Section 5.

(b)
Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any Shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of Shares to the Participant, the Shares with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with the exercise of any Option or Stock Appreciation Right or the payment of any purchase price with respect to any other Award under the Plan, as well as any Shares exchanged by a Participant or withheld by the Company or any Subsidiary to satisfy the tax withholding obligations related to any Award under the Plan, shall not be available for subsequent Awards under the Plan. In addition, (i) to the extent an Award is denominated in Shares, but paid or settled in cash, the number of Shares with respect to which such payment or settlement is made shall again be available for grants of Awards pursuant to the Plan and (ii) Shares underlying Awards that can only be settled in cash shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(c)
No Participant who is a non-employee director of the Company shall be granted Awards during any calendar year that, when aggregated with such non-employee director’s cash fees with respect to such calendar year, exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for the Company’s financial reporting purposes). The Administrator may make exceptions to increase such limit to $1,000,000 for an individual non-employee director in extraordinary circumstances, such as where a non-employee director serves as the non-executive chairman of the Board or lead independent director, or as a member of a special litigation or transactions committee of the Board, as the Administrator may determine in its sole discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation involving such non-employee director.

(d)
With respect to non-employee directors: (i) the Plan will not result at any time in the number of Shares issuable to all non-employee directors exceeding 1% of the issued and outstanding Common Shares at such time; and (ii) the number of Shares issuable to any one non-employee director will be subject to an annual grant limit of C$150,000 worth of Awards (other than Awards granted in lieu of cash fees payable for serving as a non-employee director) and Options, in aggregate, per such non-employee director, of which no more than C$100,000 may be issued in the form of Options.

Compliance with the foregoing limits shall be measured based on the grant date fair value of such awards, as computed in the manner utilized for the Company’s financial statements.
(e)
For so long as the Shares are listed on the Toronto Stock Exchange, the Plan (and any other proposed or established security based compensation arrangements of the Company) will not result in (i) a number of Shares issuable to Eligible Recipients who are Insiders, at any time, exceeding 10% of the issued and outstanding Common Shares at such time, and (ii) a number of Shares issued to Eligible Recipients who are Insiders, within any one-year period, exceeding 10% of the issued and outstanding Common Shares at such time.

5.
Equitable Adjustments.

(a)
In the event of any Change in Capitalization or a Change in Control, an equitable substitution or proportionate adjustment shall be made, in each case, in the manner determined by the Administrator, in its sole discretion, in (i) the aggregate number of Shares reserved for issuance under the Plan pursuant to Section 4(a) hereof, (ii) the kind and number of securities subject to, and the Exercise Price or Base Price of, any outstanding Options and Stock Appreciation Rights granted under the Plan, (iii) the kind, number and purchase price of Shares, or the amount of cash or amount or type of other property, subject to outstanding Restricted Stock, Restricted Stock Units, Stock Bonuses and Other Stock-Based Awards granted under the Plan or (iv) the performance criteria and performance periods applicable to any Awards granted under the Plan; provided, however, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion.

(b)
Without limiting the generality of the foregoing, in connection with a Change in Capitalization or a Change in Control, the Administrator may provide, in its sole discretion, but subject in all events to the requirements of Section 409A of the Code, for the cancellation of any outstanding Award in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the Shares, cash or other property covered by such Award, reduced by the aggregate Exercise Price or Base Price thereof, if any; provided, however, that (i) if the Exercise Price or Base Price of any outstanding Award is equal to or greater than the Fair Market Value of the Shares, cash or other property covered by such Award, the Administrator may cancel such Award without the payment of any consideration to the Participant; and (ii) in the case of any Options or other Awards granted to a Canadian Participant that are subject to section 7 of the Tax Act, the consent of such Participant shall be required to settle such Awards in cash or any property other than Shares.

(c)
The determinations made by the Administrator pursuant to this Section 5 shall be final, binding and conclusive.

6.
Eligibility.

The Participants under the Plan (other than, for the avoidance of doubt, Participants that are granted Replacement Hut Options under the Plan of Arrangement) shall be selected from time to time by the Administrator, in its sole discretion, from those individuals that qualify as Eligible Recipients.
7.
Options.

(a)
General.   Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option, vesting provisions of the Option, and whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option (and in the event the Award Agreement has no such designation, the Option shall be a Nonqualified Option). More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. Notwithstanding anything to the contrary in this Section 7, Replacement Hut Options shall have the terms specified in the Plan of Arrangement.

(b)
Exercise Price.   The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of an Option be less than one hundred percent (100%) of the Fair Market Value of the related Shares on the date of grant. Notwithstanding the foregoing, the Exercise Price of Share issuable under any Replacement Hut Option shall be the exercise price determined in accordance with the Plan of Arrangement for such Replacement Hut Option.

(c)
Option Term.

(i)
The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted. Each Option’s term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement.

(ii)
Should the expiration date for an Option fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the 10th Business Day after the end of the Black-Out Period, such 10th Business Day to be considered the expiration date for such Option for all purposes under the Plan. The 10-Business Day period referred to herein may not be extended by the Administrator. Notwithstanding anything in the Plan to the contrary, (i) Incentive Stock Options shall not be extended as provided in this Section and (ii) Non-Qualified Stock Options shall be extended as provided in this Section only if the exercise of the Non-Qualified Stock Options during the Black-Out Period would violate an applicable federal, state, local or foreign law.
(d)
Exercisability.   Each Option shall be exercisable, subject to applicable Black-Out Periods, at such time or times and subject to such terms and conditions, including the attainment of performance criteria, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. An Option may not be exercised for a fraction of a share.

(e)
Method of Exercise.   Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of whole Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise or a broker-assisted cashless exercise program), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by applicable law or (iv) any combination of the foregoing.

(f)
Incentive Stock Options.   The terms and conditions of Incentive Stock Options granted hereunder shall be subject to the provisions of Section 422 of the Code and the terms, conditions, limitations and administrative procedures established by the Administrator from time to time in accordance with the Plan. At the discretion of the Administrator, Incentive Stock Options may be granted only to an employee of the Company, its “parent corporation” (as such term is defined in Section 424(e) of the Code) or “subsidiary corporation” (as such term is defined in Section 424(f) of the Code). All of the Shares reserved for issuance under the Plan pursuant to Section 4(a) hereof (subject to adjustment as provided in Section 5 hereof) may be granted as Incentive Stock Options.

(i)
Incentive Stock Option Grants to 10% Stockholders.   Notwithstanding anything to the contrary in the Plan, if an Incentive Stock Option is granted to a Participant who owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company, its “parent corporation” (as such term is defined in Section 424(e) of the Code) or “subsidiary corporation” (as such term is defined in Section 424(f) of the Code), the term of the Incentive Stock Option shall not exceed five (5) years from the time of grant of such Incentive Stock Option and the Exercise Price shall be at least one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant.

(ii)
$100,000 Per Year Limitation For Incentive Stock Options.   To the extent the aggregate Fair Market Value (determined on the date of grant) of the Shares for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such excess Incentive Stock Options shall constitute Nonqualified Options.

(iii)
Disqualifying Dispositions.   Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a “disqualifying disposition” of any Share acquired pursuant to the exercise of such Incentive Stock Option. A “disqualifying disposition” is any disposition (including any sale) of such Shares before the later of (i) two years after the date of grant of the Incentive Stock Option and (ii) one year after the date the Participant acquired the Shares by exercising the Incentive Stock Option. The Company may, if determined by the Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Shares.

(g)
No Liability.   Neither the Company nor the Administrator will be liable to a Participant, or to any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code.

(h)
Rights as Stockholder.   Except as provided in the applicable Award Agreement or pursuant to an adjustment pursuant to Section 5, a Participant shall have no rights to dividends, dividend equivalents or distributions or any other rights of a stockholder with respect to the Shares subject to an Option until Shares have been issued with respect to the exercise of the Option.

(i)
Termination of Employment or Service.   In the event of the termination of employment or service by the Company (for any reason other than for Cause) with the Company and all Affiliates thereof of a Participant who has been granted one or more Options, unless otherwise set forth in the Award Agreement granting such Options, the Options held by the Participant shall continue to vest and may be exercised in accordance with its terms at any time, subject to compliance with applicable Black-Out Periods, during the period that terminates on the earlier of:

(i)
the 30th day after the termination of Participant’s Termination Date; and

(ii)
the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of employment or service with the Company and all Affiliates is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable.

For the avoidance of doubt, notwithstanding the foregoing the expiry date of any Replacement Hut Option, including in connection with the termination of employment or service of the relevant Participant, shall be as specified in the Plan of Arrangement.
(j)
Extension of Termination Date.   An Award Agreement may also provide that if the exercise of the Option following the Participant’s Termination Date for any reason would be prohibited at any time because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act or any other state, federal, or provincial securities law or the rules of any stock exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option as set forth in the Award Agreement; or (b) the expiration of a period that is 30 days after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

(k)
Other Change in Employment or Service Status.   An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment status or service status of a Participant, in the discretion of the Administrator, subject to applicable law.

8.
Stock Appreciation Rights.

(a)
General.   Stock Appreciation Rights may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Option granted under the Plan (“Related Rights”). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made, the number of Shares to be awarded, the Base Price, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b)
Base Price.   Each Stock Appreciation Right shall be granted with a base price (above which the Participant is eligible for payment in Shares or cash, subject to the terms of the Plan and the Award Agreement for such Stock Appreciation Right (such amount, the “Base Price”)) that is not less than one hundred percent (100%) of the Fair Market Value of the related Shares on the date of grant.

(c)
Rights as Stockholder.   Except as provided in the applicable Award Agreement or pursuant to adjustment under Section 5, a Participant shall have no rights to dividends, dividend equivalents or distributions or any other rights of a stockholder with respect to the Shares, if any, subject to a Stock Appreciation Right until Shares have been issued in respect of the Stock Appreciation Right.

(d)
Exercisability.

(i)
Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(ii)
Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 hereof and this Section 8.

(e)
Consideration Upon Exercise.

(i)
Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of whole Shares equal in value to (i) the excess of the Fair Market Value of a share of Common Stock as of the date of exercise over the Base Price per share specified in the Free Standing Right, multiplied by (ii) the number of Shares in respect of which the Free Standing Right is being exercised (rounded down to the nearest whole Share).

(ii)
A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to (i) the excess of the Fair Market Value of a share of Common Stock as of the date of exercise over the Exercise Price specified in the related Option, multiplied by (ii) the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(iii)
Notwithstanding the foregoing, except as provided in the applicable Award Agreement the Administrator may determine to settle the exercise of a Stock Appreciation Right in cash (or in any combination of whole Shares and cash).

(f)
Termination of Employment or Service.

(i)
In the event of the termination of employment or service by the Company (for any reason other than for Cause) with the

Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, unless otherwise set forth in the Award Agreement granting such Free Standing Rights, the Free Standing Rights held by the Participant may be exercised in accordance with its terms at any time, subject to compliance with applicable Black-Out Periods, during the period that terminates on the earlier of:
(A)
30th day after the termination of the Participant’s Termination Date; and

(B)
the expiration of the term of the Free Standing Rights as set forth in the Award Agreement; provided that, if the termination of employment or service with the Company and all Affiliates is by the Company for Cause, all outstanding Free Standing Rights (whether or not vested) shall immediately terminate and cease to be exercisable.

(ii)
In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(g)
Term.

(i)
The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(ii)
The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted (or such shorter period as is applicable to the related Option).

(h)
Other Change in Employment or Service Status.   Stock Appreciation Rights shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment status or service status of a Participant, in the discretion of the Administrator.

9.
Restricted Stock, Restricted Stock Units, and Performance Stock Units.

(a)
General.   Restricted Stock, Restricted Stock Units and Performance Stock Units may be issued under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Stock, Restricted Stock Units and Performance Stock Units shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Stock, Restricted Stock Units or Performance Stock Units; the period of time prior to which Restricted Stock or Restricted Stock Units become vested and free of restrictions on Transfer and/or the performance goals applicable to Performance Share Units (the “Restricted Period”); the applicable performance criteria for Performance Stock Units (if any); and all other conditions of the Restricted Stock, Restricted Stock Units and Performance Stock Units. If the restrictions, performance criteria and/or conditions established by the Administrator are not attained, a Participant shall forfeit the Participant’s Restricted Stock, Restricted Stock Units or Performance Stock Units, as the case may be, in accordance with the terms of the grant, unless otherwise determined by the Administrator. Notwithstanding the foregoing:

(i)
the date on which a particular Restricted Stock Unit awarded to a Canadian Participant may vest (including if such date is an indeterminate date on which any performance criteria are satisfied) shall in all cases be required to be no later than December 15th of the calendar year which is three (3) years after the calendar year in which the Restricted Stock Unit is granted, and Shares (either in certificated or uncertificated form) or cash, as applicable, shall promptly be issued or paid to the Participant before the end of such calendar year; and

(ii)
Restricted Stock may not be issued to Canadian Participants unless specifically determined by the Administrator and consented to by the Participant.

(b)
Awards and Certificates.

(i)
Except as otherwise provided in Section 9(b)(iii) hereof, (i) each Participant who is granted an Award of Restricted Stock may, in the Company’s sole discretion, be issued a stock certificate in respect of such Restricted Stock; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award. The Company may require that the stock certificates, if any, evidencing Restricted Stock granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Stock, the Participant shall have delivered a stock transfer form, endorsed in blank, relating to the Shares covered by such award. Certificates for shares of unrestricted Common Stock may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Stock.

(ii)
With respect to an Award of Restricted Stock Units or Performance Stock Units to be settled in Shares, at the expiration of the Restricted Period, stock certificates in respect of the Shares underlying such Restricted Stock Units or Performance Stock Units will be delivered to the Participant, or the Participant’s legal representative, in a number equal to the number of Shares underlying the Award of Restricted Stock Units or Performance Stock Units.

(iii)
Notwithstanding anything in the Plan to the contrary, any Restricted Stock or Restricted Stock Units or Performance Stock Units to be settled in Shares (at the expiration of the Restricted Period) may, in the Company’s sole discretion, be issued in uncertificated form.

(iv)
Further, notwithstanding anything in the Plan to the contrary, with respect to Restricted Stock Units or Performance Stock Units, at the expiration of the Restricted Period, Shares (either in certificated or uncertificated form) or cash, as applicable, shall promptly be issued to the Participant, unless otherwise deferred in accordance with procedures established by the Company in accordance with Section 409A of the Code, and such issuance or payment shall in any event be made no later than March 15th of the calendar year following the year of vesting or within such other period as is required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code.

(c)
Restrictions and Conditions.   The Restricted Stock and Restricted Stock Units or Performance Stock Units granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Section 409A of the Code where applicable, thereafter:

(i)
The Award Agreement may provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as set forth in the Award Agreement, including, but not limited to, the attainment of certain performance related goals in the case of Performance Stock Units, the Participant’s termination of employment or service with the Company or any Affiliate thereof, or the Participant’s death or Disability. Upon a Change in Control, the outstanding Awards shall be subject to Section 14 hereof.

(ii)
Except as provided in the applicable Award Agreement and subject to the rules and policies of the Toronto Stock Exchange, the Participant shall generally have the rights of a stockholder of the Company with respect to shares of Restricted Stock during the Restricted Period, including the right to vote such shares and to receive any dividends declared with respect to such shares. Except as provided in the applicable Award Agreement, the Participant shall not have the rights of a stockholder with respect to shares of Common Stock subject to Restricted Stock Units or Performance Stock Units during the Restricted Period; provided, however, that, subject to Section 409A of the Code, an amount equal to any dividends declared during the Restricted Period with respect to the number of Shares covered by Restricted Stock Units or Performance Stock Units may, to the extent set forth in an Award Agreement, be provided to the Participant. Notwithstanding the foregoing, any dividend or dividend equivalent awarded with respect to Restricted Stock, Restricted Stock Units or Performance Stock Units shall, unless otherwise set forth in an applicable Award Agreement, be subject to the same restrictions, conditions and risks of forfeiture as the underlying Restricted Stock, Restricted Stock Units or Performance Stock Units.

(d)
Termination of Employment or Service.   The rights of Participants granted Restricted Stock, Restricted Stock Units or Performance Stock Units upon termination of employment or service with the Company and all Affiliates thereof for any reason during the Restricted Period, unless otherwise set forth in the Award Agreement granting such Restricted Stock or Restricted Stock Units, shall terminate on the Participant’s Termination Date.

(e)
Form of Settlement.

(i)
The Administrator reserves the right in its sole discretion to provide (either at or after the grant thereof) that any Restricted Stock Unit or Performance Stock Unit represents the right to receive the amount of cash per unit that is determined by the Administrator in connection with the Award.

(ii)
Except as otherwise provided in the related Award Agreement, each Restricted Stock Unit or Performance Stock Units shall automatically, irrespective of Black-Out Periods and without requiring any further action by the Corporation or the holder thereof, be settled (A) in the case of Restricted Stock Units or Performance Stock Units settled in cash, on the date on which all applicable vesting conditions and, if applicable, all performance criteria (if any) are satisfied, and (B) in the case of Restricted Stock Units or Performance Stock Units settled in Shares, on the first Business Day following the date on which all applicable vesting conditions and, if applicable, all performance criteria (if any) are satisfied.

(iii)
Where the settlement of a Restricted Stock Unit or Performance Stock Unit is made by way of Shares, and tax withholdings and other source deductions are satisfied by withholding and selling a portion of such Shares (the “Withheld Shares”) pursuant to Section 18(c), for Canadian income tax reporting purposes the value of the Shares received by the Participant in settlement of such Restricted Stock Units or Performance Stock Units shall be determined with reference to the average gross proceeds per Share received from the sale of the Withheld Shares pursuant to Section 18(c), and not with reference to the Fair Market Value.

10.
Deferred Stock Units

(a)
General.   Deferred Stock Units may be issued under the Plan. The Administrator shall, subject to the requirements of paragraph 6801(d) of the regulations to the Tax Act, determine the Eligible Recipients to whom, and the time or times at which, Deferred Stock Units shall be made; the number of Shares to be awarded; the relevant conditions and vesting provisions for such Deferred Stock Units; and all other conditions of the Deferred Stock Units that are not inconsistent with the terms of the Plan. A

Deferred Stock Unit is an Award attributable to a Participant’s duties of an office, directorship or employment and that, upon settlement, entitles the recipient Participant to receive one (1) Share, the Cash Equivalent of one (1) Share, or a combination thereof, as determined by the Company in its sole discretion, which entitlement shall be expressly set out in the applicable Award Agreement.
For greater certainty, the aggregate of all amounts, each of which may be received by or in respect of a Participant in respect of a Deferred Stock Unit, shall depend, at all times, on the Fair Market Value of Shares at a time within the period that commences one year before such Participant’s Termination Date and ends at the time the amount is received.
For greater certainty, no Participant or any Person with whom such Participant does not deal at arm’s length, as determined for the purposes of the Tax Act, shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Fair Market Value of Shares. No Deferred Stock Units shall be granted hereunder for such purpose.
(b)
Board Retainer Deferred Stock Units.

(i)
An Eligible Recipient who is a director of the Company may elect (subject to the approval of the Administrator no later than December 31st of the calendar year immediately preceding the calendar year to which such election is to apply), irrevocably and in advance, by filing an election notice (the “Election Notice”), to have an amount (the “Elected Amount”) up to 100% of the value of his or her Annual Board Retainer be satisfied in the form of Deferred Stock Units (“Board Retainer Deferred Stock Units”). In the case of an existing director, the election must be completed, signed and delivered to the Company no later than December 15th of the calendar year immediately preceding the calendar year to which such election is to apply. In the case of a new director, the election must be completed, signed and delivered to the Company as soon as possible, and, in any event, no later than 30 days, after the director’s appointment (subject to the approval of the Administrator within such 30-day period), with such election to be effective for amounts of Annual Board Retainer to be paid after the date of the election for services to be performed subsequent to the date of such Election Notice. For the first year of this Section 10(b) becoming part of the Plan, directors must make such election as soon as possible, and, in any event, no later than 30 days, after adoption of the Plan containing this Section 10(b) and the election shall be effective for amounts of Annual Board Retainer to be paid after the date of the election for services to be performed subsequent to the date of such Election Notice. If no election is validly made or exists in respect of a particular calendar year, the new or existing director will be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(ii)
Notwithstanding Section 10(b)(i), if the Board authorizes a resolution that the Eligible Recipients shall be credited with Board Retainer Deferred Stock Units in lieu of all or a minimum amount of the Annual Board Retainer, then the Eligible Recipients shall be obliged to accept such Board Retainer Deferred Stock Units as payment of such amounts otherwise payable to an Eligible Recipient.

(iii)
The Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time (and in any case no later than December 15th of the calendar year immediately preceding the calendar year to which the election relates), designate the Elected Amount as a percentage of the Annual Board Retainer for the applicable calendar year that is to be satisfied in the form of Board Retainer Deferred Stock Units, with the remaining percentage to be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(iv)
In the event that an Elected Amount would result in the granting of a fractional number of Board Retainer Deferred Stock Units, the number of Board Retainer Deferred Stock Units that are to be granted in respect of such Elected Amount shall automatically, and without requiring any action on the part of the applicable Eligible Recipient, be rounded up to the nearest whole number of Board Retainer Deferred Stock Units.

(v)
Any Election Notice shall, once delivered to the Company, be irrevocable in respect of the calendar year in which it was made.

(vi)
Each director that has filed a valid Election Notice or who is entitled to receive Deferred Stock Units in accordance with Section 10(b)(ii) shall be credited with a number of Board Retainer Deferred Stock Units equal to the portion of the Annual Board Retainer corresponding to the Elected Amount divided by the Fair Market Value as of the corresponding Deferred Stock Unit Grant Date. Board Retainer Deferred Stock Units for any calendar year will be credited to each electing director in equal portions on the last Business Day of each fiscal quarter during the calendar year to which the applicable director’s Elected Amount relates (each such date being a “Deferred Stock Unit Grant Date”) without requiring any further action on the part of the applicable director; provided that if the division of such Board Retainer Deferred Stock Units into equal amounts of Board Retainer Deferred Stock Units would result in a fractional number of Board Retainer Deferred Stock Units being credited to a director on any Deferred Stock Unit Grant Date, the number of Board Retainer Deferred Stock Units that are to be credited to the applicable director on such Deferred Stock Unit Grant Date shall automatically, and without requiring any action on the part of the applicable Eligible Recipient, be rounded up to the nearest whole number of Board Retainer Deferred Stock Units and the number of Board Retainer Deferred Stock Units that are to be credited to the applicable director on the immediately succeeding Deferred Stock Unit Grant Date shall automatically, and without requiring any action on the part of the applicable Eligible Recipient, be reduced on a corresponding basis.

(vii)
In the absence of an Eligible Recipient delivering to the Company a new Election Notice, within the time specified in Section 10(b)(i), in respect of the following calendar year, the Eligible Recipient’s Election Notice shall remain in effect for subsequent calendar years until terminated or changed by the Eligible Recipient. No Eligible Recipient shall be entitled to file more than one Election Notice for any calendar year unless specifically authorized by resolution of the Board.

(viii)
Any Board Retainer Deferred Stock Units granted to an Eligible Recipient to satisfy an Elected Amount pursuant to this Section 10(b) or in accordance with a resolution of the Board as set forth in Section 10(b)(ii) shall vest in full upon being credited to the applicable Eligible Recipient but will not become payable until the applicable date specified in the Deferred Stock Unit Redemption Notice delivered, or deemed to have been delivered, by the holder thereof to the Company in accordance with the Plan.

(c)
Redemption of Deferred Stock Units.

(i)
Each Participant that holds Deferred Stock Units shall be entitled to redeem his or her Deferred Stock Units on up to two specified dates during the period commencing on the Business Day immediately following his or her Termination Date and ending on December 15th of the first calendar year following such Termination Date, or any shorter redemption period set out in the relevant Award Agreement, by (subject to the appointment of a third party administrator and the implementation of the required procedures of such third party administrator) delivering to the Company a written notice of election (the “Deferred Stock Unit Redemption Notice”), in advance of the applicable Participant’s Termination Date and on a date that is not during a Black-Out Period, indicating (a) the Participant’s election to have their Deferred Stock Units redeemed on one or more particular dates, (b) the desired date(s) of settlement, and (c) the number of Deferred Stock Units desired to be settled on such date(s); provided that such desired date(s) of settlement shall not be permitted to be during a Black-Out Period unless the desired date that is during a Black-Out Period is no less than 30 days following the date of the Deferred Stock Unit Redemption Notice delivered by the Participant in question.

(ii)
Each Deferred Stock Unit shall be settled in the manner set out in the applicable Award Agreement, which manner of settlement shall be: (i) by way of payment of the cash equivalent of the Fair Market Value of one Share as of the date of settlement; (ii) by way of the issuance of one Share issued from treasury; or (iii) by way of payment and issuance, as applicable, of a combination of cash and Shares.

(iii)
Subject to Section 10(c)(iv), settlement of Deferred Stock Units shall take place as soon as commercially and reasonably possible following the date(s) specified or deemed to be specified in the Deferred Stock Unit Redemption Notice, and in all events prior to December 20th of the calendar year following the calendar year that includes the Participant’s Termination Date.

(iv)
If in the opinion of the Board, a Participant is in possession of material undisclosed information regarding either or both of the Company and the Shares on the date specified or deemed to be specified in the Deferred Stock Unit Redemption Notice, the settlement of such Participant’s Deferred Stock Units shall be postponed until the earliest of the date on which (i) the Board is satisfied the Participant is no longer in possession of any such material undisclosed information, or (ii) December 20th of the year following the year of the Participant’s Termination Date. Notwithstanding the foregoing, in the event that a Participant receives Shares in satisfaction of an Award during a Black-Out Period, the Company shall advise such Participant of the same in writing and such Participant shall not be entitled to sell or otherwise dispose of such Shares until such Black-Out Period has expired.

(v)
Notwithstanding any other provision of the Plan:

(A)
no payment shall be made in respect of a Deferred Stock Unit until after the Participant’s Termination Date; and

(B)
all amounts payable to, or in respect of, a Participant hereunder shall be paid on or before December 31st of the calendar year commencing immediately after the Participant’s Termination Date.

(C)
the following provisions apply to U.S. Participants: (i) if a U.S. Participant is to be given an ability to elect the time of settlement of his Deferred Stock Units, such election may only allow the U.S. Participant to choose a time of settlement that complies with Section 409A of the Code, (ii) for purposes of any payments to be made on a U.S. Participant’s Termination Date, such Termination Date must be the date of the U.S. Participant’s “separation from service” within the meaning of Section 409A of the Code (“Separation from Service”) and such payments must be made within 60 days of such U.S. Participant’s Termination Date, such date during such period determined by the Company in its sole discretion, and (iii) the provisions of Section 10(c)(i) and 10(c)(iv) shall not apply.

(D)
if the Deferred Stock Units of a U.S. Participant are subject to tax under both the income tax laws of Canada and the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under Code Section 409A and/or under paragraph 6801(d) of the regulations under the Tax Act, that may result because of the different requirements as the time of redemption of Deferred Stock Units (and thus the time of taxation) with respect to a U.S. Participant’s Separation from

Service and the U.S. Participant’s Termination Date under Canadian tax law. The intended consequence of this Section 10(c)(v)(D) is that payments to such U.S. Participant in respect of Deferred Stock Units will only occur if such U.S. Participant’s cessation of services to the Company or an Affiliate constitutes both a Separation from Service and a Termination Date. If such a U.S. Participant does not experience both a Separation from Service and a Termination Date such Deferred Stock Units shall be immediately and irrevocably forfeited.
(d)
Deemed Deferred Stock Unit Redemption Notice and Settlement of Deferred Stock Unit Awards.

(i)
If a Deferred Stock Unit Redemption Notice is not received by the Company on or before a Participant’s Termination Date or the Deferred Stock Unit Redemption Notice does not specify a date or dates within the time period noted in Section 10(c)(i), the Participant shall be deemed to have delivered a Deferred Stock Unit Redemption Notice specifying the Business Day immediately following his or her Termination Date as the desired date of settlement for all Deferred Stock Units held thereby. For Deferred Stock Units subject to Section 409A of the Code, in the event a Participant has not timely delivered a valid Election Notice, the Participant shall be deemed to have delivered a Deferred Stock Unit Redemption Notice specifying the Business Day immediately following the date of his or her Separation From Service as of the desired date of settlement for all Deferred Stock Units held thereby.

(ii)
Each Deferred Stock Unit shall automatically, and without requiring any further action on the part of the holder thereof, be settled on the applicable date specified in the Deferred Stock Unit Redemption Notice delivered, or deemed to have been delivered, by the holder thereof to the Company.

(iii)
Where the settlement of a Deferred Stock Unit is made by way of cash, the calculation of the amount to which the holder thereof is entitled shall be made as of the date specified or deemed to be specified in the Deferred Stock Unit Redemption Notice. All amounts payable, whether in cash or Shares, shall be net of any applicable withholding taxes or other source deductions.

(e)
Deferred Stock Unit Award Agreements.   Award Agreements in respect of Deferred Stock Units shall contain such terms that may be considered necessary in order that the Deferred Stock Unit will comply with any provisions respecting deferred share units in the Tax Act (including such terms and conditions so as to ensure that the Deferred Stock Units granted to Canadian Participants do not constitute a “salary deferral arrangement” as defined in subsection 248(1) of the Tax Act by reason of the exemption in paragraph 6801(d) of the regulations to the Tax Act) or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company.

(f)
Award of Dividend Equivalents.   Dividend equivalents may, as determined by the Board in its sole discretion, be awarded in respect of Deferred Stock Units on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend equivalents, if any, will be credited to the Participant in additional Deferred Stock Units, the number of which shall be equal to a fraction where the numerator is the product of (i) the number of Deferred Stock Units of such Participant on the date that dividends are paid multiplied by (ii) the dividend paid per Share and the denominator of which is the Fair Market Value of one Share calculated on the date that dividends are paid. Any additional Deferred Stock Units credited to a Participant as a dividend equivalent pursuant to this Section 10(f) shall be subject to the same terms and conditions, including vesting conditions, and time of payment, as the underlying Deferred Stock Unit Award.

11.
Other Stock-Based Awards.

Subject to the rules and policies of the Toronto Stock Exchange, other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including but not limited to dividend equivalents, may be granted either alone or in addition to other Awards (other than in connection with Options or Stock Appreciation Rights) under the Plan. Any dividend or dividend equivalent awarded hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as the underlying Award. Subject to the provisions of the Plan, the Administrator shall have sole and complete authority to determine the individuals to whom and the time or times at which such Other Stock-Based Awards shall be granted, the number of Shares to be granted pursuant to such Other Stock-Based Awards, or the manner in which such Other Stock-Based Awards shall be settled (e.g., in Shares, cash or other property), or the conditions to the vesting and/or payment or settlement of such Other Stock-Based Awards (which may include, but not be limited to, achievement of performance criteria) and all other terms and conditions of such Other Stock-Based Awards.
12.
Stock Bonuses.

In the event that the Administrator grants a Stock Bonus, the Shares constituting such Stock Bonus shall, as determined by the Administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Stock Bonus is payable.
13.
Cash Awards.

The Administrator may grant Awards that are payable solely in cash, as deemed by the Administrator to be consistent with the purposes of the Plan, and such Cash Awards shall be subject to the terms, conditions, restrictions and limitations determined by the Administrator, in its sole discretion, from time to time. Cash Awards may be granted with value and payment contingent upon the achievement of performance criteria.

14.
Change in Control Provisions.

Except as provided in the applicable Award Agreement, in the event that (a) a Change in Control occurs and (b) either (x) an outstanding Award is not assumed or substituted in connection therewith or (y) an outstanding Award is assumed or substituted in connection therewith and the Participant’s employment or service is terminated by the Company, its successor or an Affiliate thereof without Cause on or after the effective date of the Change in Control but prior to twelve (12) months following the Change in Control, then:
(a)
any unvested or unexercisable portion of any Award carrying a right to exercise shall become fully vested and exercisable with respect to any purely time-based conditions;

(b)
the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan shall lapse with respect to any purely time-based conditions and such Awards shall be deemed fully vested with respect to any purely time-based conditions; and

(c)
any performance conditions imposed with respect to any Award shall be deemed to be achieved at the greater of target and actual performance levels (as determined by the Administrator in its discretion) and any Awards (or portion thereof) that remain unvested or unexercisable shall be forfeited.

For purposes of this Section 14, an outstanding Award shall be considered to be assumed or substituted for if, following the Change in Control, the Award remains subject to substantially the same terms and conditions that were applicable to the Award immediately prior to the Change in Control except that, if the Award related to Shares, the Award instead confers the right to receive common equity of the acquiring entity or its direct or indirect parent (or cash or such other security as may be determined by the Administrator, in its discretion). The provisions of this Section 14 shall also apply in the event of the termination of a Participant’s employment for Good Reason on or after the effective date of the Change in Control but prior to twelve (12) months following the Change in Control, but only to the extent specifically provided in the applicable Award Agreement.
15.
Voting Proxy.

The Company reserves the right to require the Participant, to the fullest extent permitted by applicable law, to appoint such Person as shall be determined by the Administrator in its sole discretion as the Participant’s proxy with respect to all applicable unvested Awards of Restricted Stock which the Participant may be the record holder of from time to time to (A) attend all meetings of the holders of the shares of Common Stock, with full power to vote and act for the Participant with respect to such Awards in the same manner and extent that the Participant might were the Participant personally present at such meetings, and (B) execute and deliver, on behalf of the Participant, any written consent in lieu of a meeting of the holders of the shares of Common Stock in the same manner and extent that the Participant might but for the proxy granted pursuant to this sentence.
16.
Amendment and Termination.

(a)
The Administrator may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would impair the rights of a Participant under any outstanding Award without such Participant’s consent. Unless the Board determines otherwise, the Board shall obtain approval of the Company’s stockholders for any amendment to the Plan that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the Common Stock is traded or other applicable law. The Administrator may amend the terms of any outstanding Award, prospectively or retroactively, but, subject to Section 5 hereof, no such amendment shall impair the rights of any Participant without the Participant’s consent; provided that the Administrator may amend the terms of any such Award to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Award to any applicable law, government regulation or stock exchange listing requirement relating to such Award (including, but not limited to, Section 409A of the Code), and by accepting an Award under this Plan, the Participant thereby agrees to any amendment made pursuant to this Section 16 to such Award (as determined by the Administrator) without further consideration or action.

(b)
Notwithstanding Section 16(a), other than for adjustments made pursuant to Section 5 hereof, the Administrator shall be required to obtain stockholder approval to make the following amendments:

(i)
Any amendment to increase the maximum number of shares of Common Stock reserved for issuance under the Plan;

(ii)
Any amendment to the terms of outstanding Options, Stock Appreciation Rights, or other entitlements to reduce the Exercise Price or Base Price, as applicable, of such Options, Stock Appreciation Rights, or other entitlements;

(iii)
Any cancellation of outstanding Options, Stock Appreciation Rights, or other entitlements in exchange for Options, Stock Appreciation Rights, or other entitlements with an Exercise Price or Base Price, as applicable, that is less than the Exercise Price or Base Price of the original Options, Stock Appreciation Rights, or other entitlements;

(iv)
Any cancellation of outstanding Options, Stock Appreciation Rights, or other entitlements with an Exercise Price that is less than one hundred percent (100%) of the Fair Market Value of the related Shares in exchange for cash or Cash Awards;

(v)
Any amendment that extends the term of outstanding Options or Stock Appreciation Rights or any other Awards beyond the original expiry;

(vi)
Any amendments to eligible Participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;

(vii)
Any amendment which would permit Options and Awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

(viii)
Amendments to the plan amendment provisions.

17.
Unfunded Status of Plan.

The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.
18.
Withholding Taxes.

(a)
Notwithstanding any other provision of the Plan, all distributions, issuances or delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable tax withholdings and other source deductions. Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Company regarding payment of, an amount in respect of such taxes up to the maximum statutory rates in the Participant’s applicable jurisdiction with respect to the Award, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Without limiting the foregoing:

(i)
Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto as determined by the Company.

(ii)
Unless otherwise determined by the Administrator, subject to compliance with relevant Black-Out Periods and applicable law, if the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then the withholding obligation shall be satisfied by the sale by the Company, the Company’s transfer agent and registrar or any administrative agent or trustee appointed by the Company, on behalf of and as agent for the Participant as soon as permissible and practicable, of such number of Shares as would be required for the proceeds of such sale to amount to no less than the sum of the values of the applicable tax required to be withheld and the other source deductions required to be made by the Company, which proceeds shall be delivered to the Company for remittance of the applicable amounts to the appropriate governmental authorities.

(iii)
The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Award as determined by the Company. Without limiting the foregoing, in the Company may implement special administrative procedures to withhold additional shares of Common Stock in respect of a Participant’s withholding obligations in instances where the Administrator determines that a “sell-to-cover” arrangement has not yielded sufficient proceeds to satisfy the applicable withholding obligation. Such procedures shall be implemented in a manner intended to constitute exempt dispositions for purposes of any Participant who is subject to reporting under Section 16 of the Exchange Act. Any delivery obligations of the Company hereunder may be made subject to such administrative procedures, in the discretion of Administrator and notwithstanding anything herein to the contrary (but subject to Section 29 hereof).

19.
Transfer of Awards.

Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan or an Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing, directly or indirectly, by operation of law or otherwise (each, a “Transfer”) will be valid. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio, and shall not create any obligation or liability of the Company, and any Person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of any Shares or other property underlying such Award. An Option or Stock Appreciation Right may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant’s guardian or legal representative.
20.
Continued Employment or Service.

Neither the adoption of the Plan nor the grant of an Award hereunder shall confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the

Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time. References in this Plan to “employment”, “employees” or similar/related terms or concepts shall be construed to include “partnerships,” “partners” or similar/related terms or concepts where an individual’s relationship with the Company or its Affiliates is based on their status being that of a partner of a partnership rather than as an employee. Any wording amendments necessary to give effect to such intent shall be implied into this Plan but shall not serve to imply an employment relationship between (i) the Company or its Affiliates; and (ii) an individual, where such an employment relationship did not exist previously.
21.
Effective Date.

The Plan was adopted by the Board on [   •   ] [   •   ], 2023, and shall become effective without further action as of the date that it is approved by the Company’s stockholders (the “Effective Date”).
22.
Term of Plan.

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.
23.
Securities Matters and Regulations.

(a)
Notwithstanding anything herein to the contrary, the obligation of the Company to sell or deliver Common Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. The Administrator may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Administrator, in its sole discretion, deems necessary or advisable.

(b)
Each Award is subject to the requirement that, if at any time the Administrator determines that the listing, registration or qualification of Common Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Common Stock, no such Award shall be granted or payment made or Common Stock issued, in whole or in part, unless such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

(c)
In the event that the disposition of Common Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Common Stock shall be restricted against Transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a Participant receiving Common Stock pursuant to the Plan, as a condition precedent to receipt of such Common Stock, to represent to the Company in writing that the Common Stock acquired by such Participant is acquired for investment only and not with a view to distribution.

24.
No Fractional Shares.

No fractional Shares shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.
25.
Beneficiary.

A Participant may file with the Administrator a written designation of a beneficiary on such form as may be prescribed by the Administrator and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant’s estate shall be deemed to be the Participant’s beneficiary.
26.
Paperless Administration.

In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.
27.
Severability.

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.
28.
Clawback.

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement). A Participant receiving an Award under the Plan shall be deemed to have acknowledged and agreed to the application of any such policy or policies.
29.
Section 409A of the Code.

The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and operated in accordance therewith. Any deferral elections made hereunder by U.S. Participants shall be required to be made in a manner which complies with the requirements of Section 409A, notwithstanding anything herein to the contrary. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a “separation from service” from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or upon the Participant’s death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Administrator shall have the sole authority to make any accelerated distributions permissible under Treas. Reg. Section 1.409A-3(j)(4) to Participants with respect to any deferred amounts, provided that such distributions meets the requirements of Treas. Reg. Section 1.409A-3(j)(4). The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.
30.
Governing Law.

The Plan, and all claims, causes of action, actions, suits, and proceedings (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Plan, or the negotiation, execution or performance of this Plan (including any claim, cause of action, action, suit, or proceeding based upon, arising out of, or related to any transaction contemplated by this Plan, any representation or warranty made in or in connection with this Plan, or as an inducement to enter into this Plan or accept an Award), shall be governed by, enforced in accordance with, and construed in accordance with the laws of the State of Delaware, including its statutes of limitations, without giving effect to the principles of conflicts of law of such state that would result in the application of the statute of limitations of any other jurisdiction.
31.
Titles and Headings.

The titles and headings of the sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.
32.
Successors.

The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation, conversion, domestication, transfer, continuance or other reorganization of the Company.
33.
Relationship to Other Benefits.

No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

SCHEDULE “P”
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma combined financial statements are provided to aid you in your analysis of the financial aspects of the Business Combination.
The unaudited pro forma combined financial statements have been prepared based on the USBTC, Hut 8 and New Hut historical financial statements as adjusted to give effect to the Business Combination. The unaudited combined pro forma statement of financial position gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2023. The unaudited pro forma combined statements of comprehensive income for the nine months ended March 31, 2023, and for the year ended June 30, 2022, give effect to the Business Combination as though it had occurred on July 1, 2021.
The unaudited pro forma combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the New Hut’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. In December 2022, USBTC acquired from Compute North their entire membership interests in TZRC LLC, which we refer to as the King Mountain JV, which represented 50% of all issued and outstanding membership interests in the King Mountain JV. In exchange for the interest, USBTC paid $10.0 million in cash and assumed the King Mountain JV Senior Note with a fair value estimate of approximately $95.1 million and assumed a PMA with an estimated fair value of approximately $5.9 million. The amount has been reflected in USBTC’s financial statements as an investment in joint venture. The impacts of this transaction have been reflected in a separate column in the pro forma financial statements and these adjustments are described at Note 3.
Further, the pro forma combined financial information may not be useful in predicting the future financial condition and results of operations of New Hut. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma combined financial statements have been derived from and should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma combined financial statements;

•
the historical unaudited financial statements of USBTC for the nine months ended March 31, 2023, and the audited financial statements of USBTC for the year ended June 30, 2022, and the related notes included elsewhere in this Circular;

•
the historical audited financial statements of the King Mountain JV for the year ended December 31, 2022, and the historical audited financial statements of the King Mountain JV for period from inception through December 31, 2021; and

•
the historical unaudited financial statements of Hut 8 for the three months ended March 31, 2023 the unaudited financial statements of Hut 8 for the six months ended June 30, 2021 and 2022, the audited financial statements of Hut 8 for the year ended December 31,2021 and 2022, and the related notes incorporated by reference in this Circular.

Unaudited Pro Forma Combined Statement of Financial Position
As at March 31, 2023
(in thousands of US dollars)
	Historical – As at March 31, 2023			Acquisition Transaction Adjustments (Note 2)		Subtotal	Joint Venture Investment (Note 3)	New Hut Pro Forma
	New Hut	USBTC	Hut 8 (Note 4)
ASSETS
Current assets
Cash	—	8,670	11,752	(11,902)	(c)	8,520		8,520
Accounts receivable	—	162	2,117			2,279		2,279
Cryptocurrency, net	—	1,004	127,307	132,733	(a)	261,044		261,044
Prepaid expenses and other current assets	—	5,538	5,200			10,738		10,738
Total current assets	—	15,374	146,376	120,831		282,581	—	282,581
Non-current assets
Property and equipment, net	—	66,434	89,354			155,788		155,788
Right- of- use assets	—	580	—			580		580
Deposits on miners	—	8,194	—			8,194		8,194
Other deposits	—	277	20,195			20,472		20,472
Investment in unconsolidated joint venture		97,475				97,475		97,475
Intangible assets and goodwill	—	5,691	11,053	486,704	(a)	503,448		503,448
Total non-current assets	—	178,651	120,602	486,704		785,957	—	785,957
Total assets	—	194,025	266,978	607,535		1,068,538	—	1,068,538
LIABILITIES
Current liabilities
Accounts payable	—	3,219	7,424	(194)	(c)	10,449		10,449
Accrued expenses	—	2,287	8,973	(7,269)	(c)	3,991		3,991
Other current liabilities	—	601	—			601		601
Deferred revenue	—	441	—			441		441
Loans payable	—	—	9,122			9,122		9,122
Lease liability, current portion	—	386	2,846			3,232		3,232
Notes payable, current portion	—	—	—			—	—	—
Total current liabilities	—	6,934	28,365	(7,463)		27,836	—	27,836
Non-current liabilities
Notes payable, less current portion	—	155,906	—			155,906		155,906
Lease liability, less current portion	—	1,044	15,623			16,667		16,667
Deposit liability	—		—			—		—
Deferred tax liability	—	1,395	—			1,395		1,395
Long- term debt	—	—	8,086			8,086		8,086
Warrants liability	—	—	1	250	(g)	251		251
Total non-current liabilities	—	158,345	23,710	250		182,305	—	182,305
Total Liabilities	—	165,279	52,075	(7,213)		210,141	—	210,141
EQUITY
Series A preferred stock, par value $0.00001; 7,855,500 shares authorized; 7,824,000 shares issued and outstanding as of March 31, 2023	—	24,899	—	(24,899)	(b)	—		—
Series B preferred stock, par value $0.00001; 10,000,000 shares authorized; 10,000,000 shares issued and outstanding as of March 31, 2023	—	61,067	—	(61,067)	(b)	—		—
Series B-1 preferred stock, par value $0.00001; 3,750,000 shares authorized; 793,250 shares issued and outstanding as of March 31, 2023	—	12,537	—	(12,537)	(b)	—		—
Common stock, par value $0.00001; 125,000,000 shares authorized; 45,696,749 shares issued and outstanding as of March 31, 2023 for USBTC	—	—	—			—		—
Common stock, par value $0.001; 45,696,749 issued and outstanding as of March 31, 2023	—	—	—	87	(a)(b)	87		87
Share capital	—	—	533,699	(570,459)	(a)
				36,760	(g)
Warrants	—	—	26,006	(25,946)	(g)	60		60
Additional paid- in capital	—	35,054	—	(35,054)	(b)	961,289		961,289
				961,289	(a)(c)
Contributed surplus	—	—	9,686	(9,686)	(a)	—		—
Accumulated deficit	—	(104,811)	(354,488)	(23,924)	(c)	(103,039)		(103,039)
				25,696	(g)
				354,488	(a)
Total equity	—	28,746	214,903	614,748		858,397	—	858,397
Total liabilities and equity	—	194,025	266,978	607,535		1,068,538	—	1,068,538
The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations
For the nine months ended March 31, 2023
(in thousands of US dollars)
	Historical – For the 9 months ended March 31, 2023			Acquisition Transaction Adjustments (Note 2)		Subtotal	Joint Venture Investment (Note 3)	New Hut Pro Forma
	New Hut	USBTC	Hut 8 (Note 4)
Revenue:
Revenue, net – cryptocurrency mining	—	33,389	44,771			78,160		78,160
Mining equipment sales	—	3,635	—			3,635		3,635
High performance computing	—	—	10,133			10,133		10,133
Management fees	—	4,453	—			4,453		4,453
Cost reimbursements	—	3,674	—			3,674		3,674
Hosting services	—	16,480	—			16,480		16,480
Total revenue	—	61,631	54,904	—		116,535	—	116,535
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization)
Services	—	29,886	38,490			68,376		68,376
Mining equipment	—	3,112	—			3,112		3,112
Depreciation and amortization	—	14,715	50,219	(27,536)	(e)	37,398		37,398
General and administrative	—	20,704	38,120	(10,202)	(d)	48,622		48,622
Impairment of cryptocurrency	—	2,835	16,496			19,331		19,331
Realized gain on sale of cryptocurrency	—	(3,573)	(9,270)			(12,843)		(12,843)
Impairment of long-lived assets	—	63,574	86,208	55,191	(e)	204,973		204,973
Total costs and expenses	—	131,253	220,263	17,453		368,969		368,969
Operating income (loss)	—	(69,622)	(165,359)	(17,453)		(252,434)	—	(252,434)
Other expense
Foreign exchange loss	—	—	453			453		453
Interest expense	—	22,278	3,987			26,265		26,265
Fair value loss (gain) on warrant liabilities	—	—	(43)	(959)	(g)	(1,002)		(1,002)
Equity in losses (earnings) of unconsolidated joint venture	—	(2,774)	—			(2,774)	(938)	(3,712)
Gain on debt extinguishment		(23,683)				(23,683)		(23,683)
Total other expense	—	(4,179)	4,397	(959)		(741)	(938)	(1,679)
Loss before income tax provision (benefit)	—	(65,443)	(169,756)	(16,494)		(251,693)	938	(250,755)
Income tax provision (benefit)	—	(1,519)	(812)	(3,464)	(f)	(5,795)	197	(5,598)
Net loss	—	(63,924)	(168,944)	(13,030)		(245,898)	741	(245,157)
Loss per common share (note 7):
Basic and diluted		(1.51)	(0.81)					(3.51)
Weighted average common shares outstanding:
Basic and diluted		42,281,945	207,595,567					69,915,667

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations
For the year ended June 30, 2022
(in thousands of US dollars)
	Historical – For the year ended June 30, 2022			Acquisition Transaction Adjustments (Note 2)		Subtotal	Joint Venture Investment (Note 3)	New Hut Pro Forma
	New Hut	USBTC	Hut 8 (Note 4)
Revenue:
Revenue, net – cryptocurrency mining	—	68,164	153,577			221,741		221,741
High performance computing	—	—	6,403			6,403		6,403
Hosting services	—	5,566	4,409			9,975		9,975
Total revenue		73,730	164,389			238,119		238,119
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization) Services	—	25,783	63,504			89,287		89,287
Depreciation and amortization	—	11,591	44,475	(27,655)	(e)	28,411		28,411
General and administrative	—	31,325	39,005	34,126	(d)	104,456		104,456
Impairment of cryptocurrency	—	30,301	99,772			130,073		130,073
Realized gain on sale of cryptocurrency	—	(5,455)	—			(5,455)		(5,455)
Total costs and expenses	—	93,545	246,756	6,471		346,772		346,772
Operating income (loss)	—	(19,815)	(82,367)	(6,471)		(108,653)		(108,653)
Other expense:
Foreign exchange loss	—	—	2,548			2,548		2,548
Interest expense	—	6,919	1,859			8,778		8,778
Fair value loss (gain) on warrant liabilities	—	—	—	11,735	(g)	11,735		11,735
Equity in losses (earnings) of unconsolidated joint venture	—	—	—			—	355	355
Total other expense	—	6,919	4,407	11,735		23,061	355	23,416
Loss before income tax provision (benefit)	—	(26,734)	(86,774)	(18,206)		(131,714)	(355)	(132,069)
Income tax provision (benefit)	—	5,069	12,798	(3,823)	(f)	14,044	(75)	13,969
Net loss	—	(31,803)	(99,572)	(14,383)		(145,758)	(280)	(146,038)
Loss per common share (note 7):
Basic and diluted		(0.91)	(0.60)					(2.59)
Weighted average common shares outstanding:
Basic and diluted		34,863,338	165,386,653					56,491,549

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements
1.
Basis of Presentation

The unaudited pro forma combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaces the historical pro forma adjustments criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) adjustments to reflect the operations of the combined business as an autonomous entity (“Autonomous Entity Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). New Hut has elected not to present Management’s Adjustments and will only present Transaction Accounting Adjustments in the unaudited pro forma combined financial information. The adjustments presented in the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Business Combination.
The historical financial statements of Hut 8 have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the Canadian dollar. For purposes of the pro forma financial information, Hut 8’s historical financial statements have been translated to U.S. dollars, reclassified to align to the financial statement presentation of USBTC and adjusted for differences between IFRS and U.S. GAAP as discussed in Note 4. The historical financial statements of USBTC have been prepared in accordance with U.S. GAAP in its presentation currency of the U.S. dollar. The unaudited pro forma combined financial information has been prepared in accordance with U.S. GAAP.
Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. Specifically the preliminary assessment of the accounting acquirer is subject to evaluation and may be impacted by matters such as Board rights related to tie-break votes, the relative fair values of USBTC and Hut 8 at closing and other considerations set out in ASC 805. A change in the determination of the accounting acquirer would significantly impact the pro forma financial information included in this Circular as well as the actual accounting for the Business Combination at Closing.
The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. USBTC and Hut 8 have not had any historical relationship prior to the proposed transaction and thus pro forma adjustments were not required to eliminate activities between the companies.
Description of the Transaction
Pursuant to the Business Combination Agreement, (i) Hut 8 and its direct wholly-owned subsidiary, Hut 8 Holdings Inc., a corporation existing under the laws of British Columbia, will, as part of a court-sanctioned plan of arrangement under the BCBCA, be amalgamated to continue as one British Columbia corporation, with the capital of Hut 8 Amalco being the same as the capital of Hut 8, (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut 8 Amalco (other than any shares held by Dissenting Shareholders) will be exchanged for 0.2000 of a New Hut Share, which will effectively result in a consolidation of the common shares of Hut 8 on a five to one (5 to 1) basis and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned Nevada subsidiary of New Hut shall merge with and into USBTC, with each share of Series A preferred stock of USBTC, $0.00001 par value per share, Series B preferred stock of USBTC, $0.00001 par value per share, Series B-1 preferred stock of USBTC, $0.00001 par value per share and common stock of USBTC, $0.00001 par value per share, being exchanged for 0.6716 of a New Hut Share in a merger executed in accordance with the relevant provisions of the NRS, as amended. As a result of the Business Combination, both Hut 8 Amalco and USBTC will become wholly-owned subsidiaries of New Hut. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol “HUT” following the completion of the Business Combination, subject to the approval of Nasdaq and the TSX.
Because USBTC is treated as the acquiring company for accounting purposes, USBTC’s assets and liabilities are recorded at their carrying amounts prior to the consummation of the Business Combination and the historical operations that are reflected in the unaudited pro forma combined financial information are those of USBTC. Hut 8’s assets and liabilities are measured and recognized at their fair values as of the closing date of the Business Combination and combined with the assets, liabilities and results of operations of USBTC following consummation of the Business Combination.
In addition to the Business Combination, USBTC completed the acquisition of its interest in the King Mountain JV in December 2022. Transaction Adjustments reflecting the impact of the acquisition have been reflected in the pro forma financial statements and these adjustments are described at Note 3.
2.
Business Combination Transaction Adjustments

The unaudited pro forma combined statement of financial position and combined statements of operations have been prepared to reflect the Business Combination together with the following assumptions and adjustments.
Pro forma combined statement of financial position
a)
Acquisition of Hut 8:   Because USBTC is treated as the acquiring company for accounting purposes, USBTC’s assets and liabilities are recorded at their carrying amounts prior to the consummation of the Business Combination and the historical operations that are reflected in the unaudited pro forma combined financial information are those of USBTC. Hut 8’s assets and liabilities are measured and recognized at their fair values as of the closing date of the Business Combination and combined with the assets, liabilities and results of operations of USBTC following consummation of the Business Combination. The purchase price has been determined using the share price of the accounting acquiree of $3.75 on July 12, 2023 and the number of shares the accounting acquirer would have had to issue to the shareholders of the legal acquirer to achieve the same ownership ratio of the combined entity. If the transaction had occurred on December 31, 2023, the estimated preliminary fair values of the identifiable assets and liabilities (and related tax impacts) of Hut 8 and the purchase consideration would be as follows:
Assets
Cash	11,752
Accounts receivable	2,117
Cryptocurrency, net	260,040
Prepaid expenses and other current assets	5,200
Property and equipment, net	89,354
Other deposits	20,195
Intangible assets & goodwill	2,523
391,181
Liabilities
Accrued expenses	8,973
Accounts payable	7,424
Loans payable	9,122
Lease liability, current portion	2,846
Lease liability, less current portion	15,623
Long- term debt	8,086
Warrant liabilities	1
52,075
Net Assets Acquired	339,106
Estimated purchase consideration
Hut 8 Common Shares Outstanding at March 31, 2023	221,271,708
Hut 8 USD Share Price at July 12, 2023	3.75
Share consideration ($ 000’s)	829,769
Estimated replacement cost of Stock options, RSUs and DSUs	4,571
Purchase price ($ 000’s)	834,340
Incremental Goodwill	495,234
The preliminary purchase consideration allocation is based on management’s best estimate of the fair value based on currently available information. The actual amount allocated to certain identifiable net assets could vary as the purchase price allocation is finalized.
The purchase price will depend on the market price of Hut 8 common stock on the date of Closing. The following table illustrates the effects of change in Hut 8’s share price and the resulting impact on the purchase price.
	Hut 8 share price ($)	Purchase Price ($000’s)
As presented	3.75	834,340
20% increase	4.50	1,001,208
20% decrease	3.00	667,472
40% increase	5.25	1,168,076
40% decrease	2.25	500,604
The estimated shares at consummation of the Business Combination would be as follow:

New Hut Shares to be issued	Mar 31 Shares outstanding	Exchange Ratio	New Hut Mar 31 shares	Par Value	APIC	Total
Hut 8
Common Shares outstanding – March 31, 2023	221,271,708	0.2	44,254,342	44	808,290	808,334
USBTC
Series A preferred stock	7,824,000	0.6716	5,254,598
Series B preferred stock	10,000,000	0.6716	6,716,000
Series B-1 preferred stock	793,250	0.6716	532,747
Common stock	45,696,749	0.6716	30,689,937
			43,193,282	43	152,999	153,042
Total – New Hut shares issued using March 31 share figures			87,447,624	87	961,289	961,376

b)
Exchange of USBTC equity for New Hut equity:   Adjustment to reflect the exchange of USBTC Series A preferred stock, Series B preferred stock, Series B-1 preferred stock and common stock for common stock of New Hut.

c)
Transaction Costs:   Adjustment to decrease cash by $11.9 million, accounts payable by $194 thousand and accrued expenses by $7.3 million for estimated transaction costs in connection with the Business Combination. These costs are comprised of banking, legal and accounting fees. These costs, to the extent not accounted for as a reduction in share capital will be recognized in New Hut’s consolidated statement of operations when the transaction occurs. In addition, an estimated adjustment of approximately $19.5 million of share-based compensation expense would be recognized for certain options granted and restricted share grants that would be either accelerated upon closing of this Business Combination or issued and immediately vested before the closing of this Business Combination.

Pro forma combined income statement
d)
Transaction Costs:   Reflects estimated transaction costs associated with the Business Combination of $14.6 million. In addition, an estimated adjustment of approximately $19.5 million of share-based compensation expense would be recognized for certain options granted and restricted share grants that would be either accelerated upon closing of this Business Combination or issued and immediately vested before the closing of this Business Combination.

e)
Depreciation Expense & impairment loss:   Reflects the changes in depreciation expense on mining equipment to align with USBTC’s accounting policy for the pro-forma periods. Hut 8 has historically been estimating the expected useful life of its mining infrastructure to be 6 – 10 years, and mining servers to be 2 years. In an effort to align with USBTC’s depreciation and amortization policies and useful life estimates, the estimated lives have been updated to align with the useful life assessments of USBTC. The change has been retrospectively applied to the periods covered in the pro forma statements of operations. In addition, Hut 8 performed an impairment assessment as at Dec 31, 2022 and the difference between the fair value and the carrying value of the assets has been recorded as impairment loss. Hence in response to the increase in carrying value prior to impairment as a result of the policy alignment, the pro forma statement of operations has been adjusted to reflect the additional impairment loss. In addition, the amount also reflects the pro-forma adjustments on amortization of intangible assets acquired as part of the acquisition of an interest in King Mountain JV.

f)
Tax:   Adjustment to reflect the estimated tax impact of the pro forma adjustments using the federal tax rate of USBTC of 21%. In determining the deferred tax position arising from the Business Combination, Hut 8 assumed that sufficient consideration would be taken to ensure any previously accumulated net operating loss could be utilized to offset the step-up in basis for cryptocurrency.

g)
Classifications of certain warrants:   Adjustment to reflect differences in classification arise from difference in functional currency between Hut and New Hut, which trigger reclassification of certain equity classified warrants into liability as the strike price would be denominated in a foreign currency than New Hut’s functional currency. This results in a reclassification from equity to financial liabilities, and the additions of amounts for changes in fair value of the financial liabilities in the pro forma periods recorded in the statement of operations.

3.
Adjustments for the effect of investment in Joint Venture

In December 2022, USBTC acquired from the Compute North their entire membership interests in the King Mountain JV, which represented 50% of all issued and outstanding membership interests in TZRC LLC. The pro-forma impacts of the acquisition for the year ended June 30, 2022 was the recognition of the share of equity in losses of unconsolidated joint venture in the amount of $355. For the five-months ended November 30, 2022, the pro-forma impact was the recognition of the share of equity in gains of unconsolidated joint venture in the amount of $938.
4.
Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8

The following tables show the effects on Hut 8’s historical financial statements of reclassification to align with USBTC’s financial statement presentation, adjustments to convert from IFRS to U.S. GAAP as a basis of reporting and the translation of Hut 8’s financial statements from Canadian dollars to U.S. dollars. Balances on Statement of Financial Position are converted based on Canadian dollar — U.S. dollar exchange rate at the end of the reporting period. Balances on Statement of Operations are converted based on the average exchange rate during the period.
Statement of Financial Position as at March 31, 2023	Hut 8 (CAD)	Reclassification (CAD)	GAAP Adjustments (CAD)	Note	Hut 8 (CAD & US GAAP)	Hut 8 (USD & US GAAP)
Assets
Cash	15,904				15,904	11,752
Accounts receivable and other	2,865	(2,865)			—	—
Accounts receivable		2,865			2,865	2,117
Digital assets	352,436	(352,436)			—	—
Cryptocurrency, net		352,436	(180,151)	(a)	172,285	127,307
Deposits and prepaid expenses	7,037	(7,037)			—	—
Prepaid expenses and other current assets		7,037			7,037	5,200
Total current assets	378,242	—	(180,151)		198,091	146,376
Plant and equipment	120,923	(120,923)			—	—
Property and equipment, net		120,923			120,923	89,354
Deposits and prepaid expenses	27,330	(27,330)			—	—
Deposits on miners		—			—	—
Other deposits		27,330			27,330	20,195
Intangible assets and goodwill	14,958				14,958	11,053
Total assets	541,453	—	(180,151)		361,302	266,978
Liabilities
Accounts payable and accrued liabilities	22,191	(22,191)			—	—
Accrued expenses		12,144			12,144	8,973
Accounts payable		10,047			10,047	7,424
Loans payable	12,345				12,345	9,122
Lease liabilities	3,851	(3,851)			—	—
Lease liability, current portion		3,851			3,851	2,846
Total current liabilities	38,387	—	—		38,387	28,365
Lease liabilities	21,142	(21,142)			—	—
Lease liability, less current portion		21,142			21,142	15,623
Loans payable	10,943	(10,943)			—	—
Long- term debt		10,943			10,943	8,086
Warrants liability	339		(338)	(c)	1	1
Total liabilities	70,811	—	(338)		70,473	52,075
Share capital	772,002		(49,747)	(c)	722,255	533,699
Warrants	397		34,797	(c)	35,194	26,006
Contributed surplus	13,108				13,108	9,686
Accumulated deficit	(322,570)		(172,446)	(a)	(479,728)	(354,488)
			15,288	(c)
AOCI – Unrealised gain on digital asset revaluation	7,705		(7,705)	(c)	—	—
Total stockholders’ equity	470,642	—	(179,813)		290,829	214,903
Total liabilities and stockholders’ equity	541,453	—	(180,151)		361,302	266,978

Statement of Operations for the nine months ended March 31, 2023	Hut 8 (CAD)	Reclassification (CAD)	GAAP Adjustments (CAD)	Note	Hut 8 (CAD & US GAAP)	Hut 8 (USD & US GAAP)
Revenue
Revenue	72,525	(72,525)			—	—
Revenue, net – cryptocurrency mining	—	59,140		(a)	59,140	44,771
Mining equipment sales	—	—			—	—
High performance computing	—	13,385			13,385	10,133
Hosting services	—	—			—	—
Total Revenue	72,525	—	—		72,525	54,904
Costs and expenses
Cost of revenue	116,313	(116,313)			—	—
Cost of revenues (exclusive of depreciation and amortization shown below)	—	50,843			50,843	38,490
Depreciation and amortization	—	65,723	614	(b)	66,337	50,219
General and administrative	50,355				50,355	38,120
Impairment of cryptocurrency	—		21,791	(a)	21,791	16,496
Gain on disposition of digital assets	(4,955)	4,955			—	—
Realized (gain) loss on sale of cryptocurrency	—	(4,955)	(7,290)	(a)	(12,245)	(9,270)
Impairment of long-lived assets		113,876			113,876	86,208
Impairment of mining infrastructure and servers	113,876	(113,876)			—	—
Total costs and expenses	275,589	253	15,115		290,957	220,263
Operating loss	(203,064)	(253)	(15,115)		(218,432)	(165,359)
Other expense
Foreign exchange loss	599				599	453
Finance expense	5317	(5,317)			—	—
Finance income	(50)	50			—	—
Amortization	253	(253)			—	—
Loss (gain) on revaluation of digital assets	(104,898)		104,898	(a)
Loss (gain) on revaluation of warrant liability	(1,262)		1,205	(c)	(57)	(43)
Interest expense		5,267			5,267	3,987
Total other expense	(100,041)	(253)	106,103		5,809	4,397
Loss before income tax benefit	(103,023)	—	(121,218)		(224,241)	(169,756)
Deferred income tax expense (recovery)	(1,072)				(1,072)	(812)
Income tax expense	—		—	(a)	—	—
Net loss	(101,951)	—	(121,218)		(223,169)	(168,944)
Other comprehensive (loss) income Items that will not be reclassified to net income
Revaluation (loss) gain on digital assets net of tax	7,705		(7,705)	(a)	—	—
Total comprehensive (loss) income	(94,246)	—	(128,923)		(223,169)	(168,944)

Statement of Operations for the year ended June 30, 2022	Hut 8 (CAD)	Reclassification (CAD)	GAAP Adjustments (CAD)	Note	Hut 8 (CAD & US GAAP)	Hut 8 (USD & US GAAP)
Revenue
Revenue	205,420	(205,420)			—	—
Revenue, net – cryptocurrency mining	—	191,910		(a)	191,910	153,577
Mining equipment sales	—	—			—	—
High performance computing	—	8,001			8,001	6,403
Hosting services	—	5,509			5,509	4,409
Total Revenue	205,420	—	—		205,420	164,389
Costs and expenses
Cost of revenue	133,132	(133,132)			—	—
Cost of revenues (exclusive of depreciation and amortization shown below)	—	79,355			79,355	63,504
Depreciation and amortization	—	54,349	1,227	(b)	55,576	44,475
General and administrative	48,741				48,741	39,005
Impairment of cryptocurrency	—		124,675	(a)	124,675	99,772
Gain on disposition of digital assets	—				—	—
Realized (gain) loss on sale of cryptocurrency	—				—	—
Total costs and expenses	181,873	572	125,902		308,347	246,756
Operating loss	23,547	(572)	(125,902)		(102,927)	(82,367)
Other expense
Foreign exchange loss	3,184				3,184	2,548
Finance expense	4,692	(4,692)			—	—
Finance income	(2,369)	2,369			—	—
Amortization	572	(572)			—	—
Loss (gain) on revaluation of digital assets	104,898		(104,898)	(a)	—	—
Loss (gain) on revaluation of warrant liability	16,740		(16,740)	(c)	—	—
Interest expense	—	2,323			2,323	1,859
Total other expense	127,717	(572)	(121,638)		5,507	4,407
Loss before income tax benefit	(104,170)	—	(4,264)		(108,434)	(86,774)
Deferred income tax expense (recovery)	15,993	(15,993)			—	—
Income tax expense	—	15,993			15,993	12,798
Net loss	(120,163)	—	(4,264)		(124,427)	(99,572)
Other comprehensive (loss) income Items that will not be reclassified to net income
Revaluation (loss) gain on digital assets net of tax	(48,215)		48,215	(a)	—	—
Total comprehensive (loss) income	(168,378)	—	43,951		(124,427)	(99,572)

a)
Accounting for Cryptocurrency:   Adjustment to reverse the impact of applying the revaluation model for cryptocurrency under IFRS as the revaluation model is prohibited under U.S. GAAP and any impairment losses recognized cannot be subsequently reversed. The result is a decrease in the cost base of the cryptocurrency as at March 31, 2023, and the related impacts on impairment of cryptocurrency and revaluation of cryptocurrency in the statement of operations. Impairment loss is measured based on determining the fair value of cryptocurrency holding by using the lowest intra-day price as determined by the principal market. The Company recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price during the holding period. The principal market used in determining the fair value of cryptocurrency under both IFRS and U.S. GAAP is Coinbase. In respect of revenue for mining activities, while U.S. GAAP has specific guidance to measure non-cash considerations at contract inception while IFRS does not, the difference as a result of this is not material based on a quantitative adjustment in comparison between the two accounting frameworks. As such, no adjustment was made to Revenue, net — cryptocurrency mining.

b)
Revaluation and impairment of Property and Equipment:   Adjustment to reflect the difference between IFRS and U.S. GAAP whereby reversal of impairment losses are prohibited under U.S. GAAP. Impairment loss reversals previously recognized under IFRS are reversed for US GAAP. This difference impacts the carrying amount of Property and Equipment, with a corresponding impact to in depreciation expense in the statement of operations.
c)
Classifications of certain warrants:   Adjustment to reflect a difference between IFRS and U.S. GAAP whereby certain warrants would be classified as equity instruments under US GAAP rather than as financial liabilities under IFRS. This results in a reclassification from financial liabilities to equity of the warrants, and the reversal of amounts recorded for changes in fair value of the financial liabilities in prior periods recorded in the statement of operations.

5.
Hut 8’s results of operations for the 9 months ended March 31, 2023 and 12 months ended June 30, 2022

For the 9 months ended March 31, 2023
The following table sets out the results of operations of Hut 8 for the 9 months ended March 31, 2023, derived from the historical financial statements of Hut 8 for the six months ended June 30, 2022, the 12 months ended December 31, 2022 and the 3 months ended March 31, 2023 in order to derive the 9 months statement of operation. The results of operations set out in the table below are presented in accordance with IFRS and in thousands of Canadian dollars.
IFRS Statement of Operations for Hut 8 Mining Corp. (in CAD, thousands)	For the six months ended June 30, 2022 (a)	For the year ended December 31, 2022 (b)	For the three months ended March 31, 2023 (c)	For the 9 months ended March 31, 2023 (b) – (a) + (c)
Revenue	97,178	150,682	19,021	72,525
Cost of revenues	84,564	175,649	25,228	116,313
Gross profit	12,614	(24,967)	(6,207)	(43,788)
Cost of operations
General and administrative	23,812	49,821	24,346	50,355
Gain on disposition of digital assets	—	—	(4,955)	(4,955)
Impairment of mining infrastructure and servers	—	113,876	—	113,876
Operating income (loss)	(11,198)	(188,664)	(25,598)	(203,064)
Foreign exchange loss	684	1,276	7	599
Finance expense	3,707	7,592	1,432	5,317
Finance income	(872)	(922)	—	(50)
Amortization	572	648	177	253
Loss (gain) on revaluation of digital assets	104,898	134,772	(134,772)	(104,898)
Loss (gain) on revaluation of warrant liability	(97,421)	(98,810)	127	(1,262)
Loss before income tax	(22,766)	(233,220)	107,431	(103,023)
Deferred income tax expense (recovery)	9,593	9,593	(1,072)	(1,072)
Net loss	(32,359)	(242,813)	108,503	(101,951)
Other comprehensive income
Revaluation gain (loss) on digital assets, net of taxes	(103,540)	(103,540)	7,705	7,705
Total comprehensive income ( loss)	(135,899)	(346,353)	116,208	(94,246)
For the 12 months ended June 30, 2022
The following table sets out the results of operations of Hut 8 for the 12 months ended June 30, 2022, derived from the historical financial statements of Hut 8 for the six months ended June 30, 2022 and 2021 and the twelve months ended December 31, 2021 in order to align with the June 30 year end of USBTC, the accounting acquirer. The results of operations set out in the table below are presented in accordance with IFRS and in thousands of Canadian dollars.

IFRS Statement of Operations for Hut 8 Mining Corp. (in CAD, thousands)	For the six months ended June 30, 2022 (a)	For the year ended December 31, 2021 (b)	For the six months ended June 30, 2021 (d)	For the 12 months ended June 30, 2022 (a) + (b) - (c)
Revenue	97,178	173,774	65,532	205,420
Cost of revenues	84,564	84,976	36,408	133,132
Gross profit	12,614	88,798	29,124	72,288
Cost of operations
General and administrative	23,812	40,265	15,336	48,741
Gain on disposition of digital assets	—	(182)	(182)	—
Operating income (loss)	(11,198)	48,715	13,970	23,547
Foreign exchange loss	684	3,143	643	3,184
Finance expense	3,707	1,355	370	4,692
Finance income	(872)	(2,854)	(1,357)	(2,369)
Amortization	572	—	—	572
Loss (gain) on revaluation of digital assets	104,898	—	—	104,898
Loss (gain) on revaluation of warrant liability	(97,421)	114,161	—	16,740
Loss before income tax	(22,766)	(67,090)	14,314	(104,170)
Deferred income tax expense (recovery)	9,593	5,620	(780)	15,993
Net loss	(32,359)	(72,710)	15,094	(120,163)
Other comprehensive income
Revaluation gain (loss) on digital assets, net of taxes	(103,540)	57,859	2,534	(48,215)
Total comprehensive income ( loss)	(135,899)	(14,851)	17,628	(168,378)

6.
Profit (Loss) per share

The pro forma net income (loss) per share is calculated using the pro forma weighted average number of shares outstanding, and the issuance of additional shares in connection with the Business Combination for the nine months ended March 31, 2023, and for the year ended June 30, 2022.
Basic and diluted net income (loss) per share is calculated by dividing the net income (loss) for the period by the pro forma weighted average number of common shares and dilutive shares that would have been outstanding during the period using the treasury stock method. The denominator for basic and diluted earnings per share is the same, as the impacts of dilutive shares that would have been outstanding are anti-dilutive.
(thousands) except share data	For the year ended June 30, 2022	For the nine months ended March 31, 2023
Numerator
Net income (loss)	$(146,038)	$(245,157)
Denominator
Weighted average common shares outstanding – basic and diluted	56,459,549	69,915,667
Earnings per common share – basic and diluted	$(2.59)	$(3.51)

SCHEDULE “Q”
NEW HUT ORGANIZATIONAL DOCUMENTS
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HUT 8 CORP.
Hut 8 Corp., a Delaware corporation, does hereby certify as follows:
1.   The name of the corporation is Hut 8 Corp. (the “Corporation”) and the Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”) on January 27, 2023.
2.   This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law.
3.   This Amended and Restated Certificate of Incorporation hereby restates, integrates and further amends the certificate of incorporation of the Corporation in its entirety to read as follows:
FIRST.   The name of the corporation is Hut 8 Corp.
SECOND.   The address of the corporation’s registered office in the State of Delaware is 251 Little Falls Drive, County of New Castle, City of Wilmington, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.
THIRD.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
FOURTH.
1.   Authorized Shares of Capital Stock.   The total number of shares of stock which the corporation shall have authority to issue is 1,025,000,000 shares, which shall be divided into the following classes and numbers of shares thereof: 1,000,000,000 shares shall be Common Stock, par value $0.01 per share (the “Common Stock”), and 25,000,000 shares shall be Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL.
2.   Common Stock.   The powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of Common Stock are as follows:
a.   Dividends.   Subject to applicable law and the rights, if any, of the holders of any other class or series of capital stock of the Corporation as provided for or fixed by or pursuant to the provisions of the certificate of incorporation of the Corporation (including any certificate filed with the Secretary of State of the State of Delaware establishing a series of Preferred Stock) (as the same may be amended from time to time, the “Certificate of Incorporation”) and then outstanding, dividends may be declared and paid on Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.
b.   Voting.   Except as otherwise provided by applicable law or by or pursuant to the provisions of the Certificate of Incorporation, each holder of one or more outstanding shares of Common Stock, as such, shall be entitled to one (1) vote for each outstanding share of Common Stock held of record by such holder on all matters on which stockholders are generally entitled to vote.
c.   Liquidation, Dissolution or Winding Up.   Subject to applicable law and the rights, if any, of the holders of any other class or series of capital stock of the Corporation as provided for or fixed by or pursuant to the provisions of the Certificate of Incorporation and then outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of outstanding shares of Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of outstanding shares of Common Stock held by them. None of a merger, consolidation, conversion, domestication, transfer, or continuance of the Corporation or a sale, lease, or exchange of all or substantially all of the Corporation’s property and assets which, in each case, shall not in fact result in the liquidation, dissolution, or winding up of the Corporation and the distribution of its assets, shall be deemed to be a liquidation, dissolution, or winding up of the Corporation within the meaning of this Section 2(c).
3.   Preferred Stock.   The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions thereof, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, powers (including voting powers) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

4.   Stockholder Action.   Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, any action that is required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation, and the ability of the stockholders to consent in writing to the taking of any action in lieu of a meeting of stockholders is hereby specifically denied.
FIFTH.
1.   Management.   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
2.   Removal of Directors.   Except for those directors, if any, elected solely and exclusively by the holders of any class or series of capital stock of the Corporation as provided for or fixed by or pursuant to the Certificate of Incorporation and then outstanding (collectively, the “Class/Series Directors” and each, a “Class/Series Director”), any director or the entire Board of Directors may be removed at any time, with or without cause, solely and exclusively by the affirmative vote of the holders of at least a majority in voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
3.   Vacancies and Newly Created Directorships.   Subject to applicable law and the rights, if any, of the holders of any class or series of capital stock of the Corporation as provided for or fixed by or pursuant to the provisions of the Certificate of Incorporation and then outstanding, newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, disqualification or removal of a director, shall be filled solely and exclusively by a majority vote of the directors then in office, although less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy resulting from an increase in the authorized number of directors shall hold office until the next annual election and until his or her successor shall be elected and qualified, subject to such director’s earlier death, resignation, disqualification, or removal. Any director elected to fill a vacancy resulting from the death, resignation, disqualification or removal of a director shall hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor shall be elected and qualified, subject to such director’s earlier death, resignation, disqualification, or removal. No decrease in the number of directors shall shorten the term of any incumbent director.
4.   Automatic Increase/Decrease in Total Authorized Number of Directors.   During any period when the holders of any class or series of capital stock of the Corporation as provided for or fixed by or pursuant to the provisions of the Certificate of Incorporation and then outstanding have the right to elect one or more Class/Series Directors, then upon commencement of, and for the duration of, the period during which such right continues: (a) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by the number of such specified Class/Series Director or Class/Series Directors, and the holders of such class or series of capital stock shall be entitled to elect such Class/Series Director or Class/Series Directors; and (b) each such Class/Series Director shall serve until such Class/Series Director’s successor shall have been duly elected and qualified pursuant to the provisions of the Certificate of Incorporation, or until such Class/Series Director’s right to hold such office terminates by or pursuant to the provisions of the Certificate of Incorporation, whichever occurs earlier, subject to such Class/Series Director’s earlier death, resignation, disqualification or removal. Except as otherwise provided by or pursuant to the provisions of this Certificate of Incorporation, whenever the holders of any class or series of capital stock then outstanding having the right to elect one or more Class/Series Directors by or pursuant to the provisions of the Certificate of Incorporation are divested of such right by or pursuant to the provisions of this Certificate of Incorporation, the term of office of each such Class/Series Director elected by the holders of such class or series of capital stock, or elected to fill any vacancy resulting from the death, resignation, disqualification or removal of each such Class/Series Director, shall forthwith terminate and the total authorized number of directors of the Corporation shall automatically be decreased by such specified number of directors.
5.   No Written Ballot.   Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.
6.   Amendment of Bylaws.   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, or repeal the bylaws of the Corporation. In addition to any affirmative vote required by or pursuant to the provisions of the Certificate of Incorporation, any bylaw that is to be adopted, amended, or repealed by the stockholders of the Corporation shall require the affirmative vote of the holders of at least a majority in voting power of all of the then outstanding shares of capital stock of the Corporation generally entitled to vote, voting together as a single class.
7.   Special Meetings of Stockholders.   Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, special meetings of stockholders for any purpose or purposes may be called at any time, but solely and exclusively by the Chairperson of the Board of Directors, the Chief Executive Officer or the directors entitled to cast a majority of the votes of the whole Board of Directors. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by any other person or persons. Any special meeting of stockholders may be postponed by action of the Board of Directors or by the person calling such meeting (if other than the Board of Directors) at any time in advance of such meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of meeting.
SIXTH.   To the fullest extent permitted by the DGCL as amended from time to time, a director or officer of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL. An amendment, repeal or elimination of this Article shall not affect its application with respect to an act or omission by a director or officer occurring before such amendment, repeal or elimination.
SEVENTH.   The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, powers, and preferences, of whatsoever nature conferred upon stockholders, directors, or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article.
EIGHTH.   Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder or other employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising out of or relating to any provision of the DGCL, this Certificate of Incorporation or the bylaws, (iv) any action asserting a claim, including a claim in the right of the corporation, as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware (the “Court of Chancery”), or (v) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, shall in each case be the Court of Chancery or, if such court lacks jurisdiction, any state or federal court located within the State of Delaware, in all cases subject to such court having personal jurisdiction over the indispensable parties named as defendants, except for, as to each of (i) through (v) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and such indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination). Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 or the rules and regulations thereunder. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article. The existence of any prior written consent by the Corporation to the selection of an alternative forum shall not act as a waiver of the Corporation’s ongoing consent right as set forth above with respect to any current or future actions or claims.
* * *

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its authorized officer on            , 2023.
HUT 8 CORP.
By:

Name:
Title:

AMENDED & RESTATED
BYLAWS
OF
HUT 8 CORP.
a Delaware Corporation
ARTICLE 1.   STOCKHOLDERS
Section 1.   Annual Meetings.   If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date, time and place, if any, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors (the “Board of Directors”) of Hut 8 Corp. (as such name may be changed in accordance with applicable law from time to time, the “Corporation”) from time to time. The Board of Directors may, in its sole discretion, determine that an annual meeting of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by Section 211 of the General Corporation Law of the State of Delaware (the “DGCL”) Any other proper business may be transacted at the annual meeting of stockholders.
Section 1.2   Special Meetings.   Except as otherwise provided by or pursuant to the provisions of the Corporation’s certificate of incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing a series of preferred stock of the Corporation) (as the same may be amended from time to time, the “Certificate of Incorporation”), special meetings of stockholders for any purpose or purposes may be called at any time, but solely and exclusively by the Chairperson of the Board of Directors, the Chief Executive Officer or by the directors entitled to cast a majority of the votes of the whole Board of Directors. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by any other person or persons. Any special meeting of stockholders may be postponed by action of the Board of Directors or by the person calling such meeting (if other than the Board of Directors) at any time in advance of such meeting. The Board of Directors may, in its sole discretion, determine that a special meeting of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by Section 211 of the DGCL. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.
Section 1.3   Notice of Meetings.   Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law, the Certificate of Incorporation or these Amended and Restated Bylaws (as the same may be amended or amended from time to time, these “Bylaws”), the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, as of the record date for determining the stockholders entitled to notice of the meeting.
Section 1.4   Adjournments.   Any meeting of stockholders, annual or special, may adjourn from time to time and reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting to the fullest extent permitted by applicable law. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 1.8 of these Bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Section 1.5   Quorum.   Except as otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the chairman of the meeting, or the holders of a majority of the voting power of shares entitled to vote and present at such meeting (whether present in person or represented by proxy), may adjourn the meeting from time to time in accordance with Section 1.4 of these Bylaws until a quorum is present or represented. Shares of the Corporation’s stock shall neither be entitled to vote nor be counted for quorum purposes if such shares belong to (a) the Corporation, (b) another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation or (c) any other entity, if a majority of the voting power of such other entity is held, directly or indirectly, by the Corporation or if such other entity is otherwise controlled, directly or indirectly by the Corporation. Nothing in the foregoing sentence shall be construed as limiting the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.
Section 1.6   Organization.   Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Chief Executive Officer, if any, or in his or her absence by the President, or in his or her absence by a Vice President, or in the absence of the foregoing individuals by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7   Voting; Proxies.   Except as otherwise required by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock of the Corporation held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors (other than any Class/Series Directors) (as defined below)) at which a quorum is present, a majority of the votes cast shall be sufficient to elect; provided, however, that any meeting of stockholders for the election of directors (other than any Class/Series Directors) at which a quorum is present, and one or more stockholders have (a) nominated one or more individuals for election to the Board of Directors in compliance with Section 1.12 of these Bylaws, such that the number of nominees for election to the Board of Directors exceeds the number of open seats, and (b) not withdrawn such Nomination or Nominations (as each is defined below) on or prior to the tenth (10th) day preceding the date the Corporation first gives notice of such meeting to stockholders, a plurality of the votes cast shall be sufficient to elect. All other elections, questions, and business presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority of votes cast with respect to any such election, question, or business. For purposes of this Section 1.7, a “majority of votes cast” means that the number of votes cast “for” a nominee, question or business exceeds the number of votes cast “against” such nominee, question or business.
Section 1.8   Fixing Date for Determination of Stockholders of Record.   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of a determination of stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, shall, unless otherwise required by applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and, unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining the stockholders entitled to vote at such meeting, the record date for determining the stockholders entitled to notice of such meeting shall also be the record date for determining the stockholders entitled to vote at such meeting; and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for the stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.8 at the adjourned meeting.
Section 1.9   List of Stockholders Entitled to Vote.   The Corporation shall prepare a complete list of the stockholders entitled to vote at a meeting, and such list shall be open to examination, all to the extent required by and in accordance with applicable law. Except as otherwise provided by applicable law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders or to vote in person or by proxy at any meeting of stockholders.
Section 1.10   Inspectors of Election.   The Corporation may, and shall if required by applicable law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the individual presiding over the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (a) ascertain the number of shares of stock of the Corporation outstanding and the voting power of each such share, (b) determine the shares of stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares of stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No individual who is a candidate for an office at an election may serve as an inspector at such election.
Section 1.11   Conduct of Meetings.   The date and time of the opening and the closing of the polls for each election, question, or business upon which the stockholders will vote at a meeting shall be announced at the meeting by the individual presiding over the meeting. The Board of

Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the individual presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting whether or not a quorum is present, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding individual, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the individual presiding over the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other individuals as the individual presiding over the meeting of stockholders shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. The Board of Directors or the individual presiding over any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, in each case, shall have the power and duty to determine whether any election, question, or business was or was not properly made, proposed or brought before the meeting of stockholders and therefore shall be disregarded and not be considered or transacted at the meeting, and, if the Board of Directors or the individual presiding over the meeting, as the case may be, determines that such election, question, or business was not properly made, proposed or brought before the meeting of stockholders and shall be disregarded and not be considered or transacted at the meeting, the individual presiding over the meeting shall declare to the meeting that such election, question or business was not properly made, proposed or brought before the meeting and shall be disregarded and not be considered or transacted at the meeting, and any such election, question or business shall not be considered or transacted at the meeting. Unless and to the extent determined by the Board of Directors or the individual presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The Board of Directors may cancel, postpone, or reschedule any previously scheduled meeting of stockholders at any time, before or after the notice for such meeting has been given to the stockholders.
Section 1.12   Notice of Stockholder Business and Nominations.
(a)   Annual Meetings of Stockholders.
(i)   Nominations of one or more individuals for election to the Board of Directors by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude nominations of one or more individuals for election as Class/Series Directors (as defined below)) (each, a “Nomination,” and more than one, “Nominations”) and the proposal of any question or business other than a Nomination or Nominations to be considered by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude any question or business other than a Nomination or Nominations required by or pursuant to the provisions of the Certificate of Incorporation to be voted on solely and exclusively by the holders of any class (voting separately as a class) or series (voting separately as a series) of stock of the Corporation then outstanding) (collectively, “Business”) may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto); provided, however, that reference in the Corporation’s notice of meeting to the election of directors or the election of members of the Board of Directors shall not include or be deemed to include a Nomination or Nominations, (B) by or at the direction of the Board of Directors or (C) by any stockholder of the Corporation (x) who was a stockholder of record of the Corporation at the time the notice provided for in this Section 1.12 is delivered to the Secretary, (y) who is entitled to vote at the meeting and (z) who complies with the procedures set forth in this Section 1.12, and, in connection with a Nomination or Nominations, the requirements of Rule 14a-19 promulgated under the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”).
(ii)   For Nominations or Business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to Section 1.12(a)(i)(C) of these Bylaws, the stockholder must have given timely notice thereof in writing to the Secretary and any proposed Business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (A) as to each Nomination to be made by such stockholder, (1) all information relating to the individual subject to such Nomination that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act, without regard to the application of the Exchange Act to either the Nomination or the Corporation, (2) such individual’s written consent to being named in any proxy statement as a nominee and to serving as director if elected, (3) a description of any direct or indirect compensation or benefit (including, without limitation, indemnification and/or advancement rights) to which the individual subject to such Nomination may be entitled under any agreement, arrangement or understanding with any person other than the Corporation (including, without limitation, the amount of any such monetary compensation) in connection with such individual’s nomination or service as a director of the Corporation and (4) a description of any other material relationship or relationships between or among the individual subject to such Nomination and/or such individual’s affiliates and associates, on the one hand, and the stockholder giving the notice and the beneficial owner, if any, on whose behalf the Nomination or Nominations is/are made and/or such stockholder’s or beneficial owner’s respective affiliates and associates, or others acting in concert with such stockholder or beneficial owner or their respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate, associate or other person were the “registrant” for purposes of such rule and the individual subject to such Nomination was a director or officer of such registrant; (B) as to the Business proposed by such stockholder, a brief description of the Business, the text of the proposed Business (including the text of any resolution or resolutions proposed for consideration and in the event that such Business includes a proposal to amend these Bylaws, the text of the proposed amendment), the reason or reasons for conducting such Business at the meeting and any material interest or interests in such Business of such stockholder and of the beneficial owner, if any, on whose behalf the Business is proposed; (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the Nomination, Nominations or Business is/are made (1) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, and any of their respective affiliates or associates or others acting in concert with them, (2) the class, series and number of shares of stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, if any, (3) a representation that the stockholder is a holder of record of shares of stock of the Corporation entitled to vote at such meeting and such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to propose such Nomination, Nominations or Business and (4) a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding stock required to approve or adopt the Business or, in the case of a Nomination or Nominations, to holders of at least sixty-seven percent (67%) of the voting power of the shares of capital stock of the Corporation entitled to vote in the election of directors and/or (y) to otherwise solicit proxies from such stockholders of the Corporation in support of such Nomination, Nominations or Business; and (D) in connection with a Nomination or Nominations, all other information required by Rule 14a-19 under the Exchange Act; provided, however, that if the Business is otherwise subject to Rule 14a-8 (or any successor thereto) promulgated under the Exchange Act (“Rule 14a-8”), the foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present such Business at an annual meeting of stockholders in compliance with Rule 14a-8, and such Business has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting of stockholders. The Corporation may require (1) any individual subject to such Nomination to furnish such other information as the Corporation may reasonably require to determine the eligibility of such individual subject to such Nomination to serve as a director of the Corporation if elected and (2) the stockholder giving notice to furnish such other information as the Corporation may reasonably require to demonstrate that any Business is a proper matter for stockholder action at an annual meeting of stockholders.
(iii)   Notwithstanding anything in the second sentence of Section 1.12(a)(ii) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude any Class/Series Directors) at an annual meeting of stockholders is increased and there is no public announcement by the Corporation naming the nominees for election to the additional directorships at least one hundred (100) days prior to the first (1st) anniversary of the preceding year’s annual meeting of stockholders, a stockholder’s notice required by this Section 1.12 shall also be considered timely, but only with respect to nominees for election to such additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.
(b)   Special Meetings of Stockholders.   Only such Business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting (or any supplement thereto); provided, however, that reference therein to the election of directors or the election of members of the Board of Directors shall not include or be deemed to include Nominations. Nominations may be made at a special meeting of stockholders at which one or more directors are to be elected by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude any Class/Series Directors) pursuant to the Corporation’s notice of meeting (or any supplement thereto) as aforesaid (provided that the Board of Directors has determined that directors shall be elected at such meeting) (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 1.12 is delivered to the Secretary, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 1.12 and the requirements of Rule 14a-19 under the Exchange Act. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors by the stockholders generally entitled to vote (which, for the avoidance of doubt, shall exclude any Class/Series Directors), any such stockholder entitled to vote in such election may make a Nomination or Nominations of one or more individuals (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting pursuant to Section 1.12(b)(iii) of these Bylaws, if the stockholder’s notice required by Section 1.12(a)(ii) of these Bylaws shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of such special meeting and of the nominee(s) proposed by the Board of Directors to be elected at such special meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
(c)   General.

(i)   Only individuals subject to a Nomination made in compliance with the procedures set forth in this Section 1.12 and Rule 14a-19 under the Exchange Act shall be eligible for election at an annual or special meeting of stockholders, and only such Business shall be conducted at an annual or special meeting of stockholders as shall have been brought before such meeting in accordance with the procedures set forth in this Section 1.12. Except as otherwise provided by applicable law, the Board of Directors or the individual presiding over an annual or special meeting of stockholders shall have the power and duty to determine whether (A) a Nomination or any Business proposed to be brought before the meeting was or was not made, proposed or brought, as the case may be, in accordance with the procedures set forth in this Section 1.12 and Rule 14a-19 under the Exchange Act and (B) any proposed Nomination, Nominations or Business shall be disregarded or that such Nomination, Nominations or Business shall not be considered or transacted at the meeting, including due to any failure to conduct a solicitation in support of a Nomination or Nominations in compliance with Rule 14a-19 under the Exchange Act. Notwithstanding the foregoing provisions of this Section 1.12, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders to present a Nomination, Nominations or Business, such Nomination, Nominations or Business shall be disregarded and such Nomination, Nominations or Business shall not be considered or transacted at the meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation.
(ii)   A stockholder providing notice of a Nomination, Nominations or any Business proposed to be brought before an annual or special meeting of stockholders shall further update and supplement such notice, (i) if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.12 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the annual or special meeting of stockholders and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of the annual or special meeting of stockholders and (ii) in connection with a Nomination or Nominations, to provide evidence that the stockholder providing notice of a proposed Nomination or Nominations has solicited proxies from holders representing at least sixty-seven percent (67%) of the voting power of the shares of capital stock of the Corporation entitled to vote in the election of directors, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the stockholder files a definitive proxy statement in connection with such annual or special meeting of stockholders.
(iii)   For purposes of this Section 1.12, “public announcement” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with or publicly furnished by the Corporation to the Securities and Exchange Commission pursuant to Section 13, 14 and 15(d) (or any successor thereto) of the Exchange Act.
(iv)   Nothing in this Section 1.12 shall be deemed to affect any (A) rights or obligations, if any, of stockholders with respect to inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 (to the extent the Corporation or such proposals are subject to Rule 14a-8), (B) rights or obligations, if any, of stockholders with respect to the inclusion of a nominee in a universal proxy card pursuant to Rule 14a-19 (or any successor thereto) promulgated under the Exchange Act or (C) rights, if any, of the holders of any class or series of stock of the Corporation as provided for or filed by or pursuant to the Certificate of Incorporation and then outstanding to, solely and exclusively, elect one or more directors outstanding (collectively, the “Class/Series Directors” and each, a “Class/Series Director”).
ARTICLE 2.   BOARD OF DIRECTORS
Section 2.1   Number; Qualifications.   Except for any Class/Series Directors, the Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.
Section 2.2   Resignation; Vacancies.   Any director may resign at any time upon notice to the Corporation. Subject to the rights, if any, of the holders of any class or series of stock of the Corporation as provided for or fixed by or pursuant to the provisions of the Certificate of Incorporation and then outstanding, newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, disqualification or removal of a director, shall be filled solely and exclusively by a majority vote of the directors then in office, although less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy resulting from an increase in the authorized number of directors shall hold office until the next annual election and until his or her successor shall be elected and qualified, subject to such director’s earlier death, resignation, disqualification, or removal. Any director elected to fill a vacancy resulting from the death, resignation, disqualification or removal of a director shall hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor shall be elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.
Section 2.3   Regular Meetings.   Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.
Section 2.4   Special Meetings.   Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chief Executive Officer, President, any Vice President, the Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by or at the direction of the person or persons calling the meeting,

(a) if delivered personally by hand, courier or telephone or given by electronic transmission, at least twenty-four (24) hours before the special meeting and (b) if sent by United States mail, deposited in the United States mail at least ninety six (96) hours before the special meeting.
Section 2.5   Telephonic Meetings Permitted.   Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.
Section 2.6   Quorum; Vote Required for Action.   At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the directors then in office, which in no case shall be less than one third (1/3) of the votes of the total authorized directors, shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation, these Bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If the Certificate of Incorporation provides that one (1) or more directors shall have more or less than 1 vote per director on any matter, every reference in the Certificate of Incorporation or these Bylaws to a majority or other proportion of the directors of the Corporation shall refer to a majority or other proportion of the votes of the directors, including for (a) a quorum of the Board of Directors, any committee thereof and any subcommittee of such a committee and (b) actions of the directors, any committee of the Board of Directors or any subcommittee thereof.
Section 2.7   Organization.   Meetings of the Board of Directors shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in his or her absence by the Chief Executive Officer, or in his or her absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
Section 2.8   Action by Unanimous Consent of Directors.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, (a) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and (b) a consent may be documented, signed, and delivered in any manner permitted by Section 116 of the DGCL. After action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.
ARTICLE 3.   COMMITTEES
Section 3.1   Committees.   The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law and the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading. Subject to such rules and regulations, in the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law and to the extent provided in the resolution of the Board of Directors establishing such committee or these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.
Section 3.2   Meetings and Actions of Committees.   A majority of the votes of the directors then serving on a committee of the Board of Directors or on a subcommittee of a committee shall constitute a quorum for the transaction of business by the committee or subcommittee, unless the Certificate of Incorporation, these Bylaws, a resolution of the Board of Directors or a resolution of a committee that created the subcommittee requires a greater or lesser number, provided that in no case shall a quorum be less than one third (1/3) of the votes of the directors then serving on the committee or subcommittee. The vote of the majority of the votes of the members of a committee or subcommittee present at a meeting at which a quorum is present shall be the act of the committee or subcommittee, unless the Certificate of Incorporation, these Bylaws, a resolution of the Board of Directors or a resolution of a committee that created the subcommittee requires a greater number. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such provision by the Board of Directors or rules made by the committee, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article 2 of these Bylaws.
ARTICLE 4.   OFFICERS
Section 4.1   Executive Officers; Election; Qualifications; Term of Office, Resignation; Removal; Vacancies.   The Board of Directors shall elect a Chief Executive Officer, Chief Financial Officer, and Secretary, and it may, if it so determines, choose a Chairperson of the Board and a Vice Chairperson of the Board from among its members. The Board of Directors may also choose a President, one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, and such other officers as it shall from time to time deem necessary or desirable. Each such officer shall hold office for such term as shall be determined by the Board of Directors and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any officer may resign at any time upon written notice to the

Corporation. Except as otherwise provided by or pursuant to the Certificate of Incorporation, the Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting of the Board of Directors.
Section 4.2   Powers and Duties of Executive Officers.   The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed in these Bylaws or a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.
Section 4.3   Appointing Attorneys and Agents; Voting Securities of Other Entities.   Unless otherwise provided by resolution adopted by the Board of Directors, the Chairperson of the Board, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, for, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation or other entity, or to consent, in the name of the Corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed for, in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such proxies or other instruments as he or she may deem necessary or proper. Any of the rights set forth in this Section 4.3 which may be delegated to an attorney or agent may also be exercised directly by the Chairperson of the Board, the President or any Vice President.
ARTICLE 5.   STOCK
Section 5.1   Stock Certificates.   The shares of capital stock of the Corporation shall be represented by a certificate, unless and until the Board of Directors adopts a resolution permitting shares to be uncertificated. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two (2) authorized officers of the Corporation representing the number of shares registered in certificate form. Each of the Chief Executive Officer, the Chief Financial Officer and the General Counsel, in addition to any other officers of the Corporation authorized by the Board of Directors or these Bylaws, is hereby authorized to sign certificates by, or in the name of, the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have the power to issue a certificate in bearer form.
Section 5.2   Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares.   The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. The Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
Section 5.3   Transfers.   Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person’s attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. With respect to certificated shares of stock, every certificate exchanged, returned or surrendered to the Corporation shall be marked “Cancelled,” with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.
Section 5.4   Restrictions.   If the Corporation issues any shares that are not registered under the Securities Act of 1933, as amended from time to time (the “Securities Act”), and registered or qualified under the applicable state securities laws, such shares may not be transferred without the consent of the Corporation and the certificates evidencing such shares or the notice required by Delaware law, as the case may be, shall contain substantially the following legend (or such other legend adopted by resolution or resolutions of the Board of Directors):
THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THE CORPORATION’S AMENDED AND RESTATED BYLAWS (AS THE SAME MAY BE AMENDED FROM TIME TO TIME) AND MAY NOT BE TRANSFERRED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED FROM TIME TO TIME, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM, WITHOUT THE CONSENT OF THE CORPORATION.

ARTICLE 6.   INDEMNIFICATION
Section 6.1   Right to Indemnification.   The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any individual (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or an individual for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, its participants or beneficiaries, against all judgments, fines, amounts paid in settlement, liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3 of these Bylaws, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.
Section 6.2   Advanced Payment of Expenses.   The Corporation shall to the fullest extent permitted by applicable law, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending or otherwise participating in any proceeding in advance of its final disposition, provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.
Section 6.3   Claims.   If (a) a claim for indemnification (following the final disposition of such proceeding) under this Article VI is not paid in full within sixty (60) days after a written claim therefor by the Covered Person has been received by the Corporation or (b) a claim for advancement of expenses under this Article VI is not paid in full within twenty (20) days after a written claim therefor by the Covered Person has been received by the Corporation, as applicable, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense (including attorneys’ fees) of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In any such action to enforce a claim for indemnification under this Article VI, neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the General Corporation Law, nor an actual determination by the Corporation that the Covered Person has not met such applicable standard of conduct, shall create a presumption that the Covered Person has not met such applicable standard of conduct.
Section 6.4   Nonexclusivity of Rights.   The rights conferred on any Covered Person by this Article VI shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
Section 6.5   Other Sources.   The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.
Section 6.6   Amendment, Repeal, Modification or Elimination.   Any amendment, repeal, modification or elimination of this Article VI shall not eliminate or impair any right to indemnification or to advancement of expenses hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment, repeal, modification or elimination.
Section 6.7   Other Indemnification and Prepayment of Expenses.   This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.
Section 6.8   Certain Definitions.   For purposes of this Article VI, (a) references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article 6 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued; (b) references to “other enterprises” shall include employee benefit plans; (c) references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and (d) references to “serving at the request of the Corporation” shall include any service as a director, officer, employee, or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries.
ARTICLE 7.   MISCELLANEOUS
Section 7.1   Fiscal Year.   The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 7.2   Seal.   The corporate seal of the Corporation shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.
Section 7.3   Manner of Notice.   Except as otherwise provided in these Bylaws or permitted by applicable law, notices to directors or stockholders may be given in writing or by electronic transmission to the fullest extent permitted by applicable law.
Section 7.4   Waiver of Notice of Meetings of Stockholders, Directors and Committees.   Any written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission.
Section 7.5   Form of Records.   Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided, that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, that the records so kept comply with applicable law.
Section 7.6   Amendment of Bylaws.   These Bylaws may be altered, amended or repealed, and other Bylaws adopted, by the Board of Directors, but the stockholders may adopt other Bylaws and may alter, amend and repeal any Bylaws whether adopted by them or otherwise. In addition to any affirmative vote required by or pursuant to the provisions of the Certificate of Incorporation, any bylaw that is to be made, altered, amended or repealed by the stockholders of the Corporation shall require the affirmative vote of the holders of at least a majority in voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote, voting together as a single class.
ARTICLE 8.   FORUM SELECTION
Section 8.1   Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (iv) any action asserting a claim, including a claim in the right of the Corporation, as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware (the “Court of Chancery”), or (v) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, shall in each case be the Court of Chancery or, if such court lacks jurisdiction, any state or federal court located within the State of Delaware, in all cases subject to such court having personal jurisdiction over the indispensable parties named as defendants, except for, as to each of (i) through (v) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and such indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination). Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations thereunder. Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article. The existence of any prior written consent by the Corporation to the selection of an alternative forum shall not act as a waiver of the Corporation’s ongoing consent right as set forth above with respect to any current or future actions or claims.

SCHEDULE “R”
USBTC FINANCIAL STATEMENTS

US Data Mining Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets — Unaudited
(in thousands, except share and per share data)
	March 31, 2023	June 30, 2022
ASSETS
Current assets
Cash	$8,670	$21,067
Accounts receivable, net	162	1,168
Prepaid expenses and other current assets	5,538	13,998
Cryptocurrency, net	1,004	847
Total current assets	15,374	37,080
Long-term assets
Deposits on miners	8,194	82,042
Property and equipment, net	66,434	117,258
Investment in unconsolidated joint venture	97,475	—
Intangible assets, net	5,691	—
Right-of-use assets	580	2,350
Other deposits	277	6,295
Total long-term assets	178,651	207,945
Total assets	$194,025	$245,025
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,219	$6,274
Accrued expenses	2,287	858
Other current liabilities	601	478
Deferred revenue	441	14,839
Notes payable, current portion	—	77,215
Lease liability, current portion	386	496
Total current liabilities	6,934	100,160
Long-term liabilities
Notes payable, less current portion	155,906	51,061
Lease liability, less current portion	1,044	1,907
Deposit liability	—	1,322
Deferred tax liability	1,395	2,972
Total long-term liabilities	158,345	57,262
Total liabilities	165,279	157,422
Commitments and contingencies (Note 16)
Stockholders’ equity
Series A preferred stock, par value $0.00001; 7,855,500 shares authorized; 7,824,000 shares issued and outstanding as of March 31, 2023 and June 30, 2022, respectively	24,899	24,899
Series B preferred stock, par value $0.00001; 10,000,000 shares authorized; 10,000,000 shares issued and outstanding as of March 31, 2023 and June 30, 2022, respectively	61,067	61,067
Series B-1 preferred stock, par value $0.00001; 3,750,000 shares authorized; 793,250 shares issued and outstanding as of March 31, 2023 and June 30, 2022, respectively	12,537	12,537
Common stock, $0.00001 par value; 125,000,000 shares authorized; 45,696,749 and 43,122,500 shares issued and outstanding as of March 31, 2023 and June 30, 2022, respectively	—	—
Additional paid-in capital	35,054	29,987
Accumulated deficit	(104,811)	(40,887)
Total stockholders’ equity	28,746	87,603
Total liabilities and stockholders’ equity	$194,025	$245,025
See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

US Data Mining Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations — Unaudited
(in thousands, except share and per share data)
	Nine Months Ended March 31,
	2023	2022
		(restated)
Revenue:
Cryptocurrency mining, net	$33,389	$47,147
Mining equipment sales	3,635	—
Management fees	4,453	—
Cost reimbursements	3,674	—
Hosting services	16,480	58
Total revenue	61,631	47,205
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)
Services	29,886	13,504
Mining equipment	3,112	—
Depreciation and amortization	14,715	5,458
General and administrative	20,704	21,671
Impairment of cryptocurrency	2,835	12,019
Realized gain on sale of cryptocurrency	(3,573)	—
Impairment of long-lived assets	63,574	—
Total costs and expenses	131,253	52,652
Operating loss	(69,622)	(5,447)
Other income (expense):
Interest expense	(22,278)	(3,401)
Equity in earnings of unconsolidated joint venture	2,774	—
Gain on debt extinguishment	23,683	—
Total other income (expense)	4,179	(3,401)
Loss before income tax benefit	(65,443)	(8,848)
Income tax benefit	1,519	2,332
Net loss	$(63,924)	$(6,516)
Basic and diluted net loss per share	$(1.51)	$(0.19)
Basic and diluted weighted average number of shares outstanding	42,281,945	34,394,667
See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

Condensed Consolidated Statements of Stockholders’ Equity — Unaudited
(in thousands, except share data)
	Nine Months Ended March 31, 2023
	Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of June 30, 2022	7,824,000	$24,899	10,000,000	$61,067	793,250	$12,537	43,122,500	$—	$29,987	$(40,887)	$87,603
Issuance of common stock	—	—	—	—	—	—	2,960,000	—	770	—	770
Cancellation of restricted stock awards	—	—	—	—	—	—	(1,441,913)	—	641	—	641
Stock-based compensation	—	—	—	—	—	—	1,056,162	—	3,656	—	3,656
Net loss	—	—	—	—	—	—	—	—	—	(63,924)	(63,924)
Balance as of March 31, 2023	7,824,000	$24,899	10,000,000	$61,067	793,250	$12,537	45,696,749	$—	$35,054	$(104,811)	$28,746
	Nine Months Ended March 31, 2022 (restated)
	Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of June 30, 2021	7,745,250	$24,648	—	$—	—	$—	39,376,750	$—	$20,307	$(9,084)	$35,871
Rescission of preferred stock	(31,500)	(100)	—	—	—	—	—	—	—	—	(100)
Issuance of preferred stock, net of offering costs	—	—	10,000,000	61,067	770,750	12,180	—	—	—	—	73,247
Transfer of shares subject to registration to permanent equity	110,250	351	—	—	—	—	656,250	—	504	—	855
Cancellation of restricted stock award	—	—	—	—	—	—	(250,000)	—	—	—	—
Stock-based compensation (Restated)	—	—	—	—	—	—	3,339,500	—	7,435	—	7,435
Net loss (Restated)	—	—	—	—	—	—	—	—	—	(6,516)	(6,516)
Balance as of March 31, 2022 (Restated)	7,824,000	$24,899	10,000,000	$61,067	770,750	$12,180	43,122,500	$—	$28,246	$(15,600)	$110,792
See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

US Data Mining Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows — Unaudited
(in thousands)
	Nine Months Ended March 31,
	2023	2022
		(restated)
Cash flows from operating activities
Net loss	$(63,924)	$(6,516)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,715	5,458
Impairment of long-lived assets	63,574	—
Amortization of right-of-use assets	252	273
Stock-based compensation	4,297	7,435
Equity in earnings of unconsolidated joint venture	(2,774)	—
Distributions of earnings from unconsolidated joint venture	4,500	—
Revenue, net – cryptocurrency mining	(33,389)	(47,147)
Impairment of cryptocurrency	2,835	12,019
Realized gain on sale of cryptocurrencies	(3,573)	—
Deferred tax assets and liabilities	(1,577)	(2,332)
Gain on debt extinguishment	(23,683)	—
Amortization of debt discount	1,749	279
Paid-in-kind interest expense	15,886	—
Changes in assets and liabilities:
Accounts receivable, net	1,006	(59)
Prepaid expenses and other current assets	6,783	(2,294)
Other deposits	3,518	(4,410)
Accounts payable	(730)	2,995
Accrued expenses	1,121	(70)
Other liabilities	(1,199)	2,137
Deferred revenue	(14,398)	14,034
Lease liability	(325)	(238)
Net cash used in operating activities	(25,336)	(18,436)
Cash flows from investing activities
Proceeds from sale of cryptocurrency	33,970	—
Deposits on miners	(11,900)	(83,378)
Purchases of property and equipment	(3,103)	(28,720)
Proceeds from sale of property and equipment	178	—
Investment in unconsolidated joint venture	(10,000)	—
Net cash provided by (used in) investing activities	9,145	(112,098)
Cash flows from financing activities
Proceeds from notes payable	14,240	97,799
Repayments of notes payable	(9,213)	(4,393)
Repayments of notes payable – related parties	—	(1,250)
Debt issuance costs paid	(1,233)	(2,058)
Proceeds from the issuance of preferred stock	—	73,430
Preferred stock offering costs paid	—	(183)

US Data Mining Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows — Unaudited (Continued)
(in thousands)
	Nine Months Ended March 31,
	2023	2022
		(restated)
Payment for preferred stock rescission	—	(100)
Net cash provided by financing activities	3,794	163,245
Net increase (decrease) in cash	(12,397)	32,711
Cash at beginning of period	21,067	6,718
Cash at end of period	$8,670	$39,429
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$5,542	$3,044
Cash paid for income taxes	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Reclassification of deposits on miners to property and equipment	$64,995	$48,114
Reclassification of property and equipment to mining equipment held for sale	$—	$10,630
Reclassification of property and equipment to other current assets	$—	$189
Note payable assumed in investment in unconsolidated joint venture, at fair value	$95,101	$—
Intangible assets assumed in investment in unconsolidated joint venture, at fair value	$5,900	$—
Debt proceeds not yet received included in other current assets	$8,558	$—
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$2,262
Cancellation of lease	$648	$—
Mining revenue in prepaids and other current assets	$125	$—
Deposits on miners in accounts payable	$—	$1,182
Property and equipment in accrued expenses	$308	$—
Property and equipment in accounts payable	$36	$5,654

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Note 1.   Organization
Nature of operations and corporate information:
U.S. Data Mining Group, Inc. (d/b/a “US BITCOIN”) and Subsidiaries (collectively, the “Company”) operates cryptocurrency mining operations, which utilize specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips, designed around the 256-bit secure hashing algorithm (“SHA-256”), to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for cryptocurrency rewards.
As of March 31, 2023, the Company operated approximately 217,000 miners across five locations, with access to approximately 760 megawatts (“MW”) of electricity, via the Company’s cryptocurrency mining, hosting and managed infrastructure operations. The Company owns and operates a bitcoin mining facility in Niagara Falls, New York with current access to approximately 40 MW of electricity. The Company also owns a 50% interest in a joint venture with a leading North American energy company (the “JV”). The JV owns a bitcoin mining site in Upton County, Texas with access to approximately 280 MW of electricity (the “Echo Site”). The Company is also the site operator for three bitcoin mining sites. The first site is located in Kearney, Nebraska and has access to approximately 100 MW of electricity. The second site is located in Granbury, Texas and has access to approximately 300 MW of electricity. The third site is the Echo Site owned by the JV, which has access to approximately 280 MW of electricity. The fourth site is located in Pecos, Texas and has access to approximately 40 MW of electricity.
In March 2022, the Company launched new business lines for Mining Equipment Sales and for providing Hosting Services to its mining customers. In November 2022, the Company launched its Managed Infrastructure Operations business line in which it provides day-to-day management, support and administrative functions of operating bitcoin mining datacenters owned or leased by third-party or related party customers.
As mentioned above, one of the Company’s subsidiaries acquired a 50% membership interest in a JV named TZRC LLC (“TZRC”). The Company’s subsidiary assumed a property management agreement (“PMA”) with TZRC and a senior secured promissory note (the “TZRC Secured Promissory Note”) related to the JV. See Notes 9 and 10 for further discussion of the investment and assumed PMA and TZRC Secured Promissory Note, respectively.
The Company was incorporated in the state of Nevada on December 4, 2020. The Company’s wholly owned subsidiaries include U.S. Data Technologies Group Ltd., which was incorporated in the state of Delaware on December 4, 2020, U.S. Data Lone Star, Inc. (f/k/a U.S. Data PP, Inc.), U.S. Data Falls, Inc. (f/k/a U.S. Data Machines 1, Inc.) and U.S. Data Machines 2, Inc., which were incorporated in the state of Nevada on December 4, 2020, Pecos Data Technologies, LLC, which was organized in the state of Nevada on January 18, 2022, USMIO Charlie LLC, USMIO Delta LLC, and USMIO Echo LLC, which were organized in the state of Delaware on November 1, 2022, US Data King Mountain LLC, which was organized in the state of Nevada on November 15, 2022, and US Data Guardian LLC, which was organized in the state of Nevada on January 23, 2023.
Mining equipment
As of March 31, 2023, the Company owned approximately 26,900 miners.
On September 15, 2021, the Company entered into an agreement to purchase 18,000 model M30S miners with Super Acme Technology Limited (“Acme”). The total purchase commitment is for approximately $54.8 million and delivery of the miners began in January 2022 and is expected to continue through April 2023. As of March 31, 2023, the Company paid a total of approximately $42.4 million in deposits.
On March 10, 2022, the Company entered into an agreement with Acme to purchase 30,000 miners from their model M30 fleet of products. The initial total purchase commitment is for approximately $126.1 million. Delivery of the miners began in August 2022, and is expected to continue through June 2023. As of March 31, 2023, the Company paid a total of approximately $66.2 million in deposits.
Business Combination Agreement
On February 6, 2023, the Company and Hut 8 Mining Corp. (“Hut 8”) entered into a Business Combination Agreement under which under which the companies will combine in an all-stock merger of equals (the “Transaction”). The combined company will be named “Hut 8 Corp.” (“New Hut” or the “Combined Company”) and will be a U.S.-domiciled entity. Pursuant to the Business Combination Agreement, stockholders of USBTC will receive, for each share of USBTC capital stock, 0.6716 of a share of New Hut common stock. Upon consummation of the Transaction, existing Hut 8 shareholders and USBTC stockholders will each collectively own, on a fully-diluted in the money basis, approximately 50% each of the stock of the Combined Company. Following completion of the Transaction, Hut 8 and USBTC will each become wholly-owned subsidiaries of New Hut. The Transaction is expected to close in the third quarter of calendar year ending December 31, 2023, subject to satisfaction of the closing conditions under the Business Combination Agreement.
Stock Split
On September 1, 2022, the Company’s Board of Directors authorized a stock split of its common stock, par value $0.00001 per share, and its preferred stock, par value $0.00001, at a ratio of 250-for-1 (the “2022 Stock Split”). As a result of the 2022 Stock Split, (i) every 1 share of the issued and outstanding common stock and preferred stock were automatically converted into 250 newly issued and outstanding shares of common stock and preferred stock, respectively, without any change in the par value per share, and (ii) the number of authorized shares of

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
common stock and preferred stock outstanding was proportionally increased. Shares of common stock underlying outstanding stock options and other equity instruments convertible into common stock were proportionately increased and the respective exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. Fractional shares, if any, resulting from the 2022 Stock Split were rounded up to the nearest whole share, and all shares of common stock and preferred stock (including fractions thereof) issuable upon the 2022 Stock Split to a given stockholder were aggregated for the purpose of determining whether the Stock Split would result in the issuance of a fractional share. Conversion terms on the Company’s preferred stock were not changed. Preferred stock continues to convert on a one to one basis for common stock.
All of the Company’s historical share and per share information related to issued and outstanding common stock, issued and outstanding preferred stock and outstanding options exercisable for common stock in these unaudited condensed consolidated financial statements have been adjusted, on a retroactive basis, to reflect the 2022 Stock Split. See Note 13.
Note 2.   Restatement of Consolidated Financial Statements
Restatement Background
Certain of the Company’s previously issued interim unaudited financial statements should no longer be relied upon and a restatement is required for these previously issued interim unaudited financial statements. The Unaudited Condensed Nine Months Ended March 31, 2023 Consolidated Financial Statements include restated Unaudited Condensed Nine Months Ended March 31, 2022 Consolidated Financial Statements.
Restatement of financial information and prior periods presented was necessary to correct for the following: (i) Stock-based Compensation and (ii) the income tax adjustments due to the aforementioned error. See below for presentation of restated unaudited nine months ended March 31, 2022 Consolidated Financial Statements.
Stock-based Compensation
The Company corrected its previous conclusion related to the vesting of performance based restricted stock units. The Company previously determined certain restricted stock units had vested based on an interpretation of certain performance clauses contained in certain employee’s employment agreements. It was subsequently determined that the units’ performance criteria were not met and the Company reversed the related stock-based compensation expense associated with the vesting of these restricted stock units.
Income Tax Adjustments
As a result of the adjustment to the restated financial statements presented, our income tax benefit decreased by approximately $0.01 million for the nine months ended March 31, 2022, primarily due to changes in deferred taxes.
The following tables present the impacts of the restatement adjustments as described above. Restated Unaudited Consolidated Statement of Stockholders’ Equity is not presented as all impacted items on those statements, net loss, accumulated deficit and total stockholders’ equity, are presented within the following tables. This information has been prepared on the same basis as the Unaudited Consolidated Financial Statements and includes all adjustments necessary to state fairly the information for the period presented, which management considers necessary for a fair presentation when read in conjunction with the Unaudited Consolidated Financial Statements and notes.
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U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Balance Sheet
	As of March 31, 2022
	As Reported	Restatement Adjustments	As Restated
ASSETS
Current assets
Cash	$39,429	$—	$39,429
Accounts receivable, net	59	—	59
Mining equipment held for sale, net	10,630	—	10,630
Prepaid expenses and other current assets	2,530	—	2,530
Cryptocurrency, net	38,146	—	38,146
Total current assets	90,794	—	90,794
Long-term assets
Deposits on miners	56,534	—	56,534
Property and equipment, net	73,137	—	73,137
Right-of-use assets	2,469	—	2,469
Other deposits	8,190	—	8,190
Deferred tax assets	4,428	1	4,429
Total long-term assets	144,758	1	144,759
Total assets	$235,552	$1	$235,553
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$10,146	$—	$10,146
Accrued expenses	1,454	—	1,454
Other current liabilities	940	—	940
Deferred revenue	14,034	—	14,034
Notes payable, current portion	33,562	—	33,562
Lease liability, current portion	486	—	486
Total current liabilities	60,622	—	60,622
Long-term liabilities
Notes payable, less current portion	60,908	—	60,908
Lease liability, less current portion	2,034	—	2,034
Deposit liability	1,197	—	1,197
Total long-term liabilities	64,139	—	64,139
Total liabilities	124,761	—	124,761
Commitments and contingencies
Stockholders’ equity
Series A preferred stock	24,899	—	24,899
Series B preferred stock	61,067	—	61,067
Series B-1 preferred stock	12,180	—	12,180
Common stock	—	—	—
Additional paid-in capital	29,852	(1,606)	28,246
Accumulated deficit	(17,207)	1,607	(15,600)
Total stockholders’ equity	110,791	1	110,792
Total liabilities and stockholders’ equity	$235,552	$1	$235,553

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Statement of Operations
	Nine Months Ended March 31, 2022
	As Reported	Restatement Adjustments	As Restated
Revenue:
Cryptocurrency mining, net	$47,147	$—	$47,147
Hosting services	58	—	58
Total revenue	47,205	—	47,205
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)	13,504	—	13,504
Depreciation and amortization	5,458	—	5,458
General and administrative	23,277	(1,606)	21,671
Impairment of cryptocurrency	12,019	—	12,019
Total costs and expenses	54,258	(1,606)	52,652
Operating loss	(7,053)	1,606	(5,447)
Other income (expense):
Interest expense	(3,401)	—	(3,401)
Total other income (expense)	(3,401)	—	(3,401)
Loss before income tax benefit	(10,454)	1,606	(8,848)
Income tax benefit	2,331	1	2,332
Net loss	$(8,123)	$1,607	$(6,516)
Basic and diluted net loss per share	$(0.24)	$0.05	$(0.19)
Basic and diluted weighted average number of shares outstanding	34,399,750	34,399,750	34,399,750
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Statement of Cash Flows
	Nine Months Ended March 31, 2022
	As Reported	Restatement Adjustments	As Restated
Cash flows from operating activities
Net loss	$(8,123)	$1,607	$(6,516)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,458	—	5,458
Amortization of right-of-use assets	273	—	273
Stock-based compensation	9,041	(1,606)	7,435
Impairment of cryptocurrency	12,019	—	12,019
Deferred tax assets	(2,331)	(1)	(2,332)
Amortization of debt discount	279	—	279
Changes in assets and liabilities:
Cryptocurrency mined	(47,147)	—	(47,147)
Accounts receivable, net	(59)	—	(59)
Prepaid expenses and other current assets	(2,294)	—	(2,294)
Other deposits	(4,410)	—	(4,410)
Accounts payable	2,995	—	2,995
Accrued expenses	(70)	—	(70)
Other liabilities	2,137	—	2,137
Deferred revenue	14,034	—	14,034
Lease liability	(238)	—	(238)
Net cash used in operating activities	(18,436)	—	(18,436)
Cash flows from investing activities
Deposits on miners	(83,378)	—	(83,378)
Purchases of property and equipment	(28,720)	—	(28,720)
Net cash used in investing activities	(112,098)	—	(112,098)
Cash flows from financing activities
Proceeds from notes payable	97,799	—	97,799
Repayments of notes payable	(4,393)	—	(4,393)
Repayments of notes payable – related parties	(1,250)	—	(1,250)
Debt issuance costs paid	(2,058)	—	(2,058)
Proceeds from the issuance of preferred stock	73,430	—	73,430
Preferred stock offering costs paid	(183)	—	(183)
Payment for preferred stock rescission	(100)	—	(100)
Net cash provided by financing activities	163,245	—	163,245
Net increase (decrease) in cash	32,711	—	32,711
Cash at beginning of period	6,718	—	6,718
Cash at end of period	$39,429	$—	$39,429
Note 3.   Liquidity and Financial Condition
The Company has experienced losses since inception. As of March 31, 2023, the Company had cash of $8.7 million, operating cash flows of ($25.3) million, working capital of $8.4 million, total stockholders’ equity of $28.7 million and an accumulated deficit of $104.8 million. To date, the Company has, in large part, relied on equity and debt financings to fund its operations. The Company believes its current cash on hand

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
and subsequent equity and debt financings will be sufficient to meet its operating and capital requirements for at least the next twelve months from the date these unaudited condensed consolidated financial statements are issued.
During the fiscal year ended June 30, 2022, the Company received net proceeds of approximately $61.1 million from sales of 10,000,000 shares of its Series B preferred stock, $0.00001 par value.
During the fiscal year ended June 30, 2022, the Company received net proceeds of approximately $12.5 million from sales of 793,250 shares of its Series B-1 preferred stock, $0.00001 par value.
On December 27, 2021, the Company amended the Master Equipment Financing Agreement (“Amended MEFA”) it entered into on July 17, 2021, to include approximately $84.3 million of additional funding to be used to purchase additional miners. As of June 30, 2022, approximately $66.8 million of the Amended MEFA was received by the Company, net of approximately $1.7 million in closing costs. The $66.8 million includes multiple tranches, which mature on June 25, 2023 or December 25, 2023. The Amended MEFA bears interest at 12% per annum with twelve monthly interest-only payments due beginning in January 2022. The financing is secured by a first priority security interest in substantially all of the Company’s assets and includes financial reporting covenants on a quarterly and annual basis. Once the miners are delivered and installed, the first priority security interest in substantially all of the Company assets will be terminated, and the first priority security interest reverts to the miners only. For the nine months ended March 31, 2023, approximately $4.2 million of gross proceeds had been received under the MEFA and Amended MEFA. For the fiscal year ended June 30, 2022, approximately $86.1 million of gross proceeds had been received under the MEFA and Amended MEFA.
In February 2023, the Company settled its outstanding Amended MEFA promissory notes of approximately $95.4 million. As part of the settlement and extinguishment, the Company exchanged assets from its location in Pecos, Texas and recorded a gain on extinguishment of debt of approximately $23.7 million, which is included in the Company’s condensed unaudited consolidated statements of operations. See Note 11.
On March 31, 2022 and April 26, 2022, the Company entered into equipment loan and security agreements (“ELSAs”) with a financing company in the amount of approximately $25.0 million each, which the Company used to fund the acquisition of additional miners. The ELSAs bear interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. The March 2022 and April 2022 financings are secured by a first priority security interest in approximately 5,900 miners and 5,800, respectively, which will be purchased from Acme as part of the purchase commitments mentioned below.
In February 2023, the Company restructured all of its obligations relating to the ELSA’s (“Anchorage Loan”). See Note 11.
During the nine months ended March 31, 2023, the Company paid approximately $4.7 million against its MEFA and ELSA notes payable.
On December 6, 2022, the Company, entered into a $10.0 million promissory note with a third party. The promissory note supersedes the previous arrangement between the Company and third party, entered into in September 2022, pursuant to which funds received had been recorded as a subscription received in advance (current liability) as of September 30, 2022. See Note 11.
On December 6, 2022, the Company acquired a non-controlling 50% ownership interest in TZRC, a joint venture with a large power provider, upon payment of $10 million in cash, and assumed the “TZRC Secured Promissory Note with an estimated fair value of approximately $95.1 million, and PMA with an estimated fair value of approximately $5.9 million. TZRC operates a bitcoin mining farm and both self-mines and provides a hosting service for third-party miners. See Notes 10 and 11.
During the fiscal year ended June 30, 2022, the Company paid approximately $9.3 million against its MEFA and ELSA notes payable.
During the fiscal year ended June 30, 2022, the Company paid approximately $1.3 million in complete satisfaction of its related party notes payable. Secured promissory notes with various related parties had been entered into between December 4, 2020 (inception) through January 5, 2021, and had been subsequently amended. All related party notes were paid in full, including interest, on or prior to October 1, 2021.
Note 4.   Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of preparation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such interim results. Amounts are in thousands except for share, per share and miner amounts.
The results in the unaudited condensed consolidated statements of operations are not necessarily indicative of results to be expected for the fiscal year ending June 30, 2023 or for any future interim period. The unaudited condensed consolidated financial statements do not include all

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
the information and notes required by U.S. GAAP for complete financial statements. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2022 (restated), and notes thereto.
Principles of consolidation
These unaudited condensed consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. Consolidated subsidiaries’ results are included from the date the subsidiary was formed or acquired. Intercompany balances and transactions have been eliminated in consolidation.
Unconsolidated investments in which the Company does not have a controlling interest but does have significant influence are accounted for as equity method investments, with earnings recorded in other expense. These investments are included in long-term assets and the Company’s proportionate share of income or loss is included in other expense.
Use of estimates
The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its most significant accounting estimates, including those related to revenue recognition, impairments of cryptocurrency, long-lived assets and intangible assets, income taxes and stock-based compensation. In addition, management uses assumptions when utilizing the Black-Scholes and other option valuation models to calculate the fair value of granted stock-based awards. Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the granted stock-based awards. Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Making estimates requires management to exercise significant judgment.
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Significant Accounting Policies
For a detailed discussion about the Company’s significant accounting policies, see the Company’s June 30, 2022 (restated), consolidated financial statements.
Fair Value Measurements
The Company’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:
Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments. The carrying value of the Company’s remaining notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to the Company.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
The Company determines the fair value of cryptocurrencies on a nonrecurring basis for purposes of impairment testing in accordance with ASC 820, based on Level 1 inputs; namely, quoted prices in an active trading platform for bitcoin. In measuring impairment of long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment, the Company estimates the fair value of long-lived assets on a nonrecurring basis in accordance with the provisions of ASC 820, based on unobservable inputs for the assets.
The following table presents information about the Company’s assets and liabilities measured at fair value on a nonrecurring basis and the Company’s estimated level within the fair value hierarchy of those assets and liabilities as of March 31, 2023:
	Fair value measured at March 31, 2023
(in thousands)	Total carrying value at March 31, 2023	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cryptocurrency, net	$1,004	$1,004	$—	$—
For cryptocurrency, in determining the fair value of its cryptocurrency, the Company uses quoted prices as determined by the Company’s principal market. See the Company’s cryptocurrency accounting policy below.
Cryptocurrency, net
Cryptocurrency (bitcoin) is included in current assets in the accompanying unaudited condensed consolidated balance sheets due to the Company’s ability to sell it in a highly liquid marketplace and its intent to liquidate its bitcoin to support operations or for treasury management when needed.
Cryptocurrency received by the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.
Cryptocurrency held is accounted for as intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually. The Company measures for impairment on a daily basis, determining the fair value of its cryptocurrency by using the lowest intra-day price as determined by the Company’s principal market. The Company recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.
The proceeds from sales of cryptocurrencies are included within investing activities in the accompanying unaudited condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in operating income (expense) in the unaudited condensed consolidated statements of operations. The Company’s policy is to account for gains or losses on sale of cryptocurrency, in accordance with the first in first out method of accounting.
Investment in Equity Investees
The Company accounts for its investment in equity investees in accordance with ASC Topic 323, “Investments — Equity Method and Joint Ventures” (“ASC 323”). The Company accounts for its investment in TZRC LLC (“TZRC”) under ASC 323 because the Company has the ability to exercise significant influence, but not control, over the investee. See Note 10 for additional information on the equity method investment entity. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of an investee of between 20 percent and 50 percent, or an ownership interest greater than three to five percent in certain partnerships, unincorporated joint ventures and limited liability companies, although other factors are considered in determining whether the equity method of accounting is appropriate. Under this method, an investment in the unconsolidated investee is generally initially measured and recorded at cost.
The Company recorded its investment in TZRC based upon the fair value of the consideration transferred which was determined to be its cost. The Company’s investment is subsequently adjusted to recognize its share of net income or losses as they occur. The Company also adjusts its investment upon receipt of a distribution from an equity investee, which is accounted for as a distribution-in-kind that is measured as of time of receipt. The Company’s share of the investees’ earnings or losses is recorded, net of taxes, within equity in earnings (losses) of unconsolidated joint venture on the Company’s unaudited condensed consolidated statements of operations. Additionally, the Company’s interest in the net assets of its equity method investee is reflected on its unaudited condensed consolidated balance sheets. If, upon the Company’s acquisition of the investment, there is any difference between the cost of the investment and the amount of the underlying equity in the net assets of the investee, the difference is required to be accounted for as if the investee were a consolidated subsidiary. If the difference is assigned to depreciable or amortizable assets or liabilities, then the difference should be amortized or accreted in connection with the equity earnings based on the

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Company’s proportionate share of the investee’s net income or loss. If the Company is unable to relate the difference to specific accounts of the investee, the difference should be considered goodwill.
The Company considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. If the Company considered any such decline to be other than temporary (based on various factors, including historical financial results, success of the mining operations and the overall health of the investee’s industry), then the Company would record a write-down to the estimated fair value. No impairment of the Company’s investment in TZRC was recorded for the nine months ended March 31, 2023.
Property and equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally four to five years for miners and mining equipment, three years for vehicles and two years for machinery and facility equipment. Estimated useful lives for leasehold improvements are the lesser of the estimated useful life of the asset or the life of the term of the lease. Land improvements are depreciated using the straight-line method over a fifteen-year life. Construction in progress is not depreciated until the work is completed and the assets placed in service. Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from the Company’s unaudited condensed consolidated balance sheets with the resulting gain or loss, if any, reflected in the Company’s unaudited condensed consolidated statements of operations.
The Company capitalizes a portion of the interest on its term loan related to certain property and equipment during the construction period of its mining operations. The capitalized interest is recorded as part of the asset to which it relates and depreciated over the asset’s estimated useful life. The Company capitalized interest of approximately $0.7 million and nil during the nine months ended March 31, 2023 and March 31, 2022, respectively. Capitalized interest is included in property and equipment, net in the Company’s unaudited condensed consolidated balance sheets.
Impairment of Long-lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset group) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors the Company considers that could trigger an impairment include, but are not limited to, the following: significant changes in the manner of our use of the acquired assets or the strategy for the Company’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure assets obsolete. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in cost and expenses in the unaudited condensed consolidated statements of operations. An impairment of approximately $63.6 million was recognized in the nine months ended March 31, 2023, pertaining to the Company’s single asset group. See Note 7 for discussion.
Finite-lived intangible assets
In connection with the acquisition of the interest in TZRC, the Company acquired the right to a PMA (intangible asset) contract under which it would be compensated for services of running the JV’s operations. As of March 31, 2023, the balance of the PMA was approximately $5.7 million. Intangible assets are amortized on a straight-line basis over the expected useful life, which is their contractual term or estimated useful life. The Company performs assessments to determine whether finite-lived classification is still appropriate at least annually. The carrying value of finite-lived assets and their remaining useful lives are also reviewed at least annually to determine if circumstances exist which may indicate a potential impairment or revision to the amortization period. A finite-lived intangible asset is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows to be derived from it. We exercise judgment in selecting the assumptions used in the estimated future undiscounted cash flows analysis. Impairment is measured by the amount that the carrying value exceeds fair value. The use of different estimates or assumptions could result in significantly different fair values for our reporting units and intangible assets.
Revenue Recognition
The Company recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Cryptocurrency mining:
The majority of the Company’s revenue is derived from providing computing power to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power (hashrate) to the mining pools. The contracts are terminable, without conditions or penalties, at any time by either party. The Company has the right to decide the point in time and duration for which it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator, and exists in any period the Company provides computing power (hourly or daily period depending on the mining pool operator). The consideration to which the Company is entitled is noncash (cryptocurrency). The Company measures the consideration at fair value based on the quoted price of the related cryptocurrency at contract inception, as determined by the Company’s principal market, which is Coinbase Prime. At the end of each contract term, the Company has a renewal right to continue the contract for another term. The Company has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates.
The provision of computing power to mining pools is an output of the Company’s ordinary activities and is the Company’s only performance obligation in its contracts with the mining pool operators. In exchange for providing computing power, the Company is entitled to noncash consideration in the form of cryptocurrency, measured under one of two payout methods, depending on the mining pool. The two payment methods used by the mining pools in which the Company participated are the Full Pay Per Share (“FPPS”) and Pay Per Share Plus (“PPS+”). Both reward systems contain two components, (1) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), and (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator. Block rewards are calculated in the same manner under both FPPS and PPS+. The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm over the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. The calculation of the amount of cryptocurrency earned is performed by the mining pool operator every period (either hourly or daily depending on the pool operator). If the

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Company chooses for any given period to provide hashrate for only a portion of a contract term, the Company is still entitled to receive consideration based on its lower proportionate contribution of hashrate.
Transaction fees refer to the total fees paid by users of the network to execute transactions during the contract term. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees during the contract term. The transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate during the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. Under PPS+, transaction fees are success based and hence are only paid if the mining pool receives transaction fees by successfully adding a block to the blockchain during the contract term. The Company is entitled to a pro-rata share of the transaction fees received by the mining pool. The amount of transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the mining pool’s total hashrate during the contract term.
Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (both block rewards and transaction fees), as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved (the “constraint”). Only when significant revenue reversal is concluded probable of not occurring can estimated variable consideration be included in revenue. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint, the estimated variable noncash consideration is fully constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and the amount of cryptocurrency to which the Company is entitled becomes known.
The consideration to which the Company is entitled under both payout methods described above is net of any operating fees retained by the mining pool operator, which are not material. There is no significant financing component in these transactions.
Hosting services:
The Company began providing hosting services in the third quarter of fiscal year 2022. The Company’s current hosting contracts are service contracts that contain a single performance obligation. The service the Company provides includes the provision of mining equipment, energized space, and typically also includes monitoring, active troubleshooting and various maintenance levels for the mining equipment.
Hosting revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the Company’s performance. The Company recognizes hosting revenue to the extent that a significant reversal of such revenue will not occur. All consideration to which the Company is entitled under its hosting services agreements is in the form of cash. Customer contracts can include advance payment terms in the form of monthly prepayments and/or upfront payments at contract inception. Advance payments are recorded as deferred revenue and recognized over time (generally, the month of hosting service to which they relate) as the customer simultaneously receives and consumes the benefits of the Company’s performance.
The Company’s hosting contracts contain service level agreement clauses, which guarantee a certain percentage of time the power will be available to its customer. In the rare case that the Company may incur penalties under these clauses, the Company recognizes the payment as variable consideration and a reduction of the transaction price and, therefore, of revenue, when not in exchange for a good or service from the customer.
Mining equipment sales
The Company entered into its first mining equipment sales contract in the first quarter of fiscal year 2023. Mining equipment sales contracts are for a fixed price and do not include a significant financing component. All consideration to which the Company is entitled is in the form of cash. The Company recognizes mining equipment revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control to the customer occurs when products have been picked up by or shipped to the customer based on the terms of the contract. Each product is considered distinct from all other promised products in the contract because the Company does not provide a service of significant integration between each product promised, each product promised does not modify or customize any other product promised under the contract, and the promised products are not highly interrelated or interdependent. Some contracts may also include upfront deposits or require the customer to pay the full sale price up front. Any advance payments are recorded as deferred revenue and recognized as revenue upon transfer of control of the products to the customer.
Management fees
The Company began providing management services under PMAs in the second quarter of fiscal year 2023. Under PMAs, the Company provides project management services for the customer’s data centers. PMAs contain a single performance obligation comprised of a series of distinct monthly service periods. The contracts have an initial term of five or ten years; certain contracts include renewal options. In exchange for

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
the provision of the services, the Company is entitled to variable consideration primarily in the form of a fixed monthly management fee based on capacity of the customer’s data centers, plus the reimbursement of certain operating costs. For some PMAs, the Company may also be entitled to a share of additional hosting services business the Company helps generate for the customer. The variable fees are attributable to the monthly service periods in the contract. All consideration to which the Company is entitled is in the form of cash. The Company recognizes revenue to the extent that a significant reversal of such revenue will not occur. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the Company’s performance.
Stock-based compensation
The Company recognizes compensation expense for all share-based payment awards made to employees, directors and consultants, including incentive stock options, non-qualified stock options and share awards based upon the estimated grant date fair value of the awards.
The fair value of share-based payment awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company generally uses a graded attribution method for all grants. Awards with both performance and service conditions are expensed over the service period for each separately vesting tranche. Forfeitures are recorded as incurred.
For more complex performance awards, including awards with market-based performance conditions, the Company employs a Monte Carlo simulation valuation method to calculate the fair value of the awards based on the most likely outcome. Under the Monte Carlo simulation, a number of variables and assumptions are used including, but not limited to the expected stock price volatility over the term of the award, the risk-free rate, and dividend yield. In accordance with accounting guidance for awards with market conditions, stock-based compensation is recognized over the derived service period, regardless of whether the award achieves the market condition and will only be adjusted to the extent the service condition is not met. Performance-based stock-based compensation begins to be recognized when the achievement of each performance condition is deemed probable, as the outcome of each event has inherent risks and uncertainties, and a positive outcome may not be known until the event is achieved. Stock-based compensation cost is adjusted in future periods for subsequent changes in the expected outcome of the performance-related conditions.
Stock options issued under the Company’s 2021 equity incentive plan are granted with an exercise price equal to no less than the market price of the Company’s stock at the date of grant and expire up to ten years from the date of grant. These options generally vest over a two year, four-year or six-year period. Certain option awards may vest only upon achievement of specific performance conditions.
Net loss per share
The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considered the convertible preferred stock to be a participating security as the holders are entitled to receive aggregated accrued and not paid dividends if/when declared by the Board of Directors at a dividend rate payable in preference and priority to the holders of common stock. Additionally, the Company’s restricted stock grants are considered participating securities as the holders are entitled to receive dividends if/when declared by the Board of Directors commensurate with other common stockholders.
Under the two-class method, basic net loss per share attributable to common stockholders was calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders was not allocated to the convertible preferred stock or unvested restricted stock grants as the holders of these securities do not have a contractual obligation to share in losses, which is consistent with the if converted method of calculation. Diluted net loss per share attributable to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, stock options and restricted stock grants were considered common shares equivalents but had been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss attributable to all classes of common stockholders, diluted net loss per share attributable to all classes of common stockholders is the same as basic net loss per share attributable to all classes of common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
Since the Company has only incurred losses, basic and diluted net loss per share is the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at March 31, 2023 and March 31, 2022 because their inclusion would be anti-dilutive are as follows:

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
	March 31, 2023	March 31, 2022
Series A preferred stock	7,824,000	7,824,000
Series B preferred stock	10,000,000	10,000,000
Series B-1 preferred stock	793,250	770,750
Unvested restricted stock awards	—	6,848,000
Stock options	6,770,823	2,555,500
Total	25,388,073	27,998,250
Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”), which may be an individual or decision-making group. The CODM reviews financial information for the purpose of making operating decisions, allocating resources and in evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. The Company’s chief executive officer is currently designated as the CODM. Although the Company has three lines of business, two of those lines of businesses were recently launched by the Company. These new lines of business are in the same industry as the Company currently operates and do not require special consideration. As of March 31, 2023, the CODM does not receive or evaluate the business lines separately and therefore the Company currently operates as one segment.
Recent accounting pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Note 5.   Concentrations
The Company has only mined Bitcoin as of March 31, 2023. Therefore, 100% of the Company’s mining revenue is related to one cryptocurrency. The Company has three mining pool operators as of March 31, 2023.
Note 6.   Cryptocurrency
The following table presents the cryptocurrency activity for the nine-month period ended March 31, 2023 and June 30, 2022 (in thousands):
	March 31, 2023	June 30, 2022
Beginning balance	$847	$7,264
Revenue recognized from cryptocurrency mined, net	33,389	63,506
Mining revenue earned in prior period received in current period	125	—
Carrying value of cryptocurrency sold	(30,397)	(39,909)
Impairment of cryptocurrency	(2,835)	(29,889)
Mining revenue not received	(125)	(125)
Ending balance	$1,004	$847
For the nine-month period ended March 31, 2023, the Company received approximately $34.0 million in proceeds from sales of bitcoin, and recorded an approximately $3.6 million realized gain related to these sales. For the nine-month period ended June 30, 2022, the Company received approximately $45.4 million in proceeds from sales of bitcoin, and recorded an approximately $5.5 million realized gain related to these sales.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Note 7.   Property and Equipment, net
Property and equipment consists of the following as of March 31, 2023 and June 30, 2022 (in thousands):
	March 31, 2023	June 30, 2022
Miners and mining equipment	$64,657	$95,024
Machinery and facility equipment	34	38
Vehicles	146	171
Leasehold improvements	59	59
Land and land improvements	—	1,739
Construction in progress	12,325	32,175
Total cost of property and equipment	77,221	129,206
Less accumulated depreciation and amortization	(10,787)	(11,948)
Property and equipment, net	$66,434	$117,258
Depreciation and amortization expense for the nine-month periods ending March 31, 2023 and 2022 was approximately $14.5 million and $5.5 million, respectively. Depreciation is computed on the straight-line basis for the periods the assets are in service. Amortization of leasehold improvements is calculated on the straight-line basis over the lesser of the estimated useful life of the asset or lease term.
Impairment of long-lived assets
During the nine-month period ended March 31, 2023, adverse changes in business climate, including decreases in the price of Bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Accordingly, the Company identified the lowest level for which there are identifiable cash flows, arriving at an asset group consisting of miners, mining equipment and other mining operation assets (the “Asset Group”). The Company assessed the estimated undiscounted future cash flows expected to be generated by the Asset Group and determined such to be less than the Asset Group’s carrying amount. Consequently, to measure the impairment, the Company then estimated the fair value of the Asset Group using a market price approach as a measure of fair value. Valuations using the market approach are derived from manufacturer and secondary market pricing sources and, when available, comparable secondary market transactions. The measurement resulted in a write-down of the assets within the Asset Group of approximately $63.6 million, and is reflected as a separate line item in the financial statements.
There is considerable management judgment necessary to determine the estimated future cash flows and fair values of the Company’s long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the fair value measurement hierarchy (see discussion of fair value measurements in Note 3).
Note 8.   Deposits on Miners
Deposits on miners represent the amount the Company has paid to its suppliers for the purchase of miners which have not yet been received. The following table presents the deposits on miners activity for the nine-month periods ended March 31, 2023 and June 30, 2022 (in thousands):
	March 31, 2023	June 30, 2022
Balance, beginning of period	$82,042	$47,573
Deposits made to suppliers for miners, net of refunds	11,900	110,058
Miners received from suppliers	(64,995)	(75,589)
Deposits on miners transferred in debt extinguishment	(20,753)	—
Balance, end of period	$8,194	$82,042
Note 9.   Deferred Revenue
Deferred revenue represents customer cash advances associated with the Company’s hosting and property management services which have not yet been earned by the Company. The following table presents the deferred revenue activity for the nine-month periods ended of March 31, 2022 and June 30, 2022 (in thousands):

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
	March 31, 2023	June 30, 2022
Beginning balance	$14,839	$—
Advances received from customers	441	20,405
Hosting revenue earned	(14,839)	(5,566)
Ending balance	$441	$14,839
During the nine-month period ended March 31, 2023, one of the Company’s hosting customers defaulted on its contract and the remaining deferred revenue was recorded as hosting revenue and is reflected in the table above within hosting revenue earned during the period. In addition, approximately $1.2 million of that customer’s security deposit was also recognized as hosting revenue. The Company has no liability to return the deposits received that were recognized as revenue.
Note 10.   Investments in Unconsolidated Joint Venture
On November 25, 2022, the Company entered into an Asset Purchase Agreement (“Agreement”) with Compute North Member, LLC to purchase their 50 percent membership interest in TZRC, an early stage operator of vertically integrated cryptocurrency mining and power facilities. The transaction closed on December 6, 2022. As of March 31, 2023, the Company determined that fair value of the net assets acquired differed from the carrying value of the estimated fair value of the underlying net assets acquired in an amount of approximately $17.7 million. This difference is attributable to depreciable and amortizable assets and liabilities and in accordance with ASC 323, will be accreted within the equity in earnings of unconsolidated joint venture in the Company’s unaudited condensed statements of operations. As of March 31, 2023, the Company is completing its identification of assets and liabilities and its accounting remains provisional.
For the three-month period ended March 31, 2023, the amount of the accretion was approximately $2.0 million. The consideration paid consisted of cash of $10.0 million the TZRC Secured Promissory Note with a fair value estimate as of transaction date of approximately $95.1 million. The Company also assumed a PMA (intangible asset) with a fair value estimate as of the transaction date of approximately $5.9 million. The $10.0 million in cash was sourced from funds the Company had previously received under the terms of a subscription agreement from a third party. The subscription agreement was subsequently superseded by and the funds released under a promissory note from the same third party. See Note 11 for a discussion of the assumed promissory note from the TZRC transaction and the promissory note from a third party.
TZRC is an operating joint venture where both members jointly control the essential areas of the entity’s business. The purpose of TZRC is to develop, construct, install, own, finance, rent and operate one or more modular data centers located on or near renewable power sources for purposes of cryptocurrency mining. The entity both self-mines and provides hosting services, both of which began in August 2022. Pursuant to the Agreement, the Company assumed the role of property manager under a Property Management Agreement, to provide day-to-day management and oversight services of TZRC’s data center facilities. See Note 14, Related Party Transactions. The service contract has a term of 10 years and automatically renews for successive one year terms unless either party provides written notice of non-renewal. As property manager, the Company is entitled to approximately $0.1 million a month, subject to downward adjustment based on capacity utilization of TZRC’s data centers.
The Company accounts for its 50% interest in TZRC using the equity method of accounting. For the nine months ended March 31, 2023, the Company recorded its ownership percentage of income of TZRC in Other income (expense) for $2.8 million in the Company’s unaudited condensed statements of operations. The carrying value of the Company’s investment in TZRC was approximately $97.5 million at March 31, 2023 and is included in the Company’s unaudited condensed balance sheets.
A summarized unaudited condensed consolidated income statement and balance sheet for TZRC as of March 31, 2023 follows:
Condensed Consolidated Income Statement
Three Months Ended March 31, 2023
Revenues, net	$31,195
Gross profit	$18,369
Net income	$2,547
Net income attributable to investee	$1,273

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheet
As of March 31, 2023
Cash	$42,215
Current assets	$42,581
Noncurrent assets	$239,597
Current liabilities	$27,440
Noncurrent liabilities	$19,045
Members’ equity	$235,693
Note 11.   Notes Payable
The following is a summary of the Company’s secured promissory notes as of March 31, 2023 and June 30, 2022 (in thousands):
Notes Payable — March 31, 2023:
Issuance Date	Maturity Date	Interest Rate	Principal*	Current Portion
Anchorage Loan
February 3, 2023	February 2, 2028	14.00%	$50,022	—
TZRC Secured Promissory Note
December 6, 2022	April 8, 2027	15.25%	95,698	—
Third Party Note
December 6, 2022	December 5, 2027	6.0%	10,186	—
	Totals		$155,906	$—

* = Net of debt issuance costs and debt discounts which totaled approximately $7.3 million.
In February 2023, the Company settled its outstanding Amended MEFA promissory notes of approximately $95.4 million. As part of the settlement and extinguishment, the Company exchanged assets from its location in Pecos, Texas and recorded a gain on extinguishment of debt of approximately $23.7 million, which is included in the Company’s condensed unaudited consolidated statements of operations. See Note 3.
Anchorage Loan
In February 2023, the Company restructured its outstanding ELSAs promissory notes. The restructuring was accounted for under ASC 470-50 Modifications and Extinguishments. The stated interest rate is 14.0% and is subject to adjustment after each year the loan is outstanding, if the Company does not elect to prepay the Anchorage Loan. Interest rate changes are fixed not variable. The Anchorage Loan allows the Company to capitalize unpaid and accrued interest into the principal amount subject to certain conditions. This type of interest is often referred to as paid-in-kind (“PIK”) interest. Interest is earned on the first of each annual date, and accrues on the principal balance and PIK interest from prior periods. The Company also paid approximately $0.7 million in closing fees, issued 2,960,000 shares of common stock with an approximate value of $0.8 million and a termination fee of approximately $0.4 million. Monthly payments are due beginning on March 15, 2023 and will represent 100% of net monthly cash flow from the immediately preceding calendar month activity related to certain Company miners which are being hosted at a third-party facility. The net monthly cash flow payment will be allocated as follows: first, to pay to pay all unpaid fees, costs and expenses; second, to the payment of accrued and unpaid interest on the Anchorage Loan; and third, to the principal amount of the Anchorage Loan. See Note 3.
The Anchorage Loan is secured by approximately 24,000 miners and all property, equipment, machinery and all other assets located in the Company’s Niagara Falls, New York facility. Subsequent to March 31, 2023, the Anchorage Loan was amended so that interest accrues on the principal balance only and does not include prior period PIK interest. See Note 17.
TZRC Secured Promissory Note
As previously discussed, the Company assumed a secured promissory note with an estimated fair value amount as of the date of investment of approximately $95.1 million as part of the consideration paid to acquire an equity membership interest in TZRC LLC. The estimated fair

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
value represents a discount of approximately $1.7 million from the carryover basis of the promissory note. The discount is being amortized over the term of the promissory note into interest expense. See Note 10 for a discussion of the investment.
The stated interest on the TZRC Secured Promissory Note accrues at a rate per annum equal to the lesser of (a) a varying rate per annum equal to the sum of (i) the prime rate as published in The Wall Street Journal, plus (ii) 12.0% per annum, (b) 15.25% per annum and (c) the maximum rate of non-usurious interest permitted by Law. The Company has the option to defer the interest until maturity of the note under a PIK payment option. The Company elected to apply the PIK payment option. Accordingly, the interest increases the principal amount of the secured promissory note. PIK interest is payable upon maturity of the note in April 2027, unless or until any portion or all of the promissory note is prepaid under the prepayment option, see discussion below. The Company is also subject to post-default interest of an additional 2% upon occurrence of an event of default. The higher interest rate applies from the date of non-payment until such amount is paid in full. As of March 31, 2023, the interest rate on the secured promissory note was 15.25%.
The Company has the option to prepay the secured promissory note in whole or in part without premium or penalty. When distributions are made from TZRC to the Company, normally on a monthly basis, the Company uses 100% of those funds to immediately pay down the TZRC Secured Promissory Note. Any prepayment would be accompanied by all accrued and unpaid interest on the principal amount prepaid. The promissory note is secured by a first priority security interest in the Company’s membership interest in TZRC.
The Company accounts for all of its promissory notes in accordance with ASC 470-20, Debt with Conversion and Other Options, ASC 815, Derivatives and Hedging, and ASC 480, Distinguishing Liabilities from Equity. The Company evaluated the notes to determine if there were any embedded components that qualified as derivatives to be separately accounted for. No embedded derivative features requiring bifurcation were identified.
As of March 31, 2023, approximately $97.2 million in principal and PIK interest, exclusive of a $1.5 million discount, was outstanding under the TZRC Secured Promissory Note, with payment of principal and PIK interest due upon the first to occur of (a) the date that is five years from origination on April 8, 2022, (b) the date of any event of dissolution of TZRC and (c) the date of the closing of certain events specified in TZRC’s governing documents.
Third Party Note
On December 6, 2022, the Company, entered into a $10.0 million note with a third party (“TPN”). The TPN replaced an October 7, 2022, letter agreement between the Company and third party, wherein the third party agreed, per a subscription agreement, to purchase shares of the Company approximating $10.0 million if certain conditions were met. Funds received under the subscription agreement had been recorded as subscription received in advance (current liability) at September 30, 2022. Under the terms of the letter agreement, the third party allowed the Company to retain the $10.0 million in funds and upon conversion to the TPN, to be used as consideration to fund the acquisition of TZRC (See Note 9).
The TPN matures December 5, 2027 and bears an interest rate of 6% per annum. Interest is PIK as an addition to, and capitalization on, the outstanding principal. The TPN is secured certain assets of the Company and does not have financial covenants.
The Company has incurred approximately $0.2 million of PIK interest expense on the TPN through March 31, 2023. The TPN was amended subsequent to March 31, 2023. See Note 17.
Notes Payable — June 30, 2022:
Issuance Date	Maturity Date	Interest Rate	Principal*	Current Portion	Accrued Interest
Amended MEFA
July 17, 2021	July 25, 2023	14.00%	$6,694	$6,138	$13
July 17, 2021	January 25, 2024	14.00%	6,946	4,190	14
December 27, 2021	June 25, 2023	12.00%	23,602	23,602	41
December 27, 2021	December 25, 2023	12.00%	41,034	19,674	69
			78,276	53,604	137
ELSAs
March 31, 2022	April 1, 2024	12.00%	25,000	12,500	—
April 26, 2022	May 1, 2024	12.00%	25,000	11,111	—
			50,000	23,611	—
	Totals		$128,276	$77,215	$137

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

* = Net of debt issuance costs which totaled approximately $1.5 million.
Note 12.   Leases
As of March 31, 2023, the Company had an operating lease liability of approximately $1.4 million and right-of-use asset of approximately $0.6 million relating to the Company’s lease of the data center and substation located in Niagara Falls, New York. The right-of use asset was impaired approximately $0.9 million in December 2022. Another operating lease in Niagara Falls, New York, which had been entered into in December 2021, the Second Niagara lease, was early terminated in November 2022 with no penalty incurred. A gain on early lease termination of approximately $0.03 million was recognized and included in cost of revenues — services in the unaudited condensed statements of operations. As of June 30, 2022, the Company had operating lease liabilities of approximately $2.4 million and right-of-use assets of approximately $2.4 million, which are included in the unaudited condensed consolidated balance sheets.
The following summarizes quantitative information about the Company’s operating leases (in thousands):
	Nine Months Ended March 31, 2023	Nine Months Ended March 31, 2022
Operating leases
Operating lease cost	$375	$392
Variable lease cost	68	14
Operating lease expense	443	406
Short-term lease expense	232	103
Total lease expense	$675	$509
Quantitative information related to leases is summarize below (dollars in thousands):
	Nine Months Ended March 31, 2023	Nine Months Ended March 31, 2022
Operating cash flows – operating leases	$381	$358
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$2,262
Weighted-average remaining lease term – operating leases	3.3	4.4
Weighted-average discount rate* – operating leases	7.0%	7.0%

*
Our leases do not provide an implicit rate, therefore we use our incremental borrowing rate at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis for similar assets over the term of the lease.

Maturities of the Company’s operating lease liabilities as of March 31, 2023, are as follows (in thousands):
Operating Leases
Year ended June 30, 2023 (3 months remaining)	$118
Year ended June 30, 2024	476
Year ended June 30, 2025	484
Year ended June 30, 2026	491
Year ended June 30, 2027	41
Total	1,610
Less present value discount	(180)
Operating lease liabilities	$1,430

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Note 13.   Stockholders’ Equity
Authorized Shares
In September 2022, the Company’s Board of Directors authorized a 250-for-1 stock split and also increased the number of shares of authorized common stock to 125,000,000, increased the number of authorized shares of Series A preferred stock to 7,855,500, increased the number of authorized shares of Series B preferred stock to 10,000,000, and increased the number of authorized shares of Series B-1 preferred stock to 3,750,000. In September 2022, the Company’s Board of Directors also authorized 16,557,000 shares of Series C Preferred Stock and increased the numbers of shares authorized for issuance under the 2021 Equity Incentive Plan to 17,387,697.
As a result of the stock split, all share amounts in these unaudited condensed consolidated financial statements have been retrospectively adjusted.
Common stock
The Company’s articles of incorporation, as amended, authorized 125,000,000 shares of common stock, par value $0.00001 per share. As mentioned in Note 11, the Company issued 2,960,000 shares to Anchorage Lending CA, LLC as part of its debt restructuring.
Preferred stock
The Company’s articles of incorporation, as amended, authorized 7,855,500 shares of Series A preferred stock, 10,000,000 shares of Series B preferred stock and 3,750,000 shares of Series B-1 preferred stock. Each holder of Series A, Series B and Series B-1 preferred stock may convert any or all of their preferred shares into one share of the Company’s common stock. Additionally, all outstanding shares of Series A, Series B and Series B-1 preferred stock shall automatically be converted into shares of common stock upon either (a) the closing of a transaction which results in the Company being a publicly traded vehicle (whether directly or as a subsidiary) based on a valuation for the Company on its own of $200.0 million or more, or (b) the date, or upon the occurrence of an event, specified by vote or written consent of the requisite holders, as defined in the Company’s articles of incorporation. The Company will reserve a sufficient number of shares to provide for conversion of all preferred stock outstanding. Each holder of preferred stock is entitled to vote on all matters submitted to the shareholders of the Company. Upon liquidation, dissolution or winding up of the business of the Corporation, each holder of preferred stock is entitled to receive for each share, a pro rata distribution with the Company’s common stock, with the most senior preferred stock paid out at 100% first.
Stock-based compensation
On March 16, 2021, the Company established the 2021 Equity Incentive Plan (the “Plan”). The Plan allows the Company to award options, stock appreciation rights, restricted awards and performance awards to employees, consultants and directors of the Company and its affiliates. Canceled and forfeited awards are returned to the Plan for future awards. As of March 31, 2023, 17,387,697 shares were authorized for issuance under the Plan and there were 1,802,624 shares remaining available for future grants.
The Company’s stock-based compensation expense recognized during the nine-months ended March 31, 2023 and 2022, was entirely attributable to general and administrative expenses, which are included in the accompanying unaudited condensed consolidated statement of operations. Stock-based compensation expense for the period consisted of the following (in thousands):
	Nine Months Ended March 31,
	2023	2022 (Restated)
Restricted stock awards	$3,123	$6,631
Stock options	1,174	804
Total stock-based compensation	$4,297	$7,435
Time-based restricted stock awards
On January 5, 2023 and August 9, 2022, the Company awarded 1,048,912 and 7,250, respectively, time-based restricted stock awards, with an estimated fair value of $0.026 and $0.01, respectively, per share. The Company estimated the fair value of $0.26 as of December 31, 2022 and $0.01 as of June 30, 2022, respectively, utilizing a market approach and the Guideline Public Company Method to derive an estimated equity value from publicly traded companies that are deemed to be comparable to the Company. Once the equity value was determined, the Company used the option pricing method to allocate fair value to the Company’s individual securities. On October 10, 2021, the Company awarded 589,500 time-based restricted stock awards, with an estimated fair value of $2.27 per share. The Company estimated the fair values of $2.27 on

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2021 utilizing the market method and fair value techniques such as the backsolve method, which derives the equity value for the Company from a transaction involving the Company’s own securities, in this case, the Company’s Series B preferred stock offering on September 30, 2021.
The assumptions used in the option pricing method and the backsolve method as of December 31, 2022, June 30, 2022 and September 30, 2021 were as follows:
	December 31, 2022	June 30, 2022	September 30, 2021
Expected price volatility	120%	120%	100%
Risk-free interest rate	4.41%	2.86%	0.28%
Expected term	2.0 years	1.5 years	2.0 years
In February 2023, the Company cancelled 1,048,912 restricted stock awards which it awarded on January 5, 2023 and also cancelled an additional 393,001 outstanding restricted stock awards from previously issued restricted stock awards, thus the Company recorded the remaining unrecognized compensation expense for these awards of $0.6 million on the cancellation date. The time-based restricted stock awards held by the Company’s chief executive officer and chief operating officer contain certain acceleration clauses if triggering events occur. On August 15, 2022, due to a loss of control over the Board of Directors, the vesting was accelerated for these awards, and the remainder of the unrecognized compensation expense associated with these awards was recognized during the nine-months ended March 31, 2023.
A summary of the Company’s unvested time-based restricted stock awards for the nine-months ended March 31, 2023 is as follows:
	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested as of June 30, 2022	3,032,000	$1.32
Granted	1,056,162	0.26
Vested	(2,646,249)	1.18
Cancelled	(1,441,913)	0.81
Unvested as of March 31, 2023	—	—
As of March 31, 2023, there was no unrecognized compensation cost related to time-based restricted stock awards.
Performance-based restricted stock awards
As of June 30, 2022, the Company had a total of 2,441,000 unvested performance-based restricted stock awards that had been issued to the Company’s chief executive officer and chief operating officer on March 17, 2021 that were supposed to vest upon the achievement of specific market conditions. The restricted stock awards contain certain acceleration clauses if triggering events occur. Half of these awards were supposed to vest if the Company achieved a total Company valuation equal to or greater than $1 billion and the other half of these awards were supposed to vest if the Company achieved a total Company valuation equal to or greater than $2 billion.
Additionally, as of June 30, 2022, the Company also had a total of 1,375,000 unvested performance-based restricted stock awards that had been issued to its chief executive officer and chief operating officer on October 10, 2021 that were supposed to vest if the Company achieved 20,000 miners or more plugged in and secured purchase orders totaling 6 exahash of computing power before December 31, 2022. The restricted stock awards contain certain acceleration clauses if triggering events occur.
On August 15, 2022, due to a loss of control over the Board of Directors, the vesting for all of the unvested performance-based restricted stock awards held by the Company’s chief executive officer and chief operating officer was accelerated and the remainder of the unrecognized compensation expense was recognized during the three months ended September 30, 2022. There was no additional activity related to performance-based restricted stock awards during the nine months ended March 31, 2023.
A summary of the Company’s unvested performance-based restricted stock awards for the nine-months ended March 31, 2023 is as follows:
	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested as of June 30, 2022	3,816,000	$0.83
Vested	(3,816,000)	$0.83
Unvested as of March 31, 2023	—	—

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Stock options
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. Due to the lack of historical exercise history, the expected term of the Company’s stock options has been determined using the “simplified” method for awards. The risk-free interest rate is determined by referencing the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The majority of the Company’s options awarded vest based upon service provided to the Company over time; however, the Company has a total of 187,000 options outstanding that are subject to performance-based vesting conditions. For these options, 146,250 will vest upon the completion of an initial public offering or merger event (the “IPO options”) and 40,750 will vest upon achievement of other internal non-financial metrics. The Company is recognizing stock compensation cost for the non-financial operating metrics over the period that management expects it will take to achieve this condition. Stock compensation costs for equity awards that are conditional upon a liquidity event, such as an initial public offering or merger event should not be recognized prior to the achievement of the liquidity event. As such, the Company will not recognize any stock compensation cost for the IPO options until occurrence of an initial public offering or merger event.
The following assumptions were used in determining the fair value of stock options granted during the nine-months ended March 31, 2023, and 2022:
	Nine Months Ended March 31,
	2023	2022
Dividend yield	0%	0%
Expected price volatility	100%	96.5% – 100%
Risk free interest rate	2.86% – 3.90%	0.65% – 2.44%
Expected term (in years)	5.0 – 8.0	5.0 – 8.2
In January 2023, the Company repriced all of the outstanding stock options to an exercise price of $0.26 per share. The incremental expense of vested stock options of $36,000 was recognized upon the modification date and the incremental expense of unvested stock options of $0.1 million will be recognized over the remaining vesting period of the awards.
A summary of our stock option activity is below (dollars in thousands except per share data):
	Number of Shares	Weighted Average Exercise Price (per share)	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of June 30, 2022	2,555,500	$1.97	$—	9.3
Granted	4,400,507	0.51	—	9.7
Forfeited or canceled	(185,184)	1.04	—	—
Outstanding as of March 31, 2023	6,770,823	$0.26	$—	9.3
Vested and exercisable as of March 31, 2023	706,313	$0.26	$—	8.5
Excluding $0.1 million of unrecognized compensation expense for the IPO options, the Company had approximately $1.9 million of total unrecognized compensation expense related to options granted under the Plan as of March 31, 2023, which is expected to be recognized over a weighted-average remaining vesting period of approximately 1.2 years.
Note 14.   Income Taxes
For the nine months ended March 31, 2023 and 2022 we recognized an income tax benefit of approximately $1.5 million and approximately $2.3 million (restated), respectively. The Company’s effective income tax rate was 2.3% for the nine months ended March 31, 2023. The difference between the effective tax rate and the expected statutory rate was a result of stock compensation shortfalls and the related change to the valuation allowance. The Company’s effective income tax rate was 26.36% for the nine months ended March 31, 2022. The difference between the effective tax rate and the expected statutory rate was a result of stock compensation shortfalls and the related change to the valuation allowance.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Note 15.   Related Party Transactions
Related parties are defined as entities related to the Company’s directors or main shareholders as well as equity method investment entities. The Company provides services to TZRC, an equity method investment entity (refer to Note 10 for additional information on the equity method investment entity), in exchange for fees under a property management agreement.
Note 16.   Commitments and Contingencies
Commitments
Purchase agreements
See Note 1 for discussions regarding the purchase agreements for miners.
Contingencies
The Company, and its subsidiaries, are subject at times to various claims, lawsuits and governmental proceedings relating to the Company’s business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered by the Company’s insurance program. The Company maintains property and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying unaudited condensed consolidated balance sheets. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying unaudited condensed consolidated statements of operations. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company’s defense of such matters. On the basis of current information, the Company does not believe there is a reasonable possibility that, any material loss, if any, will result from any claims, lawsuits and proceedings to which the Company is subject to either individually, or in the aggregate.
Note 17.   Subsequent Events
The Company has completed an evaluation of all subsequent events after the balance sheet date up to June 12, 2023, the date that the unaudited condensed consolidated financial statements were available to be issued. Except below, the Company has concluded no other subsequent events have occurred that require disclosure.
Legal
On November 18, 2022, the City of Niagara Falls, New York (“the City”), filed a lawsuit claiming the Company violated one of its newly enacted laws. The City also applied for a preliminary injunction to shut down the Company’s operation and also applied for and received a temporary restraining order which ordered the shutdown of the Company’s Niagara Falls operation, pending a hearing on its application. On January 25, 2023 the Company was additionally assessed a fine by the City. In March 2023, a tentative settlement was reached with the City of Niagara Falls, New. On April 5, 2023, the City of Niagara Falls voted to ratify the tentative settlement and the lawsuit was rescinded. All costs associated with the settlement have been included in the Company’s records as of December 31, 2022.
On May 11, 2023, Lancium, LLC (“Lancium”) filed a lawsuit claiming the Company infringed upon a number of its patents and is seeking unspecified compensatory damages, treble damages and attorney’s fees and costs. The Company believes the lawsuit is without merit and has strong defenses to Lancium’s claims and plans to defend itself vigorously.
The Company became a plaintiff in a civil lawsuit in September 2021. In April 2023, the Company settled the lawsuit and received approximately $1.5 million, net of legal fees.
Anchorage Loan
On April 25, 2023, the Company amended the Anchorage Loan. Under the amended Anchorage Loan, interest only accrues on the outstanding principal balance, and not on any PIK interest from prior periods.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
TPN Amendment
On May 16, 2023, the Company amended its TPN. Under the amended TPN, the interest rate was increased to 18%, and full repayment of the note is required within 45 days following the consummation of the Business Combination Agreement between the Company and HUT 8.
Investment in Fahrenheit LLC and Celsius Bankruptcy Bid
On April 10, 2023, a USBTC subsidiary invested in Fahrenheit LLC (“Fahrenheit”), a joint venture formed for the purposes of bidding on the management rights of NewCo Celsius Network LLC (“Celsius”) in connection with Celsius’ bankruptcy auction. On May 25, 2023, Fahrenheit won the auction and was awarded the right to manage and operate the assets of Celsius in exchange for a management fee of $20.0 million per year as part of a five-year agreement with Celsius, subject to the approval of the bankruptcy court. In addition, USBTC, acting separately through its USMIO business, won the right to enter into one or more operating and services agreements with the restructured company, in exchange for a fee of $15.0 million per year net of certain operating expenses, which is also subject to the approval of the bankruptcy court.
On May 26, 2023, the USBTC subsidiary contributed a portion of the initial $10.0 million cash deposit required in the Fahrenheit bid. Upon obtaining the necessary approvals, Fahrenheit will be obligated to the restructuring of Celsius and to contribute an additional $40.0 million for its bid. All investments are currently held in escrow in connection with the bankruptcy proceeding, and in the instance where the bid is not approved, the USBTC subsidiary is expected to have its invested money returned.
No other economic or operating activities have occurred and the Company is waiting for the bankruptcy court before it moves forward.

US Data Mining Group, Inc. and Subsidiaries
Consolidated Financial Report
June 30, 2022

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
Page
U.S. Data Mining Group, Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm	R-32
Consolidated Balance Sheets as of June 30, 2022 and June 30, 2021	R-33
Consolidated Statements of Operations for the fiscal year ended June 30, 2022 and for the period from December 4, 2020 (inception) to June 30, 2021	R-34
Consolidated Statements of Stockholders’ Equity for the fiscal year ended June 30, 2022 and for the period from December 4, 2020 (inception) to June 30, 2021	R-35
Consolidated Statements of Cash Flows for the fiscal year ended June 30, 2022 and for the period from December 4, 2020 (inception) to June 30, 2021	R-36
Notes to Consolidated Financial Statements	R-57

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of U.S. Data Mining Group, Inc. and subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of U.S. Data Mining Group, Inc. and its subsidiaries (the Company) as of June 30, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the year ended June 30, 2022, and for the period from December 4, 2020 (inception) through June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As discussed in Note 3 to the financial statements, the Statement of Cash Flows for the year ended June 30, 2022 has been restated to correct a misstatement.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ RSM US LLP
We have served as the Company’s auditor since 2021.
Boston, Massachusetts
February 4, 2023, except for the section in Note 3 titled Restatement of June 30, 2022 Fiscal Year Consolidated Financial Statements, as to which the date is June 12, 2023.

US Data Mining Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)
	June 30, 2022	June 30, 2021
ASSETS
Current assets
Cash	$21,067	$6,718
Accounts receivable, net	1,168	—
Prepaid expenses and other current assets	13,998	47
Cryptocurrency, net	847	3,018
Total current assets	37,080	9,783
Long-term assets
Deposits on miners	82,042	20,088
Property and equipment, net	117,258	6,926
Right-of-use assets	2,350	490
Other deposits	6,295	3,780
Deferred tax assets	—	2,097
Total long-term assets	207,945	33,381
Total assets	$245,025	$43,164
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,274	$1,462
Accrued expenses	858	378
Other current liabilities	478	—
Deferred revenue	14,839	—
Notes payable, current portion	77,215	2,842
Notes payable, related parties	—	1,250
Lease liability, current portion	496	199
Total current liabilities	100,160	6,131
Long-term liabilities
Notes payable, less current portion	51,061	—
Lease liability, less current portion	1,907	307
Deposit liability	1,322	—
Deferred tax liability	2,972	—
Total long-term liabilities	57,262	307
Total liabilities	157,422	6,438
Commitments and contingencies (Note 15)
Shares subject to registration	—	855
Stockholders’ equity
Series A preferred stock, par value $0.00001; 7,855,500 shares authorized; 7,824,000 and 7,745,250 shares issued and outstanding as of June 30, 2022 and June 30, 2021, respectively; liquidation preference over common stock, equal to carrying value	24,899	24,648
Series B preferred stock, par value $0.00001; 10,000,000 shares authorized; 10,000,000 and no shares issued and outstanding as of June 30, 2022 and June 30, 2021, respectively; liquidation preference over common stock, equal to carrying value	61,067	—
Series B-1 preferred stock, par value $0.00001; 10,000,000 shares authorized; 793,250 and no shares issued and outstanding as of June 30, 2022 and June 30, 2021, respectively; liquidation preference over common stock, equal to carrying value	12,537	—
Common stock, $0.00001 par value; 125,000,000 shares authorized; 43,122,500 and 39,376,750 shares issued and outstanding as of June 30, 2022 and June 30, 2021, respectively	—	—
Additional paid-in capital	29,987	20,307
Accumulated deficit	(40,887)	(9,084)
Total stockholders’ equity	87,603	35,871
Total liabilities and stockholders’ equity	$245,025	$43,164
See Accompanying Notes to Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

US Data Mining Group, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands, except share and per share data)
	Fiscal Year Ended June 30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
Revenue:
Revenue, net – cryptocurrency mining	$68,164	$4,272
Hosting services	5,566	—
Total revenue	73,730	4,272
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)	25,783	1,464
Depreciation and amortization	11,591	391
General and administrative	31,325	12,144
Impairment of cryptocurrency	30,301	1,254
Realized gain on sale of cryptocurrency	(5,455)	—
Total costs and expenses	93,545	15,253
Operating loss	(19,815)	(10,981)
Other expense:
Interest expense	(6,919)	(200)
Total other expense	(6,919)	(200)
Loss before income tax (provision) benefit	(26,734)	(11,181)
Income tax (provision) benefit	(5,069)	2,097
Net loss	$(31,803)	$(9,084)
Basic and diluted net loss per share	$(0.91)	$(0.32)
Basic and diluted weighted average number of shares outstanding	34,863,338	27,959,039
See Accompanying Notes to Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

US Data Mining Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
(in thousands, except share data)
	Period from December 4, 2020 (inception) through June 30, 2021
	Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 4, 2020 (Inception)	—	$—	—	$—	—	$—	—	$—	$—	—	$—
Issuance of common stock for cash, net of common stock exchanged for Series A preferred stock	—	—	—	—	—	—	24,329,000	—	9,811	—	9,811
Issuance of preferred stock	6,174,000	19,648	—	—	—	—	—	—	—	—	19,648
Issuance of common stock subsequently converted to Series A preferred stock	1,571,250	5,000	—	—	—	—	—	—	—	—	5,000
Stock-based compensation			—	—	—	—	15,047,750	—	10,496	—	10,496
Net loss	—	—	—	—	—	—	—	—	—	(9,084)	(9,084)
Balance as of June 30, 2021	7,745,250	$24,648	—	$—	—	$—	39,376,750	—	$20,307	$(9,084)	$35,871
	Fiscal Year Ended June 30, 2022
	Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of July 1, 2021	7,745,250	$24,648	—	$—	—	$—	39,376,750	$—	$20,307	$(9,084)	$35,871
Rescission of preferred stock	(31,500)	(100)	—	—	—	—	—	—	—	—	(100)
Issuance of preferred stock, net of offering costs	—	—	10,000,000	61,067	793,250	12,537	—	—	—	—	73,604
Transfer of shares subject to registration to permanent equity	110,250	351	—	—	—	—	656,250	—	504	—	855
Cancellation of restricted stock award	—	—	—	—	—	—	(250,000)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	3,339,500	—	9,176	—	9,176
Net loss	—	—	—	—	—	—	—	—	—	(31,803)	(31,803)
Balance as of June 30, 2022	7,824,000	$24,899	10,000,000	$61,067	793,250	$12,537	43,122,500	$—	$29,987	$(40,887)	$87,603
See Accompanying Notes to Consolidated Financial Statements.
(Reflects the retrospective application of the 250-for-1 stock split effective September 1, 2022)

US Data Mining Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)
	Fiscal Year Ended June 30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
	(restated)
Cash flows from operating activities
Net loss	$(31,803)	$(9,084)
Adjustments to reconcile net loss to net used in operating activities:
Depreciation and amortization	11,591	391
Amortization of right-of-use assets	402	106
Stock-based compensation	9,176	10,496
Revenue, net – cryptocurrency mining	(68,164)	(4,272)
Impairment of cryptocurrency	30,301	1,254
Realized gain on sale of cryptocurrencies	(5,455)	—
Deferred tax assets	5,069	(2,097)
Amortization of debt discount	574	—
Changes in assets and liabilities:
Accounts receivable, net	(155)	—
Prepaid expenses and other current assets	(8,152)	(47)
Other deposits	(2,515)	(3,780)
Accounts payable	(538)	1,452
Accrued expenses	480	378
Other liabilities	1,800	—
Deferred revenue	14,839	—
Lease liability	(365)	(90)
Net cash used in operating activities	(42,915)	(5,293)
Cash flows from investing activities
Deposits on miners	(141,445)	(27,361)
Purchases of property and equipment	(37,271)	(34)
Proceeds from sale of cryptocurrency	44,351	—
Net cash used in investing activities	(134,365)	(27,395)
Cash flows from financing activities
Proceeds from notes payable	130,708	4,620
Repayments of notes payable	(9,275)	(1,778)
Proceeds from notes payable – related parties	—	1,250
Repayments of notes payable – related parties	(1,250)	—
Debt issuance costs paid	(2,058)	—
Proceeds from the issuance of preferred stock	73,787	24,648
Proceeds from the issuance of common stock	—	9,811
Proceeds from the issuance of shares subject to registration	—	855
Preferred stock offering costs paid	(183)	—
Payment for preferred stock rescission	(100)	—
Net cash provided by financing activities	191,629	39,406
Net increase in cash	14,349	6,718
Cash at beginning of period	6,718	—
Cash at end of period	$21,067	$6,718
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$6,837	$113
Cash paid for income taxes	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Reclassification of deposits on miners to property and equipment	$79,491	$7,283
Reclassification of property and equipment to other current assets	$189	$—
Debt proceeds not yet received included in other current assets	$5,485	$—
Right-of-use assets obtained in exchange for operating lease liabilities	$2,262	$596
Proceeds from sale of cryptocurrency in accounts receivable	$1,013	$—
Mining revenue in prepaids and other current assets	$125	$—
Property and equipment in accounts payable	$5,350	$11
Deposits on miners in accounts payable	$—	$10
Non-cash transfer of shares from temporary equity	$855	$—
Non-cash transfer of shares to temporary equity	$—	$855
See Accompanying Notes to Consolidated Financial Statements.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 1.   Organization
Nature of operations and corporate information:
U.S. Data Mining Group, Inc. (d/b/a “US BITCOIN”) and Subsidiaries (collectively, the “Company”) operates cryptocurrency mining operations, which utilize specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for cryptocurrency rewards. As of June 30, 2022, the Company operated approximately 24,725 miners. As of June 30, 2022, approximately 8,750 miners were deployed in the Company’s First Niagara Lease (as defined in Note 12) mining operation facility in Niagara Falls, New York (“Niagara Falls Facility”), approximately 11,050 were deployed in the Company’s mining operation facility in Pecos, Texas (“Pecos Facility”), approximately 500 were deployed at a third-party hosting company facility, and approximately 4,425 miners are being operated by the Company which is providing hosting services to external customers. The miners use ASIC chips designed around the 256-bit secure hashing algorithm (“SHA-256”) used by the Bitcoin blockchain and, therefore the primary cryptocurrency the Company seeks to mine is Bitcoin. The Company generates a significant portion of its revenue through its cryptocurrency mining operation. The Company sells bitcoin from time to time for funding other business initiatives, funding operations, or for other corporate uses.
In March 2022, the Company launched new business lines for Mining Equipment Sales and for providing Hosting Services to its mining customers.
The Company incorporated in the state of Nevada on December 4, 2020. The Company’s wholly owned subsidiaries include U.S. Data Technologies Group Ltd., which was incorporated in the state of Delaware on December 4, 2020, U.S. Data Lone Star, Inc. (f/k/a U.S. Data PP, Inc.), U.S. Data Falls, Inc. (f/k/a U.S. Data Machines 1, Inc.) and U.S. Data Machines 2, Inc., all of which were incorporated in the state of Nevada on December 4, 2020, and Pecos Data Technologies, LLC, which was organized in the state of Nevada on January 18, 2022.
Mining equipment
As noted above, the Company operated approximately 24,725 miners as of June 30, 2022.
On September 15, 2021, the Company entered into an agreement to purchase 18,000 model M30S miners with Super Acme Technology Limited (“Acme”). The total purchase commitment is for approximately $54.8 million and delivery of the miners began to occur in January 2022 and still continues. As of June 30, 2022, the Company paid approximately $15.9 million in deposits.
On March 10, 2022, the Company entered into an agreement with Acme to purchase 30,000 miners from their model M30 fleet of products. The initial total purchase commitment is for approximately $126.1 million and delivery of the miners are expected to occur monthly from August 2022 through February 2023. As of June 30, 2022, the Company paid approximately $66.1 million in deposits.
Rescission Offer
During June 2021, the Company’s management became aware that court orders against family members of two of the Company’s now former stockholders (the “Actors”), which among other things, restrain the Actors from violating certain federal securities laws, may have precluded the Company from relying on certain federal and state securities exemptions for the offerings since the Actors may have been deemed “promoters” based on certain of their activities in one or more of the Company’s securities offerings. Upon analysis of each state in which shares were sold, the Company believed that the securities sold would have qualified for the exemption from registration in all but one state had the appropriate notice and/or exemption filings been made in the applicable states. In Virginia, no exemption was available and registration would have been required. See Note 13.
As a result of the identification of the above issues, on June 23, 2021, the Company’s Board of Directors approved a voluntary rescission offer to be sent to each investor in each of the Company’s two common stock offerings (referred to as the “Founder’s Round” and “Seed Round”), Series A preferred stock offering (“Series A Round”) and promissory note offering to ensure stockholders and noteholders, as applicable, were made aware of the issues identified and had the opportunity to request redemption of their securities. Between June 28, 2021, and the middle of July 2021, the Company notified all stockholders and promissory noteholders of the rescission offer.
The Company accounted for these transactions in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”). In accordance with ASC 480-10-S99-3A, the Company considered the rights of the holder as it relates to the individual instrument itself, meaning the common and preferred shares do not contain a put right for the holder. As such, based upon the analysis of the terms of the underlying/individual instrument, it was concluded the shares were not redeemable and not within the scope.
The Company then viewed the rescission offer as a call/put option and analyzed the shares to determine if there was any value to this option. The Company’s analyses concluded that the classes of instruments had current fair values that exceeded the rescission offer amount, and as such, the option had de minimis value.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Additionally, the Company notified certain state regulators in the states in which stockholders and noteholders resided and in which the Company believed there may have been compliance issues with the offer and sale of its securities.
One stockholder accepted the rescission offer and the Company repurchased 31,500 shares of Series A preferred stock for $0.1 million in July 2021 pursuant thereto. All other stockholders rejected the offer to repurchase their shares and the period for a stockholder to exercise the repurchase right has since expired. In addition, all of the noteholders rejected the Company’s offer to repurchase the outstanding promissory notes.
In connection with the rescission offer, the Commonwealth of Massachusetts, Office of the Secretary of the Commonwealth, Securities Division (the “Massachusetts Division”) issued a Consent Order, Docket No. E-2022-0011, on March 22, 2022 (the “Massachusetts Order”) in lieu of a hearing. The Massachusetts Order recited that the Massachusetts Division had conducted an investigation of the Company pursuant to the Massachusetts Uniform Act, Mass. Gen. Laws c. 110A the (“Massachusetts Securities Act”) and the regulations promulgated thereunder (the “Massachusetts Regulations”), and reviewed self-reported allegations of alleged sales of unregistered securities of the Company in the State of Massachusetts in potential violation of the Massachusetts Securities Act and Massachusetts Regulations which securities had not been determined to be exempt from registration requirements. As had been agreed and consented to by the Company, the Massachusetts Order, among other things, required the Company to pay an administrative fine in the amount of $1.0 million. In April 2022, the Company paid the $1.0 million administrative fine.
Stock Split
On September 1, 2022, the Company’s Board of Directors authorized a stock split of its common stock, par value $0.00001 per share and its preferred stock, par value $0.00001, at a ratio of 250-for-1 (the “2022 Stock Split”). As a result of the 2022 Stock Split, (i) every 1 share of the issued and outstanding common stock and preferred stock were automatically converted into 250 newly issued and outstanding shares of common stock and preferred stock, respectively, without any change in the par value per share, and (ii) the number of authorized shares of common stock and preferred stock outstanding was proportionally increased. Shares of common stock underlying outstanding stock options and other equity instruments convertible into common stock were proportionately increased and the respective exercise prices, if applicable, were proportionately decreased in accordance with the terms of the agreements governing such securities. Fractional shares, if any, resulting from the 2022 Stock Split were rounded up to the nearest whole share, and all shares of common stock and preferred stock (including fractions thereof) issuable upon the 2022 Stock Split to a given stockholder were aggregated for the purpose of determining whether the Stock Split would result in the issuance of a fractional share. Conversion terms on the Company’s preferred stock were not changed. Preferred stock continues to convert on a one to one basis for common stock.
All of the Company’s historical share and per share information related to issued and outstanding common stock, issued and outstanding preferred stock and outstanding options exercisable for common stock in these consolidated financial statements have been adjusted, on a retroactive basis, to reflect the 2022 Stock Split. See Notes 12 and 15.
Note 2.   Liquidity and Financial Condition
The Company has experienced losses since inception. As of June 30, 2022, the Company had cash of $21.1 million, operating cash flows of ($42.9) million, working capital of ($63.1) million, total stockholders’ equity of $87.6 million and an accumulated deficit of $40.9 million. Working capital of ($63.1) million reflects the current portion of the Company’s notes payable, see Note 16. To date, the Company has, in large part, relied on equity and debt financings to fund its operations. The Company believes its current cash on hand and subsequent equity and debt financings will be sufficient to meet its operating and capital requirements for at least the next twelve months from the date these consolidated financial statements are issued.
During the fiscal year ended June 30, 2022, the Company received net proceeds of approximately $61.1 million from sales of 10,000,000 shares of its Series B preferred stock, $0.00001 par value.
During the fiscal year ended June 30, 2022, the Company received net proceeds of approximately $12.5 million from sales of 793,250 shares of its Series B-1 preferred stock, $0.00001 par value.
On December 27, 2021, the Company amended the Master Equipment Financing Agreement (“Amended MEFA”) it entered into on July 17, 2021 which now includes approximately $84.3 million of additional funding to be used to purchase additional miners. As of June 30, 2022, approximately $66.8 million of the Amended MEFA was received by the Company, net of approximately $1.7 million in closing costs. The $66.8 million included multiple tranches, which mature on June 25, 2023 or December 25, 2023. The Amended MEFA bears interest at 12% per annum with twelve monthly interest-only payments due beginning in January 2022. The financing is secured by a first priority security interest in substantially all of the Company’s assets and includes financial reporting covenants on a quarterly and annual basis. Once the miners are delivered and installed, the first priority security interest in substantially all of the Company assets will be terminated, and the first priority security interest reverts to the miners only. For the fiscal year ended June 30, 2022, approximately $86.1 million of gross proceeds were received from the MEFA and Amended MEFA. See Note 11 and Note 16.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
On March 31, 2022, the Company entered into an equipment loan and security agreement (“ELSA”) with a financing company in the amount of approximately $25.0 million which the Company used to fund the acquisition of additional miners. The ELSA bears interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. The financing is secured by a first priority security interest in approximately 5,900 miners which will be purchased from Acme. See Note 11 and Note 16.
On April 26, 2022, the Company entered into an equipment loan and security agreement (“ELSA”) with a financing company in the amount of approximately $25.0 million which the Company used to fund the acquisition of additional miners. The ELSA bears interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. See Note 11 and Note 16. The financing is secured by a first priority security interest in approximately 5,800 miners which will be purchased from Acme as part of the purchase commitments mentioned below.
During the fiscal year ended June 30, 2022, the Company paid approximately $1.3 million against its related party notes payable and approximately $9.3 million against its notes payable.
Note 3.   Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.
Principles of consolidation
These consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. Consolidated subsidiaries’ results are included from the date the subsidiary was formed or acquired. Intercompany balances and transactions have been eliminated in consolidation.
Restatement of June 30, 2022 Fiscal Year Consolidated Financial Statements
The Company updated its previously reported Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2022, to correct the classification of the proceeds from sale of cryptocurrency. The Company previously determined that proceeds from sale of cryptocurrency should be recorded in cash flows from operating activities but have subsequently determined that proceeds from sale of cryptocurrency should be recorded in cash flows from investing activities, due to the timing of cryptocurrency sales during the fiscal year ended June 30, 2022.
There were no changes to the Company’s previously reported Consolidated Balance Sheets, Consolidated Statements of Operations or the Consolidated Statement of Stockholders’ Equity for the fiscal year ended June 30, 2022 reporting period.
Below is the presentation of the restated Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2022.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
	Fiscal Year Ended June 30, 2022
	As Reported	Adjustments	Restated
Cash flows from operating activities
Net loss	$(31,803)	$—	$(31,803)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	11,591	—	11,591
Amortization of right-of-use assets	402	—	402
Stock-based compensation	9,176	—	9,176
Revenue, net – cryptocurrency mining	(68,164)	—	(68,164)
Impairment of cryptocurrency	30,301	—	30,301
Realized gain on sale of cryptocurrencies	(5,455)	—	(5,455)
Proceeds from sale of cryptocurrency	44,351	(44,351)	—
Deferred tax assets	5,069	—	5,069
Amortization of debt discount	574	—	574
Changes in assets and liabilities:
Accounts receivable, net	(155)	—	(155)
Prepaid expenses and other current assets	(8,152)	—	(8,152)
Other deposits	(2,515)	—	(2,515)
Accounts payable	(538)	—	(538)
Accrued expenses	480	—	480
Other liabilities	1,800	—	1,800
Deferred revenue	14,839	—	14,839
Lease liability	(365)	—	(365)
Net cash provided by (used in) operating activities	1,436	(44,351)	(42,915)
Cash flows from investing activities
Deposits on miners	(141,445)	—	(141,445)
Purchases of property and equipment	(37,271)	—	(37,271)
Proceeds from sale of cryptocurrency	—	44,351	44,351
Net cash used in investing activities	(178,716)	44,351	(134,365)
Cash flows from financing activities
Proceeds from notes payable	130,708	—	130,708
Repayments of notes payable	(9,275)	—	(9,275)
Proceeds from notes payable – related parties	—	—	—
Repayments of notes payable – related parties	(1,250)	—	(1,250)
Debt issuance costs paid	(2,058)	—	(2,058)
Proceeds from the issuance of preferred stock	73,787	—	73,787
Proceeds from the issuance of common stock	—	—	—
Proceeds from the issuance of shares subject to registration	—	—	—
Preferred stock offering costs paid	(183)	—	(183)
Payment for preferred stock rescission	(100)	—	(100)
Net cash provided by financing activities	191,629	—	191,629
Net increase in cash	14,349	—	14,349
Cash at beginning of period	6,718	—	6,718
Cash at end of period	$21,067	$—	$21,067
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$6,837	$—	$6,837
Cash paid for income taxes	$—	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Reclassification of deposits on miners to property and equipment	$79,491	$—	$79,491
Reclassification of property and equipment to other current assets	$189	$—	$189
Debt proceeds not yet received included in other current assets	$5,485	$—	$5,485
Right-of-use assets obtained in exchange for operating lease liabilities	$2,262	$—	$2,262
Proceeds from sale of cryptocurrency in accounts receivable	$1,013	$—	$1,013
Mining revenue in prepaids and other current assets	$125	$—	$125
Property and equipment in accounts payable	$5,350	$—	$5,350
Non-cash transfer of shares from temporary equity	$855	$—	$855

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its most significant accounting estimates, including those related to impairment of cryptocurrency and long-lived assets, income taxes and stock-based compensation.
In addition, management uses assumptions when utilizing the Black-Scholes and other option valuation models to calculate the fair value of granted stock-based awards. Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the granted stock-based awards. Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Making estimates requires management to exercise significant judgment.
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Cash
Cash includes cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. As of June 30, 2022 and 2021, the Company had no cash equivalents. Periodically, the Company may maintain deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on these deposits.
Fair value measurements
The Company’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable, market-based inputs, other than quoted prices included in Level 1, for the assets or liabilities either directly or indirectly.
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. As of June 30, 2022 and 2021, there were no financial assets or liabilities measured at fair value. The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments. The carrying value of notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to the Company.
Cryptocurrency, net
Cryptocurrency (bitcoin) is included in current assets in the accompanying Consolidated Balance Sheets due to the Company’s ability to sell it in a highly liquid marketplace and its intent to liquidate its bitcoin to support operations or for treasury management when needed.
Cryptocurrency received by the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Cryptocurrency held is accounted for as intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually.
The Company measures for impairment on a daily basis, determining the fair value of its cryptocurrency by using the lowest intra-day price as determined by the Company’s principal market. The Company recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.
The proceeds from sales of cryptocurrencies are included within investing activities in the accompanying Consolidated Statements of Cash Flows and any realized gains or losses from such sales are included in operating income (expense) in the Consolidated Statements of Operations. The Company’s policy is to account for gains or losses on sale of cryptocurrency, in accordance with the first in first out method of accounting.
Property and equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally four to five years for miners and mining equipment, three years for vehicles and two years for machinery and facility equipment. Estimated useful lives for leasehold improvements are the lesser of the estimated useful life of the asset or the life of the term of the lease. Land improvements are depreciated using the straight-line method over a fifteen-year life. Construction in progress is not depreciated until the work is completed and the assets are placed in service. Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from the Company’s Consolidated Balance Sheets with the resulting gain or loss, if any, reflected in the Company’s Consolidated Statements of Operations.
Impairment of long-lived assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset group) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors the Company considers that could trigger an impairment include, but are not limited to, the following: significant changes in the manner of our use of the acquired assets or the strategy for the Company’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure assets obsolete. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in income from continuing operations before income taxes in the Consolidated Statements of Operations. There were no impairment losses recorded during the periods presented.
Leases
The Company accounts for its leases under ASC Topic 842, “Leases” (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the Consolidated Balance Sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.
Upon adoption of ASC 842, for purposes of calculating the right-of-use asset and lease liability, the Company elected to combine lease and related non-lease components as permitted under ASC 842. The Company also elected the short-term lease exception for leases having an initial term of 12 months or less. Consequently, such leases are not recorded in the consolidated balance sheets. The Company recognizes rent expense from its operating leases on a straight-line basis over the lease term.
Revenue recognition
The Company recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Cryptocurrency mining:
The majority of the Company’s revenue is derived from providing computing power to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power (hashrate) to the mining pools. The contracts are terminable, without conditions or penalties, at any time by either party.
The Company has the right to decide the point in time and duration it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator, and exists in any period the Company provides computing power (hourly or daily period depending on the mining pool operator). The consideration to which the Company is entitled is noncash (cryptocurrency). The Company measures the consideration at fair value based on the quoted price of the related cryptocurrency at contract inception, as determined by the Company’s principal market. At the end of each contract term, the Company has a renewal right to continue the contract for another term. The Company has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates.
The provision of computing power to mining pools is an output of the Company’s ordinary activities and is the Company’s only performance obligation in its contracts with the mining pool operators. In exchange for providing computing power, the Company is entitled to noncash consideration in the form of cryptocurrency, measured under one of two payout methods, depending on the mining pool. The two payment methods used by the mining pools in which the Company participated are the Full Pay Per Share (“FPPS”) and Pay Per Share Plus (“PPS+”). Both reward systems contain two components, (1) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), and (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator. Block rewards are calculated in the same manner under both FPPS and PPS+. The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm over the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. The calculation of the amount of

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
cryptocurrency earned is performed by the mining pool operator every period (either hourly or daily depending on the pool operator). If the Company chooses for any given period to provide hashrate for only a portion of a contract term, the Company is still entitled to receive consideration based on its lower proportionate contribution of hashrate.
Transaction fees refer to the total fees paid by users of the network to execute transactions during the contract term. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees during the contract term. The transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate during the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. Under PPS+, transaction fees are success based and hence are only paid if the mining pool receives transaction fees by successfully adding a block to the blockchain during the contract term. The Company is entitled to a pro-rata share of the transaction fees received by the mining pool. The amount of transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the mining pool’s total hashrate during the contract term.
Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (both block rewards and transaction fees), as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved (the “constraint”). Only when significant revenue reversal is concluded probable of not occurring can estimated variable consideration be included in revenue. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint, the estimated variable noncash consideration is fully constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and the amount of cryptocurrency to which the Company is entitled becomes
The consideration to which the Company is entitled under both payout methods described above is net of any operating fees retained by the mining pool operator, which are not material. There is no significant financing component in these transactions.
Hosting services:
The Company began providing hosting services in the third quarter of fiscal year 2022. The Company’s current hosting contracts are service contracts that contain a single performance obligation. The service the Company provides includes the provision of mining equipment, energized space, and typically also includes monitoring, active troubleshooting and various maintenance levels for the mining equipment.
Hosting revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the Company’s performance. The Company recognizes hosting revenue to the extent that a significant reversal of such revenue will not occur. All consideration to which the Company is entitled under its hosting services agreements is in the form of cash. Customer contracts can include advance payment terms in the form of monthly prepayments and/or upfront payments at contract inception. Advance payments are recorded as deferred revenue and recognized over time (generally, the month of hosting service to which they relate) as the customer simultaneously receives and consumes the benefits of the Company’s performance.
The Company’s hosting contracts contain service level agreement clauses, which guarantee a certain percentage of time the power will be available to its customer. In the rare case that the Company may incur penalties under these clauses, the Company recognizes the payment as variable consideration and a reduction of the transaction price and, therefore, of revenue, when not in exchange for a good or service from the customer.
Cost of revenues (exclusive of depreciation and amortization)
The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including electric power costs, hosting and network management, occupancy, materials and supplies costs and labor.
Stock-based compensation
The Company recognizes compensation expense for all share-based payment awards made to employees, directors and consultants, including incentive stock options, non-qualified stock options and share awards based upon the estimated grant date fair value of the awards.
The fair value of share-based payment awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company generally uses a graded attribution method for all grants. Awards with both performance and service conditions are expensed over the service period for each separately vesting tranche. Forfeitures are recorded as incurred.
For more complex performance awards, including awards with market-based performance conditions, the Company employs a Monte Carlo simulation valuation method to calculate the fair value of the awards based on the most likely outcome. Under the Monte Carlo simulation,

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
a number of variables and assumptions are used including, but not limited to the expected stock price volatility over the term of the award, the risk-free rate, and dividend yield.
Stock options issued under the Company’s 2021 equity incentive plan are granted with an exercise price equal to no less than the market price of the Company’s stock at the date of grant and expire up to ten years from the date of grant. These options generally vest over a two year, four-year or six-year period. Certain option awards may vest only upon achievement of specific performance conditions.
Income taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is greater than 50% likely of being realized. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit.
Additionally, ASC 740 provides guidance on the recognition of interest and penalties related to income taxes. There were no interest or penalties related to income taxes that have been accrued or recognized as of June 30, 2022 and from the period from December 4, 2020 (inception) through June 30, 2021. The Company would classify interest and penalties related to uncertain tax positions as income tax expense, if applicable.
Net loss per share
The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considered the convertible preferred stock to be a participating security as the holders are entitled to receive aggregated accrued and not paid dividends if/when declared by the Board of Directors at a dividend rate payable in preference and priority to the holders of common stock. Additionally, the Company’s restricted stock grants are considered participating securities as the holders are entitled to receive dividends if/when declared by the Board of Directors commensurate with other common stock holders.
Under the two-class method, basic net loss per share attributable to common stockholders was calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The net loss attributable to common stockholders was not allocated to the convertible preferred stock or unvested restricted stock grants as the holders of these securities do not have a contractual obligation to share in losses, which is consistent with the if converted method of calculation. Diluted net loss per share attributable to common stockholders was computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, stock options and restricted stock grants were considered common shares equivalents but had been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was anti-dilutive. In periods in which the Company reports a net loss attributable to all classes of common stockholders, diluted net loss per share attributable to all classes of common stockholders is the same as basic net loss per share attributable to all classes of common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
Since the Company has only incurred losses, basic and diluted net loss per share is the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at June 30, 2022 and June 30, 2021 because their inclusion would be anti-dilutive are as follows:
	June 30, 2022	June 30, 2021
Series A preferred stock	7,824,000	7,855,500
Series B preferred stock	10,000,000	—
Series B-1 preferred stock	793,250	—
Unvested restricted stock awards	6,848,000	5,860,500
Stock options	2,555,500	122,000
Total	28,020,750	13,838,000
Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”), which may be an individual or decision-making group. The CODM reviews financial

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
information for the purpose of making operating decisions, allocating resources and in evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. The Company’s chief executive officer is currently designated as the CODM. Although the Company has three lines of business, two of those lines of businesses were recently launched by the Company. These new lines of business are in the same industry as the Company currently operates and do not require special consideration. As of June 30, 2022, the CODM does not receive or evaluate the business lines separately and therefore the Company currently operates as one segment.
Recent accounting pronouncements
The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.
Note 4.   Concentrations
The Company has only mined Bitcoin as of June 30, 2022. Therefore, 100% of the Company’s mining revenue is related to one cryptocurrency. The Company has one hosting customer as of June 30, 2022. The Company has three mining pool operators as of June 30, 2022.
Note 5.   Cryptocurrency
The following table presents the carrying amount of cryptocurrencies as of June 30, 2022 and June 30, 2021 (in thousands):
	June 30, 2022	June 30, 2021
Beginning balance	$3,018	$—
Revenue recognized from cryptocurrency mined, net	68,164	4,272
Carrying value of cryptocurrency sold	(39,909)	—
Impairment of cryptocurrency	(30,301)	(1,254)
Mining revenue not received	(125)	—
Ending balance	$847	$3,018
For the year ended June 30, 2022, the Company had $45.4 million in sales of bitcoin, and recorded a $5.5 million realized gain related to these sales. For the period December 4, 2020 (inception) to June 30, 2021 the Company did not have any sales of bitcoin.
Note 6.   Property and Equipment, net
Property and equipment consists of the following as of June 30, 2022 and June 30, 2021 (in thousands):
	June 30, 2022	June 30, 2021
Miners and mining equipment	$95,024	$7,283
Machinery and facility equipment	38	34
Vehicles	171	—
Leasehold improvements	59	—
Land and land improvements	1,739	—
Construction in progress	32,175	—
Total cost of property and equipment	129,206	7,317
Less accumulated depreciation and amortization	(11,948)	(391)
Property and equipment, net	$117,258	$6,926
Depreciation and amortization expense for the fiscal year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021 were approximately $11.6 million and $0.4 million, respectively. Depreciation is computed on the straight-line basis for the periods the assets are in service. Amortization is calculated on the straight-line basis over the remaining life of the respective lease term.
Note 7.   Deposits on Miners
Deposits on miners represent the amount the Company has paid to its suppliers for the purchase of miners which have not yet been received. The following table presents the carrying amount of deposits on miners as of June 30, 2022 and June 30, 2021 (in thousands):

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
	June 30, 2022	June 30, 2021
Beginning balance	$20,088	$—
Deposits made to suppliers for miners	141,445	27,361
Deposits on miners in accounts payable	—	10
Miners received from suppliers	(79,491)	(7,283)
Ending balance	$82,042	$20,088
Note 8.   Prepaid Expenses and Other Current Assets
At June 30, 2022, prepaid expenses and other current assets primarily include approximately $6.9 million in prepayments to our energy suppliers, $5.5 million in debt proceeds not yet received and approximately $0.8 million in prepaid insurance. At June 30, 2021, prepaid expenses and other current assets consisted of deposits and retainers for services yet to be performed of $0.05 million.
Note 9.   Other Deposits
At June 30, 2022, other deposits primarily include approximately $3.5 million of payments for a mining buildout project scheduled for the Company’s Pecos Facility which has been delayed and payments of approximately $2.5 million as a collateral deposit to one of the Company’s lenders. At June 30, 2021, other deposits included a payment for approximately $3.8 million which the Company had made as a down payment for the purchase of capital equipment. This amount was subsequently written-off during fiscal year 2022. See Note 15.
Note 10.   Deferred Revenue
Deferred revenue represents customer cash advances associated with the Company’s hosting services, which have not yet been earned by the Company. The following table presents the carrying amount of deferred revenue as of June 30, 2022 and June 30, 2021 (in thousands):
	June 30, 2022	June 30, 2021
Beginning balance	$—	$—
Advances received from customers	20,405	—
Hosting revenue earned	(5,566)	—
Ending balance	$14,839	$—
Subsequent to June 30, 2022, one of the Company’s hosting customers defaulted on its contract and the remaining deferred revenue was recorded as revenue.
Note 11.   Notes Payable
The following is a summary of the Company’s secured promissory notes as of June 30, 2022 and June 30, 2021:
Notes Payable — June 30, 2022:
(in thousands)
Issuance Date	Maturity Date	Principal *	Current Portion	Accrued Interest
7/17/2021	July 25, 2023	$6,694	$6,138	$13
7/17/2021	January 25, 2024	6,946	4,190	14
12/27/2021	June 25, 2023	23,602	23,602	41
12/27/2021	December 25, 2023	41,034	19,674	69
3/31/2022	April 1, 2024	25,000	12,500	—
4/26/2022	May 1, 2024	25,000	11,111	—
	Totals	$128,276	$77,215	$137

* = Net of debt issuance costs which totaled approximately $1.5 million.
On July 17, 2021, the Company entered into a master equipment finance agreement with a financing company in the amount of approximately $17.7 million which the Company used to fund the acquisition of additional miners. The funding occurred in two tranches,

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
approximately $9.1 million and $8.6 million which mature on July 25, 2023 and January 25, 2024, respectively. The finance agreement bears interest at 14% per annum with six monthly interest-only payments due beginning in August 2021. The financing is secured by a first priority security interest in the miners purchased and includes financial reporting covenants on a quarterly and annual basis. The Company paid approximately $0.4 million in debt issuance costs which are recorded as a reduction of the note payable balance on the Company’s Consolidated Balance Sheets.
On December 27, 2021, the Company amended the Master Equipment Financing Agreement (“Amended MEFA”) it entered into on July 17, 2021 which now includes approximately $84.3 million of additional funding to be used to purchase additional miners. As of June 30, 2022, approximately $66.8 million of the Amended MEFA was received by the Company, net of approximately $1.7 million in closing costs. Debt issuance costs are recorded as a reduction of the note payable balance on the Company’s Consolidated Balance Sheets. The Amended MEFA bears interest at 12% per annum with twelve monthly interest-only payments due beginning in January 2022. The financing is secured by a first priority security interest in substantially all of the Company’s assets and includes financial reporting covenants on a quarterly and annual basis. Once the miners are delivered and installed, the first priority security interest in substantially all of the Company assets will be terminated, and the first priority security interest reverts to the miners only.
Subsequent to June 30, 2022, the Company received approximately an additional $7.9 million on the Amended MEFA.
On March 31, 2022, the Company entered into an equipment loan and security agreement (“ELSA”) with a financing company in the amount of approximately $25.0 million which the Company used to fund the acquisition of additional miners. The ELSA bears interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. The financing is secured by a first priority security interest in approximately 5,900 miners which will be purchased from Acme as part of the purchase commitments. See Note 15.
On April 26, 2022, the Company entered into an equipment loan and security agreement (“ELSA”) with a financing company in the amount of approximately $25.0 million which the Company used to fund the acquisition of additional miners. The ELSA bears interest at 12% per annum with six monthly interest-only payments due beginning in April 2022. The financing is secured by a first priority security interest in approximately 5,800 miners which will be purchased from Acme as part of the purchase commitments. See Note 15.
Estimated debt payments for the next five years are as follows (in thousands):
Fiscal year 2023 — $77,215, Fiscal year 2024 — $51,061, Fiscal year 2025 through Fiscal year 2027 — nil Subsequent to June 30, 2022 the Company restructured all of its notes payable. See Note 16.
Notes Payable — June 2021:
(in thousands)
Notes payable — related parties
The following is a summary of the Company’s secured promissory notes as of June 30, 2021 (in thousands):
Issuance Date	Maturity Date	Principal	Accrued Interest
December 4, 2020	June 30, 2022	$250	$10
December 28, 2020	June 23, 2022	900	32
December 20, 2020	June 30, 2022	100	4
		$1,250	$46
For the period from December 4, 2020 (inception) through January 5, 2021, the Company entered into secured promissory notes with various related parties, including the Company’s chief executive officer, a family member of the Company’s chief executive officer and a family member of the Chief operating officer. The notes accrue interest at a rate of 7% per annum and mature one year from the issuance date. The Company used the proceeds from the secured promissory notes to pay for additional deposits on miners. The notes contain a security agreement which creates a lien and grants the noteholders a first priority security interest in the miners.
During March 2021, the Company entered into agreements with its related party noteholders, which extended the maturity date of the secured promissory notes to June 30, 2022. The agreements also extended the commencement of the monthly repayment of the notes’ principal and accrued interest to January 23, 2022, payable in six consecutive monthly installments. The notes are classified on the Consolidated Balance Sheets as of June 30, 2021 in accordance with the revised maturity dates (shown in the table above) following the execution of the March 2021 agreements.
All related party noteholders were paid in full, including interest, on or prior to October 1, 2021.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Notes payable
The following is a summary of the Company’s secured promissory notes as of June 30, 2021 (in thousands):
Issuance Date	Maturity Date	Principal	Accrued Interest
December 4, 2020	December 4, 2021	$570	$4
December 4, 2020	June 30, 2022	500	18
December 23, 2020	December 23, 2021	1,272	1
January 4, 2021	June 23, 2022	500	18
		$2,842	$41
For the period from December 4, 2020 (inception) through January 5, 2021, the Company entered into secured promissory notes with various parties, including investors in the Company’s equity fundraising initiatives. The notes accrue interest at a rate of 7% per annum and mature one year from the issuance date. Repayment of the notes’ principal and accrued interest commenced five months from the issuance date and was payable in arrears until the maturity date, at which time, all outstanding principal and accrued interest was due. The initial total principal amount borrowed from the noteholders was approximately $4.6 million. The Company used the proceeds from the secured promissory notes to pay for additional deposits on miners. The notes contain a security agreement which creates a lien and grants the noteholders a first priority security interest in the miners.
During March 2021, the Company entered into agreements with certain noteholders, which extended the maturity date of the secured promissory notes to June 30, 2022. The agreements also extended the commencement of the monthly repayment of the notes’ principal and accrued interest to January 23, 2022, payable in six consecutive monthly installments. The notes are classified on the Consolidated Balance Sheets as of June 30, 2021 in accordance with the revised maturity dates (shown in the table above) following the execution of the March 2021 agreements.
All noteholders were paid in full prior to December 31, 2021.
Note 12.   Leases
On August 1, 2021, the Company, in agreement with its landlord, terminated its current lease and entered into a new operating lease agreement with the same landlord that provides for the use of a facility in Niagara Falls, New York (the “First Niagara Lease”), which the Company uses to house and operate its cryptocurrency miners. Upon commencement of the lease term, the Company paid a security deposit totaling $0.06 million, which is included in other deposits on the Company’s Consolidated Balance Sheets. The initial term of the First Niagara Lease is five years beginning on August 1, 2021 and ending on July 31, 2026, and contains a secondary term with an option to renew the lease for five additional years, which was not included in the calculation of the right-of-use asset and lease liability due to the uncertainty of renewal. Under the terms of the First Niagara Lease, the Company will pay base rent and common area maintenance charges as follows:
•
Years 1-5 — annual base rent of approximately $0.4 million and common area maintenance charges of approximately $0.1 million

At any time before the expiration of the initial term, the Company has the option to purchase approximately 240,000 square feet of the facility for a purchase price of approximately $3.3 million.
At any time before the expiration of the secondary term, the Company has the option to renew the First Niagara Lease for two additional five-year terms.
On August 1, 2021, in connection with the execution of the First Niagara Lease, the Company entered into an additional lease agreement (the “Substation Lease”) with the same landlord, which provides for the use of two portions of a 115,000 kva outdoor substation located on or around the First Niagara Lease site. The Substation Lease term runs parallel to the terms of the other lease agreement and the monthly lease payment totals $2,000.
On December 1, 2021, the Company entered into another lease agreement for approximately 10 acres of land with buildings and use of a substation at another location in Niagara Falls, New York (the “Second Niagara Lease”), which the Company intends to develop and use to house and operate cryptocurrency miners. The initial term of the Second Niagara Lease is just over five years beginning on December 1, 2021 and ending on January 31, 2027, and contains two options to renew the Second Niagara Lease each for an additional five years. Under the terms of the Second Niagara Lease, the Company will pay base rent as follows:
•
Initial monthly base rent of $15,000 beginning February 1, 2022, until the Energizing Date (defined in the Second Niagara Lease to be the date that the Company receives all of its approvals);

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
•
Monthly base rent as of the Energizing Date and thereafter of $15,000 plus an additional $1,000 per megawatt (“MW”) of electrical power over 15 MW, with a 2% per annum increase; and

•
Monthly incentive rent of an additional $500 per MW beyond 50 MW used by the Company, calculated one month in arrears

As of June 30, 2022, the Company had operating lease liabilities of approximately $2.4 million and right-of-use assets of approximately $2.4 million. As of June 30, 2021 the Company had operating lease liabilities of approximately $0.5 million and right-of-use assets of approximately $0.5 million, which are included in the Consolidated Balance Sheets.
The following summarizes quantitative information about the Company’s operating leases (in thousands):
	Fiscal Year Ended June30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
Operating leases
Operating lease cost	$554	$129
Variable lease cost	107	—
Operating lease expense	661	129
Short-term lease expense	169	—
Total lease expense	$830	$129
Quantitative information related to leases is summarize below (dollars in thousands):
	Fiscal Year Ended June 30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
Operating cash flows – operating leases	$519	$114
Right-of-use assets obtained in exchange for operating lease liabilities	$2,262	$596
Weighted-average remaining lease term – operating leases	4.2	2.4
Weighted-average discount rate* – operating leases	7.0%	7.0%

*
Our leases do not provide an implicit rate, therefore we use our incremental borrowing rate at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis for similar assets over the term of the lease.

Maturities of the Company’s operating lease liabilities as of June 30, 2022, are as follows (in thousands):
Operating Leases
Year ended June 30, 2023	$649
Year ended June 30, 2024	656
Year ended June 30, 2025	664
Year ended June 30, 2026	671
Year ended June 30, 2027	146
Total	2,786
Less present value discount	(383)
Operating lease liabilities	$2,403
Subsequent to June 30, 2022, the Company terminated its Second Niagara Lease. See Note 16.
Note 13.   Stockholders’ Equity
Authorized Shares
In September 2022, the Company’s Board of Directors authorized a 250-for-1 stock split and also increased the number of shares of authorized common stock to 125,000,000, increased the number of authorized shares of Series A preferred stock to 7,855,500 and increased the

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
number of authorized shares of Series B preferred stock and Series B-1 preferred stock to 10,000,000 each. In addition, the Company’s Board of Directors increased the numbers of shares authorized for issuance in the 2021 Equity Incentive Plan to 17,387,697.
As a result of the stock split, all share amounts in these consolidated financial statements have been retrospectively adjusted.
Common stock
The Company’s articles of incorporation, as amended, authorized 125,000,000 shares of common stock, par value $0.00001 per share. During December 2020 and January 2021, the Company raised approximately $9.8 million through the issuance of 24,329,000 shares of its common stock.
Preferred stock
In March 2021, the Company sold 6,174,000 shares of Series A preferred stock, $0.00001 par value for gross proceeds of $19.6 million. In March 2021, the Company exchanged 1,571,250 common stock certificates (Series A preferred stock documentation was not available at the time the proceeds were received) for Series A preferred stock, for gross proceeds of $5.0 million. The early investors who received the Common stock certificates paid the same price as later investors who initially received the Series A preferred stock subscription agreement and other related documents. Beginning in September 2021 and continuing through October 22, 2021, the Company sold 10,000,000 shares of Series B preferred stock, $0.00001 par value, for gross proceeds of $61.2 million. Beginning on December 24, 2021 and continuing through April 2022, the Company sold 793,250 shares of Series B-1 preferred stock, $0.00001 par value, for gross proceeds of approximately $12.5 million. Total offering costs associated with the preferred stock offerings was approximately $0.2 million. Each holder of Series A, Series B and Series B-1 preferred stock may convert any or all of their preferred shares into one share of the Company’s common stock. Additionally, all outstanding shares of Series A, Series B and Series B-1 preferred stock shall automatically be converted into shares of common stock upon either (a) the closing of a transaction which results in the Company being a publicly traded vehicle (whether directly or as a subsidiary) based on a valuation for the Company on its own of $200.0 million or more, or (b) the date, or upon the occurrence of an event, specified by vote or written consent of the requisite holders, as defined in the Company’s articles of incorporation. The Company will reserve a sufficient number of shares to provide for conversion of all preferred stock outstanding. Each holder of preferred stock is entitled to vote on all matters submitted to the shareholders of the Company. Upon liquidation, dissolution or winding up of the business of the Corporation, each holder of preferred stock is entitled to receive for each share, a pro rata distribution with the Company’s common stock, with the most senior preferred stock paid out at 100% first.
Rescission of Series A preferred stock
In July 2021, one shareholder of Series A preferred stock elected to return their shares as part of a rescission agreement approved by the Company’s Board of Directors (See Note 1). The Company paid the original investment of $0.1 million for the return of 31,500 Series A preferred stock.
Shares subject to registration
On October 26, 2021, the Company entered into a settlement order with Virginia, conditioned on rescission offers being delivered to four investors resident in that state. The Company has completed all requirements set forth in the order. Therefore, on October 26, 2021, the shares have been transferred and reclassified to permanent equity. See Note 1.
Stock-based compensation
On March 16, 2021, the Company established the 2021 Equity Incentive Plan (the “Plan”) and authorized 9,038,750 shares for issuance under the Plan. In September 2021, the Company’s Board of Directors increased the number of shares for issuance in the Plan to 13,663,750. In September 2022, the Company’s Board of Directors increased the numbers of shares for issuance in the Plan to 17,387,697. The Plan allows the Company to award options, stock appreciation rights, restricted awards and performance awards to employees, consultants and directors of the Company and its affiliates. Canceled and forfeited awards are returned to the Plan for future awards. As of June 30, 2022, the Company had issued 11,755,500 awards under the Plan, net of 593,250 canceled and forfeited awards, and there were 1,908,250 shares remaining available for future grants.
During the period December 4, 2020 (inception) through June 30, 2021, the Company issued 9,187,250 shares of fully vested restricted common stock awards pursuant to consulting agreements with various parties, some of whom were related parties, including the Company’s chief executive officer and chief operating officer, as well as several investors. These awards were not issued pursuant to the Plan. In July 2021, the Company canceled 250,000 restricted common stock awards for one consultant.
The Company’s stock-based compensation expense recognized during the fiscal ended June 30, 2022 and period from December 4, 2020 (inception) through June 30, 2021, was entirely attributable to general and administrative expenses, which are included in the accompanying Consolidated Statements of Operations. Stock-based compensation expense for the period consisted of the following (in thousands):

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
	Year Ended June 30, 2022	Period from December 4, 2020 (inception) through June 30, 2021
Restricted stock awards	$7,910	$10,478
Stock options	1,266	18
Total stock-based compensation	$9,176	$10,496
Time-based restricted stock awards
From December 2020 through February 1, 2021, the Company granted 6,687,500 restricted stock awards with an estimated fair value of $1.07 per share, which was supported by transactions with independent third parties, in the same months in which the Company sold shares of its common stock for $1.07 per share. On March 17, 2021, the Company, with assistance from a third-party valuation firm, estimated a fair value of $1.10 per share for 5,919,250 restricted stock awards granted on this date. On October 10, 2021, the Company awarded 589,500 time-based restricted stock awards, with an estimated fair value of $2.27 per share. The Company estimated the fair values of $1.10 and $2.27 on March 17, 2021 and September 30, 2021, respectively, utilizing a market approach and fair value techniques such as the backsolve method, which derives the equity value for the Company from a transaction involving the Company’s own securities, in this case, the Company’s Series A preferred stock offering on March 17, 2021 and the Company’s Series B preferred stock offering on September 30, 2021.
The assumptions used in the backsolve method as of March 17, 2021 and September 30, 2021 were as follows:
	March 17, 2021	September 30, 2021
Dividend yield	0%	0%
Expected price volatility	100%	100%
Risk-free interest rate	0.29%	0.28%
Expected term	3.0 years	2.0 years
A summary of the Company’s unvested time-based restricted stock awards for the fiscal year periods ending June 30, 2022 and June 30, 2021 is as follows:
	Number of Shares	Weighted Average Grant-Date Fair Value
December 4, 2020 (inception)	—	$—
Granted	12,606,750	1.08
Vested	(9,187,250)	1.07
Unvested as of June 30, 2021	3,419,500	1.10
Granted	589,500	2.27
Vested	(977,000)	1.10
Unvested as of June 30, 2022	3,032,000	$1.32
As of June 30, 2022, there was approximately $2.0 million of total unrecognized compensation cost related to time-based restricted stock awards, which is expected to be recognized over a remaining weighted average vesting period of approximately 1.5 years.
Performance-based restricted stock awards
On March 17, 2021, the Company awarded 2,441,000 performance-based restricted stock awards to the Company’s chief executive officer and chief operating officer that will vest upon the achievement of specific market conditions. Half of these awards will vest if the Company achieves a total Company valuation equal to or greater than $1 billion and the other half of these awards will vest if the Company achieves a total

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Company valuation equal to or greater than $2 billion. The Company estimated a grant date fair value of $0.01 per share utilizing a Monte Carlo valuation method with the assistance of a third-party valuation firm. The assumptions used in the backsolve method as of March 17, 2021 were as follows:
Dividend yield	0%
Expected price volatility	100%
Risk-free interest rate	1.63%
Contractual term at grant date	10.0 years
On October 10, 2021, the Company awarded 2,750,000 performance-based restricted stock awards to its chief executive officer and chief operating officer that vested upon the achievement of two milestones as follows: i) Milestone 1 — half of the shares vested when the Company achieved 10,000 or more miners plugged in and secured purchase orders totaling 3 exahash of computing power before December 31, 2021 and ii) Milestone 2 — the other half of the shares vested when the Company achieved 20,000 miners or more plugged in and secured purchase orders totaling 6 exahash of computing power before December 31, 2022. Milestone 1 was achieved prior to December 31, 2021 and Milestone 2 had not been achieved as of June 30, 2022. The Company estimated a grant date fair value of $2.27 per share for these performance-based awards utilizing the assistance of a third-party valuation firm as discussed above under ‘Time-based restricted stock awards’.
A summary of the Company’s unvested performance-based restricted stock awards for the periods ended June 30, 2022 and June 30, 2021 is as follows:
	Number of Shares	Weighted Average Grant-Date Fair Value
December 4, 2020 (inception)	—	$—
Granted	2,441,000	0.01
Vested	—	—
Unvested as of June 30, 2021	2,441,000	0.01
Granted	2,750,000	2.27
Vested	(1,375,000)	2.27
Unvested as of June 30, 2022	3,816,000	$0.83
There was approximately $0.8 million of total unrecognized stock-based compensation expense associated with the Company’s restricted stock awards with performance or market-based conditions as of June 30, 2022.
Stock options
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. Due to the lack of historical exercise history, the expected term of the Company’s stock options has been determined using the “simplified” method for awards. The risk-free interest rate is determined by referencing the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The majority of the Company’s options awarded vest based upon service provided to the Company over time; however, the Company awarded a total of 68,250 options with performance-based vesting conditions to an employee during the fiscal year ending June 30, 2022. For these options, 27,500 will vest upon the completion of an initial public offering (the “IPO options”) and 40,750 will vest upon achievement of other internal non-financial metrics. The Company is recognizing stock compensation cost for the non-financial operating metrics over the period that management expects it will take to achieve this condition. Stock compensation costs for equity awards that are conditional upon a liquidity event, such as an initial public offering should not be recognized prior to the achievement of the liquidity event. As such, the Company will not recognize any stock compensation cost for the IPO options until occurrence of an initial public offering.
Additionally, on January 3, 2022, the Company modified the former chief financial offer’s option award to allow for the conditional vesting of the first tranche of 118,750 options upon the occurrence of an initial public offering (“IPO”) and the former chief financial officer’s continued service as an advisor to the Company through such IPO. These options would have vested in July 2022 had the former chief financial officer’s

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
employment continued until such time. At the time of the modification, the Company reversed approximately $0.1 million of stock-based compensation expense recognized on the original unvested option award and estimated a grant date fair value for the modified award of approximately $0.9 million, which will not be recognized as stock-based compensation expense by the Company until the occurrence of an initial public offering.
The following assumptions were used in determining the fair value of stock options granted, including those with performance-based conditions, during the years ended June 30, 2022 and June 30, 2021:
	June 30, 2022	June 30, 2021
Dividend yield	0%	0%
Expected price volatility	96.5% – 100%	100%
Risk free interest rate	0.65% – 2.44%	0.80% – 1.27%
Expected term (in years)	5.0 – 8.2 years	5.5 – 7.0 years
A summary of our stock option activity is below (dollars in thousands except per share data):
	Number of Shares	Weighted Average Exercise Price (per share)	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
December 4, 2020 (inception)	—	$—	$—	—
Granted	122,000	1.13	—	9.7
Forfeited or canceled	—	—	—	—
Outstanding as of June 30, 2021	122,000	1.13	—	9.7
Granted	3,026,750	1.83	—	—
Forfeited or canceled	(593,250)	1.11	—	—
Outstanding as of June 30, 2022	2,555,500	$1.97	$539	9.3
Vested and exercisable as of June 30, 2022	93,250	$1.32	$47	9.0
Excluding $0.9 million of unrecognized compensation expense for the IPO options and the former chief financial officer’s modified award, at June 30, 2022 the Company had approximately $2.6 million of total unrecognized compensation expense related to options granted under the Plan, which is expected to be recognized over a weighted-average remaining vesting period of approximately 1.8 years.
Note 14.   Income Taxes
The components of the (provision) benefit for income taxes are as follows (in thousands):
	June 30, 2022	June 30, 2021
Current
Federal	$—	$—
State	—	—
Total current	—	—
Deferred
Federal	(4,619)	1,647
State	(450)	450
Total deferred	(5,069)	2,097
Total income tax (provision) benefit	$(5,069)	$2,097

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate is as follows:
	June 30, 2022	June 30, 2021
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	(1.0)%	5.7%
Permanent differences	(0.7)%	—
Stock based compensation	0.4%	(8.0)%
Return to provision adjustments	(0.6)%	—
Change in valuation allowance	(37.7)%	—
Effective tax rate	(18.6)%	18.7%
The components of the net deferred tax (liabilities) assets as of June 30, 2022 and June 30, 2021 are follows (in thousands):
	June 30, 2022	June 30, 2021
Deferred tax assets:
Impairment loss	$94	$335
Stock-based compensation	1,136	167
ROU lease liability	590	—
Interest	1,835	—
Net operating loss	23,283	3,069
Total deferred tax assets	26,938	3,571
Deferred tax liabilities:
Fixed assets and intangibles	(17,800)	(1,474)
ROU asset	(577)	—
Total deferred tax liabilities	(18,377)	(1,474)
Valuation allowance	(11,533)	—
Deferred tax (liabilities) assets, net	$(2,972)	$2,097
As of June 30, 2022, the Company had federal and state net operating loss carryforwards of approximately $105.6 million and $31.0 million, respectively. The federal net operating losses can be carried forward indefinitely and the state net operating loss begins to expire in tax year 2040. Utilization of the net operating losses may be subject to an annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended. Based on a history of taxable losses, the Company has recorded a valuation allowance against deferred tax assets to the extent they are utilizable against reversing deferred tax liabilities.
There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements, that have been recorded on the Company’s financial statements for the years ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates on a calendar year basis. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from inception. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements.
Note 15.   Commitments and Contingencies
Commitments
Purchase agreements
See Note 1 for discussions regarding the purchase agreements for miners.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Deposit on mining operation
In February 2022, the Company entered into an agreement with a third-party service provider to buildout a mining operation in Texas. The Company paid a deposit of approximately $3.5 million to be used for the purchase of energy related substation facility type equipment. As of June 30, 2022, the Company and third-party service provider agreed to delay the project until a future period.
Contingencies
The Company, and its subsidiaries, are subject at times to various claims, lawsuits and governmental proceedings relating to the Company’s business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered by the Company’s insurance program. The Company maintains property and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying Consolidated Balance Sheets. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying Consolidated Statements of Operations. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company’s defense of such matters. On the basis of current information, the Company does not believe there is a reasonable possibility that, any material loss, if any, will result from any claims, lawsuits and proceedings to which the Company is subject to either individually, or in the aggregate.
City of Niagara Falls, New York Lawsuit
On November 18, 2022, the City of Niagara Falls, New York (“the City”), filed a lawsuit claiming the Company violated one of its newly enacted laws. The City also applied for a preliminary injunction to shut down the Company’s operation and also applied for and received a temporary restraining order which ordered the shutdown of the Company’s Niagara Falls operation, pending a hearing on its application. On January 25, 2023 the Company was additionally assessed a fine by the City. Management believes the City’s law is unenforceable and has taken the necessary legal steps to counter the lawsuit.
Note 16.   Subsequent Events
The Company has completed an evaluation of all subsequent events after the balance sheet date up to February 3, 2023, the date that the consolidated financial statements were available to be issued. Except as described above and below, the Company has concluded no other subsequent events have occurred that requires disclosure.
Equity
In September 2022, the Company’s Board of Directors authorized 16,557,000 shares of Series C Preferred Stock. As further discussed in Note 1 and Note 13, the Company’s Board of Directors authorized a stock split and increases to certain share classes.
Acquisition
On December 6, 2022, one of the Company’s subsidiaries acquired a 50% membership interest in a joint venture (“JV”). In addition, the Company’s subsidiary also assumed a property management agreement (“PMA”), a senior note and other agreements related to the JV.
Strategic Operator Agreements
In addition to the PMA related to the acquisition noted above, two of the Company’s subsidiaries entered into Strategic Operator Agreements (“SOA”) in November 2022. Each of these SOA’s have five year terms whereby each subsidiary charges a monthly fixed fee, and also has the ability to pass-thru certain additional costs, for the management, support and administrative functions of operating a bitcoin mining datacenter for a third party customer.
Debt
In December 2022, the Company entered into a $10.0 million term-loan with a third party. The maturity date is December 5, 2027 and the interest rate is 6% per annum. Interest is payable in kind as an addition to, and capitalization on, the outstanding principal. The term-loan is secured by certain assets of the Company and does not have financial covenants.

U.S. Data Mining Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Finance Agreements
In February 2023, the Company extinguished its MEFA and Amended MEFA with the financing company. The outstanding balance at the time of extinguishment was approximately $95.4 million. The Company exchanged all assets which the finance company financed, in addition to existing assets at one of our Texas locations and a portion of deposits on miners. On a provisional basis based upon the carrying values as of the date of these financial statements, the Company anticipates a gain on extinguishment of approximately $32.1 million.
In February 2023, the Company restructured both of its ELSA’s with the financing company. The terms of the ELSA’s have been extended five years and will be repaid via a monthly cash flow sweep from Company miners being hosted at a third party facility.
Leases
In November 2022, the Company terminated its Second Niagara Lease. In accordance with the lease terms, no early payment penalties applied.

SCHEDULE “S”
TZRC LLC STATEMENTS
INDEX TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
TZRC LLC and Subsidiaries

TZRC LLC and Subsidiaries
Consolidated Balance Sheets (Unaudited)
(In thousands)
	September 30, 2022	December 31, 2021
	Unaudited	(a)
ASSETS
Current assets
Cash	$15,182	$—
Prepaid expenses	38	—
Total current assets	15,220	—
Deposits	25,700	—
Right-of-use assets	650	—
Property and equipment, net	230,867	—
Total assets	$272,437	$—
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$7,742	$—
Deferred revenue and customer deposits, short-term	14,405	—
Lease liability, short-term	16	—
Total current liabilities	22,163	—
Deferred revenue, long-term	8,848	—
Lease liability, long-term	367	—
Total liabilities	31,378	—
Commitments and contingencies (Note 11)
Members’ equity	241,059	—
Total liabilities and members’ equity	$272,437	$—

(a)
Derived from audited information.

See Accompanying Notes to Unaudited Interim Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Consolidated Statements of Operations (Unaudited)
(In thousands)
	Nine Months Ended September 30, 2022	Three Months Ended September 30, 2022
Revenues, net
Revenue – Crypto asset mining	$1,937	$1,937
Revenue – hosting	6,859	6,859
Total revenues, net	8,796	8,796
Costs and expenses (income):
Cost of revenues (exclusive of depreciation and amortization shown below)	6,654	6,153
General and administrative	297	109
Depreciation and amortization	2,754	2,734
Impairment of cryptocurrency	38	38
Realized gain on sale of crytpocurrency	(38)	(38)
Total costs and expenses	9,705	8,996
Total operating loss	(909)	(200)
Other income (expense)
Loss on sale of fixed assets	(33)	(33)
Total other expense	(33)	(33)
Net loss	$(942)	$(233)
See Accompanying Notes to Unaudited Interim Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Consolidated Statements of Changes in Members’ Equity (Unaudited)
(In thousands)
	Nine Months Ended September 30, 2022	Three Months Ended September 30, 2022
Beginning balance	$—	$182,201
Issuance of Members’ Capital	242,001	59,091
Net loss	(942)	(233)
Ending balance	$241,059	$241,059
See Accompanying Notes to Unaudited Interim Consolidated Financial Statements.

TZRC LLC
Consolidated Statements of Cash Flows (Unaudited)
(In thousands)
	Nine Months Ended September 30, 2022	Three Months Ended September 30, 2022
Operating Activities
Net loss	$(942)	$(233)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,754	2,734
Loss on disposal of fixed assets	33	33
Crypto assets received from mining activities, net	(1,937)	(1,937)
Impairment of crypto assets	38	38
Realized gain on disposal of crypto assets	(38)	(38)
Proceeds from sale of crypto assets, net	1,937	1,937
Changes in operating assets and liabilities:
Prepaid expenses	(38)	(1,088)
Deposit	(25,700)	(25,700)
Accounts payable and accrued expenses	7,742	6,833
Deferred revenue	23,253	1,232
Lease liability	(268)	—
Net cash provided by (used in) operating activities	6,834	(16,189)
Investing Activities
Purchase of property and equipment	(212,380)	(57,813)
Proceeds from the sale of property and equipment	58	58
Net cash used in investing activities	(212,322)	(57,755)
Financing Activities
Capital contribution from the members	220,670	59,091
Net cash provided by financing activities	220,670	59,091
Net change in cash	15,182	(14,853)
Cash – beginning of period	—	30,035
Cash – end of period	$15,182	$15,182
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment in accounts payable	$1	$1
Non-cash capital contributions from the members	$21,331	$—
Right-of-use assets obtained in exchange for opertaing lease liabilities	$659	$659
See Accompanying Notes to Unaudited Interim Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Notes to Unaudited Interim Consolidated Financial Statements Note
1.   Organization and Operations
Organization
TZRC LLC (the “Company”, “TZRC”) was formed as a joint venture by and between the joint venture members (“members”) on November 24, 2021, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State, but did not commence operations until the first quarter of 2022.
The Company’s wholly owned operating subsidiaries are TZRC King Mountain LLC, which was incorporated in the state of Delaware on December 7, 2021, and provides hosting services at the Company’s data center, and TZRC Mining LLC, which was incorporated in the state of Delaware on March 16, 2022, and self-mines cryptocurrency.
Nature of Operations
The Company is an early stage operator of vertically integrated cryptocurrency mining and power facilities and building a vertically integrated mining company that both self-mines and provides hosting services to customers who do not have access to the same infrastructure for their mining equipment. Accordingly, the Company engages in developing, constructing, installing, owning, financing, renting and operating one or more modular data centers located on or near renewable power sources for high latency applications including cryptocurrency mining and providing hosting services to entities engaged in high latency applications, including cryptocurrency mining.
The Company employs a vertically integrated mining strategy whereby it mines bitcoin (“BTC”) for its own account (“self-mining”), and provides mining hosting services, infrastructure, and related solutions (“hosting”) primarily for large institutional cryptocurrency miners. The Company began self-mining and hosting operations in August 2022 and derives all of its revenue from self-mining, third-party hosting fees and pass through of electricity provided by the Company.
The Company operates its data center in McCamey, Texas. As of September 30, 2022, the Company had installed and is operating approximately 120.0MW of power capacity and 3.45 EH/s of hash rate including self-mining and customer usage.
Cryptocurrency Mining
TZRC’s cryptocurrency mining operations primarily consists of cryptocurrency mining equipment that is deployed at its data centers located in McCamey, Texas, operated by a related party to make computing power available to mining pool operators for the purpose of solving complex cryptographic algorithms in support of the Bitcoin blockchain in a process known as “solving a block”.
The Company operates its cryptocurrency mining operation using specialized computers equipped with application- specific integrated circuit (“ASIC”) chips, known as “miners”, to provide computing power to mining pool operators in exchange for cryptocurrency rewards, BTC. The Company participates in “mining pools” organized by “mining pool operators” in which it shares its mining power (known as “hash rate”) with the hash rate generated by other miners participating in the pool to earn cryptocurrency rewards (BTC). The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. The pool uses software that coordinates the pool members’ mining power, identifies new block rewards, records how much hash rate each participant contributes to the pool, and assigns cryptocurrencies determined by a theoretical (statistically determined) pool rewards amount among its participants in proportion to the hash rate each participant contributed to the pool, regardless of whether the mining pool solved the block.
Generally speaking, mining operators with greater hashing power relative to other miners attempting to solve a block have a higher chance of solving the block and receiving a cryptocurrency award. Further, as the market price for BTC has increased, the Company has observed generally that the relative number of miners and the total hashing power deployed on the BTC blockchain has also increased. Accordingly, the Company seeks to increase its hashing power capacity relative to the total hashing power devoted to the BTC blockchain by acquiring and deploying increasing numbers of the latest generation of more powerful and energy-efficient miners.
The Company operates the Antminer model S19j Pro series of miners manufactured by Bitmain Technologies, Ltd. (“Bitmain”), which use ASIC chips designed around the 256-bit secure hashing algorithm SHA-256 used by the Bitcoin blockchain. As of September 30, 2022, the Company had deployed a total of approximately 7,000 Antminer model S19j Pro miners in its mining operations, all of which were purchased during 2022.
Hosting
The Company also provides hosting services on behalf of its third-party customers using miners of varying models, types and manufacturers. The Company installs miners owned by third parties at its data centers and provides ongoing hosting services, including security (physical and cyber), power, internet connectivity, cooling, ventilation, maintenance and inventory management relating to the operation of those miners. The Company hosts approximately seventy thousand miners owned by its one hosting services customer.

Note 2.   Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of Presentation and Consolidation
The accompanying unaudited consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”) for interim financial information and pursuant to the requirements of US GAAP. The consolidated financial statements include all of the assets, liabilities, revenues, expenses and cash flows of entities in which the Company has a controlling interest (“subsidiaries”). All significant intercompany accounts and transactions between consolidated companies have been eliminated in consolidation. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of such interim results.
The results for the unaudited consolidated statement of operations are not necessarily indicative of results to be expected for the year ending December 31, 2022 or for any future interim period. The accompanying unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements for the period from inception on November 24, 2021 through December 31, 2021 and notes thereto.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s consolidated financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets and impairment analysis of cryptocurrencies
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Related Party Transactions
Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.
See Note 10 for a description of service agreements and transactions entered into with related parties as of September 30, 2022.
Fair Value of Financial Instruments
The Company accounts for financial instruments under ASC 820, Fair Value Measurement (“ASC 820”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:
•
Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

•
Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.
The carrying amounts of the Company’s financial assets and liabilities, such as cash, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments.

The Company determines the fair value of cryptocurrencies on a nonrecurring basis for purposes of impairment testing in accordance with ASC 820, based on Level 1 inputs; namely, quoted prices in an active trading platform for bitcoin. The Company did not hold any material balance of cryptocurrencies as of September 30, 2022.
Cash
Cash consists of cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal or use that are insured by the Federal Deposit Insurance Corporation (“FDIC”), up to $250,000 per account. The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. The Company had no cash equivalents as of September 30, 2022. The Company maintains deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality. The Company, to date, has not experienced any losses on these deposits.
Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model under ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Assets, and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased.
Allowance for credit losses are recorded as a direct reduction from an asset’s amortized cost basis. Credit losses and recoveries are recorded in general and administrative expenses in the consolidated statements of operations. Recoveries of financial assets previously written off are recorded when received. For the nine months ended September 30, 2022, no bad debt expense was recognized.
Cryptocurrencies
BTC is awarded to the Company through its self-mining activities (See Note 3).
Pursuant to an agreement with the Company’s preferred cryptocurrency trading platform, all BTC obtained through the Company’s mining operation is automatically transferred to and through the trading platform for auto-liquidation upon receipt. Therefore, the Company does not maintain a material balance of BTC at the end of any day. If BTC was held, it would be accounted for as intangible assets with indefinite useful lives under ASC 350-30. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. The Company determines the fair value of its cryptocurrencies on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active trading platform that the Company has determined is its principal market for BTC (Level 1 inputs). The Company performs an analysis each day to identify whether events or changes in circumstances, principally decreases in the quoted price of the cryptocurrency on the active trading platform, indicate that it is more likely than not that its cryptocurrencies are impaired. For impairment testing purposes, the lowest intra-day trading price of the cryptocurrencies is identified at the divisible fraction of Bitcoin level. The excess, if any, of the carrying amount of Bitcoin and the lowest daily trading price of Bitcoin represents a recognized impairment loss. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company held an immaterial amount of less than 2.8 BTC as of September 30, 2022.
BTC awarded to the Company through its mining activities are included as adjustments to reconcile net income to cash used in operating activities on the accompanying consolidated statements of cash flows. The proceeds from sale of cryptocurrencies are included within operating activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in operating income (expense) in the consolidated statements of operations. The Company accounts for its sales of cryptocurrencies in accordance with the first in first out method of accounting.
Property and Equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets and after taking into account their estimated residual value, if any, as follows:

Useful Life (Years)
Computer equipment	3
Miners	3
Containers	5
Furniture and fixtures	5
Machinery & equipment	5
Leasehold improvements(1)	Lease Term
Buildings	30
Construction in progress	N/A

(1)
The depreciation life for leasehold improvements is the lesser of the estimated useful life of the addition (10 years) or the term of the related lease.

Depreciation expense commences once the assets are placed in service.
Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining lease term. Construction in progress for leasehold improvements is carried at cost less any recognized impairment loss. Cost primarily consists of electrical infrastructure for the Company’s data centers. Construction in progress is transferred to the category of leasehold improvements when completed and ready for intended use. The depreciation of these assets, as well as other properties, begins when the assets are ready for use.
Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss, calculated as the difference between the net sales proceeds and the carrying amount of the relevant assets, is reflected in other income (expense), net in the consolidated statements of operations.
Maintenance and repair expenditures are expensed as incurred, while major improvements that increase functionality of the asset are capitalized and depreciated ratably to expense over the identified useful life.
Impairment of Property and Equipment
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset groups) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors the Company considers that could trigger an impairment include, but are not limited to, the following: significant reduction in the trading price of the dominant mined cryptocurrency for an extended period, significant changes in the manner of our use of the acquired assets or the strategy for the Company’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure assets obsolete. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in income from continuing operations before income taxes in the consolidated statements of operations.
Revenue Recognition
The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The standalone selling price is the price at which the Company would sell a promised service separately to a customer. The relative selling price for each performance obligation is estimated using observable objective evidence if it is available. If observable objective evidence is not available, the Company uses its best estimate of the selling price for the promised service. In instances where the Company does not sell a service separately, establishing a standalone selling price requires significant judgment. The Company estimates the standalone selling price by considering available information, prioritizing observable inputs such as historical sales, internally approved pricing guidelines and objectives, and the underlying cost of delivering the performance obligation. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Management judgment is required when determining the following: when variable consideration is no longer probable of significant reversal (and hence can be included in revenue); whether certain revenue should be presented gross or net of certain related costs; when a promised service transfers to the customer; and the applicable method of measuring progress for services transferred to the customer over time.
The Company elected the optional exemption under ASC 606-10-50-14(b) to not disclose the transaction price allocated to remaining performance obligations that are part of a contract that has an original expected duration of one year or less.
Cryptocurrency mining
The Company entered into a cryptocurrency mining pool with a mining pool operator, which is operated and controlled under their general terms and conditions, to provide computing power to the mining pools. The Company began providing computing power to the Foundry USA mining pool in August 2022, the only mining pool in which it participated during the nine months ended September 30, 2022. Providing computing power to the mining pool operator for the purpose of cryptocurrency transaction verification is an output of the Company’s ordinary activities. The contract is terminable at any time by either party with no substantive termination penalty. The Company has the right to decide the point in time and duration it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when, and last for as long as, the Company provides computing power to the mining pool operator; the Company’s performance obligation extends over the contract term given the Company’s continuous provision of hash rate. This period of time corresponds with the period of service for which the mining pool operators determine compensation due the Company. Given cancellation terms of the contracts, the contracts effectively provide the Company with the option to renew for successive contract terms of the same length. The options to renew are not material rights because they are offered at the standalone selling price of computing power. The Company elected the optional exemption under ASC 606-10-50-14(b) to not disclose the transaction price allocated to remaining performance obligations that are part of a contract that has an original expected duration of one year or less.
The provision of computing power to the mining pools pursuant to the respective terms of service is the only performance obligation in the Company’s contract with the mining pool operator, its customer. In exchange for providing computing power, the Company is entitled to noncash consideration in the form of Bitcoin measured under the Full Pay Per Share (“FPPS”) payout approach. Under the FPPS approach, the Company is entitled to a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”) and potentially transaction fees generated from (paid by) blockchain users and distributed (paid out) to individual miners by the mining pool operator. The Company’s fractional share of the block reward and the transaction fees is based on the proportion of computing power the Company contributes to the mining pool as a percentage of either total pool hash rate or total network hash rate, respectively, over the contract term. The Company is entitled to its relative share of consideration even if a block is not successfully placed by the mining pool operator. In other words, the Company receives consideration once after the end of each 24-hour contract period regardless of whether the pool successfully places a block.

The mining pool operator calculates block rewards and transaction fees under the FPPS approach described above and may charge a pool fee for maintenance of the pool that reduces the amount of block rewards to which the Company is entitled. Foundry USA did not claim a fee for any block rewards earned by the Company for the nine months ended September 30, 2022. When the number of bitcoin in the Company’s mining pool account reaches the minimum withdrawal threshold specified by the mining pool operator, the mining pool operator transfers the cryptocurrency consideration in the Company’s mining pool account to the Company’s designated cryptocurrency wallet. Currently, that threshold results in daily transfers.
Fair value of the cryptocurrency consideration is determined using the quoted price on the Company’s primary trading platform for Bitcoin at the beginning of the contract period at the single bitcoin level (one bitcoin). This amount is recognized in revenue over the contract term as hash rate is provided. Changes in the fair value of the noncash consideration due to form of the consideration (changes in the market price of Bitcoin) are not included in the transaction price and hence are not be included in revenue. Changes in fair value of the noncash consideration post-contract inception that are due to reasons other than form of consideration (other than changes in the market value of Bitcoin) are measured based on the guidance on variable consideration, including the constraint on estimates of variable consideration.
Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable, as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved (the “constraint”). Only when significant revenue reversal is concluded probable of not occurring can estimated variable consideration be included in revenue. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint, the estimated variable noncash consideration is constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and number of bitcoin to which the Company is entitled becomes known.
There is no significant financing component in the Company’s contracts with mining pool operators.
Hosting Services
The Company’s one hosting agreement contains a single performance obligation, a promise to transfer a co-location (hosting) service. Consideration for the Company’s services is comprised of a variable monthly infrastructure fee, a variable monthly power fee, and a variable annual payment for the cost for renewable energy credits. These fees are forms of variable consideration because they are based on energy consumption of the customer’s equipment located at the Company’s data center and the quantities change. The Company estimates the amounts of variable consideration to which it expects to be entitled for providing a hosting service and also determines whether and to what extent such estimate is constrained from inclusion in the transaction price (and hence from revenue recognition) at contract inception and subsequent reporting period end dates. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint guidance to the estimated amounts of variable consideration, such estimated fees are constrained from inclusion in revenue until either the end of each month (for the power fee) or annual year (for the REC fee), when the underlying uncertainty (power consumption of the customer’s miners) has been resolved and the amount of fees to which the Company is entitled becomes known. The Company’s one hosting agreement currently has a term of five years, with automatic renewals yearly unless cancelled by either party with 180 days’ notice to the other party. As of September 30, 2022, the Company also has a letter of credit provided by its customer for five million dollars to support any excessive energy use during any one-month period (See Note 15).
The Company funds up to $0.50/MWh per REC over the contract term, which is reflected as a reduction of the annual REC payment made by the customer. The Company accounts for these payments made on behalf of the customer in accordance with ASC 606-10-32-25, Consideration Payable to a Customer.
The infrastructure fees are recognized as services are performed over the contract period.
Data center hosting services are provided for the customer’s high-power computing needs. These services involve the facilitation of RECs to assist the customer in reaching their 100 percent carbon neutral targets as well as access to the Company’s cryptocurrency mining facilities, including rack space, provision of necessary electrical power, ambient cooling, internet connectivity, physical security and access to the Company’s customer portal.
Reimbursable expenses
The Company has determined that it is a principal in its capacity to acquire energy for its data centers. Therefore, when its energy costs are reimbursed by its hosting customers, that revenue is recorded in accordance with ASC 606- 10-55-27.
Lease Accounting
In accordance with ASC 842, Leases (“ASC 842”) the Company determines if a contract is a lease or contains a lease at inception. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.
The Company also elected the short-term lease exception for leases with an initial term of 12 months or less. Consequently, such leases are not recorded on the consolidated balance sheets.
For leases with a term exceeding 12 months, a lease liability is recorded on the Company’s consolidated balance sheets at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding right-of-use (“ROU”) asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate (“IBR”), determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The IBR used in the calculation of the lease liabilities is based on the rate negotiated by and between the members for the member loan executed within a short period of time of the Company’s four subleases. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.
For the Company’s operating leases, fixed lease payments made over the lease term are recorded as lease expense on a straight-line basis. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on Company’s consolidated balance sheets as an accounting policy election. Variable lease payments are expensed as incurred.
Income Taxes
TZRC LLC is a limited liability company that has elected to be taxed as a partnership. Under this election, the members are responsible for reporting and paying tax on their pro rata share of TZRC LLC’s taxable income or loss, along with any available credits, on the member’s tax returns. U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed the Company’s tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.
Recently Issued and Adopted Accounting Pronouncements
The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.
Note 3.   Concentrations
The Company has only mined Bitcoin as of September 30, 2022. Therefore, 100% of the Company’s mining revenue is related to one cryptocurrency. All of the Company’s mining hardware in place as of September 30, 2022 is hardware locked to mine only the Bitcoin algorithm. The Company had one hosting customer as of September 30, 2022. The Company had one mining pool operator as of September 30, 2022. For the nine months ended September 30, 2022, the Company has only mined cryptocurrency in one geographical location, the United States and had one energy supplier, although the Company believes it is not dependent upon that supplier.
Note 4.   Deposits
Deposits as of September 30, 2022 are approximately $25.7 million and consist of approximately a $17.5 million performance assurance deposit under its energy supply agreement and approximately $8.2 million to support the Company’s obligations under its power purchase agreement.

Note 5.   Property and equipment, net
Property and equipment consisted of the following as of September 30, 2022 and December 31, 2021 (in thousands):
	September 30, 2022	December 31, 2021
Miners	$62,210	—
Containers	50,326	—
Furniture and fixtures	11	—
Machinery & equipment	7,972	—
Leasehold improvements(1)	16,179	—
Buildings	1,850	—
Construction in progress	95,065	—
Total cost of property and equipment	233,613	—
Less accumulated depreciation	(2,746)	—
Property and equipment, net	$230,867	$—

(1)
The depreciation life for leasehold improvements is the lesser of the estimated useful life of the addition or the term of the related lease.

During the nine months ended September 30, 2022, the Company recognized a loss of approximately $0.03 million on the disposal of certain equipment with proceeds from the sale of certain equipment of approximately $0.06 million.
Depreciation expense for the nine months and three months ended September 30, 2022 was approximately $2.8 million and $2.7 million, respectively. Depreciation is computed on the straight-line basis for the periods the assets are in service. There were no impairment charges for the nine months or three months ended September 30, 2022.
Note 6.   Accounts Payable and Accrued Expenses
As of September 30, 2022, accounts payable and accrued expenses consisted of amounts owed to the Company’s utility supplier of approximately $5.3 million, approximately $0.8 million to a related party member for expenses paid on behalf of the Company and approximately $1.6 million in operating expenses to third party vendors. Accounts payable and accrued expenses were nil as of December 31, 2021.
Note 7.   Revenue from Contracts with Customers
The Company recognizes revenue when it transfers promised services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services.
Deferred revenue and customer deposits, short-term
As of September 30, 2022, deferred revenue and customer deposits, short-term of approximately $14.4 million consisted of approximately $2.5 million for the monthly infrastructure fee for October 2023 and approximately $11.9 million for the revolving power fee deposit. Deferred revenue and customer deposits, short term was nil as of December 31, 2021.
Deferred revenue, long-term
As of September 30, 2022, deferred revenue, long-term of approximately $8.9 million, consisted of prepaid infrastructure fees from the Company’s hosting service customer. Deferred revenue, long-term was nil as of December 31, 2021.
Note 8.   Leases
At September 30, 2022, the Company had operating lease liabilities and right of use assets for four land leases classified as operating leases, all executed in February 2022, all of which had 10-year terms and all had two successive additional 10-year renewal options. The operating leases pertain to the Company’s four data center hosting operations in Upton, Texas. Renewal options for the ground leases are not reflected in lease terms because they are not reasonably certain to be exercised. Lease payments for all leases are comprised entirely of fixed monthly amounts. At the end of the lease term, the Company is required for all four leases to return the land to the condition it existed prior to the inception of the leases. The Company believes the asset retirement obligation costs to be immaterial.
Rental expense for lease payments related to the Company’s operating leases is recognized on a straight-line basis over the remaining lease term.
The following summarizes quantitative information about the Company’s operating leases (dollars in thousands):

For the Nine Months Ended September 30, 2022
Other information
Operating cash flows from operating leases	$337
Right-of-use assets obtained in exchange for operating lease liabilities	$659
Weighted-average remaining lease term – operating leases (years)	9.1
Weighted-average discount rate – operating leases	15.25%
Lease cost
Operating lease cost	$70
Total lease expense	$70
The following table represents the Company’s future minimum operating lease payments (in thousands):
Future Lease Liability
Twelve Months Ended September 30, 2024	$72
Twelve Months Ended September 30, 2025	74
Twelve Months Ended September 30, 2026	75
Twelve Months Ended September 30, 2027	77
Twelve Months Ended September 30, 2028	79
Remaining	314
Total operating lease liabilities	691
Less: present value discount	(308)
Net operating lease liabilities, short-term and long-term	$383
The Company recognizes lease expense for its operating leases in cost of revenues (exclusive of depreciation and amortization) in the accompanying consolidated statement of operations.
Note 9.   Members’ Equity
During the nine months ended September 30, 2022, the members made cash capital contributions of approximately
$125.8 million and noncash contributions of approximately $21.3 million. Noncash contributions were comprised of both services and equipment. An additional approximately $94.9 million of cash contributions were financed by member loans. A member loan represents an advance made to the Company by one member on behalf of another member for purpose of funding a capital contribution. These loans constitute a debt owed by the non-contributing member to the contributing member. As of December 31, 2021, there were nil in contributions.
Note 10.   Related Party Transactions
Operating leases
The Company entered into four sublease agreements with an affiliate of a member, a related party, in February 2022 for the use of certain parcels of land in Upton, Texas. The ultimate lessor of each of the four leases is not a related party. All subleases have an initial term of ten years with the right to renew for successive two ten year terms. Lease payments are prepaid annually or for the full initial term (See Note 8).
Property management agreement
The Company executed a Property Management Agreement (“PMA”) with a founding member in March 2022. Under this contract, the member agrees to act as operator for the Company, thereby providing various operating and maintenance-related services for the Company for an initial term of ten years, with automatic, successive one year terms. Services to be performed include providing day-to-day management and administration of the Company’s data centers, preparing annual and periodic budgets, performing accounting and reporting duties for related to the Company’s operations, and performing various project management-related activities. In exchange for the provision of services, the operator is entitled to a payment of approximately $0.1 million per month. In addition, the PMA allows pass through costs on behalf of the Company, such as payroll and other incidental costs. Pass through payroll costs for the nine months and three months ended September 30, 2022 were approximately $0.8 million and $0.5 million, respectively, and are included in cost of revenues in the Company’s consolidated statements of operations.

Equipment order agreement
The Company executed an equipment order agreement for approximately $130.9 million with one of its members, a related party, in December 2021 to acquire cryptocurrency mining hardware on a fixed-price basis. Pursuant to this agreement, the Company purchased 18,000 Bitmain Antminer S19j Pro miners, for delivery in three batches, all of which were delivered in the second quarter of 2022. As of September 30, 2022 approximately $62.2 million were in service and as of October 31, 2022 all miners were fully deployed and in service. All payments required under the contract were paid when due.
Power purchase arrangement
The Company selected a related party to be its retail electric provider to provide retail electric service to its data center, with such retail electric service to be supplied either by a wind-powered electric generation facility in McCamey County, Texas that is also owned by a related party or from the ERCOT transmission grid. All payments required under the contract and supporting supplements were paid when due. Total electricity expense recorded for the nine months ended September 30, 2022 was approximately $5.3 million and is included in accounts payable and accrued expense in the Company’s consolidated balance sheets.
Operating expenses and accounts payable
As of September 30, 2022, one of the Company’s members incurred or paid operating or capital expenses on behalf of the Company. The amount in accounts payable on the Company’s consolidated balance sheets was approximately $0.8 million (See Note 6).
Note 11.   Commitments and Contingencies
In the normal course of business, the Company may be subject to proceedings, lawsuits and other claims and assessments. The Company has assessed its exposure for contingent liabilities and believes that any potential liability is not expected to have a material, if any, effect on its financial position, results of operations or cash flows.
Note 12.   Subsequent Events
The Company evaluated all subsequent events that occurred after September 30, 2022 through March 29, 2023, which is the date these consolidated financial statements were available to be issued. Except below, the Company has concluded no other subsequent events have occurred that require disclosure.
Deferred Revenue, long-term
In October 2022, the Company received approximately $8.3 million from its hosting customer related to securing refundable energy credits for future energy consumption.
Change in Member Ownership
On December 6, 2022, one of the founding members sold their 50% interest in the Company to a new member. The new member assumed the PMA and the responsibilities thereunder. All other agreements entered into by the original member were also assumed by the new member.
Hosting fee — Energy usage
In March 2023, the five-million dollar letter of credit associated with the hosting fees and energy usage with our customer was converted to a cash deposit which the Company received in March 2023.

TZRC LLC & Subsidiaries
Consolidated Financial Report
December 31, 202

INDEPENDENT AUDITORS REPORT
To the Members of TZRC, LLC:
Opinion
We have audited the accompanying consolidated balance sheet of TZRC LLC and its subsidiary (“the Company”) as of December 31, 2021, the related consolidated statements of operations, members’ equity and cash flows for the period from November 24, 2021 (inception) through December 31, 2021, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from November 24, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
21925 Field Parkway, Suite 240 Deer Park, IL 60010 Tel: 847·726-8100 Fx: 847·726-6770 www.soldinger.com

In performing an audit in accordance with generally accepted auditing standards, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
/s/ L J Soldinger Associates, LLC
Deer Park, Illinois, United States of America
March 29, 2023

TZRC LLC and Subsidiaries
Consolidated Balance Sheet
(In thousands)
December 31, 2021
ASSETS
Current assets	$—
Total current assets	—
Total assets	$—
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:	$—
Total current liabilities	—
Total liabilities	—
Commitments and contingencies (Note 11)
Members’ equity	—
Total liabilities and members’ equity	$—
See Accompanying Notes to Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Consolidated Statement of Operations
(In thousands)
Period from November 24, 2021 (inception) through December 31, 2021
Total Revenues, Net	$—
Costs and expenses:
Cost of revenues	—
General and administrative	—
Total costs and expenses	—
Total operating income	—
Net income	$—
See Accompanying Notes to Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Consolidated Statement of Changes in Members’ Equity
(In thousands)
Period from November 24, 2021 (inception) through December 31, 2021
Beginning balance	$—
Issuance of Members’ Capital	—
Net income	—
Ending balance – December 31	$—
See Accompanying Notes to Consolidated Financial Statements.

TZRC LLC
Consolidated Statements of Cash Flows
(In thousands)
Period from November 24, 2021 (inception) through December 31, 2021
Operating Activities
Net income	$—
Adjustment to reconcile net income to net cash used in operating activities:
Changes in operating assets and liabilities:
Net cash used in operating activities	—
Investing Activities
Net cash used in investing activities	—
Financing Activities
Net cash provided by financing activities	—
Net change in cash	—
Cash – beginning of period	—
Cash – end of period	$—
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—
Cash paid for taxes	$—
See Accompanying Notes to Consolidated Financial Statements.

TZRC LLC and Subsidiaries
Notes to Consolidated Financial Statements
Note 1. Organization and Operations
Organization
TZRC LLC (the “Company”, “TZRC”) was formed as a joint venture by and between the joint venture members (“members”) on November 24, 2021, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State. The Company did not commence operations or receive any capital funding until March 2022.
The Company’s wholly owned operating subsidiary is TZRC King Mountain LLC, which was incorporated in the state of Delaware on December 7, 2021, and will provide hosting services at the Company’s data center (see below).
Nature of Operations
At formation, the Company entered into a hosting agreement with its first customer. The Company will also provide hosting services on behalf of its third-party customer(s) using miners of varying models, types and manufacturers. The Company will install miners owned by third parties at its data centers and will provide ongoing hosting services, including security (physical and cyber), power, internet connectivity, cooling, ventilation, maintenance and inventory management relating to the operation of those miners.
The Company executed an equipment order agreement for approximately $130.9 million with one of its members, a related party, in December 2021 to acquire cryptocurrency mining hardware on a fixed-price basis. Pursuant to this agreement, the Company subsequently purchased 18,000 Bitmain Antminer S19j Pro miners, for delivery in three batches, all of which were delivered in the second quarter of 2022 (see Note 4), and as of October 31, 2022, all miners were fully deployed and in service.
Once operational, the Company will be an early stage operator of vertically integrated cryptocurrency mining and power facilities and building a vertically integrated mining company that both self-mines and will provide hosting services to customers who do not have access to the same infrastructure for their mining equipment. Accordingly, the Company will engage in developing, constructing, installing, owning, financing, renting and operating one or more modular data centers located on or near renewable power sources for high latency applications including cryptocurrency mining and providing hosting services to entities engaged in high latency applications, including cryptocurrency mining.
The Company will employ a vertically integrated mining strategy whereby it mines bitcoin (“BTC”) for its own account (“self-mining”), and will provide mining hosting services, infrastructure, and related solutions (“hosting”) primarily for large institutional cryptocurrency miners.
The Company will operate its data center in McCamey, Texas.
Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of Presentation and Consolidation
The accompanying audited consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include all of the assets, liabilities, revenues, expenses and cash flows of entities in which the Company has a controlling interest (“subsidiaries”). All significant intercompany accounts and transactions between consolidated companies have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s consolidated financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets and impairment analysis of cryptocurrencies
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Revenue Recognition
The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

TZRC LLC and Subsidiaries
Notes to Consolidated Financial Statements
•
Step 1:   Identify the contract with the customer

•
Step 2:   Identify the performance obligations in the contract

•
Step 3:   Determine the transaction price

•
Step 4:   Allocate the transaction price to the performance obligations in the contract

•
Step 5:   Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The standalone selling price is the price at which the Company would sell a promised service separately to a customer. The relative selling price for each performance obligation is estimated using observable objective evidence if it is available. If observable objective evidence is not available, the Company uses its best estimate of the selling price for the promised service. In instances where the Company does not sell a service separately, establishing a standalone selling price requires significant judgment. The Company estimates the standalone selling price by considering available information, prioritizing observable inputs such as historical sales, internally approved pricing guidelines and objectives, and the underlying cost of delivering the performance obligation. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Management judgment is required when determining the following: when variable consideration is no longer probable of significant reversal (and hence can be included in revenue); whether certain revenue should be presented gross or net of certain related costs; when a promised service transfers to the customer; and the applicable method of measuring progress for services transferred to the customer over time.
The Company elected the optional exemption under ASC 606-10-50-14(b) to not disclose the transaction price allocated to remaining performance obligations that are part of a contract that has an original expected duration of one year or less.
Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model under ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Assets, and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased.
Allowance for credit losses are recorded as a direct reduction from an asset’s amortized cost basis. Credit losses and recoveries are recorded in general and administrative expenses in the consolidated statements of operations. Recoveries of financial assets previously written off are

TZRC LLC and Subsidiaries
Notes to Consolidated Financial Statements
recorded when received. For the period from inception on November 24, 2021 through December 31, 2021, no allowance was necessary and no bad debt expense was recognized.
Fair Value of Financial Instruments
The Company accounts for financial instruments under ASC 820, Fair Value Measurement (“ASC 820”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:
•
Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

•
Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.
Income Taxes
TZRC LLC is a limited liability company that has elected to be taxed as a partnership. Under this election, the members are responsible for reporting and paying tax on their pro rata share of TZRC LLC’s taxable income or loss, along with any available credits, on the member’s tax returns. U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that is more likely than not would be sustained upon examination by the Internal Revenue Service. Management has analyzed the Company’s tax positions and believes there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statement.
Recently Issued and Adopted Accounting Pronouncements
The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.
Note 3. Commitments and Contingencies
In the normal course of business, the Company may be subject to proceedings, lawsuits and other claims and assessments. The Company has assessed its exposure for contingent liabilities and believes that any potential liability is not expected to have a material, if any, effect on its financial position, results of operations or cash flows.
Note 4. Subsequent Events
The Company evaluated all subsequent events that occurred after December 31, 2021 through March 29, 2023, which is the date these consolidated financial statements were available to be issued. Except below, the Company has concluded no other subsequent events have occurred that require disclosure.
Operations and Funding
The Company entered into four sublease agreements with an affiliate of a member, a related party, in February 2022 for the use of certain parcels of land in Upton County, Texas. The ultimate lessor of each of the four leases is not a related party. All subleases have an initial term of ten years with the right to renew for successive two ten year terms. Lease payments are prepaid annually or for the full initial term.
In March 2022, the Company formed a wholly owned subsidiary, TZRC Mining, LLC and in conjunction with the formation, the members adopted a cryptocurrency mining policy and entered into the cryptocurrency mining industry and began work towards mining Bitcoin.

TZRC LLC and Subsidiaries
Notes to Consolidated Financial Statements
The Company selected a related party to be its retail electric provider to provide retail electric service to its data center, with such retail electric service to be supplied either by a wind-powered electric generation facility in McCamey County, Texas that is also owned by a related party or from the ERCOT transmission grid. All payments required under the contract and supporting supplements were paid when due.
In March 2022, the Company began receiving capital contributions from the members and began operations. As of September 30, 2022, the Company had completed its capital calls, and received approximately $220.7 million in capital contributions in the form of cash and a further approximately $21.3 million in assets contributed as capital were received by the Company.

SCHEDULE “T”
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF USBTC
You should read the following discussion and analysis of USBTC’s financial condition and results of operations together with its consolidated financial statements and related notes appearing elsewhere in this Circular as Schedule “R”. Some of the information contained in this discussion and analysis or set forth elsewhere in this Circular, including information with respect to USBTC’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Schedule “I” — Information Relating to USBTC — Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this Circular, USBTC’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. References to digital asset mining and crypto asset mining are interchangeable and are meant to have the same meaning.
Overview of USBTC
USBTC is an industrial-scale operator of Bitcoin mining sites. The company’s strategy is to design, build, and operate sites where there is access to low-cost and sustainable sources of electricity. The company operates four sites across the United States with access to approximately 730 MW of electricity and fully built out rack space.
USBTC has several revenue streams: self-mining, hosting, managed infrastructure operations, and equipment sales. Self-mining refers to all USBTC-owned machines that contribute computing power to mining pools in exchange for Bitcoin. Hosting refers to USBTC operating third party-owned machines at its sites in exchange for a hosting fee. Managed infrastructure operations refers to USBTC operating third-party-owned Bitcoin mining sites in exchange for a property management fee. Equipment sales refers to USBTC selling mining or infrastructure equipment to third-parties.
USBTC owns and operates Alpha Site on leased property in Niagara Falls, New York with access to approximately 50 MW of electricity. USBTC also owns a 50% interest in the King Mountain JV with NextEra. The King Mountain JV owns the Echo Site, a Bitcoin mining site in Upton County, Texas with access to approximately 280 MW of electricity. The Echo Site is co-located behind-the-meter at a wind farm.
USBTC is the site operator for three Bitcoin mining sites through its USMIO subsidiaries. USMIO leads all aspects of site operations, including accounting, curtailment, and customer relations if the site owner is also a hosting provider. The Charlie Site is located in Kearney, Nebraska and has access to approximately 100 MW of electricity. The Delta Site is located in Granbury, Texas and currently has access to approximately 300 MW of electricity. The third site is the Echo Site owned by the King Mountain JV, which has access to approximately 280 MW of electricity. USBTC views its managed infrastructure operations business as a strategic partnership with its clients; the company structures its property management agreements to incentivize the long-term growth and sustainability of its clients’ sites.
Business Updates
Self-Mining
USBTC began self-mining Bitcoin in January 2021. As of March 31, 2023, USBTC operates approximately 26,900 machines for its self-mining business (approximately 2.72 EH/s). For the nine months ended March 31, 2023, USBTC mined approximately 1,600 Bitcoin compared to 993 Bitcoin during the same period in the prior year. Cryptocurrency mining net revenue was approximately $33.4 million and $47.1 million for the nine months ended March 31, 2023 and 2022, respectively. For the fiscal year ended June 30, 2022, USBTC mined approximately 1,636 Bitcoin compared to 95 Bitcoin for the period from December 4, 2020 (inception) through June 30, 2021. Cryptocurrency mining net revenue was approximately $68.2 million for the fiscal year ended June 30, 2022 compared to $4.3 million for the period from December 4, 2020 (inception) through June 30, 2021.
Hosting services
USBTC began hosting in March 2022. As of March 31, 2023, USBTC does not host any machines for customers. Hosting services revenue was $16.5 million for the nine months ended March 31, 2023 compared to $0.1 million during the same period in the prior year. Hosting services revenue was $5.6 million for the fiscal year ended June 30, 2022 compared to $0 for the period from December 4, 2020 (inception) through June 30, 2021.
One of USBTC’s hosting clients defaulted on its contract during the nine months ended March 31, 2023, which resulted in a termination of the contract without an obligation to refund, and USBTC recognized the remaining deferred revenue of $13.1 million with respect to such client.
Equipment sales
USBTC began equipment sales in March 2022. Equipment sales revenue was $3.6 million for the nine months ended March 31, 2023 compared to $0 during the same period last year.

King Mountain JV
On December 6, 2022, one of USBTC’s subsidiaries acquired a 50% membership interest in a joint venture and assumed the King Mountain JV Senior Note. USBTC acquired the 50% membership interest through a competitive auction process in connection with the Chapter 11 bankruptcy filing of Compute North. For additional information on the King Mountain JV Senior Note, see below.
Self-mining revenue, hosting services revenue and cost reimbursement revenues for the King Mountain JV was $8.9 million, $13.3 million and $9.0 million, respectively, for the three months ended March 31, 2023, which represented 100% of the King Mountain JV’s revenue during the period. USBTC has provisionally concluded that the King Mountain JV will be accounted for with the equity method of accounting. USBTC’s 50% portion of monthly distributions from the King Mountain JV will be swept to pay down the King Mountain JV Senior Note. For additional information on the King Mountain JV Senior Note, see below.
King Mountain JV Senior Note
One of USBTC’s subsidiaries assumed the King Mountain JV Senior Note with a provisional fair value estimate of approximately $95.1 million as part of the consideration paid to acquire an equity membership interest in the King Mountain JV on December 6, 2022. The estimated fair value represents a discount of approximately $1.7 million from the carryover basis of the King Mountain JV Senior Note. The discount is being amortized over the term of the King Mountain JV Senior Note into interest expense. The assumed balance includes assumed accrued but unpaid interest of approximately $8.7 million.
The stated interest on the King Mountain JV Senior Note accrues at a rate per annum equal to the lesser of (a) a varying rate per annum equal to the sum of (i) the prime rate as published in The Wall Street Journal, plus (ii) 12.0% per annum, (b) 15.25% per annum and (c) the maximum rate of non-usurious interest permitted by Law. USBTC has the option to defer the interest until maturity of the King Mountain JV Senior Note under a paid-in-kind (“PIK”) payments option. USBTC has elected to apply the PIK payment option. Accordingly, the interest increases the principal amount of the King Mountain JV Senior Note. PIK interest is payable upon maturity in April 2027, unless or until any portion or all of the King Mountain JV Senior is prepaid under the prepayment option discussed below. USBTC is also subject to post-default interest of an additional 2% upon occurrence of an event of default. The higher interest rate applies from the date of non-payment until such amount is paid in full. As of March 31, 2023, the interest rate on the King Mountain JV Senior Note was 15.25%.
USBTC has the option to prepay the King Mountain JV Senior Note in whole or in part without premium or penalty. Any prepayment would be accompanied by all accrued and unpaid interest on the principal amount prepaid. The King Mountain JV Senior Note is secured by a first priority security interest in the USBTC subsidiary’s membership interest in the King Mountain JV.
As of March 31, 2023, approximately $95.7 million in principal and PIK interest was outstanding under the King Mountain JV Senior Note, with payment of principal and PIK interest due upon the first to occur of (a) the date that is five years from origination on April 8, 2022, (b) the date of any event of dissolution of the King Mountain JV and (c) the date of the closing of certain events specified in the King Mountain JV’s governing documents.
Managed Infrastructure Operations
Two USBTC subsidiaries entered into PMAs in November 2022 with an institutional investor focused on renewable energy assets. Two USBTC subsidiaries entered into PMAs in November 2022 with an institutional investor focused on renewable energy assets. USBTC entered into these agreements following a formal request for proposal (RFP)-driven process in connection with the Chapter 11 bankruptcy filing of Compute North, through which the institutional investor became the owner of two digital asset mining sites.
Each of these PMAs has five-year terms whereby each subsidiary charges a monthly fixed fee and also has the ability to pass-through certain additional costs for the operations, management, support, and administrative functions of operating a Bitcoin mining site for a third-party customer. The sites that USMIO manages under these PMAs are the Charlie Site and Delta Site.
On December 6, 2022, one of the USMIO subsidiaries assumed a PMA for a Bitcoin mining site owned by the King Mountain JV, which is the Echo Site. This PMA has a ten-year term, including a charge of a monthly fixed fee in addition to certain pass-through costs for the operations, management, support, and administrative functions of operating a Bitcoin mining site for the King Mountain JV.
Recent Developments and Significant Transactions
Debt
Term Loan
In December 2022, USBTC entered into a $10.0 million term-loan with a third party. The maturity date is December 5, 2027 and the interest rate is 6% per annum. Interest is payable in kind as an addition to, and capitalization on, the outstanding principal. The term-loan is secured by certain assets of USBTC and does not have financial covenants.
In May 2023, USBTC renegotiated its $10.0 million term-loan with the third party. The interest rate was increased to 18% and a mandatory prepayment was added following consummation of the Business Combination.

Restructuring and Financing
NYDIG
On July 27, 2021, USBTC entered into that certain MEFA with Arctos. Pursuant to the MEFA, Arctos advanced the approximately $9.1 million Principal to finance USBTC’s purchase of certain equipment, in exchange for repayment of Initial MEFA Debt, by July 25, 2023. Additionally, USBTC granted Arctos a security interest in certain of its assets, as further described in the MEFA, and pursuant to that certain Security Agreement dated as of July 27, 2021.
On December 27, 2021, USBTC executed that certain First Amendment to Master Equipment Finance Agreement with NYDIG pursuant to which (i) NYDIG replaced Arctos as the “Lender” under the MEFA, being granted full rights of such party under the Credit Agreement, (ii) NYDIG replaced Arctos as “Secured Party” under the Security Agreement, being granted the full rights of such party under the Security Agreement, (iii) NYDIG made additional advances to USBTC and (iv) USBTC granted NYDIG additional security interests in certain of its assets, as further described in the MEFA Amendment.
In connection with a restructuring of its debt obligations with NYDIG, USBTC (and certain of its subsidiaries) entered into the APA. Additionally, USBTC and NYDIG entered into certain other agreements to effectuate the purposes of, and the transactions contemplated by, the APA including (i) a Real Estate Purchase and Sale Agreement dated as of February 3, 2023 pursuant to which USBTC transferred certain real property to NYDIG and (ii) an Assignment and Assumption Agreement dated as of February 3, 2023 pursuant to which NYDIG transferred its rights as “Lender” under the Credit Agreement to USBTC in exchange for the USBTC Assets transferred to NYDIG under the APA.
As of February 3, 2023, USBTC owes no amount of the MEFA Debt to NYDIG and NYDIG holds no remaining security interests in the assets of USBTC such that NYDIG is no longer considered a debt finance partner or secured party of USBTC.
Anchorage
On March 31, 2022 and April 26, 2022, respectively, USBTC entered into those certain Original Loan Agreements with Anchorage. Pursuant to the Original Loan Agreements, Anchorage advanced the $50.0 million Original Principal to USBTC to finance USBTC’s acquisition of certain business equipment. Pursuant to the Original Loan Agreements, USBTC agreed to repay the Original Principal plus interest. Additionally, USBTC granted Anchorage a security interest in certain of its assets, including certain USBTC miners, as further described in the Original Loan Agreements.
In connection with a restructuring of its debt obligations with Anchorage, USBTC (and certain of its subsidiaries) entered into that certain Loan, Guaranty and Security Agreement dated as of February 3, 2023 with Anchorage pursuant to which (i) USBTC transferred certain of its assets USDG, (ii) USDG became the “Borrower” under the Original Loan Agreement, (iii) Anchorage obtained a security interest in certain assets, including 23,500 USBTC miners and the Alpha Site and all its property and assets, of USBTC, USDG, and USDTG and (iv) the Loan Parties agree to repay the Outstanding Loan Amount (as defined below) to Anchorage. Additionally, USBTC, USDG, and USDTG, as applicable, entered into certain other agreements with Anchorage to effectuate the purposes of, and the transactions contemplated by, the Refinanced Loan Agreement including (i) that certain Subscription Agreement by and between USBTC and Anchorage, dated as of February 3, 2023, pursuant to which Anchorage acquired 2,960,000 shares of USBTC common stock, and (ii) that certain Asset Purchase Agreement by and between USBTC and USDG dated as of February 3, 2023 pursuant to which USBTC transferred certain of its assets to USDG pursuant to the Refinanced Loan Agreement. As of February 3, 2023, USBTC (and the Loan Parties) owe, and have agreed to repay, the Outstanding Loan Amount to Anchorage. Pursuant to the Refinanced Loan Agreement, the Outstanding Loan Amount is repaid on a monthly basis through profits (revenue from Bitcoin mined and sold less costs for energy, insurance and repair and maintenance of miners) generated from those certain USBTC miners underlying the security interest, as further specified in the Refinanced Loan Agreement. USBTC sends the profits to Anchorage via wire to pay interest and principal on the loan. USBTC is not required to generate a minimum amount of profit, nor is USBTC required to make a minimum monthly payment if no profit is generated. If profit in any month is not sufficient to generate a payment, interest continues to accumulate and is added to the total amount to be repaid. As stated above, the Refinanced Loan Agreement has a 5-year term, and the principal balance and any additional interest is due as a balloon payment on or before February 2, 2028.
The Refinanced Loan Agreement was amended in April 2023 and only accrues interest on the outstanding principal balance and not on any PIK interest from prior periods.
Investment in Fahrenheit LLC and Celsius Bankruptcy Bid
On April 10, 2023, a USBTC subsidiary invested in Fahrenheit LLC, a joint venture formed for the purposes of bidding on the management rights of NewCo Celsius Network LLC (“Celsius”) in connection with Celsius’ bankruptcy auction. On May 25, 2023, Fahrenheit LLC won the auction and was awarded the right to manage and operate the assets of Celsius in exchange for a management fee of $20.0 million per year as part of a five-year agreement with Celsius, subject to the approval of the bankruptcy court. In addition, USBTC, acting separately through its USMIO business, won the right to enter into one or more operating and services agreements with the restructured company, in exchange for a fee of $15.0 million per year net of certain operating expenses, which is also subject to the approval of the bankruptcy court.
On May 26, 2023, the USBTC subsidiary contributed a portion of the initial $10.0 million cash deposit required in the Fahrenheit LLC bid. Upon obtaining the necessary approvals, Fahrenheit LLC’s bid proposal becomes binding and will be required to contribute an additional

$40.0 million for its bid. All investments are currently held in escrow in connection with the bankruptcy proceeding, and in the instance where the bid is not approved, the USBTC subsidiary is expected to have its invested money returned.
There can be no assurance that the Celsius bids will obtain the necessary approvals and USBTC may never realize any benefits from either the Fahrenheit LLC joint venture or the USMIO contract bid.
The Business Combination
USBTC entered into the Business Combination Agreement on February 6, 2023. Pursuant to the terms of the Business Combination Agreement, and assuming the satisfaction or waiver of various closing conditions, including approval by the USBTC stockholders and the shareholders of Hut 8, USBTC will become a wholly- owned subsidiary of New Hut. For further details, see “The Business Combination Agreement” of this Circular.
The Business Combination will be accounted for under the acquisition method and USBTC will be treated as the acquiror for financial statement reporting purposes. For further details, see “Summary — Accounting Treatment of the Business Combination”.
Trends and Key Factors Affecting USBTC’s Performance
Bitcoin Market Price
USBTC’s business is heavily dependent on the spot price of Bitcoin. The prices of digital assets, particularly Bitcoin, have historically experienced substantial volatility. Changes in the market price of Bitcoin may have little or no correlation to identifiable market forces, and may be subject to rapidly changing investor sentiment. Bitcoin may be valued based on various factors, including its acceptance as a means of exchange by consumers and producers, scarcity, market demand, and media reporting.
Halving
Changes to the quantity of Bitcoin rewarded per block could directly impact USBTC’s operating results. The Bitcoin network is subject to periodic scheduled changes in the quantity of Bitcoin rewarded per block, known as halving. It is anticipated that the current Bitcoin reward will decrease by half in early 2024, according to estimates of the rate of block solution calculated by Bitcoinclock.com. This halving process will repeat until the total amount of Bitcoin rewards issued reaches 21 million and the theoretical supply of new Bitcoin is exhausted, which is expected to occur around 2140. Potential future halving may decrease the amount of Bitcoin rewards that USBTC receives, and there is no guarantee the price of Bitcoin will adjust accordingly.
USBTC aims to mitigate the impacts of halving by maintaining a breakeven profitability floor far below the network average. To do so, it has developed and implemented a curtailment algorithm that maximizes the marginal profitability of its machines. USBTC has also implemented standard operating procedures to maximize the operational efficiency of its sites, such as preventative maintenance and cleaning of equipment. USBTC believes it is positioned to secure energy hedges that further protect its mining economics from the impact of the halving. USBTC believes that these steps can enable it to maintain survivability above its competitors and mitigate the downside risk of decreased rewards.
Network Difficulty
Additional mining machines deployed onto the Bitcoin network increase the network hashrate. Increased network hashrate reduces the time spent mining new blocks. To keep the time interval between new blocks fixed at approximately 10 minutes, the Bitcoin network adjusts its “network difficulty” every 2,016 blocks (or roughly every two weeks) such that more hashes are needed to mine a new block. Difficulty is often denoted as the relative difficulty with respect to the genesis block, which required approximately 2^32 hashes. Changes in network difficulty can adversely affect USBTC’s revenue and margins.
Ability to source additional mining machines
USBTC’s self-mining business is directly impacted by its ability to increase its hashrate and its resulting share of network rewards. USBTC’s ability to increase its hashrate depends on sourcing additional mining machines at cost-effective prices and lead times.
Ability to access power capacity
Increases in network hashrate drive greater demand for additional mining machines. Additional mining machines require additional power capacity that can be difficult to source at cost-effective prices or within locations that are favorable to Bitcoin mining. USBTC aims to leverage its existing relationships within the energy industry to secure low-cost power capacity.
USBTC’s data centers can also act as a consumer of last resort for wind and solar projects. The growing supply of wind and solar facilities in areas like West Texas has created an imbalance where existing transmission infrastructure cannot support the volume of load generation in periods of high production.

Ability to access capital markets
Bitcoin mining is highly capital intensive. USBTC’s ability to continue scaling infrastructure and expand its fleet of miners will depend on its ability to access the capital markets.
Cost of Electricity
Electricity is USBTC’s largest operating expense. USBTC manages its cost of electricity through participation in various demand response programs, power purchase agreements, and curtailment of miners when electricity prices make it unprofitable to mine Bitcoin. In the future, USBTC may consider other arrangements such as power hedges to manage its cost of electricity.
Electricity costs may be adversely affected by macroeconomic or geopolitical events. The invasion of Ukraine by Russia in February 2022 has exerted pressure on the global energy market, particularly Europe’s natural gas supply. Higher LNG import needs in Europe have resulted in worldwide supply tensions and higher short-term prices, negatively impacting Europe’s electricity sector. The conflict has added further pressure to supply chain disruptions and has likely supported rising inflation through higher commodity prices. In the United States, USBTC has observed elevated electricity pricing in recent months possibly due to this conflict, although USBTC has no direct operations in Russia or Ukraine. See “Schedule “I” —  Information Relating to USBTC — Risk Factors” of this Circular.
USBTC’s cost of electricity, net of demand response payments, for the nine-month period ended March 31, 2023 was $24.1 million, and demand response payments were $0.9 million. USBTC’s cost of electricity, net of demand response payments, for the nine-month period ended March 31, 2022 was $12.5 million, and demand response payments were $0.1 million. The increase was primarily attributable to an increase in the number of self-mining and hosted miners operating in USBTC’s fleet and an increase in electricity rates.
USBTC’s cost of electricity, net of demand response payments, for the year ended June 30, 2022 was $23.6 million, and demand response payments were $0.7 million. USBTC’s cost of electricity for the period from December 1, 2020 (inception) through June 30, 2021 was $1.0 million. The increase was primarily attributable to an increase in the number of self-mining and hosted miners operating in USBTC’s fleet.
Cost to Mine a Bitcoin
USBTC’s profitability in self-mining is heavily dependent upon its cost to mine a Bitcoin, calculated as cost of electricity, net of demand response payments, in the period divided by Bitcoin mined in the period. USBTC’s management views the company’s cost to mine a Bitcoin as a key indicator of gross profitability, while also monitoring the price of Bitcoin. USBTC’s cost to mine a Bitcoin for the nine-month period ended March 31, 2023 was approximately $15,000 compared to approximately $12,600 during the same period in the prior year. The increase was primarily attributable to an increase in electricity costs and network difficulty. During the nine months ended March 31, 2023, the price of Bitcoin ranged from approximately $15,800 to approximately $28,500. During the nine months ended March 31, 2022, the price of Bitcoin ranged from approximately $29,800 to approximately $67,500.
USBTC’s cost to mine a Bitcoin for the year ended June 30, 2022 was approximately $14,500 compared to approximately $10,700 during the period from December 4, 2020 (inception) through June 30, 2021. The increase was primarily attributable to an increase in electricity costs and network difficulty. During the year ended June 30, 2022, the price of Bitcoin ranged from approximately $19,000 to approximately $67,500. During the period from December 4, 2020 (inception) through June 30, 2021, the price of Bitcoin ranged from approximately $18,100 to approximately $63,400.
USBTC’s management does not expect a significant impact to this metric as a result of the Business Combination. However, the company has also assessed forward energy pricing from quoted prices in the futures market which suggests a decrease in electricity pricing in the near future relative to the most recent market conditions.
Key Operating and Financial Indicators
In addition to the financial results, USBTC uses the following key operating indicators to evaluate the business, identify trends and make strategic decisions.
The following table presents USBTC’s key operating indicators for the nine-month periods ended March 31, 2023 and 2022 (restated), the fiscal year ended June 30, 2022, and the period from December 4, 2020 (inception) through June 30, 2021. Adjusted EBITDA, included in the below table, is a Non-GAAP measure. For the definition of Adjusted EBITDA and a reconciliation to USBTC’s most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Results of Operations” below.

	Nine Months Ended March 31,		Year Ended June 30,	December 4, 2020 through June 30,
	2023	2022 (restated)(1)	2022	2021
Total miners (EoP)	26,900	15,300	24,725	2,600
Self-mining miners (EoP)	26,900	15,300	20,300	2,600
Hosted miners (EoP)	—	—	4,425	—
Total hash-rate (EoP)	2.72 EH/s	1.45 EH/s	2.29 EH/s	0.12 EH/s
Self-mining hash-rate (EoP)	2.72 EH/s	1.45 EH/s	1.91 EH/s	0.12 EH/s
Hosted hash-rate (EoP)	—	—	0.38 EH/s	—
Network hash-rate (EoP)	328.33 EH/s	194.53EH/s	251.36 EH/s	87.2 EH/s
Difficulty (EoP)	46.84T	28.59T	24.27T	19.93T
Quantity of bitcoin mined for company benefit	1,600 bitcoin	993 bitcoin	1,636 bitcoin	95 bitcoin
Net income (loss)	($63,924)	($6,516)	($31,803)	($9,084)
Adjusted EBITDA	$23,530	$13,735	$7,240	($94)

(1)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022 included elsewhere in this Circular.

Hashrate
USBTC operates mining hardware or “miners” which provide computing power to mining pools, which aggregate this computing power with other miners to attempt to create new blocks in the Bitcoin blockchain. Computing power is measured in “hashrate” or “hashes per second”. A “hash” is a single computation run by a miner to attempt to create a new block in the Bitcoin blockchain.
Creating new blocks in the Bitcoin blockchain is analogous to a lottery system where every hash is equivalent to a dice roll, and successfully creating a new block is equivalent to winning the lottery. The more dice rolls, or hashes per second a miner provides, the greater the probability of success that a miner creates a new block. “Network hashrate” is the combined hashrate of the Bitcoin network; similarly, the greater the share of a pool’s hashrate compared to the rest of the network, the greater the probability of success that a pool creates a new block. Pools that create a new block earn the Bitcoin reward. The pool then distributes USBTC’s pro- rata share of Bitcoin earned to USBTC based on the computing power USBTC contributes.
USBTC’s goal is to increase the hashrate it operates and to deploy, host, and operate miners with profitable hashrate-to-power cost profiles.
Bitcoin mined
USBTC’s management sees total Bitcoin mined as a key metric for its business. Trends in total Bitcoin mined are impacted by USBTC’s ability to deploy additional miners for self-mining, and also by USBTC’s ability to maintain high miner uptime and efficiency. USBTC monitors this metric over monthly and quarterly periods. As of March 31, 2023, USBTC has self-mined approximately 3,331 Bitcoin. Since inception through March 31, 2023, self-mined Bitcoin earned for each month and quarter total is summarized in the table below:
	BTC Earned
Month	2021	2022	2023
January	9.88	163.13	80.19
February	13.68	140.60	104.24
March	14.81	153.23	141.86
Quarterly total	38.37	456.96	326.29
April	13.96	210.86
May	13.65	225.06
June	29.34	207.48
Quarterly total	56.95	643.40
July	46.25	255.18
August	37.43	269.65
September	29.70	240.79
Quarterly total	113.38	765.62

	BTC Earned
Month	2021	2022	2023
October	76.75	230.60
November	165.34	203.12
December	180.64	73.69
Quarterly total	422.73	507.41
Total per year	631.43	2,373.39	326.29
Inception to date total			3,331.39

Net income (loss)
USBTC recorded a net loss of $63.9 million for the nine months ended March 31, 2023 compared with net loss of $6.5 million (restated) during the same period last year. The increase in net loss was primarily driven by the impairment of long-lived assets. Testing performed indicated the estimated fair value of USBTC’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $63.6 million was recognized, decreasing the net carrying value of these assets to their estimated fair value. USBTC did not recognize an impairment charge during the nine months ended March 31, 2022 (restated).
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure. USBTC defines Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, further adjusted by depreciation and amortization embedded in the equity in earnings (losses) from USBTC’s unconsolidated joint venture, the removal of one-time transaction costs, the impairment of long-lived assets and stock-based compensation expense in the period presented. USBTC relies on Adjusted EBITDA to evaluate its business, measure its performance, and make strategic decisions. USBTC’s board and management team use Adjusted EBITDA to assess USBTC’s financial performance because it allows them to compare USBTC’s operating performance on a consistent basis across periods by removing the effects of USBTC’s capital structure (such as varying levels of interest expense and income), asset base (such as depreciation and amortization) and other items (such as one-time costs mentioned above) that impact the comparability of financial results from period to period. USBTC presents Adjusted EBITDA because it believes it provides useful information regarding the factors and trends affecting its business in addition to measures calculated under GAAP. Adjusted EBITDA is not a financial measure presented in accordance with GAAP. USBTC believes that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing its financial performance and results of operations across reporting periods by excluding items it does not believe are indicative of its core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. USBTC’s non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons USBTC’s management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future USBTC may incur expenses that are the same as or similar to some of the adjustments in such presentation. USBTC’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. There can be no assurance that USBTC will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of USBTC’s results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in USBTC’s industry, its definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.
For a reconciliation to USBTC’s most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Results of Operations”.
Critical Accounting Policies and Significant Estimates
USBTC’s management’s discussion and analysis of its financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with GAAP and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the consolidated financial statements, and revenues and expenses during the periods presented. On an ongoing basis, USBTC’s management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the consolidated financial statements in the period in which they are determined to be necessary. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on its consolidated financial statements. Set forth below are the policies and estimates that USBTC has identified as critical to its business operations and understanding its results of operations, based on the high degree of judgment utilized or complexity in their application.
While USBTC’s significant accounting policies are described in more detail in Note 3 to its consolidated financial statements appearing elsewhere in this Circular, USBTC believes the following accounting policies and estimates to be the most critical to fully understand and evaluate this management discussion and analysis:
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Use of estimates

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Digital assets

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Revenue from contracts with customers

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Impairment of long-lived assets

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Investment in equity investees

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Finite-lived intangible assets

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Stock based compensation expense

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of USBTC’s financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, impairment analysis of finite-lived intangibles and digital assets, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.
Digital assets
Digital assets (Bitcoin) are included in current assets in the accompanying USBTC consolidated balance sheets included elsewhere in this Circular.
Digital assets received by USBTC through its mining activities are accounted for in connection with its revenue recognition policy disclosed below.
Digital assets held are accounted for as intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually. In testing for impairment, USBTC has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary.
If USBTC concludes otherwise, it is required to perform a quantitative impairment test.
USBTC also has the option to bypass the qualitative assessment and proceed to directly perform a quantitative impairment test. USBTC measures for impairment on a daily basis, determining the fair value of its digital assets by using the lowest intra-day price as determined by USBTC’s principal market. USBTC recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.
USBTC’s policy is to account for gains or losses on sale of digital assets, in accordance with the first in first out method of accounting. The proceeds from sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows, and any realized gains or losses from such sales are included in operating income (expense) in the consolidated statements of operations.
Revenues from contracts with customers
USBTC recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when USBTC satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Management judgment is required when determining the following: when variable consideration is no longer probable of significant reversal (and hence can be included in revenue); whether certain revenue should be presented gross or net of certain related costs; when a promised service transfers to the customer; and the applicable method of measuring progress for services transferred to the customer over time.
Digital asset mining
USBTC’s business strategy is to convert its Bitcoin into fiat currency to assist in funding or growing its operations. The Company does not have a specific policy to determine when to sell its Bitcoin but USBTC strives to convert its digital asset holdings within 7 to 30 days of the receipt of Bitcoin mined. Fees for converting Bitcoin into fiat currency are immaterial and amount to less than 0.15% of the converted amount of Bitcoin sold, on average.
The majority of USBTC’s revenue is derived from providing computing power to mining pools. USBTC has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power (hashrate) to the mining pools. The contracts are terminable, without conditions or penalties, at any time by either party. USBTC has the right to decide the point in time and duration for which it will provide computing power. As a result, USBTC’s enforceable right to compensation only begins when it provides computing power to the mining pool operator, and exists in any period it provides computing power (hourly or daily period depending on the mining pool operator). The consideration to which USBTC is entitled is noncash (digital assets). USBTC measures the consideration at fair value based on the quoted price of the related digital asset at contract inception, as determined by USBTC’s principal market. At the end of each contract term, USBTC has a renewal right to continue the contract for another term. USBTC has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates.
The provision of computing power to mining pools is an output of USBTC’s ordinary activities and is the only performance obligation in its contracts with the mining pool operators. In exchange for providing computing power, USBTC is entitled to noncash consideration in the form of digital assets, measured under one of two payout methods, depending on the mining pool. The two payment methods used by the mining pools in which USBTC participated are the Full Pay Per Share (“FPPS”) and Pay Per Share Plus (“PPS+”). Both reward systems contain two components, (1) a fractional share of the fixed digital asset award from the mining pool operator (referred to as a “block reward”), and (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator. Block rewards are calculated in the same manner under both FPPS and PPS+. The block reward earned by USBTC is calculated by the mining pool operator based on the proportion of hashrate USBTC contributed to the mining pool to the total network hashrate used in solving the current algorithm over the contract term. USBTC is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. The calculation of the amount of digital assets earned is performed by the mining pool operator every period (either hourly or daily depending on the pool operator). If USBTC chooses for any given period to provide hashrate for only a portion of a contract term, it is still entitled to receive consideration based on its lower proportionate contribution of hashrate.
Transaction fees refer to the total fees paid by users of the network to execute transactions during the contract term. Under FPPS, USBTC is entitled to a pro-rata share of the total network transaction fees during the contract term. The transaction fees paid out by the mining pool operator to USBTC is based on the proportion of hashrate USBTC contributed to the mining pool to the total network hashrate during the contract term. USBTC is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. Under PPS+, transaction fees are success based and hence are only paid if the mining pool receives transaction fees by successfully adding a block to the blockchain during the contract term. USBTC is entitled to a pro-rata share of the transaction fees received by the mining pool. The amount of transaction fees paid out by the mining pool operator to USBTC is based on the proportion of hashrate USBTC contributed to the mining pool to the mining pool’s total hashrate during the contract term.
Because the consideration to which USBTC expects to be entitled for providing computing power is entirely variable (both block rewards and transaction fees), as well as being noncash consideration, USBTC assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved (the “constraint”). Only when significant revenue reversal is concluded probable of not occurring can estimated variable consideration be included in revenue. Based on evaluation of likelihood and magnitude of a reversal in applying the constraint, the estimated variable noncash consideration is fully constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and the amount of digital assets to which USBTC is entitled becomes known.
The consideration to which USBTC is entitled under both payout methods described above is net of any operating fees retained by the mining pool operator, which are not material and are less than 1% of the rewards earned. There is no significant financing component in these transactions.
Hosting services
USBTC began providing hosting services in the third quarter of fiscal year 2022. USBTC’s current hosting contracts are service contracts that contain a single performance obligation. The service USBTC provides includes the provision of mining equipment, energized space, and typically also includes monitoring, active troubleshooting and various maintenance levels for the mining equipment.
Hosting revenue is recognized over time as the customer simultaneously receives and consumes the benefits of the USBTC’s performance. USBTC recognizes hosting revenue to the extent that a significant reversal of such revenue will not occur. All consideration to which USBTC is entitled under its hosting services agreements is cash consideration. Customer contracts can include advance payment terms in the form of monthly prepayments and/or upfront payments at contract inception. Advance payments are recorded as deferred revenue and recognized over time (generally, the month of hosting service to which they relate) as the customer simultaneously receives and consumes the benefits of USBTC’s performance.
USBTC’s hosting contracts contain service level agreement clauses, which guarantee a certain percentage of time the power will be available to its customer. In the rare case that USBTC may incur penalties under these clauses, USBTC recognizes the payment as variable consideration and a reduction of the transaction price and, therefore, of revenue, when not in exchange for a good or service from the customer.
Mining equipment sales
USBTC entered into its first mining equipment sales contract in the first quarter of fiscal year 2023. Mining equipment sales contracts are for a fixed price and do not include a significant financing component. All consideration received is in the form of cash. USBTC recognizes mining equipment revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control to the customer occurs either when products have been picked up by or shipped to USBTC’s customers based on the terms of the contract. Each product is considered distinct from all other promised products in the contract because USBTC does not provide a service of significant integration between each product promised, each product promised does not modify or customize any other product promised under the contract, and the promised products are not highly interrelated or interdependent. Some contracts may also include upfront deposits or require the customer to pay the full sale price up front. Any advance payments are recorded as deferred revenue and recognized as revenue upon the transfer of control of the products to the customer.
Management fees
USBTC began providing property management services in the second quarter of fiscal year 2023. Under PMAs USBTC provides project management services for the customer’s data centers. PMAs contain a single performance obligation comprised of a series of distinct monthly service periods. The contracts have an initial term of five or ten years; certain contracts include renewal options. In exchange for the provision of the services, USBTC is entitled to variable consideration primarily in the form of management fees based on capacity of the customer’s data centers and reimbursement of certain operating costs. For some PMAs, USBTC may also be entitled to a share of additional hosting services business it helps generate for the customer. The variable fees are attributable to the monthly service periods in the contract. Revenue is recognized over time as USBTC performs the service.
Impairment of long-lived assets
USBTC reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset group) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.

If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors USBTC considers that could trigger an impairment include, but are not limited to, the following: significant changes in the manner of USBTC’s use of the acquired assets or the strategy for USBTC’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure assets obsolete. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in income from continuing operations before income taxes in the consolidated statements of operations. An impairment of approximately $63.6 million was recognized in the nine month period ended March 31, 2023, pertaining to USBTC’s single asset group.
Investment in equity investees
USBTC accounts for its investment in the King Mountain JV using the equity method of accounting because USBTC has the ability to exercise significant influence, but not control, over the investee. Significant influence is generally deemed to exist if USBTC has an ownership interest in the voting stock of an investee of between 20 percent and 50 percent, or an ownership interest greater than three to five percent in certain partnerships, unincorporated joint ventures and limited liability companies, although other factors are considered in determining whether the equity method of accounting is appropriate. Under this method, an investment in the unconsolidated investee is generally initially measured and recorded at cost.
USBTC’s investment is subsequently adjusted to recognize its share of net income or losses as they occur. USBTC also adjusts its investment upon receipt of a distribution from an equity investee, which is accounted for as a distribution-in-kind that is measured as of time of receipt. USBTC’s share of the investees’ earnings or losses is recorded, net of taxes, within Equity in earnings of unconsolidated joint venture on USBTC’s unaudited condensed consolidated statements of operations. Additionally, USBTC’s interest in the net assets of its equity method investee is reflected on its unaudited condensed consolidated balance sheet. If, upon USBTC’s acquisition of the investment, there is any difference between the cost of the investment and the amount of the underlying equity in the net assets of the investee, the difference is required to be accounted for as if the investee were a consolidated subsidiary. If the difference is assigned to depreciable or amortizable assets or liabilities, then the difference should be amortized or accreted in connection with the equity earnings based on USBTC’s proportionate share of the investee’s net income or loss. If USBTC is unable to relate the difference to specific accounts of the investee, the difference should be considered goodwill. USBTC recorded its investment in the King Mountain JV based on cost, which, for the King Mountain JV Senior Note and PMA assumed, was measured based on the provisional fair value estimate of that consideration.
USBTC considers whether the fair value of its equity method investment has declined below its carrying value whenever adverse events or changes in circumstances indicate that recorded value may not be recoverable. If USBTC considered any such decline to be other than temporary (based on various factors, including historical financial results, success of the mining operations and the overall health of the investee’s industry), then USBTC would record a write-down to the estimated fair value. No impairment on USBTC’s investment in the King Mountain JV was recorded for the year ended December 31, 2022.
Finite-lived intangible assets
Intangible assets with finite lives are comprised of a PMA related to the King Mountain JV, with a fair value at March 31, 2023 of approximately $5.9 million. Intangible assets are amortized on a straight-line basis over the expected useful life, which is their contractual term or estimated useful life. USBTC performs assessments at least annually to determine whether finite-lived classification is still appropriate. The carrying value of finite-lived assets and their remaining useful lives are also reviewed at least annually to determine if circumstances exist which may indicate a potential impairment or revision to the amortization period. A finite-lived intangible asset is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows to be derived from it. USBTC exercises judgment in selecting the assumptions used in the analysis of estimated future undiscounted cash flows. Impairment is measured by the amount by which the carrying value exceeds fair value. The use of different estimates or assumptions could result in significantly different fair values for USBTC’s reporting units and intangible assets.
Stock-Based Compensation Expense
Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. USBTC estimates the fair value of equity awards using the Black-Scholes option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 3 to USBTC’s audited consolidated financial statements and unaudited interim consolidated financial statements included elsewhere in this Circular for information concerning certain of the specific assumptions USBTC used in applying the Black-Scholes option pricing model to determine the estimated fair value of its stock options granted during the six months ended December 31, 2022 and 2021, the year ended June 30, 2022, and the period from December 4, 2020 (inception) through June 30, 2021.

As of March 31, 2023, there was $1.9 million of total unrecognized compensation expense related to the unvested stock options, which is expected to be recognized as expense over a weighted average period of approximately 1.2 years.
The following section provides information on USBTC’s stock options and restricted stock grants.
Common Stock Valuations
USBTC is required to estimate the fair value of the common stock underlying its equity awards when performing fair value calculations. The fair value of the common stock underlying its equity awards was determined on each grant date by USBTC’s board, taking into account input from management and independent third-party valuation analyses. All options to purchase shares of USBTC’s common stock are intended to be granted with an exercise price per share no less than the fair value per share of its common stock underlying those options on the date of grant, based on the information known to USBTC on the date of grant. In the absence of a public trading market for its common stock, on each grant date USBTC develops an estimate of the fair value of its common stock in order to determine an exercise price for the option grants. USBTC’s determinations of the fair value of its common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.
The board of directors exercises judgment and considers numerous objective and subjective factors to determine the best estimate of the fair value of its common stock including: (i) independent valuations performed at or near the time of grant; (ii) rights, preferences, and privileges of USBTC’s convertible preferred stock relative to those of its common stock; (iii) prices of convertible preferred stock sold by USBTC to third-party investors in arms-length transactions; (iv) USBTC’s actual operating and financial performance at the time of the option grant; (v) likelihood of and time frame associated with achieving a liquidity event, such as an initial public offering or a merger or acquisition of USBTC’s business; (vi) the value of comparable companies with respect to industry, business model, stage of growth, financial risk or other factors; (vii) USBTC’s stage of development and future financial projections; and (viii) the lack of marketability of USBTC’s common stock.
The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of USBTC’s future operations, discounting to the present value with an appropriate risk-adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in USBTC’s valuations.
The various methods for allocating the enterprise value across USBTC’s classes and series of capital stock to determine the fair value of its common stock in accordance with the Practice Aid include the following:
Option Pricing Method, or OPM.   Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.
Probability-Weighted Expected Return Method, or PWERM.   The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each equity class.
In determining the fair value of USBTC’s common stock underlying stock option grants for the nine months ended March 31, 2023, the nine months ended March 31, 2022, the year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021, USBTC estimated the enterprise value of its business using an OPM, the back-solve method, to allocate enterprise value. The back-solve method is a market approach that assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. USBTC believe the OPM was the most appropriate method given the expectation of various potential liquidity outcomes and the difficulty of selecting and supporting appropriate enterprise values given its early stage of development.
Following the completion of this offering, the fair value of USBTC’s common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which its common stock is traded.
Options Granted
The following table sets forth, by month of grant, the number of shares subject to options granted from USBTC’s inception through March 31, 2023, the per share exercise price of the options and the fair value of common stock per share on each grant date:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value per Share on Grant Date
July 2021(1)	1,072,000	$1.11	$1.11
August 2021(1)	338,750	$1.11	$1.11
November 2021	1,284,250	$2.27	$2.27
December 2021	179,500	$2.27	$2.27
March 2022	152,250	$4.34	$4.34
August 2022(1)(2)	724,000	$1.78	$0.01
January 2023	3,920,507	$0.26	$0.26

(1)
The exercise prices for these grants were based upon the fair market value associated with a preliminary 409(A) valuation report provided to the USBTC Board. The subsequent final 409(A) valuation report as of the grant date, received after the grant date, included a lower fair market valuation.

(2)
The August 2022 option grants exercise price was based on a preliminary 409(A) valuation report. The options had a higher exercise price than the subsequently issued final 409(A) valuation report which indicated a fair value of $0.01. The USBTC Board decided not to change the original exercise prices following receipt of the final 409(A) valuation report.

Restricted Stock Granted
The following table sets forth, by grant date, the number of shares of restricted common stock granted from USBTC’s inception through March 31, 2023 and the per share estimated fair value of the restricted stock:
Grant Date	Number of Shares of Restricted Common Stock	Fair Value per Share of Common Stock on Grant Date
December 10, 2020	1,125,000	$1.07
January 31, 2021	5,187,500	$1.07
February 1, 2021	375,000	$1.07
March 17, 2021	8,369,250	$1.13
October 10, 2021	3,339,500	$2.27
September 2, 2022	7,250	$0.01
January 5, 2023	1,048,912	$0.26
Results of Operations
Comparison of Nine Months Ended March 31, 2023 and March 31, 2022 (restated)
The following tables summarize USBTC’s results of operations and Adjusted EBITDA for the nine months ended March 31, 2023 compared to March 31, 2022 (restated):
	Nine Months Ended March 31,
	2023	2022 (restated)(1)
Revenue:
Revenue, net – digital asset mining	$33,389	$47,147
Mining equipment sales	3,635	—
Management fees	4,453	—
Cost reimbursements	3,674	—
Hosting services	16,480	58
Total revenue	61,631	47,205
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)
Services	29,886	13,504
Mining equipment	3,112	—

	Nine Months Ended March 31,
	2023	2022 (restated)(1)
Depreciation and amortization	14,715	5,458
General and administrative	20,704	21,671
Impairment of digital assets	2,835	12,019
Realized gain on sale of digital assets	(3,573)	—
Impairment of long-lived assets	63,574	—
Total costs and expenses	131,253	52,652
Operating loss	(69,622)	(5,447)
Other income (expense):
Interest expense	(22,278)	(3,401)
Equity in earnings of unconsolidated joint venture	2,774	—
Gain on debt extinguishment	23,683	—
Total other income (expense)	4,179	(3,401)
Loss before income tax benefit	(65,443)	(8,848)
Income tax benefit	1,519	2,332
Net loss	$(63,924)	$(6,516)

(1)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022 included elsewhere in this Circular.

Adjusted EBITDA schedule:
	Nine Months Ended March 31,
	2023	2022 (restated)(3)
Net loss	$(63,924)	$(6,516)
Interest	22,278	3,401
Income tax benefit	(1,519)	(2,332)
Depreciation and amortization	14,715	5,458
Share of unconsolidated joint venture depreciation and amortization	7,792	—
One-time costs(1)	—	6,288
Gain on debt extinguishment	(23,683)	—
Impairment of long-lived assets(2)	63,574	—
Stock-based compensation expense	4,297	7,435
Adjusted EBITDA	$23,530	$13,734

(1)
One-time costs represent cash payments of approximately $5.3 million for certain employees and advisors related to their personal income taxes on the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer.

(2)
During the nine-month period ended March 31, 2023, adverse changes in business climate, including decreases in the price of Bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the USBTC’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $63.6 million was recognized, decreasing the net carrying value of USBTC’s assets to their estimated fair value.

(3)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022, included elsewhere in this Circular.

Revenue
Digital asset mining
Revenue during the nine months ended March 31, 2023 decreased by $13.7 million to $33.4 million from $47.1 million during the nine months ended March 31, 2022. Bitcoin mined for the nine-months ended March 31, 2023 increased by 606.53 Bitcoin to 1,599.60 Bitcoin from 993.07 Bitcoin for the nine months ended March 31, 2022. Generally, digital asset mining revenue decreased in the nine months ended March 31, 2023 compared to the same period last year due to a decrease in the average price of Bitcoin mined.
Revenues from digital asset mining are impacted significantly by volatility in Bitcoin prices, as well as increases in the Bitcoin blockchain’s network hashrate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the Bitcoin blockchain, and the difficulty index associated with the secure hashing algorithm employed in solving the blocks. During the nine months ended March 31, 2023, the price of Bitcoin ranged from approximately $15,800 to approximately $28,500. During the nine months ended March 31, 2022, the price of Bitcoin ranged from approximately $29,800 to approximately $67,500.
Mining equipment sales
Mining equipment sales were $3.6 million for the nine months ended March 31, 2023 compared to $0 during the same period last year. USBTC launched its mining equipment sales business in March 2022.
Hosting services
Hosting services revenue was $16.5 million for the nine months ended March 31, 2023 compared to $0.1 million during the same period last year. USBTC launched its hosting services business in March 2022.
One of USBTC’s hosting clients defaulted on its contract during the three months ended September 30, 2022, which resulted in a termination of the contract without an obligation to refund, and USBTC recognized the remaining deferred revenue of $13.1 million with respect to such client.
Management fees and cost reimbursements
Management fees and cost reimbursement revenues were $4.5 million for the nine months ended March 31, 2023 compared to $0 during the same period last year. USBTC launched its managed infrastructure operations business in November 2022. USBTC entered into two property management agreements in November 2022, and one property management agreement in December 2022.
Costs and expenses
Costs of revenues (exclusive of depreciation and amortization)
Included in cost of revenues are energy costs, hosting and network management, labor costs associated with the installation of mining equipment and facility costs. Services costs of revenues for the nine months ended March 31, 2023 increased $16.4 million to $29.9 million from $13.5 million during the nine months ended March 31, 2023. Mining equipment costs of revenue for the nine months ended March 31, 2023 were $3.1 million compared to $0 during the same period last year. The largest component of USBTC’s cost of revenues is energy, which represented 73.0% and 92.6% of its total cost of revenues for the nine months ended March 31, 2023 and 2022, respectively. Generally, cost of revenues increased in the nine months ended March 31, 2023 compared to the same period last year due to additional miners being operated during the current fiscal year.
Depreciation and amortization
Depreciation and amortization expense was $14.7 million and $5.5 million for the nine months ended March 31, 2023 and March 31, 2022, respectively. The purchase of additional miners and other property and equipment during fiscal year 2022 resulted in an increase in the depreciable asset base for the nine months ended March 31, 2023.
General and administrative expenses (exclusive of stock-based compensation)
General and administrative (“G&A”) expenses include, but are not limited to, payroll, legal fees, professional fees related to USBTC’s auditors and other contracted services, security services, repair and maintenance of mining equipment and facilities and insurance premiums. G&A expenses for the nine months ended March 31, 2023 decreased $1.0 million to $20.7 million from $21.7 million during the nine months ended March 31, 2022, excluding stock-based compensation expense as discussed below. Legal fees represented 22.2% and 8.0%, other professional fees including security services represented 16.9% and 9.8%, and repair and maintenance costs represented 4.4% and 8.3% for the nine months ended March 31, 2023 and 2022, respectively. USBTC incurred increased legal and professional fees in the nine month period ending March 31, 2023 primarily related to USBTC entering into two property management agreements in November 2022, the acquisition of the 50% membership interest in the King Mountain JV in December 2022, the restructuring of its debt obligations with NYDIG and Anchorage in February 2023, and fees related to the Business Combination. As USBTC began to ramp up hiring, employee payroll costs also increased. Those costs were $4.8 million and $1.7 million, or 29.0% and 11.8%, for the nine months ended March 31, 2023 and 2022, respectively. One-time costs were $0 and $6.3 million, or 0% and 44.1% for the nine months ended March 31, 2023 and 2022, respectively. One-time costs included $5.3 million in payments to employees and advisors related to personal income taxes for the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer.
Stock-based compensation
Stock-based compensation was $4.3 million and $7.4 million (restated) for the nine months ended March 31, 2023 and 2022, respectively. The expense in both periods primarily related to restricted stock grants and stock grants to certain employees, advisors and consultants. During the nine months ended March 31, 2023, certain stock grants had vesting accelerated.
Impairments of digital assets
Impairments of digital assets was $2.8 million and $12.0 million, or 2.2% and 22.8% of total costs and expenses, for the nine months ended March 31, 2023 and 2022, respectively. Impairment results from declines in the lowest intra-day price of Bitcoin during the period it is held.
Impairment of long-lived assets
Impairment of long-lived assets was $63.6 million and $0 for the nine months ended March 31, 2023 and 2022, respectively. During the nine month period ended March 31, 2023, adverse changes in business climate, including decreases in the price of Bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Testing performed indicated the estimated fair value of the USBTC’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $63.6 million was recognized, decreasing the net carrying value of these assets to their estimated fair value.
Interest expense
Interest expense was $22.3 million and $3.4 million for the nine months ended March 31, 2023 and 2022, respectively. The increase in interest expense is related to the addition of equipment financing loans from NYDIG in July 2021 and December 2021 and Anchorage in March and April 2022, as described in the “Liquidity and Capital Resources” section below.
Equity in losses of unconsolidated joint venture
Equity in earnings of unconsolidated joint venture was $2.8 million and $0 for the nine months ended March 31, 2023 and 2022, respectively. USBTC acquired the 50% membership interest in the King Mountain JV on December 6, 2022.
The year ended June 30, 2022 compared to the period from December 4, 2020 (inception) through June 30, 2021.
The following tables summarize USBTC’s results of operations and Adjusted EBITDA for the year ended June 30, 2022 and the period December 4, 2020 (inception) to June 30, 2021:
	Year Ended June 30, 2022	December 4, 2020 through June 30, 2021
Revenue:
Revenue, net – digital asset mining	$68,164	$4,272
Hosting services	5,566	—
Total revenue	73,730	4,272
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown below)	25,783	1,464
Depreciation and amortization	11,591	391
General and administrative	31,325	12,144
Impairment of digital assets	30,301	1,254
Realized gain on sale of digital assets	(5,455)	—
Total costs and expenses	93,545	15,253
Operating loss	(19,815)	(10,981)
Other expense:
Interest expense	(6,919)	(200)
Total other expense	(6,919)	(200)
Loss before income tax (provision) benefit	(26,734)	(11,181)
Income tax (provision) benefit	(5,069)	2,097
Net loss	$(31,803)	$(9,084)

Adjusted EBITDA schedule:
	Year Ended June 30, 2022	December 4, 2020 through June 30, 2021
Net loss	$(31,803)	$(9,084)
Interest	6,919	200
Income tax provision (benefit)	5,069	(2,097)
Depreciation and amortization	11,591	391
One time costs(1)	6,288	—
Stock-based compensation expense	9,176	10,496
Adjusted EBITDA	$7,240	$(94)

(1)
One-time costs represent cash payments of approximately $5.3 million for certain employees and advisors related to their personal income taxes on the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer.

Revenue
Digital asset mining
Revenue was $68.2 million for the year ended June 30, 2022 compared to $4.3 million during the period from December 4, 2020 (inception) through June 30, 2021 as USBTC began its mining operations in January 2021. Revenues from digital asset mining are impacted significantly by volatility in Bitcoin prices, as well as increases in the Bitcoin blockchain’s network hashrate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the Bitcoin blockchain, and the difficulty index associated with the secure hashing algorithm employed in solving the blocks.
During the year ended June 30, 2022, the price of Bitcoin ranged from approximately $17,800 to approximately $68,600. During the period from December 4, 2020 (inception) through June 30, 2021, the price of Bitcoin ranged from approximately $28,700 to approximately $64,900.
Hosting services
Revenue was $5.6 million for the year ended June 30, 2022 compared to $0 during the period from December 4, 2020 (inception) through June 30, 2021. USBTC launched its hosting services business in March 2022.
Costs and expenses
Costs of revenues (exclusive of depreciation and amortization)
Included in cost of revenues are energy costs, hosting and network management, labor costs associated with the installation of mining equipment and facility costs. Costs of revenues totaled $25.8 million for the year ended June 30, 2022 compared to $1.5 million for the period from December 4, 2020 (inception) through June 30, 2021. The largest component of USBTC’s cost of revenues is energy, which represented 91.8% and 78.7% of its total cost of revenues for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively.
Depreciation and amortization
Depreciation and amortization expense was $11.6 million for the year ended June 30, 2022 and $0.4 million for the period from December 4, 2020 (inception) through June 30, 2021. The purchase of additional miners and other property and equipment resulted in an increase in the depreciable asset base during the year ended June 30, 2022.
General and administrative expenses (exclusive of stock-based compensation)
G&A expenses include, but are not limited to, payroll, legal fees, professional fees related to USBTC’s auditors and other contracted services, security services, repair and maintenance of mining equipment and facilities, one-time payments approved by USBTC’s Board and insurance premiums. During the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, these costs totaled $22.1 million and $1.6 million, respectively, excluding stock-based compensation expense as discussed below. Legal fees represented 6.3% and 53.9%, other professional fees including security services represented 7.9% and 9.8%, and repair and maintenance costs represented 32.8% and 8.9% for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. As USBTC began to ramp up hiring, employee payroll costs also increased. Those costs were $2.7 million and $0.3 million, or 12.4% and 16.2%, for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. One-time costs were $6.3 million and $0, or 28.4% and nil for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30,

2021, respectively. One-time costs included $5.3 million in payments to employees and advisors related to personal income taxes for the issuance of stock grants and a $1.0 million payment made to a government agency associated with the Rescission Offer. Generally, G&A expenses increased in the fiscal year ended June 30, 2022 compared to the period from December 4, 2020 (inception) through June 30, 2021 due to operations running for a full year compared to the approximately six months of operations during the period ending June 30, 2021.
Stock-based compensation
Stock-based compensation was $9.2 million and $10.5 million for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. The expense in both periods primarily related to restricted stock grants and stock grants to certain employees, advisors and consultants.
Impairments of digital assets
Impairments of digital assets was $30.3 million and $1.3 million, or 32.4% and 8.2% of total costs and expenses, for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. Impairment results from declines in the market value of Bitcoin during the period it is held.
Interest Expense
Interest expense was $6.9 million and $0.2 million for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. The increase in interest expense is related to the addition of equipment financing loans from NYDIG in July 2021 and December 2021 and Anchorage in March and April 2022, as described in the “Liquidity and Capital Resources” section below.
Income Tax
For the nine months ended March 31, 2023, USBTC recognized income tax benefit of $1.5 million. USBTC’s effective income tax rate was (2.3%) for the nine months ended March 31, 2023. The difference between the effective tax rate and the expected statutory rate was a result of stock compensation shortfalls and the related change to the valuation allowance.
USBTC’s effective tax rate for the fiscal year ended June 30, 2022 was (18.6%), which differs from the U.S. Federal income tax rate of 21.0% primarily due to a change in valuation allowance and adjustments to tax accounts.
Net Operating Loss Carryforwards
As of June 30, 2022, USBTC had federal and state net operating loss carryforwards of approximately $105.6 million and $31.0 million, respectively. The federal net operating losses can be carried forward indefinitely and the state net operating loss expires in tax year 2040.
Liquidity and Capital Resources
USBTC’s earnings, cash flows and ability to meet any debt obligations will depend on the cash flows resulting from its operations. USBTC’s cash needs historically were primarily for growth through acquisitions and working capital to support equipment financing and the purchase of additional miners. Cash needs for operations have historically been financed with cash generated from operations, sales of USBTC’s mined Bitcoin or financings. Although USBTC’s strategy is primarily to hold Bitcoin on its balance sheet, it will from time to time sell Bitcoin it mines through Coinbase or other exchanges for fiat currency based on its internal cash management policy. USBTC intends to hold enough fiat currency or hedge enough of its Bitcoin exposure to fund its projected near-term fiat currency expenses, including liabilities, operating expenses, and capital expenditures.
Cash Flows
USBTC has incurred net losses since its inception but does not anticipate it will continue to incur net losses for the foreseeable future. As of March 31, 2023 and 2022, USBTC had cash and cash equivalents of approximately $8.7 million and $39.4 million, respectively. The following table summarizes USBTC’s cash flows for the periods indicated:
	Nine Months Ended March 31,
	2023	2022 (restated)(1)
Net cash provided by (used in):
Cash flows used in operating activities	$(25,336)	$(18,436)
Cash flows provided by (used in) investing activities	9,145	(112,098)
Cash flows provided by financing activities	3,794	163,245
Net change in cash	$(12,397)	$32,711

(1)
The unaudited interim consolidated financial statements ended March 31, 2022 were restated to correct for the following: (i) Stock-based Compensation and (ii) income tax adjustments. For further details, see Note 2 of USBTC’s unaudited interim consolidated financial statements for the nine months ended March 31, 2023 and 2022 included elsewhere in this Circular.

Operating Activities
Net cash used in operating activities was approximately ($25.3) million and ($18.4) million for the nine months ended March 31, 2023 and 2022, respectively.
Net cash used in operating activities for the nine months ended March 31, 2023 of ($25.3) million resulted from a net loss and related adjustments of ($21.1) million and changes in working capital of ($4.2) million. Net cash used in operating activities of ($18.4) million for nine months ended March 31, 2022 resulted from a net loss and related adjustments of ($30.5) million and changes in working capital of $12.1 million.
Investing Activities
Net cash provided by (used in) investing activities was approximately $9.1 million and ($112.1) million for the nine months ended March 31, 2023 and, 2022, respectively. Cash provided was primarily due to proceeds from sale of Bitcoin of $34 million and nil for the nine months ended March 31, 2023 and 2022, respectively. These inflows were offset by a $10.0 million payment related to the acquisition of the King Mountain JV and deposits made for the purchases of mining equipment and property and equipment. Those deposits were $11.9 million and $83.4 million for the nine months ended March 31, 2023 and 2022, respectively. In addition, USBTC spent approximately $3.1 million and $28.7 million in property and equipment for the nine months ended March 31, 2023 and 2022, respectively. As the mining equipment is received and put into service, the amounts reflected as deposits are transferred to property and equipment and depreciation commences.
Financing Activities
Net cash provided by financing activities was approximately $3.8 million and $163.2 million for the nine months ended March 31, 2023 and 2022, respectively. Cash increases were primarily due to net proceeds from notes payable and the sale of securities. Net proceeds from notes payable were $3.8 million and $90.1 million for the nine months ended March 31, 2023 and 2022, respectively. Net proceeds from the sale of securities were $0 and $73.2 million for the nine months ended March 31, 2023 and 2022, respectively.
The following table summarizes USBTC’s cash flows for the periods indicated:
	Year Ended June 30, 2022 (restated)(1)	December 4, 2020 through June 30, 2021
Net cash provided by (used in):
Cash flows provided by (used in) operating activities	$(42,915)	$(5,293)
Cash flows used in investing activities	(134,365)	(27,395)
Cash flows provided by financing activities	191,629	39,406
Net change in cash	$14,349	$6,718

(1)
USBTC updated its previously reported Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2022, to correct the classification of the proceeds from sale of cryptocurrency. For further details, see Note 2 of USBTC’s audited consolidated financial statements for the year ended June 30, 2022 included elsewhere in this Circular.

Operating Activities
Net cash used in operating activities was ($42.9) million (restated) and ($5.3) million for the year ended June 30, 2022 and the period from December 4, 2020 (inception) through June 30, 2021, respectively.
Net cash used in operating activities for the year ended June 30, 2022 resulted from a net loss and related adjustments of ($16.5) million offset by changes in working capital of $5.4 million. Net cash used in operating activities of ($5.3) million for the period from December 4, 2020 (inception) through June 30, 2021 resulted from a net loss and related adjustments of ($3.2) million combined with changes in working capital of ($2.1) million.
Investing Activities
Net cash used in investing activities was $134.4 million (restated) for the year ended June 30, 2022 and $27.4 million for the period from December 4, 2020 (inception) through June 30, 2021, respectively. Cash used was primarily due to deposits made for the purchases of mining equipment and property and equipment. Those deposits were $141.4 million for the year ended June 30, 2022 and $27.4 million for the period from December 4, 2020 (inception) through June 30, 2021, respectively. In addition, USBTC spent approximately $37.3 million in property and equipment for the year ended June 30, 2022. As the mining equipment is received and put into service, the amounts reflected as deposits are transferred to property and equipment and depreciation commences. Cash used in investing activities was offset by $44.4 million in proceeds from sale of Bitcoin for the year ended June 30, 2022, and nil for the period from December 4, 2020 (inception) through June 30, 2021, respectively.
Financing Activities
Net cash provided by financing activities was $191.6 million for the year ended June 30, 2022 and $39.4 million for the period from December 4, 2020 (inception) through June 30, 2021. Cash increases in both periods were primarily due to proceeds from the sale of securities and proceeds from notes payable. Net proceeds from the sale of securities were $73.8 million and $35.3 million for the year ended June 30, 2022 and for the period from December 4, 2020 (inception) through June 30, 2021, respectively. During the year ended June 30, 2022, the net increase in notes payable activity (including notes payable — related parties) was $121.4 million, reflecting proceeds from the USBTC’s debt agreements described below and other equipment financing loans, offset by the repayments of other notes payable, debt issuance costs paid and notes payable to related parties. For the period from December 4, 2020 (inception) through June 30, 2021, the net increase in notes payable activity (including notes payable — related parties) was $4.1 million, reflecting proceeds from noteholders and related party noteholders, offset by repayments to note holders.
NYDIG
On July 27, 2021, USBTC entered into the MEFA with Arctos. Pursuant to the MEFA, Arctos advanced approximately $9.1 million to finance USBTC’s purchase of certain equipment, in exchange for repayment of the Principal, in addition to interest by July 25, 2023. Additionally, USBTC granted Arctos a security interest in certain of its assets, as further described in the MEFA.
On December 27, 2021, USBTC executed the MEFA Amendment with NYDIG pursuant to which (i) NYDIG replaced Arctos as the “Lender” under the MEFA, being granted full rights of such party under the Credit Agreement, (ii) NYDIG replaced Arctos as “Secured Party” under the Security Agreement, being granted the full rights of such party under the Security Agreement, (iii) NYDIG made additional advances to USBTC and (iv) USBTC granted NYDIG additional security interests in certain of its assets, as further described in the MEFA Amendment.
In connection with a restructuring of its debt obligations with NYDIG, USBTC (and certain of its subsidiaries) entered into that certain Asset Purchase Agreement dated as of February 3, 2023 with NYDIG (and certain of its subsidiaries or other affiliates) pursuant to which USBTC transferred the USBTC Assets to NYDIG in full satisfaction of the MEFA Debt owed under the Credit Agreement and release of the security interests granted pursuant to the Security Agreement. Additionally, USBTC and NYDIG entered into certain other agreements to effectuate the purposes of, and the transactions contemplated by, the APA including (i) a Real Estate Purchase and Sale Agreement dated as of February 3, 2023 pursuant to which USBTC transferred certain real property to NYDIG and (ii) an Assignment and Assumption Agreement dated as of February 3, 2023 pursuant to which NYDIG transferred its rights as “Lender” under the Credit Agreement to USBTC in exchange for the Assets transferred to NYDIG under the APA.
As of February 3, 2023, USBTC owes no amount of the MEFA Debt to NYDIG and NYDIG holds no remaining security interests in the assets of USBTC such that NYDIG is no longer considered a debt finance partner or secured party of USBTC.
Anchorage
On March 31, 2022 and April 26, 2022, respectively, USBTC entered into those certain Equipment Loan and Security Agreements with Anchorage. Pursuant to the Original Loan Agreements, Anchorage advanced $50.0 million to USBTC to finance USBTC’s acquisition of certain business equipment. Pursuant to the Original Loan Agreements, USBTC agreed to repay the Original Principal plus interest. Additionally, USBTC granted Anchorage a security interest in certain of its assets, as further described in the Original Loan Agreements.
In connection with a restructuring of its debt obligations with Anchorage, USBTC (and certain of its subsidiaries) entered into that certain Loan, Guaranty and Security Agreement dated as of February 3, 2023 with Anchorage pursuant to which (i) USBTC transferred certain of its assets USDG, (ii) USDG became the “Borrower” under the Original Loan Agreement, (iii) Anchorage obtained a security interest in certain assets, including 23,500 USBTC miners and the Alpha Site and all its property and assets, of USBTC, USDG, and USDTG and (iv) the Loan Parties agree to repay the Outstanding Loan Amount (as defined below) to Anchorage. Additionally, USBTC, USDG, and USDTG, as applicable, entered into certain other agreements with Anchorage to effectuate the purposes of, and the transactions contemplated by, the Refinanced Loan Agreement including (i) that certain Subscription Agreement by and between USBTC and Anchorage, dated as of February 3, 2023, pursuant to which Anchorage acquired 2,960,000 shares of USBTC common stock, and (ii) that certain Asset Purchase Agreement by and between USBTC and USDG dated as of February 3, 2023 pursuant to which USBTC transferred certain of its assets to USDG pursuant to the Refinanced Loan Agreement. As of February 3, 2023, USBTC (and the Loan Parties) owe, and have agreed to repay, the Outstanding Loan Amount to Anchorage. Pursuant to the Refinanced Loan Agreement, the Outstanding Loan Amount is repaid on a monthly basis through profits (revenue from Bitcoin mined and sold less costs for energy or hosting, insurance, taxes, and repair and maintenance of miners) generated from those certain USBTC miners underlying the security interest, as further specified in the Refinanced Loan Agreement. USBTC sends the profits to Anchorage via wire to pay interest and principal on the loan. USBTC is not required to generate a minimum amount of profit, nor is USBTC required to make a minimum monthly payment if no profit is generated. If profit in any month is not sufficient to generate a payment, interest continues to accumulate and is added to the total amount to be repaid. As stated above, the Refinanced Loan Agreement has a 5-year term, and the principal balance and any additional interest is due as a balloon payment on or before February 2, 2028. In April 2023, the Refinanced Loan Agreement was amended so interest only accrues on the outstanding principal balance, and not on any PIK interest from prior periods.
King Mountain JV Senior Note
One of USBTC’s subsidiaries assumed the King Mountain JV Senior Note with a provisional fair value estimate of approximately $95.1 million as part of the consideration paid to acquire an equity membership interest in the King Mountain JV on December 6, 2022. The estimated fair value represents a discount of approximately $1.7 million from the carryover basis of the King Mountain JV Senior Note. The discount is being amortized over the term of the King Mountain JV Senior Note into interest expense. The assumed balance includes assumed accrued but unpaid interest of approximately $8.7 million.
The stated interest on the King Mountain JV Senior Note accrues at a rate per annum equal to the lesser of (a) a varying rate per annum equal to the sum of (i) the prime rate as published in The Wall Street Journal, plus (ii) 12.0% per annum, (b) 15.25% per annum and (c) the maximum rate of non-usurious interest permitted by Law. USBTC has the option to defer the interest until maturity of the note under a PIK payments option. USBTC has elected to apply the PIK payment option. Accordingly, the interest increases the principal amount of the secured promissory note. PIK interest is payable upon maturity of the note in April 2027, unless or until any portion or all of the promissory note is prepaid under the prepayment option, see discussion below. USBTC is also subject to post-default interest of an additional 2% upon occurrence of an event of default. The higher interest rate applies from the date of non-payment until such amount is paid in full. As of March 31, 2023, the interest rate on the King Mountain JV Senior Note was 15.25%.
USBTC has the option to prepay the King Mountain JV Senior Note in whole or in part without premium or penalty. Any prepayment would be accompanied by all accrued and unpaid interest on the principal amount prepaid. The promissory note is secured by a first priority security interest in the USBTC subsidiary’s membership interest in TZRC.
As of March 31, 2023, approximately $95.7 million in principal and PIK interest was outstanding under the King Mountain JV Senior Note assumed on December 6, 2022, with payment of principal and PIK interest due upon the first to occur of (a) the date that is five years from origination on April 8, 2022, (b) the date of any event of dissolution of the King Mountain JV and (c) the date of the closing of certain events specified in the King Mountain JV’s governing documents.
Equipment Purchase Transactions
In November 2020, USBTC entered into agreements for the purchase of 1,000 M31S miners for a total cost of approximately $1.9 million, which amount was paid in full at the time of the order. The miners were received and put into service in January 2021 in its Alpha Facility.
In February 2021, USBTC entered into an agreement to purchase 1,500 A1246 miners for a total cost of approximately $5.4 million which was paid in full prior to March 31, 2021. The miners were received in April 2021 and May 2021 and put into service in May 2021 in its Alpha Facility.
In February 2021, USBTC entered into an agreement to purchase 2,500 1166 Pro miners for a total cost of approximately $7.2 million. These miners have been paid in full and delivery of the miners occurred in October and November 2021. These miners were placed in service in November and December 2021 in its Alpha Facility.
In February 2021, USBTC entered into an agreement to purchase 8,630 S19j miners for a total cost of approximately $19.6 million which was fully paid by December 31, 2021. The initial tranche of 4,927 miners were received in September 2021 and put into service in October 2021 in its Alpha Facility. The remaining miners were received and placed in service in November and December 2021 in its Alpha Facility. As part of the restructuring with NYDIG described above, USBTC exchanged all delivered miners related to this agreement.
In July 2021, USBTC entered into an agreement to purchase 10,000 M30S miners for a total cost of approximately $32.8 million which was fully paid by March 31, 2022. All miners were received prior to March 31, 2022 and placed in service in March and April 2022 in its prior Bravo Facility. As part of the restructuring with NYDIG described above, USBTC exchanged approximately 9,000 delivered miners related to this agreement.
In September 2021, USBTC entered into an agreement to purchase 18,000 M30S miners for a total cost of approximately $57.4 million. As of December 31, 2022, total deposits made under the agreement were approximately $42.4 million. USBTC has received approximately 8,000 miners through the date of this Circular. As part of the restructuring with NYDIG described above, USBTC exchanged all delivered miners and the remaining deposits related to this agreement.
In March 2022, USBTC entered into an agreement to purchase 30,000 M30S, M30S+ and M30S++ miners for a total cost of approximately $126.0 million. USBTC later upgraded certain machines to the newer generation and higher efficiency M50, M50S, and M50S+ miners, which decreased the total quantity to be delivered. As of March 31, 2023, total deposits were approximately $66.2 million. USBTC has received and put into service approximately 24,800 miners through the date of this Circular, representing the totality of the order.

Legal Proceedings
See “Schedule “I” — Information Relating to USBTC” for more information.
Recently Issued and Adopted Accounting Pronouncements
A description of recently issued and adopted accounting pronouncements that may potentially impact USBTC’s financial position and results of operations is disclosed in Note 3 to its consolidated financial statements included elsewhere in this Circular and is incorporated herein by reference.
Off-Balance Sheet Arrangements
USBTC does not have any off-balance sheet arrangements.

SCHEDULE “U”
GLOSSARY OF DEFINED TERMS
“Acceptable Confidentiality Agreement” means a customary confidentiality and standstill agreement containing terms (a) that are no less favourable in any material respect to Hut 8 than those contained in the Confidentiality Agreement; (b) that does not permit the counterparty to acquire any securities of Hut 8 or any of its Subsidiaries; (c) that contains customary standstill provisions that only permit the counterparty to make an Acquisition Proposal or related communications confidentially to the Board; (d) the use of confidential information thereunder shall be restricted to consideration of a negotiated transaction; and (e) is entered into in accordance with the “Responding to Acquisition Proposals” section of the Business Combination Agreement.
“Acquisition Proposal” means, other than the transactions contemplated by the Business Combination Agreement, any written or oral offer, proposal, expression of interest or inquiry from any Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons (other than USBTC or any of its Affiliates) made after the date of the Business Combination Agreement relating to:
a)
any direct or indirect acquisition or sale (or any lease, long-term license, long-term supply agreement, joint venture or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of: (i) assets of Hut 8 and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Hut 8 and its Subsidiaries, taken as a whole, or that contribute 20% or more of the consolidated revenue or net income of Hut 8 and its Subsidiaries, taken as a whole; or (ii) 20% or more of any class of voting, equity or other securities (or rights thereto) (and including securities convertible into or exercisable or exchangeable for voting, equity or other securities) of Hut 8 or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% of the consolidated assets of Hut 8 and its Subsidiaries, taken as a whole, or that contribute 20% or more of the consolidated revenue or net income of Hut 8 and its Subsidiaries, taken as a whole (in each case of (i) and (ii), determined based upon the most recently publicly available consolidated financial statements of Hut 8);

b)
any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group (as such term is used in Section 13(d)(3) of the U.S. Exchange Act) of Persons acquiring beneficial ownership of 20% or more of any class of voting, equity or other securities of Hut 8 (and including securities convertible into or exercisable or exchangeable for voting, equity or other securities) or any of its Subsidiaries;

c)
any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving Hut 8 or any one or more of its Subsidiaries;

d)
any other similar transaction or series of transactions involving Hut 8 or any of its Subsidiaries;

e)
public announcement of or of an intention to do any of the foregoing; or

f)
modification or proposed modification of any such proposal, inquiry or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination, sale of assets, sale of securities, treasury issuance of securities, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving Hut 8 or any of its Subsidiaries;

and in each case excluding the Business Combination and the other transactions contemplated by the Business Combination Agreement.
“Action” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, arbitration or other similar civil, criminal or regulatory proceeding, in law or in equity brought by or before a Governmental Entity.
“Additional MEFA Debt” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“Adjusted EBITDA” has the meaning ascribed thereto under “Summary — Non-GAAP Financial Measure” of this Circular.
“Adjusted Hut 8 DSU” means a Hut 8 DSU, as adjusted pursuant to the Arrangement.
“Adjusted Hut 8 RSU” means a Hut 8 RSU, as adjusted pursuant to the Arrangement.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person; as used in this clause, where “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Alliance Advisors” means the proxy solicitation agent engaged by Hut 8 with respect to retail Hut 8 Shareholders.

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” of this Circular.
“Alpha Site” has the meaning ascribed thereto under “Summary — The Parties to the Business Combination Agreement — USBTC” of this Circular.
“Alternative Transaction” means, collectively: any offer or proposal or indication of interest in any purchase of an equity interest in USBTC, New Hut or any of their respective Subsidiaries or a merger, consolidation, share exchange or other business combination involving USBTC, New Hut or any of their respective Subsidiaries or any equity interest therein, or any purchase of a substantial portion of the assets of USBTC, New Hut and their respective Subsidiaries, taken as a whole.
“Amalgamation” means the amalgamation of Hut 8 and Hut 8 Holdings Inc. contemplated by the plan of Arrangement.
“Amended New Hut Organizational Documents” means the revised Organizational Documents of New Hut, providing for an increase in the authorized share capital of New Hut and such other matters as may be agreed among the Parties, acting reasonably.
“Anchorage” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“APA” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“ARC” has the meaning ascribed thereto under “Summary — Regulatory Matters” of this Circular.
“Arctos” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“Arrangement” means the arrangement of Hut 8 pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement.
“Arrangement Effective Time” means the time on the Effective Date that the Arrangement Filings are filed with the Registrar, or such other time on the Effective Date as the Parties agree in writing on or before the Effective Date, provided that the Arrangement Effective Time shall in all circumstances occur prior to the Merger Effective Time.
“Arrangement Filings” means the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order.
“Arrangement Resolution” means the special resolution approving the Arrangement. The full text of the Arrangement Resolution is set forth in “Schedule “C” — Arrangement Resolution” of this Circular.
“Articles of Merger” means the articles of merger to be filed with the Nevada Secretary of State with respect to the Merger, which shall be in such form as is required by, and executed in accordance with, the relevant provisions of the NRS and mutually agreed by the Parties (each acting reasonably).
“Autonomous Entity Adjustments” has the meaning ascribed thereto under “Unaudited Pro Forma Combined Financial Statements — Basis of Presentation” of this Circular.
“ASC 805” has the meaning ascribed thereto under “Summary — Accounting Treatment of the Business Combination” of this Circular.
“Awards” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“BCBCA” means the Business Corporations Act (British Columbia).
“Bennett Jones” means Bennett Jones LLP, Canadian legal counsel to Hut 8.
“BitGo” has the meaning ascribed thereto under “Schedule “H” — Information Relating to Hut 8 — Business Overview — Custody Policy” of this Circular.
“BitGo Agreement” has the meaning ascribed thereto under “Schedule “H” — Information Relating to Hut 8 — Business Overview — Custody Policy” of this Circular.
“Board” means the board of directors of Hut 8.
“Board Recommendation” means collectively: (i) a copy of the Hut 8 Fairness Opinions; (ii) a statement that the Board has received the Hut 8 Fairness Opinions; (iii) a statement that the Board has unanimously, after consultation with its legal and financial advisors, determined (a) that the Business Combination Agreement is fair to the Hut 8 Shareholders; (b) that the Business Combination Agreement is in the best interests of Hut 8; and (c) Board unanimously recommends that the Hut 8 Shareholders vote in favour of the Hut 8 Resolutions.

“Breaching Party” means the Party who the Terminating Party serves with the Termination Notice, and asserts has breached the covenants, representations and warranties or other matters of the Business Combination Agreement.
“Bridge Loan Agreement” means a bridge loan agreement to be entered into between Hut 8 and USBTC, on terms and conditions satisfactory to Hut 8 and USBTC, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.
“BSA” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Business Combination” means, collectively, the Merger together with the Arrangement.
“Business Combination Agreement” means the business combination agreement by and among Hut 8, USBTC and New Hut dated February 6, 2023, as the same may be amended from time to time.
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Vancouver, British Columbia, Toronto, Ontario or New York, New York are required by Law to be closed for business.
“Canada-US Tax Treaty” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Dissenting Non-Resident Holders” of this Circular.
“CCPC” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Additional Refundable Tax on Aggregate Investment Income” of this Circular.
“CEO” means Chief Executive Officer.
“CFO” means Chief Financial Officer.
“Charlie Site” has the meaning ascribed thereto under “Summary — The Parties to the Business Combination Agreement — USBTC” of this Circular.
“China Ban” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Circular” means this management information circular.
“Closing” means the date the consummation of the Business Combination shall occur.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Coinbase” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Custody Policy” of this Circular.
“Coinbase Agreement” has the meaning ascribed thereto under “Schedule “H” — Recent Developments” of this Circular.
“Coinbase Custody” has the meaning ascribed thereto under “Schedule “H” — Recent Developments” of this Circular.
“Commission” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Commissioner” has the meaning ascribed thereto under “Summary — Regulatory Matters” of this Circular.
“Company A” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“Company B” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“Company C” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“Company D” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“Company E” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“Company Employees” has the meaning ascribed thereto under “The Business Combination Agreement — Employee Matters” of this Circular.
“Company F” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.

“Competition Act” has the meaning ascribed thereto under “Summary — Regulatory Matters” of this Circular.
“Competition Act Approval” means one of the following shall have occurred with respect to the transactions contemplated by the Business Combination Agreement: (a) an ARC shall have been issued by the Commissioner of Competition appointed under the Competition Act, or (b) the Commissioner of Competition shall have issued a letter stating it does not intend to make an application under section 92 of the Competition Act and the applicable waiting period under section 123 of the Competition Act has expired or been waived or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act.
“Compute North” means Compute North LLC.
“Computershare” means Computershare Investor Services Inc.
“Contract” means any contract, agreement, license, franchise, lease, mortgage, bond, instrument, hedge, undertaking, arrangement or other right or obligation to which such Party or any of its Subsidiaries is a party or is bound or to which any of their respective properties or assets are subject.
“Court” means the Supreme Court of British Columbia.
“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any evolutions, mutations or variations thereof or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.
“COVID-19 Measures” means in relation to a Party, any quarantine, “shelter in place”, “stay at home”, workforce reduction, social or physical distancing, shut down, closure, sequester or any other applicable Law or guidelines or recommendations issued by a Governmental Entity in connection with COVID-19.
“CRA” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” of this Circular.
“Credit Agreement” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“CSIS” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC  — Non-Employee Directors” of this Circular.
“CFTC” has the meaning ascribed thereto under “Schedule “H” — Information Relating to Hut 8 — Risk Factors” of this Circular.
“Custody Applications” has the meaning ascribed thereto under “Schedule “H” — Information Relating to Hut 8 — Business Overview — Custody Policy” of this Circular.
“Deferred Stock Units” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“Delta Site” has the meaning ascribed thereto under “Summary — The Parties to the Business Combination Agreement — USBTC” of this Circular.
“Depositary” means Computershare Investor Services Inc. or such other trust company, bank or financial institution agreed to in writing between Hut 8 and USBTC.
“DGCL” means the Delaware General Corporations Law.
“Dissent Rights” has the meaning ascribed thereto under “Questions and Answers About the Business Combination — Are Hut 8 Shareholders entitled to Dissent Rights?” of this Circular.
“Dissent Share” has the meaning ascribed thereto under “Description of the Business Combination — The Arrangement and Plan of Arrangement” of this Circular.
“Dissenting Shareholder” has the meaning ascribed thereto under “Summary — Dissenting Shareholder Rights” of this Circular.
“Dissenting USBTC Share” means each share of USBTC Stock outstanding immediately prior to the Merger Effective Time held by a Dissenting USBTC Stockholder.
“Dissenting USBTC Stockholder” means, as of any particular time, a Person who or which is then entitled to, has theretofore properly asserted or exercised (to the extent such assertion or exercise has theretofore been required by the NRS) and has not theretofore withdrawn or otherwise waived, failed to exercise or otherwise lost, dissenter’s rights pursuant to the Nevada Dissenter’s Rights Statutes.
“Division” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.

“DPSP” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Eligibility for Investment” of this Circular.
“DRS Advice” means a direct registration statement advice.
“DTC” means the Depository Trust Company, in the United States.
“Duff & Phelps” means Kroll, LLC operating through its Duff & Phelps Opinions Practice.
“Echo Site” has the meaning ascribed thereto under “Summary — The Parties to the Business Combination Agreement — USBTC” of this Circular.
“Economic Sanctions/Trade Laws” means all applicable Laws relating to anti-terrorism, the importation of goods, the exportation and re-exportation of goods, customs compliance, import/export controls, anti-boycott legislation, controlled goods and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any Governmental Entity, agency, authority or Person targeting certain countries, territories, or Persons, including, without limiting the generality of the foregoing, the United States Export Administration Act and implementing Export Administration Regulations, the Canadian Export and Import Permits Act and the Export Control List , the Canadian Defence Production Act and the Controlled Goods Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations, the Canadian Special Economic Measures Act, the Canadian United Nations Act, Part II.1 of the Canadian Criminal Code, the Canadian Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), the Canadian Freezing Assets of Corrupt Foreign Officials Act, and the various economic sanctions laws administered by OFAC and GAC.
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.
“EEI” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Non-Employee Directors” of this Circular.
“Effective Date” has the meaning ascribed thereto under “The Business Combination Agreement — Closing & Effective Time” of this Circular.
“EPA” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“ERCOT” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“ESG” means environmental, social and governance.
“Fairness Opinions” means the Stifel GMP Opinion and the Kroll Opinion.
“FATF” has the meaning ascribed thereto under “Schedule “H” — Information Relating to Hut 8 — Risk Factors” of this Circular.
“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to Hut 8 and USBTC, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both Hut 8 and USBTC, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Hut 8 and USBTC, each acting reasonably) on appeal.
“Founder Common Shares” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Framework” has the meaning ascribed thereto under “Schedule “H” — Information Relating to Hut 8 — Business Overview — Digital Asset Mining” of this Circular.
“Free Standing Rights” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“Germano” has the meaning ascribed thereto under “Summary — Support and Voting Agreements– USBTC Stockholder Support Agreement” of this Circular.
“GHG” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, minister, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; or (iv) any national stock exchange, including Nasdaq and the TSX.
“Greenberg” means Greenberg Traurig, LLP, U.S. legal counsel to USBTC.

“Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” of this Circular.
“Howey test” has the meaning ascribed thereto under “Schedule “H” — Information Relating to Hut 8 — Business Overview — Digital Asset Mining” of this Circular.
“HSR Act” has the meaning ascribed thereto under “Summary — Regulatory Matters” of this Circular.
“HSR Approval” means (a) all applicable filings pursuant to the HSR Act shall have been made and all applicable waiting periods (and any extension thereof) shall have expired or been terminated; and (b) there shall not be in effect any voluntary agreement between the Parties and the Antitrust Division of the United States Department of Justice nor the United States Federal Trade Commission pursuant to which the Parties have agreed not to consummate the transactions contemplated by the Business Combination Agreement.
“Hut 8” means Hut 8 Mining Corp., a corporation existing under the laws of British Columbia, and, for the avoidance of doubt, includes Hut 8 Amalco following the Amalgamation.
“Hut 8 Amalco” means Hut 8 as the continuing corporation following the Amalgamation.
“Hut 8 Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded or registered, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by Hut 8 or any of its Subsidiaries with respect to any of the Hut 8 Employees or former Hut 8 Employees or any current or former directors or individual independent contractors of Hut 8 or any of its Subsidiaries (or any spouses, dependents, survivors or beneficiaries of any such Persons) and includes: (i) retirement, severance, termination, retention or change in control plans, programs or agreements; and (ii) deferred compensation, equity-based, incentive, bonus, retirement or supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind, including for greater certainty the Hut 8 Omnibus Incentive Plan and the Hut 8 ESPP, but excluding Statutory Plans and individual employment Contracts.
“Hut 8 Book-Entry Share” means a book-entry Hut 8 Share.
“Hut 8 Consideration Shares” has the meaning ascribed thereto under “Management Information Circular — Information for United States Shareholders” of this Circular.
“Hut 8 DSU” means a Hut 8 deferred share unit issued pursuant to the Hut 8 Omnibus Incentive Plan.
“Hut 8 Employees” means the officers and employees of Hut 8 and its Subsidiaries.
“Hut 8 ESPP” means the Hut 8 employee share purchase plan.
“Hut 8 Exchange Ratio” means 0.2000 of a New Hut Share for each Hut 8 Share.
“Hut 8 Financial Statements” means (i) the audited consolidated financial statements of Hut 8 as at and for the financial years ended December 31, 2021 and 2020, and (ii) the Hut 8 Interim Financial Statements, in each case prepared in accordance with IFRS as consistently applied by Hut 8.
“Hut 8 Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of Hut for the three- and nine-month periods ended September 30, 2022 and 2021, in each case prepared in accordance with IFRS as consistently applied by Hut.
“Hut 8 Officers Certificate” has the meaning ascribed thereto under “Description of the Business Combination — Fairness Opinion of Stifel GMP” of this Circular.
“Hut 8 Omnibus Incentive Plan” means the omnibus long-term incentive plan of Hut 8 approved at the annual and special meeting of Hut Shareholders held on June 23, 2021, as the same may be amended from time to time.
“Hut 8 Option” means an option to purchase a Hut 8 Share issued pursuant to the Hut 8 Omnibus Incentive Plan.
“Hut 8 Replacement Option” means a Hut 8 Option, as replaced pursuant to the Arrangement.
“Hut 8 Replacement Option Exercise Price” means the quotient obtained when the exercise price per Hut 8 Share under the replaced Hut 8 Option is divided by the Hut 8 Exchange Ratio.
“Hut 8 Resolutions” means, collectively, the Arrangement Resolution, the New Hut Resolution and the Incentive Plan Resolution.
“Hut 8 RSU” means a Hut 8 restricted share unit issued pursuant to the Hut 8 Omnibus Incentive Plan.
“Hut 8 Share Certificate” means a record of a certificate for a Hut 8 Share.
“Hut 8 Share Exchange” means the transfer of each Hut 8 Share (other than any Dissent Share) to New Hut pursuant to the Arrangement in exchange for which each holder shall be entitled to receive, for each Hut 8 Share, a fraction of a New Hut Share equal to the Hut 8 Exchange Ratio.

“Hut 8 Shareholder Approval” has the meaning ascribed thereto under “Summary — Hut 8 Shareholder Approval” of this Circular.
“Hut 8 Shareholders” means the holders of Hut 8 Shares.
“Hut 8 Shares” means the common shares in the capital of Hut 8, and for the avoidance of doubt includes the common shares in the capital of Hut 8 Amalco following the Amalgamation.
“Hut 8 Subject Securities” has the meaning ascribed thereto under “The Business Combination Agreement — The Support Agreements” of this Circular.
“Hut 8 Subsidiaries” means the Subsidiaries of Hut 8.
“Hut 8 Support Agreements” has the meaning ascribed thereto under “Summary — Support and Voting Agreements — Hut 8 Support Agreements” of this Circular.
“Hut 8 Supporting Shareholders” has the meaning ascribed thereto under “Summary — Support and Voting Agreements — Hut 8 Support Agreements” of this Circular.
“Hut 8 Warrants” means the warrants to acquire Hut 8 Shares issued by Hut 8 on September 17, 2021 and expiring on September 17, 2026.
“IASB” means International Accounting Standards Board.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable at the relevant time.
“Incentive Plan Resolution” means the ordinary resolution approving the adoption of the New Hut Incentive Plan.
“Incentive Stock Option” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“Initial MEFA Debt” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“INPO” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC –Non-Employee Directors” of this Circular.
“In-The-Money-Amount” means in respect of an option at a particular time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to such option exceeds the aggregate exercise price under such option.
“Intellectual Property” means all intellectual property rights recognized throughout the world, including all Canadian, U.S. and foreign (i) patents, design patents, industrial designs, and applications for patents, design patents and industrial designs, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, business names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, distinguishing guises and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, (iii) copyrights and copyrightable subject matter and works of authorship, (iv) integrated circuit topographies, mask works, mask work registrations and applications for mask work registrations; (v) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data, and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (vi) Trade Secrets, confidential information, ideas, know-how, inventions, proprietary processes, designs, technology, formulae, formulations, specifications, models and methodologies, and any documentation relating to any of the foregoing, and (vii) all applications and registrations for the foregoing.
“Intended Tax Treatment” has the meaning ascribed thereto under “Questions and Answers About the Business Combination — What are the U.S. federal income tax consequences of the Business Combination?” of this Circular.
“Interim Order” means the interim order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to Hut 8 and USBTC, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of Hut 8 and USBTC, each acting reasonably, at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.
“IRS” means Internal Revenue Service.
“King Mountain JV” means the 50% interest in a joint venture with NextEra.
“King Mountain JV Senior Note” means the senior note in the amount of $96.8 million assumed by one of USBTC’s subsidiaries in connection with the King Mountain JV.
“Kroll” means Kroll, LLC, operating through its Duff & Phelps Opinions Practice.

“Kroll Opinion” has the meaning ascribed thereto under “Description of the Business Combination — Fairness Opinion of Kroll, LLC” of this Circular.
“Law” or “Laws” means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign (i) enacted, adopted, promulgated or applicable by a Governmental Entity, (ii) that is binding upon or applicable to such Person or its business, undertaking, property, assets or securities, the terms and conditions of any Permit, and (iii) to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.
“Letter of Intent” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“Letter of Transmittal” means the letter of transmittal enclosed with this Circular.
“loads” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Growth Strategy” of this Circular.
“Loan Parties” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“Management Projections” means, collectively: (i) the Management Projections — Hut 8; (ii) the Management Projections — USBTC; and (iii) the Management Projections — New Hut.
“Management Projections — Hut 8” means financial projections for Hut 8 for the years ending December 31, 2023 through 2025 as shown in the file named “Hut 8 Operating Model vF,” prepared and provided to Duff & Phelps by management of Hut 8.
“Management Projections — New Hut” means financial projections for New Hut after giving effect to the proposed Business Combination for the years ending December 31, 2023 through 2025 as shown in the file named “CombineCo Model VF,” provided to Duff & Phelps by management of Hut 8 and prepared and approved by the managements of Hut 8 and USBTC.
“Management Projections — USBTC” means financial projections for USBTC for the years ending December 31, 2023 through 2025 as shown in the file named “USBTC Operating Model — vF,” prepared by management of USBTC and provided to Duff & Phelps and approved by management of USBTC.
“Management’s Adjustments” has the meaning ascribed thereto under “Unaudited Pro Forma Combined Financial Statements — Basis of Presentation” of this Circular.
“Mark-to-Market Election” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations” of this Circular.
“Maryland Order” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Maryland Securities Act” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Massachusetts Division” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Massachusetts Order” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Massachusetts Regulations” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Massachusetts Securities Act” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Matching Period” has the meaning ascribed thereto under “The Business Combination Agreement — Solicitation — Hut 8 Non-Solicitation” of this Circular.
“Material Adverse Effect” has the meaning ascribed thereto under “The Business Combination Agreement — Representations and Warranties” of this Circular.
“Meeting” means the special meeting of the Hut 8 Shareholders held for the purpose of approving the Business Combination and the transactions contemplated thereby.
“MEFA” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.

“MEFA Amendment” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“MEFA Debt” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“Member Loan” means the member loan with TZ Capital Holdings, LLC.
“Merger” means the merger of USBTC and Merger Subco pursuant to the NRS in accordance with the Business Combination Agreement.
“Merger Effective Time” has the meaning ascribed thereto under “Description of the Business Combination — The Merger” of this Circular.
“Merger Provisions” has the meaning ascribed thereto under “The Business Combination Agreement — Governing Law” of this Circular.
“Merger Subco” means a direct, wholly-owned Subsidiary of New Hut, to be incorporated under the NRS prior to the Effective Date solely for the purpose of effecting the Merger.
“MI 61-101” has the meaning ascribed thereto under “Summary — Interests of Directors and Management in the Arrangement” of this Circular.
“miners” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Morrow Sodali” means the proxy solicitation agent engaged by Hut 8 with respect to institutional Hut 8 Shareholders.
“MW” means megawatts.
“Nasdaq” means Nasdaq Stock Market LLC.
“Needham” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“Nevada Dissenter’s Rights Statutes” means NRS 92A.300 through 92A.500, inclusive, together with any relevant definitions pertaining thereto as set forth in NRS Chapter 92A.
“New Hut” means Hut 8 Corp., a Delaware corporation.
“New Hut Board” means the board of directors of New Hut, as constituted from time to time.
“New Hut Incentive Plan” has the meaning ascribed thereto under “Description of the Business Combination — New Hut Incentive Plan” of this Circular.
“New Hut Legacy Plan” means the equity incentive plan which shall govern the USBTC Replacement Options in connection with the Merger.
“New Hut Option” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“New Hut Resolution” means the ordinary resolution approving the issuance of New Hut Shares to the USBTC Stockholders.
“New Hut Shares” means the shares of common stock, par value US$0.00001 each, in the capital of New Hut.
“New Plan” has the meaning ascribed thereto under “The Business Combination Agreement — Employee Matters” of this Circular.
“NextEra” has the meaning ascribed thereto under “Summary — The Parties to the Business Combination Agreement — USBTC” of this Circular.
“Niagara Falls Litigation” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Legal Proceedings” of this Circular.
“Niagara Falls Settlement” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Legal Proceedings” of this Circular.
“NOBOs” has the meaning ascribed thereto under “Information Concerning the Meeting — Voting by Non-Registered Hut 8 Shareholders” of this Circular.
“Nonqualified Option” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“non-registered Hut 8 Shareholders” has the meaning ascribed thereto under “Information Concerning the Meeting — Voting by Non-Registered Hut 8 Shareholders” of this Circular.

“Non-Resident Dissenter” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Dissenting Non-Resident Holders” of this Circular.
“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada” of this Circular.
“Notice of Dissent” has the meaning ascribed thereto under “Dissenting Shareholder Rights” of this Circular.
“Notice of Meeting” means the Notice of Special Meeting of Securityholders of Hut 8 that accompanies this Circular.
“Notice Shares” has the meaning ascribed thereto under “Dissenting Shareholder Rights” of this Circular.
“Notifiable Transactions” has the meaning ascribed thereto under “Summary — Regulatory Matters” of this Circular.
“NRS” means the Nevada Revised Statutes, as amended.
“NYDIG” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“NYISO” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“OBOs” has the meaning ascribed thereto under “Information Concerning the Meeting — Voting by Non-Registered Hut 8 Shareholders” of this Circular.
“OFCA” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Ordinary Course” means, with respect to an action taken by any Person, that such action is substantially consistent in nature and scope with the past practices of such Person and is taken in the ordinary operations of the business of such Person and, in any case, is not unreasonable in the circumstances when considered in the context of the provisions of the Business Combination Agreement, and for greater certainty, all COVID-19 Response shall be deemed to have been taken in the Ordinary Course.
“Organizational Documents” means: (i) with respect to any Person that is a corporation, its articles, notice of articles, charter or certificate or articles of incorporation or memorandum and articles of association, as the case may be, and by-laws, and any shareholder agreement or similar agreement; (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement; (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and (v) with respect to any Person similar to but not set out in (i) through (iv) of this definition, its comparable organizational documents (including a declaration of trust, partnership agreement, articles of continuance, arrangement or amalgamation).
“Original Loan Agreements” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“Original Principal” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“Outside Date” means September 30, 2023 or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date for up to an additional 60 days (in 30-day increments) if the Required Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than two Business Days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Required Regulatory Approvals is primarily the result of such Party’s failure to comply with its covenants herein; and provided further, that if the SEC has not declared the Registration Statement effective on or prior to September 30, 2023 the Outside Date shall be automatically extended to November 30, 2023.
“Outstanding Loan Amount” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“Participant” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“Parties” means, together, Hut 8, USBTC and New Hut, and “Party” means any one of them.
“Performance Stock Units” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“Permitted Liens” means, in respect of any Party or any of its Subsidiaries, any one or more of the following:
a)
easements, rights of way, servitudes and similar rights in land including rights of way and servitudes for highways and other roads,

railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the Hut 8 assets or the USBTC assets, as the case may be;
b)
contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, carrier’s and bank’s and securities intermediary’s Liens and other similar Liens arising in the Ordinary Course for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or that are being contested in good faith and in each case for which adequate reserves have been established in accordance with U.S. GAAP (in the case of USBTC or the USBTC Subsidiaries) or IFRS (in the case of Hut or the Hut 8 Subsidiaries) by the party responsible for payment thereof;

c)
such title defects as (A) Hut 8 (in the case of title defects with respect to properties or assets of USBTC or any of the USBTC Subsidiaries) may have expressly waived in writing or (B) USBTC (in the case of title defects with respect to properties or assets of Hut 8 or any of the Hut 8 Subsidiaries) may have expressly waived in writing;

d)
customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any of USBTC’s or Hut 8’s or their respective Subsidiaries’ properties or assets in any manner; provided however that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, Contracts and rights (i) were not incurred in connection with any indebtedness and (ii) do not, individually or in the aggregate, have an adverse effect on the value or materially impair or add material cost to the use of the subject property;

e)
all Liens granted by USBTC, US Data Guardian LLC and the other Loan Parties (as defined in the Anchorage Loan Agreement) in favour of Anchorage pursuant to the Anchorage Loan Agreement; and

f)
all Liens granted by Hut 8 or Hut 8 Subsidiaries in favour of Galaxy Digital LLC, Trinity Capital Inc., Dell Financial Services Canada Limited, Bank of Montreal, Synnex Canada Limited and Independent System Operator.

“Person” includes any individual, partnership, limited partnership, association, body corporate, corporation, limited liability company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.
“PFIC” has the meaning ascribed thereto under “Risk Factors — Risk Factors Related to the Business Combination” of this Circular.
“PIK” has the meaning ascribed thereto under “Schedule “T” — Management’s Discussion and Analysis of Financial Condition and Results of Operations of USBTC — Business Updates” of this Circular.
“Plan Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Eligibility for Investment” of this Circular.
“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule “B” hereto, subject to any amendments or variations to such plan made in accordance with the Business Combination Agreement or made at the direction of the Court in the Final Order with the consent of Hut 8 and USBTC, each acting reasonably.
“PMA” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Pre-Closing Period” has the meaning ascribed thereto under “The Business Combination Agreement — Covenants Regarding the Conduct of the Business” of this Circular.
“Principal” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“Promissory Notes” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” of this Circular.
“Proxy Submission Deadline” means 4 p.m. (Toronto time) on September 8, 2023, being 48 hours (excluding Saturdays, Sundays and holidays) immediately prior to the date of the Meeting (or, if the Meeting is adjourned, 48 hours, excluding Saturdays, Sundays and holidays, before the beginning of any adjournment of the Meeting).
“QEF Election” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations” of this Circular.
“Record Date” has the meaning ascribed thereto under “Information Concerning the Meeting — Record Date” of this Circular.
“Refinanced Loan Agreement” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“Registrar” means the Registrar of Companies appointed under Section 400 of the BCBCA.

“Registered Plan” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Eligibility for Investment” of this Circular.
“Registration Statement” means the registration statement on Form S-4 filed by New Hut with the United States Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, in accordance with the Business Combination Agreement, together with any supplements thereto.
“Regulatory Approval” means any consent, waiver, Permit, exemption, review, Order, decision or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective, in each case in connection with the Business Combination and includes the Required Regulatory Approvals.
“Related Rights” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“Relied Upon Information” has the meaning ascribed thereto under “Description of the Business Combination — Fairness Opinion of Stifel GMP” of this Circular.
“Replacement Securities” means: (i) in respect of Hut 8, collectively, Hut 8 Replacement Options, Adjusted Hut 8 RSUs and Adjusted Hut 8 DSUs; and (ii) in respect of USBTC, the USBTC Replacement Options.
“Representatives” with respect to any Party, means the officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives of such Party and such Party’s Affiliates.
“Required Regulatory Approvals” means the Stock Exchange Approvals, the HSR Approval and the Competition Act Approval.
“Rescission Offer Common Shares” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Rescission Shares” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Resident Dissenter” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Dissenting Resident Holders” of this Circular.
“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada” of this Circular.
“Restricted Period” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“Restricted Stock” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“Restricted Stock Units” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“SEC” means the United States Securities and Exchange Commission.
“SEC Order” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Securities Authority” means, as applicable, the Ontario Securities Commission, the SEC and any other applicable securities commission or securities regulatory authority of a province or territory of Canada or the United States, as applicable.
“Securities Laws” means, as applicable, the Securities Act (Ontario), U.S. Securities Laws and any other applicable Canadian provincial and territorial or United States securities Laws, rules, orders, notices, promulgations and regulations and published policies thereunder.
“Security Agreement” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“SEDAR+” means the System for Electronic Data Analysis Retrieval + described in National Instrument 13-101 — System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedarplus.com.
“Seed Common Shares” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Series A Shares” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP, U.S. legal counsel to Hut 8.

“Stifel GMP” means Stifel Nicolaus Canada Inc.
“Stifel GMP Engagement Letter” has the meaning ascribed thereto under “Description of the Business Combination — Fairness Opinion of Stifel GMP” of this Circular.
“Stifel GMP Opinion” has the meaning ascribed thereto under “Description of the Business Combination — Fairness Opinion of Stifel GMP” of this Circular.
“Stikeman” means Stikeman Elliott LLP, Canadian legal counsel to USBTC.
“Stock Appreciation Rights” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.
“Stock Exchange Approvals” means (A) the conditional approval of Nasdaq to list the New Hut Shares (including the Hut 8 Consideration Shares issuable in connection with the Business Combination), and any New Hut Shares issuable upon the exercise or settlement of any replacement securities, in each case subject only to customary listing conditions, including customary post-closing deliveries; and (B) the conditional approval of the TSX to list the New Hut Shares (including the Hut 8 Consideration Shares issuable in connection with the Business Combination), and any New Hut Shares issuable upon the exercise or settlement of any replacement securities, in each case subject only to customary listing conditions, including customary post-closing deliveries.
“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus Exemptions as in effect on the date of the Business Combination Agreement.
“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party, made after the date of this Agreement to acquire, directly or indirectly, (i) not less than all of the outstanding Hut 8 Shares (other than Hut 8 Shares beneficially owned by the Person or Persons making such Acquisition Proposal as of the date of such Acquisition Proposal), or (ii) all or substantially all of the assets of Hut 8 on a consolidated basis that:
a)
complies with Securities Laws and did not result from or involve a breach of Article 7 of the Business Combination Agreement or any agreement between the Person making such Acquisition Proposal and Hut 8 or any of its Subsidiaries;

b)
is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (in consultation with its financial advisors and its outside legal counsel) that the funds or other consideration necessary to complete the Acquisition Proposal are or will be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein;

c)
is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal;

d)
is not subject to any due diligence condition; and

e)
the Board determines, in good faith after consultation with its outside legal counsel and financial advisor(s) and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is in the best interests of Hut 8 and is more favourable to the Hut 8 Shareholders, from a financial point of view, than the Business Combination Agreement.

“Supplementary Information Request” has the meaning ascribed thereto under “Summary — Regulatory Matters” of this Circular.
“Surviving Corporation” means USBTC as the surviving corporation following the consummation of the Merger.
“Tax” (including, with correlative meaning, the term “Taxes”) means: (i) any and all governmental taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, branch profits, franchise, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, consumption of resources, emissions, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, Statutory Plans, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance and government pension plan premiums or contributions including any installments or prepayments in respect of any of the foregoing; (ii) all interest, penalties, fines, additions to tax imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii), whether disputed or not; (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.
“Tax Act” has the meaning ascribed thereto under “Business of the Meeting — Incentive Plan Resolution” of this Circular.

“Taxing Authority” means the United States Internal Revenue Service, the Canada Revenue Agency and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes.
“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” of this Circular.
“Terminating Party” means the Party intending to terminate the Business Combination Agreement pursuant to the terms thereof.
“Termination Notice” means the notice provided by a Terminating Party to the other Party pursuant to the Business Combination Agreement.
“Transaction Accounting Adjustments” has the meaning ascribed thereto under “Unaudited Pro Forma Combined Financial Statements — Basis of Presentation” of this Circular.
“Transaction Fee” has the meaning ascribed thereto under “Description of the Business Combination — Fairness Opinion of Stifel GMP — Engagement of Stifel GMP” of this Circular.
“TSX” means Toronto Stock Exchange and any successor thereto.
“TZRC” has the meaning ascribed thereto under “Summary — The Parties to the Business Combination Agreement — USBTC” of this Circular.
“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“U.S. GAAP” means generally accepted accounting principles, as in effect in the United States of America.
“U.S. Holder” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations” of this Circular.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“USBTC” means U.S. Data Mining Group, Inc., a Nevada corporation doing business as “US BITCOIN CORP.”.
“USBTC Articles” has the meaning ascribed thereto under “Summary — USBTC Stockholder Approval” of this Circular.
“USBTC Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) of USBTC and its Subsidiaries.
“USBTC Balance Sheet” means the audited consolidated balance sheet (and notes thereto) of USBTC and its consolidated Subsidiaries.
“USBTC Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not funded or registered, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne, by USBTC or any of its Subsidiaries with respect to any of the USBTC Employees or former USBTC Employees or any current or former directors or individual independent contractor of USBTC or any of its Subsidiaries (or any spouses, dependents, survivors or beneficiaries of any such Persons) and includes: (i) employment, individual consulting, retirement, severance, termination, retention or change in control plans, programs or agreements; and (ii) deferred compensation, equity-based, incentive, bonus, retirement, supplemental retirement, profit sharing, pension, insurance, medical, welfare, fringe or other material benefits or remuneration of any kind, including for greater certainty the USBTC Equity Incentive Plan, but excluding Statutory Plans.
“USBTC Board” has the meaning ascribed thereto under “Description of the Business Combination — Background to the Business Combination” of this Circular.
“USBTC Consent” means the written consent of the USBTC Stockholders to adopt and approve the USBTC resolution granting the USBTC Stockholder Approval and for any other purpose as may be set out therein and agreed to in writing by the Parties, such written consent executed by (i) the holders of at least a majority of the voting power of the outstanding shares of USBTC common stock and USBTC preferred stock consenting together as a single class on an as-converted-to-USBTC-common-stock basis; and (ii) the Requisite Holders (as defined in the USBTC articles of incorporation in effect as of the date of the Business Combination Agreement) consenting as a separate class.
“USBTC Consideration Shares” means the New Hut Shares to be received by the USBTC Stockholders pursuant to the Merger, in accordance with the Business Combination Agreement.
“USBTC Disclosure Letter” means the disclosure letter delivered to USBTC by Hut 8 concurrently with the Business Combination Agreement.

“USBTC Electronic Certificate” means an electronic certificate administrated by Carta, Inc.
“USBTC Employees” means the officers and employees of USBTC and its Subsidiaries.
“USBTC Equity Incentive Plan” means the USBTC 2021 Equity Incentive Plan, as amended by the First Amendment thereto, dated July 30, 2021, the Second Amendment thereto, dated October 6, 2021, the Third Amendment thereto, dated September 1, 2022 and the Fourth Amendment thereto, dated January 5, 2023
“USBTC Exchange Ratio” means 0.6716 of a New Hut Share for each share of USBTC Stock.
“USBTC Financial Statements” means (i) the audited consolidated financial statements of USBTC as at and for the financial years ended June 30, 2022 and June 30, 2021, and (ii) the USBTC Interim Financial Statements, in each case prepared in accordance with U.S. GAAP as consistently applied by USBTC.
“USBTC Information Statement” means the information statement to be sent to the USBTC Stockholders relating to a consent solicitation with respect to the USBTC Consent.
“USBTC Interim Financial Statements” means the unaudited interim condensed consolidated financial statements of USBTC for the three month period ended September 30, 2022 and September, 2021, in each case prepared in accordance with U.S. GAAP as consistently applied by USBTC.
“USBTC Lease” means any such lease, sublease, license or other occupancy agreement and all amendments and modifications thereto with respect to the USBTC Leased Real Property.
“USBTC Leased Real Property” means each parcel or lot, as applicable, of real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by USBTC or any of the USBTC Material Subsidiaries.
“USBTC Material Contract” means each contract set forth in Section 15(a) of the USBTC Disclosure Letter.
“USBTC Material Subsidiaries” means U.S. Data Technologies Group Ltd., U.S. Data Group, Inc., US Mining Infrastructure Operations LLC, U.S. Data Energy Group, Inc., USMIO Charlie LLC, USMIO Delta LLC, USMIO Echo LLC, US Data Mining Energy Group Inc., U.S. Data Lone Star Inc., Pecos Data Technologies, LLC, US Data King Mountain LLC, US Data Guardian LLC and TZRC LLC.
“USBTC Option” means each option to purchase USBTC common stock that was granted under the USBTC Equity Incentive Plan.
“USBTC Organizational Documents” means the Organizational Documents of USBTC.
“USBTC Permits” means each of the permits that the USBTC and any of the USBTC Material Subsidiaries possess that are necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted.
“USBTC Preferred Stock” means the Series A preferred stock of USBTC, US$0.00001 par value per share, the Series B preferred stock of USBTC, US$0.00001 par value per share, the Series B-1 preferred stock of USBTC, US$0.00001 par value per share, and the Series C preferred stock, US$0.00001 par value per share.
USBTC Replacement Option” means an option to acquire New Hut Shares that a USBTC Option outstanding immediately prior to the Merger Effective Time shall automatically be exchanged for pursuant to the Merger.
“USBTC Resolution” means the resolution(s) adopted by the USBTC Stockholders setting forth and granting the USBTC Stockholder Approval.
“USBTC Subsidiaries” means the Subsidiaries of USBTC and including for greater certainty the joint venture entities consisting of Copper Plains LLC and TZRC LLC.
“USBTC Stock” means, collectively, the shares of USBTC common stock and the USBTC Preferred Stock.
“USBTC Stockholder Approval” means the approval of the Business Combination Agreement (generally and as the plan of merger of the Merger) and the Business Combination, by the requisite USBTC Stockholders, including any consents, waivers, determinations or other approvals by any class or series of USBTC Stock required under the USBTC Organizational Documents or otherwise in connection with the Business Combination Agreement or the transactions contemplated hereby.
“USBTC Stockholders” means the registered holders of USBTC Stock.
“USBTC Stockholder Support Agreement” has the meaning ascribed thereto under “Summary — Support and Voting Agreements — USBTC Stockholder Support Agreement” of this Circular.
“USBTC Subsidiaries” means the Subsidiaries of USBTC and including for greater certainty the joint venture entities consisting of Copper Plains LLC and TZRC LLC.

“USBTC Supporting Stockholders” has the meaning ascribed thereto under “Summary — Support and Voting Agreements — USBTC Stockholder Support Agreement” of this Circular.
“USDG” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“USDTG” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Restructuring and Financing” of this Circular.
“USMIO” has the meaning ascribed thereto under “Summary — The Parties to the Business Combination Agreement — USBTC” of this Circular.
“USRG” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC  — Non-Employee Directors” of this Circular.
“Validus” means Validus Power Corp. and its subsidiary, Bay Power Corp.
“Validus Notice” has the meaning ascribed thereto under “Schedule “H” — Recent Developments” of this Circular.
“VIF” has the meaning ascribed thereto under “Information Concerning the Meeting — Voting by Non-Registered Hut 8 Shareholders” of this Circular.
“Virginia Act” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Virginia Division” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.
“Virginal Order” has the meaning ascribed thereto under “Schedule “I” — Information Relating to USBTC — Risk Factors” of this Circular.

Institutional holders of Hut 8 may contact:
If you have any questions or require any assistance in executing your proxy or voting instruction form, please call Morrow Sodali at:
NORTH AMERICAN TOLL-FREE NUMBER: 1.888.777.2059
OUTSIDE NORTH AMERICA, BANKS, BROKERS AND COLLECT CALLS: 1.289.695.3075
Email: assistance@morrowsodali.com
North American Toll-Free Facsimile: 1.877.218.5372
HUT 8 MINING CORP.
24 Duncan Street, Suite 500
Toronto, ON M5V 2B8
P: 1.647.256.1992| E: info@hut8.io
Download the latest about Hut 8 Mining Corp. at: http://www.hut8.io
Hut 8 Mining Corp. is traded on Nasdaq and TSX under the symbol “HUT”.